Form 20-F
period 1997-03-31
LOGITECH INTERNATIONAL SA
filed 1997-06-30
CIK 1032975

                                                           File Number:  0-29174
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                                    FORM 20-F

                            ANNUAL REPORT PURSUANT TO
                             SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                    For the Fiscal Year Ended March 31, 1997

                           LOGITECH INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)

                                --------------

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                           CANTON OF VAUD, SWITZERLAND
                 (Jurisdiction of incorporation or organization)

                                --------------

                           LOGITECH INTERNATIONAL S.A.
                               APPLES, SWITZERLAND
                                C/O LOGITECH INC.
                                6505 KAISER DRIVE
                           FREMONT, CALIFORNIA 94555
                                (510) 795-8500
          (Address and telephone number of principal executive offices)

                                --------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

       TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
       -------------------           -----------------------------------------
    American Depositary Shares                Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                     NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) Of the Act:
                                     NONE

                                --------------

The number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 1997 was 2,001,688 registered shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act OF 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           [X] YES           NO

Indicate by check mark which financial statement item the registrant has elected to follow.
                           ITEM 17           [X] ITEM 18

================================================================================

                                TABLE OF CONTENTS

Part I                                                                                                               Page
------                                                                                                               ----
  Item 1.   Description of Business....................................................................................3
  Item 2.   Description of Property...................................................................................16
  Item 3.   Legal Proceedings.........................................................................................17
  Item 4.   Control of Registrant.....................................................................................18
  Item 5.   Nature of Trading Market..................................................................................19
  Item 6.   Exchange Controls and Other Limitations Affecting Security Holders........................................20
  Item 7.   Taxation..................................................................................................20
  Item 8.   Selected Financial Data...................................................................................22
  Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations.....................24
  Item 10.  Directors and Officers of Registrant......................................................................30
  Item 11.  Compensation of Directors and Officers....................................................................32
  Item 12.  Options to Purchase Securities from Registrant or Subsidiaries............................................33
  Item 13.  Interest of Management in Certain Transactions............................................................33

Part II
-------
  Item 14.  Description of Securities to be Registered................................................................33

Part III
--------
  Item 15.  Defaults Upon Senior Securities...........................................................................33
  Item 16.  Changes in Securities and Changes in Security for Registered Securities...................................33

Part IV
-------
  Item 17.  Financial Statements......................................................................................33
  Item 18.  Financial Statements......................................................................................33
  Item 19.  Financial Statements and Exhibits.........................................................................34

  Signatures..........................................................................................................36
  Consolidated Financial Statements..................................................................................F-1

                                ---------------

     In this document, unless otherwise indicated, references to the "Company" or "Logitech" are to Logitech International S.A., its consolidated subsidiaries and predecessor entities.

     HyperJump(TM), Logitech(R), the Logitech logo, Magellan(TM), MouseMan(R), MouseMan(R) Cordless, MouseWare(R), PageScan(TM), PageScan Color(TM), ScanMan(R) Color 2000, Senseware(R), SurfMan(TM), TrackMan(R) Marble(R), Wingman(R), WingMan(R) Extreme(TM), and WingMan(R) Warrior(TM) are trademarks of the Company. All other trademarks or trade names used in this document are the property of their respective owners.

ITEM 1.    DESCRIPTION OF BUSINESS

     The following discussion contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Predictions of future events are inherently uncertain. Actual events could differ materially from those predicted in the forward looking statements as a result of the risks set forth in the following discussion, including the subsection "Additional Risk Factors That Could Affect Operating Results" in this Item 1 and in Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

     Logitech is a leader in the design, manufacture, and marketing of Senseware peripherals: professional pointing devices including 2D, 3D, and cordless mice; trackballs and touchpads; control devices for entertainment such as joysticks, gamepads, and 3D game controllers; and imaging devices such as personal color scanners and digital video cameras.

     Over the past 15 years, Logitech has provided consumers with a natural and intuitive bridge between the sensory rich analog world and the digital realm of the personal computer ("PC"). The Company's products, known as Senseware peripherals, provide user-centric solutions that are comfortable, easy to install and easy to use, and are combined with integrated software for seamless compatibility. Senseware peripherals are designed as an extension of a computer user's natural senses, appealing to the way people want to work, communicate and play, and allowing users to customize and personalize their computing environment for a more natural man-machine interface.

     The Company was founded in Switzerland in 1981 and operated through a variety of related corporate entities until 1988. At that time, in connection with the Company's initial public offering in Switzerland, it was reorganized as a Swiss holding company, Logitech International S.A. The Company's operational headquarters are located in Fremont, California, with engineering centers in Fremont, Romanel-sur-Morges, Switzerland and Taiwan. Manufacturing operations are located in China and Taiwan with distribution facilities in the United States, Europe and Asia.

RECENT DEVELOPMENTS

     On March 27, 1997, the Company consummated a public offering in the U.S. of 200,000 registered shares, represented by 2,000,000 American Depositary Shares ("ADSs"). Each ADS represents one-tenth of one registered share and is issued pursuant to that certain Deposit Agreement dated March 27, 1997 (the "Deposit Agreement") between the Company, The Bank of New York as Depositary (the "Depositary"), and the registered and beneficial owners from time to time of ADSs issued thereunder. On April 25, 1997, the Company sold an additional 30,000 registered shares pursuant to an option granted to the underwriters in the offering to cover over-allotments.

INDUSTRY BACKGROUND

     One of the primary challenges facing the PC industry has been to bridge the digital world of computing and the analog world of computer users by creating a natural man-machine interface. The growth in processing power, communications bandwidth and digital content have created compelling reasons to purchase home PCs, along with new challenges as users struggle to effectively input, access and control the many forms of digital data in a simple and intuitive manner. Despite advances in design and function, setting up and using a PC often requires users to adapt their natural way of thinking and working to fit the computer. For example, when attaching new devices to a PC, the user is confronted with a limited number of ports, the need to ensure hardware and software compatibility, and ultimately a workspace cluttered with wires and cords. This contrasts with the setup and use of more widespread consumer electronics devices which have gradually adapted to become more user-friendly. The Company believes that as computer usage continues to become more widespread, trends established in the consumer electronics market, such as brand identity, affordability, ease-of-use and installation, as well as visual appeal, are rapidly becoming important components in home computer purchase decisions.

     Progressively more powerful microprocessors and increased computer memory have greatly expanded the capabilities of the PC platform, allowing for the development of increasingly dynamic and complex applications.

The PC has evolved from a productivity tool for word processing and data analysis to an affordable multimedia appliance capable of creating and manipulating vast amounts of data, including graphics, sound and full motion video. PC users today can play games in three dimensions, create virtual worlds, edit and improve their home videos and push the limits of their imaginations without ever writing a line of code.

     As the power and flexibility of the PC has evolved, so has the ability to communicate among PCs. Powerful PCs, capable of connecting their users to a wide variety of digital information via the Internet, are becoming commonplace in many households. At the same time, the definition of the PC is changing as devices with integrated television and communications capabilities are blurring the line between computer and consumer appliance. This convergence of technologies is also expanding the functionality of common appliances, from the television to the telephone, creating compelling reasons for individuals to purchase and upgrade home computers. Accordingly, trends previously established in the consumer market, such as brand identity, price, ease-of-use and installation, as well as visual appeal, are rapidly becoming important components in home computer purchase decisions.

     However, the growth in processing power, communications bandwidth and digital content have created new challenges as users struggle to effectively input, access and control the many forms of digital data in a simple and intuitive manner. As a result, despite the myriad of technological advances in computing over the past 20 years, the personal computer continues to be limited by one of its most fundamental problems, the lack of intuitive interaction between man and machine.

THE LOGITECH SOLUTION

     Logitech provides consumers with a natural and intuitive bridge between the sensory rich analog world and the digital realm of the PC. The Company's products, known as Senseware peripherals, provide user-centric solutions that are comfortable, easy to install and easy to use, and are combined with integrated software for seamless compatibility. The Company's products are often the most frequent point of physical interaction between consumers and their appliances. As such, the richness of the man-machine interface experience is an important element of overall user satisfaction. Senseware peripherals are designed to be an extension of a computer user's natural senses, appealing to the way people want to work, communicate and play, and allowing users to customize and personalize their computing environment for a more natural interface between man and machine.

     Over the past 15 years, the Company has established itself as a leading designer, manufacturer and marketer of computer control devices. Building on this leadership position, the Company capitalized on the growth in personal computing by expanding its Senseware peripheral product lines. The Company offers a wide range of control devices, from cordless mice to 3D game controllers to remote controls. The Company's imaging solutions include sheetfed and handheld color personal scanners, and color digital cameras. The Company has continually focused on the improvement and refinement of Senseware peripherals to enable the expansion of PC functions, broadening the bridge between human analog inputs and the digital realm of the computer.

     Logitech's Senseware peripherals have long been at the forefront of technological innovation. In control devices, the Company pioneered optical sensing technology with the opto-mechanical mouse in 1982 and cordless connectivity with the cordless mouse in 1984. The Company is one of only a few manufacturers of optical trackballs in the world. In imaging solutions, the Company was among the first to market the digital still camera in 1991, the full-color handheld scanner in 1992, and the personal color sheetfed scanner in 1995. In addition, recognizing the limitations of many connectivity methods, the Company has continually embraced new connectivity standards, particularly those that contribute to increased ease of use for users. For example, Logitech was early to recognize the importance of the Universal Serial Bus ("USB"), demonstrating the first working USB device at Comdex in Fall 1995, and continues to devote significant product development resources to the migration of its product offerings to the USB standard.

The Company believes the following to be among its key competitive strengths:

o    Substantial Technical Expertise.  The Company has accumulated significant
     -------------------------------
     expertise in the key engineering disciplines that underlie its products. For instance, Logitech's engineers have continuously enhanced motion-encoding technology for control devices over six distinct generations. Many of these technologies have applications across multiple product offerings, allowing the Company to leverage its accumulated technology investment.

o    Retail Brand and Distribution. The Company believes the Logitech brand name
     -----------------------------
     and product designs are recognized worldwide as symbols of product quality, innovative design and price performance. Furthermore, the Company believes that in the consumer market, brand identity and brand awareness are important components of the purchase decision. Logitech's strong brand has enabled it to build an extensive retail distribution network and obtain critical shelf space. The Company believes that as the PC market becomes more competitive, access to shelf space will increasingly become a competitive factor.

o    Volume Manufacturing Capability.  The Company believes its established
     -------------------------------
     manufacturing capabilities are a significant competitive advantage. The Company has been building its Far East manufacturing presence for more than ten years and its ISO 9000-certified manufacturing facilities are currently producing over 30 million units per year. As a result, Logitech has been able to maintain strict quality process controls and has realized significant cost efficiencies. Manufacturing expertise extends beyond production to include logistical support, just-in-time supply and process engineering.

o    Strong OEM Relationships.  The Company has long-established relationships
     ------------------------
     with large Original Equipment Manufacturer ("OEM") customers and currently sells to 17 of the 20 largest PC manufacturers in the world. Logitech is often the primary supplier for these products and its engineering and design staff works collaboratively with OEM customers on the design of future products. The Company believes its OEM relationships provide it with valuable insight into the future of the computer marketplace and technological trends.

o    Industrial Design Excellence.  The Company believes that its ability to
     ----------------------------
     produce world-class, user-centric, industrial designs through the integration of in-house and external design resources sets it apart from its competitors. The Company has received many awards for product design and innovation, including best in the equipment category in 1995 from ID magazine for its video camera, awards from the SMAU show in Italy, IDEA awards from Business Week magazine and IF awards at CeBit shows in Hanover, Germany.

o    Global Resources.  Logitech is an internationally-minded company capable of
     ----------------
     drawing upon the strengths of its various cultures and locations. With centers in Europe, the United States and Asia, the Company has access to leading technology, markets, personnel and ideas from around the world. The Company believes that by fostering a strong international culture, it will be able to capitalize on the emergence of a worldwide PC marketplace by meeting the needs of customers in many countries.

BUSINESS STRATEGY

     Logitech's objective is to be the leading provider of man-machine interface solutions for PCs and other multimedia devices in the growing mass consumer market. As computing, communications and consumer electronics continue to converge to create new product categories, Logitech intends to provide affordable, user-friendly interfaces enabling consumers to harness the full power of computing. The Company intends to meet its objectives by capitalizing on its technological innovations, brand image, customer relationships and manufacturing capabilities. The Company's strategy includes the following key elements:

     Develop Products for Mass Consumer Markets
     ------------------------------------------

     According to International Data Corporation ("IDC"), as of December 1996 approximately 35% of all households in the U.S. contained PCs, and the home PC market is expected to be one of the fastest growing segments in the PC market. The Company expects that in addition to an increased number of home computers, there will be an increase in the number of add-on devices per PC. Logitech is focusing its development efforts on home PC users in order to address the widest possible market. The Company intends to use its established brand recognition for user-centric design, retail and OEM distribution channels, and volume manufacturing capabilities to increase its market penetration.

     Enhance and Leverage the Logitech Brand
     ---------------------------------------

     Logitech's millions of branded devices in use on desktops worldwide reinforce familiarity and brand recognition with consumers. In addition to its retail brand identity and awareness efforts, the Company is pursuing a co-branding strategy with OEM customers and introduced the first such co-branded product in collaboration with Toshiba in the first calendar quarter of 1997. In addition, recognizing the central role of its logo in creating visual brand awareness, the Company introduced an updated version of its logo during the same period. The Company plans to continue to invest in and protect its brand identity while expanding brand awareness.

     Leverage OEM and Retail Channels
     --------------------------------

     The Company's OEM channel, which offers economies of scale and high quality production, is complementary to its retail channel which allows the Company to develop innovative product designs and build brand awareness. The Company's OEM customers include 17 of the 20 largest PC manufacturers worldwide, while its retail sales channel utilizes a worldwide network of distributors and major retail chains. In satisfying high volume OEM orders, the Company has been able to improve product quality while lowering product costs in both its OEM and retail lines. Products initially developed for retail customers, such as cordless mice, are now penetrating OEM accounts. Likewise, products first developed for OEMs, such as digital video cameras and remote controls, are now being developed for retail markets. The Company intends to continue leveraging its complementary relationships with both the OEM and retail channels to provide innovative, cost-competitive products and build brand awareness.

     Continue Technological Innovation
     ---------------------------------

     The Company believes that its history of bringing innovative products to market has played an important part in its growth and position in the marketplace. With a combination of skills, including the ability to spot emerging trends, the technological expertise to capitalize on these trends and the capability to commercialize and manufacture new products in volume, the Company believes it is able to bring new technologies to market in advance of its competitors. By leveraging these skills, the Company intends to continue enhancing the functionality of existing product lines while pioneering new product categories to address emerging consumer needs.

     Provide USB and Cordless Solutions
     ----------------------------------

     The Company believes that consumers will continue to demand products that are easier to install with minimal clutter. For example, Logitech believes that the emerging USB interface standard will change the way new devices interface with PCs. USB is designed to enable true "plug-and-play" attachment for up to 127 devices to a single port, with a high-speed bus (over 1000 times the speed of a conventional 9600 Baud serial port) and the ability to provide power to attached devices, ultimately eliminating the power cord. The Company has made a major commitment to developing products which conform to the USB standard and believes it was the first company in the world to develop a working USB product. The Company intends to provide USB compatibility in all of its product lines.

     Logitech was also early to recognize the benefits of cordless connectivity, introducing the cordless mouse in 1984. The Company believes the widespread use of cordless remote control devices in consumer electronics products, such as televisions, stereos and VCRs, has created a generation of consumers accustomed to interacting with these appliances at a distance. The Company further believes that as the computer continues to converge with consumer electronics products, users will require the ability to interact with the PC in the same natural, intuitive manner as these other devices. To encourage more rapid adoption of cordless products, the Company intends to promote cordless connectivity standards and protocols. Logitech intends to continue investing significant product development resources in cordless technologies for the foreseeable future.

PRODUCTS

     Logitech's Senseware product lines include control devices and imaging solutions. Senseware products are designed as integrated hardware and software solutions to provide a seamless interface between man and machine.

     Approximately 80% of the Company's net sales for fiscal 1997 were derived from the sale of control devices. Control devices are expected to continue to account for the majority of net sales for the foreseeable future. To date, sales of the Company's imaging solution products have been relatively limited and have not yet achieved significant market acceptance. Many of the announced competitors for one or more of these products have stronger brand names, more extensive retail channel coverage, deeper consumer knowledge and experience, and greater resources. Net sales and gross margins of the Company's imaging solution products may be less predictable or less favorable than its experience with control devices. In addition, the Company has limited experience in the design, development, manufacture, marketing and support of these products. These products are based on different technologies and additional manufacturing processes, and there can be no assurance that the Company will be successful in this new market.

     The Company's products include:

     Control Devices
     ---------------

     From its roots in computer mice, the Company's control devices have expanded to include a wide range of products such as trackballs and touchpads, joysticks, 3D game controllers and remote controls. The Company shipped its one hundred millionth mouse in April 1996. The Company's control device product families are summarized below.

o    Mice.  Logitech offers many varieties of mice, sold through both OEM and
     ----
     retail channels. For example, the MouseMan retail mouse is designed with curves, slopes and buttons to better fit the user's hand while the MouseMan Cordless also incorporates a radio link to transmit data to the host computer. All retail models are bundled with MouseWare software, enabling users to program mouse buttons for specific tasks and to personalize other mouse operations. The MouseMan 96 mouse is also bundled with Hyperjump, a software tool optimized for operations within Windows 95 (e.g. scrolling, closing, resizing). In addition to retail mouse models, the Company also sells mice, such as the S34 mouse, designed specifically for OEM customers.

o    Trackballs.  Logitech's trackballs are designed as standalone retail
     ----------
     products and as components intended to be integrated by OEMs into notebook computers or desktop keyboards. The Company's retail trackballs are available in a variety of form factors with mechanical or optical sensors and corded or cordless versions. For example, TrackMan Marble incorporates a patented optical sensing technology for reliable operation without having to regularly clean grease or dust buildups. The new SurfMan is a cordless, handheld trackball device engineered for surfing the World Wide Web with added software features to use web browsers more effectively.

o    6DOF Controller.  The Company's Magellan 6DOF controller is used primarily
     ---------------
     for three-dimensional computer-aided design applications and permits rotation around any of three axes for six degrees of freedom. In addition, with the increased processing power of today's PCs, a number of game developers are developing games which require up to six degrees of freedom to play. The Company intends to extend the functionality of its Magellan 6DOF controller to accommodate these new game applications as well as emerging Internet applications.

o    Touchpads.  Logitech's touchpads, introduced in the summer of 1996, are
     ---------
     designed to be integrated by OEMs into notebook computers and desktop keyboards. The Company's touchpad incorporates proprietary technology that allows the user to control the cursor through finger movement on the touchpad and the replication of mouse button functions with the use of an additional finger.

o    Joysticks.  Logitech offers WingMan, WingMan Extreme, and WingMan Extreme
     ---------
     Digital joysticks for air combat, adventure, flight simulator, racing and other games. Each has a distinctive industrial design with a sculpted grip to fit the user's hand.

o    3D Game Controllers.  Logitech's WingMan Warrior 3D game controller,
     -------------------
     introduced in September 1996, is the first of a new category of two-handed entertainment devices designed for 3D action games like Doom and

     Quake. The right hand side of the console is similar to the WingMan Extreme joystick, and the left hand side has a spin control knob and a throttle control. The Company believes that two-handed operation is more natural, resulting in more intuitive game play and precision in 3D game environments. Using technology originally developed to manipulate robots during NASA space missions, CyberMan 2 provides freedom of control in any direction, responding to smooth, natural movement of the right hand and fingertp commands on the left.

o    Gamepads. Logitech gamepads are designed with features similar to those
     --------
     used with dedicated game platforms, and are primarily for use with sport and fighting style games such as NHL Hockey and Mortal Combat. Logitech currently offers corded and cordless versions of its gamepads.

o    Remote Controls.  Logitech remote controls are designed for OEMs to bundle
     ---------------
     with PCs that contain integrated TV tuners, CD-ROM drives, answering machines and other consumer features. When bundled with the appropriate Logitech software package, users can control all TV functions, surf the World Wide Web and make business presentations, all with the same remote control. In addition, Logitech has developed a protocol which allows multiple cordless devices, e.g. remote control and mouse, to be used interchangeably with the same host computer.

     Imaging Solutions
     -----------------

     The Company's imaging solution products include personal scanners and digital video cameras. Personal scanners, available in sheetfed and handheld models, enable paper-based information, such as images and text, to be input to PCs and thereafter to be accessed, edited and communicated in digital form. Personal scanners are currently sold primarily through retail channels. The Company's digital video cameras are primarily sold to OEMs and enable video conferencing and video telephony over networks.

o    Sheetfed Scanners.  In September 1995, Logitech introduced its compact
     -----------------
     color sheetfed scanner, the PageScan Color for Windows 3.1, establishing a new product category. This product is capable of scanning both in sheetfed mode and in detached mode for bound materials. The Company's most recent generation of color sheetfed scanners adds improved resolution, support for Windows 95 and an automatic document feeder. A Logitech sheetfed scanner comes bundled with multiple software applications accessed through a user-friendly control panel, enabling users to scan text and images with a single click. Through alliances with Adobe Systems, Inc. and Xerox Corporation, the Company's scanners include PhotoDeluxe, one of the world's most popular photo editing software packages, as well as optical character recognition software. In addition, the Company continues to refine its sheetfed scanners to accommodate emerging Internet applications. A PC equipped with a Logitech PageScan Color scanner, and combined with a modem and a printer, is transformed into a multi-function document manager, fax, and copier.

o    Handheld Scanners.  Logitech currently offers its ScanMan Color 2000
     -----------------
     handheld scanner bundled with Adobe's PhotoDeluxe for editing color images, as well as software to automatically match multiple scans of the same page into a single image. The Company anticipates that as its sheetfed scanners continue to add features and functionality at lower price points, sales of the Company's sheetfed scanners will supplant sales of the Company's handheld scanners by the end of fiscal 1998.

o    Digital Video Cameras.  The Company's digital video cameras are sold to
     ---------------------
     OEMs and bundled with personal computers and workstations. For example, the Company currently sells its digital video camera to Silicon Graphics, Inc. for bundling with Silicon Graphics' "Indy" workstation. These cameras enable video conferencing, videomail and still photography.

TECHNOLOGY

     Logitech Senseware products are sophisticated systems that combine multiple engineering disciplines--mechanical, optical, electrical, software--and incorporate both cognitive and physiological elements in user-centric industrial designs. These systems share common design elements, including: sensors to detect and encode motion, images, sound or other analog data into electrical signals; custom ASICs; microcontrollers to convert and process signals received from the sensor; a communications subsystem to exchange signals with an attached computer; and a suite of driver, utility and user interface software modules. Approximately one-third of Logitech's engineering resources are devoted to software development. The Company believes these software modules complete a seamless user-centric solution for information input, access and control. Logitech's products incorporate the following principal technologies:

o    Sensors and Encoders.  The Company's sensors and encoders transform
     --------------------
     analog motion and images into electrical signals. For example, Logitech's patented TrackMan Marble product utilizes an optical trackball sensor, greatly improving trackball accuracy and durability. Trackball motion results in a shift in the speckled pattern imprinted on the ball, which is detected by an optical sensing system. Similarly, Logitech's personal scanners and digital cameras utilize optical sensors to detect colors, shapes and other image attributes and convert these attributes into electrical signals. Through a variety of sophisticated sensing and encoding techniques, Logitech has been able to reduce the number of circuits required in its mouse products, thereby lowering product manufacturing costs and improving reliability.

o    Signal Processing Algorithms.  Logitech engineers employ sophisticated
     ----------------------------
     signal processing algorithms across many product lines to compute spatial displacements, enhance color image quality, and compress or format data for transmission. For example, in the Company's color video cameras, signal processing algorithms are used for color extraction, image enhancement and data compression.

o    Application Specific Integrated Circuit Design.  The Company has developed
     ----------------------------------------------
     in-house expertise in the design and testing of custom integrated circuits. In particular, Logitech has dedicated design professionals skilled in the development of mixed mode analog and digital circuits on one or multiple chips. For example, Logitech's touchpad pointing device senses changes in electrical capacitance, which is processed in both analog and digital forms on a single custom ASIC. Similarly, custom circuits in the Company's video camera are used to enhance video images. The Company owns a library of ASIC designs, which can be adapted for use in multiple Senseware products.

o    Power Management.  The Company's products utilize advanced power management
     ----------------
     including techniques pioneered by Swiss watch manufacturers. Cables connected to separate power supplies are inconvenient in the case of desktop products such as pointing devices or personal scanners, and impossible in the case of cordless devices such as remote controls. Consequently, the Company believes low power consumption is an essential product attribute for the consumer marketplace. In addition, with up to 127 devices potentially drawing power from a single USB port, the Company believes its power management expertise will be particularly important for the next generation of USB products.

o    Radio Frequency Design.  The Company has been at the forefront in the
     ----------------------
     development and supply of low band-width, low power radio frequency ("RF") technology for use over short distances. The Company is focusing its current cordless development efforts primarily on RF devices, but has also developed infrared products. As the functionality of the PC converges with televisions, VCRs and other consumer devices, Logitech believes consumers will demand the ability to control their PC from a distance. Logitech's remote controls enable consumers to control PCs equipped with TV tuners, CD-ROM drives, answering machines and other consumer features. The Company is also developing a protocol which will allow multiple cordless devices to be used interchangeably.


o    Software Design.  The Company believes that software plays an important
     ---------------
     role in enhancing the functionality of its products. Accordingly, Logitech has consistently emphasized the design and integration of user-friendly software applications across its control device and imaging solution product lines. Moreover, the Company has realized cost reductions in the hardware component of certain products by improving the corresponding software. Currently, the Company is designing and developing software for future USB and RF products.

RESEARCH AND DEVELOPMENT

     The Company believes that continued investment in product research and development is critical to its continued success. The Company's international structure provides certain advantages and synergies to its overall product development efforts. Logitech's product research and development activities are conducted at three engineering centers located in Fremont, California, Romanel-sur-Morges, Switzerland, and Hsinchu, Taiwan. As of March 31, 1997, the Company employed a total of 187 employees in research and development, approximately one-third of whom were devoted to software development.

     The location of the Company's Fremont facilities allows the Company access to Silicon Valley's talent pool, particularly important in the development of software and imaging technologies. In addition, this location in the midst of the world's leading technology market enables the Company to compile market intelligence to define and position products and develop key strategic alliances.

     Logitech's Swiss engineering center provides the Company with advanced power management, sensing, encoding and RF expertise. In addition, the Swiss center is a convenient point for gaining access to leading European technologies. Logitech has been successful in recruiting and retaining top engineering graduates from leading Swiss universities because it is one of the few computer technology companies in Switzerland. It has also been able to obtain Swiss government grants for certain research and development projects.

     Through its facilities in Taiwan, the Company has established access to key Asian markets, engineering resources and high-tech manufacturing. Taiwan is a world leader in the manufacture of semiconductors, notebook computers, scanners, monitors and related products, and possesses a concentration of firms that specialize in advanced plastic injection molding and tooling. Moreover, Logitech expects the common language of Taiwan and China to facilitate the transfers of products from its launch site in Taiwan to its high volume manufacturing site in China.

     The Company is continually developing new products and enhancements to existing products. Across all product lines, the Company is devoting significant research and development resources to extending its cordless and USB capabilities. Within the control device product line, development efforts are directed at enhancements in the functionality of such products, including an integrated roller mechanism for use with Office 97, 3D mice and 6DOF game controllers. In the imaging solution product line, the Company is working on smaller form factor, higher image quality, improved GUIs and increased speed for its scanners. Logitech is currently working on a second generation version of its digital camera with USB connectivity to capitalize on both OEM and retail opportunities created by the convergence of computing and communications. The development of new, technologically-advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. Failure by the Company to anticipate or respond adequately to changing market conditions, or significant delays in product development or introduction, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's research and development expenses for fiscal years 1997, 1996 and 1995 were $26.5 million, $20.7 million, and $18.7 million, respectively. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

MARKETING, SALES AND DISTRIBUTION

     The primary end-user markets for Logitech mice, trackballs and other pointing devices and personal scanners are consumer, small office and home office ("SoHo"), and, through its OEM customers, corporate. The primary end-user market for Logitech entertainment devices, such as joysticks and gamepads, is consumers. The Company expects the primary end-user markets for its digital video cameras to develop initially among SoHo users and corporate buyers and eventually among consumers. Logitech's primary end-user markets are in North America, Europe and Asia. However, it also markets its products in Australia, Latin America and other regions.

     Logitech builds awareness of its products and brand through targeted advertising, public relations efforts, in-store promotions and merchandising, a World Wide Web site, and other efforts. It also develops knowledge of its end-users through customer feedback and market research, including focus groups, product registrations, end-user questionnaires, multi-client surveys, and other techniques. Manufacturers of PCs and other products also receive customer feedback and perform end-user market research, which sometimes result in specific requests to the Company for specific products, features or enhancements.

     Logitech sells through many distribution channels, including OEMs, distributors, and regional and national retail chains. In addition, the Company supports retail channels with distribution centers located in the United States, Europe and Asia. These centers perform final configuration of products and product localization with local language manuals, packaging, software diskettes and power plugs. Substantially all of the Company's products are manufactured at its facilities in China and Taiwan. As a result, a significant portion of its inventory may, at any point in time, be in transit to distribution centers.

     Products sold to OEMs are generally re-sold to end-users bundled with new PCs. Products sold through retail channels typically are re-sold to end-users who already own PCs. Consequently, retail channel sales are more dependent on the size of the installed base of PCs and to seasonal retail demand trends than to shipments of new PCs.

     Logitech sells to large OEM customers through a direct sales force and supports small OEM customers through distributors. Of the 20 largest PC manufacturers worldwide according to IDC, 17 are Logitech customers. These OEMs include:

     Acer Technologies, Inc.                  Micron Computers,  Inc.
     Apple Computer, Inc.                     NEC Corporation
     AST Research, Inc.                       Ing. C. Olivetti and Co. S.p.A.
     Compaq Computer Corp.                    Packard-Bell
     Dell Computer Corp.                      Samsung Electronics Company, Ltd.
     Digital Equipment Corporation            Siemens Nixdorf Information
     Fujitsu ICL, Inc.                          Systems, Inc.
     Hewlett-Packard Co.                      Toshiba Corp.
     International Business Machines Corp.    Vobis Microcomputer AG


     In retail channels, Logitech's direct sales force sells to distributors and resellers. Its distributor customers typically resell products to retailers and small OEMs with which Logitech does not have a direct relationship. These distributors in the U.S. include Ingram Micro Inc., Merisel, Inc. and Tech Data Corporation, and in Europe include Computer 2000 and Ingram Micro.

     Logitech also sells to major retail chains, where it typically enjoys access to significant shelf space. These chains in the U.S. include Best Buy Co., Inc., Wal-Mart Stores, Inc., Office Depot, Inc. and CompUSA, Inc. and in Europe include Carrefour and Dixons Stores Group PLC. No customer accounts for more than 10% of the Company's net sales.

     The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, due to its sales to large OEMs, distributors and high volume resellers, the Company maintains individually significant receivable balances with large customers. As of March 31, 1997, two customers each represented 5.5% and 8.5% of total accounts receivable. The Company seeks to control its credit risk through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally does not require any collateral from its customers. If any of the Company's major customers were to default in the payment of its receivables owed to the Company, the Company's operating results could be materially adversely affected.

     The Company maintains an office in Tokyo, Japan with approximately ten employees who service OEM accounts in Japan and oversee Japanese retail accounts. Logitech also maintains sales offices in: North Sydney, Australia; Mississauga, Ontario, Canada; Beijing and Shanghai, China; Paris, France; Germering, Germany; Cork, Ireland; Agrate Brianza, Milano, Italy; Maarssen, the Netherlands; Barcelona, Spain; Baden-Dattwil, Switzerland; Dorking, England; Singapore; Taipei, Taiwan; and throughout the United States, including Newport Beach and Redondo Beach, California; North Miami, Florida; Plymouth, Massachusetts; Minnetonka, Minnesota; Norristown, Pennsylvania; and Austin, Texas. The Company also has sales representatives located in Tamsweg, Austria; Birkerod, Denmark; and Stockholm, Sweden.

     Net sales in fiscal 1997 in Europe, the Far East and North America were $151.6 million, $64.1 million, and $197.9 million, respectively. Net sales in fiscal 1996 in Europe, the Far East and North America were $129.9 million, $60.0 million and $165.1 million respectively. Net sales in fiscal 1995 in Europe, the Far East and North America were $117.0 million, $46.5 million, and $139.3 million, respectively.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

     The Company maintains customer service and technical support operations in the United States, Europe, Asia and Australia. Customer service and technical personnel provide support services to retail purchasers of products via telephone and facsimile. The Company also maintains customer service through its World Wide Web and CompuServe sites. These sites are designed to expedite overall response time while minimizing the resources required for effective customer support. In general, OEMs provide customer service and technical support for their products, including components purchased from suppliers such as Logitech.

     The Company provides a one to three year warranty on its branded retail products. As is typical in the PC industry, the Company frequently grants customers limited rights of return with respect to retail purchase or unsold inventories in exchange for new purchases, as well as price protection. There can be no assurance that allowances will be sufficient or that any future returns or price changes will not have a material adverse effect on operating results. The short product life cycles of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions by the Company or its competitors or other factors affecting the PC industry could result in significant product returns.

MANUFACTURING

     The Company's manufacturing operations consist principally of final assembly and testing. In fiscal 1995, the Company underwent a major restructuring in its manufacturing operations to reduce per unit production costs and significantly increase output capabilities. Logitech's high-volume manufacturing is now located in Suzhou, China, where labor and overhead costs are significantly lower than in North America, Europe and Taiwan. When the Company moved its volume manufacturing from Taiwan to Suzhou, it also encouraged its Taiwanese suppliers to establish a manufacturing presence in the proximity of the Suzhou facility, helping to ensure consistent and reliable supply of quality components. The Suzhou facility was designed to allow significant production growth as well as flexibility in responding to changing demands for the Company's Senseware products. The Company continues to focus on improving the efficiency at the Suzhou facility, including a more efficient reconfiguration of the floor plan, the introduction of a "just-in-time" inventory control system and the implementation of total quality management and total employee involvement programs.

     New product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance and operations management are centralized in Hsinchu, Taiwan. Components are manufactured to the Company's specifications by vendors in Asia, the United States and Europe. Logitech also utilizes subcontractors to supplement internal capacity and to reduce volatility in production volumes. In addition, certain products, including joysticks and scanners, are manufactured by third-party suppliers to the Company's specifications. In such cases, the Company performs final testing and product quality assurance prior to shipment. Retail product localization with local language manuals, packaging, software diskettes and power plugs is performed at distribution centers in the United States, Europe and Asia.

     Certain key components used in the manufacture of the Company's products, as well as certain products, are currently purchased by the Company from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of the Company's ASICs, certain other integrated circuits and components, and balls used in certain of the Company's trackballs. The Company generally does not have long-term agreements with its single or limited sources of supply. Lead times for materials and components ordered by the Company or its contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time the Company has experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or the inability of the Company to procure these components or products from alternate sources at acceptable prices in a timely manner, could have a material adverse effect upon the Company's business, financial condition and results of operations.

EMPLOYEES

     As of March 31, 1997, Logitech had a total of 2,995 permanent and temporary employees, of whom 187 were in research and development, 2,200 were in manufacturing and distribution, 287 were in marketing, sales and support, and 321 were in administration. Of the total number of employees, 410 were in North America, 204 were in

Europe, and 2,381 were in Asia. None of the Company's U.S. employees is represented by a labor union or subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights which include requirements similar to collective bargaining agreements. The Company believes that its employee relations are good.

     The Company's success depends to a significant degree on the continued contributions of the Company's management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Certain of the Company's senior management and other key personnel have recently joined the Company. The Company's success will depend in part on successful assimilation of these and other new employees. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, competition for whom is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition, and results of operations.

COMPETITION

     The Company's business is characterized by intense competition, a trend of declining average selling prices and performance enhancements of competing products. The Company expects that competition will continue to be intense and may increase from current or future competitors. Logitech believes that the principal competitive factors include the price, performance, user-centric design, ease-of-use, quality and timeliness of products, as well as the responsiveness, capacity, technical abilities, established customer relationships, retail shelf space, advertising and promotion programs, and brands of manufacturers.

     In sales of control devices, the Company competes primarily with Alps, Kensington/Advanced Gravis, KYE/Mouse Systems, Microsoft, Mitsumi, Primax and Synaptics. In sales of imaging solutions, competitors include Connectix, Hewlett-Packard, Microtek, Mustek, Philips, Plustek, Sharp, Storm Technology, Umax and Visioneer.

     Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. In this regard, Microsoft is the Company's chief competitor in the market for control devices. Microsoft is also a leading producer of operating systems and applications with which the Company's control devices are designed to operate. As a result of its position, Microsoft may be able to make improvements in the functionality of its control devices to correspond with ongoing modifications and enhancements to its operating systems and software applications in advance of the Company. In certain instances, this ability may provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that the Company is not able to offer. Certain of the Company's competitors may also have patents or intellectual property rights which provide them with an advantage. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements. Consequently, the Company expects to continue to experience increased competition and significant price reductions, which could result in decreased gross margin, loss of market share and lack of acceptance of the Company's products. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately to any price decreases in order to maintain its existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

ADDITIONAL RISK FACTORS THAT COULD AFFECT OPERATING RESULTS

     In addition to the other factors identified in this Annual Report on Form 20-F, including the risks set forth in the above discussion and in Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations, the following risk factors could materially and adversely affect the Company's future operating results, and could cause actual events to differ materially from those predicted in the Company's forwarding looking statements relating to its business.

POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS; SEASONALITY

     The Company's operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including: the volume and timing of orders received during the quarter; the maturation of product lines; the timing of new product introductions by the Company and its competitors and their acceptance by the market; the impact of competition on the Company's average selling prices and operating expenses; the availability and pricing of components for the Company's products; inventory levels at the Company or in the distribution channels; changes in laws or regulations; changes in product or distribution channel mix; price protection charges; product returns from customers; deferrals of customer orders in anticipation of new products or otherwise; changes in technologies and their acceptance by the market; fluctuations in exchange rates; changes in the Company's strategy; changes in personnel; the performance of the Company's suppliers and third-patty product manufacturers; the availability of key components; and general economic conditions. Many of these factors are beyond the Company's control. In addition, due to the short product life cycles inherent in the Company's markets, the Company's failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

     The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, the Company has operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, the Company generally must plan production, order components, and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of the Company's products are manufactured in Asia, and the Company relies on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact the Company's results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs.

     The Company's retail sales are seasonal. Net sales are typically higher during the Company's third fiscal quarter, due primarily to the increased demand for the Company's products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Net sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

     As a result, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indications of future performance. In addition, due to the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's ADSs and registered shares would likely be materially and adversely affected. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology companies participating in rapidly evolving markets. There can be no assurance that the Company will be successful in addressing these concerns.

DISTRIBUTION

     The Company sells its products through a domestic and international network of distributors, resellers, and OEM customers, and the Company's success is dependent on the continued viability and financial stability of its customer base. The OEM, distribution, and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. The Company's distributor and reseller customers generally offer products of several different companies, including products competitive with the Company's products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, and may reduce their efforts in selling the Company's products. The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT RETURN RISKS

     Like other manufacturers of consumer products, the Company is exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of the Company's assistance in balancing inventories. In addition the Company offers price protection to its distributors and retailers. A portion of the Company's net sales may result in increased inventory at its distributors and resellers. As a result, historical net sales may not be indicative of future net sales. Overstocking by Logitech's distributors and retailers may lead to higher than normal returns. The short product life cycles of certain of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. Although Logitech believes that it has provided adequate allowances for projected returns, from time to time it has experienced return levels in excess of its accruals and no assurance can be given that such accruals will be sufficient for actual returns in future periods. In addition, there can be no assurance that the accruals for price protection will be sufficient, or that any future price changes will not have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Description of Business - Customer Service and Technical Support".

PROPRIETARY RIGHTS

     The Company's future success depends in part on its proprietary technology, technical know-how and other intellectual property. The Company relies on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect its intellectual property.

     The Company holds various United States patents, together with corresponding patents from other countries relating to certain of the same inventions. The Company also has various United States patent applications pending, together with corresponding applications from other countries relating to certain of the same inventions. Despite these patents and patent applications, there can be no assurance that any patent owned by the Company will not be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company, or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company. In addition, there can be no assurance that other intellectual property laws, or the Company's confidentiality procedures and contractual provisions, will adequately protect the Company's intellectual property. There can also be no assurance that the Company's competitors will not independently develop similar technology, duplicate the Company's products, or design around the Company's patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Legal Proceedings."

     The Company also relies on certain technologies that it obtains from others. The Company may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of its products or to current or future technologies. There is no assurance that such licenses or other rights will be available on commercially reasonable terms, or at all.

RAPID TECHNOLOGICAL CHANGE

     The market for the Company's products is characterized by rapidly changing technology and frequent new product introductions. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically-advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. New product announcements by the Company could cause its customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

CONCENTRATION OF OPERATIONS IN CHINA AND TAIWAN

     Substantially all of the Company's manufacturing operations are located in Suzhou, China and Hsinchu, Taiwan. These operations could be severely impacted by national or regional political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continues to evolve and the Company expects that differences in interpretation and enforcement will continue in the foreseeable future. In addition, the Company's Chinese employees in Suzhou are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in certain respects from those in the United States and Europe. The Suzhou facility is managed by several key Taiwanese expatriate employees of the Company. The loss of such employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may have a material adverse effect on the Company's Suzhou manufacturing operations.

     In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. The Company has not previously paid any such VAT on its exported Chinese manufactured products. The Company is in discussion with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT would not be applied to the Company. The Company therefore believes this matter will not have a material adverse effect on the Company's results of operations. Were the VAT to be applied to the Company, the Company could incur a significant charge to operations, as well as an increase in its cost of goods sold. As a result, the Company would seek to mitigate the future effect by reorganizing its operations in China. There can be no assurance that any application of the VAT to the Company would not have a material adverse effect on the Company's current or future results of operations, or that the Company's efforts to mitigate any impact of the VAT would be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     Logitech transacts a substantial portion of its business outside the United States. There are certain risks inherent to doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, longer accounts receivable payment cycles, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations and, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.


ITEM 2.    DESCRIPTION OF PROPERTY

     Logitech's operational headquarters is located in Fremont, California in a leased building comprising approximately 95,612 square feet. This facility is also occupied by Logitech's Americas Area headquarters, including research and development, product marketing, sales management, technical support and administration. The Company's Fremont lease expires in March 2006.

     Logitech's Europe Area headquarters is in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 28,590 square feet and includes research and development, product marketing, sales management, technical support, administration and certain Logitech group activities such as finance.

     Logitech's Asia Area headquarters is in a Company-owned 111,977 square foot facility in Hsinchu, Taiwan, and includes mechanical engineering, new product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance, marketing, sales and administration. The Hsinchu facility also serves as a distribution center for the Company. Logitech's high volume manufacturing is located in a Company-owned 253,716 square foot building in Suzhou, China.

     Logitech has major distribution centers in Union City, California, Nijmegen, the Netherlands, and Hsinchu, Taiwan. The Union City facility is 86,496 square feet and is being leased by the Company until September 2000. The distribution center in Nijmegen is comprised of approximately 7,147 square feet and is subject to a lease due to expire in July 2000. The Company believes that its current facilities will be adequate for its needs for the foreseeable future.


ITEM 3.    LEGAL PROCEEDINGS

     Logitech Inc. is a defendant in certain lawsuits alleging the plaintiff suffers from symptoms generally known as repetitive stress injury, allegedly incurred while using mice sold by Logitech Inc. Logitech Inc. has denied these claims and intends to defend the suits vigorously. These suits are similar to those filed against other major suppliers of PCs and add-on devices. Ultimate resolution of the various suits against Logitech Inc. may depend on results in other suits of this nature. Should these claims be successful, the claims could have a material adverse impact upon the financial position and results of operations of the Company.

     Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in substantial costs and expenses to the Company and significant diversion of effort by the Company's technical and management personnel. In addition, there can be no assurance that litigation, either instituted by or against the Company, will not be necessary to resolve issues that may arise from time to time in the future. Furthermore, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products. Any such litigation could have a material adverse effect upon the Company's business, financial condition or results of operations.

     There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to the Company until well after it has committed significant resources to the development of a potentially infringing product. From time to time, the Company has received claims that it has infringed third parties' intellectual property rights, and there is no assurance that third parties will not claim infringement by the Company in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, will be available on terms acceptable to the Company, or at all. For example, the Company recently entered into an agreement with one of its competitors in the personal scanner market to obtain a license to a U.S. patent covering aspects of scanner design.

ITEM 4.    CONTROL OF REGISTRANT

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's registered shares as of June 1, 1997 by (i) each shareholder known by the Company to be the beneficial owner of more than ten percent of the Company's registered shares and (ii) all executive officers and directors as a group. To the knowledge of the Company, it is not directly or indirectly owned or controlled by any corporation or by any foreign government.

                                                                  SHARES
                                                               BENEFICIALLY
 NAME OF BENEFICIAL OWNER                                        OWNED(1)     PERCENTAGE(2)
 ------------------------                                       -----------   ------------
 Daniel Borel(3)                                                  243,205          13.1%
 Pierluigi Zappacosta                                             216,500          11.7%
 All directors and executive officers as a group
     (l4 persons)                                                 508,097          27.4%

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Registered shares subject to options or warrants that are currently exercisable or exercisable within 60 days after June 1, 1997 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.

(2) Percentage ownership is calculated based on 1,854,151 registered shares issued and outstanding, which excludes 147,537 registered shares held in treasury.

(3) Includes 121,700 registered shares registered in the name of Sylviane Borel (Mr. Borel's wife), and 3,000 registered shares registered in the name of Mr. Borel's children. Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife.

ITEM 5.    NATURE OF TRADING MARKET


REGISTERED SHARES

     The Company's registered shares are listed and principally traded on the Swiss Exchange, where the prices are expressed in Swiss francs. The table below presents, for the periods indicated, (i) the high and low closing sales prices quoted in Swiss francs for the registered shares on the Swiss Exchange, and (ii) the U.S. dollar equivalent based on the Noon Buying Rate on the last trading day of the periods presented. The "Noon Buying Rate" is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

                                                            PRICE PER REGISTERED SHARE
                                                       -------------------------------------
                                                       HIGH        LOW       HIGH       LOW
                                                       ----        ----      ----       ----
                                                       CHF         CHF        $          $
           Fiscal 1995:
               First quarter......................       220.0      140.0    165.10     105.07
               Second quarter.....................       151.0      100.0    117.37      77.73
               Third quarter......................       110.0       80.0     83.97      61.07
               Fourth quarter.....................       104.0       81.0     91.79      71.49
           Fiscal 1996:
               First quarter......................        86.0       73.0     74.69      63.40
               Second quarter.....................       136.0       83.0    117.65      71.80
               Third quarter......................       128.0      111.0    110.92      96.19
               Fourth quarter.....................       145.0      104.0    121.88      87.42
           Fiscal 1997:
               First quarter......................       160.0      133.0    127.95     106.36
               Second quarter.....................       159.0      126.0    126.64     100.36
               Third quarter......................       194.5      129.0    145.26      96.34
               Fourth quarter.....................       299.0      190.5    207.92     132.48

     The Swiss Exchange is a private organization comprised of 53 members. As of November 30, 1996, 215 Swiss companies and 223 foreign companies were listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

     The Swiss Exchange is an order-driven exchange system. Transactions on the Swiss Exchange are transmitted electronically via a high-speed computer processing center. Trading is divided into three separate phases: pre-opening, opening and continuous trading. During the pre-opening phase, the system is available for entries into the order book, inquiries and reporting off-exchange transactions, which are subject to additional regulations. During the opening phase, the system fixes the opening price for the particular security. During the continuous trading phase orders are matched. The Swiss Exchange interrupts, for limited periods, trading in a security that is subject to significant price fluctuation during a particular trading period.

AMERICAN DEPOSITARY SHARES

     On March 27, 1997, the Company consummated a public offering in the U.S. of 200,000 registered shares, represented by 2,000,000 ADSs. Each ADS represents one-tenth of one registered share. On April 25, 1997, the Company sold an additional 30,000 registered shares pursuant to an option granted to the underwriters in the offering to cover over-allotments. Based on information available to the Company as of June 1, 1997, there were an aggregate of ten U.S. resident shareholders holding 309,494 registered shares of the Company (including ADSs representing such registered shares), constituting approximately 16.7% of the issued and outstanding registered shares as of such date. According to the records of the Depositary, as of June 1, 1997 there were approximately 1,328,000 ADSs issued and outstanding under the Deposit Agreement, which ADSs were held by one registered holder.

     The ADSs are traded on the Nasdaq National Market. The ADSs were initially offered at $16.00 per ADS. The table below present the high and low closing sales prices for ADSs on the Nasdaq National Market.

                                                                          HIGH          LOW
                                                                          ----          ----
           Fiscal 1997:
               Fourth quarter (March 27 to March 31)................       $ 16.25      $ 16.19


ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     As a Swiss corporation, the Company will be subject to certain requirements not generally applicable to corporations organized in United States jurisdictions. Among other things, the issuance of capital stock by the Company generally must be submitted for approval at a general meeting of shareholders. In addition, the issuance of capital stock is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the shareholders.

     U.S. securities laws may restrict the ability of U.S. persons who hold ADSs to participate in certain rights offerings or share or warrant dividend alternatives which the Company may undertake in the future in the event the Company is unable or chooses not to register such securities under the U.S. securities laws and is unable to rely on an exemption from registration under such laws. While the Company is not currently planning any such transaction, the Company may take such actions in the future and there can be no assurance that it will be feasible to include U.S. persons in any such transaction. If the Company issues any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities.

DIVIDEND POLICY

     Under Swiss law, a corporation pays dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation's board of directors. Although the Company has paid dividends in the past, its board of directors has announced its intention not to recommend to shareholders any payment of cash dividends in the future in order to retain any future earnings for use in the operation and expansion of the Company's business.


ITEM 7.    TAXATION

     The following is a summary of certain Swiss tax matters that may be relevant with respect to the acquisition, ownership and disposition of registered shares or ADSs (which are evidenced by ADRs).

     This summary addresses laws in Switzerland as in effect on the date hereof, as well as the 1951 Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the "Treaty"), both of which are subject to change (or changes in interpretation), possibly with retroactive effect.

     For purposes of the Treaty and the Internal Revenue Code of 1986, as amended (the "Code"), United States Holders of ADSs are treated as the owners of the registered shares corresponding to such ADSs. Accordingly, the Swiss tax consequences discussed below also generally apply to United States Holders of registered shares.

SWISS TAXATION

     Gain on Sale
     ------------

     Under present Swiss law, a holder of registered shares or ADSs who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and (iii) is not subject to taxation by Switzerland for any other reason will be exempted from any Swiss federal, cantonal or municipal income or other tax on gains realized during the year on the sale of registered shares or ADSs.

     Stamp, Issue and Other Taxes
     ----------------------------

     Switzerland generally does not impose stamp, registration or similar taxes on the sale of registered shares or ADSs by a holder thereof unless such sale or transfer occurs through or with a Swiss securities dealer (as defined in the Swiss Stamp Duty Law).

     Withholding Tax
     ---------------

     Under present Swiss law, any dividends paid in respect of registered shares will be subject to the Swiss Anticipatory Tax at the rate of 35%, and the Company will be required to withhold tax at such rate from any dividend payments made to a holder of registered shares. Such dividend payments may qualify for reduction of or refund of the Swiss Anticipatory Tax by reason of the provisions of a double tax treaty between Switzerland and the country of residence or incorporation of a holder, and in such cases such holder will be entitled to claim a refund of all or a portion of such tax in accordance with such treaty. The Treaty provides for a mechanism whereby a United States resident or United States corporations can generally seek a refund of the Swiss Anticipatory Tax paid on dividends in respect of registered shares, to the extent such withholding exceeds 15%. Under a new income tax treaty between Switzerland and the United States which was signed in October of 1996, but is subject to ratification, the rates of withholding would be essentially the same as under the Treaty.

ITEM 8.    SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 20-F. The statement of operations data for the years ended March 31, 1997, 1996, and 1995 and the balance sheet data at March 31, 1997 and 1996 were derived from the audited consolidated financial statements of the Company included elsewhere in this Form 20-F. The statement of operations data for the years ended March 31, 1994 and 1993 and the balance sheet data at March 31, 1995, 1994, and 1993 were derived from audited consolidated financial statements not included herein.

                                                       YEAR ENDED MARCH 31,
                                        --------------------------------------------------
                                           1997      1996       1995      1994      1993
                                        --------- ---------  --------- ---------  ---------
                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

CONSOLIDATED STATEMENT OF OPERATIONS
   DATA:
Net sales............................   $ 413,716 $ 355,043  $ 302,813 $ 329,941  $ 293,751
Cost of goods sold...................     290,856   259,264    227,079   236,845    206,229
                                        --------- ---------  --------- ---------  ---------
Gross profit.........................     122,860    95,779     75,734    93,096     87,522
Operating expenses:..................
   Marketing and selling.............      54,722    45,730     41,305    47,725     38,465
   Research and development..........      26,481    20,705     18,717    24,815     21,502
   General and administrative........      20,380    19,553     17,382    23,518     19,268
   Restructuring and other (1).......          --        --      8,896     4,236         --
                                        --------- ---------  --------- ---------  ---------
Operating income (loss)..............      21,277     9,791    (10,566)   (8,198)     8,287
Interest income (expense), net.......        (752)   (2,304)    (1,297)   (1,417)    (1,999)
Other income (expense), net..........       2,305     1,747     (6,342)   11,983       (778)
                                        --------- ---------  --------- ---------  ---------
Income (loss) before income taxes....      22,830     9,234    (18,205)    2,368      5,510
Provision for income taxes...........      (1,770)   (1,041)    (1,170)     (983)      (802)
                                        --------- ---------  --------- ---------  ---------
Net income (loss)....................    $ 21,060   $ 8,193 $  (19,375)  $ 1,385    $ 4,708
                                        ========= =========  ========= =========  =========
Net income (loss) per share (2)......    $  12.02   $  4.76  $  (11.17)  $  0.85    $  3.06
Weighted average registered shares
   and equivalents (2)...............   1,752,080  1,723,014  1,735,220 1,632,704  1,540,252
Cash dividend per registered share (3)   $ 0.9623 $       --   $ 1.7945  $ 1.6768   $ 1.3589


                                                            MARCH 31,
                                        --------------------------------------------------
                                          1997       1996      1995      1994      1993
                                        --------- ---------  --------- ---------  ---------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........     $ 38,504  $ 28,564  $ 36,265  $ 29,880  $ 24,830
Total assets........................      216,423   181,321   197,349   215,545   198,618
Long-term   debt,   net   of   current      3,188     4,768     6,520    21,900    24,966
maturities..........................
Convertible bond....................           --        --        --    22,228    21,273
Shareholders' equity................      111,691    71,438    69,162    85,877    60,598

(1)   See Note 10 of Notes to Consolidated Financial Statements.
(2) See Note 3 of Notes to Consolidated Financial Statements for a discussion of the shares used to compute net income (loss) per share.
(3) Dividends have been declared in Swiss francs and translated into U.S. dollars. For fiscal year 1993, cash dividend per registered share is presented assuming conversion into registered shares, par value Chf 20 (see Note 6 of Notes to Consolidated Financial Statements).

EXCHANGE RATES

     Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of the registered shares on the Swiss Exchange and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa.

     The following table sets forth certain historical information with respect to the Noon Buying Rate for dollars expressed in Swiss francs per dollar.


                                                            AVERAGE(1)       HIGH          LOW       PERIOD END
                                                            ----------       ----          ---       ----------
Fiscal 1992...............................................    Chf 1.471     Chf 1.344     Chf 1.590    Chf 1.502
Fiscal 1993...............................................        1.418         1.225         1.548        1.490
Fiscal 1994...............................................        1.464         1.391         1.531        1.410
Fiscal 1995...............................................        1.314         1.133         1.458        1.133
Fiscal 1996...............................................        1.170         1.117         1.232        1.189
Fiscal 1997...............................................        1.296         1.192         1.489        1.438

     (1) Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and related notes thereto contained in Item 18 of this Form 20-F. The following discussion contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Predictions of future events are inherently uncertain. Actual events could differ materially from those predicted in the forward looking statements as a result of the risks set forth in the following discussion and the risks discussed above under the caption "Description of Business" in Item 1 of this Form 20-F, including those under the heading "Additional Risk Factors That Could Affect Operating Results." Additional information relating to the risks in the Company's business is contained in "Description of Business" in Item 1 above.

OVERVIEW

     The Company was founded in Switzerland in 1981 and operated through a variety of related corporate entities until 1988. At that time, in connection with the Company's initial public offering in Switzerland, it was reorganized as a Swiss holding company, Logitech International S.A. The Company's operational headquarters are located in Fremont, California, with engineering centers in Fremont, Romanel-sur-Morges, Switzerland and Taiwan. Manufacturing operations are located in China and Taiwan with distribution facilities in the United States, Europe and Asia.

     The Company's net sales are primarily derived from sales of two product lines, control devices and imaging solutions, and to a lesser extent from the sale of other products. Control devices include mice, trackballs, six degrees of freedom ("6DOF") controllers, touchpads, joysticks, gamepads, 3D game controllers and remote controls. In each of fiscal 1997, 1996 and 1995, net sales of control devices accounted for a substantial majority of the Company's total net sales. Imaging solutions include color personal scanners and color digital video cameras and have accounted for an increasing proportion of the Company's net sales since fiscal 1995. Other products include partner products, as well as product lines that are being phased out for strategic purposes.

     The Company recognizes revenue upon product shipment, less amounts for estimated returns and price protection. Amounts provided for returns and price protection are estimated based upon historical experience and the Company's assessment of inventory in the retail channel. Although the Company believes that it has provided adequate amounts for projected returns, from time to time it has experienced return levels in excess of amounts provided and no assurance can be given that such amounts will be sufficient for actual returns in future periods. In addition, the Company continuously introduces product upgrades, enhancements and improved packaging, and thus may experience higher rates of returns of its older products.

     The following tables set forth net sales for each of the Company's product lines and net sales for each product line as a percentage of total net sales:

                                                                 YEAR ENDED MARCH 31,
                                                             ---------------------------------
                                                               1997       1996          1995
                                                             --------   --------      --------
                                                                       (IN THOUSANDS)
Net sales:
     Control devices...............................          $329,439   $289,249      $247,066
     Imaging solutions.............................            78,264     56,074        39,041
     Other.........................................             6,013      9,720        16,706
                                                             --------   --------      --------
Total net sales....................................          $413,716   $355,043      $302,813
                                                             ========   ========      ========
Net sales:
     Control devices...............................                80%         81%          82%
     Imaging solutions.............................                19          16           13
     Other.........................................                 1           3            5
                                                             --------   --------      --------
Total net sales....................................               100%        100%         100%
                                                             ========   ========      ========

     The Company sells its products through two primary channels, OEMs and a network of retail distributors and resellers ("retail"). Products sold to OEMs, principally control devices, are generally resold to end-users bundled with new PCs. Sales to OEMs as a percentage of total net sales can vary significantly and have ranged from approximately 35% to 52% on a quarterly basis over the past three fiscal years.

     The Company's gross margins are affected by a number of factors, including the mix between retail and OEM sales, product mix, product obsolescence, price and cost reductions. In 1997 and 1996, the Company experienced an improvement in its gross margin, primarily due to a higher proportion of relatively higher margin retail sales and the realization of cost reductions from the consolidation of the Company's high volume manufacturing operations in China. The Company believes this trend is not sustainable and that gross margins are likely to decline due to an increasing proportion of sales of lower margin imaging solution products, continued price pressures and a decline in the rate of cost reductions in the Company's manufacturing operations.

     Beginning in the early 1990s, unit sales of control devices to OEMs increased substantially, while OEM and retail sales prices declined significantly. In fiscal 1995, the Company implemented a plan to reduce manufacturing expense by consolidating its production operations in Asia, phasing out non-strategic product lines and reducing its work force. As a result, the Company recorded a one-time restructuring charge of $8.9 million in fiscal 1995. The Company returned to profitability in fiscal 1996 and has been profitable on a quarterly basis since that time.

     The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the realizability of deferred tax assets. The Company regularly assesses the realizability of deferred tax assets based on a number of factors, including the Company's past earnings history and expected future taxable income. As a result of this process, a valuation allowance is recorded for deferred tax assets when management believes it is more likely than not that the Company will not realize such deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates in the past three fiscal years reflect a variety of factors that may not be present in fiscal 1998. As a result, the Company's effective income tax rate may increase in future periods.

     In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. The Company has not previously paid any such VAT on its exported Chinese manufactured products. The Company is in discussion with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT would not be applied to the Company. The Company therefore believes this matter will not have a material adverse effect on the Company's results of operations. Were the VAT to be applied to the Company, the Company could incur a significant charge to operations, as well as an increase in its cost of goods sold. As a result, the Company would seek to mitigate the future effect by reorganizing its operations in China. There can be no assurance that any application of the VAT to the Company would not have a material adverse effect on the Company's current or future results of operations, or that the Company's efforts to mitigate any impact of the VAT would be successful.

     The Company publishes its consolidated financial statements in U.S. dollars, however, a portion of the Company's revenues and expenses are denominated in currencies other than the U.S. dollar. The functional currencies for the Company's operations are primarily the U.S. dollar, and to a lesser extent, the Dutch guilder, Swiss franc, Taiwanese dollar and Japanese yen. Certain of the Company's operations record revenues in one currency while incurring costs in different currencies. This currency imbalance has, and may continue to, result in foreign currency transaction gains and losses. Further, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the U.S. dollar and other currencies in which the Company transacts its business. Currently, the Company does not actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income.

     Prior to fiscal 1997, the Company published its financial statements in Swiss francs and managed its currency exchange exposure against the Swiss franc. In April 1996, concurrent with adopting the U.S. dollar as its reporting currency and restating its historical financial statements into U.S. GAAP, the Company redenominated its debt into

U.S. dollars. Therefore, the restatement of the consolidated financial statements into U.S. dollars for periods through March 31, 1996 resulted in debt denominated in Swiss francs which was not hedged and, when remeasured into the appropriate functional currency for U.S. GAAP purposes, resulted in the Company recording exchange losses, primarily during fiscal 1995.

INITIAL PUBLIC OFFERING IN THE U.S.

     On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depository Shares ("ADS"), with net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold an additional 30,000 shares from treasury under an option granted to the underwriters to cover over-allotments, generating net proceeds of $4.5 million.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:


                                                                             YEAR ENDED MARCH 31,
                                                                          ---------------------------
                                                                           1997      1996       1995
                                                                          ------    ------     ------
Net sales.........................................................         100.0%    100.0%     100.0%
Cost of goods sold................................................          70.3      73.0       75.0
                                                                          ------    ------     ------
Gross profit......................................................          29.7      27.0       25.0
Operating expenses:
      Marketing and selling.......................................          13.3      12.9       13.6
      Research and development....................................           6.4       5.8        6.2
      General and administrative..................................           4.9       5.5        5.8
      Restructuring and other.....................................            --        --        2.9
                                                                          ------    ------     ------
Operating income (loss)...........................................           5.1       2.8       (3.5)
Interest income (expense), net....................................          (0.2)     (0.7)      (0.4)
Other income (expense), net.......................................           0.6       0.5       (2.1)
                                                                          ------    ------     ------
Income (loss) before income taxes.................................           5.5       2.6       (6.0)
Provision for income taxes........................................          (0.4)     (0.3)      (0.4)
                                                                          ------    ------     ------
Net income (loss).................................................           5.1%      2.3%      (6.4)%
                                                                          ======    ======     ======

YEAR ENDED MARCH 31, 1997 COMPARED TO YEAR ENDED MARCH 31, 1996

     Net Sales
     ---------

     Net sales for the year ended March 31, 1997 increased 17% to $413.7 million from $355.0 million in the year ended March 31, 1996. This increase was primarily due to growth in sales of color sheetfed scanners and retail sales of control devices. These increases were partially offset by a decrease in retail sales of handheld scanners and OEM sales of trackballs due to a market shift to touchpads. The Company anticipates slower revenue growth from color sheetfed scanners due to increased competition and pricing pressure.

     Gross Profit
     ------------

     Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit for the year ended March 31, 1997 increased 28% to $122.9 million, or 29.7% of net sales, compared to $95.8 million, or 27.0% of net sales, in the year ended March 31, 1996.

The improvement in gross margin was primarily due to a higher proportion of retail sales and to reduced production costs resulting from the consolidation of high volume manufacturing in Suzhou. These improvements were partially offset by the higher proportion of sales of sheetfed scanners which have lower margins.

     Marketing and Selling
     ---------------------

     Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expense for the year ended March 31, 1997 increased 20% to $54.7 million, or 13.3% of net sales, compared to $45.7 million, or 12.9% of net sales, in the year ended March 31, 1996. This increase was primarily due to the Company's introduction and support of new retail products, including PageScan Color Pro, MouseMan 96, MouseMan Cordless, SurfMan and WingMan Warrior, and, to a lesser extent, to expenses incurred in connection with the development of markets in the Asia Pacific region and the enhancement of the corporate logo.

     Research and Development
     ------------------------

     Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs. Research and development expense for the year ended March 31, 1997 increased 28% to $26.5 million, or 6.4% of net sales, compared to $20.7 million, or 5.8% of net sales, in the year ended March 31, 1996. This increase was primarily due to an increase in personnel engaged in the development of the Company's next generation of products. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

     General and Administrative
     --------------------------

     General and administrative expense consists of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expense for the year ended March 31, 1997 increased 4% to $20.4 million, or 4.9% of net sales, compared to $19.6 million, or 5.5% of net sales, for the year ended March 31, 1996. This increase resulted primarily from an increase in compensation expense associated with employee stock benefit plans, salary increases and, to a lesser extent, additional infrastructure costs to support expansion in Asia.

     Interest Income (Expense)
     -------------------------

     Interest expense for the year ended March 31, 1997 decreased to $0.8 million from $2.3 million for the year ended March 31, 1996. This decrease was primarily due to improved cash flow from operating activities, which led to a reduction in the Company's average bank borrowings and to an increase in interest bearing cash and cash equivalents during the period.

     Other Income (Expense)
     ----------------------

     Other income for the year ended March 31, 1997 increased to $2.3 million from $1.7 million for the year ended March 31, 1996, primarily due to foreign exchange gains. It is unlikely that the Company will experience this level of foreign exchange gains in fiscal 1998 and any unfavorable movements in currency exchange rates could result in foreign exchange losses.

     Provision for Income Taxes
     --------------------------

     The provision for income taxes consists of income and withholding taxes and is based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income is generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of realizing deferred tax assets. The provision for income taxes for the year ended March 31, 1997 increased to $1.8 million, representing a 7.8% effective tax rate, from $1.0 million, representing an 11.3% effective tax rate, for the year ended March 31, 1996. The decrease in the effective tax rate is primarily due to the recognition of net deferred tax assets based upon expected future realization, partially offset by income earned in higher tax jurisdictions, increases in unrecoverable withholding taxes and estimated taxes payable in Asia.

YEAR ENDED MARCH 31, 1996 COMPARED TO YEAR ENDED MARCH 31, 1995

     Net Sales
     ---------

     Net sales for fiscal 1996 increased 17% to $355.0 million from $302.8 million for fiscal 1995. This increase was due primarily to strong unit volume sales of control devices into the OEM channel and the impact of new retail products sold into both the control device and imaging solution retail markets. These products included the PageScan Color scanner, the WingMan and WingMan Extreme joysticks and the TrackMan Marble pointing device. These increases in net sales were partially offset by price reductions in control devices and the phase out of non-strategic product lines.

     Gross Profit
     ------------

     Gross profit for fiscal 1996 increased 26% to $95.8 million, or 27.0% of net sales, from $75.7 million, or 25.0% of net sales, in fiscal 1995. This increase was primarily due to reductions in component costs and other manufacturing efficiencies associated with higher volume production and, to a lesser extent, the elimination of certain lower-margin products. This increase was partially offset by lower average selling prices.

     Marketing and Selling
     ---------------------

     Marketing and selling expense for fiscal 1996 increased 11% to $45.7 million, or 12.9% of net sales, from $41.3 million, or 13.6% of net sales, in fiscal 1995. This increase was primarily due to costs associated with the Company's introduction and support of new retail products in both the control devices and imaging solutions retail markets. In addition, foreign currency translations also contributed to the increase due to a weaker U.S.
dollar during fiscal 1996.

     Research and Development
     ------------------------

     Research and development expense for fiscal 1996 increased 11% to $20.7 million, or 5.8% of net sales, from $18.7 million, or 6.2% of net sales, in fiscal 1995. This increase was primarily due to increased personnel and related indirect costs for accelerated development of the Company's color sheetfed scanner and video products. In addition, foreign currency translations also contributed to the increase due to a weaker U.S. dollar during fiscal 1996. These increases were partially offset by the elimination of research and development efforts related to the phase-out of non-strategic product lines.

     General and Administrative
     --------------------------

     General and administrative expense for fiscal 1996 increased 12% to $19.6 million, or 5.5% of net sales, from $17.4 million, or 5.8% of net sales, in fiscal 1995. This increase was primarily due to severance, hiring and relocation costs and, to a lesser extent, inflation and foreign currency translations due to a weaker U.S. dollar during fiscal 1996.

     Restructuring and Other
     -----------------------

     During fiscal 1995, the Company recorded a restructuring charge of $8.9 million. The restructuring charge included $3.2 million in connection with discontinuing certain manufacturing activities in the U.S. and Ireland, $1.9 million relating to the write-off of assets associated with product lines to be phased out, and $3.8 million for a reduction in global work force. The charge associated with the work force reduction primarily represents severance associated with personnel reductions of approximately 500 positions, the majority of which were manufacturing. Substantially all amounts associated with discontinuing certain manufacturing activities and product lines were incurred by March 31, 1995. Approximately 60% of the planned work force reduction was completed at March 31, 1995, with the remainder of the reductions completed by December 31, 1995. See Note 9 of Notes to Consolidated Financial Statements.

     Interest Income (Expense)
     -------------------------

     Interest expense for fiscal 1996 increased to $2.3 million from $1.3 million for fiscal 1995. This increase was primarily due to higher interest rates charged on outstanding borrowings.

     Other Income (Expense)
     ----------------------

     Other income for fiscal 1996 was $1.7 million as compared to an expense of $6.3 million in fiscal 1995. The expense in fiscal 1995 consisted principally of exchange losses associated with the Company's Swiss-franc denominated debt and a weak U.S. dollar at year-end. In fiscal 1996, the Company realized a gain due to the recovery of the U.S. dollar.

     Provision for Income Taxes
     --------------------------

     The provision for income taxes for fiscal 1996 decreased to $1.0 million from $1.2 million for fiscal 1995. The effective tax rate for fiscal 1996 was 11.3%. The pretax loss in fiscal 1995 would normally have generated a tax benefit, however, due to the uncertainty of the future utilization of the tax losses principally incurred in one of the Company's subsidiaries, no benefit was recognized. In addition, taxable income in other jurisdictions resulted in a provision for taxes of $1.2 million in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Since fiscal 1995, the Company has financed its operations and capital requirements primarily through cash flow from operations, bank borrowings and the sale of registered shares held in treasury.

     As of March 31, 1997, the Company had cash and cash equivalents of $38.5 million. The Company also had credit lines with several European and Asian banks totaling $47.3 million as of that date. As is common for businesses in European countries, the Company's credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of March 31, 1997, there were $17.8 million of borrowings under these facilities.

     The Company's operating activities generated cash of $27.5 million for the year ended March 31, 1997, primarily from net income adjusted for depreciation and an increase in accrued liabilities. These positive cash flows were partially offset by growth in accounts receivable and inventories, as the Company's business continued to expand. Operating activities generated cash of $8.8 million in fiscal 1996, primarily from net income adjusted for depreciation, partially offset by an increase in working capital requirements.

     The Company's investing activities used cash of $17.8 million for the year ended March 31, 1997, primarily for capital expenditures. Investing activities generated cash of $5.4 million in fiscal 1996, primarily from the sale of the Company's offices in Fremont, partially offset by $12.3 million of capital expenditures. The proceeds from the sale of the Fremont offices were used to repay outstanding indebtedness.

     The Company's financing activities generated cash of $1.1 million in the year ended March 31, 1997. Sale of the Company's registered shares from treasury generated cash of $33.4 million, of which $26.8 million represents the proceeds (net of commissions and expenses) from the U.S. public offering. An additional $3.7 million was generated from the issuance of new registered shares. These cash flows were partially offset by $14.8 million spent to acquire treasury shares. Proceeds from the sale of registered shares enabled the Company to reduce its debt by $21.8 million. Financing activities used cash of $21.4 million in fiscal 1996, primarily for repayment of bank borrowings of $19.9 million.

     The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash from operations, available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

ITEM 10.   DIRECTORS AND OFFICERS OF REGISTRANT


DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

               NAME                 AGE              POSITION
               ----                 ---              --------
Daniel V. Borel                      46   Chairman of the Board and Chief Executive Officer
Pierluigi Zappacosta                 46   Vice Chairman of the Board
Barry Zwarenstein                    48   Sr. Vice  President,  Finance and  Administration  and General Manager of
                                          the Americas Area
Erh-Hsun Chang                       47   Sr.  Vice  President,  General  Manager,  Far  Eastern  Area &  Worldwide
                                          Operations
Marc M. Chatel                       41   Sr. Vice President,  General  Manager,  European Area and Worldwide Sales
                                          and Marketing
Rory Dooley                          32   Sr. Vice President, Business Divisions
Patrick W. Brubeck                   45   Vice President, Information and Quality Systems
Vladimir M. Langer                   54   Vice President, Worldwide OEM Sales and Marketing
Dominique Pitteloud                  35   Vice President, Scanner Division
Stephanie Schweighofer-Jones         45   Vice President, Corporate Marketing Communications
Margaret J. Wynne                    39   Vice President, General Counsel and Business Development
Kwong Soon Chay                      44   Director
Pier Carlo Falotti (1)(2)            54   Director
Jean-Louis Gassee (1)(2)             52   Director

(1)   Member of the Compensation Committee
(2)   Member of the Audit Committee

     Daniel V. Borel, a founder of the Company, has been the Chairman of the
     ---------------
Board of Directors and Chief Executive Officer of Logitech International S.A. since July 1992. Prior to that time, Mr. Borel was Chairman of the Board. He has held various other executive positions with the Company and its predecessors since their founding. Mr. Borel holds an MS in computer science from Stanford University and a degree in physics from the Ecole Polytechnique Federale, Lausanne, Switzerland.

     Pierluigi Zappacosta, a founder of the Company, has been Vice Chairman of
     --------------------
the Board of Directors of Logitech International S.A. since July 1992. Prior to that time, Mr. Zappacosta was Chief Executive Officer, President and Vice Chairman. He has been a director and has held various other executive positions with the Company and its predecessors since their founding. Mr. Zappacosta holds an MS in computer science from Stanford University and a Laurea degree in electrical engineering from the University of Rome, Italy.

     Barry Zwarenstein joined the Company as Vice President and Chief Financial
     -----------------
Officer in July 1996. In April 1997, Mr Zwarenstein was named Sr. Vice President, Finance and Administration and General Manager of the Americas Area. Prior to July 1996, Mr. Zwarenstein held various positions with FMC Corporation from June 1975 to June 1996, including Chief Financial Officer, FMC Europe, from February 1992 to June 1996. Mr. Zwarenstein holds a BA in economics from the University of Natal, South Africa, and an MBA from the Wharton School of the University of Pennsylvania. Mr. Zwarenstein is a Chartered Accountant (South Africa).

     Erh-Hsun Chang joined the Company as Vice President, General Manager, Far
     --------------
Eastern Area and Worldwide Operations in December 1995. In April 1997, Mr. Chang was named Sr. Vice President, General Manager, Far Eastern Area & Worldwide Operations. During 1986 and 1987, Mr. Chang held various other positions with the Company. From January 1994 to December 1994, Mr. Chang was Vice President, Sales and Marketing, Power Supply Division, of Taiwan Liton Electronics Ltd., and from December 1991 to January 1994, Mr. Chang was Vice President, Manufacturing Consulting at KPMG Peat Marwick. Mr. Chang holds a BS in civil engineering from Chung Yuang University, Taiwan, an MBA from the University of Dallas, and an MS in industrial engineering from Texas A&M University.

     Marc M. Chatel has held various management positions with the Company since
     --------------
August 1988, including Vice President, General Manager, European Area and Worldwide Retail Sales and Marketing. In April 1997, Mr. Chatel was named Sr. Vice President, General Manager, European Area and Worldwide Sales and Marketing. From February 1979 to July 1988, Mr. Chatel held various sales and marketing positions with E.I. Du Pont de Nemours & Co. Mr. Chatel holds a degree in mechanics from the Ecole Polytechnique Federale, Lausanne, Switzerland.

     Rory Dooley has held various positions with the Company since July 1984,
     -----------
including Vice President, Control Devices Division and Special Projects. In April 1997, Mr. Dooley was named Sr. Vice President, Business Divisions. Mr. Dooley holds a BS in engineering and a BA in mathematics from the University of Dublin, Trinity College, Ireland. Mr. Dooley has stated his intention to resign from the Company in June 1997 to continue his education.

     Patrick W. Brubeck has held various executive positions with the Company
     ------------------
since June 1993, including Vice President, Worldwide Quality and Human Resources, and General Manager, Americas Area. In April 1997, Mr. Brubeck was named Vice President, Information and Quality Systems. From August 1990 to June 1993, Mr. Brubeck was Vice President, Total Quality for Silicon Valley Group, Lithography. From April 1979 to August 1990, Mr. Brubeck held various positions with Advanced Micro Devices, including Director of Corporate Quality Assurance from April 1989. Mr. Brubeck holds a BS in electrical engineering from the University of California at Los Angeles.

     Vladimir M. Langer has been Vice President, Worldwide OEM Sales and
     ------------------
Marketing of the Company since April 1996. From January 1992 to April 1996, Mr. Langer was Vice President for Sales and Marketing for Integral Peripherals HDD. Mr. Langer holds a BS in mechanical engineering from Charles University, Prague, Czech Republic.

     Dominique Pitteloud has held various position with the Company since
     -------------------
November 1985, including Vice President, Imaging Solutions Division. In April 1997, Mr. Pitteloud was named Vice President, Scanner Division. Mr. Pitteloud holds a BS in electrical engineering from Yverdon University, Switzerland, and an MBA from Santa Clara University.

     Stephanie Schweighofer-Jones has been Vice President, Corporate Marketing
     ----------------------------
Communications of the Company since July 1996. Prior to that time, Ms. Schweighofer-Jones held various positions with Bull HN Information Systems from October 1989 to June 1996, including Director of Strategic Communications from January 1995. Ms. Schweighofer-Jones holds a BA in French literature from Wells College.

     Margaret J. Wynne has been Vice President, General Counsel and Business
     -----------------
Development of the Company since April 1994. Prior to that time, Ms. Wynne was Director of Legal Affairs from July 1992 to April 1994. From September 1990 to June 1992, Ms. Wynne was an Associate Professor at Golden Gate University School of Law. Ms. Wynne joined Pillsbury, Madison & Sutro as an associate in September 1982 becoming a member of the firm in January 1990. Ms. Wynne holds a BA in French from San Francisco State University and a JD from Hastings College of the Law of the University of California.

     Kwong Soon Chay was elected a director of Logitech International S.A. in
     ---------------
June 1997. Since July 1996, Mr. Chay has been Managing Director of IntreSource Systems Pte, Ltd. Before IntreSource, Mr. Chay held various executive positions with Creative Technology Ltd. during the period of 1986 to June 1996, including President/COO from 1992. Mr. Chay holds a degree in Physics from University of Singapore.

     Pier Carlo Falotti has been a director of Logitech International S.A. since
     ------------------
June 1996. Since September 1996, Mr. Falotti has been Senior Vice President for Europe, Middle East and Africa of Oracle Corporation. From February 1994 until September 1996, Mr. Falotti was Executive Vice President of International Operations for AT&T, where he also served as President and Chief Executive Officer for Europe, the Middle East and Africa. From 1992 to 1994, Mr. Falotti was President and Chief Executive Officer of The Ask Group, Inc. From 1969 to 1992, Mr. Falotti was with Digital Equipment Corporation, serving as President and Chief Executive Officer of

Digital Europe, Middle East and Africa from 1983. Mr. Falotti holds a degree in electrical engineering from the Institute Avogadro, Torino, Italy.

     Jean-Louis Gassee has been a director of Logitech International S.A. since
     -----------------
June 1993. Since October 1990, Mr. Gassee has been Chief Executive Officer of Be Inc. Before founding Be, Mr. Gassee held various executive positions with Apple Computer during the period December 1980 to September 1990, including President of the Apple Products Division. Mr. Gassee holds a science degree from the Universite de Paris.

     INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company has entered into agreements to indemnify its directors and officers. Certain of these agreements are between the respective officer or director and Logitech International S.A., and cover claims brought under U.S. laws to the fullest extent permitted by Swiss law. In addition, Logitech Inc. has entered into separate indemnification agreements with the Company's executive officers and directors. The agreements with Logitech Inc. are broader in certain respects than those entered into with Logitech International S.A. These agreements, among other things, indemnify directors and officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company as to which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

     BOARD COMPOSITION

     The Company's Articles of Incorporation set the minimum number of directors at three. The Company presently has five directors. Directors are elected by the shareholders at a shareholders meeting for a term of three years. Executive officers are appointed by the Board of Directors to serve on such terms and conditions and with such restrictions as the Board of Directors establishes.

     The Board has established an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent accountants, recommends the engagement of accountants and reviews the Company's internal audits. The Compensation Committee approves the compensation of executives of the Company and makes recommendations to the Board of Directors with respect to standards for setting compensation levels for other employees.


ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

     In the fiscal year ended March 31, 1997, the Company's four non-employee directors during that year were paid an aggregate of $62,000 (translated at the Noon Buying Rate on March 31, 1997). In addition, each of the Company's non-employee directors were eligible to receive 240 registered shares as partial compensation for service on the Board of Directors. Directors who are also employees of the Company do not receive any additional compensation for their service on the Board of Directors. Directors are reimbursed for certain expenses in connection with attendance at Board and Committee meetings.

     The Company paid an aggregate of $2,503,122, denominated in U.S. dollars and in Swiss francs and Taiwanese dollars (translated at the Noon Buying Rate on March 31, 1997), to eleven executive officers for services rendered in all capacities to the Company in the fiscal year ended March 31, 1997. A portion of the compensation paid to the executive officers in fiscal 1997 was pursuant to certain annual performance-based bonus arrangements.

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     As of June 1, 1997, there were outstanding options to purchase an aggregate of 212,098 registered shares at exercise prices ranging from $14.14 - $187.35 and expiration dates ranging from March 1999 to February 2007. As of June 1, 1997, the Company's directors and executive officers held options to purchase an aggregate of 63,212 registered shares at exercise prices ranging from $14.14 to $131.85 with expiration dates ranging from March 2002 to December 2006. In addition, as of June 1, 1997, three advisors to the Company held options to purchase an aggregate of 360 registered shares at an exercise price of $0.


ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Not applicable


ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable


ITEM 15.   DEFAULTS UPON SENIOR SECURITIES

     Not applicable


ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES

     Not applicable


ITEM 17.   FINANCIAL STATEMENTS

     The Company has responded to Item 18.


ITEM 18.   FINANCIAL STATEMENTS

     See pages F-1 through F-22.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

     a.  Financial Statements

         Report of Independent Accountants

         Consolidated balance sheets at March 31, 1997 and 1996

         Consolidated statements of operations for the years ended March 31, 1997, 1996, and 1995

         Consolidated statements of cash flows for the years ended March 31, 1997, 1996, and 1995

         Consolidated statements of changes in shareholders' equity for the years ended March 31, 1997, 1996, and 1995

         Notes to consolidated financial statements

     b.  Exhibits

     Exhibit
     Number       Description of Document
     -------      -----------------------
     1.1          Form of Underwriting Agreement. (1)

     3.1          Statuts of the Company, as amended. (1)

     3.2          Organizational Regulations of the Company, as amended. (1)

     4.1 Form of Deposit Agreement, dated as of March 27, 1997, among Logitech International S.A., The Bank of New York as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt) (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-06464) filed with the Commission on February 14, 1997.) (1)

     4.2          Specimen Registered Share of the Company. (1)

     10.1         1996 Employee Share Purchase Plan, as amended. (1)

     10.2 1988 Stock Option Plan, including the U.S. Sub-Plan and the Swiss Sub-Plan. (1)

     10.3         1996 Stock Plan, as amended. (1)

     10.4 Purchase Agreement dated December 8, 1995 for property located at 6505, 6607, 6453, 6401, and 6493 Kaiser Drive, and 34551 Ardenwood Boulevard, Fremont, California. (1)

     10.5 Lease Agreement dated March 5, 1996 for facility located at 6505 and 6607 Kaiser Drive, Fremont California, and First Amendment to Lease Agreement dated August 9, 1996. (1)

     10.6 Sale and Purchase Contract dated October 28, 1995 for facility located in Suzhou, People's Republic of China. (1)

     10.7 Purchase and License Agreement between the Company and Omron Corporation, dated as of April 30, 1996./+/ (1)

     10.8         Form of Indemnification Agreement with Logitech International
                  S.A. (1)

     10.9         Form of Indemnification Agreement with Logitech, Inc. (1)

     11.1         Statement regarding computation of per share earnings. (1)

     21.1         List of Subsidiaries of the Registrant. (1)

     23.1         Consent of Price Waterhouse SA, Independent Accountants.

     -------------
      + Confidential treatment requested with respect to portions of such exhibit.
     (1) Incorporated by reference to exhibit included in the Registrant's Registration Statement on Form F-1 (File No. 333-06424) declared effective by the Securities and Exchange Commission on March 19, 1997.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Logitech International S.A.



                                        By:      /s/ Daniel Borel
                                              _____________________________
                                                 Daniel Borel
                                                 Chief Executive Officer


                                        By:      /s/ Barry Zwarenstein
                                              _____________________________
                                                 Barry Zwarenstein
                                                 Chief Finance Officer,
                                                 Chief Accounting Officer,
                                                 and U.S. Representative

June 27, 1997

                           LOGITECH INTERNATIONAL S.A.
                          INDEX TO FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----

Report of Independent Accountants                                          F-2

Consolidated balance sheets at March 31, 1997 and 1996                     F-3

Consolidated statements of operations for the years
   ended March 31, 1997, 1996, and 1995                                    F-4

Consolidated statements of cash flows for the years
   ended March 31, 1997, 1996, and 1995                                    F-5

Consolidated statements of changes in shareholders' equity
   for the years ended March 31, 1997, 1996, and 1995                      F-6

Notes to consolidated financial statements                                 F-7

                      REPORT OF THE INDEPENDENT ACCOUNTANTS


     To the Board of Directors and Shareholders of Logitech International S.A.


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse SA

Lausanne, Switzerland
April 30, 1997

                           LOGITECH INTERNATIONAL S.A.
                           CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                MARCH 31,
                                                                                          --------------------
                                                                                            1997        1996
                                                                                          --------    --------
                                                    ASSETS
Current assets:
    Cash and cash equivalents.......................................................      $ 38,504    $ 28,564
    Accounts receivable.............................................................        71,634      62,601
    Inventories.....................................................................        63,377      52,598
    Other current assets............................................................         9,253       6,448
                                                                                          --------    --------
         Total current assets.......................................................       182,768     150,211
Property, plant and equipment, net..................................................        32,135      28,035
Other assets........................................................................         1,520       3,075
                                                                                          --------    --------
         Total assets...............................................................      $216,423    $181,321
                                                                                          ========    ========

                                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short-term debt................................................................       $ 17,849    $ 36,082
    Current maturities of long-term debt...........................................            162         327
    Accounts payable...............................................................         44,406      39,974
    Accrued liabilities............................................................         38,690      28,331
                                                                                          --------    --------
         Total current liabilities.................................................        101,107     104,714
Long-term debt, net of current maturities..........................................          3,188       4,768
Other liabilities..................................................................            437         401
                                                                                          --------    --------
         Total liabilities.........................................................       $104,732    $109,883
                                                                                          --------    --------
Commitments and contingencies (Note 9)
Shareholders' equity:
    Registered shares, par value CHF 20 - 2,101,688 authorized, 353,312 conditionally authorized, 2,001,688 issued and outstanding  at March 31,
       1997;  1,955,000 authorized, issued and outstanding at March 31, 1996.......       $ 28,738    $ 28,090
    Additional paid-in capital.....................................................         73,430      46,292
    Less registered shares in treasury, at cost, 182,839 at March 31, 1997 and
       322,476 at March 31, 1996 ..................................................        (16,813)    (14,881)

    Retained earnings..............................................................         31,730      12,241
    Cumulative translation adjustment..............................................         (5,394)       (304)
                                                                                          --------    --------
         Total shareholders' equity................................................        111,691      71,438
                                                                                          --------    --------
         Total liabilities and shareholders' equity................................       $216,423    $181,321
                                                                                          ========    ========

   The accompanying notes are an integral part of these financial statements.

                           LOGITECH INTERNATIONAL S.A.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                        YEAR ENDED MARCH 31,
                                                                                ------------------------------------
                                                                                  1997         1996          1995
                                                                                ---------    ---------     ---------
Net sales.................................................................      $ 413,716    $ 355,043     $ 302,813
Cost of goods sold........................................................        290,856      259,264       227,079
                                                                                ---------    ---------     ---------
Gross profit..............................................................        122,860       95,779        75,734
Operating expenses:
    Marketing and selling.................................................         54,722       45,730        41,305
    Research and development..............................................         26,481       20,705        18,717
    General and administrative............................................         20,380       19,553        17,382
    Restructuring and other...............................................             --           --         8,896
                                                                                ---------    ---------     ---------
Operating income (loss)...................................................         21,277        9,791       (10,566)
Interest income (expense), net............................................           (752)      (2,304)       (1,297)
Other income (expense), net...............................................          2,305        1,747        (6,342)
                                                                                ---------    ---------     ---------
Income (loss) before income taxes.........................................         22,830        9,234       (18,205)
Provision for income taxes................................................         (1,770)      (1,041)       (1,170)
                                                                                ---------    ---------     ---------
Net income (loss).........................................................      $  21,060    $   8,193     $ (19,375)
                                                                                =========    =========     =========
Net income (loss) per share...............................................      $   12.02    $    4.76     $  (11.17)
Weighted average registered shares and
      equivalents.........................................................      1,752,080    1,723,014     1,735,226

   The accompanying notes are an integral part of these financial statements.

                           LOGITECH INTERNATIONAL S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        YEAR ENDED MARCH 31,
                                                                                  ----------------------------------
                                                                                    1997         1996         1995
                                                                                  --------     --------     --------
Cash flows from operating activities:
 Net income (loss).........................................................      $  21,060     $  8,193     $(19,375)
 Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
   Depreciation and amortization...........................................         11,483       10,032       13,395
   Loss on disposal of property, plant and equipment.......................          1,045          162        2,344
   Gain on sale of investments.............................................             --           --         (901)
   Write-down of investments...............................................          1,222          379          500
   Stock compensation expense..............................................          2,765          594          536
   Restructuring and other charges.........................................             --           --        8,896
   Deferred income taxes...................................................         (3,107)         526        1,720
 Changes in assets and liabilities:........................................
   Accounts receivable.....................................................        (12,656)      (5,379)       1,344
   Inventories.............................................................        (13,177)     (10,859)      16,933
   Other current assets....................................................           (309)       3,880        4,680
   Accounts payable........................................................          8,706       (4,226)       4,393
   Accrued liabilities.....................................................         10,418        5,508       (9,057)
                                                                                  --------     --------     --------
      Net cash provided by operating activities............................         27,450        8,810       25,408
                                                                                  --------     --------     --------
Cash flows from investing activities:
 Additions to property, plant and equipment................................        (18,059)     (12,267)      (5,501)
 Proceeds from sales of property, plant and equipment......................            190       17,851          223
 Proceeds from sale of investment..........................................             --           --        1,305
 Other investing activities................................................             45         (212)          72
                                                                                  --------     --------     --------
      Net cash provided by (used in) investing activities..................        (17,824)       5,372       (3,901)
                                                                                  --------     --------     --------
Cash flows from financing activities:
 Increase (decrease) in short-term debt....................................        (18,388)     (19,866)      10,034
 Borrowings of long-term debt..............................................          2,146          620           --
 Repayment of long-term debt...............................................         (3,400)      (2,249)     (22,633)
 Purchase of treasury shares...............................................        (14,824)      (3,249)      (4,292)
 Proceeds from sale of treasury shares.....................................         33,389        3,359        2,736
 Proceeds from issuance of registered shares...............................          3,741           --           --
 Dividends paid............................................................         (1,571)          --       (2,946)
                                                                                  --------     --------     --------
      Net cash provided by (used in) financing activities..................          1,093      (21,385)     (17,101)
                                                                                  --------     --------     --------
Effect of exchange rate changes on cash and cash equivalents...............           (779)        (498)       1,979
                                                                                  --------     --------     --------
Net increase (decrease) in cash and cash equivalents.......................          9,940       (7,701)       6,385
Cash and cash equivalents at beginning of period...........................         28,564       36,265       29,880
                                                                                  --------     --------     --------
Cash and cash equivalents at end of period.................................       $ 38,504     $ 28,564     $ 36,265
                                                                                  ========     ========     ========
Supplemental cash flow information:
      Interest paid........................................................       $  1,943     $  2,822     $  1,934
      Income taxes paid....................................................       $  3,033     $  1,568     $  2,891

   The accompanying notes are an integral part of these financial statements.

                           LOGITECH INTERNATIONAL S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                   REGISTERED SHARES    ADDITIONAL  TREASURY SHARES                CUMULATIVE
                                  -------------------    PAID-IN   -----------------   RETAINED   TRANSLATION
                                    SHARES    AMOUNT     CAPITAL    SHARES   AMOUNT    EARNINGS    ADJUSTMENT     TOTAL
                                  ---------  --------   --------   -------  --------   --------   -----------   --------
April 1, 1994..................   1,955,000  $ 28,090   $ 44,767   313,292  $(13,491)  $ 26,369        $ 142      $ 85,877
Net (loss).....................          --        --         --        --        --    (19,375)          --       (19,375)
Dividends ($1.7945 per share)..          --        --         --        --        --     (2,946)          --        (2,946)
Share premium on conversion of
    bonds......................          --        --          8       (50)        1         --           --             9
Purchase of treasury shares....          --        --         --    50,292    (4,292)        --           --        (4,292)
Sale of treasury shares upon
    exercise of options and
    purchase rights............          --        --        481   (36,236)    2,922         --           --         3,403
Cumulative translation
    adjustment.................          --        --         --        --        --         --        6,486         6,486
                                  ---------   -------    -------   -------  --------    -------      -------      --------
March 31, 1995.................   1,955,000    28,090     45,256   327,298   (14,860)     4,048        6,628        69,162
Net income.....................          --        --         --        --        --      8,193           --         8,193
Purchase of treasury shares....          --        --         --    52,073    (3,249)        --           --        (3,249)
Sale of treasury shares upon
    exercise of options and
    purchase rights............          --        --      1,036   (56,895)    3,228         --           --         4,264
Cumulative translation
    adjustment.................          --        --         --        --        --         --       (6,932)       (6,932)
                                  ---------   -------    -------   -------  --------    -------      -------      --------
March 31, 1996.................   1,955,000    28,090     46,292   322,476   (14,881)    12,241         (304)       71,438
Net income.....................          --        --         --        --        --     21,060           --        21,060
Dividends ($0.9623 per share)..          --        --         --        --        --     (1,571)          --        (1,571)
Purchase of treasury shares....          --        --         --   121,667   (14,824)        --           --       (14,824)
Sale of treasury shares upon
    exercise of options and
    purchase rights............          --        --      2,132   (60,020)    5,607         --           --         7,739
Sale of treasury shares........          --        --         59    (1,284)      100         --           --           159
Issue of registered shares upon
    exercise of options........      46,688       648      5,336        --        --         --           --         5,984
Sale of treasury shares in
    public offering, net of
    related expenses...........          --        --     19,611  (200,000)    7,185         --           --        26,796
Cumulative translation
    adjustment.................          --        --         --        --        --         --       (5,090)       (5,090)
                                  ---------   -------    -------   -------  --------    -------      -------      --------
March 31, 1997.................   2,001,688  $ 28,738    $73,430   182,839  $(16,813)   $31,730      $(5,394)     $111,691
                                  =========   =======    =======   =======  ========    =======      =======      ========

   The accompanying notes are an integral part of these financial statements.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- THE COMPANY:

     Logitech International S.A. is incorporated in the Canton of Vaud, Switzerland and, together with its subsidiaries, is collectively referred to as "Logitech" or the "Company." The Company designs, manufactures and markets Senseware products which include control devices and imaging solutions which often serve as the primary physical interface between users and their personal computers and other multimedia devices. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.


NOTE 2 -- INITIAL PUBLIC OFFERING IN THE U.S:

     On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depositary Shares ("ADS"). Total proceeds from the offering amounted to $32.0 million, or $16 per ADS. Underwriting discounts and commissions, share issue and other taxes and other offering expenses amounted to $5.2 million, which resulted in net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold an additional 30,000 registered shares from treasury under an option granted to the underwriters to cover over-allotments. Such sale generated net proceeds of $4.5 million.


NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Presentation
     ---------------------

     The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated. The Company has recorded 100% of the losses incurred by its majority-owned subsidiaries in as much as the minority shareholders' equity has been exhausted and the Company does not expect such shareholders to provide additional equity capital. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and comply with relevant Swiss law.

     Use of Estimates
     ----------------

     In conformity with U.S. GAAP, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Revenue Recognition
     -------------------

     Revenues are recognized when products are shipped. Revenues from sales to distributors and authorized resellers are subject to terms allowing price protection and certain rights of return. Accordingly, accruals for estimated future returns and credits for price protection are provided for upon revenue recognition. Such amounts are estimated based on historical rates of returns, distributor inventory levels and other factors.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Foreign Currency
     ----------------

     The functional currencies of the Company's operations are primarily the U.S. dollar, and to a lesser extent, the Dutch guilder, Swiss franc, Taiwanese dollar and the Japanese yen. The financial statements of the Company's subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and using the monthly average rates for net sales and expenses. Translation gains and losses are deferred and included in the cumulative translation adjustment component of shareholders' equity. Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reflected in other income (expense), net in the statements of operations.


     Cash Equivalents
     ----------------

     The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.


     Concentration of Credit Risk
     ----------------------------

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various financial institutions, and its policy is designed to limit its exposure with any one financial institution.

     The Company sells its products to large OEM's and to high volume resellers, and, as a result, maintains individually significant receivable balances with large customers. At March 31, 1997, two customers each represented 5.5% and 8.5% of total accounts receivable and at March 31, 1996, four customers each represented between 5.0% and 6.5% of total accounts receivable.

     The Company's OEM customers tend to be well capitalized, multi-national companies, while retail customers may be less well capitalized. The Company controls its credit risk with respect to accounts receivable through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable. The Company generally does not require any collateral from its customers.


     Inventories
     -----------

     Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. Provisions are made each period for potentially excess or slow moving inventories.


     Property, Plant and Equipment, net
     ----------------------------------

     Property, plant and equipment are stated at cost. Additions and improvements are capitalized, whereas maintenance and repairs are expensed as incurred. Depreciation is provided using the straight-line method over estimated useful lives of five to 25 years for plant and buildings and one to five years for equipment.


     Software Development Costs
     --------------------------

     Software development costs incurred prior to technological feasibility are expensed as incurred. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of market availability of products are capitalized. To date, capitalized software development costs have not been material.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Income Taxes
     ------------

    The Company provides for income taxes using the liability method, which requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of temporary differences arising between the bases of assets and liabilities for financial reporting and income tax purposes. In estimating future tax consequences, expected future events are taken into consideration except for potential tax law or tax rate changes.


     Derivative Financial Instruments
     --------------------------------

     The Company does not currently enter into foreign currency exchange contracts to hedge against the effects of changes in foreign currency exchange rates on its net investment in foreign subsidiaries and net exposures from assets and liabilities denominated in foreign currencies, although it may elect to do so in the future. Before April 1, 1996 when the Company was actively hedging in material amounts, gains and losses on foreign currency exchange contracts which hedged foreign subsidiary investments were recorded in the cumulative translation adjustment component of shareholders' equity. Gains and losses on foreign currency exchange contracts which hedged net exposures from assets and liabilities denominated in foreign currencies were recorded in other income (expense), net.


     Fair Value of Financial Instruments
     -----------------------------------

     For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term debt and current maturities of long-term debt, carrying value approximates fair value due to their short maturities. The carrying values of long-term debt do not materially differ from their estimated fair values based upon quoted market prices for the same or similar instruments.


     Net Income (Loss) Per Share
     ---------------------------

     Net income (loss) per share is computed using the weighted average number of outstanding registered shares (net of shares held in treasury) and, if dilutive, weighted average registered share equivalents. Registered share equivalents include registered shares issuable upon conversion of convertible bonds (using the if-converted method) and from the exercise of stock options (using the treasury stock method). Pursuant to the requirements of the Securities and Exchange Commission, treasury stock sold and registered share equivalents relating to stock options granted during the twelve months preceding the commencement of the U.S. public offering and through the effective date (March 27, 1997) have been included in the calculation of net income (loss) per share (using the treasury stock method and the public offering price) as if they were outstanding for all periods presented through December 31, 1996.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     New Accounting Standards
     ------------------------

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which the Company adopted on April 1, 1996. The adoption of SFAS No. 121 did not have a material impact on the Company's consolidated financial statements.

     Also in 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires companies to measure employee stock compensation based on the fair value method of accounting or to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and provide pro forma footnote disclosure under the fair value method described in SFAS No. 123. The Company adopted SFAS No. 123 on April 1, 1996 and will continue to apply the principles of APB No. 25 while providing the pro forma footnote disclosures required by SFAS No. 123.

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." This statement is effective for the Company's fiscal quarter ending December 31, 1997. Under the SFAS No. 128, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. If the Company had adopted SFAS No. 128 for the year ended March 31, 1997, basic earnings per share and diluted earnings per share would have been $13.00 and $12.02, respectively. SFAS No. 128 will require the retroactive restatement of all previously reported amounts upon adoption.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)



NOTE 4 -- BALANCE SHEET COMPONENTS:

                                                                                                   MARCH 31,
                                                                                             ----------------------
                                                                                               1997          1996
                                                                                             --------      --------
                                                                                                (IN THOUSANDS)
        Accounts receivable:
          Accounts receivable..........................................................      $ 73,951      $ 63,992
          Allowance for doubtful accounts..............................................        (2,317)       (1,391)
                                                                                             --------      --------
                                                                                             $ 71,634      $ 62,601
                                                                                             ========      ========
        Inventories:
          Raw materials................................................................      $ 11,289      $ 10,809
          Work-in-process..............................................................         2,255         3,658
          Finished goods ..............................................................        49,833        38,131
                                                                                             --------      --------
                                                                                             $ 63,377      $ 52,598
                                                                                             ========      ========

        Property, plant and equipment, net:
          Land.........................................................................       $ 2,203       $ 2,289
          Plant and buildings..........................................................        25,007        22,419
          Equipment....................................................................        56,448        48,723
                                                                                             --------      --------
                                                                                               83,658        73,431
          Less accumulated depreciation................................................       (51,523)      (45,396)
                                                                                             --------      -------
                                                                                             $ 32,135      $ 28,035
                                                                                             ========      ========


NOTE 5 -- FINANCING ARRANGEMENTS:

     Short-term Credit Facilities
     ----------------------------

     To support short-term working capital requirements, the Company had seven uncommitted, unsecured bank lines of credit aggregating $47,296,000 at March 31, 1997. Borrowings outstanding were $17,849,000 and $36,082,000 at March 31, 1997 and 1996, respectively. At March 31, 1997, borrowings under these agreements were substantially all denominated in U.S. dollars at interest rates averaging 6.39% and were due on demand.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

                                                                                              MARCH 31,
                                                                                      -------------------------
                                                                                         1997           1996
                                                                                      ----------     ----------
                                                                                            (IN THOUSANDS)
        Long-term debt:
        --------------
           Renewable Swiss mortgage loan expiring in 1999, bearing interest at
             5.45%, secured by properties with net book values aggregating
             $4,137,000 at March 31, 1997........................................        $ 3,188        $ 4,602
           Various unsecured borrowings..........................................            162            493
                                                                                         -------        -------
           Total long-term debt..................................................          3,350          5,095
           Less current maturities...............................................           (162)          (327)
                                                                                         -------        -------
           Long-term portion.....................................................        $ 3,188        $ 4,768
                                                                                         =======        =======

       Repayments of long-term debt as of March 31, 1997 are due as follows (in thousands):
             Year ending March 31,
             1998................................................  $  162
             1999................................................   3,188
                                                                   ------
             Total...............................................  $3,350
                                                                   ======


NOTE 6 -- SHAREHOLDERS' EQUITY:

     In June 1996, the shareholders approved an increase of 100,000 authorized registered shares, par value Chf 20, and an additional 400,000 conditional registered shares, par value Chf 20, the issuance of which is conditional upon the exercise of stock options granted under the Company's stock option plans and the issuance of shares under the Company's employee share purchase plans.

     Pursuant to Swiss corporate law, the Company may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately $7,491,000 at March 31, 1997) and is subject to shareholder approval.

     Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this reserve equals 20% of the Company's issued and outstanding aggregate par value share capital. Certain other countries in which the Company operates apply similar laws. These legal reserves represent an appropriation of retained earnings that are not available for distribution and approximated $4,854,000 at March 31, 1997.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)


NOTE 7 -- EMPLOYEE BENEFIT PLANS:

STOCK COMPENSATION PLANS

     Employee Share Purchase Plans
     -----------------------------

     Under the 1989 and the 1996 Employee Share Purchase Plans (the "Purchase Plans"), eligible employees may purchase registered shares at a price which is the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in the Purchase Plans, purchase agreements are automatically exercised at the end of each offering period. Compensation expense of approximately $1,440,000, $435,000, and $419,000 was recorded for the years ended March 31, 1997, 1996 and 1995, respectively, under the Purchase Plans. Such amounts have been credited to additional paid-in capital.


     Stock Option Plans
     ------------------

     Under the 1988 Stock Option Plan (the "1988 Option Plan"), options to purchase registered shares may be granted to employees and consultants at exercise prices ranging from zero to amounts in excess the fair market value of the registered shares on the date of grant. The terms and conditions with respect to options granted are determined by the Board of Directors who administer the 1988 Option Plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years. Compensation expense is recorded when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. Compensation expense of $1,325,000, $159,000, and $117,000 was recorded for the years ended March 31, 1997, 1996 and 1995, respectively, under the 1988 Option Plan. Such amounts are accrued as a liability when the expense is recognized; amounts are subsequently credited to additional paid-in capital upon exercise of the related stock option. Compensation expense to be recognized in future periods approximates $1,021,000.

     In recognition of the decline in the fair market value of the Company's registered shares in fiscal 1995 and 1996, the Company repriced options to purchase approximately 129,500 registered shares in July 1996 to amounts slightly in excess of the then current fair market value.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

     A summary of activity under the 1988 Option Plan, and a limited number of other option agreements, is as follows (translated into U.S. dollars based upon specific Swiss franc prices):

                                                                                    OPTIONS OUTSTANDING
                                                                                   ----------------------
                                                                                   NUMBER OF      PRICE
                                                                                     SHARES     PER SHARE
                                                                                   ---------    ---------
Balance, April 1, 1994..........................................................      102,836      $0-158
Granted.........................................................................       67,230       0-139
Exercised.......................................................................       (4,039)      0-120
Canceled and expired............................................................      (10,733)      0-162
                                                                                      -------
Balance, March 31, 1995.........................................................      155,294       0-200
Granted.........................................................................       67,850       0-103
Exercised.......................................................................      (14,510)       0-95
Canceled and expired............................................................      (54,017)       0-95
                                                                                      -------
Balance, March 31, 1996.........................................................      154,617       0-101
Granted.........................................................................      167,095         103
Exercised.......................................................................      (77,105)         84
Canceled and expired............................................................      (22,537)         88
                                                                                      -------
Balance, March 31, 1997.........................................................      222,070          86
                                                                                      =======

     The Company had approximately 184,000 conditional shares available for the future grant of stock options and had reserved approximately 153,000 treasury shares and 69,000 conditional shares for the future exercise of stock options outstanding at March 31, 1997.

     The following table summarizes information regarding stock options outstanding at March 31, 1997 (translated into U.S. dollars based upon specific Swiss franc prices):

                                                          RANGE OF EXERCISE PRICES
                                              -----------------------------------------------------
                                              0 - 75         76     77 - 88        89      99 - 183     TOTAL
OPTIONS OUTSTANDING
                                                                                                      -------
    Number outstanding..................      4,540      72,179     56,739       43,037     45,575    222,070
    Weighted-average remaining                                                                        =======
      contractual life (years)..........        6.9         7.6        9.1          9.2        9.4
    Weighted-average exercise price.....       $ 43        $ 76       $ 88         $ 89       $101

OPTIONS EXERCISABLE
                                                                                                      -------
    Number exercisable..................      2,714      40,871      9,327       10,293      3,133     66,338
    Weighted-average exercise price.....       $ 41        $ 76       $ 88         $ 89       $ 90    =======

     In June 1996, the shareholders approved the 1996 Stock Plan (the "1996 Option Plan"). Under the 1996 Option Plan, stock options for registered shares may be granted to employees at exercise prices of not less than 100% of the fair market value of the registered shares on the date of grant. The 1996 Option Plan became effective upon the closing of the U.S. public offering. A total of 300,000 registered shares may be issued under the 1996 Option Plan. There were no options granted under the 1996 option plan during fiscal 1997.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)


     Pro Forma Stock Compensation Disclosure
     ---------------------------------------

     The Company applies the provisions of APB No. 25 and related interpretations in accounting for compensation expense under the Purchase Plans and the 1988 Option Plan. Had compensation expense under these plans been determined pursuant to SFAS No. 123, the Company's net income and net income per share for the years ended March 31, 1997 and 1996 would have been as follows:

                                                                                         AS REPORTED   PRO FORMA
                                                                                         -----------   ---------
Net income (in thousands):
     Year ended March 31, 1997........................................................     $21,060       $19,968
     Year ended March 31, 1996........................................................     $ 8,193       $ 6,712
Net income per share:
     Year ended March 31, 1997........................................................      $12.02        $11.76
     Year ended March 31, 1996........................................................      $ 4.76        $ 4.11

     The fair value of the shares granted under the Purchase Plans was estimated using the Black-Scholes model with the following assumptions: zero dividend yield for both years; an expected life of six months for both years; expected volatility of 45% and 49% for the years ended March 31, 1997 and 1996, respectively; and a risk-free interest rate of 5.7% and 5.4% for the years ended March 31, 1997 and 1996, respectively. The weighted average fair value of purchase rights granted under the Purchase Plans during the years ended March 31, 1997 and 1996 was $39.00 and $ 29.00, respectively.

     The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield for both years; expected volatility of 74% and 80% for the years ended March 31, 1997 and 1996, respectively; risk-free interest rate of 6.7% and 5.5% for the years ended March 31, 1997 and 1996, respectively; and expected lives of 3 years for both periods. The weighted average fair value of options granted during the years ended March 31, 1997 and 1996 was $65.00 and $64.00 respectively.

     The above pro forma amounts include compensation expense based on the fair value of options vesting during the years ended March 31, 1997 and 1996 and exclude the effects of options granted prior to April 1, 1995. Accordingly, the above pro forma net income and net income per share are not representative of the effects of computing stock option compensation expense using the fair value method for future periods.

     The following table summarizes information regarding stock options granted during the year ended March 31, 1997.


      EXERCISE PRICE AT           NUMBER OF OPTIONS          WEIGHTED-AVERAGE         WEIGHTED-AVERAGE
        DATE OF GRANT                  GRANTED                EXERCISE PRICE             FAIR VALUE
        -------------             -----------------          ----------------         ----------------
Equal to fair market                     41,800                      $115                     $68
Less than fair market                   121,295                     $  99                     $64
More than fair market                     4,000                      $107                     $53
                                        -------
Total                                   167,095                      $103                     $65
                                        =======

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


PENSION PLANS

     Defined Contribution Plans
     --------------------------

     Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions pursuant to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 1997, 1996, and 1995, were $801,000, $830,000, and $ 810,000, respectively.


     Defined Benefit Plan
     --------------------

     One of the Company's subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees' years of service and earnings. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

     Net pension cost in the statement of operations includes the following components:


                                                                                            YEAR ENDED MARCH 31,
                                                                                         --------------------------
                                                                                          1997      1996      1995
                                                                                         ------    ------    ------
                                                                                                (IN THOUSANDS)
Service cost of benefits earned....................................................       $346      $326       $318
Interest cost on projected benefit obligations.....................................        108        79         55
Actual return on plan assets.......................................................        (91)      (70)       (62)
Amortization of transition amount..................................................         (5)       (5)        (5)
                                                                                          ----      ----       ----
Net pension cost...................................................................       $358      $330       $306
                                                                                          ====      ====       ====
     The funded status of the defined benefit pension plan is as follows:

                                                                                                    MARCH 31,
                                                                                              --------------------
                                                                                                1997        1996
                                                                                              -------      -------
                                                                                                  (IN THOUSANDS)
Actuarial present value of benefit obligations:
    Vested................................................................................       $    4      $   --
    Nonvested.............................................................................          387         555
                                                                                                 ------      ------
Accumulated benefit obligation............................................................          391         555
Excess of projected benefit obligation over accumulated benefit obligation................        1,061       1,483
                                                                                                 ------      ------
Total projected benefit obligation........................................................        1,452       2,038
Plan assets at fair value.................................................................       (1,163)     (1,369)
                                                                                                 ------      ------
Plan assets less than projected benefit obligation........................................          289         669
Unrecognized net gain.....................................................................           --        (153)
Unrecognized net liability arising at transition..........................................           62          56
                                                                                                 ------      ------
Net pension liability.....................................................................       $  351      $  572
                                                                                                 ======      ======

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

     For the year ended March 31, 1997, the actuarial assumptions used for determining the present value of the projected benefit obligation included a 7.0% discount rate and an annual increase of 7.0% in compensation levels. The expected long-term rate of return on plan assets was 7.0%. The related assumptions for the year ended March 31, 1996 were 7.5%, 7.5% and 7.5%, respectively. Plan assets are comprised primarily of stocks, bonds and short-term deposits.


NOTE 8 -- INCOME TAXES:

     The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, the Company's income
(loss) before taxes and the provision for income taxes are generated primarily outside of Switzerland. Consequently, the weighted average expected tax rate may vary from period to period to reflect the generation of taxable income in different tax jurisdictions.

     The provision for income taxes consists of the following:

                                                                                       YEAR ENDED MARCH 31,
                                                                                 --------------------------------
                                                                                   1997        1996        1995
                                                                                 --------    --------     -------
                                                                                         (IN THOUSANDS)
Current:
     Swiss.................................................................       $ 1,011      $(1,514)     $    38
     Foreign...............................................................         3,866        2,029         (588)
Deferred:
     Swiss.................................................................            --          598         (224)
     Foreign...............................................................        (3,107)         (72)       1,944
                                                                                  -------      -------      -------
       Total...............................................................       $ 1,770      $ 1,041      $ 1,170
                                                                                  =======      =======      =======

     Deferred income tax assets and liabilities consist of the following:

                                                                                                       MARCH 31,
                                                                                                  ------------------
                                                                                                   1997        1996
                                                                                                  ------     -------
                                                                                                     (IN THOUSANDS)
    Net operating loss carryforwards......................................................       $   777      $ 2,347
    Depreciation and amortization.........................................................           794          437
    Research and development and other tax credit carryforwards...........................         2,733        2,480
    Accruals..............................................................................         7,287        6,090
    Other.................................................................................           923        1,164
                                                                                                  ------       ------
    Gross deferred tax assets.............................................................        12,514       12,518
                                                                                                  ------       ------
    Depreciation and amortization.........................................................            --         (578)
    Other.................................................................................          (172)        (241)
                                                                                                  ------       ------
    Gross deferred tax liabilities........................................................          (172)        (819)
                                                                                                  ------       ------
    Valuation allowance...................................................................        (8,824)     (11,288)
                                                                                                  ------       ------
    Net deferred tax assets...............................................................        $3,518       $  411
                                                                                                  ======       ======

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Management regularly assesses the realizability of deferred tax assets recorded in each of the Company's subsidiaries based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. The methodology used by management to determine the amount of deferred tax assets that are more likely than not to be realized is based upon the Company's recent earnings and estimated future taxable income for approximately the next twelve months. Management believes that it is more likely than not that the Company will not realize a portion of its deferred tax assets and, accordingly, a valuation allowance of $8,824,000 has been established for such amounts at March 31, 1997. At March 31, 1997, the Company had tax credit carryforwards for U.S. federal and state purposes of approximately $7,662,000 which expire through 2011.

     The expected tax provision (benefit) at the weighted average rate is generally calculated using pre-tax accounting income (loss) in each country multiplied by that country's applicable statutory tax rates. A provision has not been made for additional taxes on undistributed earnings of foreign subsidiaries of approximately $11,139,000 at March 31, 1997, because such earnings are considered to be indefinitely reinvested. The difference between the provision for income taxes and the expected tax provision (benefit) at the weighted average tax rate is reconciled as follows:

                                                                                       YEAR ENDED MARCH 31,
                                                                                 ---------------------------------
                                                                                   1997        1996         1995
                                                                                 -------     --------     --------
                                                                                         (IN THOUSANDS)
Expected tax provision (benefit) at weighted average rate.................       $ 5,744      $ 1,455     $ (4,331)
Permanent differences.....................................................           192          124          163
Net operating losses utilized.............................................        (1,569)        (768)          --
Tax credits utilized......................................................          (590)          --           --
Change in estimate........................................................           579           --           --
Increase (decrease) in valuation allowance................................        (2,464)         306        5,306
Other ....................................................................          (122)         (76)          32
                                                                                 -------      -------      -------
Total provision for income taxes..........................................       $ 1,770      $ 1,041      $ 1,170
                                                                                 =======      =======      =======

     Changes in estimated taxes payable during the year ended March 31, 1997 related primarily to an accrual for certain taxes that management now believes are likely to be paid based upon ongoing discussions with tax authorities in connection with having closed one of the Company's operations in Asia during fiscal 1996.


NOTE 9 -- COMMITMENTS AND CONTINGENCIES:

     The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company's option and usually include escalation clauses linked to inflation.

     Future minimum annual rentals at March 31, 1997 are as follows (in thousands):

          Year ending March 31,
              1998..........................................      $1,780
              1999..........................................       1,464
              2000..........................................       1,466
              2001..........................................       1,321
              2002 and thereafter...........................       5,479
                                                                 -------
                                                                 $11,510
                                                                 =======

     Rent expense amounted to $1,900,000, $1,100,000, and $700,000 during the years ended March 31, 1997, 1996, and 1995, respectively.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. The Company has not previously paid any such VAT on its exported Chinese manufactured products. The Company is in discussion with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT would not be applied to the Company. The Company therefore believes this matter will not have a material adverse effect on the Company's results of operations. Were the VAT to be applied to the Company, the Company could incur a significant charge to operations, as well as an increase in its cost of goods sold. As a result, the Company would seek to mitigate the future effect by reorganizing its operations in China. There can be no assurance that any application of the VAT to the Company would not have a material adverse effect on the Company's current or future results of operations, or that the Company's efforts to mitigate any impact of the VAT would be successful.

     The Company is involved in various legal actions and claims. In the opinion of management, the future settlements of such actions and claims will not have a material adverse effect on the Company's financial position or results of operations.


NOTE 10 -- RESTRUCTURING AND OTHER CHARGES:

     During fiscal 1995, the Company recorded a restructuring charge of $8,896,000. The restructuring charge included $3,161,000 in connection with discontinuing certain manufacturing activities in the U.S. and Ireland, $1,890,000 relating to the write-off of assets associated with product lines to be phased out, and $3,845,000 for a reduction in global work force. The charge associated with the work force reduction primarily represents severance payments associated with personnel reductions of approximately 500 positions, the majority of which were manufacturing.

     Substantially all amounts associated with discontinuing certain manufacturing activities and product lines were incurred by March 31, 1995. Approximately 60% of the planned work force reduction was completed at March 31, 1995, with the remainder of the reductions completed by December 31, 1995.


NOTE 11 -- INTEREST AND OTHER INCOME (EXPENSE):

                                                                                        YEAR ENDED MARCH 31,
                                                                                  -------------------------------
                                                                                    1997        1996         1995
                                                                                  -------     -------      -------
                                                                                           (IN THOUSANDS)
Interest income.............................................................      $ 1,191      $   518     $   637
Interest expense............................................................       (1,943)      (2,822)     (1,934)
                                                                                  -------      -------     -------
Interest income (expense), net..............................................      $  (752)     $(2,304)    $(1,297)
                                                                                  =======      =======     =======

Exchange gains (losses), net................................................       $2,727      $ 1,190     $(6,740)
Gain on sale of investment..................................................           --           --         901
Other, net..................................................................         (422)         557        (503)
                                                                                  -------      -------     -------
Other income (expense), net.................................................       $2,305       $1,747     $(6,342)
                                                                                  =======      =======     =======

     Other, net includes rental income of $228,000, $1,437,000, and $1,440,000 for the years ended March 31, 1997, 1996, and 1995, respectively, while the related rental expense amounted to $0, $894,000, and $632,000 respectively.

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In fiscal 1994, the Company sold the majority of its interest in Advanced Gravis Computer Technology Ltd. ("Gravis) realizing a gain of $12,237,000. The Company's remaining interest in Gravis was sold during fiscal 1995, realizing a gain of $901,000.


NOTE 12 -- GEOGRAPHIC INFORMATION:

     The Company operates in one business segment, which is the design, production and marketing of computer peripherals and software products designed to enhance personal computer usability. Inter-area sales are recorded at amounts which approximate market.

     The following table summarizes financial information by geographic area (in thousands):


                                                                              NORTH
                                                 EUROPE        FAR EAST       AMERICA    ELIMINATIONS    CONSOLIDATED
                                               ---------      ---------      ---------   ------------    ------------
YEAR ENDED MARCH 31, 1997
-------------------------
Sales to unaffiliated customers.........       $ 151,648      $  64,138      $ 197,930    $       --      $  413,716
Inter-area sales........................           8,640        186,326          9,128      (204,094)             --
                                               ---------      ---------      ---------    ----------      ----------
Total net sales.........................       $ 160,288      $ 250,464      $ 207,058     $(204,094)     $  413,716
                                               =========      =========      =========    ==========      ==========
Operating income........................       $   8,335      $   6,919      $  10,875     $  (4,852)     $   21,277
                                               =========      =========      =========    ==========      ==========
Identifiable assets.....................       $ 184,205      $ 113,226      $  73,984     $(190,546)     $  180,869
                                               =========      =========      =========    ==========
Corporate assets........................                                                                      35,554
                                                                                                          ----------
Total assets............................                                                                  $  216,423
                                                                                                          ==========
YEAR ENDED MARCH 31, 1996
-------------------------
Sales to unaffiliated customers.........       $ 129,917      $  60,024      $ 165,102    $       --      $  355,043
Inter-area sales........................          14,377        188,719          3,691      (206,787)             --
                                               ---------      ---------      ---------    ----------      ----------
Total net sales.........................       $ 144,294      $ 248,743      $ 168,793    $ (206,787)     $  355,043
                                               =========      =========      =========    ==========      ==========
Operating income........................       $   5,855      $   2,546      $   7,658    $   (6,268)     $    9,791
                                               =========      =========      =========    ==========      ==========
Identifiable assets.....................       $ 233,054      $  98,772      $  63,113    $ (222,068)     $  172,871
                                               =========      =========      =========    ==========
Corporate assets........................                                                                       8,450
                                                                                                           ---------
Total assets............................                                                                   $ 181,321
                                                                                                           =========

YEAR ENDED MARCH 31, 1995
-------------------------
Sales to unaffiliated customers.........       $ 117,015      $  46,495      $ 139,303    $      --       $  302,813
Inter-area sales........................          34,748        115,863         11,000      (161,611)             --
                                               ---------      ---------      ---------    ----------      ----------
Total net sales.........................       $ 151,763      $ 162,358      $ 150,303    $ (161,611)     $  302,813
                                               =========      =========      =========    ==========      ==========
Operating income (loss).................       $  (1,319)     $   1,743      $  (6,338)   $   (4,652)     $  (10,566)
                                               =========      =========      =========    ==========      ==========
Identifiable assets.....................       $ 220,278      $  96,209      $  76,635    $ (208,050)     $  185,072
                                               =========      =========      =========    ==========
Corporate assets........................                                                                      12,277
                                                                                                          ----------
Total assets............................                                                                  $  197,349
                                                                                                          ==========

                           LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Substantially all of the Company's manufacturing operations are located in Suzhou, China, and Hsinchu, Taiwan. These operations could be severely impacted by national or regional political instability in China, including instability which may occur in connection with a change in the current leadership in China, by evolving interpretation and enforcement of legal standards, by strains on the Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other events. Fluctuations in exchange rates between the U.S. dollar and the Chinese renminbi or the Taiwanese dollar may also adversely affect the Company's results of operations.

                               QUARTERLY SUMMARY
                                  (UNAUDITED)

                                                                   THREE MONTHS ENDED,
                                   ---------------------------------------------------------------------------------------
                                   MAR. 31,   DEC. 31,     SEPT.     JUNE 30,    MAR. 31,   DEC. 31,    SEPT.     JUNE 30,
                                     1997       1996     30, 1996      1996       1996       1995      30, 1995     1995
                                   --------   --------   --------    --------   ---------   --------   --------   --------
                                                       (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Net sales....................... $   108.3  $   128.8  $    92.2    $   84.4  $    92.9  $    99.8  $    84.7  $    77.6
Gross profit....................      32.2       38.1       27.4        25.2       25.8       26.6       22.4       21.0
Operating expenses:
    Marketing and selling.......      14.4       15.5       12.8        12.0       12.6       12.4       10.6       10.1
    Research and
       development..............       7.7        6.8        5.6         6.4        6.2        5.0        5.0        4.4
    General and
       administrative...........       5.3        5.4        4.8         4.9        6.1        4.9        4.2        4.5
                                    ------     ------     ------      ------     ------     ------     ------     ------
    Total.......................      27.4       27.7       23.2        23.3       24.9       22.3       19.8       19.0
Operating income................       4.8       10.4        4.2         1.9         .9        4.3        2.6        2.0
Net income......................      $4.7      $10.5       $3.4        $2.4       $1.6       $3.3       $2.3       $1.0
Weighted average registered
   shares and equivalents....... 1,725,228  1,746,555  1,766,405   1,772,774  1,742,952  1,733,633  1,723,021  1,719,744
Net income per share............ $    2.73  $    5.97  $    1.94   $    1.38  $     .92  $    1.93  $    1.31  $     .60
Net income per ADS*............. $     .27  $     .60  $     .19   $     .14  $     .09  $     .19  $     .13  $     .06

     *Net income per ADS represents net income divided by the proforma conversion of each weighted average registered share and equivalent into 10 ADS's.


     The following table sets forth certain quarterly financial information as a percentage of net sales:

                                                           THREE MONTHS ENDED,
                        ---------------------------------------------------------------------------------------
                         MAR. 31,   DEC. 31,    SEPT.      JUNE 30,    MAR. 31,   DEC. 31,   SEPT.     JUNE 30,
                          1997       1996      30, 1996      1996       1996       1995     30, 1995     1995
                        --------    -------    -------     -------     -------    -------   --------   ---------
Net sales ..............  100.0%     100.0%     100.0%     100.0%      100.0%     100.0%      100.0%      100.0%
Gross profit ...........   29.7       29.6       29.7       29.9        27.8       26.7        26.4        27.0
Operating expenses:
    Marketing and
       selling..........   13.3       12.0       13.9       14.2        13.6       12.5        12.5        13.0
    Research and
       development......    7.1        5.2        6.1        7.5         6.7        5.0         6.0         5.7
    General and
       administrative...    4.9        4.2        5.2        5.9         6.5        4.9         4.9         5.7
                          -----      -----      -----      -----       -----      -----       -----       -----
    Total ..............   25.3       21.4       25.2       27.6        26.8       22.4        23.4        24.4
Operating income .......    4.4        8.2        4.5        2.3         1.0        4.3         3.0         2.6
Net income .............    4.3%       8.2%       3.7%       2.9%        1.7%       3.3%        2.7%        1.3%