Form 20-F
period 1998-03-31
LOGITECH INTERNATIONAL SA
filed 1998-06-29
CIK 1032975

================================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 20-F

                               ---------------

                          ANNUAL REPORT PURSUANT TO
                           SECTION 13 OR 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended March 31, 1998

                         LOGITECH INTERNATIONAL S.A.
           (Exact name of Registrant as specified in its charter)

                               ---------------

                               NOT APPLICABLE
               (Translation of Registrant's name into English)

                         Canton of Vaud, Switzerland
               (Jurisdiction of incorporation or organization)

                               ---------------

                         LOGITECH INTERNATIONAL S.A.
                             Apples, Switzerland
                              C/O LOGITECH INC.
                              6505 KAISER DRIVE
                          Fremont, California 94555
                               (510) 795-8500
        (Address and telephone number of principal executive offices)

                               ---------------


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


The number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 1998 was 2,001,688 registered shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                [X]   Yes             [_]   No

Indicate by check mark which financial statement item the registrant has elected to follow.

     [_]  Item 17       [X]  ITEM 18

================================================================================

                               TABLE OF CONTENTS


Part I                                                                                             Page
------                                                                                             ----
Item 1.     Description of Business..............................................................     3
Item 2.     Description of Property..............................................................    16
Item 3.     Legal Proceedings....................................................................    16
Item 4.     Control of Registrant................................................................    18
Item 5.     Nature of Trading Market.............................................................    19
Item 6.     Exchange Controls and Other Limitations Affecting Security Holders...................    20
Item 7.     Taxation.............................................................................    20
Item 8.     Selected Financial Data..............................................................    22
Item 9.     Management's Discussion and Analysis of Financial Condition and Results of Operations    24
Item 10.    Directors and Officers of Registrant.................................................    31
Item 11.    Compensation of Directors and Officers...............................................    33
Item 12.    Options to Purchase Securities from Registrant or Subsidiaries.......................    33
Item 13.    Interest of Management in Certain Transactions.......................................    33

Part II
-------

Item 14.  Description of Securities to be Registered.............................................    33

Part III
--------

Item 15.  Defaults Upon Senior Securities........................................................    33
Item 16.  Changes in Securities and Changes in Security for Registered Securities................    33

Part IV
-------

Item 17.  Financial Statements...................................................................    33
Item 18.  Financial Statements...................................................................    33
Item 19.  Financial Statements and Exhibits......................................................    34

Signatures.......................................................................................    35
Consolidated Financial Statements................................................................   F-1

  In this document, unless otherwise indicated, references to the "Company" or "Logitech" are to Logitech International S.A., its consolidated subsidiaries and predecessor entities.

  (C) 1998 Logitech. All rights reserved. Logitech, the Logitech logo, and the Logitech products referred to herein are either the trademarks or the registered trademarks of Logitech. All other trademarks are property of their respective owners.

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

OVERVIEW

  Logitech is a leader in the design, manufacture and marketing of a variety of computer interface devices. These include input and pointing devices such as 2D, 3D and cordless mice, trackballs, touchpads and keyboards; control devices for entertainment such as joysticks, gamepads and 3D game controllers; and imaging devices such as color digital video cameras.

  Over the past 17 years, Logitech has provided consumers with a natural and intuitive bridge between the sensory rich analog world and the digital realm of the personal computer ("PC"). The Company's products provide user-centric solutions that are comfortable, easy to install and easy to use, and are combined with integrated software for seamless compatibility. The Company's products are designed as an extension of a computer user's natural senses, appealing to the way people want to work, communicate and play, and allowing users to customize and personalize their computing environment for a more natural man-machine interface.

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

RECENT DEVELOPMENTS

  In December 1997, the Company sold its scanner product line to Storm Technology, Inc. ("Storm"). The Company decided to dispose of its scanner product line because of fundamental changes in the scanner market. The market had evolved from one driven by new technology and innovation, where Logitech was a leader, to one driven by cost, with prices dropping steeply. In addition, unit growth has been dominated by flatbed scanners, where Logitech was a new entrant in the market, rather than by color sheetfed scanners where Logitech was the leader. This transaction will allow Logitech to focus on its control device product line and pursue new opportunities in emerging areas such as digital video cameras.

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

INDUSTRY BACKGROUND

  One of the primary challenges facing the PC industry has been to bridge the digital world of computing and the analog world of computer users by creating a natural man-machine interface. The growth in processing power, communications bandwidth and digital content have created compelling reasons to purchase home PCs. However, this brings new challenges as users struggle to effectively input, access and control the many forms of digital data in a simple and intuitive manner. Despite advances in design and function, setting up and using a PC often requires users to adapt their natural way of thinking and working to fit the computer. For example, when attaching new devices to a PC, the user is confronted with a limited number of ports, the need to ensure hardware and software compatibility, and ultimately a workspace cluttered with wires and cords. This contrasts with the setup and use of more widespread consumer electronics devices which have gradually adapted to become more user-friendly. The Company believes that as computer usage continues to become more widespread, trends established in the consumer electronics market, such as brand identity, affordability, ease-of-use and installation, as well as visual appeal, are rapidly becoming important components in home computer purchase decisions.

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

  As the power and flexibility of the PC has evolved, so has the ability to communicate among PCs. Powerful PCs, capable of connecting their users to a wide variety of digital information via the Internet, are commonplace in many households. At the same time, the definition of the PC is changing as devices with integrated television and communications capabilities are blurring the line between computer and consumer appliance. This convergence of technologies is also expanding the functionality of common appliances, from the television to the telephone, creating compelling reasons for individuals to purchase and upgrade home computers.

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

THE LOGITECH SOLUTION

  Logitech provides consumers with a natural and intuitive bridge between the sensory rich analog world and the digital realm of the PC. The Company's human interface products provide user-centric solutions that are comfortable, easy to install and easy to use, and are combined with integrated software for seamless compatibility. The Company's products are often the most frequent point of physical interaction between consumers and their appliances. As such, the richness of the man-machine interface experience is an important element of overall user satisfaction. The Company's products are designed to be an extension of a computer user's natural senses, appealing to the way people want to work, communicate and play, and allowing users to customize and personalize their computing environment for a more natural interface between man and machine.

  Over the past 17 years, the Company has established itself as a leading designer, manufacturer and marketer of computer control devices. Building on this leadership position, the Company capitalized on the growth in personal computing by expanding its product lines. The Company offers a wide range of control devices, from cordless mice to 3D game controllers to remote controls. The Company's imaging solutions include color digital cameras. The Company has continually focused on the improvement and refinement of its products to enable the expansion of PC functions, broadening the bridge between human analog inputs and the digital realm of the computer.

  Logitech's human interface devices have long been at the forefront of technological innovation. In control devices, the Company pioneered optical sensing technology with the opto-mechanical mouse in 1982 and cordless connectivity with the cordless mouse in 1984. The Company is one of only a few manufacturers of optical trackballs in the world. In imaging solutions, the Company was among the first to market the digital still camera in 1991, the full-color handheld scanner in 1992 and the personal color sheetfed scanner in 1995. In addition, recognizing the limitations of many connectivity methods, the Company has continually embraced new connectivity standards, particularly those that contribute to increased ease of use for users. For example, Logitech was early to recognize the importance of the Universal Serial Bus ("USB"), demonstrating the first working USB device at Comdex in Fall 1995, and continues to devote significant product development resources to the migration of its product offerings to the USB standard.

The Company believes the following to be among its key competitive strengths:

* Substantial Technical Expertise. The Company has accumulated significant expertise in the key engineering disciplines that underlie its products. For instance, Logitech's engineers have continuously enhanced motion-encoding technology for control devices over several distinct generations. Many of these technologies have applications across multiple product offerings, allowing the Company to leverage its accumulated technology investment.

* Retail Brand and Distribution. The Company believes the Logitech brand name and product designs are recognized worldwide as symbols of product quality, innovative design and price performance. Furthermore, the Company believes that in the consumer market, brand identity and brand awareness are important components of the purchase decision. Logitech's strong brand has enabled it to build an extensive retail distribution network and obtain critical shelf space. The Company believes that as the PC market becomes more competitive, access to shelf space will increasingly become a competitive factor.

* Volume Manufacturing Capability. The Company believes its established manufacturing capabilities are a significant competitive advantage. The Company has been building its Far East manufacturing presence for more than ten years and its ISO 9000-certified manufacturing facilities are currently producing over 35 million units per year. As a result, Logitech has been able to maintain strict quality process controls and has realized significant cost efficiencies. Manufacturing expertise extends beyond production to include logistical support, just-in-time supply and process engineering.

* Strong OEM Relationships. The Company has long-established relationships with large original equipment manufacturer ("OEM") customers and currently sells to 18 of the 20 largest PC manufacturers in the world. Logitech is often the primary supplier for these products and its engineering and design staff works collaboratively with OEM customers on the design of future products. The Company believes its OEM relationships provide it with valuable insight into the future of the computer marketplace and technological trends.

* Industrial Design Excellence. The Company believes that its ability to produce world-class, user-centric, industrial designs through the integration of in-house and external design resources sets it apart from its competitors. The Company has received many awards for product design and innovation, including a winner in quality for Germany's ComputerBild magazine, the Hanover Seal of Quality for Design Excellence award in 1998 in Germany, Certificate of Merit in Consumer Product Design from the Federation of Hong Kong Industries, awards from the Premio Sman show in Italy.

* Global Resources. Logitech is an internationally-minded company capable of drawing upon the strengths of its various cultures and locations. With centers in Europe, the United States and Asia, the Company has access to leading technology, markets, personnel and ideas from around the world. The Company believes that by fostering a strong international culture, it will be able to capitalize on the emergence of a worldwide PC marketplace by meeting the needs of customers in many countries.

  BUSINESS STRATEGY

  Logitech's objective is to become the leading provider of human interface devices in the growing mass consumer market. As computing, communications and consumer electronics continue to create new product categories, the Company intends to provide affordable, user-friendly interface solutions, supplying consumers with maximum comfort and control. Logitech intends to meet these objectives by capitalizing on its technological innovations, brand image, customer relationships and manufacturing capabilities.

  The Company's strategy includes the following key elements:

  Develop Products for Mass Consumer Markets

  The home PC market is one of the fastest growing segments in the mass PC market. In addition to an increase in the number of home computers, Logitech also foresees an increase in the number of add-on devices per PC. The Company is focusing its development efforts on home PC users in order to address the widest possible market and will use its established brand recognition to optimize user-centric design, retail and OEM distribution channels, and volume manufacturing capabilities for increased market penetration.

  Enhance and Leverage the Logitech Brand

  The use of Logitech-branded devices on millions of desktops worldwide reinforces familiarity and brand recognition with consumers. Over the past year, the Company has invested significant time and resources in defining its brand personality by initiating a strong emphasis on brand marketing, establishing and staffing product marketing initiatives, and developing a cohesive retail packaging system. In addition, recognizing the central role of its logo in creating visual brand awareness, Logitech introduced an updated version of its logo during this same period. The Company plans to continue to invest in and protect its brand identity while expanding brand awareness. The Company enjoys a strong and growing brand presence in more than 15,000 retail outlets located in over 100 countries.

  Leverage OEM Relationships

  Logitech's OEM business is the foundation of the company's success. The close relationship between the Company and its OEM customers results in early insight into emerging industry trends. Logitech's OEM customer base includes most of the world's largest PC manufacturers. The Company excels in high-volume manufacturing with tight quality control, worldwide distribution and logistics, and the ability to leverage its infrastructure under changing demand conditions.

  Continue Technological Innovation

  Logitech will continue to devote considerable resources, both internally and through partnerships, to maintain its track record for technological innovation, focusing on developments that will make the interface more productive, natural and enjoyable.

  Examples of this include devices which provide for enhanced realism by incorporating force feedback or 3D. In April 1998, the Company purchased a 10% interest in Immersion Corporation in force feedback technology. Further, in June 1998, the Company purchased a 49% interest in Space Control GmbH, with an option, under certain conditions, to acquire the remaining shares. Logitech believes that Space Control, GmbH has leading technology in 3D control devices.

  Logitech also continues to pursue and further develop other technologies to enhance the consumer appeal of its product offerings, including radio frequency cordless devices which allow for more freedom and flexibility, and optical rather than mechanical sensing for low maintenance and greater precision.

  More broadly, Logitech believes that the USB (Universal Serial Bus) interface standard, which has now become enabled via the release of Windows 98, will change the way new devices interface with PCs. USB is designed to enable true "plug-and-play" attachment for up to 127 devices per PC via this port. The Company has made, and continues to make, a major commitment to developing products that conform to the USB standard; in fact, Logitech was the first company in the world to develop a working USB product.

PRODUCTS

  Logitech's product lines include control devices and imaging solutions. These human interface devices are designed as integrated hardware and software solutions to provide a seamless interface between man and machine.

  Approximately 90% of the Company's net sales for fiscal 1998 were derived from the sale of control devices. Control devices are expected to continue to account for the majority of net sales for the foreseeable future. The Company's imaging solutions include color digital video cameras and, until December 1997, color personal scanners. To date, sales of the Company's imaging solution products have been relatively limited and have not yet achieved significant market acceptance. Many of the announced competitors for one or more of these products have stronger brand names, more extensive retail channel coverage, deeper consumer knowledge and experience, and greater resources. Net sales and gross margins of the Company's imaging solution products may be less predictable or less favorable than its experience with control devices. In addition, the Company has limited experience in the design, development, manufacture, marketing and support of these products. These products are based on different technologies and additional manufacturing processes, and there can be no assurance that the Company will be successful in this new market.

  The Company's products include:

  Control Devices

  From its roots in computer mice, the Company's control devices have expanded to include a wide range of products such as trackballs and touchpads, joysticks, 3D controllers for both professional and entertainment and keyboards. During calendar year 1997 the Company shipped its one hundred and fifty millionth mouse. The Company's control device product families are summarized below.

* Mice. Logitech offers many varieties of mice, sold through both OEM and retail channels. For example, the MouseMan+ Wheel Mouse retail mouse is designed with curves, slopes and buttons to better fit the user's hand and features three finger-operated buttons, including a middle wheel for easy scrolling and zooming, plus a thumb button. The MouseMan Cordless incorporates a radio link to transmit data to the host computer. All retail models are bundled with MouseWare software, enabling users to program mouse buttons for specific tasks and to personalize other mouse operations. In addition to retail mouse models, the Company also sells mice, such as the S34 mouse, designed specifically for OEM customers.

* Trackballs. Logitech's trackballs are designed as standalone retail products and as components intended to be integrated by OEMs into notebook computers or desktop keyboards. The Company's retail trackballs are available in a variety of form factors with mechanical or optical sensors and corded or cordless versions. For example, the TrackMan Marble family incorporates a patented optical sensing technology for reliable operation without having to regularly clean grease or dust buildups. The TrackMan Live! is a cordless, radio controlled handheld trackball device engineered for computer-based presentations.

* 6DOF Controller. The Company's line of Magellan 6DOF controllers is used primarily for three-dimensional computer-aided design applications and permits rotation around any of three axes for six degrees of freedom. In addition, with the increased processing power of today's PCs, a number of game developers are developing games which require up to six degrees of freedom to play. The Company has extended the functionality of its Magellan 6DOF controller to accommodate these new game applications as well as emerging Internet applications.

* Touchpads. Logitech's touchpads are designed to be integrated by OEMs into notebook computers and desktop keyboards. The Company's touchpad incorporates proprietary technology that allows the user to control the cursor through finger movement on the touchpad and the replication of mouse button functions with the use of an additional finger.

* Joysticks. Logitech offers WingMan, WingMan Extreme and WingMan Extreme Digital joysticks for air combat, adventure, flight simulator, racing and other games. Each has a distinctive industrial design with a sculpted grip to fit the user's hand. In May, the Company announced WingMan Force joystick, a next generation game controller scheduled for shipment in the fall of 1998.

* 3D Game Controllers. The Company's CyberMan 2 product offers revolutionary navigation and precision in 3D game environments. Using technology originally developed to manipulate robots during NASA space missions, CyberMan 2 provides freedom of control in any direction, responding to smooth, natural movement of the right hand and fingertip commands on the left.

* Gamepads. Logitech gamepads are designed with features similar to those used with dedicated game platforms, and are primarily for use with sport and fighting style games such as NHL Hockey and Mortal Combat. The gamepads are designed to be comfortable for extended play periods.

* Keyboards. The Company's Cordless Desktop combines a cordless keyboard with a three button cordless MouseMan Pro. Recently, two corded keyboards the Deluxe 104 and the Internet Keyboard were added to the Company's family of elegantly designed retail keyboards. Additional models will be released before year-end.

  Imaging Solutions

The Company's imaging solution products currently consist of color digital video cameras. Specifically, the product that is shipping is a digital video camera for Silicon Graphics, Inc., for bundling with Silicon Graphics "Indy" workstation. This camera enables video conferencing, videomail and still photography. The Company continues to invest in imaging solutions.

TECHNOLOGY

  Logitech products are sophisticated systems that combine multiple engineering disciplines--mechanical, optical, electrical, software--and incorporate both cognitive and physiological elements in user-centric industrial designs. These systems share common design elements, including: sensors to detect and encode motion, images, sound or other analog data into electrical signals; custom ASICs; microcontrollers to convert and process signals received from the sensor; a communications subsystem to exchange signals with an attached computer; and a suite of driver, utility and user interface software modules. The Company believes these software modules complete a seamless user-centric solution for information input, access and control. Logitech's products incorporate the following principal technologies:

* Sensors and Encoders. The Company's sensors and encoders transform analog motion and images into electrical signals. For example, Logitech's patented TrackMan Marble product utilizes an optical trackball sensor, greatly improving trackball accuracy and durability. Trackball motion results in a shift in the speckled pattern imprinted on the ball, which is detected by an optical sensing system. Similarly, Logitech's digital cameras utilize optical sensors to detect colors, shapes and other image attributes and convert these attributes into electrical signals. Through a variety of sophisticated sensing and encoding techniques, Logitech has been able to reduce the number of circuits required in its mouse products, thereby lowering product manufacturing costs and improving reliability.

* Signal Processing Algorithms. Logitech engineers employ sophisticated signal processing algorithms across many product lines to compute spatial displacements, enhance color image quality and compress or format data for transmission. For example, in the Company's color video cameras, signal processing algorithms are used for color extraction, image enhancement and data compression.

* Application Specific Integrated Circuit Design. The Company has developed in-house expertise in the design and testing of custom integrated circuits. In particular, Logitech has dedicated design professionals skilled in the development of mixed mode analog and digital circuits on one or multiple chips. For example, Logitech's touchpad pointing device senses changes in electrical capacitance, which is processed in both analog and digital forms on a single custom ASIC. Similarly, custom circuits in the Company's video camera are used to enhance video images. The Company owns a library of ASIC designs, which can be adapted for use in multiple products.

* Power Management. The Company's products utilize advanced power management including techniques pioneered by Swiss watch manufacturers. Cables connected to separate power supplies are inconvenient in the case of desktop products such as pointing devices, and impossible in the case of cordless devices such as remote controls. Consequently, the Company believes low power consumption is an essential product attribute for the consumer marketplace. In addition, with up to 127 devices potentially drawing power from a single USB port, the Company believes its power management expertise will be particularly important for the next generation of USB products.

* Radio Frequency Design. The Company has been at the forefront in the development and supply of low band-width, low power radio frequency ("RF") technology for use over short distances. The Company is focusing its current cordless development efforts primarily on RF devices, but has also developed infrared products. As the functionality of the PC converges with televisions, VCRs and other consumer devices, Logitech believes consumers will demand the ability to control their PC from a distance. Logitech's remote controls enable consumers to control PCs equipped with TV tuners, CD-ROM drives, answering machines and other consumer features. The Company has also developed a protocol which will allow multiple cordless devices to be used interchangeably.

* Software Design. The Company believes that software plays an important role in enhancing the functionality of its products. Accordingly, Logitech has consistently emphasized the design and integration of user-friendly software applications across its control device and imaging solution product lines. Moreover, the Company has realized cost reductions in the hardware component of certain products by improving the corresponding software. Currently, the Company is designing and developing software for future USB and RF products.

RESEARCH AND DEVELOPMENT

  The Company believes that continued investment in product research and development is critical to its continued success. The Company's international structure provides certain advantages and synergies to its overall product development efforts. Logitech's product research and development activities are conducted at three engineering centers located in Fremont, California, Romanel-sur-Morges, Switzerland and Hsinchu, Taiwan. As of March 31, 1998, the Company employed a total of 201 employees in research and development.

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

  The Company is continually developing new products and enhancements to existing products. Across all product lines, the Company is devoting significant research and development resources to extending its cordless and USB capabilities. Within the control device product line, development efforts are directed at enhancements in the functionality of such products, including an integrated roller mechanism for use with Office 97 and Windows 98, 3D mice and 6DOF game controllers. In the imaging solution product line, the Company is currently working on a second generation version of its digital camera with USB connectivity to capitalize on both OEM and retail opportunities created by the convergence of computing and communications. The development of new, technologically-advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. Failure by the Company to anticipate or respond adequately to changing market conditions, or significant delays in product development or introduction, could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's research and development expenses for fiscal years 1998, 1997 and 1996 were $27.8 million, $26.5 million, and $20.7 million. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

MARKETING, SALES AND DISTRIBUTION

  The primary end-user markets for Logitech mice, trackballs and other pointing devices are consumer, small office and home office ("SoHo"), and, through its OEM customers, corporate. The primary end-user market for Logitech entertainment devices, such as joysticks and gamepads, is consumers. The Company expects the primary end-user markets for its digital video cameras to develop initially among SoHo users and corporate buyers and eventually among consumers. Logitech's primary end-user markets are in North America, Europe and Asia. However, it also markets its products in Australia, Latin America and other regions.

  Logitech builds awareness of its products and brand through targeted advertising, public relations efforts, in-store promotions and merchandising, a World Wide Web site and other efforts. It also develops knowledge of its end-users through customer feedback and market research, including focus groups, product registrations, end-user questionnaires, multi-client surveys and other techniques. Manufacturers of PCs and other products also receive customer feedback and perform end-user market research, which sometimes result in specific requests to the Company for specific products, features or enhancements.

  Logitech sells through many distribution channels, including OEMs, distributors and regional and national retail chains. In addition, the Company supports retail channels with distribution centers located in the United States, Europe and Asia. These centers perform final configuration of products and product localization with local language manuals, packaging, software diskettes and power plugs. Substantially all of the Company's products are manufactured at its facilities in China and Taiwan. As a result, a significant portion of its inventory may, at any point in time, be in transit to distribution centers.

  Products sold to OEMs are generally re-sold to end-users bundled with new PCs. Products sold through retail channels typically are re-sold to end-users who already own PCs. Consequently, retail channel sales are more dependent on the size of the installed base of PCs and to seasonal retail demand trends than to shipments of new PCs.

  Logitech sells to large OEM customers through a direct sales force and supports small OEM customers through distributors. Of the 20 largest PC manufacturers worldwide according to IDC, 18 are Logitech customers. These OEMs include:

      Acer Technologies, Inc.                 Legend Computer
      Apple Computer, Inc.                    Micron Computers, Inc.
      AST Research, Inc.                      NEC Corporation
      Compaq Computer Corp.                   Packard-Bell
      Dell Computer Corp.                     Samsung Electronics Company, Ltd.
      Digital Equipment Corporation           Siemens Nixdorf Information
      Fujitsu ICL, Inc.                         Systems, Inc.
      Hewlett-Packard Co.                     Toshiba Corp.
      International Business Machines Corp.   TRIGem Computer, Inc.
                                              Vobis Microcomputer AG

  In retail channels, Logitech's direct sales force sells to distributors and resellers. Its distributor customers typically resell products to retailers and small OEMs with which Logitech does not have a direct relationship. These distributors in the U.S. include Ingram Micro Inc., Merisel, Inc. and Tech Data Corporation, and in Europe include Computer 2000 and Ingram Micro.

  Logitech also sells to major retail chains, where it typically enjoys access to significant shelf space. These chains in the U.S. include Best Buy Co., Inc., Wal-Mart Stores, Inc., Office Depot, Inc. and CompUSA, Inc. and in Europe include Carrefour, Vobis and Dixons Stores Group PLC. No customer accounts for more than 10% of the Company's net sales.

  The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, due to its sales to large OEMs, distributors and high volume resellers, the Company maintains individually significant receivable balances with large customers. As of March 31, 1998, two customers represented 5.5% and 5.7% of total accounts receivable. The Company seeks to control its credit risk through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally does not require any collateral from its customers. If any of the Company's major customers were to default in the payment of its receivables owed to the Company, the Company's operating results could be materially adversely affected.

  The Company maintains sales offices or sales representatives in 17 countries, and throughout the United States.

  Net sales in fiscal 1998 in Europe, the Far East and North America were $145.1 million, $70.4 million and $174.8 million. Net sales in fiscal 1997 in Europe, the Far East and North America were $151.6 million, $64.1 million and $197.9 million. Net sales in fiscal 1996 in Europe, the Far East and North America were $129.9 million, $60.0 million and $165.1 million.

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

MANUFACTURING

  The Company's manufacturing operations consist principally of final assembly and testing. In fiscal 1995, the Company underwent a major restructuring in its manufacturing operations to reduce per unit production costs and significantly increase output capacities. Logitech's high-volume manufacturing is now located in Suzhou, China, where labor and overhead costs are significantly lower than in North America, Europe and Taiwan. When the Company moved its volume manufacturing from Taiwan to Suzhou, it also encouraged its Taiwanese suppliers to establish a manufacturing presence in the proximity of the Suzhou facility, helping to ensure consistent and reliable supply of quality components. The Suzhou facility was designed to allow significant production growth as well as flexibility in responding to changing demands for the Company's products. The Company continues to focus on improving the efficiency at the Suzhou facility, including a more efficient reconfiguration of the floor plan, the introduction of a "just-in-time" inventory control system and the implementation of total quality management and total employee involvement programs.

  New product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance and operations management are centralized in Hsinchu, Taiwan. Components are manufactured to the Company's specifications by vendors in Asia, the United States and Europe. Logitech also utilizes subcontractors to supplement internal capacity and to reduce volatility in production volumes. In addition, certain products, including keyboards and joysticks, are manufactured by third-party suppliers to the Company's specifications. In such cases, the Company performs final testing and product quality assurance prior to shipment. Retail product localization with local language manuals, packaging, software diskettes and power plugs is performed at distribution centers in the United States, Europe and Asia.

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

EMPLOYEES

  As of March 31, 1998, Logitech had a total of 2,669 permanent and temporary employees, of whom 201 were in research and development, 1,905 were in manufacturing and distribution, 257 were in marketing, sales and support, and 306 were in administration. Of the total number of employees, 344 were in North America, 206 were in Europe and 2,119 were in Asia. None of the Company's U.S. employees is represented by a labor union or subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights which include requirements similar to collective bargaining agreements. The Company believes that its employee relations are good.

  The Company's success depends to a significant degree on the continued contributions of the Company's management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Certain of the Company's senior management, including Guerrino De Luca, the Company's President and Chief Executive Officer, and other key personnel have recently joined the Company. The Company's success will depend in part on successful assimilation of these and other new employees. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, competition for whom is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

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

  In sales of control devices, the Company competes primarily with Alps, Kensington/Advanced Gravis, KYE/Mouse Systems, Microsoft, Mitsumi, Primax and Synaptics. In sales of imaging solutions, competitors include 3Com, Connectix, Creative Labs, Intel, Panasonic, Philips, and Sharp.

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

POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS; SEASONALITY

  The Company's operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including: the volume and timing of orders received during the quarter; the maturation of product lines; the timing of new product introductions by the Company and its competitors and their acceptance by the market; the impact of competition on the Company's average selling prices and operating expenses; the availability and pricing of components for the Company's products; inventory levels at the Company or in the distribution channels; changes in laws or regulations; changes in product or distribution channel mix; price protection charges; product returns from customers; deferrals of customer orders in anticipation of new products or otherwise; changes in technologies and their acceptance by the market; fluctuations in exchange rates; changes in the Company's strategy; changes in personnel; the performance of the Company's suppliers and third-party product manufacturers; the availability of key components; and general economic conditions. Many of these factors are beyond the Company's control. In addition, due to the short product life cycles inherent in the Company's markets, the Company's failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

  The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, the Company has operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, the Company generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of the Company's products are manufactured in Asia, and the Company relies on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact the Company's results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs.

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

DISTRIBUTION

  The Company sells its products through a domestic and international network of distributors, resellers and OEM customers, and the Company's success is dependent on the continued viability and financial stability of its customer base. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. The Company's distributor and reseller customers generally offer products of several different companies, including products competitive with the Company's products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, and may reduce their efforts in selling the Company's products. The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT RETURN RISKS

  Like other manufacturers of consumer products, the Company is exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of the Company's assistance in balancing inventories. In addition the Company offers price protection to its distributors and retailers. A portion of the Company's net sales may result in increased inventory at its distributors and resellers. As a result, historical net sales may not be indicative of future net sales. Overstocking by Logitech's distributors and retailers may lead to higher than normal returns. The short product life cycles of certain of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. Although Logitech believes that it has provided adequate allowances for projected returns, from time to time it has experienced return levels in excess of its accruals and no assurance can be given that such accruals will be sufficient for actual returns in future periods. In addition, there can be no assurance that the accruals for price protection will be sufficient, or that any future price changes will not have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Description of Business--Customer Service and Technical Support".

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

ITEM 2.    DESCRIPTION OF PROPERTY

  Logitech's operational headquarters are located in Fremont, California in a leased building comprising approximately 95,612 square feet. This facility is also occupied by Logitech's Americas Area headquarters, including research and development, product marketing, sales management, technical support and administration. The Company's Fremont lease expires in March 2006.

  Logitech's Europe Area headquarters are in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 28,590 square feet and includes research and development, product marketing, sales management, technical support, administration and certain Logitech group activities such as finance.

  Logitech's Asia Area headquarters are in a Company-owned 111,977 square foot facility in Hsinchu, Taiwan, and includes mechanical engineering, new product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance, marketing, sales and administration. The Hsinchu facility also serves as a distribution center for the Company. Logitech's high volume manufacturing is located in a Company-owned 253,716 square foot building in Suzhou, China.

  Logitech has major distribution centers in Union City, California, Nijmegen, the Netherlands and Hsinchu, Taiwan. The Union City facility is 86,496 square feet and is being leased by the Company until September 2000. The distribution center in Nijmegen is comprised of approximately 7,147 square feet and is subject to a lease due to expire in July 2000. The Company believes that its current facilities will be adequate for its needs for the foreseeable future.

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

  In December 1997, Logitech Inc. filed suit against KYE Systems Corp., KYE International Corp. and Mouse Systems Corp. in the United States Court, Eastern District of Texas, Texarkana Division, seeking damages and equitable relief based on allegations of patent infringement. In February 1998, Mouse Systems Corporation filed suit against Logitech Inc. in the United States District Court for the Northern District of California, seeking damages and equitable relief also based on allegations of patent infringement. Logitech Inc. believes that Mouse Systems Corporation's lawsuit is without merit and intends to defend it vigorously. However, there can be no assurances that this defense will be successful, or that any judgment in this lawsuit would not have a material adverse impact on the Company's business, financial condition and result of operations.

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

ITEM 4.    CONTROL OF REGISTRANT

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's registered shares as of June 1, 1998 by (i) each shareholder known by the Company to be the beneficial owner of more than ten percent of the Company's registered shares and (ii) all executive officers and directors as a group. To the knowledge of the Company, it is not directly or indirectly owned or controlled by any corporation or by any foreign government.

                                                                        SHARES
                                                                     BENEFICIALLY
NAME OF BENEFICIAL OWNER                                               OWNED(1)       PERCENTAGE(2)
------------------------                                            ---------------   -------------
Daniel Borel(3)                                                             240,605           12.5%
Pierluigi Zappacosta                                                        205,782           10.7%
All directors and executive officers as a group (9 persons)                 457,467           23.7%

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Registered shares subject to options or warrants that are currently exercisable or exercisable within 60 days after June 1, 1998 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2) Percentage ownership is calculated based on 1,929,213 registered shares issued and outstanding, which excludes 72,475 registered shares held in treasury.
(3) Includes 119,100 registered shares registered in the name of Sylviane Borel (Mr. Borel's wife), and 3,000 registered shares registered in the name of Mr. Borel's children. Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife.

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

                                                             PRICE PER REGISTERED SHARE
                                                  ------------------------------------------------
                                                     HIGH         LOW         HIGH         LOW
                                                  ------------  ---------    -------     ---------
                                                      CHF         CHF          $            $
Fiscal 1995:
 First quarter..................................        220.0       140.0      165.10       105.07
 Second quarter.................................        151.0       100.0      117.37        77.73
 Third quarter..................................        110.0        80.0       83.97        61.07
 Fourth quarter.................................        104.0        81.0       91.79        71.49
Fiscal 1996:
 First quarter..................................         86.0        73.0       74.69        63.40
 Second quarter.................................        136.0        83.0      117.65        71.80
 Third quarter..................................        128.0       111.0      110.92        96.19
 Fourth quarter.................................        145.0       104.0      121.88        87.42
Fiscal 1997:
 First quarter..................................        160.0       133.0      127.95       106.36
 Second quarter.................................        159.0       126.0      126.64       100.36
 Third quarter..................................        194.5       129.0      145.26        96.34
 Fourth quarter.................................        299.0       190.5      207.92       132.48
Fiscal 1998:
 First quarter..................................        276.0       241.0      188.78       164.84
 Second quarter.................................        270.0       208.3      186.52       143.89
 Third quarter..................................        270.0       223.0      184.68       152.53
 Fourth quarter.................................        243.0       205.5      159.63       134.99

  The Swiss Exchange is a private organization comprised of 53 members. As of December 31, 1997, 215 Swiss companies and 212 foreign companies were listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

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

AMERICAN DEPOSITARY SHARES

  On March 27, 1997, the Company consummated a public offering in the U.S. of 200,000 registered shares, represented by 2,000,000 ADSs. On April 25, 1997, the Company sold an additional 30,000 registered shares, represented by 300,000 ADSs pursuant to an option granted to the underwriters in the offering to cover over-allotments. Each ADS represents one-tenth of one registered share. As of June 1, 1998, there were approximately

2,001,688 registered shares issued and outstanding held by 2,056 holders of record. According to the records of the Bank of New York (the Depositary), as of June 1, 1998, there were approximately 989,600 ADSs issued and outstanding under the Deposit Agreement.

  The ADSs are traded on the Nasdaq National Market. The table below presents the high and low closing sales prices for ADSs on the Nasdaq National Market.

                                                                        HIGH          LOW
                                                                     -----------   -----------
Fiscal 1997:
 Fourth quarter (March 27 to March 31)............................        $16.25        $16.19
Fiscal 1998:
 First quarter...................................................         $19.00        $16.38
 Second quarter................................................           $18.88        $14.00
 Third quarter.................................................           $18.75        $15.00
 Fourth quarter.................................................          $16.75        $13.38

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

ITEM 8.    SELECTED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 20-F. The statement of operations data for the years ended March 31, 1998, 1997 and 1996 and the balance sheet data at March 31, 1998 and 1997 were derived from the audited consolidated financial statements of the Company included elsewhere in this Form 20-F. The statement of operations data for the years ended March 31, 1995 and 1994 and the balance sheet data at March 31, 1996, 1995 and 1994 were derived from audited consolidated financial statements not included herein.

                                                                              YEAR ENDED MARCH 31,
                                                -----------------------------------------------------------------------------
                                                     1998             1997             1996            1995            1994
                                                -------------    --------------   -------------    -------------   ----------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.....................................      $  390,227       $  413,716      $  355,043      $  302,813      $  329,941
Cost of goods sold............................         273,266          290,856         259,264         227,079         236,845
Gross profit..................................         116,961          122,860          95,779          75,734          93,096
Operating expenses:...........................
  Marketing and selling.......................          52,931           54,722          45,730          41,305          47,725
  Research and development....................          27,774           26,481          20,705          18,717          25,815
  General and administrative..................          19,944           20,380          19,553          17,382          23,518
                                                    ----------       ----------      ----------      ----------      ----------
  Restructuring and other (1).................              --               --              --           8,896           4,236
Operating income (loss).......................          16,312           21,277           9,791         (10,566)         (8,198)
Interest income (expense), net................          (1,592)            (752)         (2,304)         (1,297)         (1,417)
Other income (expense), net...................           2,222            2,305           1,747          (6,342)         11,983
                                                    ----------       ----------      ----------      ----------      ----------
Income (loss) before income taxes.............          16,952           22,830           9,234         (18,205)          2,368
Provision for income taxes....................          (1,496)          (1,770)         (1,041)         (1,170)           (983)
                                                    ----------       ----------      ----------      ----------      ----------
Net income (loss).............................      $   15,456       $   21,060      $    8,193      $  (19,375)     $    1,385
                                                    ==========       ==========      ==========      ==========      ==========
Net income (loss) per share (2):
  Basic.......................................           $8.19           $13.00           $5.03         $(11.80)           $.92
  Diluted.....................................           $7.82           $12.36           $4.99         $(11.80)           $.90
Shares used to compute
net income (loss) per share (2):
  Basic.......................................       1,888,232        1,620,326       1,630,029       1,642,177       1,509,477
  Diluted.....................................       1,977,057        1,703,696       1,640,616       1,642,177       1,543,483
Cash dividend per share (3)...................      $       --          $0.9623      $       --         $1.7945         $1.6768

                                                                                   MARCH 31,
                                                     ---------------------------------------------------------------------------
                                                          1998             1997            1996            1995           1994
                                                     --------------    -------------    -----------    ------------    ---------
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.....................      $   72,376       $   38,504      $   28,564      $   36,265      $   29,880
Total assets..................................         214,701          216,423         181,321         197,349         215,545
Long-term debt, net of current maturities.....           3,031            3,188           4,768           6,520          21,900
Convertible bond..............................              --               --              --              --          22,228
Shareholders' equity..........................         132,734          111,691          71,438          69,162          85,877

1) The 1995 restructuring charge relates to discontinuing manufacturing activities in the U.S. and Ireland, the write-off of assets for phased out product lines, and a reduction in global work force. The 1994 restructuring charge was to write-off remaining goodwill arising from an acquisition that was considered permanently impaired.
2)  See Note 3 of Notes to Consolidated Financial Statements.
3)  Dividends were declared in Swiss francs and translated into U.S. dollars.

EXCHANGE RATES

  Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of the registered shares on the Swiss Exchange and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa.

  The following table sets forth certain historical information with respect to the Noon Buying Rate for dollars expressed in Swiss francs per dollar.

                                                            AVERAGE(1)         HIGH            LOW        PERIOD END
                                                         ----------------  -------------  -------------  -------------
Fiscal 1992............................................     Chf 1.471        Chf 1.344      Chf 1.590      Chf 1.502
Fiscal 1993............................................         1.418            1.225          1.548          1.490
Fiscal 1994............................................         1.464            1.391          1.531          1.410
Fiscal 1995............................................         1.314            1.133          1.458          1.133
Fiscal 1996............................................         1.170            1.117          1.232          1.189
Fiscal 1997............................................         1.296            1.192          1.489          1.438
Fiscal 1998............................................         1.460            1.535          1.385          1.522

(1) Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This annual report to shareholders contains forward looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below.

OVERVIEW

  The Company was founded in Switzerland in 1981 and operated through a variety of related corporate entities until 1988. At that time, in connection with the Company's initial public offering in Switzerland, it was reorganized as a Swiss holding company, Logitech International S.A. The Company's operational headquarters are located in Fremont, California, with engineering centers in Fremont, Romanel-sur-Morges, Switzerland and Taiwan. Manufacturing operations are located in China and Taiwan, with distribution facilities in the United States, Europe and Asia.

  The Company's net sales are primarily derived from sales of two product lines, control devices and imaging solutions, and to a lesser extent from the sale of other products. Control devices include mice, trackballs, touchpads, joysticks, gamepads, 3D game controllers, keyboards and remote controls. Net sales of control devices have accounted for a substantial majority of the Company's total net sales. Imaging solutions include color digital video cameras and, until December 1997, color personal scanners. Other products include partner products, as well as product lines that are being phased out for strategic reasons.

  In December 1997, the Company sold its scanner product line to Storm Technology, Inc. ("Storm") for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. In addition, the Company entered into an agreement with Storm under which it will market and sell Storm products in Europe in 1998. Under the sales agreement, the Company continued to sell its remaining scanner inventory outside of Europe through February 15, 1998.

  The Company decided to dispose of its scanner product line because of fundamental changes in the scanner market. The market has evolved from one driven by new technology and innovation, where Logitech was a leader, to one driven by cost, with prices dropping steeply. In addition, unit growth has been dominated by flatbed scanners, where Logitech was a new entrant in the market, rather than by color sheetfed scanners where Logitech was the leader. This transaction will allow Logitech to focus on its profitable control device product line and pursue new opportunities in emerging areas such as digital video cameras.

  The following tables set forth net sales for each of the Company's product lines, and net sales for each product line as a percentage of total net sales:

                                                                            YEAR ENDED MARCH 31,
                                                             ----------------------------------------------------
                                                                  1998                1997             1996
                                                             ---------------     -------------    ---------------
                                                                              (IN THOUSANDS)
Net sales:
  Control devices..........................................          $350,701        $329,439         $289,249
  Imaging solutions........................................            37,260          78,264           56,074
  Other....................................................             2,266           6,013            9,720
                                                                     --------        --------         --------
Total net sales............................................          $390,227        $413,716         $355,043
                                                                     ========        ========         ========
Net sales:
  Control devices..........................................                90%             80%              81%
  Imaging solutions........................................                 9              19               16
  Other....................................................                 1               1                3
                                                                     --------        --------         --------
Total net sales............................................               100%            100%             100%
                                                                     ========        ========         ========

  The Company sells its products through two primary channels, original equipment manufacturers ("OEMs") and a network of retail distributors and resellers ("retail"). Products sold to OEMs, principally control devices, are generally resold to end-users bundled with new PCs. Sales to OEMs as a percentage of total net sales can vary significantly and have ranged from 30% to 47% on a quarterly basis over the past three fiscal years.

  The Company's gross margins are affected by a number of factors, including the mix between retail and OEM sales, product mix, product obsolescence, price and cost reductions. In 1998 and 1997, the Company experienced improvements in gross margin, primarily due to a higher proportion of relatively higher margin retail sales, and the realization of cost reductions from the consolidation of the Company's high volume manufacturing operations in China. Over the long term, the Company believes this trend is not sustainable. Notwithstanding the elimination of negative gross margins from scanners in 1999, gross margins are likely to decline over the long-term due to significant price pressures in the OEM market from PC manufacturers aggressively targeting low cost PCs, changes in product mix in the retail market toward lower margin products, and a decline in the rate of cost reductions in the Company's manufacturing operations.

  The Company recognizes revenue upon product shipment, less amounts for estimated returns and price protection. Amounts provided for returns and price protection are estimated based upon historical experience and the Company's assessment of inventory in the retail channel. Although the Company believes that it has provided adequate amounts for projected returns, from time to time it has experienced return levels in excess of amounts provided, and no assurance can be given that such amounts will be sufficient for actual returns in future periods. In addition, the Company continuously introduces product upgrades, enhancements and improved packaging, and thus may experience higher rates of returns of its older products.

OTHER MATTERS

  The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryforwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the realizability of deferred tax assets. The Company regularly assesses the realizability of deferred tax assets based on a number of factors, including the Company's past earnings history and expected future taxable income. As a result of this process, a valuation allowance is recorded for deferred tax assets when management believes it is more likely than not that the Company will not realize such deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates in the past three fiscal years reflect a variety of factors that may not be present in fiscal 1999. As a result, the Company's effective income tax rate is likely to increase in future periods.

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

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                                               YEAR ENDED MARCH 31,
                                                                      -----------------------------------------
                                                                          1998          1997           1996
                                                                      ------------   ----------     -----------
Net sales...........................................................        100.0%       100.0%        100.0%
Cost of goods sold..................................................         70.0         70.3          73.0
                                                                            -----       ------        ------
Gross profit........................................................         30.0         29.7          27.0
Operating expenses:
   Marketing and selling............................................         13.6         13.3          12.9
   Research and development.........................................          7.1          6.4           5.8
   General and administrative.......................................          5.1          4.9           5.5
                                                                            -----       ------        ------
Operating income....................................................          4.2          5.1           2.8
Interest income (expense), net......................................           .4          (.2)          (.7)
Loss on sale of product                                                       (.8)          --            --
 line...............................................................
Other income, net...................................................           .5           .6            .5
                                                                            -----       ------        ------
Income before income taxes..........................................          4.3          5.5           2.6
Provision for income taxes..........................................          (.3)         (.4)          (.3)
                                                                            -----       ------        ------
Net income..........................................................          4.0%         5.1%          2.3%
                                                                            =====       ======        ======

YEAR ENDED MARCH 31, 1998 COMPARED TO YEAR ENDED MARCH 31, 1997

  Net Sales

  Net sales for the year ended March 31, 1998 decreased 6% to $390.2 million from $413.7 million in 1997. This decrease was due to a $41 million decline in scanner revenue compared to the prior year. Scanner revenues were negatively impacted by extremely aggressive price competition combined with consumer preference for flatbed scanners, for which Logitech did not have a branded product. As previously indicated, the Company sold the scanner product line in December 1997.

  Sales of control devices grew by 6%, reflecting moderate growth in both the retail and OEM channels. The growth in retail sales was primarily due to the Company's new wheel-enhanced mice offerings, which were introduced in the fall of 1997. The overall retail sales growth also reflects flat sales in the entertainment category, as well as the negative impact of a strong dollar.
Sales volume into the OEM market increased substantially in fiscal 1998, reflecting growth in the PC market and increased demand for the Company's products from the majority of the leading PC makers. However, this growth came at the expense of steeper price declines, approximately 20% to 25%, than the Company has experienced in the past. Over the last six months of fiscal 1998, PC manufacturers, specifically most of the large manufacturers where Logitech has a majority share, have shifted their focus to aggressively target lower cost PC offerings. The net result was that OEM revenues increased only slightly for the year despite significantly higher volumes.

  Other sales decreased due to the gradual phase-out of sales of partner products included in the prior year.

  Gross Profit

  Gross profit consists of net sale, less cost of goods sold, which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit for the year ended March 31, 1998 decreased 5% to $117 million, or 30% of net sales, compared to $122.9 million, or 29.7% of net sales in 1997. The slight improvement in gross margin percentage was primarily due to reduced production costs at the Company's high volume manufacturing operation in Suzhou, China and a higher proportion of sales of control devices into the higher margin retail channel. The gross margin improvement was achieved despite the absorption of nearly $7 million of negative gross margins from the scanner product line.

  Marketing and Selling

  Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expense for the year ended March 31, 1998 decreased 3% to $52.9 million, or 13.6% of net sales, compared to $54.7 million, or 13.2% of net sales in 1997. Despite the slight decrease, which was primarily due to reduced selling expenses, the Company has invested in a new visual marketing strategy that includes a refreshed logo, new packaging, an updated web site and other associated marketing materials. The Company's strategy in this area is to continue to build brand awareness, thereby strengthening one of its key corporate assets.

  Research and Development

  Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs. Research and development expense for the year ended March 31, 1998 increased 5% to $27.8 million, or 7.1% of net sales, compared to $26.5 million, or 6.4% of net sales in 1997. This growth reflects a 21% increase in the control device area partially offset by a 28% reduction in the scanner area. The large increase for control devices reflects the Company's ongoing commitment to invest in developing future generations of products in this core business. In the fourth quarter of fiscal 1998, the Company increased its research and development investment, particularly in entertainment product development, and is accelerating these efforts in the first half of fiscal 1999 for entertainment products expected for the 1998 Christmas season. The Company expects to continue to devote significant resources to research and development to sustain and improve its competitive position.

  General and Administrative

  General and administrative expense consists of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expense for the year ended March 31, 1998 decreased 2% to $19.9 million, or 5.1% of net sales, compared to $20.4 million, or 4.9% of net sales in 1997.

  Interest Income (Expense)

  Interest income for the year ended March 31, 1998 was $1.6 million compared to net interest expense of $.8 million in 1997. The improvement was the result of a reduction in bank borrowings and an increase in interest-bearing cash and cash equivalents made possible by cash flow from operations, the proceeds from the Company's U.S. initial public offering, and improved working capital management.

  Other Income, Net

  Other income for the year ended March 31, 1998 decreased slightly to $2.2 million from $2.3 million. The relatively small change reflects lower currency exchange gains in fiscal 1998, partially offset by the writedown of an investment to net realizable value in the prior year.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes and is based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income is generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of realizing deferred tax assets. The provision for income taxes for the year ended March 31, 1998 decreased to $1.5 million, representing an 8.8% effective tax rate, from $1.8 million, representing a 7.8% effective tax rate in 1997.

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

  Gross Profit

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

  General and Administrative

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

  Interest Income (Expense)

  Interest expense for the year ended March 31, 1997 decreased to $0.8 million from $2.3 million for the year ended March 31, 1996. This decrease was primarily due to improved cash flow from operating activities, which led to a reduction in the Company's average bank borrowings and to an increase in interest-bearing cash and cash equivalents during the period.

  Other Income, Net

  Other income for the year ended March 31, 1997 increased to $2.3 million from $1.7 million for the year ended March 31, 1996, primarily due to foreign exchange gains.

  Provision for Income Taxes

  The provision for income taxes for the year ended March 31, 1997 increased to $1.8 million, representing a 7.8% effective tax rate, from $1.0 million, representing an 11.3% effective tax rate, for the year ended March 31, 1996. The decrease in the effective tax rate is primarily due to the recognition of net deferred tax assets based upon expected future realization, partially offset by income earned in higher tax jurisdictions, and increases in unrecoverable withholding taxes and estimated taxes payable in Asia.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Balances, Available Borrowings and Capital Resources

  At March 31, 1998, cash and cash equivalents totaled $72.4 million. In addition, the Company had credit lines with several European and Asian banks totaling $47.4 million. As is common for businesses in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of March 31, 1998, $41.4 million was available under these facilities.

  In May 1998, the Company entered into a $20 million revolving working capital line of credit with a U.S. bank, which is available to fund working capital needs and other corporate purposes. This facility has a two year revolving period, is unsecured and, unlike its other credit lines, has a formal bank commitment.

  Since fiscal 1996, the Company has financed its operations and capital requirements primarily through cash flow from operations, bank borrowings and the sale of equity securities. The Company's short and long-term liquidity and capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

  Cash Flow from Operating Activities

  The Company's operating activities generated cash of $43.5 million for the year ended March 31, 1998, compared to $27.5 million in fiscal 1997. The increase in 1998 was primarily the result of improved working capital management, as both receivables and product inventories were reduced significantly more than the decline in product payables. In addition, as a result of the sale of the scanner product line in December 1997, scanner product inventories and work-in-process were sold or liquidated and no additional scanner inventories were added. These reductions in working capital needs more than offset the lower sales level and resulting lower gross profit.

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $7.9 million for the year ended March 31, 1998, consisting of $13 million in capital expenditures, net of $5 million received from the sale of the scanner product line.

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

  Cash Flow from Financing Activities

  Net cash used in financing activities for the year ended March 31, 1998 was $.3 million. This amount includes cash proceeds of $4.5 million received in April 1997 from the sale of the additional registered shares under an option granted to the underwriters of the initial public offering in the U.S. to cover over-allotments. These cash proceeds, along with part of the $26.8 million received in March 1997 from the U.S. initial public offering, were used to pay down short-term debt by $12.9 million. The Company had additional proceeds of $7.4 million from the sale of treasury shares upon exercise of stock options and purchase rights. In addition, the Company had net borrowings of $.9 million under its credit lines to meet short-term working capital needs.

  The Company's financing activities generated cash of $1.1 million in the year ended March 31, 1997. Sale of the Company's equity securities generated cash of $33.4 million, of which $26.8 million represents the proceeds (net of commissions and expenses) from the U.S. public offering. An additional $3.7 million was generated from the issuance of new equity securities. These cash flows were partially offset by $14.8 million spent to acquire treasury shares. Proceeds from the sale of equity securities enabled the Company to reduce its debt by $21.8 million. Although the Company also paid dividends of $1.6 million in 1996, the Board of Directors subsequently announced its intention not to recommend any payment of cash dividends in the future in order to retain future earnings for use in the operation and expansion of the Company's business.

  Financing activities used cash of $21.4 million in fiscal 1996, primarily for repayment of bank borrowings of $19.9 million.

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:


NAME                        AGE                POSITION
----                        ---                --------
Daniel V. Borel              47  Chairman of the Board
Pierluigi Zappacosta         47  Vice Chairman of the Board
Guerrino De Luca             45  President and Chief Executive Officer
Erh-Hsun Chang               48  Sr. Vice President, Operations and General Manager, Far East
Wolfgang Hausen              55  Sr. Vice President and General Manager, Control Devices Division
Barry Zwarenstein            49  Sr. Vice President, Finance, New Business Development and Chief Financial Officer
Kwong Soon Chay (1)          45  Director
Pier Carlo Falotti (2)       55  Director
Jean-Louis Gassee (1)(2)     53  Director

(1)  Member of the Compensation Committee
(2)  Member of the Audit Committee

  Daniel V. Borel, a founder of the Company, has been the Chairman of the Board since July 1992. From July 1992 to February 1998, Mr. Borel also served as Chief Executive Officer of the Company. He has held various other executive positions with the Company and its predecessors since their founding. Mr. Borel holds an MS in computer science from Stanford University and a degree in physics from the Ecole Polytechnique Federale, Lausanne, Switzerland.

  Pierluigi Zappacosta, a founder of the Company, has been Vice Chairman of the Board of Directors of Logitech International S.A. since July 1992. Prior to that time, Mr. Zappacosta was Chief Executive Officer, President and Vice Chairman. He has been a director and has held various other executive positions with the Company and its predecessors since its founding. Mr. Zappacosta holds an MS in computer science from Stanford University and a Laurea degree in electronic engineering from the University of Rome, Italy. Mr. Zappacosta has informed the Company that he will not stand for re-election and will not continue to serve as Vice Chairman of the Board of Directors.

  Guerrino De Luca joined the Company as President and Chief Executive Officer in February 1998. Prior to that time, Mr. De Luca served as Executive Vice President of Worldwide Marketing for Apple Computer, Inc. a personal computer company, from February 1997 to September 1997, and as President of Claris Corp., a personal computing software vendor, from February 1995 to February 1997.
Prior to this, Mr. De Luca held various positions in Apple in the United States and Europe. Mr. De Luca holds a bachelor of science degree in Electronic Engineering from the University of Rome, Italy.

  Erh-Hsun Chang joined the Company as Vice President, General Manager, Far Eastern Area and Worldwide Operations in December 1995. In April 1997, Mr. Chang was named Sr. Vice President, General Manager, Far Eastern Area & Worldwide Operations. During 1986 and 1987, Mr. Chang held various other positions with the Company. From January 1994 to December 1994, Mr. Chang was Vice President, Sales and Marketing, Power Supply Division, of Taiwan Liton Electronics Ltd., and from December 1991 to January 1994, Mr. Chang was Vice President, Manufacturing Consulting at KPMG Peat Marwick. Mr. Chang holds a BS in civil engineering from Chung Yuang University, Taiwan, an MBA from the University of Dallas, and an MS in industrial engineering from Texas A&M University.

  Wolfgang Hausen has been Senior Vice President and General Manager, Control Devices Business Division of the Company since July 1997. Prior to that time, Mr. Hausen served as President and Chief Executive Officer of Cardinal Technologies, Inc., a PC multimedia and modem company from May 1994. From March 1989 to December 1993 Mr. Hausen was Vice President and General Manager of Quantum Corporation, a global supplier of storage products. Mr. Hausen holds an MSEE from the Technical University of Darmstadt, Germany and an MBA from Santa Clara University, California.

  Barry Zwarenstein joined Logitech in July 1996 as Vice President and Chief Financial Officer and currently holds the position of Sr. Vice President Business Development and Chief Financial Officer. Prior to that time, Mr. Zwarenstein held various positions with FMC Corporation from June 1975 to June 1996, including Chief Financial Officer, FMC Europe, from February 1992 to June 1996. Mr. Zwarenstein hold a BA in economics from the University of Natal, South Africa, and an MBA from the Wharton School of the University of Pennsylvania. Mr. Zwarenstein is a Chartered Accountant (South Africa).

  Kwong Soon Chay was elected a director of Logitech International S.A. in June 1997. Since July 1996, Mr. Chay has been Managing Director of IntreSource Systems Pte, Ltd. Prior to that time, Mr. Chay held various executive positions with Creative Technology Ltd. from 1986 to June 1996, including President/COO from 1992. Mr. Chay holds a degree in Physics from University of Singapore.

  Pier Carlo Falotti has been a director of Logitech International S.A. since June 1996. Since September 1996, Mr. Falotti has been Senior Vice President for Europe, Middle East and Africa of Oracle Corporation. From February 1994 until September 1996, Mr. Falotti was Executive Vice President of International Operations for AT&T, where he also served as President and Chief Executive Officer for Europe, the Middle East and Africa. From 1992 to 1994, Mr. Falotti was President and Chief Executive Officer of The Ask Group, Inc. From 1969 to 1992, Mr. Falotti was with Digital Equipment Corporation, serving as President and Chief Executive Officer of Digital Europe, Middle East and Africa from 1983. Mr. Falotti holds a degree in electrical engineering from the Institute Avogadro, Torino, Italy.

  Jean-Louis Gassee has been a director of Logitech International S.A. since June 1993. Since October 1990, Mr. Gassee has been Chief Executive Officer of Be Inc. Before founding Be, Mr. Gassee held various executive positions with Apple Computer, Inc. during the period December 1980 to September 1990, including President of the Apple Products Division. Mr. Gassee holds a science degree from the Universite de Paris.

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

ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

  In the fiscal year ended March 31, 1998, the Company's three non-employee directors during that year were paid an aggregate of $ 58,662 (translated at the Noon Buying Rate on March 31, 1998). In addition, each of the Company's non-employee directors were eligible to receive 240 registered shares as partial compensation for service on the Board of Directors. Directors who are also employees of the Company do not receive any additional compensation for their service on the Board of Directors. Directors are reimbursed for certain expenses in connection with attendance at Board and Committee meetings.

  The Company paid an aggregate of $1,363,762, denominated in U.S. dollars and in Swiss francs and Taiwanese dollars (translated at the Noon Buying Rate on March 31, 1998), to six executive officers for services rendered in all capacities to the Company in the fiscal year ended March 31, 1998. A portion of the compensation paid to the executive officers in fiscal 1998 was pursuant to certain annual performance-based bonus arrangements.

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

  As of June 1, 1998, there were outstanding options to purchase an aggregate of 343,511 registered shares at exercise prices ranging from $13.14 - $177.50 and expiration dates ranging from October 1998 to April 2008. As of June 1, 1998, the Company's directors and executive officers held options to purchase an aggregate of 82,574 registered shares at exercise prices ranging from $13.14 - $177.50 with expiration dates ranging from March 2002 to February 2008.

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

  See pages F-1 through F-20.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

  a.  Financial Statements

          Report of Independent Accountants

          Consolidated balance sheets at March 31, 1998 and 1997 Consolidated statements of operations for the years ended March 31, 1998, 1997 and 1996

          Consolidated statements of cash flows for the years ended March 31, 1998, 1997 and 1996

          Consolidated statements of changes in shareholders' equity for the years ended March 31, 1998, 1997 and 1996

          Notes to consolidated financial statements

  b.  Exhibits

  Exhibit
  Number  Description of Document
  ------  -----------------------
  23.1    Consent of PRICE WATERHOUSE SA, Independent Accountants.

                                  SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  June 29, 1998
                             Logitech International S.A.



                             By: /s/   Guerrino De Luca
                                 ----------------------
                             Guerrino De Luca
                             President and Chief Executive Officer


                             By:  /s/   Barry Zwarenstein
                                  -----------------------
                             Barry Zwarenstein
                             Chief Finance Officer,
                             Chief Accounting Officer,
                             and U.S. Representative

                          LOGITECH INTERNATIONAL S.A.
                         INDEX TO FINANCIAL STATEMENTS


                                                                Page
                                                                ----

  Report of Independent Accountants                             F-2
  Consolidated balance sheets at March 31, 1998 and 1997        F-3
  Consolidated statements of income for the years
    ended March 31, 1998, 1997 and 1996                         F-4
  Consolidated statements of cash flows for the years
    ended March 31, 1998, 1997 and 1996                         F-5
  Consolidated statements of changes in shareholders' equity
    for the years ended March 31, 1998, 1997 and 1996           F-6
  Notes to consolidated financial statements                    F-7

                      REPORT OF INDEPENDENT ACCOUNTANTS



  To the Board of Directors and Shareholders of Logitech International S.A.


  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE SA

Lausanne, Switzerland
May 1, 1998

                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                             March 31,
                                                                                     ---------------------------
                                                                                       1998            1997
                                                                                    ----------     -------------
                                      ASSETS
Current assets:
 Cash and cash equivalents........................................................     $ 72,376        $ 38,504
 Accounts receivable..............................................................       62,998          71,634
 Inventories......................................................................       32,417          63,377
 Other current assets.............................................................       15,087           9,253
                                                                                       --------        --------
     Total current assets.........................................................      182,878         182,768
Property, plant and equipment.....................................................       28,721          32,135
Other assets......................................................................        3,102           1,520
                                                                                       --------        --------
     Total assets.................................................................     $214,701        $216,423
                                                                                       ========        ========

                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt..................................................................     $  5,999        $ 17,849
 Current maturities of long-term debt.............................................           --             162
 Accounts payable.................................................................       37,565          44,406
 Accrued liabilities..............................................................       34,783          38,690
                                                                                       --------        --------
     Total current liabilities....................................................       78,347         101,107
Long-term debt, net of current maturities.........................................        3,031           3,188
Other liabilities.................................................................          589             437
                                                                                       --------        --------
     Total liabilities............................................................       81,967         104,732
                                                                                       --------        --------
Commitments and contingencies (Note 10)
Shareholders' equity:
  Registered shares, par value Chf 20 - 2,101,688 authorized, 353,312 conditionally authorized, 2,001,688 issued and outstanding at March 31, 1998
   and 1997.......................................................................       28,738          28,738
   Additional paid-in capital......................................................       75,577          73,430
  Less registered shares in treasury, at cost, 72,989 at March 31, 1998 and
   182,839 at March 31, 1997......................................................       (6,677)        (16,813)
   Retained earnings...............................................................       47,186          31,730
  Cumulative translation adjustment...............................................      (12,090)         (5,394)
                                                                                       --------        --------
     Total shareholders' equity...................................................      132,734         111,691
                                                                                       --------        --------
     Total liabilities and shareholders' equity...................................     $214,701        $216,423
                                                                                       ========        ========

  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                         YEAR ENDED MARCH 31,
                                                                            ------------------------------------------------
                                                                                1998              1997             1996
                                                                            -------------     -----------     --------------
Net sales................................................................      $  390,227       $  413,716       $  355,043
Cost of goods sold.......................................................         273,266          290,856          259,264
                                                                               ----------       ----------       ----------
Gross profit.............................................................         116,961          122,860           95,779
Operating expenses:
 Marketing and selling...................................................          52,931           54,722           45,730
 Research and development................................................          27,774           26,481           20,705
 General and administrative..............................................          19,944           20,380           19,553
                                                                               ----------       ----------       ----------
Operating income.........................................................          16,312           21,277            9,791
Interest income (expense), net...........................................           1,592             (752)          (2,304)
Loss on sale of product line.............................................          (3,174)              --               --
Other income, net........................................................           2,222            2,305            1,747
                                                                               ----------       ----------       ----------
Income before income taxes...............................................          16,952           22,830            9,234
Provision for income taxes...............................................          (1,496)          (1,770)          (1,041)
                                                                               ----------       ----------       ----------
Net income...............................................................      $   15,456       $   21,060       $    8,193
                                                                               ==========       ==========       ==========
Net income per share:
 Basic...................................................................      $     8.19       $    13.00       $     5.03
 Diluted.................................................................      $     7.82       $    12.36       $     4.99
Net income per ADS:
 Basic...................................................................      $      .82       $     1.30       $      .50
 Diluted.................................................................      $      .78       $     1.24       $      .50
Shares used to compute net income per share:
 Basic...................................................................       1,888,232        1,620,326        1,630,029
 Diluted.................................................................       1,977,057        1,703,696        1,640,616




   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                                         YEAR ENDED MARCH 31,
                                                                           ------------------------------------------------
                                                                                 1998             1997            1996
                                                                           ---------------   ---------------   ------------
Cash flows from operating activities:
    Net income............................................................       $ 15,456        $ 21,060        $  8,193
    Non-cash items included in net income:
       Depreciation and amortization......................................         13,379          11,483          10,032
       Loss on disposal of property, plant and equipment..................            792           1,045             162
       Loss on sale of product line.......................................          3,174              --              --
       Write-down of investments..........................................             --           1,222             379
       Stock compensation expense.........................................            419           2,765             594
       Deferred income taxes..............................................         (1,239)         (3,107)            526
    Changes in assets and liabilities:
       Accounts receivable................................................          6,068         (12,656)         (5,379)
       Inventories........................................................         19,923         (13,177)        (10,859)
       Other current assets...............................................          2,295            (309)          3,880
       Accounts payable...................................................        (12,355)          8,706          (4,226)
       Accrued liabilities................................................         (4,439)         10,418           5,508
                                                                                 --------        --------        --------
          Net cash provided by operating activities.......................         43,473          27,450           8,810
                                                                                 --------        --------        --------
Cash flows from investing activities:
    Purchases of property, plant and equipment............................        (13,013)        (18,059)        (12,267)
    Proceeds from sales of property, plant and equipment..................            125             190          17,851
    Cash proceeds from sale of product line...............................          5,000              --              --
    Other investing activities............................................             --              45            (212)
                                                                                 --------        --------        --------
          Net cash provided by (used in) investing activities.............         (7,888)        (17,824)          5,372
                                                                                 --------        --------        --------
Cash flows from financing activities:                                                  --
    Net repayment of short-term debt......................................        (12,012)        (18,388)        (19,866)
    Borrowings of long-term debt..........................................             --           2,146             620
    Repayment of long-term debt...........................................           (107)         (3,400)         (2,249)
    Purchase of treasury shares...........................................            (29)        (14,824)         (3,249)
    Proceeds from sale of treasury shares.................................         11,896          33,389           3,359
    Proceeds from issuance of registered shares...........................             --           3,741              --
    Dividends paid........................................................             --          (1,571)             --
                                                                                 --------        --------        --------
        Net cash provided by (used in) financing activities...............           (252)          1,093         (21,385)
   Effect of exchange rate changes on cash and cash equivalents...........         (1,461)           (779)           (498)
                                                                                 --------        --------        --------
        Net increase (decrease) in cash and cash equivalents..............         33,872           9,940          (7,701)
Cash and cash equivalents at beginning of period..........................         38,504          28,564          36,265
                                                                                 --------        --------        --------
Cash and cash equivalents at end of period................................       $ 72,376        $ 38,504        $ 28,564
                                                                                 ========        ========        ========

Supplemental cash flow information:
      Interest paid.......................................................       $    530        $  1,943        $  2,822
      Income taxes paid...................................................       $  1,494        $  3,033        $  1,568

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)




                                          REGISTERED SHARES    ADDITIONAL      TREASURY SHARES                CUMULATIVE
                                         -------------------    PAID-IN      --------------------  RETAINED  TRANSLATION
                                           SHARES  AMOUNT        CAPITAL        SHARES  AMOUNT     EARNINGS   ADJUSTMENT   TOTAL
                                         -------- ----------   ------------  ---------- ---------  --------- ----------- ----------

April 1, 1995..........................  1,955,000   $28,090        $45,256   327,298   $(14,860)   $ 4,048   $  6,628   $  69,162
Net income.............................         --        --             --        --         --      8,193         --       8,193
Purchase of treasury shares............         --        --             --    52,073     (3,249)        --         --      (3,249)
Sale of treasury shares upon exercise
 of options and purchase rights........         --        --          1,036   (56,895)     3,228         --         --       4,264
Cumulative translation adjustment......         --        --             --        --         --         --     (6,932)     (6,932)
                                         ---------   -------        -------  --------   --------    -------   --------   ---------
March 31, 1996.........................  1,955,000    28,090         46,292   322,476    (14,881)    12,241       (304)     71,438

Net income.............................         --        --             --        --         --     21,060         --      21,060
Dividends ($0.9623 per share)..........         --        --             --        --         --     (1,571)        --      (1,571)
Purchase of treasury shares............         --        --             --   121,667    (14,824)        --         --     (14,824)
Sale of treasury shares upon exercise
 of options and purchase rights........         --        --          2,132   (60,020)     5,607         --         --       7,739
Sale of treasury shares................         --        --             59    (1,284)       100         --         --         159
Issuance of registered shares upon
 exercise of options...................     46,688       648          5,336        --         --         --         --       5,984
Sale of treasury shares in public
 offering, net of related expenses.....         --        --         19,611  (200,000)     7,185         --         --      26,796
Cumulative translation adjustment......         --        --             --        --         --         --     (5,090)     (5,090)
                                         ---------   -------        -------  --------   --------    -------   --------   ---------
March 31, 1997.........................  2,001,688    28,738         73,430   182,839    (16,813)    31,730     (5,394)    111,691

Net income.............................         --        --             --        --         --     15,456         --      15,456
Purchase of treasury shares............         --        --             --       200        (29)        --         --         (29)
Sale of treasury shares upon exercise
 of options and purchase rights........         --        --            348   (80,050)     7,424         --         --       7,772
Sale of treasury shares in public
 offering, net of related expenses.....         --        --          1,799   (30,000)     2,741         --         --       4,540
Cumulative translation adjustment......         --        --             --        --         --         --     (6,696)     (6,696)
                                         ---------   -------        -------  --------   --------    -------   --------   ---------
March 31, 1998.........................  2,001,688   $28,738        $75,577    72,989   $ (6,677)   $47,186   $(12,090)  $(132,734)
                                         =========   =======        =======  ========   ========    =======   ========   =========



   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- THE COMPANY:

  Logitech International S.A. is incorporated in the Canton of Vaud, Switzerland and, together with its subsidiaries, is collectively referred to as "Logitech" or the "Company." The Company designs, manufactures and markets human interface devices which include control devices and imaging solutions which often serve as the primary physical interface between users and their personal computers and other multimedia devices. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

NOTE 2 -- INITIAL PUBLIC OFFERING IN THE U.S.:

  On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depository Shares ("ADS"). Total proceeds from the offering amounted to $32.0 million, or $16 per ADS. Underwriting discounts and commissions, share issue and other taxes and other offering expenses amounted to $5.2 million, resulting in net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold an additional 30,000 registered shares from treasury under an option granted to the underwriters to cover over-allotments. Such sale generated net proceeds of $4.5 million.

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

  Use of Estimates

  In conformity with U.S. GAAP, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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

  Foreign Currency

  The functional currencies of the Company's operations are primarily the U.S. dollar, and to a lesser extent, the Dutch guilder, Swiss franc, Taiwanese dollar and Japanese yen. The financial statements of the Company's subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and using the monthly average rates for net sales and expenses. Translation gains and losses are deferred and included in the cumulative translation adjustment component of shareholders' equity. Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reflected in other income, net in the statements of income.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Cash Equivalents

  The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

  Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts and notes receivable and certain other current assets. The Company maintains cash and cash equivalents with various financial institutions, and this policy is designed to limit exposure with any one financial institution.

  The Company sells its products to large OEMs and to high volume resellers and, as a result, maintains individually significant receivable balances with large customers. At March 31, 1998, two customers represented 5.5% and 5.7% of total accounts receivable; and at March 31, 1997, two customers represented 5.5% and 8.5% of total accounts receivable.

  The Company's OEM customers tend to be well capitalized, multi-national companies, while retail customers may be less well capitalized. The Company controls its credit risk with respect to accounts receivable through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable. The Company generally does not require collateral from its customers.

  Following the sale of the scanner product line to Storm Technology Inc. ("Storm"), the Company holds a $4 million note receivable from Storm, convertible at the Company's option into Storm common stock, and a $1.5 million trade receivable from Storm.

  Inventories

  Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. Provisions are made for potentially excess or slow moving inventories.

  Property, Plant and Equipment, Net

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

  Income Taxes

  The Company provides for income taxes using the liability method, which requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of temporary differences arising between the bases of assets and liabilities for financial reporting and income tax purposes. In estimating future tax consequences, expected future events are taken into consideration, with the exception of potential tax law or tax rate changes.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Derivative Financial Instruments

  The Company does not currently enter into foreign currency exchange contracts to hedge against the effects of changes in foreign currency exchange rates on its net investment in foreign subsidiaries, although it may elect to do so in the future. The Company undertakes limited hedging of its net exposures from assets and liabilities denominated in foreign currencies. There were no open foreign currency exchange contracts at March 31, 1998 and 1997. Before April 1, 1996 when the Company was actively hedging in material amounts, gains and losses on foreign currency exchange contracts which hedged foreign subsidiary investments were recorded in the cumulative translation adjustment component of shareholders' equity. Gains and losses on foreign currency exchange contracts which hedged net exposures from assets and liabilities denominated in foreign currencies are recorded in other income, net.

  Fair Value of Financial Instruments

  For certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and accrued liabilities, short-term debt and current maturities of long-term debt, carrying value approximates fair value due to their short maturities. The carrying values of long-term debt do not materially differ from their estimated fair values based upon quoted market prices for the same or similar instruments.

  Net Income Per Share

  The Company adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," ("SFAS 128") for the quarter ending December 31, 1997. All previously reported amounts were restated in accordance with SFAS 128.

  Under SFAS 128, basic earnings per share is computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share are computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents included in the Company's diluted earnings per share computations are registered shares issuable upon the exercise of stock option or stock purchase plan agreements (using the treasury stock method).

  Stock Compensation Plans

  The Company has adopted the pro forma disclosure-only requirements of SFAS 123, "Accounting for Stock-Based Compensation," which requires companies to measure employee stock compensation based on the fair value method of accounting. As permitted by SFAS 123, the Company will continue to follow the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the date of grant.

NOTE 4 -- SALE OF PRODUCT LINE:

  On December 18, 1997, the Company sold its scanner product line to Storm for $5 million in cash, a $4 million convertible note, included in other current assets in the accompanying balance sheet, and a 10% common stock ownership in Storm. In addition, the Company entered into an agreement with Storm under which it will market and sell Storm products in Europe in 1998, and may earn additional cash, notes and Storm common stock based on its sales of Storm products in Europe during that period. Such amounts, if any, will be recognized as earned. Under the sales agreement, the Company continued to sell Logitech scanner inventory outside of Europe through February 15, 1998.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  The loss on the sale of the scanner product line of $3,174,000 reflects sale proceeds, less the cost of inventory and capital assets sold, costs to conclude certain contractual obligations, and other exit costs. The note receivable from Storm was non-interest bearing and was due March 27, 1998. At that time, the note was automatically extended one year at a 10% interest rate and became convertible, at the Company's option, into Storm common stock using the Storm closing price at March 27, 1998 of $2 per share. The Company's common stock ownership of Storm would increase to approximately 17% on conversion, but may not exceed 20% without Storm shareholder approval, and is subject to certain resale restrictions.

NOTE 5 -- BALANCE SHEET COMPONENTS:

                                                                                                 MARCH 31,
                                                                                        ----------------------------
                                                                                            1998            1997
                                                                                        --------------    ----------
                                                                                                (In thousands)
Accounts receivable:
 Accounts receivable.................................................................       $ 64,835        $ 73,951
 Allowance for doubtful accounts.....................................................         (1,837)         (2,317)
                                                                                            --------        --------
                                                                                            $ 62,998        $ 71,634
                                                                                            ========        ========
Inventories:
 Raw materials.......................................................................       $  5,695        $ 11,289
 Work-in-process.....................................................................          1,441           2,255
 Finished goods .....................................................................         25,281          49,833
                                                                                            --------        --------
                                                                                            $ 32,417        $ 63,377
                                                                                            ========        ========
Property, plant and equipment:
 Land................................................................................       $  1,881        $  2,203
 Plant and buildings.................................................................         25,051          25,007
 Equipment...........................................................................         57,148          56,448
                                                                                            --------        --------
                                                                                              84,080          83,658
 Less accumulated depreciation.......................................................        (55,359)        (51,523)
                                                                                            --------        --------
                                                                                            $ 28,721        $ 32,135
                                                                                            ========        ========

Note 6 -- Financing Arrangements:

  Short-term Credit Facilities

  To support short-term working capital requirements, the Company had several uncommitted, unsecured bank lines of credit aggregating $47,397,044 at March 31, 1998. Borrowings outstanding were $5,999,000 and $17,849,000 at March 31, 1998 and 1997. At March 31, 1998, the borrowings under these agreements were denominated in Japanese yen at a 1.5% annual interest rate, and were due on demand.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                            MARCH 31,
                                                                                  ---------------------------
                                                                                       1998            1997
                                                                                  --------------    ---------
                                                                                          (In thousands)
Long-term debt:
 Renewable Swiss mortgage loan due in April 1999, bearing interest at 5.45%, secured by properties with net book values aggregating $1,954,073 at March
  31, 1998.....................................................................         $3,031           $3,188
 Various unsecured borrowings..................................................             --              162
                                                                                        ------           ------
 Total long-term debt..........................................................          3,031            3,350
 Less current maturities.......................................................             --             (162)
                                                                                        ------           ------
 Long-term portion.............................................................         $3,031           $3,188
                                                                                        ======           ======

NOTE 7 -- SHAREHOLDERS' EQUITY:

  In June 1996, the shareholders approved an increase of 100,000 authorized registered shares, par value Chf 20, and an additional 400,000 conditional registered shares, par value Chf 20, the issuance of which is conditional upon the exercise of stock options granted under the Company's stock option plans and the issuance of shares under the Company's employee share purchase plans.

  Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately $11,630,000 at March 31, 1998) and is subject to shareholder approval.

   Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this reserve equals 20% of the Company's issued and outstanding aggregate par value share capital. Certain other countries in which the Company operates apply similar laws. These legal reserves represent an appropriation of retained earnings that are not available for distribution and approximated $5,267,000 at March 31, 1998.

NOTE 8 -- EMPLOYEE BENEFIT PLANS:

STOCK COMPENSATION PLANS

  Employee Share Purchase Plans

  Under the 1989 and 1996 Employee Share Purchase Plans (the "Purchase Plans"), eligible employees may purchase registered shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in the Purchase Plans, purchase agreements are automatically exercised at the end of each offering period. No compensation expense was recorded under the Purchase Plans for the year ended March 31, 1998. Compensation expense of $1,440,000 and $435,000 was recorded for the years ended March 31, 1997 and 1996, and was credited to additional paid-in capital.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Stock Option Plans

  Under the 1988 Stock Option Plan (the "1988 Option Plan"), options to purchase registered shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the registered shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administer the 1988 Option Plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

  Compensation expense is recorded when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. Compensation expense of $408,587, $1,325,000 and $159,000 was recorded for the years ended March 31, 1998, 1997 and 1996. Such amounts are accrued as a liability when the expense is recognized and subsequently credited to additional paid-in capital upon exercise of the related stock option. Compensation expense arising from stock options outstanding at March 31, 1998 to be recognized in
future periods approximates $602,000.   Further grants may not be made under
this plan.

  In recognition of the decline in the fair market value of the Company's registered shares, the Company repriced options to purchase approximately 129,500 registered shares in July 1995 to amounts slightly in excess of the then current fair market value.

  In June 1996, the shareholders approved the 1996 Stock Option Plan (the "1996 Option Plan"), which became effective upon closing the U.S. public offering in March 1997. Under the 1996 Option Plan, options for registered shares may be granted to employees at exercise prices of not less than 100% of the fair market value of the registered shares on the date of grant. A total of 300,000 registered shares may be issued under the 1996 Option Plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

  A summary of activity under the stock option plans, and a limited number of other option agreements, is as follows (shares are translated into U.S. dollars based upon specific Swiss franc prices; ADSs are included at equivalent share numbers and prices):

                                                                        YEAR  ENDED MARCH 31,
                                            ---------------------------------------------------------------------------------
                                                      1998                       1997                      1996
                                            ------------------------  -------------------------  ----------------------------
                                                            EXERCISE                EXERCISE                     EXERCISE
                                              NUMBER         PRICE       NUMBER      PRICE         NUMBER         PRICE
                                            ------------  ----------  -----------  ------------  -----------    -------------
Outstanding, beginning of year...........       222,070           $ 86  154,617         $0-101       155,294        $ 0-200
Granted..................................       182,044           $167  167,095         $  103        67,850        $ 0-103
Exercised................................       (56,896)          $120  (77,105)        $   84       (14,510)       $ 0- 95
Cancelled or                                    (35,263)          $143  (22,537)        $   88       (54,017)       $ 0- 95
 expired.................................
Outstanding, end of year.................       311,955           $121  222,070         $   86       154,617        $ 0-101

Exercisable, end of                              68,341           $ 81   66,152         $   79        73,538        $ 0-101
 year....................................

  The Company had reserved 311,955 conditional shares for the future exercise of stock options outstanding at March 31, 1998.

                          LOGITECH INTERNATIONAL S.A.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  The following table summarizes information regarding stock options outstanding at March 31, 1998 (shares are translated into U.S. dollars based upon specific Swiss franc prices; ADSs are included at equivalent share prices):

                                        OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                          ----------------------------------------------  ---------------------
                                         WEIGHTED          WEIGHTED                 WEIGHTED
                                         AVERAGE            AVERAGE                  AVERAGE
RANGE OF EXERCISE                       EXERCISE          CONTRACTUAL                EXERCISE
    PRICES                  NUMBER       PRICE            LIFE (YEARS)     NUMBER     PRICE
-----------------         ----------  ---------------   ----------------  --------  -----------
$     0 -  $  76            39,288             $ 56           5.8       28,397        $ 51
$    77 -  $  88            40,391             $ 84           7.8       13,774        $ 82
$    89 -  $  94            47,075             $ 89           8.3       19,903        $ 90
$    95 -  $ 160            90,351             $150           9.5        6,034        $112
$   161 -  $ 182            94,850             $174           9.2          233        $174
                          --------                                    --------
                           311,955             $121           8.6       68,341        $ 81
                          ========                                    ========

  Pro Forma Stock Compensation Disclosure

  The Company applies the provisions of APB 25 and related interpretations in accounting for compensation expense under the purchase plans and the stock option plans. Had compensation expense under these plans been determined pursuant to SFAS 123, the Company's net income and net income per share would have been as follows:

                                                                                       YEAR ENDED MARCH 31,
                                                                            -------------------------------------------
                                                                                1998             1997           1996
                                                                            --------------   -------------  -----------
  Pro forma net income....................................................        $11,888        $19,968         $6,712
  Pro forma basic net income per share....................................        $  6.30        $ 11.76         $ 4.11
  Pro forma diluted net income per share..................................        $  6.01        $ 11.40         $ 3.90

  The fair value of the grants under the purchase plans and stock option plans was estimated using the Black-Scholes valuation model with the following assumptions and values:

                                                             YEAR  ENDED MARCH 31,
                                         -----------------------------------------------------------------
                                                 PURCHASE PLANS                  STOCK OPTION PLANS
                                         -------------------------------  --------------------------------
                                          1998       1997        1996        1998       1997       1996
                                         -------  ----------  ----------  ---------  ----------  ---------
Dividend yield........................         0          0          0           0         0         0
Expected life.........................  6 months   6 months   6 months   3.2 years   3 years   3 years
Expected volatility...................       37 %       45 %       49 %        41 %      74 %      80 %
Risk-free interest rate...............      5.6 %      5.7 %      5.4 %       5.5 %     6.7 %     5.5 %
Weighted average fair value of grant..    $39.00     $39.00     $29.00      $56.26    $65.00    $64.00

  The above pro forma amounts include compensation expense based on the fair value of options vesting during the years ended March 31, 1998, 1997 and 1996, and exclude the effects of options granted prior to April 1, 1995. Accordingly, these amounts are not representative of the effects of computing stock option compensation expense using the fair value method for future periods.

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  In the year ended March 31, 1997, the Company granted 121,295 options with exercise prices less than the fair market value of the underlying stock at the date of grant. The weighted average exercise price of such options was $99, and the weighted average fair value was $64.

PENSION PLANS

  Defined Contribution Plans

  Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions pursuant to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 1998, 1997 and 1996, were $957,000, $801,000 and $830,000.

  Defined Benefit Plan

  One of the Company's subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees' years of service and earnings. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

  Net pension cost in the statement of income includes the following components:

                                                                                          YEAR  ENDED MARCH 31,
                                                                                    ---------------------------------
                                                                                      1998         1997         1996
                                                                                    ----------  ------------  -------
                                                                                                (In thousands)
Service cost of benefits earned..................................................      $ 395        $ 346        $ 326
Interest cost on projected benefit obligations...................................        132          108           79
Actual return on plan assets.....................................................        (93)         (91)         (70)
Amortization of transition amount................................................        (43)          (5)          (5)
                                                                                       -----        -----        -----
Net pension cost.................................................................      $ 391        $ 358        $ 330
                                                                                       =====        =====        =====

  The funded status of the defined benefit pension plan is as follows:

                                                                                                   MARCH 31,
                                                                                        -----------------------------
                                                                                            1998             1997
                                                                                        ---------------   -----------
                                                                                                (In thousands)
Actuarial present value of benefit obligations:
 Vested.................................................................................      $    --         $     4
 Nonvested..............................................................................          661             387
                                                                                              -------         -------
Accumulated benefit obligation..........................................................          661             391
Excess of projected benefit obligation over accumulated benefit obligation..............        1,746           1,061
                                                                                              -------         -------
Total projected benefit obligation......................................................        2,407           1,452
Plan assets at fair value...............................................................       (1,700)         (1,163)
                                                                                              -------         -------
Plan assets less than projected benefit obligation......................................          707             289
Unrecognized net gain...................................................................         (179)             --
Unrecognized net liability arising at transition........................................           47              62
                                                                                              -------         -------
Net pension liability...................................................................      $   575         $   351
                                                                                              =======         =======

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  For the years ended March 31, 1998 and 1997, the actuarial assumptions used for determining the present value of the projected benefit obligation included a 7% discount rate and an annual increase of 7% in compensation levels. The expected long-term rate of return on plan assets was 7%. Plan assets are comprised primarily of stocks, bonds and short-term deposits.

NOTE 9 -- INCOME TAXES:

  The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, the Company's income before taxes and the provision for income taxes are generated primarily outside of Switzerland. Consequently, the weighted average expected tax rate may vary from period to period to reflect the generation of taxable income in different tax jurisdictions.

  The provision for income taxes consists of the following:

                                                                                      YEAR ENDED MARCH 31,
                                                                           ---------------------------------------------
                                                                               1998            1997           1996
                                                                           -------------   ------------    -------------
                                                                                          (IN THOUSANDS)
Current:
  Swiss..................................................................       $ 1,192         $ 1,011       $(1,514)
  Foreign................................................................         1,542           3,866         2,029
Deferred:
  Swiss..................................................................            --              --           598
  Foreign................................................................        (1,238)         (3,107)          (72)
                                                                                -------         -------       -------
   Total.................................................................       $ 1,496         $ 1,770       $ 1,041
                                                                                =======         =======       =======

  Deferred income tax assets and liabilities consist of the following:

                                                                                                    MARCH 31,
                                                                                          -----------------------------
                                                                                              1998             1997
                                                                                          --------------   ------------
                                                                                                  (In thousands)
 Net operating loss carryforwards.......................................................       $   636        $   777
 Depreciation and amortization..........................................................         1,119            794
 Research and development and other tax credit carryforwards............................         4,194          2,733
 Accruals...............................................................................         7,522          7,287
 Other..................................................................................         1,103            923
                                                                                               -------        -------
 Gross deferred tax assets..............................................................        14,574         12,514
 Gross deferred tax liabilities.........................................................            --           (172)
 Valuation allowance....................................................................        (9,817)        (8,824)
                                                                                               -------        -------
 Net deferred tax assets................................................................       $ 4,757        $ 3,518
                                                                                               =======        =======

   Management regularly assesses the realizability of deferred tax assets recorded in each of the Company's subsidiaries based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. The methodology used by management to determine the amount of deferred tax assets that are more likely than not to be realized is based upon the Company's recent earnings and estimated future taxable income for approximately the next twelve months. Management believes that it is more likely than not that the Company will not realize a portion of its deferred tax assets and, accordingly, a valuation allowance of $9,817,000 has been established for such amounts at March 31, 1998. At March 31, 1998, the Company had tax credit carryforwards for U.S. federal and state purposes of approximately $4,000,000.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income (loss) in each country multiplied by that country's applicable statutory tax rates. A provision has not been made for additional taxes on undistributed earnings of foreign subsidiaries of approximately $2,660,000 at March 31, 1998, because such earnings are considered to be indefinitely reinvested. The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled as follows:

                                                                                      YEAR ENDED MARCH 31,
                                                                           -------------------------------------------
                                                                              1998            1997            1996
                                                                           -----------   --------------    -----------
                                                                                         (IN THOUSANDS)
Expected tax provision at weighted average rate.........................        $2,725        $ 5,744         $1,455
Permanent differences...................................................           377            192            124
Net operating losses utilized...........................................            --         (1,569)          (768)
Tax credits utilized....................................................          (467)          (590)            --
Change in estimate......................................................            --            579             --
Increase (decrease) in valuation allowance..............................          (993)        (2,464)           306
Other...................................................................          (146)          (122)           (76)
                                                                                ------        -------         ------
Total provision for income taxes........................................        $1,496        $ 1,770         $1,041
                                                                                ======        =======         ======

  Changes in estimated taxes payable during the year ended March 31, 1997 related to the closure of the Company's operations in Asia during fiscal 1996.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES:

  The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company's option and usually include escalation clauses linked to inflation.

  Future minimum annual rentals at March 31, 1998 are as follows (in thousands):


Year ending March 31,
 1999...................................................................           $1,247
 2000...................................................................            1,250
 2001...................................................................            1,100
 2002...................................................................              936
 2003 and thereafter....................................................            4,341
                                                                                   ------
                                                                                   $8,874
                                                                                   ======

  Rent expense was $2,018,000, $1,900,000 and $1,100,000 during the years ended March 31, 1998, 1997 and 1996.

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

NOTE 11 -- INTEREST AND OTHER INCOME:

                                                                                        YEAR ENDED MARCH 31,
                                                                             ------------------------------------------
                                                                                 1998            1997           1996
                                                                             --------------  --------------  ----------
                                                                                            (IN THOUSANDS)
Interest income............................................................        $2,122        $ 1,191        $   518
Interest expense...........................................................          (530)        (1,943)        (2,822)
                                                                                  -------        -------        -------
Interest income (expense), net.............................................       $ 1,592        $  (752)       $(2,304)
                                                                                  =======        =======        =======

Exchange gains, net........................................................        $2,151        $ 2,727        $ 1,190
Other, net.................................................................            71           (422)           557
                                                                                  -------        -------        -------
Other income, net..........................................................       $ 2,222        $ 2,305        $ 1,747
                                                                                  =======        =======        =======

  Other, net includes rental income of $234,000, $228,000 and $1,437,000 for the years ended March 31, 1998, 1997 and 1996, respectively, while the related rental expense amounted to $114,000, $0 and $894,000 respectively.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 -- GEOGRAPHIC INFORMATION:

  The Company operates in one business segment, which is the design, production and marketing of computer peripherals and software products designed to enhance personal computer usability. Inter-area sales are recorded at amounts which approximate market.

  The following table summarizes financial information by geographic area (in thousands):

                                                              --------------------------------------------------------------------
                                                                                          NORTH
                                                               EUROPE      FAR EAST      AMERICA     ELIMINATIONS    CONSOLIDATED
                                                              -----------  -----------  -----------  --------------- -------------
Year ended March 31, 1998
-------------------------
Sales to unaffiliated customers.............................    $145,064     $ 70,387     $174,776       $      --       $390,227
Inter-area sales............................................       8,344      198,005        5,520        (211,869)            --
                                                                --------     --------     --------       ---------       --------
Total net sales.............................................    $153,408     $268,392     $180,296       $(211,869)      $390,227
                                                                ========     ========     ========       =========       ========
Operating income............................................    $  4,618     $  5,205     $  5,378       $   1,111       $ 16,312
                                                                ========     ========     ========       =========       ========
Identifiable assets.........................................    $ 66,998     $ 90,804     $ 55,411       $ (53,554)      $159,659
                                                                ========     ========     ========       =========
Corporate assets............................................                                                               55,042
                                                                                                                         --------
Total assets................................................                                                             $214,701
                                                                                                                         ========
Year ended March 31, 1997
-------------------------
Sales to unaffiliated customers.............................    $151,648     $ 64,138     $197,930       $      --       $413,716
Inter-area sales............................................       8,640      186,326        9,128        (204,094)            --
                                                                --------     --------     --------       ---------       --------
Total net sales.............................................    $160,288     $250,464     $207,058       $(204,094)      $413,716
                                                                ========     ========     ========       =========       ========
Operating income............................................    $  8,335     $  6,919     $ 10,875       $  (4,852)      $ 21,277
                                                                ========     ========     ========       =========       ========
Identifiable assets.........................................    $ 77,908     $113,226     $ 73,984       $ (84,249)      $180,869
                                                                ========     ========     ========       =========
Corporate assets............................................                                                               35,554
                                                                                                                         --------
Total assets................................................                                                             $216,423
                                                                                                                         ========
Year ended March 31, 1996
-------------------------
Sales to unaffiliated customers.............................    $129,917     $ 60,024     $165,102       $      --       $355,043
Inter-area sales............................................      14,377      188,719        3,691        (206,787)            --
                                                                --------     --------     --------       ---------       --------
Total net sales.............................................    $144,294     $248,743     $168,793       $(206,787)      $355,043
                                                                ========     ========     ========       =========       ========
Operating income............................................    $  5,855     $  2,546     $  7,658       $  (6,268)      $  9,791
                                                                ========     ========     ========       =========       ========
Identifiable assets.........................................    $117,830     $ 98,772     $ 63,113       $(106,844)      $172,871
                                                                ========     ========     ========       =========
Corporate assets............................................                                                                8,450
                                                                                                                         --------
Total assets................................................                                                             $181,321
                                                                                                                         ========

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

NOTE 13 -- OTHER DISCLOSURES REQUIRED BY RELEVANT SWISS LAW:

                                                                                                  MARCH 31,
                                                                                          -------------------------
Balance Sheet Items                                                                           1998          1997
                                                                                          -----------   -----------
                                                                                               (In thousands)
  Prepayments and accrued income........................................................       $ 2,206       $ 1,618
  Non-current assets....................................................................       $31,823       $33,655
  Pension liabilities, current..........................................................       $    84       $    54
  Fire insurance value of property, plant, and equipment................................       $52,832       $45,266

  Statement of Income Items

  Total personnel expenses amounted to $50.4 million, $62.6 million and $47.2 million in fiscal 1998, 1997 and 1996.

                          LOGITECH INTERNATIONAL S.A.
                               QUARTERLY SUMMARY
                                  (Unaudited)

                                                                    THREE MONTHS ENDED,
                        ------------------------------------------------------------------------------------------------------------
                          MAR. 31,      DEC. 31,       SEPT. 30,   JUNE 30,    MAR. 31,     DEC. 31,      SEPT. 30,     JUNE 30,
                            1998          1997          1997         1997         1997        1996           1996         1996
                        -----------  ------------  -------------  -----------  ----------  ------------  ------------  -------------
                                                        (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Net sales............   $     86.1    $    114.8   $     99.2   $     90.1   $    108.3   $    128.8     $     92.2     $     84.4
Gross profit.........         28.0          35.1         28.0         25.8         32.2         38.1           27.4           25.2
Operating expenses:
    Marketing and
     selling.........         12.9          15.4         12.5         12.1         14.4         15.5           12.8           12.0
    Research and
     development.....          6.9           6.8          6.9          7.2          7.7          6.8            5.6            6.4
    General and
     administrative..          5.5           4.7          4.9          4.8          5.3          5.4            4.8            4.9
                          --------      --------     --------     --------      -------     --------     ----------     ----------
    Total............         25.2          26.9         24.2         24.1         27.4         27.7           23.2           23.3
Operating income.....          2.8           8.2          3.7          1.7          4.8         10.4            4.2            1.9
Gain (loss) on sale
 of product line (1).         (3.5)           .3           --           --           --           --             --             --
Net income...........     $     .6      $    9.1     $    3.6     $    2.2     $    4.7     $   10.5     $      3.4     $      2.4
Shares used to
 compute net income
 per share:
      Basic..........    1,921,349     1,905,239    1,878,017    1,845,167    1,600,394    1,604,769      1,641,303      1,633,996
      Diluted........    1,989,521     1,988,055    1,974,270    1,954,961    1,725,228    1,678,776      1,678,304      1,689,278
Net income per share:
      Basic..........   $      .30    $     4.78   $     1.93   $     1.17   $     2.94   $     6.54     $     2.08     $     1.49
      Diluted........   $      .29    $     4.58   $     1.84   $     1.10   $     2.73   $     6.25     $     2.04     $     1.45
Net income per ADS(2):
      Basic..........   $      .03    $      .48   $      .19   $      .12   $      .29   $      .65     $      .21     $      .15
      Diluted........   $      .03    $      .46   $      .18   $      .11   $      .27   $      .63     $      .20     $      .15

  (1) On December 18, 1997, the Company sold its scanner product line and recorded a $.3 gain on the sale, net of estimates of the cost of inventory and capital assets sold, costs to conclude certain contractual obligations, and other exit costs. The Company subsequently revised certain estimates of inventory, realizable value and other exit costs and, as a result, recorded an additional $3.5 million of such costs in the quarter ended March 31, 1998.

  (2) Net income per ADS represents net income divided by the proforma conversion of each weighted average registered share and equivalent into 10 ADS's.

  The following table sets forth certain quarterly financial information as a percentage of net sales:

                                                                    THREE MONTHS ENDED,
                        ------------------------------------------------------------------------------------------------------------
                          MAR. 31,      DEC. 31,       SEPT. 30,   JUNE 30,    MAR. 31,     DEC. 31,      SEPT. 30,     JUNE 30,
                            1998          1997          1997         1997         1997        1996           1996         1996
                        -----------  ------------  -------------  -----------  ----------  ------------  ------------  -------------
Net sales............        100.0%        100.0%         100.0%        100.0%        100.0%        100.0%        100.0%     100.0%
Gross profit.........         32.6          30.6           28.2          28.6          29.7          29.6          29.7       29.9
Operating expenses:
 Marketing and
  selling............         15.0          13.5           12.6          13.4          13.3          12.0          13.9       14.2
 Research and
  development........          8.0           5.9            6.9           8.1           7.1           5.2           6.1        7.5
 General and
  administrative.....          6.4           4.1            5.0           5.3           4.9           4.2           5.2        5.9
                            ------        ------         ------        ------         -----        ------        ------      -----
 Total...............         29.4          23.5           24.5          26.8          25.3          21.4          25.2       27.6
Operating income.....          3.2           7.1            3.7           1.8           4.4           8.2           4.5        2.3
Net income...........           .6%          7.9%           3.7%          2.4%          4.3%          8.2%          3.7%       2.9%