Form 20-F
period 1999-03-31
LOGITECH INTERNATIONAL SA
filed 1999-06-30
CIK 1032975

================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ______________
                                   FORM 20-F

                           ANNUAL REPORT PURSUANT TO
                            SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 1999

                       Commission File Number:  0-29174
                                ______________

                          LOGITECH INTERNATIONAL S.A.
            (Exact name of Registrant as specified in its charter)
                                ______________
                                Not Applicable
                (Translation of Registrant's name into English)

                          Canton of Vaud, Switzerland
                (Jurisdiction of incorporation or organization)

                          Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                (510) 795-8500
         (Address and telephone number of principal executive offices)
                                ______________

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

                                ______________

The number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 1999 was 2,001,688 registered shares.

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

            Item 17         [X] Item 18

================================================================================

                               TABLE OF CONTENTS

Part I                                                                                              Page
------                                                                                              ----
 Item 1.   Description of Business................................................................    3
 Item 2.   Description of Property................................................................   15
 Item 3.   Legal Proceedings......................................................................   15
 Item 4.   Control of Registrant..................................................................   16
 Item 5.   Nature of Trading Market...............................................................   17
 Item 6.   Exchange Controls and Other Limitations Affecting Security Holders.....................   18
 Item 7.   Taxation...............................................................................   19
 Item 8.   Selected Financial Data................................................................   20
 Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations..   22
 Item 9A.  Quantitative and Qualitative Disclosure About Market Risk..............................   31
 Item 10.  Directors and Officers of Registrant...................................................   32
 Item 11.  Compensation of Directors and Officers.................................................   34
 Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.........................   34
 Item 13.  Interest of Management in Certain Transactions.........................................   34

Part II
-------

 Item 14.  Description of Securities to be Registered.............................................   34

Part III
--------

 Item 15.  Defaults Upon Senior Securities........................................................   34
 Item 16.  Changes in Securities and Changes in Security for Registered Securities................   34

Part IV
-------

 Item 17.  Financial Statements...................................................................   34
 Item 18.  Financial Statements...................................................................   34
 Item 19.  Financial Statements and Exhibits......................................................   35

 Signatures.......................................................................................   36
 Consolidated Financial Statements................................................................  F-1

     In this document, unless otherwise indicated, references to the "Company" or "Logitech" are to Logitech International S.A., its consolidated subsidiaries and predecessor entities.

     (C) 1999 Logitech. All rights reserved. Logitech, the Logitech logo, and the Logitech products referred to herein are either the trademarks or the registered trademarks of Logitech. All other trademarks are property of their respective owners.

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

Overview

     Logitech is a leader in the design, manufacture and marketing of a variety of computer interface devices. These products include mice, trackballs, keyboards, joysticks, gamepads, steering wheels, and PC video cameras.

     Over the past 18 years, Logitech has provided consumers with a natural and intuitive bridge between the sensory rich analog world and the digital realm of the personal computer ("PC"). The Company's products provide user-centric solutions intended to be comfortable, easy to install and easy to use, and that are combined with integrated software for seamless compatibility. The Company's products are designed as an extension of a computer user's natural senses, appealing to the way people want to work, communicate and play, and allowing users to customize and personalize their computing environment for a more natural man-machine interface.

     The Company was founded in Switzerland in 1981 and operated through a variety of related corporate entities until 1988. At that time, in connection with the Company's initial public offering in Switzerland, it was reorganized as a Swiss holding company, Logitech International S.A. With operational headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Romanel, Switzerland, and Hsinchu, Taiwan, R.O.C., Logitech is a Swiss public company traded in the U.S. on the Nasdaq National Market System (LOGIY) and in Switzerland under the symbols LOGN and LOGZ. In addition to its regional headquarters, the Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Recent Developments

     In September 1998, the Company acquired the QuickCam(R) PC video camera business of Connectix Corporation for $26.2 million (including closing and other transaction costs). The Company's QuickCam(R) brand is a market leader in PC video cameras for Windows and Macintosh. The PC video camera market has been experiencing rapid growth. This acquisition was consistent with the Company's intention to enter the PC video camera market, and its development efforts in that area. The Connectix business has been combined with the Company's video division.

     In December 1997, the Company sold its scanner product line to Storm Technology, Inc. ("Storm") for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company disposed of its scanner product line due to fundamental changes in the scanner market. The Company subsequently wrote off the note and common stock investments.

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

Industry Background

     One of the primary challenges facing the PC industry has been to create a natural man-machine interface. Growth in processing power, communications bandwidth and digital content, as well as extremely affordable prices (well under $1,000 in today's market) have created compelling reasons to purchase personal computers. However, these trends bring new challenges to users wanting to take full advantage of new processing power and new technologies in an intuitive manner, in the same way they are able to easily master most of today's consumer electronic devices.

     For many, using a PC is still difficult. For example, when attaching new peripheral devices, the user is confronted with a limited number of ports, the need to ensure hardware and software compatibility, and ultimately a workspace cluttered with wires and cords. This contrasts markedly with the setup and use of consumer electronics devices that have gradually adapted to become more user-friendly. Logitech believes that trends established in the consumer electronics market, such as brand identity, affordability, ease of installation and use, as well as visual appeal, are rapidly becoming important aspects of PC purchase decisions. Ways in which the Company is approaching these challenges include the incorporation of Universal Serial Bus (USB) architecture as a means to ensure easy installation, increased connectivity options and a consistent standard for peripheral attachment. Cordless radio technology, another promising interface structure endorsed by Logitech, addresses the problems of increasing clutter on the desktop as peripheral devices proliferate.

     Additionally, although today's personal computer has evolved from a productivity tool for word processing into an affordable multimedia appliance capable of creating manipulating vast amounts of graphics, sound and even full motion video, the interface devices sold with most new units are quite limited in the functionality they provide, especially since the need to strike a low price point dictates basic, no-frills peripherals, i.e. a basic mouse and alpha-numeric keyboard. Thus, the expanded capabilities present a significant opportunity to those vendors who provide innovative human interface tools for the computer, since in these areas, basic mice and alpha-numeric keyboards are only part of what is needed to effectively harness this new power.

The Logitech Solution

     Logitech provides consumers with a natural and intuitive bridge between the sensory rich analog world and the digital world of information. The Company's human interface devices provide user-centric solutions that are comfortable, easy to install and easy to use, and are combined with integrated software for seamless compatibility. The Company's products are often the most frequent point of physical interaction between people and their PCs. As such, the richness of the man-machine interface experience is an important element of overall user satisfaction. The Company's products are designed to reflect the way people want to work, learn, communicate and play, allowing users to customize and personalize their computing environment for a more natural interface.

     Over the past 18 years, the Company has established itself as a leading designer, manufacturer and marketer of computer control devices. Building on this leadership position, the Company has capitalized on the growth in personal computing by expanding its product lines. The Company now offers a wide range of products, from cordless mice to game controllers to keyboards to color PC video cameras. The Company's products help define the physical space that is commonly referred to as "the desktop". Logitech products for the desktop are intended to bring together all of the interface devices that business people, home users, and gamers need to make their time on the internet and time at the computer more productive, comfortable, and enjoyable. These devices offer strong industrial design in products that are engineered to work together.

     Logitech's human interface devices have long been at the forefront of technological innovation. In pointing devices, the Company pioneered optical sensing technology with the opto-mechanical mouse in 1982 and cordless connectivity with the cordless mouse in 1984. The Company is one of only a few manufacturers of optical trackballs in the world. The Company was also among the first to market the digital still camera in 1991. In addition, recognizing the limitations of many connectivity methods, the Company has continually embraced new connectivity standards, particularly those that contribute to increased ease of use. For example, Logitech was one of the first companies in the industry to recognize the importance of the Universal Serial Bus ("USB"), demonstrating the first working USB device at Comdex in Fall 1995.

     The Company believes the following to be among its key competitive strengths:

 .    Substantial Technical Expertise. The Company has accumulated significant expertise in the key engineering disciplines that underlie its products. For instance, Logitech's engineers have continuously enhanced motion-encoding technology for control devices over several distinct generations. Many of these technologies have applications across multiple product offerings, allowing the Company to leverage its accumulated technology investment.

 .    Retail Brand and Distribution. The Company believes the Logitech brand name and product designs are recognized worldwide as symbols of product quality, innovative design and price performance. Furthermore, the Company believes that in the consumer market, brand identity and brand awareness are important components of the purchase decision. Logitech's strong brand has enabled it to build an extensive retail distribution network and obtain critical shelf space. The Company believes that as the PC market becomes more competitive, access to shelf space will increasingly become a competitive factor.

 .    Volume Manufacturing Capability. The Company believes its established manufacturing capabilities are a significant competitive advantage. The Company has been building its Far East manufacturing presence for more than ten years, and its ISO 9000-certified manufacturing facilities are currently producing over 60 million units per year. As a result, Logitech has been able to maintain strict quality process controls and has realized significant cost efficiencies. Manufacturing expertise extends beyond production to include logistical support, just-in-time supply and process engineering.

 .    Strong OEM Relationships. The Company has long-established relationships with large original equipment manufacturer ("OEM") customers and currently sells to 19 of the 20 largest PC manufacturers in the world. Logitech is often the primary supplier for these products, and its engineering and design staff works collaboratively with OEM customers on the specifications for future products. The Company believes its OEM relationships provide it with valuable insight into the future of the computer marketplace and technological trends.

 .    Product Definition and Industrial Design Excellence. Logitech understands the balance between features and complexity, functionality and style, and price and performance. The Company believes that its ability to produce world-class, user-centric, industrial designs through the integration of in-house and external design resources sets it apart from competitors. Through the years, Logitech has received many awards for product design and innovation, including the Hanover Seal of Quality for Design and the Premio SMAU show in Italy, each in multiple years.

 .    Global Resources. Logitech is an internationally-minded company capable of drawing upon the strengths of its various cultures and locations. With centers in Europe, the United States and Asia, the Company has access to leading technology, markets, personnel and ideas from around the world. The Company believes that by fostering a strong international culture, it will be able to capitalize on the emergence of a worldwide PC marketplace by meeting the needs of customers in many countries.

Business Strategy

     Logitech's objective is to strengthen its leadership in the growing market for human interface devices, linking PC users to the growing digital world where people work, communicate, learn and play. At the same time, the company intends to broaden this market through the introduction of additional products and categories which extend interface devices to emerging areas such as the Internet and new technologies.

     In order to attain this objective, Logitech intends to leverage a key source of sustainable competitive advantage--being one of the few companies in the industry that is strong in both the OEM and retail channels. The Company plans to follow a two-pronged strategy--to build upon the hard-earned OEM business while growing its strong retail presence.

     Build Upon OEM Foundation

     Logitech's OEM business, while accounting for less than half of annual revenue, is the foundation of the Company's success. For over sixteen years, Logitech has been building its position in the OEM market, and has a majority market share with the leading PC vendors.

     Logitech plans to continue to develop and protect this foundation. This is in recognition that the OEM channel, while inherently less profitable than the retail channel, provides the high volumes necessary to drive down manufacturing and logistics costs and create the incentive to maintain extremely high levels of quality and service and to ensure rapid product development. In addition, the close relationship between the Company and its OEM customers results in early insight into emerging industry trends.

     Grow Retail Presence

     Logitech sees a growing installed base of increasingly affordable, connected and powerful PCs in the consumer marketplace. These PCs, many costing less than $1,000, usually ship with a limited number of interface devices, offering minimal functionality and comfort. As consumers spend less on PC systems, the Company believes that consumers may choose to upgrade their interface devices. The Company is positioned to take advantage of continued market growth by efficiently delivering a broad choice of compelling products, which address the need for effective bridges between people and information.

     Develop Products for Mass Consumer Markets

     The Company is directing its development efforts toward a variety of consumer areas, including the home, small businesses, education and others, in order to address the widest possible market by developing products with broad consumer appeal.

     First, Logitech has been responding to consumer demands and broadening its product lines. Besides pointing devices, the Company is active in gaming controllers, keyboards, multimedia speakers, and PC video cameras.

     Second, Logitech plans to continue delivering world-class, user-centric industrial designs so that consumers will have the choice to buy appealing products which they feel comfortable in using intensively, in a natural and intuitive way.

     Third, Logitech will continue to devote considerable resources, either internally or through partnerships, to maintain its track record for technological innovation, focusing on developments that will make the interface more productive, natural and enjoyable. Examples of this include devices which provide for enhanced realism by incorporating force feedback or 3D functionality. In April 1998, the Company purchased a 10% interest in Immersion Corporation, investing in technology that the Company believes is important in the force feedback field. Further, in June 1998, the Company purchased a 49% interest in Space Control GmbH, with an obligation under certain conditions to acquire the remaining shares. The Company believes that Space Control GmbH has a leading technology in 3D control devices. In September 1998, the Company acquired the PC video camera business of Connectix Corporation, a market leader in PC video cameras for Windows and Macintosh. The Company believes that these types of technology and devices will allow for more freedom and flexibility, make for easier connectivity via USB, and provide for low maintenance via optical rather than mechanical sensing.

     Enhance and Leverage the Logitech Brand

     The use of Logitech-branded devices on millions of desktops worldwide reinforces familiarity and brand recognition with consumers. Over the past year, the Company has invested significant time and resources in defining its brand personality by initiating a strong emphasis on brand marketing, establishing and staffing product marketing initiatives, and developing a cohesive retail packaging system. In addition, recognizing the central role of its logo in creating visual brand awareness, Logitech recently introduced an updated version of its logo. The Company plans to continue to invest in and protect its brand identity while expanding brand awareness. The Company enjoys a strong and growing brand presence in more than 15,000 retail outlets located in over 100 countries.

     Develop Products and Functionalities for Enhanced Internet Experience

     Logitech recognizes the Internet as a key component of today's desktop. Therefore, many of the Company's next-generation interface devices will be based on hardware and supporting software designed to facilitate Internet access and navigation. Keyboards and pointing devices will feature one-button Internet access and software shortcuts, while software bundled with the QuickCam(R) line of Internet video cameras will make online communication through "video chat" and video mail more seamless to the user. In addition, online gaming will be easier to launch and manage through advanced entertainment software created to support Logitech's growing family of entertainment control devices.

Products

     The Company operates in a single industry segment encompassing the design, development, manufacture, marketing and support of computer interface devices. All the Company's products share certain characteristics such as common customers, common sales channels and common Company infrastructure requirements.

     Logitech's interface devices comprise a complete family of products that surround users in all computing environments and include input and pointing devices such as corded and cordless mice, trackballs, and keyboards; gaming devices for entertainment such as joysticks, gamepads and steering wheels; multimedia speakers and PC video cameras. During fiscal year 1999 the Company shipped its two hundred millionth mouse. The Company's product families are summarized below.

 .    Mice.  Logitech offers many varieties of mice, sold through both OEM and retail channels. For example, the MouseMan(R) Wheel retail mouse is designed with curves, slopes and buttons to better fit the user's hand and features three finger-operated buttons, including a middle wheel button for easy scrolling and zooming, plus a thumb button. The Cordless Wheel Mouse incorporates a radio link to transmit data to the host computer. The three-button WingMan(R) Gaming Mouse was designed to meet the needs of competitive gamers, and features an extremely fast report rate which gives immediate on-screen response. All premium retail models are bundled with MouseWare(R) software, enabling users to program mouse buttons for specific tasks (for example, double-click). In addition to retail mouse models, the Company also sells both corded and cordless mice that are designed specifically for OEM customers.

 .    Trackballs.  Logitech produces several trackballs for the retail channel.
     All corded models use the Company's patented Marble(R) optical sensing technology, which enables reliable, accurate operation without the need to regularly clean the device to prevent build-up of dust or grease. In addition to desktop models, Logitech also offers TrackMan(R) Live!(TM)--a cordless, radio controlled handheld trackball unit designed for computer-based presentations.

 .    Keyboards.  Logitech's keyboards let the user focus on their work instead of how their keyboard works. The Company's Cordless Desktop(TM) combines a cordless keyboard with a three-button cordless wheel mouse. The Internet Keyboard puts all the favorite WEB commands, applications, and sites at the user's fingertips, while the NewTouch(TM) Compact Keyboard combines a split contoured key layout with space saving design.

 .    Joysticks.  Logitech offers WingMan(R) Force, WingMan(R) Interceptor(TM)
     and WingMan(R) Extreme(TM) Digital joysticks for air combat, adventure, flight simulator, racing and other games. Each has a distinctive industrial design with a sculpted grip to fit the user's hand. The WingMan Force was developed with I-Force(R) force feedback technology, licensed from Immersion Corporation, which uses high-precision steel cable drivers to create a force feedback experience.

 .    Gamepads.  Logitech gamepads are designed with features similar to those used with dedicated game platforms, and are for use with a wide variety of titles. The Company has added motion-sensing technology, which turns body motion into on-screen action, to its latest generation of gamepads. All gamepads are designed to be comfortable for extended play periods.

 .    Steering Wheels.  The Company's steering wheels offer smooth, precise steering with a textured rubbed wheel that provides a high degree of comfort and control. The WingMan(R) Formula(TM) Force racing system features a steel cable drive transmission based on I-Force(R) force feedback technology.

 .    Multimedia Speakers.  The Company's SoundMan(R) series of multimedia speakers allows sound to travel to a whole new level of quality. The SoundMan(R) Extreme(TM) system has a compact subwoofer with satellite speakers which saves desk space, yet delivers wall-shaking sound.

 .    PC Video Cameras.  Recently, Logitech acquired the QuickCam(R) business from Connectix Corporation. The combination of the two companies' respective product offerings provides a complete family of digital video cameras for all popular personal computer platforms and interface standards. The lineup includes both retail and OEM models.

Technology

     Logitech products are sophisticated systems that combine multiple engineering disciplines--mechanical, optical, electrical, software--and incorporate both cognitive and physiological elements in user-centric industrial designs. These systems share common design elements, including: sensors to detect and encode motion, images, sound or other analog data into electrical signals; custom ASICs; microcontrollers to convert and process signals received from the sensor; a communications subsystem to exchange signals with an attached computer; and a suite of driver, utility and user interface software modules. The Company believes these software modules complete a seamless user-centric solution for information input, access and control. Logitech's products incorporate the following principal technologies:

 .    Sensors and Encoders.  The Company's sensors and encoders transform analog motion and images into electrical signals. For example, all of Logitech's patented Marble(R) products utilize an optical trackball sensor, greatly improving trackball accuracy and durability. Trackball motion results in a shift in the speckled pattern imprinted on the ball, which is detected by an optical sensing system. Similarly, Logitech's digital cameras utilize optical sensors to detect colors, shapes and other image attributes and convert these attributes into electrical signals. Through a variety of sophisticated sensing and encoding techniques, Logitech has been able to reduce the number of circuits required in its mouse products, thereby lowering product manufacturing costs and improving reliability.

 .    Signal Processing Algorithms.  Logitech engineers employ sophisticated signal processing algorithms across many product lines to compute spatial displacements, enhance color image quality and compress or format data for transmission. For example, in the Company's PC video cameras, signal processing algorithms are used for color extraction, image enhancement and data compression.

 .    Application Specific Integrated Circuit Design.  The Company has developed in-house expertise in the design and testing of custom integrated circuits. In particular, Logitech has dedicated design professionals skilled in the development of mixed mode analog and digital circuits on one or multiple chips. For example, custom circuits in the Company's video camera are used to enhance video images. The Company owns a library of ASIC designs, which can be adapted for use in multiple products.

 .    Power Management.  The Company's products utilize advanced power management including techniques pioneered by Swiss watch manufacturers. Cables connected to separate power supplies are inconvenient in the case of products such as corded pointing devices, and impossible in the case of cordless devices. Consequently, the Company believes low power consumption is an essential product attribute for the consumer marketplace. In addition, with up to 127 devices potentially drawing power from a single
     USB port, the Company believes its power management expertise will be particularly important for the next generation of USB products.

 .    Radio Frequency Design.  The Company has been at the forefront in the development and supply of low bandwidth, low power radio frequency ("RF") technology for use over short distances. The Company is focusing its current cordless development efforts primarily on RF devices, but has also developed infrared products. As the functionality of the PC converges with televisions, VCRs and other consumer devices, Logitech believes consumers will demand the ability to control their PC from a distance. The Company has also developed a protocol that will allow multiple cordless devices to be used interchangeably.

 .    Force Feedback.  Force feedback adds a real physical sensation to computer systems, enabling users to feel surfaces, bumps, vibrations, textures, inertia, liquids, springs, and many other compelling physical phenomena. This licensed technology is primarily used in joysticks and steering wheels where game players can experience the actual physical sensation of being at the controls of a fighter jet or at the wheel of a racing car.

 .    Software Design.  The Company believes that software plays an important role in enhancing the functionality of its products. Accordingly, Logitech has consistently emphasized the design and integration of user-friendly software applications across its control device and video product lines. Moreover, the Company has realized cost reductions in the hardware component of certain products by improving the corresponding software. Currently, the Company is designing and developing software for future USB and RF products.

Research and Development

     The Company believes that continued investment in product research and development is critical to its continued success. The Company's international structure provides certain advantages and synergies to its overall product development efforts. Logitech's product research and development activities are conducted at three engineering centers located in Fremont, California, Romanel-sur-Morges, Switzerland and Hsinchu, Taiwan. As of March 31, 1999, the Company's operating subsidiaries employed a total of 230 employees in research and development.

     The location of the Company's U.S. subsidiary in Fremont, California facilities allows the Company access to Silicon Valley's talent pool, particularly important in the development of software and video technologies.
In addition, this location in the midst of the world's leading technology market enables the Company to compile market intelligence to define and position products and develop key strategic alliances.

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

     Through its Taiwanese subsidiary, the Company has established access to key Asian markets, engineering resources and high-tech manufacturing. Taiwan is a world leader in the manufacture of semiconductors, notebook computers, scanners, monitors and related products, and possesses a concentration of firms that specialize in advanced plastic injection molding and tooling. Moreover, the common language of Taiwan and China facilitates the transfer of products from the Company's launch site in Taiwan to its high volume manufacturing site in China.

     The Company is continually developing new products and enhancements to existing products. Across all product lines, the Company is devoting significant research and development resources to extending its cordless and USB capabilities. Within the game controller product line, development efforts are directed at enhancements in the functionality of such products. In the PC video product line, the Company has completed development of the first of its next generation USB digital cameras. This new lower cost camera is expected to increase Logitech OEM and Retail opportunities in the computing based communications market. The development of new, technologically-advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. Failure by the Company to anticipate or respond adequately to changing market conditions, or significant delays in product development or introduction, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's research and development expenses for fiscal years 1999, 1998 and 1997 were $31.4 million, $27.8 million, and $26.5 million. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

Marketing, Sales and Distribution

     The primary end-user markets for Logitech mice, trackballs and keyboards are consumer, small office and home office ("SoHo"), and, through its OEM customers, corporate. The primary end user market for Logitech entertainment devices, such as joysticks, gamepads and steering wheels, is consumers. The Company's end user markets for its PC video cameras are SoHo users, corporate buyers and consumers. Logitech's primary end user markets are in North America, Europe and Asia. However, it also markets its products in Australia, Latin America and other regions.

     Logitech builds awareness of its products and brand through targeted advertising, public relations efforts, in-store promotions and merchandising, a World Wide Web site and other efforts. It also develops knowledge of its end users through customer feedback and market research, including focus groups, product registrations, end user questionnaires, multi-client surveys and other techniques. Manufacturers of PCs and other products also receive customer feedback and perform end user market research, which sometimes result in specific requests to the Company for specific products, features or enhancements.

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

     Logitech sells to large OEM customers through a direct sales force and supports small OEM customers through distributors. Of the 20 largest PC manufacturers worldwide according to IDC, 19 are Logitech customers.

     In retail channels, Logitech's direct sales force sells to distributors and resellers. Its distributor customers typically resell products to retailers and small OEMs with which Logitech does not have a direct relationship. These distributors in the U.S. include Ingram Micro Inc., Merisel, Inc. and Tech Data Corporation, and in Europe include Computer 2000, Frank & Walter Computer, and Ingram Micro.

     Logitech also sells to major retail chains, where it typically enjoys access to significant shelf space. These chains in the U.S. include Best Buy Co., Inc., CompUSA, Inc., Office Depot, Inc., Staples, Inc., and Wal-Mart Stores, Inc., and in Europe include Carrefour, Dixons Stores Group PLC and Vobis. No single customer accounts for more than 10% of the Company's net sales.

     The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, due to its sales to large OEMs, distributors and high volume resellers, the Company maintains individually significant receivable balances with large customers. As of March 31, 1999, one customer represented 5.3% of total accounts receivable. The Company seeks to control its credit risk through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally does not require any collateral from its customers. If any of the Company's major customers were to default in the payment of its receivables owed to the Company, the Company's operating results could be materially adversely affected.

     Through its operating subsidiaries, the Company maintains sales offices or sales representatives in 17 countries, and throughout the United States.

     Net sales to unaffiliated customers by geographic region were as follows:

                                                  Year ended March 31,
                                          ------------------------------------
                                            1999          1998          1997
                                          --------     ----------    ---------
                                                   (In thousands)
Europe................................    $187,263      $145,064      $151,648
North America.........................     183,736       174,776       197,930
Far East..............................      77,137        70,387        64,138
                                          --------     ----------    ---------
Net sales.............................    $448,136      $390,227      $413,716
                                          ========     ==========    =========

Customer Service and Technical Support

     Through its operating subsidiaries, the Company maintains customer service and technical support operations in the United States, Europe, Asia and Australia. Customer service and technical personnel provide support services to retail purchasers of products via telephone and facsimile. The Company also maintains customer service through its World Wide Web site. This site is designed to expedite overall response time while minimizing the resources required for effective customer support. In general, OEMs provide customer service and technical support for their products, including components purchased from suppliers such as Logitech.

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

Manufacturing

     The Company's manufacturing operations consist principally of final assembly and testing. Logitech's high-volume manufacturing is located in Suzhou, China, where labor and overhead costs are significantly lower than in North America, Europe and Taiwan. The Suzhou facilities are designed to allow significant production growth as well as flexibility in responding to changing demands for the Company's products. The Company continues to focus on improving the efficiency at the Suzhou facilities, including a more efficient reconfiguration of the floor plan, the introduction of a "just-in-time" inventory control system and the implementation of total quality management and total employee involvement programs. In November of 1998, a molding factory and two cable factories were established in Suzhou five miles from the main final assembly lines. It is a high volume low cost vertical integration project that has reduced the product cost of casing and cabling for pointing devices.

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

Employees

     As of March 31, 1999, the Company's operating subsidiaries had a total of 4,170 regular and temporary employees, of whom 230 were in research and development, 3,360 were in manufacturing and distribution, 280 were in marketing, sales and support, and 300 were in administration. Of the total number of employees, 350 were in North America, 210 were in Europe and 3,610 were in Asia. None of the Company's U.S. employees is represented by a labor union or subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights which include requirements similar to collective bargaining agreements. The Company believes that its employee relations are good.

     The Company's success depends to a significant degree on the continued contributions of the Company's management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In this regard, the Company's Chief Financial Officer, Kristen Onken, joined the Company in February 1999. Certain of the Company's other senior management and other key personnel have recently joined the Company. The Company's success will depend in part on successful assimilation of these and other new employees. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, competition for whom is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

Competition

     The Company's business is characterized by intense competition, a trend of declining average selling pricesin OEM and performance enhancements of competing products in retail. The Company expects that competition will continue to be intense and may increase from current or future competitors. Logitech believes that the principal competitive factors include the price, performance, user-centric design, ease of use, quality and timeliness of products, as well as the responsiveness, capacity, technical abilities, established customer relationships, retail shelf space, advertising and promotion programs, and brands of manufacturers.

     The Company competes primarily with 3Com, Alps, Creative Technology, Intel, Interact Multimedia, Kensington/Advanced Gravis, Kodak, KYE/Mouse Systems, Microsoft, Mitsumi, Philips and Primax.

     Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. In this regard, Microsoft is the Company's chief competitor in the market for pointing and gaming devices. Microsoft is also a leading producer of operating systems and applications with which the Company's pointing and gaming devices are designed to operate. As a result of its position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications in advance of the Company. In certain instances, this ability may provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that the Company is not able to offer. Certain of the Company's competitors may also have patents or intellectual property rights which provide them with an advantage. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements. Consequently, the Company expects to continue to experience increased competition and significant price reductions, which could result in decreased gross margin, loss of market share and lack of acceptance of the Company's products. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately to any price decreases in order to maintain its existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

ADDITIONAL RISK FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

     In addition to other factors identified in this Form 20-F, the following risk factors could materially and adversely affect the Company's future operating results, and could cause actual events to differ materially from those predicted in the Company's forwarding looking statements relating to its business.

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

Concentration of Operations in China and Taiwan

     Substantially all of the Company's manufacturing operations are located in Suzhou, China and Hsinchu, Taiwan. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continues to evolve and the Company expects differences in interpretation and enforcement to continue in the foreseeable future. In addition, the Company's Chinese employees in Suzhou are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in certain respects from those in the United States and Europe. The Suzhou facility is managed by several key Taiwanese expatriate employees of the Company. The loss of such employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may have a material adverse effect on the Company's Suzhou manufacturing operations.

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

ITEM 2.  DESCRIPTION OF PROPERTY

     Logitech's U.S. subsidiary has its operational headquarters are located in Fremont, California in a leased building comprising approximately 95,600 square feet. This facility is also occupied by Logitech's Americas headquarters, including research and development, product marketing, sales management, technical support and administration. The Company's Fremont lease expires in March 2006. The Company's U.S. subsidiary also leases space located in San Mateo, California, consisting of approximately 8,500 square feet for additional research and development. This lease expires in September 2000.

     Logitech's Europe headquarters are in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 28,600 square feet and includes research and development, product marketing, sales management, technical support, administration and certain Logitech group activities such as finance.

     Logitech's Asia headquarters are in a Company-owned 112,000 square foot facility in Hsinchu, Taiwan, and includes mechanical engineering, new product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance, marketing, sales and administration. The Hsinchu facility also serves as a distribution center for the Company. Logitech's high volume manufacturing is located in Suzhou, China, comprised of a company-owned 253,716 square foot building and a building comprised of approximately 91,500 square feet and is subject to a lease due to expire in July 2003.

     Logitech has major distribution centers in Union City, California, Nijmegen, the Netherlands and Hsinchu, Taiwan. The Union City facility is 86,500 square feet and is being leased by the Company until September 2000. The distribution center in Nijmegen is comprised of approximately 7,150 square feet and is subject to a lease due to expire in July 2000. The Company believes that its current facilities will be adequate for its needs for the foreseeable future.

ITEM 3.  LEGAL PROCEEDINGS

     In December 1997, Logitech Inc. filed suit against KYE Systems Corp., KYE International Corp. and Mouse Systems Corp. in the United States Court, Eastern District of Texas, Texarkana Division, seeking damages and equitable relief based on allegations of patent infringement. In February 1998, Mouse Systems Corporation filed suit against Logitech Inc. in the United States District Court for the Northern District of California, seeking damages and equitable relief also based on allegations of patent infringement. Logitech Inc. is also involved in several other pending lawsuits with respect to patent and, to a lesser extent, trade dress and trade secret infringement, involving its intellectual property rights and the intellectual property rights of others. Logitech Inc. believes that these lawsuits are without merit and intends to defend against them vigorously. In addition, in late 1998, a Company's subsidiary in Suzhou, China was sued in China for patent infringement involving certain of the Company's mouse products. The Company believes the lawsuit is without merit and intends to defend against it vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in or settlement of any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

     The Company is involved from time to time in disputes with respect to its intellectual property rights and the intellectual property rights of others. Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in substantial costs and expenses to the Company and significant diversion of effort by the Company's technical and management personnel. In addition, there can be no assurance that litigation, either instituted by or against the Company, will not be necessary to resolve issues that may arise from time to time in the future. Furthermore, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products. Any such litigation could have a material adverse effect upon the Company's business, financial condition or results of operations.

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

ITEM 4.  CONTROL OF REGISTRANT

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's registered shares as of June 1, 1999 by (i) each shareholder known by the Company to be the beneficial owner of more than ten percent of the Company's registered shares and (ii) all executive officers and directors as a group. To the knowledge of the Company, it is not directly or indirectly owned or controlled by any corporation or by any foreign government.

                                                                                Shares
                                                                              Beneficially
          Name of Beneficial Owner                                              Owned(1)        Percentage(2)
          --------------------------                                         --------------    --------------
          Daniel Borel(3)                                                       234,935             12.1%
          Pierluigi Zappacosta                                                  194,082             10.0%
          All directors and executive officers as a group (9 persons)           254,442             13.1%

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Registered shares subject to options or warrants that are currently exercisable or exercisable within 60 days after June 1, 1999 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.

(2) Percentage ownership is calculated based on 1,936,765 registered shares issued and outstanding, which excludes 64,923 registered shares held in treasury.

(3) Includes 114,200 registered shares registered in the name of Sylviane Borel (Mr. Borel's wife), and 3,000 registered shares registered in the name of Mr. Borel's children. Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife.

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

                                                               Price per Registered Share
                                                               --------------------------
                                                     High          Low          High          Low
                                                      CHF          CHF           $             $
                                                  ---------     --------     ---------     --------
          Fiscal 1995:
           First quarter...................         220.0          140.0      165.10        105.07
           Second quarter..................         151.0          100.0      117.37         77.73
           Third quarter...................         110.0           80.0       83.97         61.07
           Fourth quarter..................         104.0           81.0       91.79         71.49
          Fiscal 1996:
           First quarter...................          86.0           73.0       74.69         63.40
           Second quarter..................         136.0           83.0      117.65         71.80
           Third quarter...................         128.0          111.0      110.92         96.19
           Fourth quarter..................         145.0          104.0      121.88         87.42
          Fiscal 1997:
           First quarter...................         160.0          133.0      127.95        106.36
           Second quarter..................         159.0          126.0      126.64        100.36
           Third quarter...................         194.5          129.0      145.26         96.34
           Fourth quarter..................         299.0          190.5      207.92        132.48
          Fiscal 1998:
           First quarter...................         276.0          241.0      188.78        164.84
           Second quarter..................         288.0          208.3      198.95        143.89
           Third quarter...................         270.0          223.0      184.68        152.53
           Fourth quarter..................         243.0          205.5      159.63        134.99
          Fiscal 1999:
           First quarter...................         240.0          201.5      158.42        133.00
           Second quarter..................         215.0          130.3      155.71         94.33
           Third quarter...................         176.0          111.5      128.14         81.18
           Fourth quarter..................         205.0          153.2      138.75        103.71

     The Swiss Exchange is a private organization comprised of 60 members. As of April 30, 1999, 230 Swiss companies and 185 foreign companies were listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

     The Swiss Exchange is an order-driven exchange system. Transactions on the Swiss Exchange are transmitted electronically via a high-speed computer processing center. Trading is divided into three separate phases: pre-opening, opening and continuous trading. During the pre-opening phase, the system is available for entries into the order book, inquiries and reporting off-exchange transactions, which are subject to additional regulations. During the opening phase, the system fixes the opening price for the particular security. During the continuous trading phase orders are matched. The Swiss Exchange interrupts, for limited periods, trading in a security that is subject to significant price fluctuation.

American Depositary Shares

     On March 27, 1997, the Company consummated a public offering in the U.S. of 200,000 registered shares, represented by 2,000,000 ADSs. On April 25, 1997, the Company sold an additional 30,000 registered shares, represented by 300,000 ADSs pursuant to an option granted to the underwriters in the offering to cover over-allotments. Each ADS represents one-tenth of one registered share. As of June 1, 1999, there were 2,001,688 registered shares issued and outstanding held by 2,492 holders of record. According to the records of the Bank of New York (the Depositary), as of June 1, 1999, there were approximately 854,600 ADSs issued and outstanding under the Deposit Agreement.

     The ADSs are traded on the Nasdaq National Market. The table below presents the high and low closing sales prices for ADSs on the Nasdaq National Market.

                                                               High          Low
                                                             --------      -------
          Fiscal 1997:
           Fourth quarter (March 27 to March 31)...........   $16.25        $16.19
          Fiscal 1998:
           First quarter...................................   $19.00        $16.38
           Second quarter..................................   $18.88        $14.00
           Third quarter...................................   $18.75        $15.00
           Fourth quarter..................................   $16.75        $13.38
          Fiscal 1999:
           First quarter...................................   $15.75        $13.13
           Second quarter..................................   $14.38        $ 9.25
           Third quarter...................................   $12.50        $ 8.50
           Fourth quarter..................................   $14.13        $11.25

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

Swiss Taxation

     Gain on Sale

     Under present Swiss law, an individual holding registered shares or ADSs will generally be exempted from any Swiss federal, cantonal or municipal income or other tax on gains realized during the year on the sale of registered shares or ADSs. A corporation holding registered shares or ADSs which (i) is a non-resident of Switzerland, (ii) has not engaged in a trade or business through a permanent establishment within Switzerland during the taxable year and (iii) is not subject to taxation in Switzerland for any other reason will also be exempted from tax on realized gains on the sale of registered shares or ADSs.

     Stamp, Issue and Other Taxes

     Switzerland generally does not impose stamp, registration or similar taxes on the sale of registered shares or ADSs by a holder thereof unless such sale or transfer occurs through or with a Swiss securities dealer (as defined in the Swiss Stamp Duty Law).

     Withholding Tax

     Under present Swiss law, any dividends paid in respect of registered shares will be subject to the Swiss Anticipatory Tax at the rate of 35%, and the Company will be required to withhold tax at such rate from any dividend payments made to a holder of registered shares. Such dividend payments may qualify for reduction of or refund of the Swiss Anticipatory Tax by reason of the provisions of a double tax treaty between Switzerland and the country of residence or incorporation of a holder, and in such cases such holder will be entitled to claim a refund of all or a portion of such tax in accordance with such treaty. The Treaty provides for a mechanism whereby a United States resident or United States corporations can generally seek a 20/35ths refund of the Swiss Anticipatory Tax paid on dividends in respect of registered shares.

ITEM 8.  SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 20-F.

                                                                               Year ended March 31,
                                                        ----------------------------------------------------------------------
                                                            1999           1998           1997          1996          1995
                                                        ------------   -----------    ------------  -----------   ------------
                                                                (In thousands, except share and per share amounts)
Consolidated statement of operations data:
Net sales...........................................    $  448,136     $  390,227     $  413,716    $  355,043    $  302,813
Gross profit........................................       140,118        116,961        122,860        95,779        75,734
Operating expenses:
 Marketing and selling..............................        62,745         52,931         54,722        45,730        41,305
 Research and development...........................        31,378         27,774         26,481        20,705        18,717
 General and administrative.........................        23,625         19,944         20,380        19,553        17,382
 Acquired in-process research and development (1)...         6,200             --             --            --            --
 Restructuring and other (2)........................            --             --             --            --         8,896
                                                        ------------   -----------    ------------  -----------   ------------
Total operating expenses............................       123,948        100,649        101,583        85,988        86,300
                                                        ------------   -----------    ------------  -----------   ------------
Operating income (loss).............................        16,170         16,312         21,277         9,791       (10,566)
Loss on sale of product line (3)....................        (7,272)        (3,174)            --            --            --
Net income (loss)...................................         7,137         15,456         21,060         8,193       (19,375)
Net income (loss) per share:
 Basic..............................................         $3.69          $8.19     $    13.00    $     5.03    $   (11.80)
 Diluted............................................         $3.58          $7.82     $    12.36    $     4.99    $   (11.80)
Shares used to compute net income (loss) per share:
 Basic..............................................     1,933,610      1,888,232      1,620,326     1,630,029     1,642,177
 Diluted............................................     1,991,337      1,977,057      1,703,696     1,640,616     1,642,177
Cash dividend per share (4).........................    $       --     $       --     $   0.9623    $       --    $   1.7945

                                                                                         March 31,
                                                        ----------------------------------------------------------------------
                                                            1999           1998           1997          1996          1995
                                                        ------------   -----------    ------------  -----------   ------------
                                                                              (In thousands)
Consolidated balance sheet data:
Cash and cash equivalents...........................     $ 43,251       $ 72,376        $ 38,504      $ 28,564      $ 36,265
Total assets........................................      294,489        208,479         216,423       181,321       197,349
Long-term debt, net of current maturities...........        3,624          3,031           3,188         4,768         6,520
Shareholders' equity................................      139,754        132,734         111,691        71,438        69,162

1) In connection with acquisition of Connectix Corporation's PC video camera business, the Company recorded a one-time charge of $6.2 million for acquired in-process research and development.

2) The 1995 restructuring charge relates to discontinuing manufacturing activities in the U.S. and Ireland, the write-off of assets for phased out product lines, and a reduction in global work force.

3) In December 1997, the Company sold its scanner product line and recorded a $3.2 million loss on the sale. In 1999, the Company wrote off $5.8 million related to the convertible note and common stock investment in Storm. The additional expenses in 1999 primarily relate to costs to conclude certain obligations exceeding management's estimate made in 1998.

4)   Dividends were declared in Swiss francs and translated into U.S. dollars.

Exchange Rates

  Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of the registered shares on the Swiss Exchange and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa.

  The following table sets forth certain historical information with respect to the Noon Buying Rate for dollars expressed in Swiss francs per dollar.

                                                            Average(1)         High            Low        Period End
                                                         ----------------  -------------  -------------  -------------
Fiscal 1992............................................      CHF 1.471         CHF 1.344      CHF 1.590      CHF 1.502
Fiscal 1993............................................          1.418             1.225          1.548          1.490
Fiscal 1994............................................          1.464             1.391          1.531          1.410
Fiscal 1995............................................          1.314             1.133          1.458          1.133
Fiscal 1996............................................          1.170             1.117          1.232          1.189
Fiscal 1997............................................          1.296             1.192          1.489          1.438
Fiscal 1998............................................          1.460             1.535          1.385          1.522
Fiscal 1999............................................          1.437             1.515          1.374          1.478

(1) Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This annual report to shareholders contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below.

Overview

  The Company was founded in Switzerland in 1981 and operated through a variety of related corporate entities until 1988. At that time, in connection with the Company's initial public offering in Switzerland, it was reorganized as a Swiss holding company, Logitech International S.A. The Company maintains its headquarters in Fremont, California. The Company's regional European and Asian affiliates are headquartered in Romanel-sur-Morges, Switzerland and Hsinchu, Taiwan. In addition, through its subsidiaries, Logitech has manufacturing operations in China and Taiwan, with distribution facilities in the United States, Europe and Asia.

  The Company's net sales are primarily derived from sales of interface devices for computers. These products include mice, trackballs, keyboards, joysticks, gamepads, steering wheels, PC video cameras and, until December 1997, color personal scanners.

  In September 1998, the Company acquired the PC video camera business of Connectix Corporation for $26.2 million (including closing and other transaction costs). Connectix's QuickCam(R) brand is a market leader in PC video cameras for Windows and Macintosh. The PC video camera market has been experiencing rapid growth. This acquisition was consistent with the Company's intention to enter the PC video camera market, and its development efforts in that area. The Connectix business has been combined with the Company's video division.

  In December 1997, the Company sold its scanner product line to Storm Technology, Inc. ("Storm") for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company disposed of its scanner product line due to fundamental changes in the scanner market.

  The Company sells its products through two primary channels, original equipment manufacturers ("OEMs") and a network of retail distributors and resellers ("retail"). Products sold to OEMs, principally control devices, are generally resold to end users bundled with new PCs. Sales to OEMs as a percentage of total net sales can vary significantly and have ranged from 32% to 47% on a quarterly basis over the past three fiscal years.

  The Company's gross margins are affected by a number of factors, including retail and OEM sales mix, product mix, product obsolescence, and price and cost reductions. In 1999 and 1998, the Company experienced improvements in gross margin, primarily due to a higher proportion of relatively higher margin retail sales, and the realization of cost reductions from the Company's high volume manufacturing operations in China. Over the long term, the Company believes this trend is not sustainable. Gross margins are likely to decline over the long term due to significant price pressures in the OEM market from PC manufacturers aggressively targeting low cost PCs, changes in product mix in the retail market toward lower margin products, and a decline in the rate of cost reductions in the Company's manufacturing operations.

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

Results of Operations

  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                                                  Year ended March 31,
                                                                           ----------------------------------
                                                                           1999           1998           1997
                                                                           ----           ----           ----
Net sales...........................................................       100.0%         100.0%         100.0%
Cost of goods sold..................................................        68.7           70.0           70.3
                                                                           ------         ------         ------
Gross profit........................................................        31.3           30.0           29.7
Operating expenses:
 Marketing and selling..............................................        14.0           13.6           13.3
 Research and development...........................................         7.0            7.1            6.4
 General and administrative.........................................         5.3            5.1            4.9
 Acquired in-process research and development.......................         1.4             --             --
                                                                           ------         ------         ------
Operating income....................................................         3.6            4.2            5.1
Interest income (expense), net......................................          .2             .4            (.2)
Loss on sale of product line........................................        (1.6)           (.8)            --
Other income, net...................................................         (.3)            .5             .6
                                                                           ------         ------         ------
Income before income taxes..........................................         1.9            4.3            5.5
Provision for income taxes..........................................          .3             .3             .4
                                                                           ------         ------         ------
Net income..........................................................         1.6%           4.0%           5.1%
                                                                           ======         ======         ======

Year Ended March 31, 1999 Compared to Year Ended March 31, 1998

  Net income for the year ended March 31, 1999 was $7.1 million compared to $15.5 million in 1998. During 1999, net income was impacted by two non-recurring charges, an in-process research and development charge of $6.2 million (before tax) which was part of the Company's acquisition of the QuickCam(R) PC video camera business of Connectix Corporation, and a $5.8 million (before tax) write-off of a note receivable and equity investment in Storm Technology. Excluding the two non-recurring charges, net income for the year ended March 31, 1999 was $17.3 million.

  Net Sales

  Net sales for the year ended March 31, 1999 increased 15% to $448.1 million. Excluding the discontinued scanner product line, net sales increased 26%. This growth was shared across all product categories, but primarily from the Company's new keyboard and video products, as well as increases from both the Company's cordless wheel-enhanced mice and OEM corded mice.

  Sales of control devices grew by 19%, reflecting growth in both the retail and OEM channels. The Company's traditional retail pointing device sales, which include mice and trackballs, grew by 11%. The strength of these sales is due to the Company's cordless mouse offerings and trackball product line. While cordless products have traditionally been well received in Europe, the Company is beginning to see increased acceptance in the U.S. as well. Sales of gaming products, which include joysticks, steering wheels and gamepads, grew by 24% over last year. In the second half of the fiscal year, sales of gaming products increased by 62%, reflecting the expanded and revitalized products introduced during the third fiscal quarter. Keyboard products are a source of very strong growth, as the Company's market share in the U.S. has increased from 0% to over 20% during the last 15 months. The Company has also seen significant market share gains in Europe.

  Sales of pointing devices to OEM customers grew by 5%, with unit volume increasing 28%. This increase is a result of increased market share, partially offset by declining average selling prices.

  The Company introduced its video products in the third fiscal quarter, including the integration of the QuickCam business acquired in September 1998. Video sales in the fourth quarter grew by 46% over the Christmas quarter of 1999. This improvement over a traditionally high volume selling season reflects both the continued rapid growth in the overall market as well as acceptance of the Company's video products.

  Gross Profit

  Gross profit consists of net sales, less cost of goods sold, which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit for the year ended March 31, 1999 increased 20% to $140.1 million. Gross profit as a percentage of sales improved from 30.0% to 31.3%. The slight improvement in overall gross margin percentage reflects both a favorable sales mix between the retail and lower margin OEM channels and the divestiture of the low-margin scanner product line. The Company has also been able to continue to achieve product cost reductions.

  However, the price pressures in the OEM business led to a significant margin decline in this area compared to last year. While the Company continues to achieve cost reductions offsetting much of the impact of lower prices, the price reductions for some of the Company's largest customers have outpaced the cost reduction efforts. In the retail channel, the product mix shifted in the last half of the fiscal year towards lower margin retail products such as keyboards and PC digital video cameras. This reflects the Company broadening of the overall retail product offering. As a result of these factors, the Company expects overall gross margins to decline next year.

  Marketing and Selling

  Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expense for the year ended March 31, 1999 increased 19% to $62.7 million. This increase is directly related to the Company's increased sales performance. As a percentage of sales, marketing and selling costs increased from 13.6% to 14.0%. Marketing costs reflect significant investments in channel marketing, brand awareness through refreshed packaging and associated marketing materials, and advertising. The Company also continued to improve the quality of its web site and strengthened e-commerce capabilities. In April 1999, the Company's e-commerce web site was unveiled, where customers can purchase all Logitech products online.

  Research and Development

  Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs. Research and development expense for the year ended March 31, 1999 increased 13% to $31.4 million. As a percentage of sales, research and development decreased slightly from 7.1% to 7.0%. This decline occurred despite the increased development in the gaming device area and the PC video camera area prior to the launch of new products in these areas.
The Company introduced a number of new gaming devices and video cameras during the Christmas season. Increased costs in the above areas were offset by the elimination of development costs for the scanner product line sold in December 1997. The Company expects to continue to devote significant resources to research and development to sustain and improve its competitive position.

  General and Administrative

  General and administrative expense consists of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expense for the year ended March 31, 1999 increased 18% to $23.6 million, or 5.3% of net sales, compared to $19.9 million, or 5.1% of net sales in 1998. This increase was primarily due to increased headcount, amortization of goodwill and intangible assets, and higher legal costs.

  Acquired In-Process Research and Development

  In connection with the Connectix acquisition, the Company recorded a one-time charge of $6.2 million for acquired in-process research and development in the quarter ended September 30, 1998. At the time of the acquisition, research and development of several video camera products and a new version of the related software application were in process. The in-process video camera products are cost-reduced versions of current products and, in one case, a new very low cost camera. The new software will be integrated into all video camera products and will incorporate faster frame rates and better video quality.

  The remaining research and development efforts required to complete the in-process research and development and to introduce products based upon resulting technologies included additional development of hardware and software by Connectix personnel who joined Logitech in connection with the acquisition and outside contractors. The future hardware development included integrated circuit design as well as system integration. The future software development included video-based software applications to increase functionality, make user interface easier, and to integrate third party applications. Future research and development costs to complete development of the in-process products were estimated to be approximately $3 million, to be incurred during fiscal 1999 and 2000. The estimated revenue from the in-process products were expected to begin in fiscal 2000, and to peak during fiscal 2000 and 2001 as other new products are expected to become available. These projections are based on estimates of market size and growth, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors.

  Associated risks include the inherent uncertainties in completing each project and thereby achieving technological feasibility, achieving anticipated levels of market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Late in fiscal 1999, one in-process video camera project was cancelled because the Company determined that the market was not sufficient for that product. Expected future revenues associated with this product were not significant. The discount factor applied to the future cash flows for the in-process technologies was 20% based on an independent assessment of the weighted cost of capital and the risks associated with the in-process products.

  Interest Income (Expense)

  Interest income for the year ended March 31, 1999 was $.9 million compared to $1.6 million in 1998. The decline was the result of increased interest expense due to short-term borrowings to finance working capital needs in the third and fourth quarters of fiscal 1999.

  Sale of Product Line

  During the second quarter of 1999, the Company wrote off $5.8 million relating to the convertible note and common stock investment in Storm. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. In addition, in October 1998, Storm filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and in November 1998 the case was converted to a Chapter 7 bankruptcy case. The additional $1.5 million primarily relates to costs to conclude certain obligations exceeding management's estimate made in fiscal 1998.

  Other Income, Net

  Other expense for 1999 was $1.4 million, compared to other income of $2.2 million last year. This change was primarily due to net foreign currency exchange losses in 1999 compared to gains last year. The currency exchange losses this year were due to the unfavorable exchange rate movements between the Company's manufacturing sites in Asia and the distribution sites in Europe, particularly related to the strengthening of the U.S. dollar against the EURO and other European currencies in the second and fourth fiscal quarters. The currency exchange gains in 1998 are the result of the U.S. dollar strengthening against the Taiwan dollar.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes and is based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income and losses are generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of realizing deferred tax assets. The provision for income taxes for the year ended March 31, 1999 decreased to $1.3 million, representing a 15.0% effective tax rate, from $1.5 million, representing an 8.8% effective tax rate in 1998. The Company's effective tax rate is dependent on achieving forecasted taxable income levels in a number of jurisdictions, most importantly in the U.S. If the Company is unable to achieve sufficient forecasted taxable income in those jurisdictions, the Company's effective tax rate could increase significantly.

Year Ended March 31, 1998 Compared to Year Ended March 31, 1997

  Net Sales

  Net sales for the year ended March 31, 1998 decreased 6% to $390.2 million. This decrease was due to a $43 million decline in scanner revenue compared to the prior year. Scanner revenues were negatively impacted by extremely aggressive price competition combined with consumer preference for flatbed scanners, for which Logitech did not have a branded product. The Company sold the scanner product line in December 1997.

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

  Gross Profit

  Gross profit for the year ended March 31, 1998 decreased 5% to $117 million. Gross profit as a percentage of sales improved from 29.7% to 30%. The slight improvement in gross margin percentage was primarily due to reduced production costs at the Company's high volume manufacturing operation in Suzhou, China and a higher proportion of sales of control devices into the higher margin retail channel. The gross margin improvement was achieved despite the absorption of nearly $7 million of negative gross margins from the scanner product line.

  Marketing and Selling

  Marketing and selling expense for the year ended March 31, 1998 decreased 3% to $52.9 million. As a percentage of sales, marketing and selling expense increased from 13.3% to 13.6%. Despite the slight decrease, which was primarily due to reduced selling expenses, the Company has invested in a new visual marketing strategy that includes a refreshed logo, new packaging, an updated web site and other associated marketing materials. The Company's strategy in this area is to continue to build brand awareness, thereby strengthening one of its key corporate assets.

  Research and Development

  Research and development expense for the year ended March 31, 1998 increased 5% to $27.8 million. As a percentage of sales, research and development increased from 6.4% to 7.1%. This growth reflects a 21% increase in the control device area partially offset by a 28% reduction in the scanner area. The large increase for control devices reflects the Company's ongoing commitment to invest in developing future generations of products in this core business. In the fourth quarter of fiscal 1998, the Company increased its research and development investment, particularly in entertainment product development, and is accelerating these efforts in the first half of 1999 for entertainment products expected for the 1998 Christmas season. The Company expects to continue to devote significant resources to research and development to sustain and improve its competitive position.

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

  Sale of Product Line

  In December 1997, the Company sold its scanner product line to Storm Technology Inc. for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company recognized a loss on this sale in fiscal 1998 of $3,174,000.

  Other Income, Net

  Other income for the year ended March 31, 1998 decreased slightly to $2.2 million from $2.3 million. The relatively small change reflects lower currency exchange gains in fiscal 1998, partially offset by the write down of an investment to net realizable value in the prior year.

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

Liquidity and Capital Resources

  Cash Balances, Available Borrowings and Capital Resources

  At March 31, 1999, cash and cash equivalents totaled $43.3 million. In addition, the Company had credit lines with several European and Asian banks totaling $57.7 million. As is common for businesses in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of March 31, 1999, $32.7 million was available under these facilities.

  Since fiscal 1996, the Company has financed its operations and capital requirements primarily through cash flow from operations, bank borrowings and the sale of equity securities. The Company anticipates that its capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

  Cash Flow from Operating Activities

  The Company's operating activities generated cash of $16.8 million for the year ended March 31, 1999, compared to $43.5 million and $27.5 million in 1998 and 1997. The decrease in 1999 was primarily due to increased working capital requirements. Accounts receivable increased mainly due to the higher level of revenues generated in the second half of 1999 compared to 1998. Inventory levels and product accounts payable increased over last year due to the broader product offerings that were introduced in the second half of 1999 compared to the same period in 1998.

  The increase in 1998 over 1997 was primarily the result of improved working capital management, as both receivables and product inventories were reduced significantly more than the decline in product payables. In addition, as a result of the sale of the scanner product line in December 1997, scanner product inventories and work-in-process were sold or liquidated and no additional scanner inventories were added. These reductions in working capital needs more than offset the lower sales level and resulting lower gross profit compared to 1997.

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $64.8 million in the year ended March 31, 1999, compared to $7.9 million and $17.8 million in 1998 and 1997. Cash used in 1999 included $40.0 million, primarily for three acquisitions--the PC video camera business of Connectix Corporation, 49% of the outstanding shares of Space Control GmbH, and 10% of the outstanding shares of Immersion Corporation. Capital expenditures totaled $24.8 million in 1999, compared to $12.9 million in 1998, as the Company continued to invest in property, plant and equipment. The increase in 1999 capital expenditures related primarily to the Company's computer systems implementation project.

  The Company's investing activities used cash of $7.9 million for the year ended March 31, 1998, consisting of $12.9 million in capital expenditures, net of $5 million received from the sale of the scanner product line. The Company's investing activities of $17.8 million for the year ended March 31, 1997 consisted primarily of capital expenditures.

  Cash Flow from Financing Activities

  Net cash provided by financing activities in the year ended March 31, 1999 was $19.1 million. This represents principally an increase in short-term debt primarily for working capital needs and to finance part of the Company's acquisition of the PC video camera business of Connectix Corporation.

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

  The Company's financing activities generated cash of $1.1 million in the year ended March 31, 1997. Sale of the Company's equity securities generated cash of $33.4 million, of which $26.8 million represents the proceeds (net of commissions and expenses) from the U.S. public offering. An additional $3.7 million was generated from the issuance of new equity securities. These cash flows were partially offset by $14.8 million spent to acquire treasury shares. Proceeds from the sale of equity securities enabled the Company to reduce its debt by $21.8 million. Although the Company also paid dividends of $1.6 million in 1997, the Board of Directors subsequently announced its intention not to recommend any payment of cash dividends in the future in order to retain future earnings for use in the operation and expansion of the Company's business.

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future. Fixed commitment for capital expenditures, primarily for computer system implementation, approximated $1.9 million at March 31, 1999.

Year 2000

  The "Year 2000 Issue" is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Software with time-sensitive functions may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

  Program Management

  To address the potential effects of the year 2000 issue, the Company has adopted a program that addresses two areas, internal infrastructure and external infrastructure. The Company's Y2K program involves all levels and departments, and the project plan, status, accomplishments and risks are reported regularly to the Board of Directors. The Company's Y2K effort is being handled internally, and the costs have not been nor are they expected to be significant.

  Internal Infrastructure

  The Company's IS efforts can be divided into five phases: Inventory, Assessment, Verification, Testing, and Remediation. The Inventory phase consists of compiling a master list of all potentially affected hardware, software, and intelligent devices. Once the list is completed, the Assessment phase involves review of the list to determine critical items. The critical list is then put through the Verification phase, where the Y2K status of each item is determined, and vendor test procedures and results obtained if possible. The Testing phase covers testing all items on the critical list, using vendor test procedures if possible and an industry-standard procedure if not, for Y2K compliance. If any Y2K-related failures are found, those items are listed for the Remediation phase to fix or replace. The Company has completed its inventory and assessment of all systems and devices worldwide and is currently completing verification of all mission critical items.

  Systems and equipment testing of both Far East manufacturing locations has been completed with minimal problems found, and remediation is underway. Core systems testing in the remaining major locations is expected to be completed by the middle of 1999. Upon the completion of the remaining testing, any necessary remediation will be planned and executed by the third quarter of 1999.

  The Company is currently engaged in a separate project to replace the computer hardware and software it uses to operate, monitor and manage its business on a daily basis. The suppliers have indicated that their products accurately accommodate dates beyond the year 1999. The Company is testing these capabilities as part of its implementation process. Under the current schedule, this implementation will be complete by the third calendar quarter of 1999. As a backup, the company has upgraded the unimplemented sites to a new version of the current software that is Y2K compliant. As a contingency, the Company could continue to use the upgraded version of the current software if the implementation of the new software is delayed.

  External Infrastructure

  The Company has developed and implemented an extensive supplier verification program, addressing both material and service suppliers. All significant component suppliers have been surveyed and the top suppliers, representing all commodities used in manufacture, have been visited on site to generate assurance of their Y2K readiness. All site visits have been completed and all top suppliers will continue to be monitored throughout the remainder of the year. All significant suppliers and operational business partners have also attended conferences held at the Company's facilities to further develop and mutually discuss awareness of potential Y2K issues.

  Service suppliers have been identified and mission critical companies have been surveyed worldwide. In addition, direct contact has been made with many of the top companies to further determine their Y2K efforts. If any concerns are discovered, the Company will work closely with the supplier and pursue resolution, including seeking alternatives, as necessary.

  The Company's global operations rely heavily on the infrastructure within the countries in which it does business, particularly in China where the Company's manufacturing facilities are located. Like other companies operating in foreign countries, lack of readiness by power, water and communication agencies or providers of general infrastructure could pose significant impediments to the Company's ability to carry on its normal operations.

  Products

  The Company's complete current product line is fully Y2K compliant. Although none of the Company's products contain any integral date-handling, all current products have been tested for compliance and Y2K-related testing has been incorporated into the quality assurance procedure for all newly-released products. The Company maintains a comprehensive list of its compliant products on its Y2K web page.

  Conclusion

  Despite the Company's efforts to address the Y2K impact on its systems and operations, the Company has not fully identified such impact or whether it can resolve it without disruption of its business without incurring significant expense. In addition, even if the systems and operations of the Company are not materially affected by the Y2K issue, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts. As a result, an interruption of certain normal business activities could result, which could materially and adversely affect the Company's operations, liquidity and financial condition.

Euro
  On January 1, 1999, certain member countries of the European Union established a new common currency, the euro. Also on January 1, 1999, the participating countries fixed the rate of exchange between their existing legacy currencies and the euro. The new euro currency will eventually replace the legacy currencies currently in use in each of the participating countries. Euro bills and coins will not be issued until January 1, 2002.

  Companies operating within the participating countries may, at their discretion, choose to operate in either legacy currencies or the euro until January 1, 2002. The Company expects its affected subsidiaries to continue to operate in their respective legacy currencies for at least one year. The Company can, however, accommodate transactions for customers and suppliers operating in either legacy currency or euros.

  The Company believes that the creation of the euro will not significantly change its market risk with respect to foreign exchange. Having a common European currency may result in certain changes to competitive practices, product pricing and marketing strategies. Although we are unable to quantify these effects, if any, management at this time does not believe the creation of the euro will have a material effect on the Company.

Other Matters

  The Company recognizes revenue upon product shipment, less amounts for estimated returns and price protection. Amounts provided for returns and price protection are estimated based upon historical experience and the Company's assessment of inventory in the channels. Although the Company believes that it has provided adequate amounts for projected returns, from time to time it has experienced return levels in excess of amounts provided, and no assurance can be given that such amounts will be sufficient for actual returns in future periods. In addition, the Company continuously introduces product upgrades, enhancements and improved packaging, and thus may experience higher rates of returns of its older products.

  The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryforwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the realizability of deferred tax assets. The Company regularly assesses the realizability of deferred tax assets based on a number of factors, including the Company's past earnings history and expected future taxable income over a two-year period. As a result of this process, a valuation allowance is recorded for deferred tax assets when management believes it is more likely than not that the Company will not realize such deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates in the past three fiscal years reflect a variety of factors that may not be present in fiscal 2000. As a result, the Company's effective income tax rate is likely to increase in future periods.

  In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. The Company has not previously paid any such VAT on its exported Chinese manufactured products. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company therefore believes this matter will not have a material adverse effect on the Company's financial condition, cash flows or results of operations. Were the VAT to be applied to the Company for the prior periods, the Company could incur a significant charge to operations. There can be no assurance that any application of the VAT to the Company would not have a material adverse effect on the Company's financial condition, cash flows or results of operations.

ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

  As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results.

  Foreign Currency Exchange Rates

  Currently, the Company's primary exposures relate to non-dollar denominated sales in Europe and Asia and non-dollar denominated operating expenses and inventory costs in Europe and Asia, as well as net assets located in these geographies. For the year ended March 31, 1999, 42% of the Company's sales were denominated in non-U.S. currencies and at March 31, 1999, 37% of the Company's net assets were recorded in non-U.S. currencies.

  The Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of shareholders' equity. At the present time, the Company does not hedge any currency exposures. The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by foreign subsidiaries, net income would have been adversely impacted by approximately $6.5 million.

  Interest Rates

  Changes in interest rates could impact the Company's anticipated interest income on its cash equivalents and interest expense on debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse change in interest rates from the fiscal 1999 year end rates would not have a material adverse effect on the Company's results of operations, cash flows or financial condition for the next year.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Executive Officers

  The directors and executive officers of the Company as of June 1, 1999 are as follows:

Name                        Age  Position
----                        ---  --------
Daniel V. Borel              49  Chairman of the Board
Guerrino De Luca             46  President and Chief Executive Officer, Director
Gregory Chambers             37  Sr. Vice President, Worldwide Sales and Marketing
Erh-Hsun Chang               49  Sr. Vice President, Operations and General Manager, Far East
Wolfgang Hausen              56  Sr. Vice President and General Manager, Control Devices Division
Kristen Onken                49  Sr. Vice President, Finance, and Chief Financial Officer
Kwong Soon Chay (1)          46  Director
Pier Carlo Falotti (2)       56  Director
Jean-Louis Gassee (1)(2)     54  Director
Frank Gill (3)               55  Director - elect

(1)  Member of the Compensation Committee
(2)  Member of the Audit Committee
(3) Mr. Gill will be presented to the shareholders for election to the Board of Directors on June 29, 1999

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

  Guerrino De Luca joined the Company as President and Chief Executive Officer in February 1998, and became a member of the Board of Directors in June 1998. Prior to that time, Mr. De Luca served as Executive Vice President of Worldwide Marketing for Apple Computer, Inc., a personal computer company, from February 1997 to September 1997, and as President of Claris Corporation, a personal computing software vendor, from February 1995 to February 1997. Prior to this, Mr. De Luca held various positions with Apple in the United States and Europe. Mr. De Luca holds a BS in Electronic Engineering from the University of Rome, Italy.

  Gregory Chambers joined the Company as Senior Vice President, Worldwide Sales and Marketing in July 1998. Prior to joining Logitech, Mr. Chambers served from September 1995 as Vice President of Marketing for Fujitsu PC Corporation, and from May 1993 as Director, Channel Marketing at Acer America. Mr. Chambers holds a BS in Industrial Technology from California State Polytechnic University and an MS in Management from the University of Southern California.

  Erh-Hsun Chang joined the Company as Vice President, General Manager, Far Eastern Area and Worldwide Operations in December 1995. In April 1997, Mr. Chang was named Senior Vice President, General Manager, Far Eastern Area and Worldwide Operations. During 1986 and 1987, Mr. Chang held various other positions with the Company. From January 1994 to December 1994, Mr. Chang was Vice President, Sales and Marketing, Power Supply Division, of Taiwan Liton Electronics Ltd., and from December 1991 to January 1994, Mr. Chang was Vice President, Manufacturing Consulting at KPMG Peat Marwick. Mr. Chang holds a BS in Civil Engineering from Chung Yuang University, Taiwan, an MBA from the University of Dallas, and an MS in Industrial Engineering from Texas A&M University.

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

  Kristen Onken joined the Company as Senior Vice President, Finance, and Chief Financial Officer in February 1999. From February 1996 to February 1999, Ms. Onken served as Vice President of Finance at Fujitsu PC Corporation. From 1991 to February 1996, Ms. Onken was employed by Sun Microsystems, Inc. first as Controller of the Southwest Area; then from 1992 to 1996 she served as Director of Finance, Sun Professional Services. Ms. Onken holds a BS degree from Southern Illinois University and an MBA in Finance from the University of Chicago, Illinois.

  Kwong Soon Chay was elected a director of Logitech International S.A. in June 1997. Since July 1996, Mr. Chay has been Managing Director of IntreSource Systems Pte, Ltd. Prior to that time, Mr. Chay held various executive positions with Creative Technology Ltd. from 1986 to June 1996, including President/COO from 1992. Mr. Chay holds a degree in Physics from University of Singapore.

  Pier Carlo Falotti has been a director of Logitech International S.A. since June 1996. Since September 1996, Mr. Falotti has been Senior Vice President for Europe, Middle East and Africa of Oracle Corporation. From February 1994 until September 1996, Mr. Falotti was Executive Vice President of International Operations for AT&T, where he also served as President and Chief Executive Officer for Europe, Middle East and Africa. From 1992 to 1994, Mr. Falotti was President and Chief Executive Officer of The Ask Group, Inc. From 1969 to 1992, Mr. Falotti was with Digital Equipment Corporation, serving as President and Chief Executive Officer of Digital Europe, Middle East and Africa from 1983.
Mr. Falotti holds a degree in Electrical Engineering from the Institute Avogadro, Torino, Italy.

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

  Frank Gill is being presented to the shareholders for election to the Board of Directors on June 29, 1999. Mr. Gill served in a variety of positions in sales and marketing, product development and manufacturing operations at Intel Corporation from 1975 until his retirement in June 1998, including Executive Vice President in 1996, General Manager of the Internet and Communications Group from 1995 and from 1990 through 1994, General Manager of Intel's Systems Group. He currently serves on the Boards of Tektronix Inc., Inktomi Corporation, Sequent Computer Systems, Inc. and Telcom Semiconductor, Inc. Mr. Gill holds a BS in Electrical Engineering from the University of California, Davis.

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

  Board Composition

  The Company's Articles of Incorporation set the minimum number of directors at three. The Company has five directors as of June 1, 1999. At the shareholders meeting scheduled for June 29, 1999, one additional person will be presented for election. If he is elected, the number of directors will be six. Directors are elected by the shareholders at a shareholders meeting for a term of three years. Executive officers are appointed by the Board of Directors to serve on such terms and conditions and with such restrictions as the Board of Directors establishes.

  The Board has established an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent accountants, recommends the engagement of accountants and reviews the Company's internal audits. The Compensation Committee approves the compensation of Company executives and makes recommendations to the Board of Directors with respect to standards for setting compensation levels for other employees.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

  In the fiscal year ended March 31, 1999, the Company's three non-employee directors during that year were paid an aggregate of $63,000 (translated at the Noon Buying Rate on March 31, 1999). Directors who are also employees of the Company do not receive any additional compensation for their service on the Board of Directors. Directors are reimbursed for certain expenses in connection with attendance at Board and Committee meetings.

  The Company paid an aggregate of $1,821,000, denominated in U.S. dollars and in Swiss francs and Taiwanese dollars (translated at the Noon Buying Rate on March 31, 1999), to six executive officers for services rendered in all capacities to the Company in the fiscal year ended March 31, 1999. A portion of the compensation paid to the executive officers in fiscal 1999 was pursuant to certain annual performance-based bonus arrangements.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

   As of June 1, 1999, there were outstanding options to purchase an aggregate of 415,170 registered shares at exercise prices ranging from $0 - $258 and expiration dates ranging from April 2000 to April 2009. As of June 1, 1999, the Company's directors and executive officers held options to purchase an aggregate of 99,257 registered shares at exercise prices ranging from $20.00 - $193.75 with expiration dates ranging from April 2002 to April 2009.

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

   The Company has responded to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

   See pages F-1 through F-20.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS
  a. Financial Statements

      Report of Independent Accountants

      Consolidated balance sheets at March 31, 1999 and 1998

      Consolidated statements of income for the years ended March 31, 1999, 1998 and 1997

      Consolidated statements of cash flows for the years ended March 31, 1999, 1998 and 1997

      Consolidated statements of changes in shareholders' equity for the years ended March 31, 1999, 1998, and 1997

      Notes to consolidated financial statements

  b.  Exhibits

  Exhibit Number    Description of Document
  --------------    -----------------------
  10.1              Logitech International S.A. Amended and Restated 1996 Stock
                    Plan
  21.1              List of Subsidiaries of the registrant.
  23.1              Consent of PricewaterhouseCoopers SA, Independent
                    Accountants

                                  SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Logitech International S.A.



                                    By:     /s/  Guerrino De Luca
                                       -------------------------------------
                                         Guerrino De Luca
                                         President and Chief Executive Officer


                                    By:     /s/  Kristen M. Onken
                                       -------------------------------------
                                         Kristen M. Onken
                                         Chief Finance Officer,
                                         Chief Accounting Officer,
                                         and U.S. Representative

                          LOGITECH INTERNATIONAL S.A.

                         INDEX TO FINANCIAL STATEMENTS

                                                                Page
                                                                ----

  Report of Independent Accountants                             F-2

  Consolidated balance sheets at March 31, 1999 and 1998        F-3

  Consolidated statements of income for the years
    ended March 31, 1999, 1998 and 1997                         F-4

  Consolidated statements of cash flows for the years
    ended March 31, 1999, 1998 and 1997                         F-5

  Consolidated statements of changes in shareholders' equity
    for the years ended March 31, 1999, 1998 and 1997           F-6

  Notes to consolidated financial statements                    F-7

REPORT OF INDEPENDENT ACCOUNTANTS


  To the Board of Directors and Shareholders of Logitech International S.A.


  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/  PricewaterhouseCoopers SA

Lausanne, Switzerland
April 28, 1999

                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
              (In thousands, except share and per share amounts)

                                                                                                March 31,
                                                                                       ------------------------
                                                                                           1999         1998
                                                                                       ----------   -----------
                                    ASSETS
Current assets:
 Cash and cash equivalents........................................................      $ 43,251       $ 72,376
 Accounts receivable..............................................................        93,501         56,776
 Inventories......................................................................        70,100         32,417
 Other current assets.............................................................        13,907         15,087
                                                                                        --------       --------
     Total current assets.........................................................       220,759        176,656
Investments.......................................................................        13,856          1,879
Property, plant and equipment.....................................................        40,203         28,845
Intangible assets.................................................................        18,247            387
Other assets......................................................................         1,424            712
                                                                                        --------       --------
     Total assets.................................................................      $294,489       $208,479
                                                                                        ========       ========

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Short-term debt..................................................................      $ 25,385       $  5,999
 Accounts payable.................................................................        83,640         37,565
 Accrued liabilities..............................................................        41,377         28,561
                                                                                       ---------      ---------
     Total current liabilities....................................................       150,402         72,125
Long-term debt....................................................................         3,624          3,031
Other liabilities.................................................................           709            589
                                                                                       ---------      ---------
     Total liabilities............................................................       154,735         75,745
                                                                                       ---------      ---------
Commitments and contingencies (Note 13)

Shareholders' equity:
  Registered shares, par value CHF 20 - 2,101,688 authorized, 653,312 and 353,312 conditionally authorized at March 31, 1999 and 1998, 2,001,688 issued and
   outstanding at March 31, 1999 and 1998.........................................        28,738         28,738

  Additional paid-in capital......................................................        75,717         75,577
  Less registered shares in treasury, at cost, 64,923 at March 31, 1999 and
   72,989 at March 31, 1998.......................................................        (6,643)        (6,677)

  Retained earnings...............................................................        54,323         47,186
  Cumulative translation adjustment...............................................       (12,381)       (12,090)
                                                                                       ---------      ---------
     Total shareholders' equity...................................................       139,754        132,734
                                                                                       ---------      ---------
     Total liabilities and shareholders' equity...................................      $294,489       $208,479
                                                                                       =========      =========

  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
              (In thousands, except share and per share amounts)

                                                                                         Year ended March 31,
                                                                            ---------------------------------------------
                                                                                1999            1998            1997
                                                                            ------------     -----------     ------------
Net sales................................................................     $  448,136      $  390,227       $  413,716
Cost of goods sold.......................................................        308,018         273,266          290,856
                                                                            ------------     -----------     ------------
Gross profit.............................................................        140,118         116,961          122,860
Operating expenses:
 Marketing and selling...................................................         62,745          52,931           54,722
 Research and development................................................         31,378          27,774           26,481
 General and administrative..............................................         23,625          19,944           20,380
 Acquired in-process research and development............................          6,200              --               --
                                                                            ------------     -----------     ------------
Operating income.........................................................         16,170          16,312           21,277
Interest income (expense), net...........................................            906           1,592             (752)
Loss on sale of product line.............................................         (7,272)         (3,174)              --
Other income (expense), net..............................................         (1,407)          2,222            2,305
                                                                            ------------     -----------     ------------
Income before income taxes...............................................          8,397          16,952           22,830
Provision for income taxes...............................................          1,260           1,496            1,770
                                                                            ------------     -----------     ------------
Net income...............................................................     $    7,137      $   15,456       $   21,060
                                                                            ============     ===========     ============
Net income per share:
 Basic...................................................................     $     3.69      $     8.19       $    13.00
 Diluted.................................................................     $     3.58      $     7.82       $    12.36
Net income per ADS:
 Basic...................................................................     $      .37      $      .82       $     1.30
 Diluted.................................................................     $      .36      $      .78       $     1.24
Shares used to compute net income per share:
 Basic...................................................................      1,933,610       1,888,232        1,620,326
 Diluted.................................................................      1,991,337       1,977,057        1,703,696

  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                         Year ended March 31,
                                                                              -------------------------------------------
                                                                                   1999            1998            1997
                                                                              -----------     -----------    ------------
Cash flows from operating activities:
 Net income...............................................................       $  7,137        $ 15,456        $ 21,060
 Non-cash items included in net income:
  Depreciation and amortization...........................................         15,778          13,379          11,483
  Acquired in-process research and development............................          6,200              --              --
  Write-off of investments and note receivable............................          5,800              --           1,222
  Loss on disposal of property, plant and equipment.......................          1,081             792           1,045
  Loss on sale of product line............................................             --           3,174              --
  Stock compensation expense and other....................................            537             419           2,765
  Deferred income taxes...................................................         (1,844)         (1,238)         (3,107)
 Changes in assets and liabilities:
  Accounts receivable.....................................................        (31,886)          7,368         (10,756)
  Inventories.............................................................        (32,301)         19,923         (13,177)
  Other current assets....................................................         (1,916)          2,294            (309)
  Accounts payable........................................................         40,672         (12,355)          8,706
  Accrued liabilities.....................................................          7,541          (5,739)          8,518
                                                                              -----------     -----------    ------------
    Net cash provided by operating activities.............................         16,799          43,473          27,450
                                                                              -----------     -----------    ------------
Cash flows from investing activities:
 Additions to property, plant and equipment...............................        (24,756)        (12,888)        (17,869)
 Cash proceeds from sale of product line..................................             --           5,000              --
 Acquisitions and investments in affiliated companies.....................        (40,048)             --              45
                                                                              -----------     -----------    ------------
    Net cash used in investing activities.................................        (64,804)         (7,888)        (17,824)
                                                                              -----------     -----------    ------------
Cash flows from financing activities:
 Net borrowings (repayment) of short-term debt............................         19,063         (12,012)        (18,388)
 Borrowings of long-term debt.............................................             --              --           2,146
 Repayment of long-term debt..............................................           (172)           (107)         (3,400)
 Purchase of treasury shares..............................................         (4,018)            (29)        (14,824)
 Proceeds from sale of treasury shares....................................          4,192          11,896          33,389
 Proceeds from issuance of registered shares..............................             --              --           3,741
 Dividends paid...........................................................             --              --          (1,571)
                                                                              -----------     -----------    ------------
    Net cash provided by (used in) financing activities...................         19,065           ( 252)          1,093
                                                                              -----------     -----------    ------------

Effect of exchange rate changes on cash and cash equivalents..............           (185)         (1,461)           (779)
                                                                              -----------     -----------    ------------
    Net increase (decrease) in cash and cash equivalents..................        (29,125)         33,872           9,940
                                                                              -----------     -----------    ------------
Cash and cash equivalents at beginning of period..........................         72,376          38,504          28,564
                                                                              -----------     -----------    ------------
Cash and cash equivalents at end of period................................       $ 43,251        $ 72,376        $ 38,504
                                                                              ===========     ===========    ============

Supplemental cash flow information:
 Interest paid............................................................       $  1,230        $    530        $  1,943
 Income taxes paid........................................................       $  1,423        $  1,494        $  3,033
Non-cash investing and financing activities: property acquired through
 capital lease financing..................................................       $  1,007              --              --

  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              (In thousands, except share and per share amounts)


                                                             Additional                                 Cumulative
                                         Registered shares    paid-in       Treasury shares  Retained   translation
                                         ---------- ------                  ---------------
                                          Shares     Amount   capital     Shares    Amount   earnings   adjustment      Total
                                         -------     ------   -------     ------    ------   --------   ----------       ----
April 1, 1996.........................  1,955,000   $28,090    $46,292   322,476    $(14,881)    $12,241   $   (304)   $ 71,438

Net income............................         --        --         --        --          --      21,060         --      21,060
Cumulative translation adjustment.....         --        --         --        --          --          --     (5,090)     (5,090)
                                                                                                                       --------
 Total comprehensive income...........         --        --         --        --          --          --         --      15,970
                                                                                                                       --------
Dividends ($ .9623 per share).........         --        --         --        --          --      (1,571)        --      (1,571)
Purchase of treasury shares...........         --        --         --   121,667     (14,824)         --         --     (14,824)
Sale of treasury shares upon exercise
 of options and purchase rights.......         --        --      2,132   (60,020)      5,607          --         --       7,739

Sale of treasury shares...............         --        --         59    (1,284)        100          --         --         159
Issuance of registered shares upon
 exercise of options..................     46,688       648      5,336        --          --          --         --       5,984

Sale of treasury shares in public
 offering, net of related expenses....         --        --     19,611  (200,000)      7,185          --         --      26,796
                                       ----------   --------  -------- ---------   ---------    --------   --------  ----------
March 31, 1997........................  2,001,688   $28,738    $73,430   182,839    $(16,813)    $31,730   $ (5,394)   $111,691
                                       ----------   --------  -------- ---------   ---------    --------   --------  ----------

Net income............................         --        --         --        --          --      15,456         --      15,456
Cumulative translation adjustment.....         --        --         --        --          --          --     (6,696)     (6,696)
                                                                                                                      ---------
 Total comprehensive income...........         --        --         --        --          --          --         --       8,760
                                                                                                                      ---------
Purchase of treasury shares...........         --        --         --       200         (29)         --         --         (29)
Sale of treasury shares upon exercise
 of options and purchase rights.......         --        --        348   (80,050)      7,424          --         --       7,772
Sale of treasury shares in public
 offering, net of related expenses....         --        --      1,799   (30,000)      2,741          --         --       4,540
                                        ---------   --------  -------- ---------   ---------    --------   --------  ----------
March 31, 1998........................  2,001,688   $28,738    $75,577    72,989    $ (6,677)    $47,186   $(12,090)   $132,734
                                        ---------   --------  -------- ---------   ---------    --------   --------  ----------

Net income............................         --        --         --        --          --       7,137         --       7,137
Cumulative translation adjustment.....         --        --         --        --          --          --       (291)       (291)
                                                                                                                      ---------
 Total comprehensive income...........         --        --         --        --          --          --         --       6,846
                                                                                                                      ---------
Purchase of treasury shares...........         --        --         --    33,906      (4,018)         --         --      (4,018)
Sale of treasury shares upon exercise
 of options and purchase rights.......         --        --        140   (41,972)      4,052          --         --       4,192
                                        ---------   --------  -------- ---------   ---------    --------   --------  ----------
March 31, 1999........................  2,001,688   $28,738    $75,717    64,923    $ (6,643)    $54,323   $(12,381)   $139,754
                                        =========   ========  ======== =========   =========    ========   ========  ==========

  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- The Company:

  Logitech International S.A. is incorporated in the Canton of Vaud, Switzerland and, together with its subsidiaries, is referred to as "Logitech" or the "Company." The Company designs, manufactures and markets human interface devices which often serve as the primary physical interface between users and their personal computers and other multimedia devices. The Company's products include mice, trackballs, keyboards, joysticks, gamepads, steering wheels, PC video cameras and, until December 1997, color personal scanners. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

Note 2 -- Summary of Significant Accounting Policies:

  Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and comply with relevant Swiss law.

  Use of Estimates

  In conformity with U.S. GAAP, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Revenue Recognition

  Revenues are recognized when products are shipped. Revenues from sales to distributors and authorized resellers are subject to terms allowing price protection and certain rights of return. Accordingly, allowances for estimated future returns and price protection are provided for upon revenue recognition. Such amounts are estimated based on historical rates of returns, distributor inventory levels and other factors.

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

  Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts and notes receivable. The Company maintains cash and cash equivalents with various financial institutions to limit exposure with any one financial institution.

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The Company sells its products to large OEMs and to high volume resellers and, as a result, maintains individually significant receivable balances with large customers. At March 31, 1999, one customer represented 5.3% of total accounts receivable; and at March 31, 1998, two customers represented 5.5% and 5.7% of total accounts receivable. The Company's OEM customers tend to be well capitalized, multi-national companies, while retail customers may be less well capitalized. The Company controls its credit risk with respect to accounts receivable through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable. The Company generally does not require collateral from its customers.

  Inventories

  Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. Provisions are made for potentially excess or slow moving inventories.

  Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Additions and improvements are capitalized, whereas maintenance and repairs are expensed as incurred. Depreciation is provided using the straight-line method over estimated useful lives of five to 25 years for plant and buildings, and one to five years for equipment.

  Intangible Assets

  Intangible assets principally include goodwill, acquired technology and trade names. Intangible assets are recorded at cost and amortized on the straight-line method over periods not exceeding ten years. Accumulated amortization of intangible assets was $5.5 million and $3.0 million at March 31, 1999 and 1998. The Company periodically evaluates the recoverability of intangible assets based on such factors as the occurrence of a significant adverse event or, if expected, future net undiscounted cash flows would become less than the carrying amount of the asset.

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

  Net Income Per Share

  Basic earnings per share is computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share is computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents included in the Company's diluted earnings per share computations are registered shares issuable upon the exercise of stock option or stock purchase plan agreements (using the treasury stock method).

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Stock Compensation Plans

  The Company has adopted the pro forma disclosure-only requirements of SFAS 123, "Accounting for Stock-Based Compensation," which requires companies to measure employee stock compensation based on the fair value method of accounting. As permitted by SFAS 123, the Company will continue to follow the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the grant date.

  Reclassifications

  Certain amounts reported in prior years' financial statements have been reclassified to conform with the current year presentation.

Note 3 -- Business Acquisition:

  In September 1998, the Company completed the acquisition of Connectix Corporation's QuickCam(R) PC video camera business for approximately $26.2 million (including closing and other costs). The Connectix business has been combined with the Company's video division to offer a complete line of PC video cameras for personal computer platforms. The transaction was recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired business from the date of acquisition have been included in the consolidated statement of income.

  In connection with the acquisition, the Company recorded approximately $19.4 million in goodwill and other intangible assets. In addition, the Company recorded a one-time charge of $6.2 million for acquired in-process research and development in the quarter ended September 30, 1998. At the time of the acquisition, research and development of several video camera products and a new version of the related software application were in process. The percentage of completion for these products ranged from 32% to 62%. The percentage of completion for each project was determined using estimates of effort, value added, and degree of difficulty of the portion of each project completed as of the acquisition date, as compared to the remaining research and development needed to bring each project to technical feasibility. An independent appraisal was performed which used the income approach to determine the fair value of the Connectix business and its identifiable assets, including the portion of the purchase price attributed to the in-process research and development. The income approach includes an analysis of the markets, completion costs, cash flows, other required assets, contributions made by core technology and risks associated with achieving such cash flows.

Note 4 -- Equity Investments:

  In June 1998, the Company acquired 49% of the outstanding shares of Space Control GmbH, the German-based provider of Logitech's Magellan 3D Controller. The acquisition agreement provides for an option for the Company to acquire the remaining outstanding shares of Space Control if certain conditions are met. The Company is using the equity method of accounting for this investment. In April 1998, the Company acquired 10% of the outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. The Company has used the cost method of accounting for this investment.

Note 5 -- Sale of Product Line:

  In December 1997, the Company sold its scanner product line to Storm Technology Inc. for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company recognized a loss on this sale in fiscal 1998 of $3,174,000.

  During the second quarter of 1999, the Company wrote off the convertible note and common stock investment in Storm. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. In addition, in October 1998, Storm filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and in November 1998 the case was converted to a Chapter 7 bankruptcy case.

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 -- Initial Public Offering in the U.S.:

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

Note 7 -- Comprehensive Income:

  As of April 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." Comprehensive income, which is reported in the Statements of Consolidated Shareholders' Equity, is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income and the net change in the accumulated foreign currency translation adjustment account. The adoption of SFAS 130 had no impact on net income or shareholders' equity.

Note 8 -- Balance Sheet Components:

                                                                                             March 31,
                                                                                   ----------------------------
                                                                                       1999             1998
                                                                                   -----------       ----------
                                                                                         (In thousands)
Accounts receivable:
 Accounts receivable..........................................................        $ 99,669         $ 64,835
 Allowance for doubtful accounts..............................................          (2,067)          (1,837)
 Allowance for returns and other..............................................          (4,101)          (6,222)
                                                                                    ----------         --------
                                                                                      $ 93,501         $ 56,776
                                                                                    ==========         ========
Inventories:
 Raw materials................................................................        $ 13,077         $  5,695
 Work-in-process..............................................................           1,566            1,441
 Finished goods...............................................................          55,457           25,281
                                                                                    ----------         --------
                                                                                      $ 70,100         $ 32,417
                                                                                    ==========         ========
Property, plant and equipment:
 Land.........................................................................        $  1,875         $  1,881
 Plant and buildings..........................................................          26,028           25,051
 Equipment....................................................................          78,849           57,272
                                                                                    ----------         --------
                                                                                       106,752           84,204
 Less accumulated depreciation................................................         (66,549)         (55,359)
                                                                                    ----------         --------
                                                                                      $ 40,203         $ 28,845
                                                                                    ==========         ========

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 -- Financing Arrangements:

  Short-term Credit Facilities

  To support short-term working capital requirements, the Company had several uncommitted, unsecured bank lines of credit aggregating $57,724,000 at March 31, 1999. Borrowings outstanding were $25,062,000 and $5,999,000 at March 31, 1999 and 1998. At March 31, 1999, the borrowings under these agreements were denominated in U.S. dollars, Japanese yen, Chinese yuan, and Taiwanese dollars at a weighted average annual interest rate of 5.45% and were due on demand.

  Long-term Debt

                                                                                                  March 31,
                                                                                         ---------------------------
                                                                                            1999             1998
                                                                                         ----------      -----------
                                                                                            (In thousands)
Renewable Swiss mortgage loan due April 2004, bearing interest at 4.0%, secured by
 properties with net book values aggregating $1,889,000 at March 31, 1999..........         $3,113         $3,031

Capital lease obligation, with repayments of $323,000, $331,000 and $180,000 in
 fiscal 2000, 2001 and 2002........................................................            834             --
                                                                                         ---------       --------
Total long-term debt...............................................................          3,947          3,031
Less current maturities............................................................            323             --
                                                                                         ---------       --------
Long-term portion..................................................................         $3,624         $3,031
                                                                                         =========       ========

Note 10 -- Shareholders' Equity:

  In June 1998, the shareholders approved an increase of 300,000 conditional registered shares, par value CHF 20, the issuance of which is conditional upon the exercise of stock options granted under the Company's stock option plans and the issuance of shares under the Company's employee share purchase plans.

  Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately $27,842,000 at March 31, 1999) and is subject to shareholder approval.

  Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this reserve equals 20% of the Company's issued and outstanding aggregate par value share capital. Certain other countries in which the Company operates apply similar laws. These legal reserves represent an appropriation of retained earnings that are not available for distribution and approximated $5,266,000 at March 31, 1999.

Note 11 -- Employee Benefit Plans:

  Stock Compensation Plans

  Employee Share Purchase Plans

  Under the 1989 and 1996 Employee Share Purchase Plans (the "Purchase Plans"), eligible employees may purchase registered shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in the Purchase Plans, purchase agreements are automatically exercised at the end of each offering period. No compensation expense was recorded for the years ended March 31, 1999 and 1998. Compensation expense of $1,440,000 was recorded for the year ended March 31, 1997, and was credited to additional paid-in capital.

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Stock Option Plans

  Under the 1988 Stock Option Plan (the "1988 Option Plan"), options to purchase registered shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the registered shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered the 1988 Option Plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years. Further grants may not be made under this plan.

  In June 1996, the shareholders approved the 1996 Stock Option Plan (the "1996 Option Plan"), which became effective upon closing the U.S. public offering in March 1997. Under the 1996 Option Plan, options for registered shares may be granted to employees at exercise prices of not less than 100% of the fair market value of the registered shares on the date of grant. A total of 600,000 registered shares may be issued under the 1996 Option Plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

  The Company also maintains a limited number of other small option agreements, principally for directors and certain foreign executives, under which options may be granted at exercise prices at fair market value, or discounts to fair market value of the registered shares on the date of grant.

  Compensation expense is recorded when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. Compensation expense of $283,000, $409,000 and $1,325,000 was recorded for the years ended March 31, 1999, 1998 and 1997. Such amounts are accrued as a liability when the expense is recognized and subsequently credited to additional paid-in capital upon exercise of the related stock option. Compensation expense arising from stock options outstanding at March 31, 1999 to be recognized in future periods approximates $771,000.

  In recognition of the decline in the fair market value of the Company's registered shares, the Company repriced options to purchase approximately 286,867 registered shares in October 1998 to the then current fair market value. In return for the lower exercise price, the vesting period of the repriced options started over as of the reissue date. The weighted average per share exercise price of the outstanding shares subject to option prior to conversion was $132.19 the repriced exercise price was $96.90.

  A summary of activity under the stock option plans is as follows (shares are translated into U.S. dollars based upon specific Swiss franc prices; ADSs are included at equivalent share numbers and prices):

                                                                         Year ended March 31,
                                         ---------------------------------------------------------------------------------
                                                 1999                         1998                         1997
                                         -----------------------    -------------------------   --------------------------
                                                       Exercise                     Exercise                     Exercise
                                         Number         Price         Number         Price         Number        Price
                                         ---------    ----------    ----------     ----------   ------------     ---------
Outstanding, beginning of year.........     311,955      $121          222,070         $ 86       154,617          $0-101
Granted................................     481,652      $104          182,044         $167       167,095          $  103
Exercised..............................     (24,674)     $ 84          (56,896)        $120       (77,105)         $   84
Cancelled or expired...................    (340,932)     $140          (35,263)        $143       (22,537)         $   88
                                          ---------                  ---------                  ---------
Outstanding, end of year...............     428,001      $ 93          311,955         $121       222,070          $   86
                                          =========                  =========                  =========

Exercisable, end of year...............      76,749      $ 88           68,341         $ 81        66,152          $   79

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The following table summarizes information regarding stock options outstanding at March 31, 1999 (shares are translated into U.S. dollars based upon specific Swiss franc prices; ADSs are included at equivalent share prices):

                                     Options Outstanding                        Options Exercisable
                         -----------------------------------------      ---------------------------------
                                     Weighted         Weighted                         Weighted
                                     Average          Average                          Average
      Range                          Exercise         Contractual                      Exercise
of Exercise Prices       Number      Price            Life (years)      Number         Price
------------------       ------      -----            ------------      ------         -----
  $     0 -  $  86        71,081      $ 72               7.03            44,219        $ 77
  $    87 -  $  88        33,559      $ 87               7.68            18,946        $ 87
  $    89 -  $  97       263,641      $ 90               9.58               278        $ 90
  $    98 -  $ 151        48,358      $114               9.10             8,478        $ 94
  $   152 -  $ 174        11,362      $164               8.31             4,828        $170
                         -------                                         ------
                         428,001      $ 93               8.90            76,749        $ 88
                         =======                                         ======

  Pro Forma Stock Compensation Disclosure

  The Company applies the provisions of APB 25 and related interpretations in accounting for compensation expense under the purchase plans and the stock option plans. If compensation expense under these plans had been determined pursuant to SFAS 123, the Company's net income and net income per share would have been as follows:

                                                                                  Year ended March 31,
                                                                   -------------------------------------------------
                                                                        1999              1998             1997
                                                                   ------------    ---------------    --------------
Pro forma net income.............................................      $671,000       $11,888,000      $19,968,000
Pro forma basic net income per share.............................      $    .35       $      6.30      $     11.76
Pro forma diluted net income per share...........................      $    .34       $      6.01      $     11.40

  The fair value of the grants under the purchase plans and stock option plans was estimated using the Black-Scholes valuation model with the following assumptions and values:

                                                                         Year  ended March 31,
                                         ------------------------------------------------------------------------------------
                                                      Purchase Plans                             Stock Option Plans
                                         -------------------------------------     ------------------------------------------
                                            1999           1998           1997           1999           1998           1997
                                         ---------   -----------      ------------   ----------    ------------   -----------
Dividend yield........................           0             0                0              0              0              0
Expected life.........................    6 months       6 months        6 months      3.0 years      3.2 years      3.0 years
Expected volatility...................          48%            37%            45%            47%            41%            74%
Risk-free interest rate...............       4.875%           5.6%           5.7%         4.875%           5.5%           6.7%
Weighted average fair value of grant..      $42.00         $39.00         $39.00         $40.00         $56.26         $65.00

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The above pro forma amounts include compensation expense based on the fair value of options vesting during the years ended March 31, 1999, 1998 and 1997, and exclude the effects of options granted prior to April 1, 1996. Accordingly, these amounts are not representative of the effects of computing stock option compensation expense using the fair value method for future periods.

  In 1999 and 1997, the Company granted 43,110 and 121,295 options with exercise prices less than the fair market value of the underlying stock at the date of grant. The weighted average exercise price of such options was $89 and $99, and the weighted average fair value was $126 and $64.

  Pension Plans

  Defined Contribution Plans

  Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions pursuant to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 1999, 1998 and 1997, were $1,170,000, $957,000 and $801,000.

  Defined Benefit Plan

  One of the Company's subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees' years of service and earnings. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

  Net pension cost in the statement of income for the years ended March 31, 1999, 1998 and 1997 were $339,000, $376,000 and $116,000. The plan's net pension liability at March 31, 1999 and 1998 was $511,000 and $575,000.

Note 12 -- Income Taxes:

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

  The provision for income taxes consists of the following:

                                                                                      Year ended March 31,
                                                                              ------------------------------------
                                                                               1999           1998           1997
                                                                              --------   -----------   -----------
                                                                                         (In thousands)
Current:
 Swiss...................................................................      $   268      $ 1,192       $ 1,011
 Foreign.................................................................        2,836        1,542         3,866
Deferred:
 Swiss...................................................................           59           --            --
 Foreign.................................................................       (1,903)      (1,238)       (3,107)
                                                                               -------      -------       -------
  Total..................................................................      $ 1,260      $ 1,496       $ 1,770
                                                                               =======      =======       =======

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Deferred income tax assets and liabilities consist of the following:

                                                                                                  March 31,
                                                                                         ------------------------
                                                                                            1999           1998
                                                                                         ---------       --------
                                                                                              (In thousands)
Net operating loss carryforwards.....................................................     $  5,902        $   636
Depreciation and amortization........................................................        1,405          1,119
Research and development and other tax credit carryforwards..........................        6,190          4,194
Accruals.............................................................................        9,343          7,522
Other................................................................................        1,297          1,103
                                                                                          --------        -------
Gross deferred tax assets............................................................       24,137         14,574
Valuation allowance..................................................................      (17,176)        (9,817)
                                                                                          --------        -------
Net deferred tax assets..............................................................     $  6,961        $ 4,757
                                                                                          ========        =======

  Management regularly assesses the realizability of deferred tax assets recorded in the Company's subsidiaries based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. The methodology used by management to determine the amount of deferred tax assets that are more likely than not to be realized is based upon the Company's recent earnings and estimated future taxable income in applicable tax jurisdictions for approximately the next two years. Management believes that it is more likely than not that the Company will not realize a portion of its deferred tax assets and, accordingly, a valuation allowance of $17,176,000 has been established for such amounts at March 31, 1999. In the event future taxable income is below management's estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in the Company's effective tax rate. At March 31, 1999, the Company had tax credit carryforwards for U.S. federal and state purposes of approximately $6,000,000.

  At March 31, 1999, substantially all of the net operating loss carryforwards related to tax losses incurred on a federal basis in the U.S. These net operating losses expire though 2019. Annual utilization of these net operating loss carryforwards may be limited by a cumulative stock ownership change of more than 50%, or by other limitations.

  The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income (loss) in each country multiplied by that country's applicable statutory tax rates. A provision has not been made for additional taxes on undistributed earnings of foreign subsidiaries of approximately $794,000 at March 31, 1999, because such earnings are considered to be indefinitely reinvested.

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled as follows:

                                                                                      Year ended March 31,
                                                                              -------------------------------
                                                                                1999        1998       1997
                                                                              --------    --------   --------
                                                                                        (In thousands)
Expected tax provision (benefit) at weighted average rate...............       $(1,082)    $2,725     $ 5,744
Permanent differences...................................................          (627)       377         192
Net operating losses utilized...........................................          (512)        --      (1,569)
Tax credits utilized....................................................            --       (467)       (590)
Change in estimate......................................................            --         --         579
Net operating losses and tax credits not benefited......................        (3,951)        --          --
Increase (decrease) in valuation allowance..............................         7,358       (993)     (2,464)
Other...................................................................            74       (146)       (122)
                                                                               -------     ------     -------
Total provision for income taxes........................................       $ 1,260     $1,496     $ 1,770
                                                                               =======     ======     =======

  Changes in estimated taxes payable during the year ended March 31, 1997 related to the closure of the Company's operations in Asia during fiscal 1996.

Note 13 -- Commitments and Contingencies:

  The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company's option and usually include escalation clauses linked to inflation.

  Future minimum annual rentals at March 31, 1999 are as follows (in thousands):

     Year ending March 31,
          2000...............................    $1,598
          2001...............................     1,231
          2002...............................     1,039
          2003...............................       946
          2004 and thereafter................     3,394
                                               --------
                                                 $8,208
                                               ========

  Rent expense was $2,586,000, $2,018,000, and $1,900,000 during the years ended March 31, 1999, 1998 and 1997.

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. The Company has not previously paid any such VAT on its exported Chinese manufactured products. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company therefore believes this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations. Were the VAT to be applied to the Company for the prior periods, the Company could incur a significant charge to operations. There can be no assurance that any application of the VAT to the Company would not have a material adverse effect on the Company's financial position, cash flows or results of operations.

  The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights, both as a defendant and a plaintiff. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

Note 14 -- Interest and Other Income:

                                                                                        Year ended March 31,
                                                                               -----------------------------------
                                                                                 1999           1998          1997
                                                                               ----------   -----------   ---------
                                                                                            (In thousands)
Interest income............................................................       $ 2,203     $2,122        $ 1,191
Interest expense...........................................................        (1,297)      (530)        (1,943)
                                                                                 --------     ------        -------
Interest income (expense), net.............................................       $   906     $1,592        ($  752)
                                                                                 ========     ======        =======

Foreign currency exchange gains (losses), net..............................       $(1,366)    $2,151        $ 2,727
Other, net.................................................................           (41)        71           (422)
                                                                                 --------     ------        -------
Other income (expense), net................................................       $(1,407)    $2,222        $ 2,305
                                                                                 ========     ======        =======

  Other, net includes rental income of $206,000, $234,000 and $228,000 for the years ended March 31, 1999, 1998 and 1997, while the related rental expense amounted to $106,000, $114,000 and $0.

Note 15 -- Geographic Information:

  The Company operates in one business segment, which is the design, development, production, marketing and support of computer interface devices. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets, unamortized intangibles, and investments are reported below based upon the location of the asset.

  Net sales to unaffiliated customers by geographic region were as follows:

                                                                                     Year ended March 31,
                                                                              ----------------------------------
                                                                               1999          1998        1997
                                                                              ---------  ----------  -----------
                                                                                          (In thousands)
Europe..................................................................      $187,263      $145,064    $151,648
North America...........................................................       183,736       174,776     197,930
Far East................................................................        77,137        70,387      64,138
                                                                              --------      --------    --------
Net sales...............................................................      $448,136      $390,227    $413,716
                                                                              ========      ========    ========

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Long-lived assets by geographic region were as follows:

                                                                                     March 31,
                                                                             ------------------------
                                                                                 1999          1998
                                                                             ----------    ----------
                                                                                  (In thousands)
Europe..................................................................       $40,474       $ 7,896
North America...........................................................         9,796         5,280
Far East................................................................        23,460        18,647
                                                                              --------       -------
Total long-lived assets.................................................       $73,730       $31,823
                                                                              ========       =======

  Substantially all of the Company's manufacturing operations are located in Suzhou, China, and Hsinchu, Taiwan. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in the current leadership in China, by evolving interpretation and enforcement of legal standards, by strains on the Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other events.

Note 16 -- Other Disclosures Required by Relevant Swiss Law:

  Balance Sheet Items

                                                                                  March 31,
                                                                           ----------------------
                                                                              1999          1998
                                                                           ---------    ---------
                                                                                (In thousands)
Prepayments and accrued income..........................................    $  2,526      $  2,206
Non-current assets......................................................    $ 73,730      $ 31,823
Pension liabilities, current............................................    $    141      $     84
Fire insurance value of property, plant, and equipment..................    $ 72,726      $ 52,832

  Statement of Income Items

  Total personnel expenses amounted to $53.9 million, $50.4 million and $62.6 million in 1999, 1998 and 1997.

                          LOGITECH INTERNATIONAL S.A.
                               QUARTERLY SUMMARY
                                  (Unaudited)

                                                                        Three months ended,
                                          -----------------------------------------------------------------------------------
                                             Mar. 31,      Dec. 31,        Sept. 30,     June 30,    Mar. 31,        Dec. 31,
                                              1999          1998             1998          1998         1998           1997
                                          ----------   -----------        ---------   ----------    --------        ---------
                                                   (in millions, except share and per share amounts)
Net sales..........................    $    139.6     $    146.2      $     92.2    $     70.1     $     86.1        $    114.8
Gross profit.......................          38.8           46.8            31.4          23.1           28.0              35.1
Operating expenses:
 Marketing and selling.............          16.5           19.6            14.8          11.8           12.9              15.4
 Research and development..........           9.0            8.4             7.6           6.4            6.9               6.8
 General and administrative........           7.1            6.4             5.5           4.6            5.5               4.7
 Acquired in-process research and              --             --             6.2            --             --                --
  development (1)..................
                                       ----------      ---------       ---------    ----------     ----------        ----------
 Total.............................          32.6           34.4            34.1          22.8           25.3              26.9
Operating income (loss)............           6.2           12.4            (2.7)          0.3            2.7               8.2
Gain (loss) on sale of product                (.4)           (.4)           (6.3)          (.1)          (3.5)               .3
 line (2)..........................
Net income (loss)..................    $      4.2     $      9.6      $     (7.1)   $       .5     $       .6        $      9.1
Shares used to compute net income
 (loss) per share:
 Basic.............................     1,928,400      1,936,443       1,940,088     1,929,625      1,921,349         1,905,239
 Diluted...........................     2,023,145      1,970,156       1,940,088     1,997,658      1,989,521         1,988,055
Net income (loss) per share:
 Basic.............................    $     2.18     $     4.93      $    (3.68)   $      .26     $      .30        $     4.78
 Diluted...........................    $     2.08     $     4.85      $    (3.68)   $      .26     $      .29        $     4.58
Net income (loss) per ADS (3):
 Basic.............................    $      .22     $      .49      $     (.37)   $      .03     $      .03        $      .48
 Diluted...........................    $      .21     $      .49      $     (.37)   $      .03     $      .03        $      .46



                                             ----------------------
                                             Sept. 30,        June 30,
                                                1997            1998
                                             ----------     ----------
  Net sales..........................        $     99.2     $    90.1
  Gross profit.......................              28.0          25.8
  Operating expenses:
  Marketing and selling.............               12.5          12.1
  Research and development..........                6.9           7.2
  General and administrative........                4.9           4.8
  Acquired in-process research and                   --            --
                                             ----------      ---------
    development (1)..................
  Total.............................               24.3          24.1
 Operating income (loss)............                3.7           1.7
 Gain (loss) on sale of product                      --            --
  line (2)..........................
 Net income (loss)..................         $      3.6    $      2.2
 Shares used to compute net income
  (loss) per share:
  Basic.............................          1,878,017     1,845,167
  Diluted...........................          1,974,270     1,954,961
 Net income (loss) per share:
  Basic.............................         $     1.93    $     1.17
  Diluted...........................         $     1.84    $     1.10
 Net income (loss) per ADS (3):
  Basic.............................         $      .19    $      .12
  Diluted...........................         $      .18    $      .11


(1) In connection with the acquisition of Connectix Corporation's PC video camera business, the Company recorded a one-time charge of approximately $6.2 million for acquired in-process research and development.

(2) On December 18, 1997, the Company sold its scanner product line and recorded a $.3 million gain on the sale, net of estimates of the cost of inventory and capital assets sold, costs to conclude certain contractual obligations, and other exit costs. The Company subsequently revised certain estimates of inventory, realizable value and other exit costs and, as a result, recorded an additional $3.5 million of such costs in the quarter ended March 31, 1998. During the quarter ended September 30, 1998, the Company wrote off $5.8 million related to the convertible note and common stock investment in Storm. The additional expenses in fiscal 1999 primarily relate to costs to conclude certain obligations exceeding management's estimate made in 1998.

(3) Net income (loss) per ADS represents net income divided by the proforma conversion of each weighted average registered share and equivalent into 10 ADS's.

  The following table sets forth certain quarterly financial information as a percentage of net sales:

                                                                           Three months ended,
                               ----------------------------------------------------------------------------------------------------
                               Mar. 31,     Dec. 31,     Sept. 30,    June 30,     Mar. 31,      Dec. 31,     Sept. 30,    June 30,
                               1999         1998         1998         1998         1998          1997         1997         1997
                               -------      -------      --------     --------     --------      --------     --------     -------
Net sales......................  100.0%       100.0%       100.0%       100.0%       100.0%        100.0%       100.0%       100.0%
Gross profit...................   27.8         32.0         34.1         32.9         32.6          30.6         28.2         28.6
Operating expenses:
 Marketing and selling.........   11.8         13.4         16.2         16.8         15.0          13.5         12.6         13.4
 Research and development......    6.5          5.7          8.2          9.0          8.0           5.9          6.9          8.1
 General and administrative        5.1          4.4          6.0          6.6          6.4           4.1          5.0          5.3
 Acquired in-process research
  and development (1)..........     --           --          6.7           --           --            --           --           --
                               -------      -------      --------     --------     --------      --------     --------     -------
 Total.........................   23.4         23.5         37.1         32.4         29.4          23.5         24.5         26.8
Operating income (loss)........    4.4          8.5         (3.0)          .5          3.2           7.1          3.7          1.8
Net income (loss)..............    3.0%         6.5%        (7.7)%         .7%          .6%          7.9%         3.7%         2.4%