Form 20-F
period 2000-03-31
LOGITECH INTERNATIONAL SA
filed 2000-07-17
CIK 1032975

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                                --------------
                            Washington, D.C. 20549

                                   FORM 20-F

                           ANNUAL REPORT PURSUANT TO
                            SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2000

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

                                ______________

The number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2000 was 4,162,920 registered shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
        X Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow.
            Item 17           X Item 18

================================================================================

                               TABLE OF CONTENTS

Part I                                                                                                             Page
------                                                                                                             ----
   Item 1    Description of Business............................................................................      3
   Item 2    Description of Property............................................................................     14
   Item 3    Legal Proceedings..................................................................................     15
   Item 3.5  Additional Information concerning stock split......................................................     15
   Item 4    Control of Registrant..............................................................................     16
   Item 5    Nature of Trading Market...........................................................................     17
   Item 6    Exchange Controls and Other Limitations Affecting Security Holders.................................     18
   Item 7    Taxation...........................................................................................     19
   Item 8    Selected Financial Data............................................................................     20
   Item 9    Management's Discussion and Analysis of Financial Condition and Results of Operations..............     22
   Item 9A.  Quantitative and Qualitative Disclosure About Market Risk..........................................     27
   Item 10.  Directors and Officers of Registrant...............................................................     30
   Item 11.  Compensation of Directors and Officers.............................................................     32
   Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.....................................     32
   Item 13.  Interest of Management in Certain Transactions.....................................................     32

Part II

   Item 14.  Description of Securities to be Registered.........................................................     32

Part III

   Item 15.  Defaults Upon Senior Securities....................................................................     32
   Item 16.  Changes in Securities and Changes in Security for Registered Securities............................     32

Part IV

   Item 17.  Financial Statements...............................................................................     33
   Item 18.  Financial Statements...............................................................................     33
   Item 19.  Financial Statements and Exhibits..................................................................     33

   Signatures...................................................................................................     34
   Consolidated Financial Statements............................................................................    F-1

     In this document, unless otherwise indicated, references to the "Company" or "Logitech" are to Logitech International S.A., its consolidated subsidiaries and predecessor entities.

     (C) 2000 Logitech. All rights reserved. Logitech, the Logitech logo, and the Logitech products referred to herein are either the trademarks or the registered trademarks of Logitech. All other trademarks are property of their respective owners.

                                    Part I

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

Overview

     Logitech is a leader in the design, manufacture and marketing of human interface devices for personal computers. These products include corded and cordless mice and keyboards, trackballs, joysticks, gamepads, steering wheels, multimedia speakers and internet video cameras.

     Over the past 19 years, Logitech has offered PC users a variety of means to access the world of digital information. The Company's products provide user-centric solutions intended to be easy to install and easy to use, and that are combined with integrated software for seamless compatibility and added functionality. These products allow users to personalize and enrich their computing environment, and to easily operate in a variety of applications.

     The Company was founded in Switzerland in 1981, and in 1988 listed its shares in an initial public offering in Switzerland. In March 1997, the Company sold 400,000 registered shares from treasury in a U.S. initial public offering in the form of 4,000,000 American Depository Shares ("ADS"), and listed the ADSs on the Nasdaq National Market System. The Company maintains its operational headquarters through its U.S. subsidiary in Fremont, California, with regional headquarters through local subsidiaries in Romanel-sur-Morges, Switzerland and Hsinchu, Taiwan. In addition, Logitech has manufacturing operations in China, with distribution facilities in the United States, Europe and Asia.

Industry Background

     Increasingly affordable prices and wider availability of business, consumer and education applications have created a very large installed base of personal computers. The market penetration of PCs and other information access devices, while already high in developed countries, is likely to increase worldwide.

     In addition, continuing growth in processing power and communications bandwidth, the increased accessibility of digital content and the pervasive access and use of the internet and the world wide web, create opportunities for new applications, new users and dramatically richer interactions between users and digital information.

     These develoments create new demands by consumers wanting to take full advantage of this increased processing power, new applications and new technologies in an intuitive, productive and convenient manner.

     While today's PCs have evolved from productivity tools for word processing into affordable multimedia appliances capable of creating and manipulating vast amounts of graphics, sound and video, the human interface devices sold with most new units are quite limited in the functionality they provide. This is true especially since the need to strike a low price point dictates basic, no frills peripherals, for example a basic mouse and alphanumeric keyboard. Logitech believes the expanded PC capabilities present a significant opportunity to companies that provide innovative human interface tools for the computer, since basic mice and alphanumeric keyboards can not effectively harness this new power and fully enable many of the newest applications.

     Therefore, on one hand, PC manufacturers continue to require large volumes of both basic and enhanced human interface devices; on the other, the after-market (that is, the market for peripheral add-ons sold separately from the basic PC), widens dramatically as consumers demand more function-rich interface tools.

     Logitech also believes that trends established in the consumer electronics market, such as brand identity, affordability, ease of installation and use, as well as visual appeal, are rapidly becoming important aspects of PC and human interface device purchase decisions.

The Logitech Solution

     Logitech's interface devices are often the most frequent point of physical interaction between people and their PCs. As such, they are a significant factor in determining the man-machine interface and increasing its richness. The Company's products are designed to reflect the way people want to work, learn, communicate and play, allowing them to personalize and enrich their computing environment as they perform these activities using their PC.

     Over the past 19 years, Logitech has established itself as a leading designer, manufacturer and marketer of computer control devices (mice and trackballs). Building on this leadership position, the Company has capitalized on the growth in personal computing by significantly expanding its product line to include a wide range of products, from radio-based cordless mice and keyboards to game controllers, internet video cameras and multimedia speaker systems. The Company's products as a whole help define, visually and functionally, the physical space that is commonly referred to as "the desktop". They bring together the tools that business people, home users, and computer gamers need to make their time at the computer and their time on the internet more productive, comfortable, and enjoyable. In addition, they feature award-winning industrial design and are engineered to work together.

     Through integrated hardware and software functionality, Logitech products are also optimized for the internet: internet video cameras with "one button" video mail access; keyboards and mice with "one click" access to specific web sites and value-added web services, multimedia speakers equipped with software for digital music download and data management are examples of the Company's commitment to ensuring a user-friendly and effective internet experience.

     Logitech's OEM products are a frequent choice among PC manufacturers, because they need high quality, affordable, and functional human interface devices in high volumes to equip the PCs they offer to the marketplace. In addition, the Company's retail products increasingly target and appeal directly to consumers and businesses as they purchase add-on devices for their PCs. Purchasers look for the add-ons to either replace the basic control devices that originally came with their PCs with devices that offer increased comfort, flexibility and functionality; or as they decide to enable new applications requiring dedicated human interface devices (for example, steering wheels and joysticks for PC-based games).

     Logitech's products have long been at the forefront of technological innovation, with a long list of "firsts" to its name and a patent portfolio of more than 75 patents. In pointing devices, the Company pioneered optical sensing technology with the opto-mechanical mouse in 1982. The Company was also among the first to market the digital still camera in 1991. In addition, recognizing the limitations of many connectivity methods, the Company has continually embraced new connectivity technologies and standards, particularly those that contribute to increased ease of use, such as the Universal Serial Bus. In fact, as one of the first companies in the industry to recognize the importance of the USB interface in enabling true "plug and play" connectivity, Logitech demonstrated the first working USB prototype at Fall Comdex in 1995.
In addition, the Company pioneered a digital radio-based cordless connectivity solution that frees the desktop from cable clutter while demonstrating the reliability of a corded connection.

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

     Logitech believes its future lies not only in its strong internal technical resources, but also from partnering with other industry leaders with complementary technologies that promise to make the interface more productive, natural and enjoyable. Examples of this include devices that provide enhanced realism by incorporating force feedback or 3D functionality. In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, investing in technology that the Company believes is important in the force feedback field. In June 1998, the Company purchased a 49% interest in Space Control GmbH, with an obligation under certain conditions to acquire the remaining shares. The Company believes that Space Control GmbH has a leading technology in 3D control devices. In September 1998, the Company acquired the PC video camera business of Connectix Corporation, a market leader in PC video cameras. And most recently, in November 1999, Logitech spun off a new company, SpotLife Inc., created to bring personal broadcasting capability to all video camera users through the infrastructure of the internet. Two highly respected venture capital firms, CMGI and Atlas Venture, joined Logitech in funding the SpotLife initiative.

 .    Product Definition and Industrial Design Excellence. Logitech understands the balance between features and complexity, functionality and style, and price and performance. The Company believes that its ability to produce world-class, user-centric, industrial designs through the integration of in-house and external design resources sets it apart from competitors. Through the years, Logitech has repeatedly received many awards worldwide for product design and innovation, including the Hanover Seal of Quality for design, German Design Innovations Red Dot, Chicago Athenaeum Museum of Architecture and Design, the Premio SMAU show in Italy and others.

 .    Retail Brand and Distribution. The Company believes the Logitech brand name and industrial designs are recognized worldwide as symbols of product quality, innovation and price performance. The Company enjoys a strong and growing brand presence in more than 15,000 retail outlets located in over 100 countries. The Company strongly believes that in the consumer market, brand identity and brand awareness are important components of the purchase decision, and that as competition in the PC market intensifies, the ability to secure shelf space will increasingly become a competitive advantage. Logitech's brand has enabled the Company to build an extensive retail distribution network and obtain this critical shelf space. Today, the strength of this brand is apparent in the OEM channel as well, where systems manufacturers and integrators are choosing to bundle Logitech-branded products with their offerings.

 .    Strength on the Desktop. Logitech has expanded its product portfolio to encompass a broad range of interface devices that people use every day as they work and play at their desktops. The Company's interface devices bring together on the desktop a broad variety of products that individuals-- business people, home users, gamers and others--need to make their time on the internet and time at the computer more productive, comfortable and enjoyable. As a result, the Company is positioned to offer "one-stop shopping" for accessories that have been designed to work seamlessly together.

     Logitech aggressively pursues several important aspects of today's desktop, including the freedom and flexibility of cordless solutions, easy internet-based visual communication and innovative solutions such as iTouch and WebWheel--a combination of hardware, software and a special web site that enhances Logitech's newest mice and keyboards by providing seamless internet access and navigation.

 .    Volume Manufacturing Capability Resulting from Strong OEM Relationships.
     The Company believes its established manufacturing capabilities are a significant competitive advantage. For more than ten years, the Company has been building a significant manufacturing presence in Asia where its ISO 9000-certified manufacturing facilities are currently producing over 60 million units per year. As a result, Logitech has been able to maintain strong quality process controls and has realized significant cost efficiencies. Manufacturing expertise extends beyond production to include logistical support, just-in-time supply and process engineering.

     Behind this world-class manufacturing capability and expertise are Logitech's long-established relationships with large OEM customers. The Company currently sells to the majority of the world's largest PC manufacturers, as well as to most of the next layer of systems manufacturers and integrators. Because Logitech's engineering and design staff works collaboratively with OEM customers on the specifications for future products, the Company believes its OEM relationships provide it with valuable insight into the future of the computer marketplace and technological trends.

 .    Global Resources. Logitech is a global company capable of drawing upon the strengths of its various cultures and locations. With manufacturing facilities in Asia, engineering staffs in the U.S., Asia and Europe, as well as sales and marketing offices in major cities worldwide, the Company has access to leading technology, markets, personnel and ideas from around the world. The Company believes that by fostering a strong international culture, it will be able to capitalize on the emergence of a worldwide PC marketplace by meeting the needs of customers in many countries.

Business Strategy

     Logitech's objective is to strengthen its leadership in the growing market for human interface devices, linking PC users to the digital world where people work, communicate, learn and play. At the same time, the company intends to broaden this market through the introduction of additional products and services which extend the information interface to emerging areas such as the internet.

     While historically, growth in the computer industry has been tied to growth in the installed base of PC users, this is no longer true. Equally important today is how people use their computers--for Web surfing, digital imaging, online gaming and other new applications--that drives market growth. Logitech believes it can capitalize on this shift by creating retail products that enable people to get the most from these activities. Consequently, the Company is moving beyond the PC in another sense as well. We believe that Logitech is well positioned to take full advantage of the many opportunities in this growing marketplace.

     In order to attain this objective, Logitech intends to pursue new areas for growth while continuing to protect and build on the Company's current strengths in the pointing device area. The new strategic directions follow a three-pronged strategy:

     .  Expand the desktop presence
     .  Provide internet-focused devices and services
     .  Move beyond the PC platform

     Expand the desktop presence

     Logitech has already expanded beyond its traditional role as a provider of pointing devices for the desktop into a leading brand for cameras, keyboards, multimedia speakers and interactive game controllers. However, within the category of mainstream pointing devices, there is also opportunity for enhancement and expansion. This may include new technologies as well as additional products. For example, the introduction this year of the WingMan Force Feedback Mouse, featuring tactile feedback, marked a new dimension on the gamer's desktop. Logitech expects to bring similar technology to the desktop. Additional areas for growth and expansion within the pointing device category include innovative industrial design aimed at addressing consumer demand for features and esthetics, enhanced software functionality and new tracking technologies. Beyond this, we believe the Company has the ability to introduce an even greater number of desktop products that people touch and use every day, and we are committed to exploring new areas and meeting new demands with innovative devices as new applications arise.

     Provide internet-focused devices and services

     As the internet becomes integral to the user experience, we have begun to deliver products that facilitate and enrich that experience. The introduction of new pointing devices and keyboards integrating the iTouch(TM) and WebWheel(TM) solutions was a first step in the process. By integrating hardware, software and innovative web services, we have in essence transformed our mice and keyboards into one-button portals to the internet. The Company hopes to gain longer term potential incremental earnings, as potential industry partners realize the inherent value of common keys that directly access a location on the web. Additionally, SpotLife's destination web site offers easy access to online live broadcasting. The Company believes it still has much to gain from increasing internet functionality through all of its products, enhancing web-based service offerings and exploring additional new business models.

     Move beyond the PC platform

     Today, the computing environment that Logitech serves is the desktop. But Logitech believes the interface to the digital world will move beyond the desktop and beyond the PC--to the living room, to the kitchen, to wherever people want to access information. Alternate platforms and means of delivering information will serve these various environments, yet the need for an intuitive interface will remain. Logitech intends to continue providing this interface. This past year, Logitech began to explore opportunities in this area, announcing that it is working with Universal Electronics to evaluate worldwide market opportunities for gaming peripherals to serve the digital interactive cable and satellite television markets.

Products

     The Company operates in a single industry segment encompassing the design, development, manufacture, marketing and support of computer interface devices. All the Company's products share certain characteristics such as common customers, common sales channels and common Company infrastructure requirements.

  Logitech's interface devices include input and pointing devices such as corded and cordless mice, trackballs, and keyboards; interactive gaming devices for entertainment such as joysticks, gamepads and steering wheels;

multimedia speakers and PC video cameras. In mid-fiscal 2001, the Company expects to ship its 300 millionth mouse. The Company's product families are summarized below.

 .    Mice. Logitech offers many varieties of mice, sold through both OEM and retail channels. For example, the MouseMan(R) Wheel retail mouse, available in both corded and cordless versions, is designed with curves, slopes and buttons to better fit the user's hand and features three finger-operated buttons, including a middle wheel button for easy scrolling and zooming, plus a thumb button. The cordless version uses digital radio technology to transmit data to the host computer, with no line-of-sight requirements that characterize cordless peripherals based on infrared technology. The three-button WingMan(R) Gaming Mouse was designed to meet the needs of competitive gamers, and features an extremely fast report rate which gives immediate on-screen response, while the WingMan(R) Force Feedback Mouse offers a new level of realism to gamers through force feedback technology licensed from Immersion Corporation. All premium retail models are bundled with MouseWare(R) software, enabling users to program mouse buttons for specific tasks (for example, double-click) and scroll through long documents and web pages. In addition, the Company's newest mice include WebWheel(TM) software for easy internet access and navigation. The Company also sells both corded and cordless mice that are designed specifically for OEM customers.

 .    Trackballs. Logitech produces several trackballs for the retail channel.
     All corded and cordless models use the Company's patented Marble(R) optical sensing technology, which enables reliable, accurate operation without the need to regularly clean the device to prevent build-up of dust or grease. In addition to desktop models, Logitech also offers TrackMan(R) Live!(TM)-- a cordless, radio controlled handheld trackball unit designed for computer-based presentations.

 .    Keyboards. Logitech offers a variety of corded and cordless keyboards, from the top of the line Cordless Desktop(TM) Pro, which combines a split design cordless keyboard with a Cordless MouseMan(R) Wheel to the basic Deluxe
     104, an affordable, attractive replacement unit. All premium keyboards offer Logitech's innovative iTouch(TM) feature .

 .    Internet Video Cameras. Logitech's QuickCam(R) family of PC video cameras features easy installation, and powerful software for enhanced visual communication on the internet. QuickCam(R) Pro, the Company's premium model, designed to enhance creative expression in communicating video and still image content over the internet, features a high quality 640x480
     (VGA) 24-bit (millions of colors) Charged Coupled Device (CCD). In the mid-range, QuickCam(R) Web includes a built-in microphone. For cost-conscious first-time users, QuickCam(R) Express combines affordability with a simple design.

 .    Joysticks. Logitech's joysticks, designed for air combat, adventure, flight simulator, racing and other games, are consistent industry award winners. Each has a distinctive industrial design with a sculpted grip to fit the user's hand. The WingMan(R) Force was developed with Touch Sense(R) force feedback technology, licensed from Immersion Corporation, which uses high-precision steel cable drivers to create a force feedback experience. WingMan(R) Extreme(TM) Digital 3D, a second high-end joystick, features a twist handle for precise rudder control.

 .    Gamepads. Logitech gamepads are designed with features similar to those used with dedicated game platforms, and are for use with a wide variety of titles. The Company has added motion-sensing technology, which turns body motion into on-screen action, to its latest generation of gamepads. All gamepads are designed to be comfortable for extended play periods.

 .    Steering Wheels. The Company's steering wheels offer smooth, precise steering with a textured rubber wheel that provides a high degree of comfort and control. The WingMan(R) Formula(TM) Force racing system features a steel cable drive transmission based on Touch Sense(R) force feedback technology.

 .    Multimedia Speakers. The Company's SoundMan(R) series of multimedia speakers allows sound to reach a high level of quality. The SoundMan(R) X2(TM) system has a compact subwoofer with satellite speakers which saves desk space, yet delivers wall-shaking sound.

Technology

     Logitech products are sophisticated systems that combine multiple engineering disciplines--mechanical, optical, electrical, software--and incorporate both cognitive and physiological elements in user-centric industrial designs. These systems share common design elements, including: sensors to detect and encode motion, images, sound or other analog data into electrical signals; custom ASICs; microcontrollers to convert and process signals received from the sensor; a communications subsystem to exchange signals with an attached computer or other intelligent host; and a suite of driver, utility and user interface software modules and web sites. The Company believes these software modules and web support complete a seamless user-centric solution for information input, access and control. Logitech's products incorporate the following principal technologies:

 .    Sensing. The Company's sensors transform analog motion and images into electronic signals. Logitech was the first to introduce optical sensing in pointing devices. For example, all of Logitech's patented Marble(R) products utilize an optical trackball sensor, greatly improving trackball accuracy and durability. Similarly, Logitech's digital cameras utilize optical sensors to detect colors, shapes and other image attributes and convert these attributes into electronic signals. Through a variety of sophisticated sensing and encoding techniques, Logitech has been able to reduce the number of circuits required in its mouse products, thereby lowering product manufacturing costs and improving reliability.

 .    Signal Processing Algorithms. Logitech engineers employ sophisticated signal processing algorithms across many product lines to compute spatial displacements, enhance color image quality and compress or format data for transmission. For example, in the Company's internet video cameras, signal processing algorithms are used for color extraction, image enhancement and data compression.

 .    Power Management. The Company's products utilize advanced power management including techniques to reduce power consumption when needed. Cables connected to separate power supplies are inconvenient in the case of products such as corded pointing devices, and impossible in the case of cordless devices. Consequently, the Company believes low power consumption is an essential product attribute for the consumer marketplace. In addition, with up to 127 devices potentially drawing power from a single USB port, the Company believes its power management expertise is particularly important for the next generation of USB products.

 .    Cordlessness. The Company has been at the forefront in the development and supply of low power radio frequency ("RF") technology for use over short distances. The Company is focusing its current cordless development efforts primarily on RF devices. Logitech believes the Bluetooth Cordless Standard will be the enabler to a much wider acceptance of cordlessness in the marketplace thus boosting the growth of companies active in this market segment. Bluetooth is a new communication connectivity standard that will enable computers, computer peripherals, and non-computer equipment to communicate and exchange date cordlessly.

 .    Force Feedback. Force feedback adds a real physical sensation to computer systems, enabling users to feel surfaces, bumps, vibrations, textures, inertia, liquids, springs, and many other compelling physical phenomena. This licensed technology is primarily used in joysticks and steering wheels where game players can experience the actual physical sensation of being at the controls of a fighter jet or at the wheel of a racing car. Feedback technologies can be more subtle in pointing devices, allowing the application to add "feel" to and therefore enrich the sensing experience.

 .    Software. The explosion of the internet is providing new technical challenges and opportunities for the Company. The Company is focussing its development efforts on the interface to the internet, communications over the internet, and security on the internet, with products and services like iTouch, video mail and webcasting. Software technologies such as object based programming and tight integration between the hardware device and application, enable easier to use interactions and internet service access.

Research and Development

     The Company believes that continued investment in product research and development is critical to its continued success. The Company believes that its international structure provides certain advantages and synergies to its overall product development efforts. Logitech's product research and development activities are conducted at four engineering centers located in Fremont and San Mateo, California, Romanel-sur-Morges, Switzerland and Hsinchu, Taiwan.

     The location of the Company's Fremont and San Mateo, California facilities allows the Company access to Silicon Valley's talent pool, particularly important in the development of internet applications, software and video technologies. In addition, this location in the midst of the world's leading technology market enables the Company to compile market intelligence to define and position products and develop key strategic alliances.

     Logitech's Swiss engineering center provides the Company with advanced sensing and cordless technologies. In addition, the Swiss center is a convenient point for gaining access to leading European technologies. Logitech has been successful in recruiting and retaining top engineering graduates from leading Swiss universities because it is one of the few computer technology companies in Switzerland.

     Through its Taiwanese subsidiary, the Company has established access to key Asian markets, engineering resources and high-tech manufacturing. Taiwan is a world leader in manufacturing and engineering. In particular, Taiwan is a world leader in the design and manufacture of semiconductors, notebook computers, scanners, monitors and related products, and possesses a concentration of firms that specialize in advanced plastic injection blow molding and tooling. Moreover, the common language of Taiwan and China facilitates the transfer of products from the Company's launch site in Taiwan to its high volume manufacturing site in China.

     The Company is continually developing new products and enhancements to existing products. Across all product lines, the Company is devoting significant research and development resources to extending its cordless and video capabilities.

     The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. Failure by the Company to anticipate or respond adequately to changing market conditions, or significant delays in product development or introduction, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's research and development expenses for fiscal years 2000, 1999 and 1998 were $31.7 million, $31.4 million, and $27.8 million. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

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

     Logitech builds awareness of its products and brand through targeted advertising, public relations efforts, in-store promotions and merchandising, a world wide web site and other efforts. It also develops knowledge of its end users through customer feedback and market research, including focus groups, product registrations, end user questionnaires, multi-client surveys and other techniques. In addition, manufacturers of PCs and other products also receive customer feedback and perform end user market research, which sometimes result in specific requests to the Company for specific products, features or enhancements.

     Logitech sells through many distribution channels, including OEMs, distributors and regional and national retail chains. In addition, the Company supports retail channels with distribution centers located in the United States, Europe and Asia. These centers perform final configuration of products and product localization with local language manuals, packaging, software diskettes and power plugs. During fiscal 2000, Logitech added electronic commerce to its distribution mix in the U.S. and is currently launching e-commerce capabilities in several European countries.

     Logitech sells to large OEM customers through a direct sales force and supports small OEM customers through distributors. The Company counts the majority of the world's largest PC manufacturers among its customers. In retail channels, Logitech's direct sales force sells to distributors and resellers.
Its distributor customers typically resell products to retailers, value-added resellers, and system integrators with which Logitech does not have a direct relationship. These distributors in the U.S. include Ingram Micro Inc., Merisel, Inc. and Tech Data Corporation, and in Europe include Banque Magnetique, Computer 2000 and Ingram Micro.

     Logitech also sells to major retail chains, where it typically enjoys access to significant shelf space. These chains in the U.S. include Best Buy Co., Inc., CompUSA, Inc., Office Depot, Inc., Staples, Inc., and Circuit City, and in Europe include Carrefour, Dixons Stores Group PLC and Vobis. No single customer accounts for more than 10% of the Company's net sales. Logitech also sells through the top online etailers, which include Amazon.com, Buy.com, CDW, Insight, Micro Warehouse and others.

     The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, due to its sales to large OEMs, distributors and high volume resellers, the Company maintains individually significant receivable balances with large customers. As of March 31, 2000, three customers represented 23.6% of total accounts receivable. The Company seeks to control its credit risk through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally does not require any collateral from its customers. If any of the Company's major customers were to default in the payment of its receivables owed to the Company, the Company's operating results could be materially adversely affected.

     Through its operating subsidiaries, the Company maintains sales offices or sales representatives in 20 countries, and throughout the United States.

     Net sales to unaffiliated customers by geographic region were as follows:

                                                 Year ended March 31,
                                         ------------------------------------
                                           2000          1999          1998
                                         --------    --------------  --------
                                                    (In thousands)
Europe.............................      $259,486      $195,913      $151,019
North America......................       253,502       196,778       184,232
Far East...........................       102,676        78,050        70,858
                                         --------    ----------      --------
Net sales..........................      $615,664      $470,741      $406,109
                                         ========    ==========      ========

Customer Service and Technical Support

     Through its operating subsidiaries, the Company maintains customer service and technical support operations in the United States, Europe, Asia and Australia. Customer service and technical personnel provide support services to retail purchasers of products via telephone, facsimile and the Logitech web site. This site is designed to expedite overall response time while minimizing the resources required for effective customer support. In general, OEMs provide customer service and technical support for their products, including components purchased from suppliers such as Logitech.

     The Company provides a one to five year warranty on its branded retail products. As is typical in the PC industry, the Company frequently grants customers limited rights of return with respect to retail purchase or unsold inventories in exchange for new purchases, as well as price protection. There can be no assurance that allowances will be sufficient or that any future returns or price changes will not have a material adverse effect on operating results. The short product life cycles of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions by the Company or its competitors or other factors affecting the PC industry could result in significant product returns.

Manufacturing

     The Company's manufacturing operations consist principally of final assembly and testing. Logitech's high-volume manufacturing is located in Suzhou, China, where labor and overhead costs are significantly lower than in North America, Europe and Taiwan. The Suzhou facilities are designed to allow significant production growth as well as flexibility in responding to changing demands for the Company's products. The Company continues to focus on improving the efficiency at the Suzhou facilities, including the implementation of total quality management and total employee involvement programs.

     New product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance and operations management are centralized in Hsinchu, Taiwan. Components are manufactured to the Company's specifications by vendors in Asia, the United States and Europe. Logitech also utilizes subcontractors to supplement internal capacity and to reduce volatility in production volumes. In addition, certain products, including keyboards and some gaming devices, are manufactured by third-party suppliers to the Company's specifications. In such cases, the Company performs final testing and product quality assurance prior to shipment. Retail product localization with local language manuals, packaging, software diskettes and power plugs is performed at distribution centers in the United States, Europe and Asia.

     Certain key components used in the manufacture of the Company's products, as well as certain products, are currently purchased by the Company from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of the Company's ASICs, sensors, certain other integrated circuits and components, and balls used in certain of the Company's trackballs. The Company generally does not have long-term agreements with its single or limited sources of supply. Lead times for materials and components ordered by the Company or its contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time the Company has experienced supply shortages and fluctuation in component prices. In the December 1999 quarter, the Company experienced shortages in it supply of sensors for its internet video cameras. These shortages limited sales growth of internet video cameras in the December 1999 quarter. In addition, the Company is exposed to the possibility of a worldwide shortage of semiconductors as a result of an imbalance of worldwide demand and worldwide manufacturing capacity. Shortages or interruptions in the supply of components or subcontracted products, or the inability of the Company to procure these components or products from alternate sources at acceptable prices in a timely manner, could have a material adverse effect upon the Company's business, financial condition and results of operations.

Employees

     As of March 31, 2000, the Company's operating subsidiaries had a total of 4,350 regular and temporary employees, of whom 240 were in research and development, 3,460 were in manufacturing and distribution, 320 were in marketing, sales and support, and 330 were in administration. Of the total number of employees, 345 were in North America, 245 were in Europe and 3,760 were in Asia. None of the Company's U.S. employees is represented by a labor union or subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights which include requirements similar to collective bargaining agreements. The Company believes that its employee relations are good.

     The Company's success depends to a significant degree on the continued contributions of the Company's management, including its Chief Executive Officer, Guerrino De Luca, and other key design, development, manufacturing, marketing and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, for whom competition is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

Competition

     The Company's business is characterized by intense competition, a trend of declining average selling prices in OEM and performance enhancements of competing products in retail. The Company expects that competition will continue to be intense and may increase from current or future competitors. Logitech believes that the principal competitive factors include the price, performance, user-centric design, ease of use, quality and timeliness of products, as well as the responsiveness, capacity, technical abilities, established customer relationships, retail shelf space, advertising and promotion programs, and brands of manufacturers.

     The Company competes primarily with Creative Technology, Ezonics Corporation, Guillemot Corporation, Intel, Interact Multimedia,
Kensington/Advanced Gravis, KYE/Mouse Systems, Labtec Inc., Microsoft, Mitsumi, Philips, Primax, Saitek Industries Ltd., and Xirlink Inc.

     Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. In this regard, the Company's chief competitors are Microsoft in the market for pointing devices, gaming devices, and keyboards and Intel in the market for video cameras.

     In the December 1999 quarter, Microsoft began shipping two new mouse products that are based on a technology that replaces the mouse ball with an optical sensor. These products have helped their market share in the U.S. The Company expects to directly respond to Microsoft with optical offerings in calendar 2000, and will continue to focus on the advantages of its cordless offerings to the end user. Also, Microsoft's expanded keyboard product line, which began shipping in the September 1999 quarter, has improved their market share in the U.S. Microsoft is also a leading producer of operating systems and applications with which the Company's pointing and gaming devices are designed to operate. As a result of its position, Microsoft may be able to make improvements in the funcionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications in advance of the Company. This ability could provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that the Company is not able to offer.

  Certain of the Company's competitors may also have patents or intellectual property rights which provide them with an advantage. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements. Consequently, the Company expects to continue to experience increased competition, significant price reductions in OEM and performance enhancements of competing products in retail. This could result in decreased gross margin, loss of market share and lack of acceptance of the Company's products. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately to any price decreases in order to maintain its existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

ADDITIONAL RISK FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

  In addition to other factors identified in this Form 20-F, the following risk factors could materially and adversely affect the Company's future operating results, and could cause actual events to differ materially from those predicted in the Company's forward looking statements relating to its industry and business.

Potential Fluctuations in Future Operating Results

  The Company's operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including: the volume and timing of orders received during the quarter; the maturation of product lines; the timing of new product introductions by the Company and its competitors and their acceptance by the market; the impact of competition on the Company's average selling prices and operating expenses; the availability and pricing of components for the Company's products; inventory levels at the Company or in the distribution channels; changes in laws or regulations; changes in product or distribution channel mix; price protection charges; product returns from customers; deferrals of customer orders in anticipation of new products or otherwise; changes in technologies and their acceptance by the market; fluctuations in exchange rates; changes in the Company's strategy; changes in personnel; the performance of the Company's suppliers and third-party product manufacturers; the availability of key components; seasonality; and general economic conditions. Many of these factors are beyond the Company's control. In addition, due to the short product life cycles inherent in the Company's markets, the Company's failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

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

Product Return Risks

  Like other manufacturers of consumer products, the Company is exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of the Company's assistance in balancing inventories of retailers and distributors. In addition, the Company offers price protection to its distributors and retailers. A portion of the Company's net sales may result in increased inventory at its distributors and resellers, which could lead to reduced orders by these customers in future periods. As a result, historical net sales may not be indicative of future net sales. Overstocking by Logitech's distributors and retailers may lead to higher than normal returns. The short product life cycles of certain of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. Although Logitech believes that it has provided adequate allowances for projected returns, from time to time it has experienced return levels in excess of its accruals and no assurance can be given that such accruals will be sufficient for actual returns in future periods. In addition, there can be no assurance that the accruals for price protection will be sufficient, or that any future price changes will not have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Description of Business - Customer Service and Technical Support".

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

  The Company holds various United States patents, together with corresponding patents from other countries, relating to certain of the same inventions. The Company also has various United States patent applications pending, together with corresponding applications from other countries relating to certain of the same inventions. Despite these patents and patent applications, there can be no assurance that any patent owned by the Company will not be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company, or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company. In addition, there can be no assurance that other intellectual property laws, or the Company's confidentiality procedures and contractual provisions, will adequately protect the Company's intellectual property. There can also be no assurance that the Company's competitors will not independently develop similar technology, duplicate the Company's products, or design around the Company's patents or other intellectual property rights.
In addition, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Legal Proceedings."

  The Company also relies on certain technologies that it licenses or acquires from others. The Company may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of its products or to current or future technologies. There is no assurance that such licenses or other rights will be available on commercially reasonable terms, or at all.

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

Risks Associated with International Operations

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

ITEM 2.    DESCRIPTION OF PROPERTY

  Logitech's U.S. subsidiary has operational headquarters in Fremont, California in a leased building comprising approximately 95,600 square feet. This facility is also occupied by Logitech's Americas headquarters, including research and development, product marketing, sales management, technical support and administration. The Company's Fremont lease expires in March 2006. The Company's U.S. subsidiary also leases space located in San Mateo, California, consisting of approximately 8,500 square feet for additional research and development. This lease expires in September 2001.

  Logitech's Europe headquarters are in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 33,300 square feet and includes research and development, product marketing, sales management, technical support, administration and certain Logitech group activities including finance.

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

  Logitech has major distribution centers in Union City, California, Nijmegen, the Netherlands and Hsinchu, Taiwan. The Union City facility is 86,500 square feet and is being leased by the Company until September 2003. The distribution center in Nijmegen is comprised of approximately 7,150 square feet and is subject to a lease due to expire in July 2005. The Company believes that its current facilities will be adequate for its needs for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

  In December 1997, Logitech Inc. filed suit against KYE Systems Corp., KYE International Corp. and Mouse Systems Corp. in the United States Court, Eastern District of Texas, Texarkana Division, seeking damages and equitable relief based on allegations of patent infringement. In February 1998, Mouse Systems Corporation filed suit against Logitech Inc. in the United States District Court for the Northern District of California, seeking damages and equitable relief also based on allegations of patent infringement. In fiscal 2000, all of these actions were dismissed with predjuce with no material effect on Logitech's financial position or results of operations. In addition, in late 1998, a Company's subsidiary in Suzhou, China was sued in China for patent infringement involving certain of the Company's mouse products. The Company believes the lawsuit is without merit and intends to defend against it vigorously. However, there can be no assurance that the defense of this action will be successful, or that any judgment in or settlement of this lawsuit would not have a material adverse impact on the Company's business, financial position or results of operations.

  There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. Through its U.S. and China subsidiaries, the Company is currently involved in several other pending lawsuits with respect to patent infringement claims by third parties. The Company believes that all of these pending lawsuits are without merit and intends to defend against them vigorously. There can be no assurance, however, that the defense of any of these actions will be successful, or that any judgment in or settlement of any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and results of operations.

  Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by the Company's technical and management personnel, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, will be available on terms acceptable to the Company, or at all. In addition, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products.

ITEM 4. CONTROL OF REGISTRANT

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's registered shares, including shares represented by ADSs, as of June 1, 2000 by (i) each shareholder known by the Company to be the beneficial owner of more than ten percent of the Company's registered shares and (ii) all executive officers and directors as a group. To the knowledge of the Company, it is not directly or indirectly owned or controlled by any corporation or by any foreign government.

                                                                       Shares
                                                                    Beneficially
Name of Beneficial Owner                                              Owned(1)        Percentage(2)
------------------------                                            ------------      -------------
Daniel Borel(3)                                                       429,620             10.3%
All directors and executive officers as a group (10 persons)          526,274             12.6%

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Registered shares subject to options that are currently exercisable or exercisable within 60 days after June 1, 2000 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.

(2) Percentage ownership is calculated based on 4,167,812 registered shares issued and outstanding, excluding 20,632 registered shares held in treasury.

(3) Includes 204,550 registered shares registered in the name of Sylviane Borel (Mr. Borel's wife). Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife.

ITEM 5.    NATURE OF TRADING MARKET

Registered Shares

  The Company's registered shares are listed and principally traded on the Swiss Exchange, where prices are expressed in Swiss francs. The table below presents, for the periods indicated, (i) the high and low closing sales prices quoted in Swiss francs for the registered shares on the Swiss Exchange, and (ii) the U.S. dollar equivalent based on the Noon Buying Rate on the last trading day of the periods presented. The "Noon Buying Rate" is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

                                                               Price per Registered Share
                                                               --------------------------
                                                     High          Low          High          Low
                                                     ----          ---          ----          ---
                                                      CHF          CHF           $             $
Fiscal 1996:
   First quarter................................     43.00        36.50         37.35         31.70
   Second quarter...............................     68.00        41.50         58.83         35.90
   Third quarter................................     64.00        55.50         55.46         48.10
   Fourth quarter...............................     72.50        52.00         60.94         43.71
Fiscal 1997:
   First quarter................................     80.00        66.50         63.98         53.18
   Second quarter...............................     79.50        63.00         63.32         50.18
   Third quarter................................     97.25        64.50         72.63         48.17
   Fourth quarter...............................    149.50        95.25        103.96         66.24
Fiscal 1998:
   First quarter................................    138.00       120.50         94.39         82.42
   Second quarter...............................    144.00       104.15         99.48         71.95
   Third quarter................................    135.00       111.50         92.34         76.27
   Fourth quarter...............................    121.50       102.75         79.82         67.50
Fiscal 1999:
   First quarter................................    120.00       100.75         79.21         66.50
   Second quarter...............................    107.50        65.15         77.86         47.17
   Third quarter................................     88.00        55.75         64.07         40.59
   Fourth quarter...............................    102.50        76.60         69.38         51.86
Fiscal 2000:
   First quarter................................    114.50        94.00         73.61         60.43
   Second quarter...............................    118.00       106.13         78.55         70.65
   Third quarter................................    242.50       114.50        152.23         71.88
   Fourth quarter...............................    625.00       225.00        375.83        135.30

  The Swiss Exchange is a private organization comprised of 89 members. As of April 30, 2000, 242 Swiss companies and 170 foreign companies were listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

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

American Depositary Shares

  On March 27, 1997, the Company consummated a public offering in the U.S. of 400,000 registered shares, represented by 4,000,000 ADSs. On April 25, 1997, the Company sold an additional 60,000 registered shares, represented by 600,000 ADSs, pursuant to an option granted to the underwriters in the offering to cover over-allotments. Each ADS represents one-tenth of one registered share. As of June 1, 2000, there were 4,188,444 registered shares issued and outstanding held by 4,445 holders of record. According to the records of the Bank of New York (the Depositary), as of June 1, 2000, there were approximately 4,863,400 ADSs issued and outstanding under the Deposit Agreement.

  The ADSs are traded on the Nasdaq National Market. The table below presents the high and low closing sales prices for ADSs on the Nasdaq National Market.

                                                            High      Low
                                                           ------    ------
    Fiscal 1997:
       Fourth quarter (March 27 to March 31)...........    $ 8.13    $ 8.10
    Fiscal 1998:
       First quarter...................................    $ 9.50    $ 8.19
       Second quarter..................................    $ 9.44    $ 7.00
       Third quarter...................................    $ 9.38    $ 7.50
       Fourth quarter..................................    $ 8.38    $ 6.69
    Fiscal 1999:
       First quarter...................................    $ 7.88    $ 6.57
       Second quarter..................................    $ 7.19    $ 4.63
       Third quarter...................................    $ 6.25    $ 4.25
       Fourth quarter..................................    $ 7.07    $ 5.63
    Fiscal 2000:
       First quarter...................................    $ 7.63    $ 6.13
       Second quarter..................................    $ 8.50    $ 6.88
       Third quarter...................................    $15.38    $ 7.94
       Fourth quarter..................................    $37.50    $13.74

  ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

  As a Swiss corporation, the Company is subject to certain requirements not generally applicable to corporations organized in United States jurisdictions. Among other things, the issuance of capital stock by the Company generally must be submitted for approval at a general meeting of shareholders. In addition, the issuance of capital stock is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the shareholders.

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

  This summary addresses laws in Switzerland as in effect on the date hereof, as well as the 1997 Convention (entered into force on December 1997) between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the "Treaty"), both of which are subject to change (or changes in interpretation), possibly with retroactive effect.

  For purposes of the Treaty and the Internal Revenue Code of 1986, as amended (the "Code"), United States Holders of ADSs are treated as the owners of the registered shares corresponding to such ADSs. Accordingly, the Swiss tax consequences discussed below also generally apply to United States holders of registered shares.

Swiss Taxation

  Gain on Sale

  Under present Swiss law, a holder of registered shares or ADSs who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and (iii) is not subject to taxation by Switzerland for any other reason, will be exempted from any Swiss federal, cantonal or municipal income or other tax on gains realized during the year on the sale of registered shares or ADSs.

  Stamp, Issue and Other Taxes

  Switzerland generally does not impose stamp, registration or similar taxes on the sale of registered shares or ADSs by a holder thereof unless such sale or transfer occurs through or with a Swiss securities dealer (as defined in the Swiss Stamp Duty Law).

  Withholding Tax

  Under present Swiss law, any dividends paid in respect of registered shares will be subject to the Swiss Anticipatory Tax at the rate of 35%, and the Company will be required to withhold tax at such rate from any dividend payments made to a holder of registered shares. Such dividend payments may qualify for reduction of or refund of the Swiss Anticipatory Tax by reason of the provisions of a double tax treaty between Switzerland and the country of residence or incorporation of a holder, and in such cases such holder will be entitled to claim a refund of all or a portion of such tax in accordance with such treaty. The Treaty provides for a mechanism whereby a United States resident or United States corporations can generally seek a refund of the Swiss Anticipatory Tax paid on dividends in respect of registered shares, to the extent such withholding exceeds 15%. A United States corporation that holds more than 10% of the share capital of a Swiss company can seek a refund of the Swiss Anticipatory Tax paid on dividends to the extent such withholding tax exceeds 5% under the double tax treaty.

ITEM 8. SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 20-F.

                                                                               Year ended March 31,
                                                        -----------------------------------------------------------------------
                                                              2000         1999            1998          1997          1996
                                                        ------------  -------------  -------------  ------------- -------------
                                                                (In thousands, except share and per share amounts)
Consolidated statement of operations data:
Net sales...........................................    $  615,664    $  470,741     $  406,109     $  430,007    $  368,967
Gross profit........................................       206,695       162,723        132,843        139,151       109,703
Operating expenses:
 Marketing and selling..............................       102,957        85,350         68,813         71,014        59,654
 Research and development...........................        31,666        31,378         27,774         26,481        20,705
 General and administrative.........................        31,102        23,625         19,944         20,380        19,553
 Acquired in-process research and development (1)...            --         6,200             --             --            --
                                                           -------       -------        -------        -------        ------
Total operating expenses............................       165,725       146,553        116,531        117,875        99,912
                                                           -------       -------        -------        -------        ------
Operating income....................................        40,970        16,170         16,312         21,277         9,791
Loss on sale of product line (2)....................            --        (7,272)        (3,174)            --            --
Net income..........................................        30,044         7,137         15,456         21,060         8,193
Net income per share (4):
 Basic..............................................    $     7.55    $     1.85     $     4.09     $     6.50    $     2.51
 Diluted............................................    $     6.87    $     1.79     $     3.91     $     6.18    $     2.50
Shares used to compute net income per share (4):
 Basic..............................................     3,976,990     3,867,220      3,776,464      3,240,652     3,260,058
 Diluted............................................     4,375,994     3,982,674      3,954,114      3,407,392     3,281,232
Cash dividend per share (3)(4)......................    $       --    $       --     $       --     $  0.48115    $       --

                                                                                   March 31,
                                                         ----------------------------------------------------------------
                                                             2000         1999         1998         1997         1996
                                                         ----------   -----------  -----------  -----------  ------------
                                                                              (In thousands)
Consolidated balance sheet data:
Cash and cash equivalents...........................     $ 49,426     $ 43,251     $ 72,376     $ 38,504     $ 28,564
Total assets........................................      334,077      294,489      208,479      216,423      181,321
Long-term debt, net of current maturities...........        2,934        3,624        3,031        3,188        4,768
Shareholders' equity................................      179,969      139,754      132,734      111,691       71,438


1) In connection with acquisition of Connectix Corporation's PC video camera business, the Company recorded a one-time charge of $6.2 million for acquired in-process research and development.

2) In fiscal 1998, the Company sold its scanner product line to Storm Technology Inc. and recorded a $3.2 million loss on the sale. In 1999, the Company wrote off $5.8 million related to a convertible note and common stock investment in Storm made in connection with the sale. The additional expenses in 1999 primarily relate to costs to conclude certain obligations exceeding management's estimate made in 1998.

3)  Dividends were declared in Swiss francs and translated into U.S. dollars.

4) The Company completed a two-for-one stock split which was effected in the form of a stock dividend and distributed on July 5, 2000 payable to stockholders of record as of July 4, 2000. All references to share and per-share data for all periods presented have been adjusted to give effect to this two-for-one stock split.

Exchange Rates

     Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of the registered shares on the Swiss Exchange and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa.

     The following table sets forth certain historical information with respect to the Noon Buying Rate for dollars expressed in Swiss francs per dollar.


                                                   Average(1)       High          Low        Period End
                                                   ----------       ----          ---        ----------
Fiscal 1996..............................              1.170        1.117        1.232          1.189
Fiscal 1997..............................              1.296        1.192        1.489          1.438
Fiscal 1998..............................              1.460        1.535        1.385          1.522
Fiscal 1999..............................              1.437        1.515        1.374          1.478
Fiscal 2000..............................              1.560        1.663        1.478          1.663

(1) Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This annual report to shareholders contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below and in the subsection "Additional Risk Factors That Could Affect Operating Results" in Item 1.

Overview

     Logitech designs, manufactures and markets human interface devices and supporting software which often serve as the primary physical interface between users and their personal computers and the internet. The Company's products include corded and cordless mice, optical trackballs, keyboards, joysticks, gamepads, racing systems, internet video cameras, and multimedia speakers.

     The Company sells its products through two primary channels, original equipment manufacturers ("OEMs") and a network of retail distributors and resellers ("retail"). Products sold to OEMs, principally pointing devices, are generally resold to end users bundled with new PCs. Sales to OEMs as a percentage of total net sales can vary significantly and have ranged from 24% to 45% on a quarterly basis over the past three fiscal years.

     The Company was founded in Switzerland in 1981, and in 1988 listed its shares in an initial public offering in Switzerland. In March 1997, the Company sold 400,000 registered shares from treasury in a U.S. initial public offering in the form of 4,000,000 American Depository Shares ("ADS"), and listed the ADSs on the Nasdaq National Market System. The Company maintains its operational headquarters through its U.S. subsidiary in Fremont, California, with regional headquarters through local subsidiaries in Romanel-sur-Morges, Switzerland and Hsinchu, Taiwan. In addition, Logitech has manufacturing operations in China, with distribution facilities in the United States, Europe and Asia.

Results of Operations

     The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                                                     Year ended March 31,
                                                                           -------------------------------------
                                                                             2000          1999           1998
                                                                           --------     ---------      ---------
Net sales...........................................................        100.0%        100.0%         100.0%
Cost of goods sold..................................................         66.4          65.4           67.3
                                                                           ------       -------        -------
Gross profit........................................................         33.6          34.6           32.7
Operating expenses:
   Marketing and selling............................................         16.7          18.1           16.9
   Research and development.........................................          5.1           6.8            6.9
   General and administrative.......................................          5.1           5.0            4.9
   Acquired in-process research and development.....................           --           1.3             --
                                                                           ------       -------        -------
Operating income....................................................          6.7           3.4            4.0
Interest income (expense), net......................................          (.1)           .2             .4
Loss on sale of product line........................................           --          (1.5)           (.8)
Other income (expense), net.........................................          (.5)          (.3)            .5
                                                                           ------       -------        -------
Income before income taxes..........................................          6.1           1.8            4.1
Provision for income taxes..........................................          1.2            .3             .3
                                                                           ------       -------        -------
Net income..........................................................          4.9%          1.5%           3.8%
                                                                           ======       =======        =======

Year Ended March 31, 2000 Compared to Year Ended March 31, 1999

  Net Sales

  Net sales for the year ended March 31, 2000 increased 31% to $615.7 million. This growth was shared across all product categories, but primarily came from the Company's keyboard and video products, as well as increases in the Company's cordless mouse offerings.

  Retail sales grew by 43%. This growth was shared across all product categories. Retail sales of the Company's traditional pointing devices, which include mice and trackballs, grew by 10%, while unit volumes grew 18%. This growth was driven by a 121% increase in sales of the Company's cordless mice. Even with this growth, mice sales represented only 39% of the Company's total retail revenue for fiscal 2000, compared to 50% last year, reflecting the Company's expanded retail product offerings. Sales of keyboard products increased by 172% over the same period last year, while unit volumes more than doubled. The Company added a renewed line of cordless desktops in the third quarter. In the fast growing internet video camera business, retail sales grew by 130% over last year, with unit volumes almost tripling. The video camera increases occurred despite the loss of some shelf space in stores in the third quarter of fiscal 2000 due to product transition issues related to two improved video products. The Company previously introduced its video products in the third quarter of fiscal 1999, including products resulting from the integration of the QuickCam business acquired in September 1998. Sales of interactive gaming products increased 15% over last year, with unit volumes increasing 48%. Average selling prices have declined from last year, reflecting the Company's new entry level offerings and a large sell-in of a new line of high end joysticks and racing systems last year. The sales and volume increases occurred despite declines in the overall U.S. PC gaming market, particularly over the last two quarters. While there are a number of potential causes for declines in the overall market, such as the lack of revolutionary new controllers and the absence of exciting new games, the impact is being felt by all competitors in this market. Logitech's volume increases, combined with the decline in the overall market, have resulted in increased market share in most interative gaming product categories, and for joysticks in particular.

  OEM sales grew by 7% compared to last year, with unit volume increasing 25%. The impact of the volume increase on net sales was partially offset by price reductions in pointing devices due to price pressures in the OEM market. This year's growth was driven principally by the Company's internet video cameras which, beginning in the fourth quarter, are being bundled by Compaq with most of their Presario(R) models sold in the North American market.

  Gross Profit

  Gross profit consists of net sales, less cost of goods sold, which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit for the year ended March 31, 2000 increased 27% to $206.7 million.

  Gross profit as a percentage of sales decreased slightly from 34.6% to 33.6%. This decrease principally reflects the impact of pricing pressures in the Company's OEM mouse offerings. The price pressures in the OEM mouse business led to a significant margin decline in this area compared to last year. While the Company continues to achieve cost reductions offsetting much of the impact of lower prices, the price reductions for some of the Company's largest customers have outpaced the cost reduction efforts. The lower overall OEM mouse margins were partially offset by the impact of increased sales of higher margin internet video cameras in the OEM channel. Retail gross profit as a percentage of sales remained flat compared to last year.

  Marketing and Selling

  Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expense for the year ended March 31, 2000 increased 21% to $103 million. This increase is directly related to the Company's increased sales performance and marketing initiatives aimed at strengthening the Company's retail presence. As a percentage of sales, marketing and selling costs decreased from 18.1% to 16.7%. The Company has increased other marketing costs in new product areas, including retail keyboards, internet video cameras and cordless mice.

  Research and Development

  Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs. Excluding $1.4 million in development efforts relating to Spotlife Inc., Logitech's spin-off focused on enhancing video communications using the internet infrastructure, research and development expense for the year ended March 31, 2000 decreased 4% to $30.3 million. As a percentage of sales, research and development decreased from 6.8% to 4.9%. This decrease was primarily related to lower project development costs. The Company has shortened the time of new product development activities and reduced the expenses required to bring products to market. The Company continues its development efforts across the entire spectrum of its product portfolio, with initiatives in new product development as well as cost reductions on existing products.

  General and Administrative

  General and administrative expense consists of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expense for the year ended March 31, 2000 increased 32% to $31.1 million, or 5.1% of net sales, compared to $23.6 million, or 5.0% of net sales in 1999. This increase was primarily due to increased headcount, amortization of goodwill and intangible assets, and higher costs related to intellectual property litigation.

  Interest Income (Expense), Net

  Net interest expense for the year ended March 31, 2000 was $.2 million compared to net interest income of $.9 million in 1999. The decline was the result of a decrease in the average balances of interest bearing cash and cash equivalents, partially offset by a decrease in the average balance of short-term debt. The Company's short-term debt peaked in the third and fourth quarters of fiscal 1999 with the financing of working capital needs and part of the Company's acquisition of the Connectix business. The Company has been reducing short-term debt and increasing cash balances since then, particularly in the last half of fiscal 2000, out of cash generated from operations.

  Other Expense, Net

  Other expense for 2000 was $3.3 million, compared to $1.4 million last year. This increase was primarily due to higher losses in investments accounted for under the equity method and a write-off of an investment accounted for under the cost method. This was partially offset by the gain on sale of the Company's touchpad technology and net foreign exchange gains in fiscal 2000 compared to losses in fiscal 1999.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes and is based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income and losses are generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of realizing deferred tax assets. The provision for income taxes for the year ended March 31, 2000 increased to $7.5 million, representing a 20% effective tax rate, from $1.3 million, representing a 15% effective tax rate in 1999. The Company's effective tax rate is dependent on achieving expected income levels in a number of jurisdictions. If the Company is unable to achieve expected income levels in those jurisdictions, the Company's effective tax rate could change significantly.

Year Ended March 31, 1999 Compared to Year Ended March 31, 1998

  Net income for the year ended March 31, 1999 was $7.1 million compared to $15.5 million in 1998. During 1999, net income was impacted by two non-recurring charges, an in-process research and development charge of $6.2 million (before tax) which was part of the Company's acquisition of the QuickCam(R) internet video camera business of Connectix Corporation, and a $5.8 million (before tax) write-off of a note receivable and equity investment in Storm Technology. Excluding the two non-recurring charges, net income for the year ended March 31, 1999 was $17.3 million.

  Net Sales

  Net sales for the year ended March 31, 1999 increased 16% to $470.7 million. Excluding the discontinued scanner product line, net sales increased 28%. This growth was shared across all product categories, but primarily from the Company's new keyboard and video products, as well as increases from both the Company's cordless wheel-enhanced mice and OEM corded mice.

  Retail sales grew by 43% excluding the discontinued scanner product line. The Company's traditional retail pointing device sales, which include mice and trackballs, grew by 13%. The strength of these sales is due to the Company's cordless mouse offerings and trackball product line. While cordless products have traditionally been well received in Europe, the Company began to see increased acceptance in the U.S. as well. Sales of gaming products, which include joysticks, steering wheels and gamepads, grew by 26% over last year. In the second half of the fiscal year, sales of gaming products increased by 64%, reflecting the expanded and revitalized products introduced during the third fiscal quarter. Keyboard products were a source of very strong growth, as the Company's market share in the U.S. increased from 0% to over 20% during the last 15 months. The Company also saw significant market share gains in Europe.

  Sales of pointing devices to OEM customers grew by 6%, with unit volume increasing 28%. This increase is a result of increased market share, partially offset by declining average selling prices.

  The Company introduced its video products in the third fiscal quarter, including the integration of the QuickCam business acquired in September 1998. Video sales in the fourth quarter grew by 48% over the Christmas quarter of 1999. This improvement over a traditionally high volume selling season reflects both the continued rapid growth in the overall market as well as acceptance of the Company's video products.

  Gross Profit

  Gross profit for the year ended March 31, 1999 increased 22% to $162.7 million. Gross profit as a percentage of sales improved from 32.7% to 34.6%. The improvement in overall gross margin percentage reflects both a favorable sales mix between the retail and lower margin OEM channels and the divestiture of the low-margin scanner product line. The Company has also been able to continue to achieve product cost reductions.

  However, the price pressures in the OEM business led to a significant margin decline in this area compared to last year. While the Company continued to achieve cost reductions offsetting much of the impact of lower prices, the price reductions for some of the Company's largest customers have outpaced the cost reduction efforts. In the retail channel, the product mix shifted in the last half of the fiscal year towards lower margin retail products such as keyboards and PC internet video cameras. This reflects the Company broadening of the overall retail product offering.

  Marketing and Selling

  Marketing and selling expense for the year ended March 31, 1999 increased 24% to $85.4 million. This increase is directly related to the Company's increased sales performance. As a percentage of sales, marketing and selling costs increased from 16.9% to 18.1%. Marketing costs reflect significant investments in channel marketing, brand awareness through refreshed packaging and associated marketing materials, and advertising. The Company also continued to improve the quality of its web site and strengthened e-commerce capabilities. In April 1999, the Company's e-commerce web site was unveiled, where customers can purchase all Logitech products online.

  Research and Development

  Research and development expense for the year ended March 31, 1999 increased 13% to $31.4 million. As a percentage of sales, research and development decreased slightly from 6.9% to 6.8%. This decline occurred despite the increased development in the gaming device area and the PC video camera area prior to the launch of new products in these areas. The Company introduced a number of new gaming devices and video cameras during the Christmas season. Increased costs in the above areas were offset by the elimination of development costs for the scanner product line sold in December 1997.

  General and Administrative

  General and administrative expense for the year ended March 31, 1999 increased 18% to $23.6 million, or 5.0% of net sales, compared to $19.9 million, or 4.9% of net sales in 1998. This increase was primarily due to increased headcount, amortization of goodwill and intangible assets, and higher legal costs.

  Acquired In-Process Research and Development

  In September 1998, the Company acquired the PC video camera business of Connectix Corporation for $26.2 million (including closing and other costs). Connectix's QuickCam(R) brand was a market leader in PC video cameras, a market that was starting to experience rapid growth. This acquisition was consistent with the Company's intention to enter the PC video camera market, and its development efforts in that area. The Connectix business has been combined with the Company's video division to offer a complete line of PC internet video cameras.

  In connection with the acquisition, the Company recorded a one-time charge of $6.2 million for acquired in-process research and development. At the time of the acquisition, research and development of several video camera products and a new version of the related software application were in process. The future hardware development included integrated circuit design as well as system integration. The future software development included video-based software applications to increase functionality, make user interface easier, and to integrate third party applications. This development was completed in fiscal 1999 and 2000, and revenue from the in-process products began in fiscal 2000 and are ahead of original projections.

  Interest Income (Expense), Net

  Net interest income for the year ended March 31, 1999 was $.9 million compared to $1.6 million in 1998. The decline was the result of increased interest expense due to short-term borrowings to finance working capital needs in the third and fourth quarters of fiscal 1999.

  Sale of Product Line

  In December 1997, the Company sold its scanner product line to Storm Technology Inc. ("Storm") for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company disposed of its scanner product line due to fundamental changes in the scanner market.

  During the second quarter of 1999, the Company wrote off $5.8 million relating to the convertible note and common stock investment in Storm. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. Storm later filed a voluntary petition for relief under the United States Bankruptcy Code. The additional $1.5 million primarily relates to costs to conclude certain obligations exceeding management's estimate made in fiscal 1998.

  Other Income (Expense), Net

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

Liquidity and Capital Resources

  Cash Balances, Available Borrowings and Capital Resources

  At March 31, 2000, cash and cash equivalents totaled $49.4 million. In addition, the Company had credit lines with several European and Asian banks totaling $55.4 million. As is common for businesses in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the

Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of March 31, 2000, $48.8 million was available under these facilities.

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

  Cash Flow from Operating Activities

  The Company's operating activities generated cash of $32.9 million for the year ended March 31, 2000, compared to $16.8 million and $43.5 million in 1999 and 1998. The increase in 2000 was primarily a result of higher earnings from operating income (excluding the non-recurring non-cash charge of $6.2 million).

  The decrease in 1999 compared to 1998 was primarily due to increased working capital requirements. Accounts receivable increased mainly due to the higher level of revenues generated in the second half of 1999 compared to 1998. Inventory levels and product accounts payable increased due to the broader product offerings that were introduced in the second half of 1999 compared to the same period in 1998. In addition, as a result of the sale of the scanner product line in December 1997, scanner product inventories and work-in-process were sold or liquidated and no additional scanner inventories were added.

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $19.9 million in the year ended March 31, 2000, compared to $64.8 million and $7.9 million in 1999 and 1998. Cash used in 2000 included $4.2 million of investments in affiliated companies, almost half of which was used to form Spotlife Inc., Logitech's spin-off focused on enhancing video communications using the internet infrastructure. Cash used in 1999 included $40 million, primarily for three acquisitions--the internet video camera business of Connectix Corporation, 49% of the outstanding shares of Space Control GmbH, and 10% of the outstanding shares of Immersion Corporation. The amounts invested in both years for capital expenditures related to the Company's computer systems implementation project, as well as normal expenditures for tooling costs, machinery and equipment, capital improvements, and other computer equipment. The increase in 1999 capital expenditures compared to 1998 related primarily to the Company's computer systems implementation project.

  Cash Flow from Financing Activities

  Net cash used by financing activities for the year ended March 31, 2000 was $5.8 million. This represents a $18.4 million paydown of short-term debt net of $12.9 million of proceeds from treasury shares and registered shares sold to fulfill employee stock purchase and option plans.

  Net cash provided by financing activities for the year ended March 31, 1999 was $19.1 million. This represents principally an increase in short-term debt for working capital needs and to finance part of the Company's acquisition of the QuickCam(R) internet video camera business unit of Connectix.

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

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future. Fixed commitments for long lead time parts totaled $25.3 million. Fixed commitment for capital and other expenditures, primarily for manufacturing equipment, approximated $4.8 million at March 31, 2000. In addition, the Company has agreed to guarantee up to a maximum of $5.3 million of Spotlife's capital lease obligation. As of March 31, 2000, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $4.4 million.

Other Matters

  The Company recognizes revenue upon product shipment, less amounts for estimated returns and price protection. Amounts provided for returns and price protection are estimated based upon historical and anticipated experience and the Company's assessment of inventory in the channels. Although the Company believes that it has provided adequate amounts for projected returns, from time to time it has experienced return levels in excess of amounts provided, and no assurance can be given that such amounts will be sufficient for actual returns in future periods. In addition, the Company continuously introduces product upgrades, enhancements and improved packaging, and thus may experience higher rates of returns of its older products.

  The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryforwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the realizability of deferred tax assets. The Company regularly assesses the realizability of deferred tax assets based on a number of factors, including the Company's past earnings history and expected future taxable income over a two-year period. As a result of this process, a valuation allowance is recorded for deferred tax assets when management believes it is more likely than not that the Company will not realize such deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates in the past three fiscal years reflect a variety of factors that may not be present in fiscal 2001. As a result, the Company's effective income tax rate may change in future periods.

  In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. As a result, the Company revised its estimate of VAT liability and released an accrual of approximately $1.7 million into income in fiscal 2000. The Company therefore believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

  As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results.

  Foreign Currency Exchange Rates

  Currently, the Company's primary exposures relate to non-dollar denominated sales in Europe and Asia and non-dollar denominated operating expenses and inventory costs in Europe and Asia, as well as net assets located in these geographies. For the year ended March 31, 2000, 45% of the Company's sales and 32% of the Company's net assets were denominated in non-U.S. currencies. For the year ended March 31, 1999, 42% of the Company's sales and 33% of the Company's net sales were denominated in non-U.S. currencies.

  The Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of shareholders' equity. At the present time, the Company does not hedge any currency exposures. The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by foreign subsidiaries, net income for the years ended March 31, 2000 and 1999 would have been adversely impacted by approximately $8.2 million and $4.5 million.

  Interest Rates

  Changes in interest rates could impact the Company's anticipated interest income on its cash equivalents and interest expense on debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse change in interest rates from the fiscal 2000 and 1999 year end rates would not have a material adverse effect on the Company's results of operations, cash flows or financial condition for the next year.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Executive Officers

  The directors and executive officers of the Company as of June 1, 2000 are as follows:

Name                       Age  Position
----                       ---  --------
Daniel Borel                50  Chairman of the Board
Guerrino De Luca            47  President and Chief Executive Officer, Director
Gregory Chambers            40  Sr. Vice President, Worldwide Sales and Marketing
Erh-Hsun Chang              51  Sr. Vice President, Operations and General Manager, Far East
Wolfgang Hausen             57  Sr. Vice President and General Manager, Control Devices Division
Kristen Onken               50  Sr. Vice President, Finance, and Chief Financial Officer
Kwong Soon Chay (1) (4)     47  Director
Pier Carlo Falotti (2)      57  Director
Jean-Louis Gassee (1)       56  Director
Frank Gill (2)              56  Director
Kee-Lock Chua (3)           39  Director - elect

(1)  Member of the Compensation Committee

(2)  Member of the Audit Committee

(3) Mr. Chua will be presented to the shareholders for election to the Board of Directors on June 29, 2000.

(4)  Mr. Chay will be retiring from the Board of Directors on June 29, 2000

  Daniel Borel, a founder of the Company, has been the Chairman of the Board since July 1992. From July 1992 to February 1998, Mr. Borel also served as Chief Executive Officer of the Company. He has held various other executive positions with the Company and its predecessors since their founding. Mr. Borel holds an MS in Computer Science from Stanford University and a degree in Physics from the Ecole Polytechnique Federale, Lausanne, Switzerland.

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

  Erh-Hsun Chang joined the Company as Vice President, General Manager, Far Eastern Area and Worldwide Operations in December 1995. In April 1997, Mr. Chang was named Senior Vice President, General Manager, Far Eastern Area and Worldwide Operations. During 1986 and 1987, Mr. Chang held various other positions with the Company. From January 1994 to December 1995, Mr. Chang was Vice President, Sales and Marketing, Power Supply Division, of Taiwan Liton Electronics Ltd., and from December 1991 to January 1994, Mr. Chang was Vice President, Manufacturing Consulting at KPMG Peat Marwick. Mr. Chang holds a BS in Civil Engineering from Chung Yuang University, Taiwan, an MBA from the University of Dallas, and an MS in Industrial Engineering from Texas A&M University.

  Wolfgang Hausen has been Senior Vice President and General Manager, Control Devices Business Division of the Company since July 1997. Prior to that time, Mr. Hausen served as President and Chief Executive Officer of Cardinal Technologies, Inc., a PC multimedia and modem company from May 1994. From March 1989 to December 1993, Mr. Hausen was Vice President and General Manager of Quantum Corporation, a global supplier of storage products. Mr. Hausen holds an MSEE from the Technical University of Darmstadt, Germany and an MBA from Santa Clara University, California.

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

  Kwong Soon Chay was elected a director of Logitech International S.A. in June 1997. Since July 1996, Mr. Chay has been Managing Director of IntreSource Systems Pte, Ltd. Prior to that time, Mr. Chay held various executive positions with Creative Technology Ltd. from 1986 to June 1996, including President/COO from 1992. Mr. Chay holds a degree in Physics from University of Singapore.
Mr. Chay will be retiring from the Board on June 29, 2000.

  Pier Carlo Falotti has been a director of Logitech International S.A. since June 1996. Since September 1996, Mr. Falotti serves as Executive Vice President for Europe, Middle East and Africa of Oracle Corporation. From February 1994 until September 1996, Mr. Falotti was Executive Vice President of International Operations for AT&T, where he also served as President and Chief Executive Officer for Europe, Middle East and Africa. From 1992 to 1994, Mr. Falotti was President and Chief Executive Officer of The Ask Group, Inc. From 1969 to 1992, Mr. Falotti was with Digital Equipment Corporation, serving as President and Chief Executive Officer of Digital Europe, Middle East and Africa from 1983.
Mr. Falotti holds a degree in Electrical Engineering from the Institute Avogadro, Torino, Italy.

  Jean-Louis Gassee has been a director of Logitech International S.A. since June 1993. Since October 1990, Mr. Gassee has been Chief Executive Officer of Be Inc. Before founding Be, Mr. Gassee held various executive positions with Apple Computer, Inc. during the period December 1980 to September 1990, including President of the Apple Products Division. He currently serves on the boards of Be Inc., Electronics For Imaging Inc. and 3Com Corporation. Mr. Gassee holds a science degree from the Universite de Paris.

  Frank Gill has been a director since June 1999. Mr. Gill served in a variety of positions in sales and marketing, product development and manufacturing operations at Intel Corporation from 1975 until his retirement in June 1998, including Executive Vice President in 1996, General Manager of the Internet and Communications Group from 1995 and from 1990 through 1994, General Manager of Intel's Systems Group. He currently serves on the Boards of Tektronix Inc., Inktomi Corporation, Niku Corporation, Telcom Semiconductor Inc., McAfee.com Inc. and Pixelworks Inc. Mr. Gill holds a BS in Electrical Engineering from the University of California, Davis.

  Kee-Lock Chua is being presented to the shareholders for election to the Board on June 29, 2000. Mr. Chua is the president of MediaRing.com, a global internet company listed on the Stock Exchange of Singapore. Mr. Chua was appointed as a Director of MediaRing.com in October 1997. Prior to joining MediaRing.com, Mr. Chua was employeed by NatSteel Ltd., most recently as Executive Vice President, responsible for the commercial group, production planning, strategic planning and several overseas operations. Mr. Chua was also a director of NatSteel Electronics Ltd. and NatSteel Broadway Ltd.; both of which companies are involved in contract manufacturing and are listed in the Singapore Stock Exchange. Prior to joining NatSteel Ltd., Mr. Chua worked for Transpac Capital, where he served as Vice President, in charge of direct investments into companies in the United States. Mr. Chua holds a BS degree in Mechanical Engineering from the University of Wisconsin, and a MS degree from Stanford University.

  Indemnification of Officers and Directors

  The Company has entered into agreements to indemnify its directors and officers. Certain of these agreements are between the respective officer or director and Logitech International S.A., and cover claims brought under U.S. laws to the fullest extent permitted by Swiss law. In addition, the Company's U.S. subsidiary, Logitech Inc., has entered into separate indemnification agreements with the Company's executive officers and directors. The agreements with Logitech Inc. are broader in certain respects than those entered into with Logitech International S.A. These agreements, among other things, indemnify directors and officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company as to which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

  Board Composition

  The Company's Articles of Incorporation set the minimum number of directors at three. The Company has six directors as of June 1, 2000. Directors are elected by the shareholders at a shareholders meeting for a term of three years. Executive officers are appointed by the Board of Directors to serve on such terms and conditions and with such restrictions as the Board of Directors establishes.

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

ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

  In the fiscal year ended March 31, 2000, the Company's four non-employee directors during that year were paid an aggregate of $74,000. Directors who are also employees of the Company do not receive any additional compensation for their service on the Board of Directors. Directors are reimbursed for certain expenses in connection with attendance at Board and Committee meetings.

  The Company paid an aggregate of $2.2 million to six executive officers for services rendered in all capacities to the Company in the fiscal year ended March 31, 2000. A portion of the compensation paid to the executive officers in fiscal 2000 was pursuant to the Company's annual performance-based bonus plan that covers all officers and senior managers. In addition, the Company contributed an aggregate of $15,100 for six executive officers under the Company's defined contribution plan.

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

  As of June 1, 2000, there were outstanding options to purchase an aggregate of 813,774 registered shares at exercise prices ranging from CHF 40 to CHF 570 and expiration dates ranging from March 2002 to May 2010. As of June 1, 2000, the Company's directors and executive officers held options to purchase an aggregate of 249,382 registered shares at exercise prices ranging from CHF 40 to CHF 458 with expiration dates ranging from December 2005 to April 2010.

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
  Not applicable
                                    Part II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED
  Not applicable
                                    Part III

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES
  Not applicable

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
       SECURITIES
  Not applicable

                                    Part IV

ITEM 17.   FINANCIAL STATEMENTS
  The Company has responded to Item 18.

ITEM 18.   FINANCIAL STATEMENTS
  See pages F-1 through F-20.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS
  a.  Financial Statements

       Report of Independent Accountants

       Consolidated balance sheets at March 31, 2000 and 1999

       Consolidated statements of income for the years ended March 31, 2000, 1999 and 1998

       Consolidated statements of cash flows for the years ended March 31, 2000, 1999 and 1998

       Consolidated statements of changes in shareholders' equity for the years ended March 31, 2000, 1999 and 1998

       Notes to consolidated financial statements

b.  Exhibits
  Exhibit Number  Description of Document
  --------------  -----------------------
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

                                    Logitech International S.A.



                                    By: /s/  Guerrino De Luca
                                       --------------------------------------
                                        Guerrino De Luca
                                        President and Chief Executive Officer


                                    By: /s/  Kristen M. Onken
                                       --------------------------------------
                                        Kristen M. Onken
                                        Chief Finance Officer,
                                        Chief Accounting Officer,
                                        and U.S. Representative

                                                                           Page
                                                                           ----

  Report of Independent Accountants                                        F-2
  Consolidated balance sheets at March 31, 2000 and 1999                   F-3
  Consolidated statements of income for the years
    ended March 31, 2000, 1999 and 1998                                    F-4
  Consolidated statements of cash flows for the years
    ended March 31, 2000, 1999 and 1998                                    F-5
  Consolidated statements of changes in shareholders' equity
    for the years ended March 31, 2000, 1999 and 1998                      F-6
  Notes to consolidated financial statements                               F-7

REPORT OF INDEPENDENT ACCOUNTANTS


  To the Board of Directors and Shareholders of Logitech International S.A.


  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/  PricewaterhouseCoopers SA

Lausanne, Switzerland
April 24, 2000, except as to Note 3
which is as of July 5, 2000

                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)


                                                                                                March 31,
                                                                                        -------------------------
                                                                                          2000           1999
                                                                                        ----------    -----------
ASSETS
Current assets:
 Cash and cash equivalents........................................................      $ 49,426       $ 43,251
 Accounts receivable..............................................................       123,172         93,501
 Inventories......................................................................        68,255         70,100
 Other current assets.............................................................        25,354         13,907
                                                                                      ----------     ----------
     Total current assets.........................................................       266,207        220,759
Investments.......................................................................        10,807         13,856
Property, plant and equipment.....................................................        42,117         40,203
Intangible assets.................................................................        14,007         18,247
Other assets......................................................................           939          1,424
                                                                                      ----------     ----------
     Total assets.................................................................      $334,077       $294,489
                                                                                      ==========     ==========

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Short-term debt..................................................................      $  6,990       $ 25,385
 Accounts payable.................................................................        92,430         83,640
                                                                                      ----------     ----------
 Accrued liabilities..............................................................        51,049         41,377
     Total current liabilities....................................................       150,469        150,402
Long-term debt....................................................................         2,934          3,624
Other liabilities.................................................................           705            709
                                                                                      ----------     ----------
     Total liabilities............................................................       154,108        154,735
                                                                                      ----------     ----------

Commitments and contingencies (Note 13)
Shareholders' equity:
  Registered shares, par value CHF 10 - 4,362,920 authorized, 1,147,080 conditionally authorized, 4,162,920 issued and outstanding at March 31, 2000;
   4,203,376 authorized, 1,306,624 conditionally authorized, 4,003,376 issued and
   outstanding at March 31, 1999..................................................        29,752         28,738
  Additional paid-in capital......................................................        83,686         75,717
  Less registered shares in treasury, at cost, 20,640 at March 31, 2000 and
   129,846 at March 31, 1999......................................................        (1,056)        (6,643)
  Retained earnings...............................................................        84,367         54,323
  Cumulative translation adjustment...............................................       (16,780)       (12,381)
                                                                                      ----------     ----------
     Total shareholders' equity...................................................       179,969        139,754
                                                                                      ----------     ----------
     Total liabilities and shareholders' equity...................................      $334,077       $294,489
                                                                                      ==========     ==========

  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except share and per share amounts)

                                                                                             Year ended March 31,
                                                                               --------------------------------------------
                                                                                   2000             1999             1998
                                                                                ------------    -----------    ------------
Net sales................................................................      $  615,664       $  470,741       $  406,109
Cost of goods sold.......................................................         408,969          308,018          273,266
                                                                               ----------       ----------      -----------
Gross profit.............................................................         206,695          162,723          132,843
Operating expenses:
 Marketing and selling...................................................         102,957           85,350           68,813
 Research and development................................................          31,666           31,378           27,774
 General and administrative..............................................          31,102           23,625           19,944
 Acquired in-process research and development............................              --            6,200               --
                                                                               ----------       ----------      -----------
Operating income.........................................................          40,970           16,170           16,312
Interest income (expense), net...........................................            (163)             906            1,592
Loss on sale of product line.............................................              --           (7,272)          (3,174)
Other income (expense), net..............................................          (3,252)          (1,407)           2,222
                                                                               ----------       ----------      -----------
Income before income taxes...............................................          37,555            8,397           16,952
Provision for income taxes...............................................           7,511            1,260            1,496
                                                                               ----------       ----------      -----------
Net income...............................................................      $   30,044       $    7,137       $   15,456
                                                                               ==========       ==========      ===========
Net income per share:
 Basic...................................................................      $     7.55       $     1.85       $     4.09
 Diluted.................................................................      $     6.87       $     1.79       $     3.91
Net income per ADS:
 Basic...................................................................      $      .76       $      .19       $      .41
 Diluted.................................................................      $      .69       $      .18       $      .39
Shares used to compute net income per share:
 Basic...................................................................       3,976,990        3,867,220        3,776,464
 Diluted.................................................................       4,375,994        3,982,674        3,954,114

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                           Year ended March 31,
                                                                                 ----------------------------------------
                                                                                   2000            1999            1998
                                                                                 --------        --------        --------
Cash flows from operating activities:
 Net income...............................................................       $ 30,044        $  7,137        $ 15,456
 Non-cash items included in net income:
  Depreciation and amortization...........................................         20,015          15,778          13,379
  Acquired in-process research and development............................             --           6,200              --
  Write-off of investments and note receivable............................          2,000           5,800              --
  Loss on disposal of property, plant and equipment.......................            117           1,081             792
  Loss on sale of product line............................................             --              --           3,174
  Gain on sale of touchpad technology.....................................         (1,525)             --              --
  Equity in net losses of affiliated companies............................          4,627             254              --
  Stock compensation expense..............................................            422             283             419
  Deferred income taxes...................................................            (24)         (1,844)         (1,238)
 Changes in assets and liabilities:
  Accounts receivable.....................................................        (31,823)        (31,886)          7,368
  Inventories.............................................................           (345)        (32,301)         19,923
  Other current assets....................................................         (9,816)         (1,916)          2,294
  Accounts payable........................................................          7,232          40,672         (12,355)
  Accrued liabilities.....................................................         11,942           7,541          (5,739)
                                                                                 --------        --------        --------
    Net cash provided by operating activities.............................         32,866          16,799          43,473
                                                                                 --------        --------        --------

Cash flows from investing activities:
 Additions to property, plant and equipment...............................        (17,872)        (24,756)        (12,888)
 Cash proceeds from sale of touchpad technology...........................          2,150              --              --
 Cash proceeds from sale of product line..................................             --              --           5,000
 Acquisitions and investments in affiliated companies.....................         (4,219)        (40,048)             --
                                                                                 --------        --------        --------
    Net cash used in investing activities.................................        (19,941)        (64,804)         (7,888)
                                                                                 --------        --------        --------

Cash flows from financing activities:
 Net borrowings (repayment) of short-term debt............................        (18,416)         19,063         (12,012)
 Repayment of long-term debt..............................................           (330)           (172)           (107)
 Purchase of treasury shares..............................................             --          (4,018)            (29)
 Proceeds from sale of treasury shares....................................          5,413           4,192          11,896
 Proceeds from issuance of registered shares..............................          7,512              --              --
                                                                                 --------        --------        --------
    Net cash provided by (used in) financing activities...................         (5,821)         19,065            (252)
                                                                                 --------        --------        --------

Effect of exchange rate changes on cash and cash equivalents..............           (929)           (185)         (1,461)
                                                                                 --------        --------        --------
    Net increase (decrease) in cash and cash equivalents..................          6,175         (29,125)         33,872
                                                                                 --------        --------        --------
Cash and cash equivalents at beginning of period..........................         43,251          72,376          38,504
                                                                                 --------        --------        --------
Cash and cash equivalents at end of period................................       $ 49,426        $ 43,251        $ 72,376
                                                                                 ========        ========        ========

Supplemental cash flow information:
 Interest paid............................................................       $    616        $  1,230        $    530
 Income taxes paid........................................................       $  1,808        $  1,423        $  1,494
Non-cash investing and financing activities: property acquired through
 capital lease financing..................................................             --        $  1,007              --

  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               (In thousands, except share and per share amounts)

                                                                Additional                                     Cumulative
                                            Registered shares     paid-in      Treasury shares     Retained   translation
                                            -----------------                  ---------------
                                          Shares       Amount     capital    Shares     Amount    earnings    adjustment   Total
                                          ------       ------     -------    ------     ------    --------    ----------   -----
April 1, 1997.........................     4,003,376   $28,738    $73,430    365,678    $(16,813)   $31,730     $ (5,394)  $111,691

Net income............................            --        --         --         --          --     15,456           --     15,456
Cumulative translation adjustment.....            --        --         --         --          --         --       (6,696)    (6,696)
                                                                                                                           --------
 Total comprehensive income...........            --        --         --         --          --         --           --      8,760
                                                                                                                           --------
Purchase of treasury shares...........            --        --         --        400         (29)        --           --        (29)
Sale of treasury shares upon exercise
 of options and purchase rights.......            --        --        348   (160,100)      7,424         --           --      7,772

Sale of treasury shares in public
 offering, net of expenses............            --        --      1,799    (60,000)      2,741         --           --      4,540
                                           ---------   -------    -------    -------    --------    -------     --------   --------
March 31, 1998........................     4,003,376   $28,738    $75,577    145,978    $ (6,677)   $47,186     $(12,090)  $132,734
                                           ---------   -------    -------    -------    --------    -------     --------   --------

Net income............................            --        --         --         --          --      7,137           --      7,137
Cumulative translation adjustment.....            --        --         --         --          --         --         (291)      (291)
                                                                                                                           --------
 Total comprehensive income...........            --        --         --         --          --         --           --      6,846
                                                                                                                           --------
Purchase of treasury shares...........            --        --         --     67,812      (4,018)        --           --     (4,018)
Sale of treasury shares upon exercise
 of options and purchase rights.......            --        --        140    (83,944)      4,052         --           --      4,192
                                           ---------   -------    -------    -------    --------    -------     --------   --------
March 31, 1999........................     4,003,376   $28,738    $75,717    129,846    $ (6,643)   $54,323     $(12,381)  $139,754
                                           ---------   -------    -------    -------    --------    -------     --------   --------

Net income............................            --        --         --         --          --     30,044           --     30,044
Cumulative translation adjustment.....            --        --         --         --          --         --       (4,399)    (4,399)
                                                                                                                           --------
 Total comprehensive income...........            --        --         --         --          --         --           --     25,645
                                                                                                                           --------
Issuance of registered shares upon
 exercise of options..................       159,544     1,014      6,498         --          --         --           --      7,512

Tax benefit from stock plan...........            --        --      1,645         --          --         --           --      1,645
Sale of treasury shares upon exercise
 of options and purchase rights.......            --        --       (174)  (109,206)      5,587         --           --      5,413
                                           ---------   -------    -------    -------    --------    -------     --------   --------
March 31, 2000........................     4,162,920   $29,752    $83,686     20,640    $ (1,056)   $84,367     $(16,780)  $179,969
                                           =========   =======    =======    =======    ========    =======     ========   ========

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- The Company:

  Logitech International S.A. designs, manufactures and markets human interface devices and supporting software which often serve as the primary physical interface between users and their personal computers and the internet. The Company's products include corded and cordless mice, optical trackballs, keyboards, joysticks, gamepads, racing systems, internet video cameras, and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

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

  Revenue Recognition

  Revenues are recognized when products are shipped. Revenues from sales to distributors and authorized resellers are subject to terms allowing price protection and certain rights of return. Accordingly, allowances for estimated future returns and price protection are provided for upon revenue recognition. Such amounts are estimated based on historical and anticipated rates of returns, distributor inventory levels and other factors.

  Advertising

  Advertising costs are expensed as incurred and amounted to $33.5 million in 2000, $27.9 million in 1999 and $17.7 million in 1998.

  Foreign Currency

  The functional currencies of the Company's operations are primarily the U.S. dollar, and to a lesser extent, the Euro, Swiss franc, Taiwanese dollar and Japanese yen. The financial statements of the Company's subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and using the monthly average rates for net sales and expenses. Translation gains and losses are deferred and included in the cumulative translation adjustment component of shareholders' equity. Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reflected in other income (expense), net in the statements of income.

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

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The Company sells its products to large OEMs and to high volume resellers and, as a result, maintains individually significant receivable balances with large customers. At March 31, 2000, three customers represented 23.6% of total accounts receivable and at March 31, 1999, one customer represented 5.3% of total accounts receivable. The Company's OEM customers tend to be well capitalized, multi-national companies, while retail customers may be less well capitalized. The Company controls its credit risk with respect to accounts receivable through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable. The Company generally does not require collateral from its customers.

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

  Intangible Assets

  Intangible assets principally include goodwill, acquired technology and trade names. Intangible assets are recorded at cost and amortized on the straight-line method over periods not exceeding ten years. Accumulated amortization of intangible assets was $6.8 million and $5.5 million at March 31, 2000 and 1999. The Company periodically evaluates the recoverability of intangible assets based on such factors as the occurrence of a significant adverse event or if expected future net undiscounted cash flows would become less than the carrying amount of the asset.

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

  Fair Value of Financial Instruments

  For certain of the Company's financial instruments, including cash and cash equivalents and accounts receivable, accounts payable and accrued liabilities, short-term debt and current maturities of long-term debt, carrying value approximates fair value due to their short maturities. The carrying values of long-term debt do not materially differ from their estimated fair values based upon quoted market prices for the same or similar instruments.

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

Note 3 - Stock Split:

  The Company completed a two-for-one stock split which was effected in the form of a stock dividend and distributed on July 5, 2000 payable to stockholders of record as of July 4, 2000. All references to share and per-share data for all periods presented have been adjusted to give effect to this two-for-one stock split.

Note 4 -- Equity Investments:

  In November 1999, Logitech announced the formation of a new company, Spotlife Inc., that will enhance video communications using the internet infrastructure. At the same time, Logitech announced the investment of $10.8 million in Spotlife by other investors, including two venture capital firms. Spotlife is independently managed and launched its internet service in May 2000. Logitech has invested $2 million in Spotlife, and has agreed to guarantee up to a maximum of $5.3 million of the new company's capital lease obligation. As of March 31, 2000, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $4.4 million. As of March 31, 2000, Logitech owns approximately 45.1% of Spotlife's outstanding shares on a fully diluted basis, with outside investors having the ability to exercise significant influence over the management of the new company. Logitech accounts for its investment in this company using the equity method.

  In June 1998, the Company acquired 49% of the outstanding shares of Space Control, GmbH., the German-based provider of Logitech's Magellan 3D Controller. The agreement includes an obligation for the Company to acquire the remaining outstanding shares of Space Control, if certain conditions are met. The Company is using the equity method of accounting for this investment.

  In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. In November 1999, Immersion registered shares on the U.S. NASDAQ Stock Market in an initial public offering. As part of this offering, Logitech signed a lock-up agreement that prevents it from selling its stock in Immersion for six months. As of March 31, 2000, Logitech owns 7.5% of Immersion. The cost of these securities was $5 million and the gross unrealized gain was $67 million. As of April 30, 2000, the gross unrealized gain was $38 million. The Company uses the cost method of accounting for this investment.

Note 5 -- Business Acquisition:

  In September 1998, the Company completed the acquisition of Connectix Corporation's QuickCam(R) PC video camera business for $26.2 million (including closing and other costs). The Connectix business has been combined with the Company's video division to offer a complete line of PC internet video cameras. The transaction was recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired business from the date of acquisition have been included in the consolidated statement of income.

  In connection with the acquisition, the Company recorded $19.4 million in goodwill and other intangible assets. In addition, the Company recorded a one-time charge of $6.2 million for acquired in-process research and development in the quarter ended September 30, 1998.

Note 6 -- Sale of Product Line:

  In December 1997, the Company sold its scanner product line to Storm Technology Inc. for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company recognized a loss on this sale in fiscal 1998 of $3.2 million.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  During the second quarter of fiscal 1999, the Company wrote off $5.8 million related to the convertible note and common stock investment in Storm. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. Storm later filed for protection under the United States Bankruptcy Code. The additional expenses in fiscal 1999 primarily relate to costs to conclude certain obligations exceeding management's estimate made in 1998.

Note 7 -- Comprehensive Income:

  As of April 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." Comprehensive income, which is reported in the Statements of Changes in Shareholders' Equity, is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income and the net change in the accumulated foreign currency translation adjustment account. The adoption of SFAS 130 had no impact on net income or shareholders' equity.

Note 8 -- Balance Sheet Components:

                                                                                           March 31,
                                                                                  -------------------------------
                                                                                       2000              1999
                                                                                  ----------------   ------------
                                                                                              (In thousands)
Accounts receivable:
 Accounts receivable..........................................................        $130,944           $ 99,669
 Allowance for doubtful accounts..............................................          (3,190)            (2,067)
 Allowance for returns and other..............................................          (4,582)            (4,101)
                                                                                   -----------         ----------
                                                                                      $123,172           $ 93,501
                                                                                   ===========         ==========

Inventories:
 Raw materials................................................................        $ 16,762           $ 13,077
 Work-in-process..............................................................             517              1,566
 Finished goods...............................................................          50,976             55,457
                                                                                   -----------         ----------
                                                                                      $ 68,255           $ 70,100
                                                                                   ===========         ==========

Property, plant and equipment:
 Land.........................................................................        $  1,980           $  1,875
 Plant and buildings..........................................................          25,297             26,028
 Equipment....................................................................          91,217             78,849
                                                                                   -----------         ----------
                                                                                       118,494            106,752
 Less accumulated depreciation................................................         (76,377)           (66,549)
                                                                                   -----------         ----------
                                                                                      $ 42,117           $ 40,203
                                                                                   ===========         ==========

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 -- Financing Arrangements:

  Short-term Credit Facilities

  To support short-term working capital requirements, the Company had several uncommitted, unsecured bank lines of credit aggregating $55.4 million at March 31, 2000. Borrowings outstanding were $6.6 million and $25.1 million at March 31, 2000 and March 31, 1999. At March 31, 2000, the borrowings under these agreements were denominated in Japanese yen at a weighted average annual interest rate of 1.63% and were due on demand.

  Long-term Debt

                                                                                                   March 31,
                                                                                          ------------------------
                                                                                             2000         1999
                                                                                          ----------   -----------
                                                                                               (In thousands)
Renewable Swiss mortgage loan due April 2004, bearing interest at 4.0%, collateralized by properties with net book values aggregating $1,809,000 at March
 31, 2000..........................................................................         $2,774         $3,113


Capital lease obligation, with repayments of $344,000 and $160,000 in fiscal 2001
 and 2002..........................................................................            504            834
                                                                                           -------       --------
Total long-term debt...............................................................          3,278          3,947
Less current maturities............................................................            344            323
                                                                                           -------       --------
Long-term portion..................................................................         $2,934         $3,624
                                                                                           =======       ========

Note 10 -- Shareholders' Equity:

  In June 1998, the shareholders approved an increase of 600,000 conditional registered shares, par value CHF 10, the issuance of which is conditional upon the exercise of stock options granted under the Company's stock option plans and the issuance of shares under the Company's employee share purchase plans.

  Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately $37 million at March 31, 2000) and is subject to shareholder approval.

  Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this reserve equals 20% of the Company's issued and outstanding aggregate par value share capital. Certain other countries in which the Company operates apply similar laws. These legal reserves represent an appropriation of retained earnings that are not available for distribution and approximated $5 million at March 31, 2000.

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

  In June 1996, the shareholders approved the 1996 Stock Option Plan (the "1996 Option Plan"), which became effective upon closing the U.S. public offering in March 1997. Under the 1996 Option Plan, options for registered shares may be granted to employees at exercise prices of not less than 100% of the fair market value of the registered shares on the date of grant. A total of 1,200,000 registered shares may be issued under the 1996 Option Plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

  The Company also maintains a limited number of other small option agreements, principally for directors and certain foreign executives, under which options may be granted at exercise prices discounted from fair market value of the registered shares on the date of grant.

  Compensation expense is recorded when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. Compensation expense of $422,000, $283,000 and $419,000 was recorded for the years ended March 31, 2000, 1999 and 1998. Such amounts are accrued as a liability when the expense is recognized and subsequently credited to additional paid-in capital upon exercise of the related stock option. Compensation expense arising from stock options outstanding at March 31, 2000 to be recognized in future periods approximates $466,000.

  In recognition of the decline in the fair market value of the Company's registered shares, the Company repriced options to purchase 573,734 registered shares in October 1998 to the then current fair market value. In return for the lower exercise price, the vesting period of the repriced options started over as of the reissue date. The weighted average per share exercise price of the outstanding shares subject to option prior to conversion was $66.10, and the repriced exercise price was $48.45.

  A summary of activity under the stock option plans is as follows:

                                                                            Year ended March 31,
                                             -----------------------------------------------------------------------------------
                                                      2000                          1999                         1998
                                             ---------------------------  --------------------------   -------------------------
                                                               Exercise                    Exercise                     Exercise
                                               Number           Price      Number            Price       Number           Price
                                             ---------        ---------   ---------       ----------   ---------        --------
Outstanding, beginning of year.........        856,002            $47       623,910            $61       444,140            $43
Granted................................        234,060            $85       963,304            $52       364,088            $84
Exercised..............................       (229,550)           $44       (49,348)           $42      (113,792)           $60
Cancelled or expired...................        (89,958)           $58      (681,864)           $70       (70,526)           $72
                                             ---------                    ---------                    ---------
Outstanding, end of year...............        770,554            $58       856,002            $47       623,910            $61
                                             =========                    =========                    =========

Exercisable, end of year...............        186,984            $48       153,498            $44       136,682            $41

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The following table summarizes information regarding stock options outstanding at March 31, 2000:

                            Options Outstanding           Options Exercisable
                      -------------------------------------------------------
                                Weighted      Weighted              Weighted
                                 Average       Average               Average
                                 Exercise     Contractual            Exercise
 Range of Exercise     Number     Price       Life (years)   Number    Price
      Prices          --------    -----       ------------   ------    -----
-----------------
$    0 -  $   45        196,928    $ 40            7.75          78,014   $39
$   46 -  $   69        362,162    $ 51            8.55         103,282   $52
$   70 -  $   84        145,540    $ 72            9.19             580   $77
$   85 -  $  187         55,174    $ 87            9.13           5,108   $86
$  188 -  $  338         10,750    $273            9.84               0   $ 0
                       --------                                 -------
                        770,554    $ 58            8.52         186,984   $48
                       ========                                 =======

  Pro Forma Stock Compensation Disclosure

  The Company applies the provisions of APB 25 and related interpretations in accounting for compensation expense under the purchase plans and the stock option plans. If compensation expense under these plans had been determined pursuant to SFAS 123, the Company's net income and net income per share would have been as follows:

                                                                           Year ended March 31,
                                                                 -----------------------------------------
                                                                     2000           1999           1998
                                                                 -----------     ---------       ---------
                                                                  (In thousands, except per share amounts)
Pro forma net income...........................................      $23,584        $ 911          $11,888
Pro forma basic net income per share...........................      $  5.93        $ .24          $  3.15
Pro forma diluted net income per share.........................      $  5.39        $ .23          $  3.00

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The fair value of the grants under the purchase plans and stock option plans was estimated using the Black-Scholes valuation model with the following assumptions and values:

                                                                         Year  ended March 31,
                                            --------------------------------------------------------------------------------------
                                                      Purchase Plans                             Stock Option Plans
                                            ----------------------------------------       ---------------------------------------
                                                2000           1999           1998           2000         1999            1998
                                             ---------      ---------       --------       --------     ----------     -----------
Dividend yield........................             0              0              0              0              0              0
Expected life.........................      6 months       6 months       6 months      2.5 years      3.0 years      3.2 years
Expected volatility...................            50%            48%            37%            55%            47%            41%
Risk-free interest rate...............           6.5%         4.875%           5.6%           6.5%         4.875%           5.5%
Weighted average fair value of grant..        $19.00         $21.00         $19.50         $31.50         $20.00         $28.13

     The above pro forma amounts include compensation expense based on the fair value of options vesting during the years ended March 31, 2000, 1999 and 1998. As provided by SFAS 123, these calculations exclude the effects of options granted prior to April 1, 1996. Accordingly, these amounts are not representative of the effects of computing stock option compensation expense using the fair value method for future periods.

     In 1999, the Company granted 86,220 options with exercise prices less than the fair market value of the underlying stock at the date of grant. The weighted average exercise price of such options was $44.50, and the weighted average fair value was $63.

Pension Plans

     Defined Contribution Plans

     Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 2000, 1999 and 1998, were $1,214,000, $1,170,000 and
$957,000.

     Defined Benefit Plan

     One of the Company's subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees' years of service and earnings. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

     Net pension cost in the statement of income for the years ended March 31, 2000, 1999 and 1998 were $340,000, $339,000 and $376,000. The plan's net pension liability at March 31, 2000 and 1999 was $625,000 and $511,000.

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

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The provision for income taxes consists of the following:

                                                  Year ended March 31,
                                         -------------------------------------
                                          2000           1999           1998
                                         ------         ------         -------
                                                       (In thousands)
Current:
 Swiss................................    $  986        $   268        $ 1,192
 Foreign..............................     6,549          2,836          1,542
Deferred:
 Swiss................................        --             59             --
 Foreign..............................       (24)        (1,903)        (1,238)
                                         -------        -------        -------
  Total...............................    $7,511        $ 1,260        $ 1,496
                                         =======        =======        =======

  Deferred income tax assets and liabilities consist of the following:

                                                                                           March 31,
                                                                                  -------------------------
                                                                                     2000            1999
                                                                                  ---------         -------
                                                                                         (In thousands)
Net operating loss carryforwards............................................      $  2,485          $  5,902
Depreciation and amortization...............................................          (831)            1,405
Research and development and other tax credit carryforwards.................         5,794             6,190
Accruals....................................................................        13,606             9,343
Other.......................................................................         1,073             1,297
                                                                                  --------          --------
Gross deferred tax assets...................................................        22,127            24,137
Valuation allowance.........................................................       (15,190)          (17,176)
                                                                                  --------          --------
Net deferred tax assets.....................................................      $  6,937          $  6,961
                                                                                  ========          ========

     Management regularly assesses the realizability of deferred tax assets recorded in the Company's subsidiaries based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. The methodology used by management to determine the amount of deferred tax assets that are more likely than not to be realized is based upon the Company's recent earnings and estimated future taxable income in applicable tax jurisdictions for approximately the next two years. Management believes that it is more likely than not that the Company will not realize a portion of its deferred tax assets and, accordingly, a valuation allowance of $15.2 million has been established for such amounts at March 31, 2000. In the event future taxable income is below management's estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in the Company's effective tax rate.

     At March 31, 2000, the Company had tax credit carryforwards for foreign, U.S. federal and state purposes of approximately $5.8 million. At March 31, 2000, the Company had net operating loss carryforwards for foreign purposes of approximately $2.5 million.

     The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled below. The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income or loss in each country multiplied by that country's applicable statutory tax rates.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         Year ended March 31,
                                                                              ----------------------------------------
                                                                                  2000           1999           1998
                                                                               ---------       --------      ---------
                                                                                        (In thousands)
Expected tax provision (benefit) at weighted average rate...............       $ 8,638        $(1,082)        $2,725
Foreign tax withholdings................................................           340            107            321
Permanent differences...................................................            96           (627)           377
Net operating losses utilized...........................................            --           (512)            --
Tax credits utilized....................................................            --             --           (467)
Net operating losses and tax credits not benefited......................            --         (3,951)            --
Increase (decrease) in valuation allowance..............................        (1,986)         7,358           (993)
Other...................................................................           423            (33)          (467)
                                                                              --------        -------         ------
Total provision for income taxes........................................       $ 7,511        $ 1,260         $1,496
                                                                              ========        =======         ======

Note 13 -- Commitments and Contingencies:

  The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company's option and usually include escalation clauses linked to inflation.

  Future minimum annual rentals at March 31, 2000 are as follows (in thousands):

                  Year ending March 31,
                   2001.................................      $ 1,512
                   2002.................................        1,238
                   2003.................................        3,928
                   2004.................................        4,789
                   2005 and thereafter..................        4,338
                                                             --------
                                                              $15,805
                                                             ========

     Rent expense was $1.9 million, $2.6 million and $2.0 million during the years ended March 31, 2000, 1999 and 1998.

     Fixed commitments for long lead time parts totalled $25.3 million at March 31, 2000. Fixed commitments for capital and other expenditures, primarily for manufacturing equipment, approximated $4.8 million.

     In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. As a result, the Company revised its estimate of VAT liability and released an accrual of approximately $1.7 million into income in fiscal 2000. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

     The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 -- Interest and Other Income:

                                                                          Year ended March 31,
                                                                   ------------------------------------
                                                                    2000          1999            1998
                                                                   -------       -------         ------
                                                                           (In thousands)
Interest income.................................................   $   796       $ 2,203         $2,122
Interest expense................................................      (959)       (1,297)          (530)
                                                                   -------       -------         ------
Interest income (expense), net..................................   $  (163)      $   906         $1,592
                                                                   =======       =======         ======

Foreign currency exchange gains (losses), net...................   $   899       $(1,366)        $2,151
Gain on sale of touchpad technology.............................     1,525            --             --
Equity in net income (losses) of affiliated companies...........    (3,584)          249             --
Write-off of investment.........................................    (2,000)           --             --
Other, net......................................................       (92)         (290)            71
                                                                   -------       -------         ------
Other income (expense), net.....................................   $(3,252)      $(1,407)        $2,222
                                                                   =======       =======         ======

  Other, net includes rental income of $251,000, $206,000 and $234,000 for the years ended March 31, 2000, 1999 and 1998, while the related rental expense amounted to $101,000, $106,000 and $114,000.

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

  Net sales to unaffiliated customers by geographic region were as follows:

                                                            Year ended March 31,
                                                    ------------------------------------
                                                      2000          1999          1998
                                                    --------      --------      --------
                                                               (In thousands)
Europe............................................  $259,486      $195,913      $151,019
North America.....................................   253,502       196,778       184,232
Far East..........................................   102,676        78,050        70,858
                                                    --------      --------      --------
Net sales.........................................  $615,664      $470,741      $406,109
                                                    ========      ========      ========

  Long-lived assets by geographic region were as follows:

                                                          March 31,
                                                    ---------------------
                                                     2000           1999
                                                    -------       -------
                                                     (In thousands)
Europe............................................  $35,345       $40,474
North America.....................................    8,258         9,796
Far East..........................................   24,267        23,460
                                                    -------       -------
Total long-lived assets...........................  $67,870       $73,730
                                                    =======       =======

                          LOGITECH INTERNATIONAL S.A.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Substantially all of the Company's manufacturing operations are located in Suzhou, China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in the current leadership in China, by evolving interpretation and enforcement of legal standards, by strains on the Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other events.

Note 16 -- Other Disclosures Required by Relevant Swiss Law:

  Balance Sheet Items

                                                                            March 31,
                                                                    -----------------------
                                                                      2000           1999
                                                                    --------       --------
                                                                         (In thousands)
Prepayments and accrued income...................................   $  6,205       $  2,526
Non-current assets...............................................   $ 67,869       $ 73,730
Pension liabilities, current.....................................   $     80       $    141
Fire insurance value of property, plant, and equipment...........   $108,833       $ 72,726

  Statement of Income Items

  Total personnel expenses amounted to $60.3 million, $53.9 million and $50.4 million in 2000, 1999 and 1998.

                          LOGITECH INTERNATIONAL S.A.
                               QUARTERLY SUMMARY
                                  (Unaudited)

                                                                               Three months ended,
                                        -----------------------------------------------------------------------------------------
                                         Mar. 31,    Dec. 31,     Sept. 30,    June 30,      Mar. 31,    Dec. 31,     Sept. 30,
                                           2000        1999         1999         1999         1999         1998         1998
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
                                                                (In millions, except share and per share amounts)
Net sales...........................   $    176.0   $    185.4   $    133.2   $    121.1   $    147.4    $    154.5   $     95.8
Gross profit........................         60.2         67.3         43.2         36.0         46.6          55.1         35.1
Operating expenses:
  Marketing and selling.............         28.5         31.3         21.8         21.4         24.3          27.9         18.5
  Research and development..........          8.8          7.6          8.2          7.0          9.0           8.4          7.6
  General and administrative........          9.2          7.9          7.4          6.6          7.1           6.4          5.5
  Acquired in-process research and
   development (1)..................           --           --           --           --           --            --          6.2
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
  Total.............................         46.5         46.8         37.4         35.0         40.4          42.7         37.8
Operating income (loss).............         13.7         20.5          5.8          1.0          6.2          12.4         (2.7)
Loss on sale of product line (2)....           --           --           --           --          (.4)          (.4)        (6.3)
Net income (loss)...................   $      9.3   $     14.9   $      5.2   $       .6   $      4.2    $      9.6   $     (7.1)
Shares used to compute net income
 (loss) per share (3):
  Basic.............................    4,096,878    3,983,060    3,935,526    3,893,412    3,856,800     3,872,886    3,880,176
  Diluted...........................    4,641,740    4,340,528    4,095,034    4,001,732    4,046,290     3,940,312    3,880,176
Net income (loss) per share (3):
  Basic.............................   $     2.29   $     3.74   $     1.32   $      .15   $     1.09    $     2.47   $    (1.84)
  Diluted...........................   $     2.02   $     3.43   $     1.27   $      .15   $     1.04    $     2.42   $    (1.84)
Net income (loss) per ADS (3):
  Basic.............................   $      .23   $      .37   $      .13   $      .02   $      .11    $      .25   $     (.18)
  Diluted...........................   $      .20   $      .34   $      .13   $      .01   $      .10    $      .24   $     (.18)


                                        June 30,
                                          1998
                                       ----------
Net sales...........................   $     73.0
Gross profit........................         26.0
Operating expenses:
  Marketing and selling.............         14.7
  Research and development..........          6.4
  General and administrative........          4.6
  Acquired in-process research and
   development (1)..................           --
                                       ----------
  Total.............................         25.7
Operating income (loss).............           .3
Loss on sale of product line (2)....          (.1)
Net income (loss)...................   $       .5
Shares used to compute net income
 (loss) per share:
  Basic.............................    3,859,250
  Diluted...........................    3,995.316
Net income (loss) per share:
  Basic.............................   $      .13
  Diluted...........................   $      .13
Net income (loss) per ADS:
  Basic.............................   $      .01
  Diluted...........................   $      .01

(1) In connection with the acquisition of Connectix Corporation's PC video camera business, the Company recorded a one-time charge of approximately $6.2 million for acquired in-process research and development.

(2) In fiscal 1998, the Company sold its scanner product line and recorded a $3.2 million loss on the sale, net of estimates of the cost of inventory and capital assets sold, costs to conclude certain contractual obligations, and other exit costs. During the quarter ended September 30, 1998, the Company wrote off $5.8 million related to the convertible note and common stock investment in Storm. The additional expenses in fiscal 1999 primarily relate to costs to conclude certain obligations exceeding management's estimate made in 1998.

(3) The Company completed a two-for-one stock split which was effected in the form of a stock dividend and distributed on July 5, 2000 payable to stockholders of record as of July 4, 2000. All references to share and per-share data for all periods presented have been adjusted to give effect to this two-for-one stock split.

  The following table sets forth certain quarterly financial information as a percentage of net sales:

                                                                           Three months ended,
                                   ------------------------------------------------------------------------------------------------
                                   Mar. 31,    Dec. 31,     Sept. 30,    June 30,     Mar. 31,    Dec. 31,    Sept. 30,    June 30,
                                     2000        1999         1999         1999         1999        1998        1998         1998
                                   --------    --------     ---------    --------     --------    --------    ---------    --------
Net sales.......................      100.0%      100.0%        100.0%      100.0%       100.0%      100.0%       100.0%      100.0%
Gross profit....................       34.2        36.3          32.4        29.7         31.6        35.7         36.6        35.6
Operating expenses:
  Marketing and selling.........       16.2        16.9          16.4        17.7         16.5        18.1         19.3        20.1
  Research and development......        5.0         4.1           6.2         5.8          6.1         5.4          7.9         8.8
  General and administrative....        5.2         4.3           5.5         5.4          4.8         4.1          5.7         6.3
  Acquired in-process research
   and development..............         --          --            --          --           --          --          6.5          --
                                   --------    --------     ---------    --------     --------    --------    ---------    --------
  Total.........................       26.4        25.3          28.1        28.9         27.4        27.6         39.4        35.2
Operating income (loss).........        7.8        11.0           4.3          .8          4.2         8.1         (2.8)         .4
Net income (loss)...............        5.3%        8.0%          3.9%         .5%         2.8%        6.2%        (7.4)%        .7%