Form 20-F
period 2001-03-31
LOGITECH INTERNATIONAL SA
filed 2001-05-31
CIK 1032975

================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ---------------
                                   FORM 20-F

                           ANNUAL REPORT PURSUANT TO
                             SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2001

                        Commission File Number: 0-29174
                                ---------------
                          LOGITECH INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)
                                ---------------
                                 Not Applicable
                (Translation of Registrant's name into English)

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
                                ---------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                    Title of each class                                 Name of each exchange on which registered
                    -------------------                                 -----------------------------------------
American Depositary Shares, each representing one tenth of                       Nasdaq National Market
 one registered share at par value CHF 10 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
                                ---------------

The number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2001 was 4,425,386 registered shares.

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

                   Item 17          [X]  Item 18

                               TABLE OF CONTENTS

Part I                                                                                     Page
------                                                                                     ----

 Item 1.     Identity Of Directors, Senior Management And Advisers........................    4
 Item 2.     Offer Statistics And Expected Timetable......................................    4
 Item 3.     Key Information..............................................................    5
 Item 4.     Information On The Company...................................................   10
 Item 5.     Operating And Financial Review And Prospects.................................   21
 Item 6.     Directors, Senior Management And Employees...................................   27
 Item 7.     Major Shareholders And Related Party Transactions............................   32
 Item 8.     Financial Information........................................................   33
 Item 9.     The Offer And Listing........................................................   34
 Item 10.    Additional Information.......................................................   36
 Item 11.    Quantitative And Qualitative Disclosure About Market Risk....................   38
 Item 12.    Description Of Securities Other Than Equity Securities.......................   38

Part II

 Item 13.    Defaults, Dividend Arrearages And Delinquencies..............................   39
 Item 14.    Material Modifications To The Rights Of Security Holders And Use Of Proceeds.   39
 Item 15.    [Reserved]...................................................................   39
 Item 16.    [Reserved]...................................................................   39

Part III

 Item 17.    Financial Statements.........................................................   39
 Item 18.    Financial Statements.........................................................   39
 Item 19.    Exhibits.....................................................................   39

 Signatures...............................................................................   41
 Consolidated Financial Statements........................................................  F-2


  In this document, unless otherwise indicated, references to the "Company" or "Logitech" are to Logitech International S.A., its consolidated subsidiaries and predecessor entities. Unless otherwise specified, all references to U.S. dollars, dollars or $ are to United States dollars, the legal currency of the United States of America. All references to the Swiss franc or CHF are to the Swiss franc, the legal currency of Switzerland.

  (C) 2001 Logitech. All rights reserved. Logitech, the Logitech logo, and the Logitech products referred to herein are either the trademarks or the registered trademarks of Logitech. All other trademarks are property of their respective owners.

                          FORWARD-LOOKING INFORMATION

  This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. These include, without limitation, statements related to:

     .  the targeted range of our gross margin;
     . the sufficiency of our cash and cash equivalents, cash from operations, and available borrowings under the bank lines of credit to fund capital expenditures and working capital needs for the foreseeable future;
     .  the business strategy for new areas of growth;
     . our ability to introduce additional essential interface devices that people touch and use every day;
     . our belief that the need for intuitive PC interfaces will continue, and with it the opportunity for Logitech products; and
     . the adequacy of our leased and owned facilities to meet our needs in the foreseeable future.

  We have based these forward-looking statements on our current expectations and projections about future events, including:

     .  general economic and business conditions;
     .  attracting and retaining personnel;
     .  competition in the computer peripheral industry;
     .  implementing our business strategy;
     .  developing and introducing new services and products;
     .  obtaining and expanding market acceptance of our services and products;
        and
     .  meeting changing customer requirements and emerging industry standards.

  The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under "Item 3. Key Information -- Risk Factors," as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission ("SEC"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates of their filings. We undertake no obligation to publicly update or revise any forward-looking statements.

                              Recent Developments

  On May 15, 2001, we announced that we offered and sold CHF 170 million (approximately U.S. $100 million) in convertible bonds. The terms of the convertible offering have been fixed at a coupon rate of 1% per annum and an initial conversion price of CHF 624. The redemption price at maturity in the event of non-conversion has been set at 105%. The convertible bonds will be issued by Logitech (Jersey) Ltd., a wholly-owned subsidiary, and unconditionally and irrevocably guaranteed by Logitech International S.A. The proceeds will be used primarily to refinance the short term debt incurred in connection with the acquisition of Labtec Inc. See "Item 4- Information on the Company - Important Events and Recent Acquisitions" and "Item 5 - Operating And Financial Review And Prospects". The bonds will be convertible into our registered shares, and have a five-year maturity. Closing of the sale of the bonds is subject to market and other conditions and is scheduled to occur in early June 2001.

                                     Part I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
  Not applicable.

ITEM 3.    KEY INFORMATION

A.  Selected Financial Data

  The financial data for the years ended March 31, 2001, 2000, 1999, 1998 and 1997, and the financial condition as of those years then ended have been derived from our audited consolidated financial statements This financial data should be read with the consolidated financial statements for the fiscal years ended March 31, 2001, 2000 and 1999, included elsewhere in this Form 20-F. The selected consolidated financial data for the fiscal years ended March 31, 1997 and 1998 are derived from the Company's audited consolidated financial statements which are not included in this Form 20-F. This table should be read in conjunction with Item 5 "Operating And Financial Review And Prospects" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Form 20-F.

                                                                               Year ended March 31,
                                                      ----------------------------------------------------------------------
                                                          2001           2000          1999           1998           1997
                                                      ------------     ---------    ----------     -----------    ----------
                                                                (In thousands, except share and per share amounts)
Consolidated statement of operations data:
Net sales...........................................    $  761,356    $  615,664    $  470,741     $  406,109     $  430,007
Gross profit........................................       259,066       206,695       162,723        132,843        139,151
Operating expenses:
 Marketing and selling..............................       130,947       102,957        85,350         68,813         71,014
 Research and development...........................        36,686        31,666        31,378         27,774         26,481
 General and administrative.........................        33,484        31,102        23,625         19,944         20,380
 Purchased in-process research and development (1)..         3,275            --         6,200             --             --
                                                      ------------     ---------    ----------     -----------    ----------
Total operating expenses............................       204,392       165,725       146,553        116,531        117,875
                                                      ------------     ---------    ----------     -----------    ----------
Operating income....................................        54,674        40,970        16,170         16,312         21,276
Loss on sale of product line (2)....................            --            --        (7,272)        (3,174)            --
Net income..........................................    $   45,068    $   30,044    $    7,137     $   15,456     $   21,060
Net income per share (4):
 Basic..............................................        $10.67    $     7.55         $1.85          $4.09     $     6.50
 Diluted............................................         $9.60    $     6.87         $1.79          $3.91     $     6.18
Shares used to compute net income per share (4):
 Basic..............................................     4,222,624     3,976,990     3,867,220      3,776,464      3,240,652
 Diluted............................................     4,694,017     4,375,994     3,982,674      3,954,114      3,407,392
Cash dividend per share (3) (4).....................    $       --    $       --    $       --     $       --     $  0.48115

                                                                                     March 31,
                                                      ----------------------------------------------------------------------
                                                          2001           2000         1999            1998          1997
                                                      ------------     ---------    ----------     -----------    ----------
                                                                               (In thousands)
Consolidated balance sheet data:
Cash and cash equivalents...........................      $ 44,142      $ 49,426      $ 43,251       $ 72,376       $ 38,504
Total assets........................................       505,116       334,077       294,489        208,479        216,423
Long-term debt, net of current maturities...........        26,908         2,934         3,624          3,031          3,188
Shareholders' equity................................       256,054       179,969       139,754        132,734        111,691

1) In connection with the acquisition of Labtec in fiscal 2001 and Connectix Corporation's PC video camera business in 1999, the Company recorded one-time charges of $3.3 million and $6.2 million for purchased in-process research and development.

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

3) Dividends of CHF .692 per share were declared in Swiss francs and translated into U.S. dollars.

4) Logitech completed a two-for-one stock split in July 2000. All references to share and per share data for all periods presented have been adjusted to give effect to the stock split.

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

                                                            Average(1)           High            Low        Period End
                                                            ----------           ----            ---        ----------
Fiscal 1997............................................      CHF 1.296        CHF  1.489     CHF  1.192      CHF 1.438

Fiscal 1998............................................          1.460             1.535          1.385          1.522

Fiscal 1999............................................          1.437             1.515          1.374          1.478

Fiscal 2000............................................          1.560             1.663          1.478          1.663

Fiscal 2001............................................          1.697             1.830          1.590          1.736

(1) Represents the average of the Noon Buying Rates on the last business day of each month during the relevant period.


                                                                              High                    Low
                                                                  ------------------------  -----------------------
Monthly Highs and Lows (over the most recent six month period):

November 2000...................................................              CHF  1.817              CHF  1.745

December 2000...................................................                   1.762                   1.611

January 2001....................................................                   1.672                   1.590

February 2001...................................................                   1.699                   1.624

March 2001......................................................                   1.744                   1.639

April 2001......................................................                   1.757                   1.684

   The Noon Buying Rate for dollars expressed in Swiss francs per dollar was
1.726 as of May 1, 2001.

B. Capitalization

   Not required.

C. Reasons for the Offer and Use of Proceeds

   Not required.

D. Risk Factors

   Our quarterly operating results are difficult to predict. This means that our results could fall below investors' expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

  Our operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including:

  .  the volume and timing of orders received during the quarter;
  .  the maturation of product lines;
  . the timing of new product introductions by us and our competitors and their acceptance by the market;
  . the impact of competition on our average selling prices and operating expenses;

  .  our inventory levels or inventory levels in the distribution channels;

  .  changes in laws or regulations;

  .  fluctuations in exchange rates;

  .  changes in product or distribution channel mix;

  .  price protection charges;

  .  product returns from customers;

  .  deferrals of customer orders in anticipation of new products or otherwise;

  .  changes in technologies and their acceptance by the market;

  .  the performance of our suppliers and third-party product manufacturers; and

  .  the rate of economic growth in our principal geographic markets.

  Many of these factors are beyond our control. In addition, due to the short product life cycles inherent in our markets, our failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

  In addition, the volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, we have operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, we generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of our products are manufactured in Asia, and we rely on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact our results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs. The foregoing means that our operating results could fall below investors' expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

  Our success depends on the continued viability and financial stability of our distributors, resellers and OEM customers, as well as continued demand by these customers for our products.

  We sell our products through a domestic and international network of distributors, resellers and OEM customers, and our success depends on the continued viability and financial stability of these customers, as well as continued demand by these customers for our products. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. Our distributor and reseller customers generally offer products of several different companies, including products competitive with our products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, which would reduce demand for, and sales of, our products.

  In addition, due to our sales to large OEMs, distributors and high volume resellers, we maintain individually significant receivable balances with large customers. As of March 31, 2001, two customers represented 10.5% of total accounts receivable. If any of our major customers were to default in the payment of its receivable owed to us, our operating results could be materially adversely affected.

  Product returns and effects of price protection that exceed our accruals may significantly impact our financial results.

  As a manufacturer of consumer products, we are exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of our assistance in balancing inventories of retailers and distributors. In addition, we offer price protection to our distributors and retailers. A portion of our net sales has in the past resulted and may in the future result in increased inventory at our distributors and resellers, which has led and could lead to reduced orders by these customers in future periods. As a result, historical net sales may not be indicative of future net sales. Overstocking by our distributors and retailers has in the past led and may in the future lead to higher than normal returns. The short product life cycles of certain of our products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. In addition, we continuously introduce product upgrades, enhancements and improved packaging, and thus may experience higher rates of return on our older products.

  We recognize revenue upon transfer of title and risk of loss, which is generally when products are shipped. Because we are exposed to the risk of product returns and price protection, we provide allowances for these risks upon recognition of revenue. Amounts provided for returns and price protection are estimated based upon historical and anticipated experience and our assessment of inventory in the channels. We review and adjust the amounts provided periodically, based upon changes in historical and anticipated experience and channel inventory. Although we believe that we have provided adequate amounts for projected returns, from time to time we have experienced return levels in excess of amounts provided and our amounts provided may not be sufficient for actual returns in future periods. In addition, our accruals for price protection may not be sufficient in future periods, and any future price changes may have a significant adverse effect on our results of operations.

  To continue to be successful, we will need to effectively respond to future changes in technology and customer demands.

  The market for our products is characterized by rapidly changing technology and frequent new product introductions. Our success will depend to a substantial degree on our ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. We may not be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, new products or enhancements may not achieve market acceptance, or we may not be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. In addition, some of our competitors may have patents or intellectual property rights which prevent us from being able to respond effectively to new or emerging technologies and changes in customer requirements. New product announcements by us could cause our customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could materially harm our business, financial condition and results of operations.

  A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.

  A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

  The effect of business, legal and political risks associated with foreign countries and markets may negatively affect us.

  We transact a substantial portion of our business outside the United States. There are risks inherent in doing business in international markets, including:

  .  tariffs, customs, duties and other trade barriers;

  .  difficulties in staffing and managing foreign operations;

  .  environmental and other related regulations;

  . political instability, expropriation, nationalization and other political risks;

  .  foreign exchange controls; and

  .  delays from customs brokers or government agencies.

  Any of these risks could adversely impact the success of our international operations and, in turn, have a material adverse effect on our business, financial condition and results of operations.

  Our effective tax rates may increase in the future, which would adversely affect our operating results.

  We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our operating results in general will be adversely impacted, and specifically our net income and earnings per ADS and per registered share, will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical allocation of income and expense, and changes in our management's assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced substantial fluctuation in our effective income tax rate. Our effective income tax rates in a given fiscal year reflect a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods.

  We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

  Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect our intellectual property.

  We hold various United States patents, together with corresponding patents from other countries, relating to some of the same inventions. We also have various United States patent applications pending, together with corresponding applications from other countries relating to some of the same inventions. Despite these patents and patent applications, it is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws, or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, our competitors may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly damage our business, financial condition and results of operations.

  We also rely on certain technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all.

  Pending lawsuits could adversely impact us.

  There has been substantial litigation in the technology industry regarding rights to intellectual property, and we are subject to the risk of claims against us for alleged infringement of the intellectual property rights of others. Through our U.S. and China subsidiaries, we are currently involved in several pending lawsuits with respect to patent infringement claims by third parties. We believe that all of these pending lawsuits are without merit and intend to defend against them vigorously. However, the defense of any of these actions may not be successful. Any judgment in or settlement of any of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

  Pending and future litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In addition, our efforts to protect our intellectual property through litigation may not prevent duplication of our technology or products.

  We depend on original design manufacturers and independent assembly contractors which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives.

  We rely on original design manufacturers to supply a portion of our keyboard and gamepad product lines, and a portion of our mice and entertainment products are sourced from independent contractors. Our reliance on original design manufacturers and independent assembly contractors involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Since the majority of these manufacturers and contractors are located in Asia, we are subject to risks generally associated with foreign suppliers, including political and economic uncertainty, currency exchange fluctuations, trade restrictions and changes in tariff rates. Consequently, we may experience delay in the timeliness, quality and adequacy in product deliveries, any of which may have an adverse impact on our results of operations.

  Certain key components used in the manufacture of our products, as well as certain products, are currently purchased from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of our ASICs, sensors, certain other integrated circuits and components, and balls used in certain of our trackballs. We generally do not have long-term agreements with our single or limited sources of supply. Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could decrease our revenue or gross margin. Delays could also have a material adverse effect upon our business, financial condition and results of operations.

  We may not be successful in integrating the business and operations of the Labtec acquisition.

  We acquired the business, products and technologies of Labtec with a view to combine them with our existing business and customer base to achieve synergistic benefits. The Labtec acquisition offers us the platform to enter new markets in personal audio and telephony products and it strengthens our existing offering in the computer speaker product line. To realize the benefits of this acquisition we must successfully integrate the products offering, research and development efforts, sourcing and supply chain as well as sales and marketing activities. The difficulties of such integration may be complicated by our separate organizational structures, operation models, geographical locations and corporate cultures. The success of the acquisition may also depend on factors not entirely within our control, such as market acceptance of the combined product line. The inability to successfully integrate our acquisition of Labtec may harm our business and impair investor confidence in our company.

  We may be required to recognize additional non-cash charges against earnings if our management were to determine in the future that the remaining balance of goodwill arising from the Labtec acquisition was impaired.

  Although we expect to amortize goodwill from the Labtec transaction over 20 years, if our management were to determine in the future that the remaining balance of goodwill was impaired, we would be required to recognize non-cash charges that would reduce our earnings.

  We depend on a few key personnel to manage and operate us.

  Our success depends to a significant degree on the continued contributions of our senior management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of these personnel could harm our business. Assimilation and retention of personnel may be made more difficult by the fact that our management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, we believe that our future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, for whom competition is intense. We may not be successful in attracting and retaining these personnel, and the failure to attract and retain key personnel could harm our business.

ITEM 4.    INFORMATION ON THE COMPANY

A.  History and development of the Company

  Logitech was incorporated under the laws of Switzerland in 1981, and in 1988 listed its shares in an initial public offering in Switzerland. In March 1997, the Company sold 400,000 registered shares from treasury in a U.S. initial public offering in the form of 4,000,000 American Depository Shares ("ADS"), and listed the ADSs on the Nasdaq National Market System. Logitech maintains its headquarters through its U.S. subsidiary located at 6505 Kaiser Drive, Fremont, California. Logitech's telephone number at that address is (510) 795-8500. The Company also maintains regional headquarters through local subsidiaries in Romanel-sur-Morges, Switzerland and Hsinchu,

Taiwan. In addition, Logitech has manufacturing operations in China, with distribution facilities in the United States, Europe and Asia, and sales offices in major cities in America, Europe and Asia Pacific.

   Important Events and Recent Acquisitions

   In March 2001, Logitech acquired Labtec Inc., a publicly traded Vancouver, Washington-based provider of PC speakers, headsets and microphones, personal audio products for MP3 players and other portable audio devices, 3D input devices, and other peripherals and accessories for computing, communications and entertainment. Under the terms of the merger agreement, Logitech purchased substantially all outstanding shares of Labtec for $73 million in cash and stock, plus $3.3 million of transaction costs. Labtec stockholders who tendered their shares in the offer received $11.00 in cash and 0.2644 of a Logitech ADS for each share of Labtec common stock. Consideration for the purchase was obtained through: (i) short-term borrowings of $35 million under a term loan credit facility, (ii) the issuance of 1,142,998 Logitech ADSs based upon an exchange ratio of .2644 Logitech ADSs for each share of Labtec common stock, and
(iii) the use of $12.5 million in working capital funds. The ADSs issued in the acquisition were valued using the 5-day weighted average market value of Logitech ADSs encompassing March 20, 2001, the date the number of shares to be issued was determined.

   Principal Capital Expenditures and Divestitures

   The Company's capital expenditures for property, plant and equipment for the fiscal years ended March 31, 2001, 2000 and 1999 were $16.8 million, $17.9 million and $24.8 million. Principal areas of investment during all three years relate to normal expenditures for tooling costs, machinery and equipment and computer equipment and software.

   Principal equity investments

   We have equity investments in several companies that provide technology product and software development and sales. As of March 31, 2001, our investments totaled $16.6 million. During the years ended March 31, 2001, 2000 and 1999, we made investments of $5.6 million, $4.2 million, and 13.9 million.

B. Business Overview

   Logitech is a leader in the design, manufacture and marketing of human interface devices for personal computers. Today, the computing environment that Logitech serves is centered on the desktop. But as the interface to the digital world moves beyond the desktop and beyond the PC - to the living room, to the kitchen, to wherever and whenever people want to access digital information, the need for an intuitive interface will remain. The Company's product family includes Internet video cameras, mice and trackballs, keyboards, audio and telephony products, and interactive gaming controllers.

   Logitech offers PC users a variety of means to access the world of digital information. The Company's products provide user-centric solutions intended to be easy to install and easy to use, and that are combined with integrated software for seamless compatibility and added functionality. These products allow users to personalize and enrich their computing environment, and to easily operate in a variety of applications.

Industry Background

   Increasingly affordable prices and wider availability of business, consumer and education applications have created a very large installed base of personal computers. The market penetration of PCs and other information access devices, while already high in developed countries, is likely to increase worldwide.

   In addition, continuing growth in processing power and communications bandwidth, the increased accessibility of digital content and the pervasive access and use of the Internet, create opportunities for new applications, new users and dramatically richer interactions between users and digital information.

   These developments create new demands by consumers wanting to take full advantage of this increased processing power, new applications and new technologies in an intuitive, productive and convenient manner.

   Today's PCs have evolved from productivity tools for word processing into affordable multimedia appliances capable of creating and manipulating vast amounts of graphics, sound and video; however, the human interface devices sold with most new units are quite limited in the functionality they provide. This is true especially since the need to strike a low price point dictates basic, no frills peripherals, for example a basic mouse and alphanumeric keyboard. Logitech believes the expanded PC capabilities present a significant opportunity to companies that provide innovative human interface tools for the computer, since basic mice and alphanumeric keyboards cannot effectively harness this new power and fully enable many of the newest applications.

  Therefore, on one hand, PC manufacturers continue to require large volumes of basic interface devices. On the other hand, the after-market (that is, the market for peripheral add-ons sold separately from the basic PC), grows as consumers demand more function-rich interface tools.

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

  Over the past 20 years, Logitech has established itself as a leading designer, manufacturer and marketer of computer control devices (mice and trackballs). Building on this leadership position, the Company has capitalized on the growth in personal computing by significantly expanding its product line to include a wide range of products, from radio-based cordless mice and keyboards to game controllers, Internet video cameras, multimedia speaker systems and PC voice access products. The Company's products bring together the tools that business people, home users, and computer gamers need to make their time at the computer and their time on the Internet more productive, comfortable, and enjoyable. In addition, they feature award-winning industrial design and are engineered to work together.

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

  Logitech's OEM products are a frequent choice among PC manufacturers, who need high quality, affordable, and functional human interface devices in high volumes to equip the PCs they offer to the marketplace. In addition, the Company's retail products increasingly target and appeal directly to consumers and businesses as they purchase add-on devices for their PCs. Purchasers look for the add-ons to either replace the basic peripherals that originally came with their PCs with devices that offer increased comfort, flexibility and functionality; or as they decide to enable new applications requiring dedicated human interface devices (for example, steering wheels and joysticks for PC-based games).

  Logitech's products have long been at the forefront of technological innovation, with a long list of "firsts" to its name and a patent portfolio of more than 75 patents. In pointing devices, the Company pioneered optical sensing technology with the opto-mechanical mouse in 1982. The Company was also among the first to market a digital still camera in 1991. In addition, recognizing the limitations of many connectivity methods, the Company has continually embraced new connectivity technologies and standards, particularly those that contribute to increased ease of use, such as the Universal Serial Bus. In fact, as one of the first companies in the industry to recognize the importance of the USB interface in enabling true "plug and play" connectivity, Logitech demonstrated the first working USB prototype at Fall Comdex in 1995.
In addition, the Company pioneered digital radio-based cordless mice and keyboards that free the desktop from cable clutter while maintaining the reliability of a corded connection.

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

  Logitech believes its future lies not only in its strong internal technical resources, but also from partnering with other industry leaders with complementary technologies that promise to make the interface more productive, natural and enjoyable. Examples of this include devices that provide enhanced realism by incorporating feedback or 3D functionality.

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

 . Retail Brand and Distribution. The Company believes the Logitech brand name and industrial designs are recognized worldwide as symbols of product quality, innovation and price performance. The Company enjoys a strong and growing brand presence in more than 60,000 retail outlets located in over 100 countries. During the fiscal year ended March 31, 2001, the Company sold over 30 million Logitech branded products. The Company strongly believes that in the consumer market, brand identity and brand awareness are important components of the purchase decision, and that as competition in the PC market intensifies, the ability to secure shelf space will increasingly become a competitive advantage. Logitech's brand has enabled the Company to build an extensive retail distribution network and obtain this critical shelf space. Today, the strength of this brand is apparent in the OEM channel as well, where systems manufacturers and integrators are choosing to bundle Logitech-branded products with their offerings.

 . Strength on the Desktop. Logitech has expanded its product portfolio to encompass a broad range of interface devices that people use every day as they work and play at their desktops. The Company's interface devices bring together on the desktop a broad variety of products that individuals--business people, home users, gamers and others--need to make their time on the Internet and time at the computer more productive, comfortable and enjoyable. As a result, the Company is positioned to offer "one-stop shopping" for accessories that have been designed to work seamlessly together.

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

Business Strategy

  Logitech's objective is to strengthen its leadership in the growing market for human interface devices, linking people to the digital world wherever and whenever they need to access digital information to communicate, learn and play. The Company has historically served the installed base of PCs by offering innovative human interface devices to address the needs of the desktop. At the same time, the Company has extended its market reach through the introduction of additional products and services which provide information interface to areas such as the Internet. The pervasiveness of web surfing, digital imaging, online gaming, and internet telephony are driving market growth.

  Logitech believes it can continue to capitalize on this shift by creating retail products that enable people to get the most from these activities. We believe that Logitech is well positioned to take full advantage of the many opportunities in this growing marketplace.

  In order to attain this objective, Logitech intends to pursue new areas for growth while continuing to protect and build on the Company's current strengths in the pointing device area. The new strategic directions follow a three-pronged strategy:

  .  Broaden the desktop presence

  .  Become a leader in media-rich Internet-enabled communication

  .  Expand into alternate computing platforms

  Broaden the desktop presence

  Logitech has successfully broadened its penetration of its existing desktop presence by introducing new and more efficient pointing devices into the customer base. In addition, Logitech has expanded beyond its traditional role as a provider of pointing devices for the desktop into a leading brand for cameras, keyboards, PC audio products and game controllers. It has the ability to introduce on the desktop an even greater number of essential interface devices that people touch and use every day.

  Become a leader in media-rich Internet-enabled communication

  Logitech continues to increase Internet functionality throughout all of its products as it enhances web-based service offerings and explores additional new business models. The introduction of web-aware iTouch software to Logitech mice and keyboards, and the creation of the SpotLife personal broadcasting initiative are important steps in this direction. Additionally, the recent purchase of Labtec brings a broad range of Internet communication tools to the Logitech product family, including voice-over-IP and voice chat.

  Expand into alternate computing platforms

  Today, the computing environment that Logitech serves is centered on the PC platform. But as the interface to the digital world moves beyond the desktop and beyond the PC - to the living room, to the kitchen, to wherever and whenever people want to access digital information, the need for an intuitive interface will remain, and with it the opportunity to deploy Logitech products and design expertise across these additional environments.

Products

  The Company operates in a single industry segment encompassing the design, development, manufacture, marketing and support of computer interface devices. All the Company's products share certain characteristics such as common customers, common sales channels and common Company infrastructure requirements.

  Logitech's interface devices include input and pointing devices such as corded and cordless mice, trackballs, and keyboards; interactive gaming devices for entertainment such as joysticks, gamepads and steering wheels; multimedia speakers and Internet video cameras. The Company's product families are summarized below.

 . Mice. Logitech offers many varieties of mice, sold through both OEM and retail channels. Cordless MouseMan Optical, like all cordless pointing devices from Logitech, uses digital radio technology to transmit data to the host computer, without line-of-sight requirements that characterize cordless peripherals based on infrared technology. Optical technology replaces the ball with a tracking system that works through light, using a light beam to illuminate surfaces on which the mouse is travelling. All premium retail models are bundled with MouseWare(R) software, enabling users to program mouse buttons for specific tasks (for example, double-click) and scroll through long documents and web pages. In addition, the Company's newest mice include WebWheel(TM) software for easy Internet access and navigation. The Company also sells both corded and cordless mice that are designed specifically for OEM customers.

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

 . Keyboards. Logitech offers a variety of corded and cordless keyboards, from the top of the line Cordless Freedom(TM) Pro, a package that combines a cordless keyboard and mouse, to the basic Deluxe Access 104, an affordable, attractive replacement unit. All premium keyboards offer Logitech's innovative iTouch(TM) feature. iTouch features one touch access to various hot sites and key functions, such as listening to music on the web and downloading MP3 files, in addition to quick access to favorite web sites and e-mail and search functions.

 . Internet Video Cameras. Logitech's QuickCam(R) family of PC video cameras features easy installation, and powerful software for enhanced visual communication on the Internet. QuickCam Traveler, the Company's premium model, is a dual-purpose camera that can be used to take pictures detached from the PC or used for video communication with someone over the Internet attached to the PC. Our QuickCam Pro line integrates a built-in microphone to enhance video conferencing experience.

 . Joysticks. Logitech's joysticks, designed for air combat, adventure, flight simulator, racing and other games, are consistent industry award winners. Each has a distinctive industrial design with a sculpted grip to fit the user's hand. The WingMan Strike Force 3D is designed with a twist handle for precise rudder control and has two hat switches and nine programmable buttons for maximum control. It is developed with force feedback technology, a combination of Logitech engineering and certain features licensed from Immersion Corporation.

 . Gamepads. Logitech gamepads are designed with features similar to those used with dedicated game platforms, and are for use with a wide variety of titles. The Company has added motion-sensing technology, which turns body motion into on-screen action, to its latest generation of gamepads. All gamepads are designed to be comfortable for extended play periods.

 . Steering Wheels. The Company's steering wheels offer smooth, precise steering with a textured rubber wheel that provides a high degree of comfort and control. The WingMan(R) Formula(TM) Force GP racing system features a steel cable drive transmission based on TouchSense force feedback technology. In fiscal 2001, the Company introduced the GT Force wheel for use on the "Gran Turismo 3 A-Spec" racing game for PlayStation 2.

  The acquisition of Labtec brings to the Company a broad range of computer peripheral products primarily in the audio and telephony category, and it augments the Company's strength in the 3D controller for graphical interface segment, used primarily in engineering and industrial design applications.

 . PC and Game Console Speakers. Labtec's line of PC and game console speakers is oriented toward three different user groups: Educainment for the users of basic multimedia software such as educational or basic music software, Audio Enthusiasts desiring crisp audio sound for music, and Gamers desiring a strong bass component in their systems. Labtec offers a variety of models across a wide price range targeted at users in each of these groups. The positioning of Labtec products covers both entry-level and upgrade speaker segments, encompassing most addressable industry volume. Labtec seeks to provide the best performing product based on sound quality, industrial design, and product features at each retail price point.

 . Headsets and Microphones. Labtec offers a complete PC voice access line of headsets and accessories, microphones, and telephony. This line is designed to complement several emerging applications, including basic PC telephony (voice mail, call forwarding, etc.), voice-over-IP communications (Internet long distance), speech recognition and voice command software, gaming (multi-player interaction), and Internet-based audio (including MP3).

  The PC Voice Access line breaks into three product classes: (i) headsets with boom microphones that allow comfortable hands-free use of voice-over-IP and speech recognition applications; (ii) PC microphones that allow for effective voice input for voice command and speech recognition software and Internet formats; and (iii) telephony products that have dual functionality between the PC and the telephone.

 . Personal Audio. This product line consists of an innovative group of headphones and earphones with quality audio technology and lightweight, stylish designs. The line has been segmented to specifically appeal to popular customer profiles, specifically value-oriented, fashion-oriented, performance-oriented, and eAudio-oriented customers. The eAudio family of products will further efforts to capitalize on the emerging market for Internet audio based on MP3 and other electronic music standards.

Technology

  Logitech products are sophisticated systems that combine multiple engineering disciplines--radio frequency, optical, mechanical, electrical, software, acoustical-and incorporate both cognitive and physiological elements in user-centric industrial designs. These systems share common design elements, including: sensors to detect and encode motion, images, sound or other analog data into electrical signals; custom ASICs; microcontrollers to convert and process signals received from the sensor; a communications subsystem to exchange signals with an attached computer or other intelligent host; and a suite of driver, utility and user interface software modules and web sites. The Company believes these software modules and web support complete a seamless user-centric solution for information input, access and control. Logitech's products incorporate the following principal technologies:

 . Sensing. The Company's sensors transform analog motion and images into electronic signals. Logitech was the first to introduce optical sensing in pointing devices. For example, all of Logitech's patented Marble(R) products utilize an optical trackball sensor, greatly improving trackball accuracy and durability. Similarly, Logitech's digital cameras utilize optical sensors to detect colors, shapes and other image attributes and convert these attributes into electronic signals. Through a variety of sophisticated sensing and encoding techniques, Logitech has been able to improve the optical sensing quality, lower the cost, and increase the reliability of its optical mouse products.

 . Signal Processing Algorithms. Logitech engineers employ sophisticated signal processing algorithms across many product lines to compute spatial displacements, enhance color image quality and compress or format data for transmission. For example, in the Company's Internet video cameras, signal-processing algorithms are used for color extraction, image enhancement and data compression.

 . Power Management. The Company's products utilize advanced power management including techniques to reduce power consumption when needed. Cables connected to separate power supplies are inconvenient in the case of products such as corded pointing devices, and impossible in the case of cordless devices. Consequently, the Company believes low power consumption is an essential product attribute for the consumer marketplace. In addition, with up to 127 devices potentially drawing power from a single USB port, the Company believes its power management expertise is particularly important for the next generation of USB products. This year, the introduction of the Cordless MouseMan Optical, the first cordless optical mouse, was made possible by a special power-saving chip co-developed with Agilent Technologies.

 . Cordlessness. The Company has been at the forefront in the development and supply of low power radio frequency ("RF") technology for use over short distances. The Company is focusing its current cordless development efforts primarily on RF devices. Logitech believes the Bluetooth Cordless Standard will be an enabler to a much wider acceptance of cordlessness in the marketplace thus boosting the growth of companies active in this market segment. Bluetooth is a new communication connectivity standard that will enable computers, computer peripherals, and non-computer equipment to communicate and exchange date cordlessly.

 . Force Feedback. Force feedback adds a real physical sensation to computer systems, enabling users to feel surfaces, bumps, vibrations, textures, inertia, liquids, springs, and many other compelling physical phenomena. This licensed technology is primarily used in joysticks and steering wheels where game players can experience the actual physical sensation of being at the controls of a fighter jet or at the wheel of a racing car. In August 2000, the Company introduced the first "tactile response" feature in a mouse product, allowing the user to add "feel" and therefore enrich the sensing experience. As an extension of the concept of Force Feedback, "tactile response" encompasses a combination of software, optical sensing, and a high fidelity response engine that enables the Company's iFeel mice to provide tactile communication in mainstream applications and on the Web.

 . Software. The growth of the Internet is providing new technical challenges and opportunities for the Company. The Company is focussing its development efforts on the interface to the Internet, communications over the Internet, and security on the Internet, with products and services like iTouch, video mail and webcasting. Software technologies such as object based programming and tight integration between the hardware device and application, enable easier to use interactions and Internet service access.

 . Sound. One of the key elements in the convergence of data and voice in Internet communication is the ability to clearly recognize voice input and delivering quality sound by the personal computer. As a result of the Labtec acquisition, Logitech now offers noise canceling and amplification technology which improves performance (i) by focusing on direct voice input, dramatically reducing ambient background noise, and (ii) through a high output internal amplification stage, ensuring output compatibility with virtually all Soundblaster standard soundcards.

Research and Development

  The Company believes that continued investment in product research and development is critical to its continued success. The Company believes that its international structure provides certain advantages and synergies to its overall product development efforts. Logitech's product research and development activities are conducted at four engineering centers located in Fremont, California, Vancouver, Washington, Romanel-sur-Morges, Switzerland and Hsinchu, Taiwan.

  The location of the Company's Fremont, California facility allows the Company access to Silicon Valley's talent pool, particularly important in the development of Internet applications, software and video technologies. In addition, this location in the midst of the world's leading technology market enables the Company to compile market intelligence to define and position products and develop key strategic alliances.

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

  Through its Taiwanese subsidiary, the Company has established access to key Asian markets, engineering resources and high-tech manufacturing. Taiwan is a world leader in manufacturing and engineering. In particular, Taiwan is a world leader in the design and manufacture of semiconductors, notebook computers, scanners, monitors and related products, and possesses a concentration of firms that specialize in advanced plastic injection blow molding and tooling. Moreover, the common language of Taiwan and China facilitates the transfer of products from the Company's engineering launch site in Taiwan to its high volume manufacturing site in China.

  The Company is continually developing new products and enhancements to existing products. Across all product lines, the Company is devoting significant research and development resources to extending its cordless and video capabilities.

  The Company's research and development expenses for fiscal years 2001, 2000 and 1999 were $36.7 million, $31.7 million, and $31.4 million. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

Marketing, Sales and Distribution

  The primary end-user markets for Logitech mice, trackballs and keyboards are consumers, small office and home office ("SoHo") users, and, through its OEM customers, corporate buyers. The primary end user market for Logitech entertainment devices, such as joysticks, gamepads and steering wheels, is consumers. The primary end-users for Labtec's audio products are consumers, SoHo, and OEM customers. The Company's end user markets for its PC video cameras are SoHo users, corporate buyers and consumers. Logitech's primary end user markets are in North America, Europe and Asia. However, it also markets its products in Australia, Latin America and other regions.

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

  Logitech sells through many distribution channels, including OEMs, distributors and regional and national retail chains. In addition, the Company supports retail channels with distribution centers located in the United States, Europe and Asia. These centers perform final configuration of products and product localization with local language manuals, packaging, software diskettes and power plugs. During fiscal 2000, Logitech added electronic commerce to its distribution mix in the U.S. and in fiscal 2001 launched e-commerce capabilities in several European countries.

  Logitech sells to large OEM customers through a direct sales force and supports small OEM customers through distributors. The Company counts the majority of the world's largest PC manufacturers among its customers. In retail channels, Logitech's direct sales force sells to distributors and resellers.
Its distributor customers typically resell products to retailers, value-added resellers, and system integrators with which Logitech does not have a direct relationship. These distributors in the U.S. include Ingram Micro Inc. and Tech Data Corporation, and in Europe include Banque Magnetique, Computer 2000 and Ingram Micro.

  Logitech also sells to major retail chains, where it typically enjoys access to significant shelf space. These chains in the U.S. include Best Buy Co., Inc., CompUSA, Inc., Office Depot, Inc., Staples, Inc. and Circuit City, and in Europe include Carrefour, Dixons Stores Group PLC and Vobis. No single customer accounts for more than 10% of the Company's net sales. Logitech also sells through the top online etailers, which include Amazon.com, Buy.com, CDW, Insight, Micro Warehouse and others.

  The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, due to its sales to large OEMs, distributors and high volume resellers, the Company maintains individually significant receivable balances with large customers. As of March 31, 2001, two customers represented 10.5% of total accounts receivable. The Company seeks to control its credit risk through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally does not require any collateral from its customers. If any of the Company's major customers were to default in the payment of its receivables owed to the Company, the Company's operating results could be materially adversely affected.

  Through its operating subsidiaries, the Company maintains sales offices or sales representatives in 20 countries, and throughout the United States.

Principal Markets

  The Company operates in one business segment, which is the design, development, production, marketing and support of computer interface devices.

  Net sales to unaffiliated customers by geographic region were as follows:

                                                                                       Year ended March 31,
                                                                          ----------------------------------------
                                                                                2001          2000          1999
                                                                          ------------  ------------  ------------
                                                                                       (In thousands)
Europe..................................................................      $336,099      $259,486      $195,913
North America...........................................................       301,963       253,502       196,778
Asia Pacific............................................................       123,294       102,676        78,050
                                                                          ------------  ------------  ------------
Net sales...............................................................      $761,356      $615,664      $470,741
                                                                          ============  ============  ============

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

  New product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance and operations management are centralized in Hsinchu, Taiwan. Components are manufactured to the Company's specifications by vendors in Asia, the United States and Europe. Logitech also utilizes subcontractors to supplement internal capacity and to reduce volatility in production volumes. In addition, certain products, including keyboards and some gaming devices, are manufactured by third-party suppliers to the Company's specifications. In such cases, the Company performs final testing and product quality assurance prior to shipment. Retail product localization with local language manuals, packaging, software diskettes and power plugs is performed at distribution centers in the United States, Europe and Asia. Labtec's products are manufactured by subcontractors in China. This activity is closely monitored by its Hong Kong office.

Competition

  Our business is characterized by intense competition, a trend of declining average selling prices in OEM and performance enhancements and new features of competing retail products. We expect that competition will continue to be intense and may increase from current or future competitors.

  We compete primarily with Creative Labs, Ezonics Corporation, Guillemot Corporation, Intel, Interact Multimedia, Kensington/Advanced Gravis, KYE/Mouse Systems, Microsoft, Mitsumi, Philips, Primax, Saitek Industries Ltd., Xirlink Inc., Altec Lansing, Plantronics and Telex Communications. Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than us.

  Our main competitor in the market for pointing devices, gaming devices and keyboards is Microsoft. In late, 1999, Microsoft began shipping two new mouse products that were based on an optical sensing technology. We responded to Microsoft with optical offerings in the summer of 2000. In addition, we continued to focus on the advantages of our cordless offerings to the end user. Microsoft entered into the cordless mouse category in the second quarter of fiscal 2001, and we expect Microsoft to add a cordless keyboard to their line in the near future. We are also starting to see increased competition for cordless desktops from less established brands, at the lower price segments.

  Microsoft is also a leading producer of operating systems and applications with which our pointing and gaming devices are designed to operate. As a result of our position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we are not able to offer.

  Our main competitor in the market for PC video cameras is Intel. Intel has also begun offering a family of wireless products for use with a PC, including a mouse, a keyboard and a gamepad. These products are offered separately and in various combinations. These products are based on a wireless systems approach that requires the use of a base station that can connect multiple wireless devices. It remains to be seen how consumers will respond to this Intel offering.

  Competitors in the market for audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the headset, microphone, and telephony markets, competitors include Plantronics and Telex Communications. For the personal audio market, the primary competitor is Sony. This market is intensely competitive and market leadership changes frequently as a result of new products, designs and pricing.

  We expect to continue to experience increased competition, significant price reductions in OEM and performance enhancements of competing products in retail. This could result in decreased revenue, decreased gross margin, loss of market share and lack of acceptance of our products. In the event of significant price competition in the market for our products, we would be required to decrease costs at least proportionately to any price decreases in order to maintain our existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. We may not be able to compete successfully in the future, and competition may significantly harm our business, financial condition and results of operations.

Intellectual Property and Proprietary Rights

  The Company relies on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products and technology.

  The Company holds various United States patents, together with corresponding patents from other countries, relating to certain of the same inventions. The Company also has various United States patent applications pending, together with corresponding applications from other countries relating to certain of the same inventions. Despite these patents and patent applications, there can be no assurance that any patent owned by the Company will not be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company, or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company. In addition, there can be no assurance that other intellectual property laws, or the Company's confidentiality procedures and contractual provisions, will adequately protect the Company's intellectual property. There can also be no assurance that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around the Company's patents or other intellectual property rights. Despite our efforts to protect our property rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company also relies on certain technologies that it licenses or acquires from others. The Company may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of its products or to current or future technologies. There is no assurance that such licenses or other rights will be available on commercially reasonable terms, or at all.

Governmental Regulation

  A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Seasonality

  For a description of seasonality of our business, see Item 3.D "Key Information - Risk Factors."

C.   Organizational Structure

  The following is a listing of significant subsidiaries of the Company:

                                                                                      Ownership
                         Name                            Incorporated in               Interest
          --------------------------------------     -----------------------     ------------------
          Logitech Inc.                                              U.S.                   100%
          Logitech Far East Ltd.                                   Taiwan                   100%*
          Suzhou Logitech Electronics Ltd.                          China                   100%
          Logitech Europe S.A.                                Switzerland                   100%
          Logitech (Jersey) Ltd.                                   Jersey                   100%
          Labtec Inc.                                                U.S.                   100%

      *Due to local legal requirements, there are holders of nominal shares apart from the Company.

D.   Property, plants and equipment

  Logitech's U.S. subsidiary has headquarters in Fremont, California in a leased building comprising approximately 95,600 square feet. This facility is also occupied by Logitech's Americas headquarters, including research and development, product marketing, sales management, technical support and administration. The Company's Fremont lease expires in March 2006.

  The audio business unit is located in 17,822 square feet of office space in Vancouver, WA. Labtec also leases an 80,000 square foot warehouse facility and a 6,000 square foot warehouse facility in Vancouver, WA. The leases for the headquarters and the larger warehouse facility have terms through April 2006. The lease for the smaller warehouse facility is a month-to-month agreement.

  Logitech's Europe headquarters are in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 33,300 square feet and includes research and development, product marketing, sales management, technical support, administration and certain Logitech group activities including finance.

  Logitech's Asia headquarters are in a Company-owned 112,000 square foot facility in Hsinchu, Taiwan, and includes mechanical engineering, new product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance, and administration. The Hsinchu facility also serves as a distribution center for the Company. Logitech's high volume manufacturing is located in Suzhou, China, comprised of a Company-owned 253,716 square foot building and a building comprised of approximately 91,500 square feet and is subject to a lease due to expire in July 2003.

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  This annual report to shareholders contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below and in Item 11, "Quantitative and Qualitative Disclosure About Market Risk".

Overview

  Logitech designs, manufactures and markets human interface devices and supporting software that serve as the primary physical interface between people and their personal computers and the Internet. The Company's products include corded and cordless mice, trackballs and keyboards: joysticks, gamepads, and racing systems; Internet video cameras; and multimedia speakers.

  The Company sells its products through two primary channels, original equipment manufacturers ("OEMs") and a network of retail distributors and resellers ("retail"). Products sold to OEMs, principally pointing devices, are generally resold to end users bundled with new PCs. Sales to OEMs as a percentage of total net sales can vary significantly and have ranged from 17% to 38% on a quarterly basis over the past three fiscal years.

  Logitech was founded in Switzerland in 1981, and in 1988 listed its shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depository Shares ("ADS"), and listed the ADSs on the Nasdaq National Market System. The Company's headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland and Hsinchu, Taiwan through local subsidiaries. In addition, Logitech has manufacturing operations in China, with distribution facilities in the United States, Europe and Asia.

Recent Developments

  On March 27, 2001, Logitech completed the acquisition of Labtec Inc., a publicly traded Vancouver, Washington-based provider of PC speakers, headsets and microphones, personal audio products for MP3 players and other portable audio devices, 3D input devices, and other peripherals and accessories for computing, communication and entertainment. Under terms of the merger agreement, Logitech purchased substantially all outstanding shares of Labtec for $73 million in cash and stock, plus $3.3 million of transaction costs.
Consideration for the purchase was obtained through i) short term borrowings of $35 million under a term loan credit facility,ii) the issuance of 1,142,998 Logitech ADSs, and iii) the use of $12.5 million of working capital funds.

  The Company has financed the cash portion of the purchase price with $90 million of borrowings ($35 million drawn down as of March 31, 2001) under a bridge loan facility. The bridge loan matures one year after the initial draw. The Company intends to refinance this loan prior to maturity, either through a debt or equity financing or a new bank facility. As a result of the increased leverage, the Company's principal and interest obligations will increase substantially.

  The acquisition was accounted for by the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company's management based upon information currently available and on current assumptions as to future operations. Under the purchase method of accounting, Labtec's results of operations from the March 27, 2001 acquisition date were not significant because the acquisition occurred shortly before the end of the fiscal year. Logitech also recorded a $3.3 million in-process research and development charge in connection with the acquisition.

  The acquisition will have a significant impact on the Company's results of operations. The impact will include:

  . Significantly increased interest expense resulting from the borrowings under the bridge loan;

  . Significantly increased expense resulting from amortization of goodwill and other intangible assets arising from the acquisition;

  . A possible increase in the Company's effective tax rate due to amortization of transaction-related costs.

  . A possible dilutive impact on earnings per share resulting from the shares issued to acquire Labtec.

  . Higher sales and gross profit, increased headcount, and higher operating expenses.

Results of Operations

  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                                                    Year ended March 31,
                                                                             -------------------------------------------
                                                                                 2001            2000           1999
                                                                             ------------    ------------   ------------
Net sales............................................................           100.0%          100.0%         100.0%
Cost of goods sold...................................................            66.0            66.4           65.4
                                                                             ------------    ------------   ------------
Gross profit.........................................................            34.0            33.6           34.6
Operating expenses:
 Marketing and selling...............................................            17.2            16.7           18.1
 Research and development............................................             4.8             5.1            6.8
 General and administrative..........................................             4.4             5.1            5.0
 Purchased in-process research and development.......................              .4              --            1.3
                                                                             ------------    ------------   ------------
Total operating expenses                                                         26.8            26.9           31.2
                                                                             ------------    ------------   ------------
Operating income.....................................................             7.2             6.7            3.4
Interest income (expense), net.......................................              --             (.1)            .2
Loss on sale of product line.........................................              --              --           (1.5)
Other income (expense), net..........................................              .3             (.5)           (.3)
                                                                             ------------    ------------   ------------
Income before income taxes...........................................             7.5             6.1            1.8
Provision for income taxes...........................................             1.6             1.2             .3
                                                                             ------------    ------------   ------------
Net income...........................................................             5.9%            4.9%           1.5%
                                                                             ============   =============   ============

Year Ended March 31, 2001 Compared to Year Ended March 31, 2000

  Net Sales

  Net sales for the year ended March 31, 2001 increased 24% to $761.4 million. This growth was shared across all product categories, but primarily came from the Company's video and keyboard products, as well as increases from the Company's corded and cordless mice. The Euro's continued loss in value compared to the U.S. dollar restrained sales growth for the year. With approximately 33% of the Company's sales denominated in the Euro, the Company estimates that the impact of the weakening Euro, along with the impact of other exchange rate changes, was approximately $38 million. Even with this restraining factor, sales for the year were the largest in Logitech's history.

  Retail sales grew by 30% over last year. This growth was shared across all product categories. In the retail pointing device category, which includes mice and trackballs, sales grew by 14% while unit volumes grew 6%. The Company continues to see growth in both corded and cordless mice, with sales increasing 24% over last year. The introduction of a variety of corded optical mice, including some models featuring tactile feedback, helped drive much of this growth. Mice sales represented 37% of the Company's total retail revenue for fiscal 2001, compared to 39% last year. Keyboard products continue to be a source of strong growth with sales increasing by 54% over last year and unit volume growing 57%. The majority of growth in this category continues to come from the cordless desktop line. In the video camera business, retail sales grew 56% and unit volumes more than doubled. The Company continues to believe it is the PC video camera market leader for both unit and dollar market share in both the U.S. and Europe. Sales of interactive entertainment products grew 21%, while unit volumes increased 31%. The overall market for PC gaming peripherals continues to be very weak, affecting Logitech products as well. While sales of joysticks and steering wheels increased over last year, almost half of the sales growth in the gaming category was made possible by the initial sales of gaming console steering wheels, which were shipped in preparation for the upcoming launch of the "Gran Turismo 3 A-Spec" racing game for PlayStation 2. These shipments represent the Company's initial movement beyond the PC.

  OEM sales grew this year by 8% compared to last year, while unit volume increased by 3%. This growth was made possible by significant growth in sales of PC video cameras, particularly in the first half of the year. Logitech's OEM sales declined in the fourth quarter of fiscal 2001 compared to the same quarter last year. The largest PC manufacturers continue to face difficult business conditions and a reduction in demand for new PCs, and this impacts Logitech OEM sales. As a result, the Company believes that revenue and unit volumes for OEM in total will decline on a year-over-year basis at least through the first half of fiscal 2002.

  Gross Profit

  Gross profit consists of net sales, less cost of goods sold, which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 25% to $259.1 million for the year ended March 31, 2001 due primarily to significantly higher sales volume.

  Gross margin (gross profit as a percentage of net sales) increased from 33.6% to 34.0%. The increase was primarily due to operational efficiencies achieved throughout the supply chain, combined with increased higher-margin Internet video camera sales to OEM customers. Retail gross margin declined, reflecting a shift in product mix and the impact of pricing actions to meet competitive price pressures, as well as the decline in the value of the Euro compared to the U.S. dollar. Over the next fiscal year, the Company expects gross margin to be within the long-term targeted range of 34% to 35%.

Operating Expenses

  Marketing and Selling

  Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expenses increased 27% to $130.9 million. The increase in sales and marketing expenses is directly related to the Company's increased sales performance and marketing initiatives aimed at strengthening the Company's retail presence. As a percentage of sales, marketing and selling costs increased slightly from 16.7% to 17.2%. The Company continues to make significant investments in advertising, channel marketing, and brand awareness.

  Research and Development

  Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products, the enhancements of existing products and the performance of quality assurance activities. Research and development expenses increased 16% to $36.7 million. As a percentage of sales, research and development costs decreased slightly from 5.1% to 4.8%. Research and development efforts are focused on new product development and cost reductions on existing products.

  General and Administrative

  General and administrative expense consist primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expenses increased 8% to $33.5 million for the year ended March 31, 2001. This represents 4.4% of net sales, compared to 5.1% last year. The slight increase in general and administrative expenses primarily reflects higher information systems costs.

  Purchased In-Process Research and Development

  In connection with the acquisition of Labtec in March 2001, Logitech recorded a one-time charge of $3.3 million for purchased in-process research and development. The value of IPR&D was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value.

  Interest Income (Expense), Net

  Net interest expense was $.1 million for the year ended March 31, 2001 compared to $.2 for the year ended March 31, 2000. Interest expense will increase substantially in fiscal 2002, because of short term financing of the cash needs for the Labtec acquisition. The Company borrowed $35 million in March 2001 and $55 million in April 2001 to finance the acquisition and repay Labtec obligations and credit lines.

  Other Income (Expense), Net

  Other income was $2.6 million for the year ended March 31, 2001, compared to other expense of $3.3 million for the same period last year. Other income this year was primarily due to the first quarter gains recognized from the sale of a building and the sale of shares of Immersion Corporation. The other expense last year was primarily due to third quarter losses in investments accounted for under the equity method, and the fourth quarter write-off of an investment, which were partially offset by the gain on the sale of the touchpad technology.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes and is based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income and losses are generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of realizing deferred tax assets. The provision for income taxes for the year ended March 31, 2001 was $12.1 million, representing a 21% effective tax rate, compared to $7.5 million, representing a 20% effective tax rate in 2000. The effective tax rate increased in 2001 due to the non-deductible nature of the one time purchased in-process research and development expense. Excluding the purchased in-process research and development expense, the effective tax rate in 2001 would have been 20%.
The Company's effective tax rate is dependent on achieving expected income levels in a number of jurisdictions. If the Company is unable to achieve expected income levels in those jurisdictions, the Company's effective tax rate could change significantly.

Year Ended March 31, 2000 Compared to Year Ended March 31, 1999

  Net Sales

  Net sales for the year ended March 31, 2000 increased 31% to $615.7 million. This growth was shared across all product categories, but primarily came from the Company's keyboard and video products, as well as increases in the Company's cordless mouse offerings.

  Retail sales grew by 43%. This growth was shared across all product categories. Retail sales of the Company's traditional pointing devices, which include mice and trackballs, grew by 10%, while unit volumes grew 18%. This growth was driven by a 121% increase in sales of the Company's cordless mice. Even with this growth, mice sales represented only 39% of the Company's total retail revenue for fiscal 2000, compared to 50% in fiscal 1999, reflecting the Company's expanded retail product offerings. Sales of keyboard products increased by 172% over the same period last year, while unit volumes more than doubled. The Company added a renewed line of cordless desktops in the third quarter. In the fast growing Internet video camera business, retail sales grew by 130% over last year, with unit volumes almost tripling. The video camera increases occurred despite the loss of some shelf space in stores in the third quarter of fiscal 2000 due to product transition issues related to two improved video products. Sales of interactive gaming products increased 15% over last year, with unit volumes increasing 48%. Average selling prices in this category have declined from last year, reflecting the Company's new entry level offerings and a large sell-in of a new line of high end joysticks and racing systems last year. The sales and volume increases occurred despite declines in the overall U.S. PC gaming market, particularly over the last two quarters. The impact of this decline is being felt by all competitors in this market. Logitech's volume increases, combined with the decline in the overall market, have resulted in increased market share in most interactive gaming product categories, and for joysticks in particular.

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

Operating Expenses

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

  General and Administrative

  General and administrative expense for the year ended March 31, 2000 increased 32% to $31.1 million, or 5.1% of net sales, compared to $23.6 million, or 5.0% of net sales in 1999. This increase was primarily due to increased headcount, amortization of goodwill and intangible assets associated with the acquisition of the Connectix business, and higher costs related to intellectual property litigation.

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

Liquidity and Capital Resources

  Cash Balances, Available Borrowings, and Capital Resources

  At March 31, 2001, net working capital was $116.8 million, compared to $115.7 million at March 31, 2000. Cash and cash equivalents totaled $44.1 million, a decrease of $5.3 million from March 31, 2000. The decrease in cash was primarily due to investing activities, including $47.7 million for the acquisition of Labtec and other investments and $16.8 million for purchases of property and equipment, offset partially by $9.5 million from proceeds of issuing Logitech registered shares for employee stock plans, $35.0 million of bank borrowings, and $12.0 million net cash from operations.

  The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, bank borrowings. The Company's normal short-term liquidity and long-term capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

  The Company had credit lines with several European and Asian banks totaling $59.2 million as of March 31, 2001. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of March 31, 2001 $53.5 million was available under these facilities.

  Acquisition of Labtec

  In March 2001, the Company completed the acquisition of Labtec, Inc. for $73 million in cash and stock. The consummation of the offer to exchange outstanding shares of common stock of Labtec resulted in aggregate payments of $47.6 million in cash and issuance of 1,142,998 Logitech ADS's valued at $25.4 million. As of March 31, 2001, the Company borrowed $35 million under a $90 million term loan credit facility to finance the cash portion of the exchange offer. As of April 30, 2001, the Company had drawn down the remaining term loan balance of $55.0 million and has repaid $53.3 million of Labtec outstanding short and long term debt and obligations relating to the acquisition. The Company intends to refinance the $90 million of short-term loan prior to maturity either through a debt or equity financing or a new bank facility.

  Cash Flow from Operating Activities

  The Company's operating activities provided net cash of $12.0 million for the year ended March 31, 2001, compared to $32.9 million and $16.8 million in fiscal 2000 and 1999. The Company generated cash from a higher level of sales in fiscal 2001 compared to fiscal 2000. But this was more than offset by the use of cash in fiscal 2001 for increased inventories and receivables, net of increased payables. The increase in inventories is due principally to anticipated demand for video camera products that didn't develop to the extent anticipated, specifically for OEM customers. The Company had committed to long lead time components for video cameras in anticipation of higher demand. The demand did not fully develop primarily due to industry-wide weakening in demand for new personal computers and increased price competition between computer manufacturers.

  The increase in cash generated in 2000 compared to 1999 was primarily a result of higher earnings from operating income (excluding the non-cash charge of $6.2 million in 1999).

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $59.1 million for the year ended March 31, 2001, compared to $19.9 million and $64.8 million in years 2000 and 1999. Fiscal 2001 cash investing activities included $47.6 million, excluding $5.5 million cash acquired, for the Labtec acquisition, $5 million for an additional investment in Spotlife, and $.6 million for investments in other affiliated companies. In addition, 2001 includes cash proceeds of $3.6 million from the sale of a building in Europe that was no longer being used in the Company's operations, and $1.8 million from the sale of available-for-sale securities.

  Cash used in the year ended March 31, 2000 included $4.2 million of investments in affiliated companies, almost half of which was used to form Spotlife Inc., Logitech's spin-off focused on enhancing video communications using the Internet infrastructure.

  Cash used in the year ended March 31, 1999 included $40 million, primarily for three acquisitions--the Internet video camera business of Connectix Corporation, 49% of the outstanding shares of Space Control GmbH, and 10% of the outstanding shares of Immersion Corporation.

  The amounts invested in all three years for capital expenditures include normal expenditures for tooling costs, machinery and equipment, capital improvements, and other computer equipment. Fiscal years 2000 and 1999 also include costs related to the Company's computer systems implementation project, which was complete mid-fiscal 2000.

  Cash Flow from Financing Activities

  The Company's financing activities provided cash $45.2 million for the year ended March 31, 2001. In March 2001, $35 million was borrowed from banks for the acquisition of Labtec. Also included in fiscal 2001 are $11.0 million of proceeds from the issuance of registered shares and sale of treasury shares to fulfill employee stock option and stock purchase plan requirements. This was partially offset by $1.1 million to purchase treasury shares as part of a stock buy-back program in the first quarter.

   Net cash used by financing activities for the year ended March 31, 2000 was $5.8 million. This represents a $18.4 million net paydown of short-term debt, partially offset by $12.9 million of proceeds from sales of treasury shares and registered shares pursuant to employee stock purchase and stock option plans.

  Net cash provided by financing activities for the year ended March 31, 1999 was 19.1 million. This represents principally an increase in short-term debt for working capital needs and to finance part of the Company's acquisition of the QuickCam(R) Internet video camera business unit of Connectix.

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations. Fixed commitments for long lead time parts totaled $.3 million at March 31, 2001. Fixed commitments for capital expenditures, primarily for manufacturing equipment, approximated $2.7 million at March 31, 2001. In addition, the Company has guaranteed up to a maximum of $5.3 million of Spotlife's capital lease obligation. As of March 31, 2001, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $3.2 million. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Research and Development

  For a discussion of our research and development activities, patents and licenses please see Item 4.B "Business Overview".

Trend Information

  For a discussion of significant trends in our financial conditions and results of operations, please see Item 5. "Results of Operations" and "Liquidity and Capital Resources".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

  The directors and executive officers of the Company as of May 1, 2001 are as follows:

Name                      Age                            Position
------------------------  ---  -------------------------------------------------
Daniel Borel               51  Chairman of the Board
Guerrino De Luca           48  President and Chief Executive Officer, Director
Erh-Hsun Chang             52  Sr. Vice President, Operations and General
                               Manager, Far East
Wolfgang Hausen            58  Sr. Vice President, Control Devices
Junien Labrousse           43  Sr. Vice President, Video
Kristen Onken              51  Sr. Vice President, Finance, and Chief Financial
                               Officer
Marcel Stolk               34  Sr. Vice President, Worldwide Sales and Marketing
Robert Wick                38  Sr. Vice President, Audio
Pier Carlo Falotti (2)     58  Director

Jean-Louis Gassee (1)      57  Director
Frank Gill (1) (2)         57  Director
Kee-Lock Chua (2)          40  Director
Ron Croen (3)              47  Director-Elect
Peter Pfluger (3)          47  Director-Elect
---------------
(1)  Member of the Compensation Committee
(2)  Member of the Audit Committee
(3) Mr. Croen and Mr. Pfluger will be presented to the shareholders for election to the Board of Directors on June 28, 2001

  Daniel Borel, a founder of the Company, has been the Chairman of the Board since May 1988. From July 1992 to February 1998, Mr. Borel also served as Chief Executive Officer of the Company. He has held various other executive positions with the Company and its predecessors since their founding. Mr. Borel also serves as a director of Phonak Hearing Systems, S.A., a hearing aid device company and Bank Julius Baer, a Swiss bank. Mr. Borel holds an MS in Computer Science from Stanford University and a degree in Physics from the Ecole Polytechnique Federale, Lausanne, Switzerland.

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

  Junien Labrousse joined the Company as Vice President, Video Division in 1997. He was named Senior Vice President, Video Division in April, 2001. Prior to joining Logitech, he was Vice President of Engineering from 1995 at Winnov LP, a company engaged in the development and marketing of multimedia products. For over 10 years he held several engineering and management positions at Philips Electronics, NV in research and in the semiconductor business division. Mr Labrousse holds a MSEE degree from the Ecole Superieure d'Ingenieurs de Marseille, France and an MBA from Santa Clara University, California.

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

  Marcel Stolk assumed the responsibility of Senior Vice President, Worldwide Sales and Marketing in March 2001. Mr. Stolk has been with the Company for over 10 years and has held a number of positions within the sales and marketing functions, the latest of which was General Manager, Europe. Before joining Logitech, Mr. Stolk held various sales and marketing positions at Aashima Technology in Holland.

  Robert Wick joined Logitech with the acquisition of Labtec Inc. as Vice President of the Audio division in March 2001, and became Senior Vice President in April. Prior to joining Logitech, Mr. Wick was President of Labtec Inc. since December 1998, and assumed the CEO position in August 1999. Prior to Labtec, Mr. Wick spent eight years at Weiser Lock, a division of Masco Corporation, in various management positions including Vice President of Finance and Logistics. Mr. Wick holds a BS in Accounting from the University of Arizona and is a former Certified Public Accountant. Mr. Wick also serves on the Board of Directors of JTECH Communications, the nation's leading manufacturer of on-premises paging systems for the hospitality and other service-oriented industries.

  Pier Carlo Falotti joined the board in June 1996. He currently serves as a Management Consultant. Mr. Falotti served as Senior Vice President, Operations Europe for Oracle Corporation, from 1996 to June 2000. From 1994 to 1996, Mr. Falotti was the Executive VP of International Operations for AT&T, where he also served as President and CEO for Europe, the Middle East and Africa. From 1992 to 1994, Mr. Falotti served as President and CEO of the ASK Group. From 1969 to 1992, Mr. Falotti was with Digital Equipment Corporation, serving as President and CEO of Digital Europe, Middle East and Africa from 1983. Mr. Falotti holds a degree in Electrical Engineering from the Institute Avogadro, Torino, Italy.

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

  Frank Gill has been a director since June 1999. Mr. Gill served in a variety of positions in sales and marketing, product development and manufacturing operations at Intel Corporation from 1975 until his retirement in June 1998, including Executive Vice President in 1996, General Manager of the Internet and Communications Group from 1995 and from 1990 through 1994, General Manager of Intel's Systems Group. He currently serves on the Boards of Tektronix Inc., Inktomi Corporation, Niku Corporation, McAfee.com Inc. and Pixelworks Inc. Mr. Gill holds a BS in Electrical Engineering from the University of California, Davis.

  Kee-Lock Chua has been a director since June 2000. Mr. Chua has been the president and C.E. O. of Intraco, since October, 2000. Prior to joining Intraco, Mr. Chua was the president of MediaRing.com. Mr. Chua was appointed as a Director of MediaRing.com in October 1997. Prior to joining MediaRing.com, Mr. Chua was employed by NatSteel Ltd., most recently as Executive Vice President, responsible for the commercial group, production planning, strategic planning and several overseas operations. Mr. Chua was also a director of NatSteel Electronics Ltd. and NatSteel Broadway Ltd.; both of which companies are involved in contract manufacturing and are listed in the Singapore Stock Exchange. Prior to joining NatSteel Ltd., Mr. Chua worked for Transpac Capital, where he served as Vice President, in charge of direct investments into companies in the United States. Mr. Chua holds a BS degree in Mechanical Engineering from the University of Wisconsin, and a MS degree from Stanford University.

  Ronald Croen is being presented to the shareholders for election to the Board on June 28, 2001. Mr. Croen, a co-founder of Nuance Communications Inc., has served as the President of Nuance since July 1994, as its Chief Executive Officer since October 1995 and as one its directors since October 1995. From 1993 to 1994, Mr. Croen served as a consultant to SRI International. From 1989 to 1993, Mr. Croen was an independent management consultant in Paris, France. Prior to this, Mr. Croen served in various positions at The Ultimate Corp., including Managing Director of European Operations and Vice President and General Counsel. Mr. Croen holds a J.D. degree from the University of Pennsylvania Law School and a B.A. from Tufts University.

  Peter Pfluger is being presented to the shareholders meeting for election to the Board on June 28, 2001. Since April 1, 2000, Mr. Pfluger has been Chief Executive Officer and Head of the Group Executive Management of the Phonak Group. He was Chief Operating Officer of Phonak, since 1997. Prior to that Mr. Pfluger was Managing Director of Centre Suisse d'Electronique et de Microtechnique, Neuchatel. Before that he was involved in various research activities, most notably IBM Research Laboratory in San Jose, California. Mr. Pfluger has a Master degree from the Swiss Federal Institute of Technology and a PhD. in Natural Science from Basle University. Mr. Pfluger is active within the Commission for Technology and Innovation (CTI) of the Swiss Ministry of Public Economy.

   There are no family relationships among any of our directors or executive officers.

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

B.  Compensation of Executive Officers and Directors

  Directors who are also employees of the Company do not receive any additional compensation for their service on the Board of Directors. Directors are reimbursed for certain expenses in connection with attendance at Board and Committee meetings.

  The following Summary Compensation Table sets forth the compensation accrued for services by non-employee directors and executive officers in all capacities to the Company for the year ended March 31, 2001. The options granted and exercise prices in the table below are expressed as registered shares.

                            Annual Compensation       Options     Exercise   Expiration       Other
     Name of Group          -------------------       Granted       Price       Year      Compensation(1)
----------------------      Salary        Bonus     ------------ ---------- ------------ -----------------
                            -------------------
All non employee
 directors as a group      $   77,000        --            4,000    $331.21        2010                --
 (4 individuals)
                                                                    $243.41
All executive officers                                                to
 as a group (7             $1,549,311  $911,265           34,000    $275.00        2010           $17,242
 individuals) (2)


  (1) Amounts shown represent matching contributions under the Company's 401K plan and the Company's contributions under its foreign pension plan.

  (2) Does not include Messrs. Labrousse and Wick, who were appointed Senior Vice Presidents in April 2001. Includes Mr. Stolk's compensation for a partial year.

C.  Board Practices

  The Company's Articles of Incorporation set the minimum number of directors at three. The Company has six directors as of May 1, 2001. Directors are elected by the shareholders at a shareholders meeting for a term of three years. Executive officers are appointed by the Board of Directors to serve on such terms and conditions and with such restrictions as the Board of Directors establishes.

  The following table sets forth certain information concerning our Board of
Directors:

                                                                  Year First
Name                                      Position                 Appointed         Year Current Term Expires
----                                      --------                 ---------         -------------------------
Daniel Borel                       Chairman of the Board             1988           Annual General Meeting 2001
Guerrino De Luca                   President and Chief Executive
                                   Officer, Director                 1998           Annual General Meeting 2001
Pier Carlo Falotti                 Director                          1996           Annual General Meeting 2002
Jean-Louis Gassee                  Director                          1993           Annual General Meeting 2002
Frank Gill                         Director                          1999           Annual General Meeting 2002
Kee-Lock Chua                      Director                          2000           Annual General Meeting 2003
Ron Croen                          Director-Elect                To be presented for election to the Board of
                                                                 Directors in June 2001
Peter Pfluger                      Director-Elect                To be presented for election to the Board of
                                                                 Directors in June 2001

  There are no agreements providing for the payment of any consideration to any non-executive Board member upon termination of his services with the Company.

  Board Committees

  In fiscal 2001, the Audit Committee was composed of Pier Carlo Falotti, Kee-Lock Chua, and Frank Gill. Each member of the audit committee meets the independence requirements of the Nasdaq National Market listing standards. In compliance with the Nasdaq National Market rules, the Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee is responsible for, among other things, (i) reviewing on a continuous basis the adequacy of the Company's internal controls; (ii) reviewing the independence, fee arrangements, audit scope, performance of audit findings of the Company's independent auditors, and recommending the appointment of independent auditors to the Board of Directors; and (iii) reviewing prior to release of the audited financial statements and Operating And Financial Review And Prospects contained in the Company's Annual Report on 20-F.

  In fiscal 2001, the Compensation Committee consisted of Jean-Louis Gasse and Frank Gill. The Compensation Committee approves the compensation of Company executives and makes recommendations to the Board of Directors with respect to standards for setting compensation levels for other employees.

D.  Employees

  We employed the following numbers of employees as of March 31, 2001, 2000 and 1999:

Category                                                                           As of March 31,
--------                                                               ----------------------------------
                                                                        2001            2000         1999
                                                                       -----           -----        -----
Research and development                                                 306             240          230
Manufacturing and distribution                                         3,741           3,460        3,360
Marketing, sales and support                                             375             320          280
Administration                                                           372             330          300
                                                                       -----           -----        -----
        Total                                                          4,794           4,350        4,170
                                                                       =====           =====        =====

  Of the total number of employees, as of March 31, 2001, 463 were in North America, 307 were in Europe and 4,024 were in Asia. The 2001 figure above included 139 employees added by the Labtec acquisition.

  None of the Company's U.S. employees is represented by a labor union or subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights which include requirements similar to collective bargaining agreements. The Company believes that its employee relations are good.

E.  Share Ownership

  The following table presents information regarding the share ownership and option ownership of the Company's registered shares, including shares represented by ADSs, as of May 1, 2001 by our non-employee directors and executive officers as a group:

                                                                                              Exercise
                                         Shares                                 Options       Price per
               Name                       Owned        % of Outstanding(1)     Granted(2)       share      Expiration Year
-----------------------------------     ---------      -------------------     ----------     ---------    ---------------
All non-employee directors as a                                                                $37.96 to
 group (4 individuals).............         1,702                 .04%           20,000        $331.21       2006 - 2010

All directors and executive
 officers as a group (8                                                                        $23.45 to
 individuals) (3)..................       315,076                7.10%          259,776        $275.00       2008 - 2011


(1) Percentage ownership is calculated based on 4,440,402 registered shares outstanding as of May 1, 2001.
(2) Options for shares were granted under stock option plans to purchase registered shares, including shares represented by ADSs. Exercise prices per registered share are generally equal to the fair market value of registered shares on the date of grant. Options generally vest over four years and remain outstanding for periods not exceeding ten years.
(3) Includes 90,720 registered shares registered in the name of Sylviane Borel (Mr. Borel's wife). Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife.

  Stock Compensation Plans

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

  Under the 1996 Stock Option Plan, (the "1996 Option Plan") options for registered shares may be granted to employees at exercise prices of not less than 100% of the fair market value of the registered shares on the date of grant. A total of 1,200,000 registered shares may be issued under the 1996 Option Plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

  The Company also maintains a limited number of other small option agreements, principally for directors and certain foreign executives, under which options may be granted at exercise prices discounted from fair market value of the registered shares on the date of grant.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's registered shares, including shares represented by ADSs, as of May 1, 2001 by each shareholder known by the Company to be the beneficial owner of more than five percent of the Company's registered shares. To the knowledge of the Company, it is not directly or indirectly owned or controlled by any corporation or by any foreign government. The Company is unaware of any arrangement, which it anticipates will result in a change in its control.

                                                       Shares
                                                     Beneficially
Name of Beneficial Owner                               Owned(1)    Percentage(2)
------------------------                             ------------  -------------
Daniel Borel(3)............................            313,466          7.06%

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Registered shares subject to options that are currently exercisable or exercisable within 60 days after May 1, 2001 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.

(2) Percentage ownership is calculated based on 4,440,402 registered shares outstanding as of May 1, 2001.

(3) Includes 90,720 registered shares registered in the name of Sylviane Borel (Mr. Borel's wife). Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife.

B.  Related Party Transactions

    None.

C.  Interests of Experts and Counsel

    None

ITEM 8.     FINANCIAL INFORMATION

  Please see Item 18 "Financial Statements" and pages F-1 through F-23 of our Consolidated Financial Statements. In additions, for more information regarding the percentages and amounts of our revenues from customers located in the United States and outside of the United States, please see Item 5 "Operating and Financial Review and Prospects" and the Notes to the Consolidated Financial Statements.

  Legal Proceedings

  There has been substantial litigation in the technology industry regarding rights to intellectual property, and we are subject to the risk of claims against us for alleged infringement of the intellectual property rights of others. Through our U.S. and China subsidiaries, we are currently involved in several pending lawsuits with respect to patent infringement claims by third parties. We believe that all of these pending lawsuits are without merit and intend to defend against them vigorously. However, the defense of any of these actions may not be successful. Any judgment in or settlement of any of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

  Pending and future litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In addition, our efforts to protect our intellectual property through litigation may not prevent duplication of our technology or products.

  Dividends

  Under Swiss law, a corporation pays dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation's board of directors. The Company has not paid dividends since fiscal 1997, and its board of directors does not intend to recommend to shareholders any payment of cash dividends in the future in order to retain any future earnings for use in the operation and expansion of the Company's business.

B.  Significant Changes

    None.

ITEM 9.     THE OFFER AND LISTING

  On March 27, 1997, the Company consummated a public offering in the U.S. of 400,000 registered shares, represented by 4,000,000 ADSs. On April 25, 1997, the Company sold an additional 60,000 registered shares, represented by 600,000 ADSs, pursuant to an option granted to the underwriters in the offering to cover over-allotments. Each ADS represents one-tenth of one registered share.

  In July 2000, Logitech completed a two-for-one stock split. The stock split did not alter the ADS to share ratio. All share and ADS data for the periods presented have been adjusted to give effect to such stock split.

  Market Price Information

  Registered Shares. The Company's registered shares are listed and principally traded on the Swiss Exchange, where prices are expressed in Swiss francs. The table below presents, for the registered shares on the Swiss Exchange (i) the annual high and low market prices for the five most recent full financial years, (ii) the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period and (iii) the high and low market prices for each month for the most recent six months. For each of the periods indicated, the information presented is based on (i) the high and low closing sales prices quoted in Swiss francs for the registered shares on the Swiss Exchange, and (ii) the U.S. dollar equivalent based on the Noon Buying Rate on the last trading day of the periods presented. The "Noon Buying Rate" is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

                                                                               Price per Registered Share
                                                                               --------------------------
                                                                      High         Low          High          Low
                                                                  -----------  -----------  ------------  ------------
                                                                      CHF          CHF           $             $
Annual Highs and Lows
Fiscal 1997.....................................................       149.50        63.00        103.96         50.18
Fiscal 1998.....................................................       144.00       102.75         99.48         67.50
Fiscal 1999.....................................................       120.00        55.75         79.21         40.59
Fiscal 2000.....................................................       625.00        94.00        375.83         60.43
Fiscal 2001.....................................................       624.00       332.00        361.42        204.91

Quarterly Highs and Lows
Fiscal 2000:
 First quarter..................................................       114.50        94.00         73.61         60.43
 Second quarter.................................................       118.00       106.13         78.55         70.65
 Third quarter..................................................       242.50       114.50        152.23         71.88
 Fourth quarter.................................................       625.00       225.00        375.83        135.30
Fiscal 2001:
 First quarter..................................................       600.00       424.50        367.71        260.16
 Second quarter.................................................       624.00       450.00        361.42        260.64
 Third quarter..................................................       569.00       332.00        351.19        204.91
 Fourth quarter.................................................       530.00       357.00        305.30        205.65

Monthly Highs and Lows:
November 2000...................................................       565.00       485.00       325.37       279.30
December 2000...................................................       507.00       332.00       312.92       204.91
January 2001....................................................       504.00       368.00       306.85       224.05
February 2001...................................................       530.00       431.00       316.68       257.53
March 2001......................................................       500.00       357.00       288.02       205.65
April 2001......................................................       530.00       371.00       305.56       213.89

  American Depositary Shares. The ADSs are traded on the Nasdaq National Market. The table below presents, for ADSs on the Nasdaq National Market (i) the annual high and low market prices for the five most recent full financial years, (ii) the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period and (iii) the high and low market prices for each month for the most recent six months.

                                                                               High          Low
Annual Highs and Lows                                                      -----------   -----------
Fiscal 1997 (March 27 to March 31)......................................        $ 8.13        $ 8.10
Fiscal 1998.............................................................          9.50          7.00
Fiscal 1999.............................................................          7.88          4.25
Fiscal 2000.............................................................         37.50          6.13
Fiscal 2001.............................................................         38.25         18.75

Quarterly Highs and Lows
Fiscal 2000:
 First quarter..........................................................        $ 7.63        $ 6.13
 Second quarter.........................................................        $ 8.50        $ 6.88
 Third quarter..........................................................        $15.38        $ 7.94
 Fourth quarter.........................................................        $37.50        $13.74
Fiscal 2001:
 First quarter..........................................................        $36.50        $25.38
 Second quarter.........................................................        $38.25        $26.00
 Third quarter..........................................................        $32.13        $18.75
 Fourth quarter.........................................................        $32.06        $20.63

Monthly Highs and Lows:
November 2000...........................................................        $32.13        $26.50
December 2000...........................................................        $29.50        $18.75
January 2001............................................................        $30.25        $23.50
February 2001...........................................................        $32.06        $25.07
March 2001..............................................................        $29.63        $20.63
April 2001..............................................................        $29.95        $21.38

B.  Plan of Distribution

    Not required.

C.  Markets on which our Shares Trade

  Logitech Registered Shares.

  The principal trading market for our registered shares is the Swiss Exchange, on which our registered shares have been traded since 1988 under the symbol "LOGN". As of May 1, 2001, there were 4,447,132 registered shares issued and outstanding (less 6,730 shares held as treasury stock) held by 5,845 holders of record.

  Trading Practices and Procedures on the Swiss Exchange

  The Swiss Exchange is a private organization comprised of 102 members as of January 31, 2001. There are approximately 272 Swiss companies and 165 foreign companies listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

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

  Logitech American Depositary Shares

  The Logitech ADSs, each representing one-tenth of a registered share, have since March 27, 1997 been listed on the Nasdaq National Market under the symbol "LOGIY". The Bank of New York serves as depositary with respect to the Logitech ADSs traded on that market. As of May 1, 2001, according to the records of the Bank of New York, approximately 2,851,310 ADSs were outstanding in the United States. At that date, the number of individual ADS holders of record with the Bank of New York was 154.

D.  Selling Shareholder

    Not required.

E.  Dilution

    Not required.

F.  Expenses of the issue.

    Not required.


ITEM 10.    ADDITIONAL INFORMATION

A.  Share capital

    Not required.

B.  Memorandum and articles of association

  Set out below is certain information concerning the Company's share capital and a brief summary of the material provisions of the Company's articles of incorporation and the Swiss Code of Obligations, all as currently in effect. For a further discussion, we incorporate by reference the "Description of Logitech Shares" and the "Description of Logitech American Depositary Shares" included in our Registration Statement on Form F-4/A filed with the United States Securities Commission on March 13, 2001. The description is a summary, which does not purport to be complete, and is qualified in its entirety by reference to the articles of incorporation and Swiss law.

  Purpose of the Company

  Article 2 of the Company's articles of association establishes that the principal object of the Company is the coordination of the activity of its Swiss and foreign subsidiaries.

  Directors

  The Board of Directors may pass resolutions with respect to all matters which are not reserved to the general meeting of shareholders. Members of the Board of Directors must retire on their seventieth birthday, except if the Board of Directors adopts a resolution to the contrary. The retirement is effective on the date of the next general meeting of shareholders.

  Disclosure of Principal Shareholders

  Under the applicable provisions of the Swiss Stock Exchange Act, shareholders (and groups of shareholders acting in concert) who own shares or other securities representing more than 5 percent, 10 percent, 20 percent, 33 1/3 percent, 50 percent or 66 2/3 percent of the voting rights of a company incorporated in Switzerland of which at least one class of its equity securities is listed on the Swiss Exchange are required to notify the company and the Swiss Exchange of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the company is required to inform the public. The same disclosure obligation applies to subsequent reductions in the holding of voting rights below the thresholds described above.

C.  Material contracts

  We have not entered into any material contracts other than in the ordinary course of business and other than those disclosed in Item 4 "Information on the Company" or elsewhere in this Form 20-F.

D.  Exchange controls

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

  There are no legislative or other legal provisions currently in effect in Switzerland or arising under the Articles of Incorporation of the Company (the "Articles") restricting the export or import of capital, including but not limited to, the availability of cash and cash equivalents for or by the Company's group, or that affect the remittance of dividends, interest or other payments to nonresident holders of securities of the Company. Cash dividends payable in Swiss francs on shares and ADSs may be officially transferred from Switzerland and converted into any other convertible currency. There are no limitations imposed by Swiss laws or the Company's Articles on the right of non-Swiss residents to hold or vote the shares or ADSs.

E.  Taxation

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

F.  Dividends and paying agents

    Not required.

G.  Statement by experts

    Not required.

H.  Documents on display

  Whenever a reference is made in this Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. We file annual and special reports and other information with the SEC. You may read and copy all or any portion of the registration statement and any other document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Commencing with filings made this year, such material may also be obtained at the Internet site the SEC maintains at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

I.  Subsidiary information

    Not required.


ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

  Market Risk

  Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results.

  Foreign Currency Exchange Rates

  Currently, the Company's primary exposures relate to non-U.S. dollar denominated sales in Europe and Asia and non-dollar denominated operating expenses and inventory costs in Europe and Asia, as well as net assets located in these geographies. The principal currencies creating foreign exchange rate risk for the Company are the Euro, the Taiwan Dollar and Japanese Yen.

  For the years ended March 31, 2001 and 2000, 47% and 45% of the Company's sales were denominated in non-U.S. currencies. At March 31, 2001 and 2000, 31% and 32% of the Company's net assets were recorded in non-U.S. currencies. With the exception of its manufacturing subsidiary in Suzhou, China which uses the U.S. dollar as its functional currency, the Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of shareholders' equity.
From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. At March 31, 2001 and 2000, there were no forward exchange contracts outstanding. The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by its foreign subsidiaries, net income for the years ended March 31, 2001 and 2000 would have been adversely impacted by approximately $10.7 million and $8.2 million.

  Interest Rates

  Changes in interest rates could impact the Company's anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse change in interest rates from the fiscal 2001 and 2000 year end rates would not have a material adverse effect on the Company's results of operations, cash flows or financial condition for the next year. However, given the increase in indebtedness of $90 million for the Labtec acquisition, a 10% increase in interest rates would increase interest expense by approximately $500,000.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  Not required.

                                    Part II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  On July 5, 2000, a two-for-one stock split became effective resulting in one additional ADS being issued to ADS holders for each ADS held by ADS holders of record. Each ADS represents one-tenth of a registered share.

  At the next general meeting of the Company's shareholders to be held on June 28, 2001, the Company will propose a resolution authorizing a 10 for one stock split of its registered shares. If the resolution is adopted, the stock split will be effected shortly after the general meeting. Each ADS will remain unchanged. The current ratio of 10 ADSs to one registered share will change to a new ratio of one ADS to one registered share.


ITEM 15.   [RESERVED]



ITEM 16.   [RESERVED]


                                    Part III


ITEM 17.   FINANCIAL STATEMENTS

  The Company has responded to Item 18.


ITEM 18.   FINANCIAL STATEMENTS

  Reference is made to pages F-1 through F-21.


ITEM 19. EXHIBITS

a.  Financial Statements
    Report of Independent Accountants
    Consolidated balance sheets at March 31, 2001 and 2000
    Consolidated statements of income for the years ended March 31, 2001, 2000 and 1999
    Consolidated statements of cash flows for the years ended March 31, 2001, 2000 and 1999
    Consolidated statements of changes in shareholders' equity for the years ended March 31, 2001, 2000 and 1999
    Notes to consolidated financial statements

b.  Exhibits

    Exhibit
    -------
    Number   Description of Document
    ------   -----------------------

     2.1 Agreement and Plan of Merger, dated February 7, 2001, by and among Logitech International S.A., Logitech Inc., Thunder Acquisition Corp., and Labtec Inc. (incorporated by reference to Exhibit 2.1 to Logitech International S.A.`s Report on form 6-K filed on February 16, 2001)

     3.1 Articles of Incorporation of Logitech International S.A. (incorporated herein by reference to exhibit 3.1 to Logitech International S.A.'s Report on form F-4 filed on February 23, 2001)

     3.2 Organizational Regulations of Logitech International S.A. (incorporated herein by reference to exhibit 3.2 to Logitech International S.A.'s Report on form F-4 filed on February 23, 2001)

     4.1 Deposit Agreement, dated as of March 27, 1997, among Logitech International S.A., The Bank of New York as Depositary, and holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to exhibit 4.1 to Logitech International S.A.'s Report on form F-4 filed on February 23, 2001)

     4.2 Amendment No. 1 to Deposit Agreement, dated July 5, 2000, among Logitech International S.A., The Bank of New York as Depositary and the holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to exhibit 4.2 to Logitech International S.A.'s Report on form F-4 filed on February 23, 2001)

     10.1 1996 Employee Share Purchase Plan (incorporated herein by reference to exhibit included in the Registrant's registration Statement on Form F-1 declared effective by Securities and Exchange Commission on March 19, 1997.)

     10.2 1988 Stock Option Plan, including the U.S. Sub-Plan and the Swiss Sub-Plan (incorporated herein by reference to exhibit included in the Registrant's registration Statement on Form F-1 declared effective by Securities and Exchange Commission on March 19, 1997.)

     10.3 1996 Stock Plan (incorporated herein by reference to exhibit 4.2 to Logitech International S.A.'s Report on form S-8 filed on November 10, 1998)

     10.8 Form of Indemnification Agreement with Logitech International S.A. (incorporated herein by reference to exhibit included in the Registrant's registration Statement on Form F-1 declared effective by Securities and Exchange Commission on March 19, 1997.)

     10.9 Form of Indemnification Agreement with Logitech Inc. (incorporated herein by reference to exhibit included in the Registrant's registration Statement on Form F-1 declared effective by Securities and Exchange Commission on March 19, 1997.)

     10.10 Credit Agreement dated March 2001, by and between Logitech International S.A. and Credit Suisse (incorporated herein by reference to exhibit 10.2 to Logitech International S.A.'s Report on form F-4/A filed on March 13, 2001)

     21.1 List of Subsidiaries of the Registrant (incorporated herein by reference to Item 5 of this present document)

     23.1    Consent of PricewaterhouseCoopers SA, Independent Accountants.

                                   SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Logitech International S.A.


                                    By: /s/ Guerrino De Luca
                                       ---------------------------------------
                                       Guerrino De Luca
                                       President and Chief Executive Officer


                                    By: /s/ Kristen M. Onken
                                       ---------------------------------------
                                       Kristen M. Onken
                                       Chief Finance Officer,
                                       Chief Accounting Officer,
                                       and U.S. Representative

                          LOGITECH INTERNATIONAL S.A.

                         INDEX TO FINANCIAL STATEMENTS

                                                              Page
                                                              ----

Report of Independent Accountants                             F-2
Consolidated balance sheets at March 31, 2001 and 2000        F-3
Consolidated statements of income for the years
    ended March 31, 2001, 2000 and 1999                       F-4
Consolidated statements of cash flows for the years
    ended March 31, 2001, 2000 and 1999                       F-5
Consolidated statements of changes in shareholders' equity
    for the years ended March 31, 2001, 2000 and 1999         F-6
Notes to consolidated financial statements                    F-7

REPORT OF INDEPENDENT ACCOUNTANTS

  To the Board of Directors and Shareholders of Logitech International S.A.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/  PricewaterhouseCoopers SA

Lausanne, Switzerland
April 24, 2001

                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                                                               March 31,
                                                                                        -----------------------
                                                                                          2001           2000
                                                                                        --------       --------
                                      ASSETS
Current assets:
 Cash and cash equivalents........................................................      $ 44,142       $ 49,426
 Accounts receivable..............................................................       144,781        123,172
 Inventories......................................................................       111,612         68,255
 Other current assets.............................................................        29,558         25,354
                                                                                        --------       --------
     Total current assets.........................................................       330,093        266,207
Investments.......................................................................        16,649         10,807
Property, plant and equipment.....................................................        38,160         42,117
Intangible assets:
 Goodwill.........................................................................        92,053          3,907
 Other intangible assets..........................................................        21,870         10,100
Other assets......................................................................         6,291            939
                                                                                        --------       --------
     Total assets.................................................................      $505,116       $334,077
                                                                                        ========       ========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt..................................................................      $ 62,986       $  6,990
 Accounts payable.................................................................        91,267         92,430
 Accrued liabilities..............................................................        59,054         51,049
                                                                                        --------       --------
     Total current liabilities....................................................       213,307        150,469
Long-term debt....................................................................        26,908          2,934
Other liabilities.................................................................         8,847            705
                                                                                        --------       --------
     Total liabilities............................................................       249,062        154,108
                                                                                        --------       --------
Commitments and contingencies
Shareholders' equity:
  Registered shares, par value CHF 10 - 5,441,861 authorized, 868,139 conditionally authorized, 4,441,861 issued and outstanding at March 31, 2001;
   4,362,920 authorized, 1,147,080 conditionally authorized, 4,162,920 issued and         31,396         29,752
   outstanding at March 31, 2000..................................................
  Additional paid-in capital......................................................       118,740         83,686
  Less registered shares in treasury, at cost, 16,475 at March 31, 2001 and
   20,640 at March 31, 2000.......................................................          (627)        (1,056)
  Retained earnings...............................................................       129,435         84,367
  Accumulated other comprehensive loss............................................       (22,890)       (16,780)
                                                                                        --------       --------
     Total shareholders' equity...................................................       256,054        179,969
                                                                                        --------       --------
     Total liabilities and shareholders' equity...................................      $505,116       $334,077
                                                                                        ========       ========


   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except share and per share amounts)

                                                                                           Year ended March 31,
                                                                               --------------------------------------------
                                                                                  2001             2000             1999
                                                                               ----------       ----------       ----------
Net sales................................................................      $  761,356       $  615,664       $  470,741
Cost of goods sold.......................................................         502,290          408,969          308,018
                                                                               ----------       ----------       ----------
Gross profit.............................................................         259,066          206,695          162,723
                                                                               ----------       ----------       ----------
Operating expenses:
 Marketing and selling...................................................         130,947          102,957           85,350
 Research and development................................................          36,686           31,666           31,378
 General and administrative..............................................          33,484           31,102           23,625
 Purchased in-process research and development...........................           3,275               --            6,200
                                                                               ----------       ----------       ----------
Total operating expenses.................................................         204,392          165,725          146,553
                                                                               ----------       ----------       ----------
Operating income.........................................................          54,674           40,970           16,170
Interest income (expense), net...........................................            (148)            (163)             906
Loss on sale of product line.............................................              --               --           (7,272)
Other income (expense), net..............................................           2,628           (3,252)          (1,407)
                                                                               ----------       ----------       ----------
Income before income taxes...............................................          57,154           37,555            8,397
Provision for income taxes...............................................          12,086            7,511            1,260
                                                                               ----------       ----------       ----------
Net income...............................................................      $   45,068       $   30,044       $    7,137
                                                                               ==========       ==========       ==========
Net income per share:
 Basic...................................................................      $    10.67       $     7.55       $     1.85
 Diluted.................................................................      $     9.60       $     6.87       $     1.79
Net income per ADS:
 Basic...................................................................      $     1.07       $      .76       $      .19
 Diluted.................................................................      $      .96       $      .69       $      .18
Shares used to compute net income per share:
 Basic...................................................................       4,222,624        3,976,990        3,867,220
 Diluted.................................................................       4,694,017        4,375,994        3,982,674

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                           Year ended March 31,
                                                                                 ----------------------------------------
                                                                                   2001            2000            1999
                                                                                 --------        --------        --------
Cash flows from operating activities:
 Net income...............................................................       $ 45,068        $ 30,044        $  7,137
 Non-cash items included in net income:
  Depreciation............................................................         19,012          15,775          13,135
  Amortization of goodwill................................................            693             693             115
  Amortization of other intangible assets.................................          2,335           3,547           2,528
  Purchased in-process research and development...........................          3,275              --           6,200
  Write-off of investments and note receivable............................             50           2,000           5,800
  Loss (gain) on disposal of property, plant and equipment................         (1,922)            117           1,081
  Gain on sale of investments.............................................         (1,296)         (1,525)             --
  Equity in net losses of affiliated companies............................            440           4,627             254
  Stock compensation expense..............................................            437             422             283
  Deferred income taxes...................................................            593             (24)         (1,844)
 Changes in assets and liabilities:
  Accounts receivable.....................................................         (6,630)        (31,823)        (31,886)
  Inventories.............................................................        (29,411)           (345)        (32,301)
  Other current assets....................................................         (5,643)         (9,816)         (1,916)
  Accounts payable........................................................        (18,009)          7,232          40,672
  Accrued liabilities.....................................................          3,051          11,942           7,541
                                                                                 --------        --------        --------
    Net cash provided by operating activities.............................         12,043          32,866          16,799
                                                                                 --------        --------        --------
Cash flows from investing activities:
 Purchases of property, plant and equipment...............................        (16,824)        (17,872)        (24,756)
 Sales of investments.....................................................          1,767           2,150              --
 Sales of property, plant and equipment...................................          3,637              --              --
 Acquisitions and investments, net of cash acquired.......................        (47,696)         (4,219)        (40,048)
                                                                                 --------        --------        --------
    Net cash used in investing activities.................................        (59,116)        (19,941)        (64,804)
                                                                                 --------        --------        --------
Cash flows from financing activities:
 Net borrowing (repayment) of short-term debt.............................         35,000         (18,416)         19,063
 Net borrowing (repayment) of long-term debt..............................            211            (330)           (172)
 Purchase of treasury shares..............................................         (1,065)             --          (4,018)
 Proceeds from sale of treasury shares....................................          1,553           5,413           4,192
 Proceeds from issuance of registered shares..............................          9,496           7,512              --
                                                                                 --------        --------        --------
    Net cash provided by (used in) financing activities...................         45,195          (5,821)         19,065
                                                                                 --------        --------        --------

Effect of exchange rate changes on cash and cash equivalents..............         (3,406)           (929)           (185)
                                                                                 --------        --------        --------
    Net increase (decrease) in cash and cash equivalents..................         (5,284)          6,175         (29,125)
Cash and cash equivalents at beginning of period..........................         49,426          43,251          72,376
                                                                                 --------        --------        --------
Cash and cash equivalents at end of period................................       $ 44,142        $ 49,426        $ 43,251
                                                                                 ========        ========        ========
Supplemental cash flow information:
 Interest paid............................................................       $    158        $    616        $  1,230
 Income taxes paid........................................................       $    863        $  1,808        $  1,423
Non-cash investing and financing activities:
 Property acquired through capital lease financing........................       $    900              --        $  1,007
 Acquisition of Labtec through issuance of registered shares..............       $ 25,436              --              --

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (In thousands, except share amounts)

                                                                                                    Net
                                Registered shares   Additional   Treasury shares                 unrealized   Cumulative
                               -------------------   paid-in    -------------------   Retained    gain on    translation
                                Shares      Amount   capital     Shares    Amount     earnings   investment   adjustment    Total
                               ---------  --------  ----------  -------  ----------   --------   ----------  ------------  --------
March 31, 1998...............  4,003,376  $ 28,738    $ 75,577  145,978   $  (6,677)  $ 47,186          --       $(12,090) $132,734

Net income...................         --        --          --       --          --      7,137          --             --     7,137
Cumulative translation
 adjustment..................         --        --          --       --          --         --          --           (291)     (291)
                                                                                                                           --------
 Total comprehensive income..         --        --          --       --          --         --          --             --     6,846
                                                                                                                           --------
Purchase of treasury shares..         --        --          --    67,812     (4,018)        --          --             --    (4,018)
Sale of treasury shares
 upon exercise of options
 and purchase rights.........         --        --         140   (83,944)     4,052         --          --             --     4,192
                               ---------  --------  ----------   -------  ---------   --------   ---------   ------------  --------
March 31, 1999...............  4,003,376  $ 28,738    $ 75,717   129,846  $  (6,643)  $ 54,323          --       $(12,381) $139,754
                               ---------  --------  ----------   -------  ---------   --------   ---------   ------------  --------

Net income...................         --        --          --        --         --     30,044          --             --    30,044
Cumulative translation
 adjustment..................         --        --          --        --         --         --          --         (4,399)   (4,399)
                                                                                                                           --------
 Total comprehensive income..         --        --          --        --         --         --          --             --    25,645
                                                                                                                           --------
Issuance of registered shares
 upon exercise of options....    159,544     1,014       6,498        --         --         --          --             --     7,512
Tax benefit from exercise
 of stock options............         --        --       1,645        --         --         --          --             --     1,645
Sale of treasury shares upon
 exercise of options and
 purchase rights.............         --        --        (174) (109,206)     5,587         --          --             --     5,413
                               ---------  --------  ----------  --------  ---------   --------   ---------   ------------  --------
March 31, 2000...............  4,162,920  $ 29,752    $ 83,686    20,640  $  (1,056)  $ 84,367          --       $(16,780) $179,969
                               ---------  --------  ----------   -------  ---------   --------   ---------   ------------  --------
Net income...................         --        --          --        --         --     45,068          --             --    45,068
Cumulative translation
 adjustment..................         --        --          --        --         --         --          --         (7,075)   (7,075)
Unrealized gain net of
 income taxes................         --        --          --        --         --         --         965             --       965
                                                                                                                           --------
 Total comprehensive income..         --        --          --        --         --         --          --             --    38,958
                                                                                                                           --------
Issuance of registered shares
 upon exercise of options....    154,729       907       8,589        --         --         --          --             --     9,496
Issuance of registered shares
 for acquisition of Labtec...    114,300       678      24,758        --         --         --          --             --    25,436
Issuance of registered shares
 at par value................      9,912        59          --     9,912        (59)        --          --             --        --
Tax benefit from exercise
 of stock options............         --        --       1,707        --         --         --          --             --     1,707
Purchase of treasury shares..         --        --          --     3,900     (1,065)        --          --             --    (1,065)
Sale of treasury shares upon
 exercise of options and
 purchase rights.............         --        --          --   (17,977)     1,553         --          --             --     1,553
                               ---------  --------  ----------   -------  ---------   --------   ---------   ------------  --------
March 31, 2001...............  4,441,861  $ 31,396    $118,740    16,475  $    (627)  $129,435        $965       $(23,855)  256,054
                               =========  ========  ==========   =======  =========   ========   =========   ============  ========

  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- The Company:

  Logitech International S.A. designs, manufactures and markets human interface devices and supporting software that serve as the primary physical interface between people and their personal computers and the Internet. The Company's products include corded and cordless mice, trackballs, and keyboards; joysticks, gamepads and racing systems; Internet video cameras; and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

  Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depository Shares ("ADSs") and listed the ADSs on the Nasdaq National Market system. The Company's headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland and Hsinchu, Taiwan through local subsidiaries. The Company has manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2 -- Summary of Significant Accounting Policies:

  Basis of Presentation

  The consolidated financial statements include the accounts of Logitech and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and comply with relevant Swiss Law. On March 27, 2001 the
Company acquired Labtec, Inc.   The accompanying consolidated balance sheet
includes the assets and liabilities of Labtec; Labtec's results of operations from the date of acquisition through March 31, 2001 were not material.

  Use of Estimates

  In conformity with U.S. GAAP, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Revenue Recognition

  Revenues are recognized upon transfer of title and risk of loss, which is generally when products are shipped. Revenues from sales to distributors and authorized resellers are subject to terms allowing price protection and certain rights of return. Accordingly, allowances for estimated future returns and price protection are provided for upon revenue recognition. Such amounts are estimated based on historical and anticipated rates of returns, distributor inventory levels and other factors.

  Advertising

  Advertising costs are expensed as incurred and amounted to $53.9 million in 2001, $33.5 million in 2000 and $27.9 million in 1999.

  Foreign Currency

  The functional currencies of the Company's operations are primarily the U.S. dollar, and to a lesser extent, the Euro, Swiss franc, Taiwanese dollar and Japanese yen. The financial statements of the Company's subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and using monthly rates for net sales and expenses. Translation gains and losses are deferred and included in the cumulative translation adjustment component of shareholders' equity. Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reflected in other income (expense), net in the statements of income.

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

  The Company sells to large OEMs and to high volume resellers and, as a result, maintains individually significant receivable balances with large customers. At March 31, 2001, two customers represented 10.5% of total accounts receivable and at March 31, 2000, three customers represented 23.6% of total accounts receivable. The Company's OEM customers tend to be well capitalized, multi-national companies, while retail customers may be less well capitalized. The Company controls its accounts receivable credit risk through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable. The Company generally does not require collateral from its customers.

  Inventories

  Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. Provisions are made for potentially obsolete, excess or slow moving inventories.

  Investments

  Investments in companies in which Logitech owns between 20% and 50%, and does not control, are accounted for by the equity method. Under the equity method, the Company adjusts its carrying value to recognize its share of results of operations. Investments less than 20% owned are carried at cost. The Company also has a marketable investment that is classified as "available-for-sale". The Company carries this investment at market value and records increases or decreases in market value as a component of shareholders' equity.

  Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Additions and improvements are capitalized, whereas maintenance and repairs are expensed as incurred. The Company capitalizes the cost of software developed for internal use in connection with major projects. Cost incurred during the application development stage are capitalized, whereas costs incurred during the feasibility stage are expensed. Depreciation is provided using the straight-line method over estimated useful lives of five to 25 years for plant and buildings, one to five years for equipment and three to five years for software development.

  Intangible Assets

  Intangible assets principally include goodwill, acquired technology, assembled workforce and trade names. Intangible assets are recorded at cost and amortized on the straight-line method over periods not exceeding twenty years.
Accumulated amortization of intangible assets was $14.3 million and $6.8 million at March 31, 2001 and 2000.

  Impairment of Long-Lived Assets

  The Company reviews for impairment of long-lived assets, such as investments, property and equipment, and goodwill and other intangible assets whenever events indicate that the carrying amount might not be recoverable. Management assesses recoverability by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If impaired, the asset is written down to fair value, which is determined based on discounted cash flows or appraised value, depending on the nature of the asset.

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

  Fair Value of Financial Instruments

  For certain of the Company's financial instruments, including cash and cash equivalents and accounts receivable, accounts payable and accrued liabilities, short-term debt and current maturities of long-term debt, carrying value approximates fair value due to their short maturities. The estimated fair value of publicly traded financial equity instruments is determined by using quoted market prices. The carrying values of long-term debt do not materially differ from their estimated fair values based upon quoted market prices for the same or similar instruments.

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

  Stock Split

  In July 2000, Logitech completed a two-for-one stock split. All references to share and per-share amounts for all periods presented have been adjusted to give effect to the stock split.

  Stock-Based Compensation Plans

  The Company has adopted the pro forma disclosure-only requirements of SFAS 123, "Accounting for Stock-Based Compensation," which requires companies to measure employee stock compensation based on the fair value method of accounting. As permitted by SFAS 123, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the grant date.

  Comprehensive Income

  Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income, the net change in the accumulated foreign currency translation adjustment account, and the net change in unrealized gains or losses on marketable equity securities. Comprehensive income is presented as an element of shareholder's equity.

  Reclassifications

  Certain amounts reported in prior years' financial statements have been reclassified to conform with the current year presentation.

Note 3 -- Acquisition of Labtec:

  On March 27, 2001, the Company acquired Labtec, Inc., a publicly-traded Vancouver, Washington-based provider of PC speakers, headsets and microphones, personal audio products for MP3 players and other portable audio devices, 3D input devices, and other peripherals and accessories for computing, communications and entertainment. Under terms of the merger agreement, Logitech purchased substantially all outstanding shares of Labtec for $73 million in cash and stock, plus $3.3 million of transaction costs. Consideration for the purchase was obtained through: i) short-term borrowings of $35 million under a term loan credit facility, ii) the issuance of 1,142,998 Logitech ADSs based upon working capital funds. The ADSs issued in the acquisition were valued using the 5-day weighted average market value of Logitech ADSs encompassing March 20, 2001, the date the number of shares to be issued was determined.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The acquisition was accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their estimated fair values as determined by the Company's management based upon information currently available and on current assumptions as to future operations. The Company obtained an independent appraisal of the fair values of the acquired identifiable intangible assets. A summary of the purchase consideration is as follows (in thousands):

ADSs issued to stockholders......................................    $25,436
Cash payment to stockholders.....................................     47,554
Transaction costs................................................      3,300
                                                                     -------
 Total consideration.............................................    $76,290
                                                                     =======

  A summary of the allocation of purchase consideration to the fair values of assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

Estimated fair value of tangible assets acquired.................   $ 42,877
Estimated fair values of intangible assets acquired:
       Patents and core technology...............................      2,944
       Existing technology.......................................      3,879
       Trademark/tradename.......................................      4,151
       Assembled workforce.......................................      2,977
       Goodwill..................................................     88,947
Estimated fair value of liabilities assumed......................    (69,510)
Restructuring liabilities........................................     (3,250)
Purchased in-process research and development....................      3,275
                                                                    --------
  Total net assets acquired (purchase price).....................   $ 76,290
                                                                    ========

  The tangible assets acquired represent the estimated fair values of the net tangible assets of Labtec Inc. as of March 27, 2001.

  The values of the patents, core technology, trademark and tradename were estimated using the relief from royalty method. These assets will be amortized on a straight-line basis over their estimated useful lives of four to five
years.   The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs. This asset will be amortized on a straight-line basis over its estimated useful life of four years. Where development projects have reached technological feasibility, they have been classified as existing technology, and will be amortized on a straight-line basis over an estimated useful life of four years.

  Where the development projects have not reached technological feasibility and have no future alternative uses, they have been classified as in-process research and development ("IPR&D"), which was expensed upon the consummation of the merger. The value of IPR&D was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value.

  As a result of the acquisition of Labtec, the Company expects to incur restructuring costs of $3.25 million for the incremental costs to exit and consolidate activities at Labtec locations, and to involuntarily terminate certain employees. These estimated restructuring liabilities are based on the Company's current integration plan which focuses on three key areas of integration: 1) manufacturing process and supply chain rationalization, 2) elimination of redundant administrative overhead and support activities, and 3) restructuring and repositioning of sales and marketing functions to eliminate redundancies.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Unaudited pro forma condensed combined income statement information for the years ended March 31, 2001 and 2000, as if Labtec had been acquired as of the beginning of fiscal year 2000, are shown below. These pro formas exclude the $3.3 million purchased in-process research and development charge in connection with the acquisition and costs incurred by Labtec to complete the acquisition but include adjustments to conform Labtec's accounting policies, including areas such as accounts receivable, inventories and related accounts, to those accounting policies followed by Logitech.

                                                    Pro forma
                                               Year ended March 31,
                                              ----------------------
                                                2001          2000
                                              ---------     --------
                                              (in thousands, except
                                                  per share data)
Net sales................................     $860,041      $704,764
Net income...............................     $ 39,787      $ 24,539
Net income per share:
 Basic...................................     $   9.17      $   6.00
 Diluted.................................     $   8.27      $   5.46
Net income per ADS:
 Basic...................................     $    .92      $    .60
 Diluted.................................     $    .83      $    .54

The above pro forma information includes, for both years, the non-cash amortization expenses attributable to goodwill and intangible assets recorded in connection with the Labtec acquisition. These amounts totaled $7.5 million in both years, representing diluted earnings per share of $1.56 ($.16 per ADS) in the year ended March 31, 2001, and $1.67 ($.17 per ADS) in the year ended March 31, 2000 in the table above.

Note 4 -- Acquisition of Connectix PC Video Camera Division:

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

  In connection with the acquisition, the Company recorded $19.4 million in goodwill and other intangible assets. In addition, the Company recorded a one-time charge of $6.2 million for purchased in-process research and development in the quarter ended September 30, 1998.

Note 5 -- Equity Investments:

  In November 1999, Logitech announced the formation of a new company, Spotlife Inc., whose business is to enhance video communications using the Internet infrastructure. Logitech has invested $7 million in Spotlife, and has agreed to guarantee up to a maximum of $5.3 million of the company's capital lease obligation. As of March 31, 2001, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $3.2 million. As of March 31, 2001, Logitech owned approximately 34.6% of Spotlife's outstanding shares on a fully diluted basis, with outside investors having the ability to exercise significant influence over the management of the company. Logitech accounts for its investment in this company using the equity method.

  In June 1998, the Company acquired 49% of the outstanding shares of the LogiCad 3D Group (formerly Space Control, GmbH), the German-based provider of Logitech's Magellan 3D Controller. The Company has an obligation to acquire the remaining outstanding shares of LogiCad 3D, if certain conditions are met, and an option to acquire the remaining shares if these conditions are not met. The Company is using the equity method of accounting for this investment.

  In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. In November 1999, Immersion registered shares on the U.S. Nasdaq Stock Market in an initial public offering. In fiscal 2001, the Company sold a partial interest in Immersion and recognized a gain of $1.3 million in other income. The Company accounts for its

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

investment in Immersion as available-for-sale in accordance with FASB 115 - Accounting for Certain Investments in Debt and Equity Securities. Accordingly, the Company carries its investment in Immersion at market value and records periodic increases or decreases in market value as a component of shareholders' equity. As of March 31, 2001, Logitech owned approximately 5.7% of Immersion. The cost of these securities was $4.5 million and the gross unrealized gain was $1.5 million.

  The Company uses the cost method of accounting for all other investments, all of which are less than 20% owned by Logitech.

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

Note 7 -- Balance Sheet Components:

                                                              March 31,
                                                      -------------------------
                                                        2001             2000
                                                      --------         --------
                                                            (In thousands)
Accounts receivable:
 Accounts receivable...........................       $163,240         $130,944
 Allowance for doubtful accounts...............         (7,502)          (3,190)
 Allowance for returns and other...............        (10,957)          (4,582)
                                                      --------         --------
                                                      $144,781         $123,172
                                                      ========         ========
Inventories:
 Raw materials.................................       $ 26,002         $ 16,762
 Work-in-process...............................            225              517
 Finished goods................................         85,385           50,976
                                                      --------         --------
                                                      $111,612         $ 68,255
                                                      ========         ========
Property, plant and equipment:
 Land..........................................       $  1,851         $  1,980
 Plant and buildings...........................         18,256           25,297
 Equipment.....................................         63,996           48,175
 Computer equipment and software...............         48,870           43,042
                                                      --------         --------
                                                       132,973          118,494
 Less accumulated depreciation.................        (94,813)         (76,377)
                                                      --------         --------
                                                      $ 38,160         $ 42,117
                                                      ========         ========

Note 8 -- Financing Arrangements:

  Short-term Credit Facilities

  On March 8, 2001, in connection with the acquisition and merger of Labtec, Inc., Logitech entered into a short term $90 million bank credit facility (the "bridge loan") for the purpose of financing the cash consideration paid to Labtec shareholders, repaying indebtedness and obligations of Labtec, and paying costs and expenses in connection with the acquisition. Amounts drawn down at March 31, 2001 were $35 million. In April 2001, the Company borrowed an additional $55 million. The bridge loan will mature in March 2002, provides for interest at varying LIBOR rates plus .925% - 1.8% (5.98% at March 31, 2001), and is secured by Logitech's investment in its U.S. subsidiary. It is management's intention to refinance the bridge note prior to maturity, either through a debt or equity financing or a new bank facility.

  The Company had several uncommitted, unsecured bank lines of credit aggregating $59.2 million at March 31, 2001. Borrowings outstanding were $5.7 million and $6.6 million at March 31, 2001 and March 31, 2000. The borrowings under these agreements were denominated in Japanese Yen at a weighted average annual interest rate of 1.6% at March 31, 2001 and 2000, and were due on demand. In addition, Labtec had a short-term revolving bank debt of $19 million, all off which was repaid in full on April 5, 2001.

  Long-term Debt

                                                                                                  March 31
                                                                                           -----------------------
                                                                                             2001           2000
                                                                                           --------       --------
                                                                                               (In thousands)
Renewable Swiss mortgage loan due April 2004, bearing interest at 4.0%, collateralized by properties with net book values aggregating $1.9 million at
 March 31, 2001....................................................................        $ 2,671         $2,774
Capital lease obligation, with repayments of $565,000 and $151,000 in fiscal 2001
 and 2002..........................................................................            716            504
Labtec long-term debt assumed by Logitech..........................................         26,822             --
                                                                                           -------         ------
Total long-term debt...............................................................         30,209          3,278
Less current maturities, including $2,736,000 Labtec current maturities............          3,301            344
                                                                                           -------         ------
Long-term portion..................................................................        $26,908         $2,934
                                                                                           =======         ======

  Labtec long-term debt assumed by Logitech was repaid in full on April 5, 2001. Proceeds from the bridge loan were used to repay the Labtec debt. This debt consisted of a bank note payable, a subordinated note payable, and notes payable to former Labtec shareholders.

Note 9 -- Shareholders' Equity:

  In June 2000, the Company's shareholders approved a two-for-one stock split which took effect on July 5, 2000 and was distributed to stockholders of record as of July 4, 2000. In fiscal 2000, authorization for 200,000 registered shares previously authorized by the Company's shareholders expired unused, and in June 2000, the Company's shareholders approved an increase of 1 million authorized registered shares for use in acquisitions, mergers and other transactions.

  In June 1998, the shareholders approved an increase of 600,000 conditional registered shares, par value CHF 10, the issuance of which is conditional upon the exercise of stock options granted under the Company's stock option plans and the issuance of shares under the Company's employee share purchase plans.

  Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately $63 million at March 31, 2001) and is subject to shareholder approval.

  Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this reserve equals 20% of the Company's issued and outstanding aggregate par value share capital. Certain other countries in which the Company operates apply similar laws. These legal reserves represent an appropriation of retained earnings that are not available for distribution and approximated $5 million at March 31, 2001.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 -- Employee Benefit Plans:

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

  Under the 1996 Stock Option Plan, (the "1996 Option Plan") options for registered shares may be granted to employees at exercise prices of not less than 100% of the fair market value of the registered shares on the date of grant. A total of 1,200,000 registered shares may be issued under the 1996 Option Plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

  The Company also maintains a limited number of other small option agreements, principally for directors and certain foreign executives, under which options may be granted at exercise prices discounted from fair market value of the registered shares on the date of grant.

  Compensation expense is recognized over the vesting period when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. Compensation expense of $437,000, $422,000 and $283,000 was recorded for the years ended March 31, 2001, 2000 and 1999. Such amounts are accrued as a liability when the expense is recognized and subsequently credited to additional paid-in capital upon exercise of the related stock option. Compensation expense arising from stock options outstanding at March 31, 2001 to be recognized in future periods was $500,000.

  A summary of activity under the stock option plans is as follows:

                                                                              Year ended March 31,
                                             ------------------------------------------------------------------------------------
                                                        2001                         2000                         1999
                                             --------------------------   --------------------------   --------------------------
                                                             Exercise                      Exercise                     Exercise
                                               Number         Price         Number          Price       Number            Price
                                             ---------       --------     ---------        --------    --------          --------
Outstanding, beginning of year.........       770,554           $ 58       856,002            $47       623,910            $61
Granted................................       211,218           $288       234,060            $85       963,304            $52
Exercised..............................      (154,729)          $ 51      (229,550)           $44       (49,348)           $42
Cancelled or expired...................       (42,377)          $133       (89,958)           $58      (681,864)           $70
                                             --------                     --------                     --------
Outstanding, end of year...............       784,666           $116       770,554            $58       856,002            $47
                                             ========                     ========                     ========

Exercisable, end of year...............       245,077           $ 53       186,984            $48       153,498            $44

  The following table summarizes information regarding stock options outstanding at March 31, 2001:

                                  Options Outstanding                           Options Exercisable
                      -------------------------------------------------      --------------------------
                                        Weighted             Weighted                          Weighted
                                         Average              Average                           Average
Range of Exercise                       Exercise           Contractual                         Exercise
    Prices             Number             Price            Life (years)       Number            Price
                      --------          --------           ------------      --------          --------
  $   0 -  $ 64        382,523             $ 39                7.32           181,875             $ 44
  $  65 -  $ 77        174,841             $ 70                8.13            54,188             $ 68
  $  78 -  $275        117,264             $230                9.10             7,480             $119
  $ 276 -  $331         74,058             $311                9.30               442             $296
  $ 332 -  $340         35,980             $338                9.26             1,092             $338
                       -------                                                -------
  $   0 -  $340        784,666             $116                8.04           245,077             $ 53
                       =======                                                =======

  Pro Forma Stock Compensation Disclosure

  The Company applies the provisions of APB 25 and related interpretations in accounting for compensation expense under the purchase plans and the stock option plans. If compensation expense under these plans had been determined pursuant to SFAS 123, the Company's net income and net income per share would have been as follows:

                                                                                   Year ended March 31,
                                                                          ---------------------------------------
                                                                            2001            2000            1999
                                                                          -------         -------         -------
                                                                         (In thousands, except per share amounts)
Pro forma net income.............................................         $31,353         $23,584           $ 911
Pro forma basic net income per share.............................         $  7.42         $  5.93           $ .24
Pro forma diluted net income per share...........................         $  6.67         $  5.39           $ .23

  The fair value of the grants under the purchase plans and stock option plans was estimated using the Black-Scholes valuation model with the following assumptions and values:

                                                                            Year ended March 31,
                                            -----------------------------------------------------------------------------------
                                                        Purchase Plans                             Stock Option Plans
                                            --------------------------------------       --------------------------------------
                                              2001           2000           1999           2001           2000           1999
                                            --------       --------       --------       --------       --------       --------
Dividend yield........................             0              0              0              0              0              0
Expected life.........................      6 months       6 months       6 months      2.7 years      2.5 years      3.0 years
Expected volatility...................            70%            50%            48%            66%            55%            47%
Risk-free interest rate...............          4.25%           6.5%         4.875%          4.25%           6.5%         4.875%
Weighted average fair value of grant..        $90.00         $19.00         $21.00        $138.00         $31.50         $20.00

  The above pro forma amounts include compensation expense based on the fair value of options vesting during the years ended March 31, 2001, 2000 and 1999. As provided by SFAS 123, these calculations exclude the effects of options granted prior to April 1, 1996 when SFAS 123 became effective. Accordingly, these amounts are not representative of the effects of computing stock option compensation expense using the fair value method for future periods.

  In 2001 and 1999, the Company granted 540 and 86,220 options with exercise prices less than the fair market value of the underlying stock at the date of grant. The weighted average exercise price of the 2001 option grants was zero, and the weighted average fair value was $335.22. The weighted average exercise price of the 1999 option grants was $44.50, and the weighted average fair value was $63.

Pension Plans

  Defined Contribution Plans

  Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 2001, 2000 and 1999, were $1,275,000, $1,214,000,
$1,170,000.

  Defined Benefit Plan

  One of the Company's subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees' years of service and earnings. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

  Net pension cost for the years ended March 31, 2001, 2000 and 1999 were $193,000, $340,000 and $339,000. The plan's net pension liability at March 31, 2001 and 2000 was $375,000 and $625,000.

Note 11 -- Income Taxes:

  The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a substantial portion of the Company's income before taxes and the provision for income taxes are generated primarily outside of Switzerland. Consequently, the weighted average expected tax rate may vary from period to period to reflect the generation of taxable income in different tax jurisdictions.

  The provision for income taxes consists of the following:

                                                                                      Year ended March 31,
                                                                              ------------------------------------
                                                                                2001          2000           1999
                                                                              -------        ------        -------
                                                                                      (In thousands)
Current:
 Swiss.................................................................       $   852        $  986        $   268
 Foreign...............................................................        10,641         6,549          2,836
Deferred:
 Swiss.................................................................            --            --             59
 Foreign...............................................................           593           (24)        (1,903)
                                                                              -------        ------        -------
  Total................................................................       $12,086        $7,511        $ 1,260
                                                                              =======        ======        =======

  Deferred income tax assets and liabilities consist of the following:

                                                                                       March 31,
                                                                              -------------------------
                                                                                2001             2000
                                                                              --------         --------
                                                                                   (In thousands)
Net operating loss carryforwards.......................................       $ 10,613         $  2,485
Research and development and other tax credit carryforwards............          6,307            5,794
Accruals...............................................................         20,556           13,606
Other..................................................................          1,014            1,073
                                                                              --------         --------
Gross deferred tax assets..............................................         38,490           22,958
                                                                              --------         --------

Depreciation and amortization..........................................         (1,204)            (831)
Unrealized gain on available-for-sale securities.......................           (520)              --
Deferred tax liabilities related to intangible assets..................         (4,889)              --
                                                                              --------         --------
Deferred tax liabilities...............................................         (6,613)            (831)
                                                                              --------         --------

Valuation allowance....................................................        (24,346)         (15,190)
                                                                              --------         --------
Net deferred tax assets................................................       $  7,531         $  6,937
                                                                              ========         ========

  Management regularly assesses the realizability of deferred tax assets recorded in the Company's subsidiaries based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. The methodology used by management to determine the amount of deferred tax assets that are more likely than not to be realized is based upon the Company's recent earnings and estimated future taxable income in applicable tax jurisdictions for approximately the next two years. Management believes that it is more likely than not that the Company will not realize a portion of its deferred tax assets and, accordingly, a valuation allowance of $24.3 million has been established for such amounts at March 31, 2001. In the event future taxable income is below management's estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in the Company's effective tax rate.

  At March 31, 2001, the Company's foreign net operating loss and tax credit carryforwards for income tax purposes were approximately $30.7 million and $6.3 million, respectively. If not utilized, these carryforwards will expire through 2020.

  Deferred tax assets of approximately $5.9 million at March 31, 2001 pertain to certain tax credits and net operating loss carryforwards resulting from the exercise of employee stock options. When recognized, through the reversal of the valuation allowance placed on the deferred tax assets, the tax benefit of these credits and losses will be accounted for as a credit to shareholders' equity rather than as a reduction of the income tax provision.

  The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled below. The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income or loss in each country multiplied by that country's applicable statutory tax rates.

                                                                                       Year ended March 31,
                                                                               -------------------------------------
                                                                                2001           2000           1999
                                                                               -------        -------        -------
                                                                                        (In thousands)
Expected tax provision (benefit) at weighted average rate...............       $12,665        $ 8,638        $(1,082)
Non-deductible purchased in-process R&D.................................           655             --             --
Increase (decrease) in valuation allowance..............................        (1,380)        (1,986)         2,895
Other...................................................................           146            859           (553)
                                                                               -------        -------        -------
Total provision for income taxes........................................       $12,086        $ 7,511        $ 1,260
                                                                               =======        =======        =======

Note 12 -- Commitments and Contingencies:

  The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company's option and usually include escalation clauses linked to inflation.

  Future minimum annual rentals at March 31, 2001 are as follows (in thousands):

Year ending March 31,
 2002...................................................................       $ 4,614
 2003...................................................................         4,334
 2004...................................................................         3,725
 2005...................................................................         3,344
 2006...................................................................         3,369
 2007 and thereafter....................................................           400
                                                                               -------
                                                                               $19,786
                                                                               =======

  Rent expense was $3.2 million, $1.9 million and $2.6 million during the years ended March 31, 2001, 2000 and 1999.

  Fixed commitments for long lead time parts totalled $.3 million at March 31, 2001. Fixed commitments for capital and other expenditures, primarily for manufacturing equipment, approximated $2.7 million.

  In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. As a result, the

Company revised its estimate of VAT liability and released an accrual of approximately $1.7 million into income in fiscal 2000 and $.6 million in fiscal 2001. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

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

Note 13 -- Interest and Other Income:

                                                                                       Year ended March 31,
                                                                               ------------------------------------
                                                                                 2001          2000           1999
                                                                               -------       -------        -------
                                                                                          (In thousands)
Interest income........................................................        $ 1,175       $   796        $ 2,203
Interest expense.......................................................         (1,323)         (959)        (1,297)
                                                                               -------       -------        -------
Interest income (expense), net.........................................        $  (148)      $  (163)       $   906
                                                                               =======       =======        =======

Gain on sale of building...............................................        $ 1,922            --             --
Foreign currency exchange gains (losses), net..........................             20       $   899        $(1,366)
Gain on sale of investments............................................          1,296         1,525             --
Equity in net income (losses) of affiliated companies..................           (670)       (3,584)           249
Write-off of investment................................................            (50)       (2,000)            --
Other, net.............................................................            110           (92)          (290)
                                                                               -------       -------        -------
Other income (expense), net............................................        $ 2,628       $(3,252)       $(1,407)
                                                                               =======       =======        =======

  Other, net includes rental income of $251,000 and $206,000 for the years ended March 31, 2000 and 1999, while the related rental expense amounted to $101,000 and $106,000.

Note 14 -- Geographic Information:

  The Company operates in one business segment, which is the design, development, production, marketing and support of computer interface devices. Geographic net sales information in the table below are based on the location of the selling entity. Long-lived assets, primarily fixed assets, unamortized intangibles, and investments are reported below based on the location of the asset.

  Net sales to unaffiliated customers by geographic region were as follows:

                                                                                      Year ended March 31,
                                                                              ------------------------------------
                                                                                2001          2000          1999
                                                                              --------      --------      --------
                                                                                          (In thousands)
Europe..................................................................      $336,099      $259,486      $195,913
North America...........................................................       301,963       253,502       196,778
Asia Pacific............................................................       123,294       102,676        78,050
                                                                              --------      --------      --------
Net sales...............................................................      $761,356      $615,664      $470,741
                                                                              ========      ========      ========

  Long-lived assets by geographic region were as follows:

                                                                                     March 31,
                                                                              ----------------------
                                                                                2001          2000
                                                                              --------       -------
                                                                                  (In thousands)
Europe..................................................................      $ 37,701       $35,345
North America...........................................................       117,834         8,258
Asia Pacific............................................................        19,488        24,267
                                                                              --------       -------
Total long-lived assets.................................................      $175,023       $67,870
                                                                              ========       =======

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

Note 15 -- Other Disclosures Required by Relevant Swiss Law:

  Balance Sheet Items

                                                                                     March 31,
                                                                              ----------------------
                                                                                2001          2000
                                                                              --------      --------
                                                                                  (In thousands)
Prepayments and accrued income..........................................      $  5,524      $  6,205
Non-current assets......................................................      $175,023      $ 67,869
Pension liabilities, current............................................      $    218      $     80
Fire insurance value of property, plant, and equipment..................      $162,166      $108,833

  Statement of Income Items

Total personnel expenses amounted to $64.1 million, $60.3 million and $53.9 million in 2001, 2000 and 1999.

                          LOGITECH INTERNATIONAL S.A.
                               QUARTERLY SUMMARY
                                  (Unaudited)

                                                                          Three months ended,
                                     ----------------------------------------------------------------------------------------------

                                      Mar. 31,    Dec. 31,   Sept. 30,    June 30,    Mar. 31,    Dec. 31,   Sept. 30,    June 30,
                                        2001        2000        2000        2000        2000        1999       1999        1999
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                           (In millions, except share and per share amounts)
Net sales..........................  $    197.4  $    232.0  $    190.6  $    141.4  $    176.0  $    185.4  $    133.2  $    121.1
Gross profit.......................        67.3        80.3        64.2        47.3        60.2        67.3        43.2        36.0
Operating expenses:
 Marketing and selling.............        29.5        36.9        34.8        26.4        28.5        31.3        21.8        21.4
 Research and development..........        13.2         9.5         8.8         8.5         8.8         7.6         8.2         7.0
 General and administrative........         8.2         8.4         8.6         8.3         9.2         7.9         7.4         6.6
 Purchased in-process R&D (1)......         3.3          --          --          --          --          --          --          --
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total.............................  $     54.2        54.8        52.2        43.2        46.5        46.8        37.4        35.0
Operating income...................        13.1        25.5        12.0         4.1        13.7        20.5         5.8         1.0
Net income.........................  $     10.8  $     19.9  $      9.4  $      5.0  $      9.3  $     14.9  $      5.2  $        6
Shares used to compute net income
 per share (2):
 Basic.............................   4,284,775   4,242,544   4,208,662   4,153,071   4,096,878   3,983,060   3,935,526   3,893,412
 Diluted...........................   4,709,513   4,698,403   4,714,177   4,680,840   4,641,740   4,340,528   4,095,034   4,001,732
Net income per share (2):
 Basic.............................  $     2.52  $     4.69  $     2.23  $     1.20  $     2.29  $     3.74  $     1.32  $      .15
 Diluted...........................  $     2.30  $     4.24  $     1.99  $     1.06  $     2.02  $     3.43  $     1.27  $      .15
Net income per ADS (2):
 Basic.............................  $      .25  $      .47  $      .22  $      .12  $      .23  $      .37  $      .13  $      .02
 Diluted...........................  $      .23  $      .42  $      .20  $      .11  $      .20  $      .34  $      .13  $      .01

(1) In connection with the acquisition of Labtec Inc., the Company recorded a one-time charge of approximately $3.3 million for purchased in-process research and development.

(2) Logitech completed a two-for-one stock split in July 2000. All references to share and per share data for all periods presented have been adjusted to give effect to the stock split.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The following table sets forth certain quarterly financial information as a percentage of net sales:

                                                                            Three months ended,
                                    ------------------------------------------------------------------------------------------------

                                     Mar. 31,    Dec. 31,     Sept. 30,  June 30,   Mar. 31,      Dec. 31,     Sept. 30,   June 30,
                                       2001        2000         2000       2000       2000          1999         1999        1999
                                    ----------  ----------   ----------  --------- ----------   ----------   -----------  ----------

Net sales......................         100.0%    100.0%       100.0%      100.0%     100.0%       100.0%       100.0%      100.0%
Gross profit...................          34.1      34.6         33.7        33.4       34.2         36.3         32.4        29.7
Operating expenses:
 Marketing and selling.........          16.6      15.9         18.3        18.7       16.2         16.9         16.4        17.7
 Research and development......           5.0       4.1          4.6         6.0        5.0          4.1          6.2         5.8
 General and administrative....           4.2       3.6          4.5         5.8        5.2          4.3          5.5         5.4
 Purchased in-process R&D......           1.7        --           --          --         --           --           --          --
                                    ----------  ----------   ----------  --------- ----------   ----------   -----------  ----------

  Total........................          27.5      23.6         27.4        30.5       26.4         25.3         28.1        28.9
Operating income...............           6.6      11.0          6.3         2.9        7.8         11.0          4.3          .8
Net income.....................           5.5%      8.6%         4.9%        3.5%       5.3%         8.0%         3.9%         .5%
