Form 20-F
period 2002-03-31
LOGITECH INTERNATIONAL SA
filed 2002-06-11
CIK 1032975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2002

Commission File Number: 0-29174

LOGITECH INTERNATIONAL S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland
(Jurisdiction of incorporation or organization)

Logitech International S.A.
Apples, Switzerland
c/o Logitech Inc.
6505 Kaiser Drive
Fremont, California 94555
(510) 795-8500
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one registered share at par value CHF 1 per share	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2002 was 47,901,655 registered shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes                 ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17             ☑ Item 18

In this document, unless otherwise indicated, references to the “Company” or “Logitech” are to Logitech International S.A., its consolidated subsidiaries and predecessor entities. In addition, references to “ADSs” are to the American Depositary Shares of Logitech International S.A., each representing one registered share. Unless otherwise specified, all references to U.S. dollars, dollars or $ are to United States dollars, the legal currency of the United States of America. All references to the Swiss franc or CHF are to the Swiss franc, the legal currency of Switzerland.

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

•
the sufficiency of our cash and cash equivalents, cash from operations, and available borrowings under the bank lines of credit to fund capital expenditures and working capital needs for the foreseeable future;

•	the business strategy for new areas of growth;

•	our ability to introduce additional essential interface devices that people touch and use every day;

•	our belief that the need for intuitive personal interface products will continue, and with it the opportunity for Logitech products; and

•	the adequacy of our leased and owned facilities to meet our needs in the foreseeable future.

We have based these forward-looking statements on our current expectations and projections about future events, including:

•	general economic and business conditions;

•	competition in the computer peripheral industry;

•	implementing our business strategy;

•	developing and introducing new services and products;

•	obtaining and expanding market acceptance of our services and products; and

•	meeting changing customer requirements and emerging industry standards.

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information—Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates of their filings. We undertake no obligation to publicly update or revise any forward-looking statements.

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The financial data for the years ended March 31, 2002, 2001, 2000, 1999 and 1998, and the financial condition as of those years then ended have been derived from our audited consolidated financial statements. This financial data should be read with the consolidated financial statements and notes to those statements for the fiscal years ended March 31, 2002, 2001 and 2000, included elsewhere in this Form 20-F. The selected consolidated financial data for the fiscal years ended March 31, 1999 and 1998 are derived from the Company’s audited consolidated financial statements which are not included in this Form 20-F. This table should be read in conjunction with Item 5 “Operating And Financial Review And Prospects” and the Company’s consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

	Year ended March 31,
	2002	2001	2000	1999	1998
	(In thousands, except share and per share amounts)
Consolidated statement of operations data:
Net sales	$943,546	$735,549	$592,092	$448,136	$390,227
Gross profit	315,548	233,259	183,127	140,118	116,961
Operating expenses:
Marketing and selling	130,060	105,140	79,389	62,745	52,931
Research and development	50,531	36,686	31,666	31,378	27,774
General and administrative	37,739	33,484	31,102	23,625	19,944
Purchased in-process research and development(1)	—	3,275	—	6,200	—

Total operating expenses	218,330	178,585	142,157	123,948	100,649

Operating income	97,218	54,674	40,970	16,170	16,312
Loss on sale of product line(2)	—	—	—	(7,272)	(3,174)
Net income	$74,956	$45,068.00	$30,044.00	$7,137	$15,456
Net income per share(3):
Basic	$1.67	$1.07	$0.76	$0.19	$0.41
Diluted	$1.50	$0.96	$0.69	$0.18	$0.39
Shares used to compute net income per share and ADS(3):
Basic	44,928,853	42,226,240	39,769,900	38,672,200	37,764,640
Diluted	50,939,060	46,940,170	43,759,940	39,826,740	39,541,140

	March 31,
	2002	2001	2000	1999	1998
	(In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$143,101	$44,142	$49,426	$43,251	$72,376
Total assets	$598,844	$505,116	$334,077	$294,489	$208,479
Long-term debt, net of current maturities	$104,812	$26,908	$2,934	$3,624	$3,031
Shareholders’ equity	$323,017	$256,054	$179,969	$139,754	$132,734

(1)
In connection with the acquisition of Labtec in fiscal 2001 and Connectix Corporation’s PC video camera business in 1999, the Company recorded charges of $3.3 million and $6.2 million for purchased in-process research and development.

(2)
In fiscal 1998, the Company sold its scanner product line to Storm Technology, Inc. and recorded a $3.2 million loss on the sale. In 1999, the Company wrote off $5.8 million related to a convertible note and common stock investment in Storm made in connection with the sale. The additional expenses in 1999 primarily relate to costs to conclude certain obligations exceeding management’s estimate made in 1998.

(3)
In July 2000, Logitech completed a two-for-one stock split. The stock split did not alter the ADS to share ratio. In August 2001, the Company completed a ten-for-one stock split that related only to shares traded on the Swiss Exchange. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share. All references to share and per share data for all periods presented have been adjusted to give effect to these stock splits.

Exchange Rates

Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of our registered shares on the Swiss Exchange and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa.

The following table sets forth certain historical information with respect to the Noon Buying Rate for dollars expressed in Swiss francs per dollar. The “Noon Buying Rate” is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Average(1)		High		Low		Period End
Fiscal 1998	CHF	1.460	CHF	1.535	CHF	1.385	CHF	1.522
Fiscal 1999		1.437		1.515		1.374		1.478
Fiscal 2000		1.560		1.663		1.478		1.663
Fiscal 2001		1.697		1.830		1.590		1.736
Fiscal 2002		1.699		1.819		1.586		1.682

(1)	Represents the average of the Noon Buying Rates on the last business day of each month during the relevant period.

	High		Low
Monthly Highs and Lows (over the most recent six month period):
November 2001	CHF	1.6680	CHF	1.6295
December 2001		1.6920		1.6307
January 2002		1.7190		1.6424
February 2002		1.7179		1.6835
March 2002		1.7060		1.6555
April 2002		1.6740		1.6215

The Noon Buying Rate for dollars expressed in Swiss francs per dollar was 1.6010 as of May 1, 2002.

B.	Capitalization

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our quarterly operating results are difficult to predict. This means that our results could fall below investors’ expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

Our operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including:

•	the volume and timing of orders received during the quarter;

•	the maturation of product lines;

•	the timing of new product introductions by us and our competitors and their acceptance by the market;

•	the impact of competition on our average selling prices and operating expenses;

•	inventory levels in the distribution channels;

•	changes in laws or regulations;

•	fluctuations in exchange rates;

•	changes in product or distribution channel mix;

•	price protection charges;

•	product returns from customers;

•	deferrals of customer orders in anticipation of new products or otherwise;

•	changes in technologies and their acceptance by the market;

•	the performance and financial strength of our suppliers and third-party product manufacturers;

•	the rate of economic growth in our principal geographic markets; and

•	deterioration of the financial strength of our larger customers.

Many of these factors are beyond our control. In addition, due to the short product life cycles inherent in our markets, our failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more quarters.

In addition, the volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, our net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter, we generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because a substantial portion of our products are manufactured in Asia, and we rely on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact our results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs. The foregoing means that our operating results could fall below investors’ expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers, as well as continued demand by these customers for our products.

We sell our products through a domestic and international network of distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers, as well as continued demand by these customers for our products. The distribution, retail and OEM industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. In particular, consolidation in the personal computer and retail industries has increased the purchasing power of our customers. This puts pressure on us to reduce the prices at which we sell our products, decreasing our revenues. In addition, our distributor and retail customers generally offer products of our competitors. Accordingly, there is a risk that these customers may give higher priority, including greater retail shelf space, to products of other suppliers, which would reduce demand for, and sales of, our products.

The loss of one or more of our distributors, major retailers or OEM customers could have a material adverse effect on our business, financial condition and results of operations. In addition, because of our sales to customers that are large or who have high volume, we maintain individually significant receivable balances with these customers. As of March 31, 2002, one customer, Tech Data, represented 10% of total accounts receivable and 11% of net sales for fiscal 2002. We seek to control our credit risk through ongoing credit evaluation of our customers’ financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally we do not require any collateral from our customers. If any of our major customers were to default in the payment of its receivables owed to us, our operating results could be materially adversely affected.

Product returns and effects of price protection that exceed our accruals may significantly impact our financial results.

As a manufacturer of consumer products, we are exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of our assistance in balancing inventories of retailers and distributors. In addition, we offer price protection to our distributors and retailers, which means that we may refund or credit some of the price these customers have paid for a product if we later lower its price while it is still in the customers’ inventory. Overstocking by our distributors and retailers has in the past led and may in the future lead to higher than normal returns or reduced orders by these customers in future periods. As a result, our past sales may not be indicative of future sales. In addition, the generally short product life cycles of our products and the difficulty in predicting future sales increase the risk that new product introductions or price reductions results in significant product returns. In addition, we continuously introduce product upgrades, enhancements and improved packaging, and which may lead to higher rates of return on our older products.

We recognize revenue upon transfer of title and risk of loss, which is generally when we ship our products. Because we are exposed to the risk of product returns and price protection, we provide allowances for these risks upon recognition of revenue. We base these allowances on historical and anticipated experience and our assessment of inventory in our distribution channels. We review and adjust the allowances periodically, based on changes in the same factors. Although we believe we have provided adequate allowances, if product returns exceed our estimates or if we do not make sufficient price protection accruals, there may be a significant adverse effect on our financial results.

To continue to be successful, we will need to effectively respond to future changes in technology and customer demands.

The market for our products is characterized by rapidly changing technology and frequent new product introductions. Our success depends to a substantial degree on our ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. We may not be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, new products or enhancements may not achieve market acceptance, or we may not be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. In addition, others may have patents or intellectual property rights which prevent us from being able to respond effectively to new or emerging technologies and changes in customer requirements. New product announcements by us could cause our customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could materially harm our business, financial condition and results of operations.

The introduction of products for non-PC platforms may consume significant resources and not result in significant future revenues for Logitech.

We may continue to expand our product offerings to include products that are not based on PC platforms, and products that are outside of our traditional areas of expertise, which has historically been PC peripheral devices. To accomplish this, we may commit substantial resources to develop, sell and market these new products. With limited experience in these product lines and because these products are based on new technologies, it may be difficult for us to accurately predict revenues, manufacturing costs and product returns. Our ongoing investments in the development and marketing of products for non-PC platforms could produce higher costs without a proportional increase in revenues.

A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.

A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

If we do not successfully coordinate the world wide manufacturing and distribution of our products we will lose sales and may face significant financial penalties from our customers.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture and distribute our products. If we do not successfully coordinate the timely manufacture and distribution of quality products, we will lose sales and our revenues will be harmed. In addition, distributors, retailers and OEMs are increasingly assessing “charge-backs”, or monetary penalties, against suppliers like Logitech for product delivery times, quantities or products that do not match their specifications. If we are unable to timely deliver quality products due to our own fault or those of third parties on which we rely, or due to events over which we or the third parties do not have control, our customers may assess penalties against us that may significantly harm our financial results.

The effect of business, legal and political risks associated with foreign countries and markets may negatively affect us.

We transact a substantial portion of our business outside the United States. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing foreign operations;

•	laws and regulations, including environmental laws, varying from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	foreign exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could adversely impact the success of our international operations and, in turn, have a material adverse effect on our business, financial condition and results of operations.

Our market is highly competitive and competition could harm our ability to sell products and could reduce our market share.

Our business is characterized by intense competition, a trend of declining average selling prices in the OEM market and performance enhancements and new features of competing retail products. We expect that competition will continue to be intense and may increase from current or future competitors.

We compete primarily with Aiptek, Altec Lansing, Creative Labs, D-Link, Ezonics Corporation, Guillemot Corporation, Interact Multimedia, Kensington/Gravis, KYE/Mouse Systems, Mad Catz, Memorex, Microsoft, Mitsumi, Philips, Plantronics, Primax, Saitek Industries Ltd., Sony, Telex Communications and Xirlink Inc. Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than us.

Our main competitor in the market for pointing devices, PC gaming devices and keyboards is Microsoft who offers products with similar features as Logitech products. Microsoft’s offerings include a complete line of cordless mice and desktops as well as optical mice. We are also experiencing increased competition for cordless mice and desktops from less established brands, in the lower price segments.

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

Our main competitor in the U.S. for PC video cameras is Xirlink, who sells cameras under the Veo brand. In Europe our main competitors are Philips and Creative Labs.

Competitors in the market for audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the headset, microphone, and telephony markets, competitors include Altec Lansing, Plantronics and Telex Communications. For the personal audio market, the primary competitor is Sony. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing.

We expect to continue to experience competition and price pressures in the OEM mouse business and performance enhancements of competing products in retail. This could result in decreased revenue, decreased gross margin, loss of market share and lack of acceptance of our products. In the event of significant price competition in the market for our products, we would be required to decrease costs proportionately to any price decreases in order to maintain our existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. To the extent that we are unable to compete successfully in the future against our current or future competitors, our business, financial condition and results of operations would be significantly harmed.

Our effective tax rates may increase in the future, which would adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our operating results will be adversely impacted, and specifically our net income and earnings per ADS and per registered share will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rates in a given fiscal year reflect a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly damage our business, financial condition and results of operations.

We also rely on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all.

Pending lawsuits could adversely impact us.

Through our U.S. subsidiary we are currently involved in pending lawsuits with respect to patent infringement claims by third parties and commercial matters. We believe that these lawsuits are without merit and intend to defend them vigorously. However, our defense of these actions may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

Pending and future litigation over patent infringement claims, commercial disputes, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In addition, our efforts to protect our intellectual property through litigation may not prevent duplication of our technology or products.

We depend on original design manufacturers and contract manufacturers which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives.

Key portions of our product lines are produced for us by original design manufacturers and contract manufacturers. Our reliance on them involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors’ assembly processes. In addition, any financial instability of our manufacturers or contractors could result in delayed product deliveries or manufacturing inefficiencies. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Since the majority of these manufacturers and contractors are located in Asia and other countries outside the U.S., we are subject to risks generally associated with foreign suppliers, including political and economic uncertainty, currency exchange fluctuations, trade restrictions and changes in tariff rates. Consequently, we may experience delay in the timeliness, quality and adequacy in product deliveries, any of which may have an adverse impact on our results of operations.

Key components used in the manufacture of our products, as well as certain products, are currently purchased from single or limited sources that specialize in such components or products. In particular, the sensor in our optical mice is provided by one supplier, and our cordless keyboards are also single-sourced. We generally do not have long-term agreements with our single or limited sources of supply. Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could decrease our revenue or gross margin. Delays could also have a material adverse effect upon our business, financial condition and results of operations.

We may be required to recognize additional non-cash charges against earnings if our management were to determine in the future that the amount of goodwill arising from our acquisitions was impaired.

We review goodwill arising from our acquisitions for impairment on an annual basis or if events indicate that the carrying value might not be recoverable. Factors which could trigger us to perform an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends; or

•	significant decline in our market capitalization relative to net book value.

If our management were to determine in the future that the goodwill was impaired, we would be required to recognize non-cash charges that would reduce our earnings.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the Company

Logitech was incorporated under the laws of Switzerland in 1981, and in 1988 listed its shares in an initial public offering in Switzerland. In March 1997, the Company sold 400,000 registered shares from treasury in a U.S. initial public offering in the form of 4,000,000 American Depositary Shares (“ADS”), and listed the ADSs on the Nasdaq National Market System. Logitech maintains its global headquarters through its U.S. subsidiary located at 6505 Kaiser Drive, Fremont, California. Logitech’s telephone number at that address is (510) 795-8500. The Company also maintains regional headquarters through local subsidiaries in Romanel-sur-Morges, Switzerland, Hsinchu, Taiwan, and Hong Kong. In addition, Logitech has manufacturing operations in China, with distribution facilities in the United States, Europe and Asia, and sales offices in major cities in the United States, Europe and Asia Pacific.

Important Events and Recent Acquisitions

In March 2001, we acquired Labtec Inc., a publicly traded Vancouver, Washington-based provider of PC speakers, headsets and microphones for $73 million in cash and stock, plus $3.3 million of transaction costs.

In June 2001, we completed a CHF 170 million bond offering (approximately U.S. $100 million). Net proceeds of $90 million from the debt offering were used to repay $90 million of short-term borrowings from a term loan credit facility that was used to finance $35 million of the Labtec acquisition, Labtec borrowings of $46 million and other obligations.

Principal capital expenditures and divestitures

The Company’s capital expenditures for property, plant and equipment for the fiscal years ended March 31, 2002, 2001 and 2000 were $21.9 million, $16.8 million and $17.9 million. Principal areas of investment during all three years relate to normal expenditures for tooling costs, machinery and equipment and computer equipment and software.

Principal equity investments

We have equity investments in several companies that provide technology product and software development and sales. As of March 31, 2002, our investments totaled $8.7 million. During the years ended March 31, 2002, 2001 and 2000, we made investments of $1.6 million, $5.6 million, and $4.2 million.

B.	Business Overview

Logitech is a leader in the design, manufacture and marketing of personal interface products for personal computers and other digital platforms. Today, the computing environment that Logitech serves is centered on the desktop. But as the interface to the digital world moves beyond the desktop and beyond the PC—to the living room, to the mobile world, to wherever and whenever people interact with digital platforms—the need for personal interface products will broaden. The Company’s product family includes Internet video cameras, mice and trackballs, keyboards, audio and telephony products, interactive gaming controllers, and 3D control devices.

Logitech offers a variety of means to access and enrich the world of digital information. The Company’s products provide user-centric solutions intended to be easy to install and easy to use, many of them combined with integrated software for seamless compatibility and added functionality. These products allow users to personalize and enrich their computing environment, and to easily operate in a variety of applications.

Industry Background

Increasingly affordable prices and wider availability of business, consumer and education applications have created a very large installed base of personal computers. The market penetration of PCs and other information access devices, already high in developed countries, is likely to increase worldwide.

In addition, continuing growth in processing power and communications bandwidth, the increased accessibility of digital content and the pervasive access and use of the Internet, create opportunities for new applications, new users and dramatically richer interactions between users and digital information.

These developments create new demands by users wanting to take full advantage of this increased processing power, new applications and new technologies in an intuitive, productive, comfortable and convenient manner.

Today’s PCs have evolved from productivity tools for word processing into affordable multimedia appliances or “digital hubs” capable of creating and manipulating vast amounts of graphics, sound and video. The interface devices sold with most new units are quite limited in the functionality they provide. This is true especially since the need to offer new personal computers at low prices dictates basic, no frills peripherals, for example a basic mouse and alphanumeric keyboard. Logitech believes the expanded PC capabilities present a significant opportunity to companies that provide innovative personal interface products for the computer, since basic mice and alphanumeric keyboards alone cannot effectively harness this new power and fully enable many of the newest applications.

Therefore, on one hand, PC manufacturers continue to require large volumes of basic interface devices. On the other hand, the after-market (that is, the market for peripheral upgrades and add-ons sold separately from the basic PC) grows as consumers demand more function-rich interface tools.

In addition, Logitech also believes that trends established in the consumer electronics market, such as brand identity, affordability, ease of installation and use, as well as visual appeal, are rapidly becoming important aspects of PC and personal interface device purchase decisions.

Logitech also believes that personal interface device opportunities increasingly exist around non-PC platforms, such as video game consoles, Personal Digital Assistants (PDAs) and mobile phones. As these additional platforms deliver added functionality, increased processing power and growing communication capabilities, Logitech expects demand for add-on, complementary devices, connected to these platforms, to increase.

The Logitech Solution

Logitech’s personal interface products are often the most frequent point of physical interaction between people and the digital world. As such, they are a significant factor in determining the man-machine interface and increasing its richness. The Company’s products are designed to reflect the way people want to work, play and communicate, allowing them to personalize and enrich their computing environment as they perform these activities using their PC.

Over the past 20 years, Logitech has established itself as a leading designer, manufacturer and marketer of computer control devices (mice and trackballs). Building on this leadership position, the Company has capitalized on the growth in personal computing by significantly expanding its product line to include a wide range of products, from radio-based cordless input devices to game controllers, Internet video cameras, multimedia speaker systems and PC voice access products and most recently, peripherals for the PDA platform. The Company’s products bring together the tools that business people, home users, and computer gamers need to make their time at the computer and their time on the Internet more productive, comfortable, and enjoyable. In addition, they feature award-winning industrial design and are engineered to work together.

Through integrated hardware and software functionality, Logitech products are also optimized for the Internet: Internet video cameras with “one button” video mail access and keyboards and mice with “one click” access to specific web sites and value-added web services are examples of the Company’s commitment to ensuring a user-friendly and effective Internet experience.

The Company’s retail products increasingly target and appeal directly to consumers and businesses as they purchase add-on devices for their PCs. In addition, Logitech’s OEM products are a frequent choice among PC manufacturers, who need high quality, affordable, and functional personal interface products in high volumes. Purchasers look for these add-ons to either replace the basic peripherals that originally came with their PCs with devices that offer increased comfort, flexibility and functionality, or as they decide to enable new applications requiring dedicated devices (for example, steering wheels and joysticks for PC and console-based games).

Logitech’s products have long been at the forefront of technological innovation, with a long list of industry “firsts” to its name and a patent portfolio of more than 75 patents. In pointing devices, the Company pioneered optical sensing technology with the opto-mechanical mouse in 1982. The Company was also among the first to market a digital still camera in 1991.

The Company has continually embraced new connectivity technologies and standards. Logitech demonstrated the first working USB prototype at Fall Comdex in 1995. In addition, the Company pioneered digital radio-based cordless mice and keyboards that free the desktop from cable clutter while maintaining the reliability of a corded connection and has introduced Bluetooth™based cordless products for the PC platform as well as additional proprietary high-bandwidth cordless devices.

Logitech will continue to monitor the connectivity environment, in order to optimize the user experience when interfacing with digital information.

The Company believes the following to be among its key competitive strengths:

•
Substantial Technical Expertise.    Logitech has accumulated significant expertise in the key engineering disciplines that underlie its products. For instance, Logitech’s engineers have continuously enhanced motion-encoding technology for control devices over several distinct generations. Many of these technologies have applications across multiple product offerings, allowing the Company to leverage its accumulated technology investment.

Logitech believes its future lies not only in its strong internal technical resources, but also from partnering with other industry leaders with complementary technologies that promise to make the interface more productive, natural and enjoyable. Examples of this include devices that provide enhanced realism by incorporating force feedback or optical sensing.

•
Technology and Industrial Design Excellence.    Logitech understands the balance between features and complexity, functionality and style, and price and performance. The Company believes that its ability to produce world class, user-centric industrial designs, coupled with innovative technologies that deliver true benefit to the consumer, set the Company apart from competitors. Through the years, Logitech has repeatedly received awards worldwide for product design and innovation, including the Hanover Seal of Quality for Design, German Design Innovations Red Dot, Chicago Athenaeum Museum of Architecture and Design, the Premio SMAU show in Italy and others. Recent citations for technological excellence include numerous Editor’s Choice and Product of the Year Awards for the new Z™ Series speakers, Cordless MouseMan® Optical and Cordless Desktop™ Optical, among others.

•
Retail Brand and Distribution.    The Company believes the Logitech brand name and industrial designs are recognized worldwide as symbols of product quality, innovation, ease of use and price performance. The Company enjoys a strong and growing brand presence in more than 60,000 retail outlets located in over 100 countries. During the fiscal year ended March 31, 2002, the Company sold over 36 million Logitech branded products. The Company believes that in the consumer market, brand identity and brand awareness are important components of the purchase decision, and that as competition intensifies, the ability to secure shelf space will increasingly become a competitive advantage. Logitech’s brand has enabled the Company to build an extensive retail distribution network and obtain this critical shelf space. Today, the strength of this brand is apparent in the PC OEM channel as well, where systems manufacturers and integrators are choosing to bundle Logitech-branded products with their offerings.

•
Strength on the Desktop.    Logitech has expanded its product portfolio to encompass a broad range of interface devices that people use every day as they work and play at their desktops. The Company’s interface devices bring together on the desktop a broad variety of products that individuals—business people, home users, gamers and others—need to make their time on the Internet and time at the computer more productive, comfortable and enjoyable. As a result, the Company is positioned to offer “one-stop shopping” for accessories that have been designed to work seamlessly together.

Logitech aggressively pursues several important aspects of today’s desktop, including the freedom and flexibility of cordless solutions, easy Internet-based visual communication and innovative solutions such as iTouch® and WebWheel—a combination of hardware, software and a special web site that enhances Logitech’s newest mice and keyboards by providing seamless Internet access and navigation.

•
Volume Manufacturing Capability Resulting from Strong OEM Relationships.    The Company believes its established manufacturing capabilities are a significant competitive advantage. Over the past ten years the Company has built a significant manufacturing presence in Asia where its ISO 9000-certified manufacturing facilities are currently producing over 60 million units per year. As a result, Logitech has been able to maintain strong quality process controls and has realized significant cost efficiencies. Manufacturing expertise extends beyond production to include logistical support, just-in-time supply and process engineering.

Behind this world-class manufacturing capability and expertise are Logitech’s long-established relationships with large OEM customers. The Company currently sells to the majority of the world’s largest PC manufacturers, as well as to most of the next layer of systems manufacturers and integrators. Because Logitech’s engineering and design staff works collaboratively with OEM customers on the specifications for future products, the Company believes its OEM relationships provide it with valuable insight into the future of the computer marketplace and technological trends.

•
Global Presence.    Logitech is a global company capable of drawing upon the strengths of its global resources, global distribution system and geographical revenue mix. With manufacturing facilities in Asia, engineering staffs in the U.S., Asia and Europe, major distribution centers in North America, Europe and Asia, as well as sales and marketing offices in major cities worldwide, the Company has access to leading technology, markets, personnel and ideas from around the world. The Company believes that by fostering a strong international culture, it is able to capitalize on the worldwide PC marketplace by meeting the needs of customers in many countries.

Business Strategy

Logitech’s objective is to strengthen its leadership in the growing market for personal interface products, linking people to the digital world wherever and whenever they need to access digital information to communicate, learn and play. The Company has historically served the installed base of PCs by offering innovative personal interface devices to address the needs of the desktop. Whereas PCs are being used more and more as the digital hub to access information and communicate, other platforms such as game consoles, PDAs and cell phones are also becoming a rich resource for people to access information, communicate and enjoy an expanding offering of interactive games.

Logitech believes it can continue to capitalize on this shift by creating retail products that enable people to get the most from these activities. We believe that Logitech is well positioned to take full advantage of the many opportunities in this growing marketplace.

In order to attain this objective, Logitech intends to pursue new areas for growth while continuing to protect and build on the Company’s current strengths. This strategic direction focuses on personal interface products surrounding three digital environments:

•	The Office—PCs

•	The Living Room—Game Consoles

•	The Mobile Environment—Notebooks, PDAs and Cell Phones

The Office Environment

Logitech has successfully broadened its penetration of its existing desktop presence by introducing new and more efficient pointing devices into the customer base. In addition, Logitech has expanded beyond its traditional role as a provider of pointing devices for the desktop into a leading brand for cameras, keyboards, PC audio products and control devices for 3D CAD/CAM users. It has the ability to introduce an even greater number of essential interface devices that people touch and use every day.

The Living Room Environment

As the game console market expands with new platforms such as PlayStation®2, Nintendo GameCube™ and Xbox™, Logitech’s wide range of interactive entertainment products will attract a larger market of gamers. The success of Logitech’s first product for the PlayStation®2 provides a solid base for the introduction of future products for a variety of consoles.

The Mobile Environment

As digital information and communication are evolving into the mobile environment, the opportunity exists for Logitech to reach a broader array of platforms. The growing number of users of PDAs, cell phones and notebook computers will bring additional demand for complementary personal interface products. Wherever and whenever people want to access digital information, the need for an intuitive interface will remain, and with it the opportunity to deploy Logitech products and design expertise across these additional environments.

Products

The Company operates in a single industry segment encompassing the design, development, production, marketing and support of personal interface products. Most of the Company’s products share certain characteristics such as common customers, common sales channels and common Company infrastructure requirements.

Logitech’s interface products include input and pointing devices such as corded and cordless mice, trackballs, and keyboards; interactive gaming devices for entertainment such as joysticks, gamepads and steering wheels; multimedia speakers; and Internet video cameras. The Company’s product families are summarized below.

•
Mice.    Logitech offers many varieties of mice, sold through both OEM and retail channels. Cordless MouseManñ Optical, like all cordless pointing devices from Logitech, uses the proprietary Palomar 27 mHz digital radio technology to transmit data to the host computer, without line-of-sight requirements that characterize cordless peripherals based on infrared technology. Optical technology is rapidly replacing the ball with a tracking system that works through light, using a light beam to illuminate surfaces on which the mouse is travelling. All premium retail models are bundled with MouseWare® software, enabling users to program mouse buttons for specific tasks (for example, double-click) and scroll through long documents and web pages. In addition, the Company’s newest mice include WebWheel™ software for easy Internet access and navigation. The Company also sells both corded and cordless mice that are designed specifically for OEM customers. A new all-in-one cordless optical mouse and cordless presenter was recently introduced that is also Logitech’s first device based on Bluetooth™ technology.

•
Trackballs.    Logitech produces several trackballs for the retail channel. All corded and cordless models use the Company’s patented Marble® optical sensing technology, which enables reliable, accurate operation without the need to regularly clean the device to prevent build-up of dust or grease. The newest cordless TrackMan® Optical trackball features a “cruise control” scrolling feature as well as several new programmable buttons to enhance usability.

•
Keyboards and Desktops.    Logitech offers a variety of corded and cordless keyboards, from the award-winning top of the line Cordless Freedom™ Optical, a package that combines a cordless keyboard and mouse, to the basic Deluxe Accessñ 104, an affordable, attractive corded unit. All premium keyboards offer Logitech’s innovative iTouch® software. iTouch® features one touch access to various internet sites and key functions, such as listening to music on the web and downloading MP3 files, in addition to quick access to favorite web sites, e-mail and search functions. The Logitech® KeyCase™ and Logitech® Type Away™keyboard for use with PDAs provide users with a lightweight solution for data entry into handheld devices.

•
Internet Video Cameras.    Logitech’s QuickCam family of PC video cameras features easy installation and powerful software for enhanced visual communication on the Internet. QuickCam cameras can be used to send images or video clips through email or to complement Instant Messenger applications with real time video. Our QuickCam® Pro and QuickCam® Web lines integrate a built-in microphone to enhance video conferencing experience.

•
Dual Mode and Digital Still Cameras.    Logitech’s ClickSmart™ family of dual mode cameras can be used to take pictures or short video clips when detached from the PC or used for video communication with someone over the Internet in attached mode. The new Logitech Pocket Digital™ provides an affordable, ultra-portable digital camera for easy picture-to-email applications.

•
Joysticks.    Logitech’s joysticks, designed for air combat, adventure, flight simulator, racing and other games, are consistent industry award winners. Each has a distinctive industrial design with a sculpted grip to fit the user’s hand.

•
Gamepads.    Logitech gamepads are designed with features similar to those used with dedicated game platforms, and are for use with a wide variety of titles. The WingMan® Cordless RumblePad™ is the Company’s first step toward bringing its substantial cordless expertise to the gaming market. This gamepad features advanced 2.4GHz techniques developed by Logitech, tactile feedback, and an award-winning industrial design focused on comfort, performance and elegance.

•
Steering Wheels.    The Company’s steering wheels offer smooth, precise steering in driving games for PC and console platforms. The GT Force™ and Driving Force™ force feedback wheels for PlayStation™2 have driven the Company’s entrance into that market. The MOMO® Force, which features a hand-stitched leather wheel and numerous features crafted from steel and aluminum, provides a high-end experience for PC gamers.

•
Multimedia Speakers.    The Company’s line of multimedia speakers is oriented toward three different user groups: Educainment for the users of basic multimedia software such as educational or basic music software, Audio Enthusiasts desiring crisp audio sound for music, and Gamers desiring a strong bass component in their systems. The Company offers a variety of models across a wide price range targeted at users in each of these groups. The positioning of the products covers both entry-level and upgrade speaker segments, encompassing most addressable industry volume. The Company seeks to provide the best performing product based on sound quality, industrial design, and product features at each retail price point.

•
Headsets and Microphones.    The Company offers a complete PC voice access line of headsets and microphones. This line is designed to complement several emerging applications, including voice-over-IP communications (Internet long distance), speech recognition and voice command software, and gaming (multi-player interaction).

•
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

•
3D Input Devices.    The Company’s subsidiary, 3Dconnexion, offers products in the field of 3D motion control. These products give users the ability to manipulate 3D objects on the screen, while simultaneously controlling 3D camera angles and positions for viewing those objects. The Magellan® controller is widely used in fields such as automotive design and the aerospace industry. The Company’s SpaceBall® has found strong support among leading 3D application vendors and major workstation OEMs worldwide.

Technology

Logitech products are sophisticated systems that combine multiple engineering disciplinesñlightweight radio frequency transmission, optical, mechanical, electrical, software, acoustical and softwareñand incorporate both cognitive and physiological elements in user-centric industrial designs. These systems share common design elements, including: sensors to detect and encode motion, images, sound or other analog data into electrical signals; custom ASICs; microcontrollers to convert and process signals received from the sensor; a communications subsystem to exchange signals with an attached computer or other intelligent host; and a suite of driver, utility and user interface software modules and web sites. The Company believes these software modules and web support complete a seamless user-centric solution for information input, access and control. Logitech’s products incorporate the following principal technologies:

•
Sensing.    The Company’s sensors transform analog motion and images into electronic signals. Logitech was the first to introduce optical sensing in pointing devices. For example, all of Logitech’s patented Marble® products utilize an optical trackball sensor, greatly improving trackball accuracy and durability. Similarly, Logitech’s digital cameras utilize optical sensors to detect colors, shapes and other image attributes and convert these attributes into electronic signals. Through a variety of sophisticated sensing and encoding techniques, Logitech has been able to improve the optical sensing quality, lower the cost, and increase the reliability of its optical mouse products. In March 2002, the Company introduced the KeyCase™ for PDAs, featuring fabric sensing technology. Because the keyboard is made of fabric, it is flexible enough to be wrapped around a PDA, thus avoiding the need to carry two devices and protecting the PDA at the same time.

•
Signal Processing Algorithms.    Logitech engineers employ sophisticated signal processing algorithms across many product lines to compute spatial displacements, enhance color image quality and compress or format data for transmission. For example, in the Company’s Internet video cameras, signal-processing algorithms are used for color extraction, image enhancement and data compression.

•
Power Management.    The Company’s products utilize advanced power management including techniques to reduce power consumption when needed. Cables connected to separate power supplies are inconvenient in the case of products such as corded pointing devices, and impossible in the case of cordless devices. Consequently, the Company believes low power consumption is an essential product attribute for the consumer marketplace. In addition, with up to 127 devices potentially drawing power from a single USB port, the Company believes its power management expertise is particularly important for the next generation of USB products.

•
Cordlessness.    The Company has been at the forefront in the development and supply of low power radio frequency (RF) technology for use over short distances. The Company is focusing its current cordless development efforts primarily on RF devices. Logitech believes the Bluetooth™ Cordless Standard, a communications standard, will be an enabler to a much wider acceptance of cordlessness in the marketplace, thus boosting the growth of companies active in this market segment. With the Cordless Presenter™, the Company introduced its first Bluetooth™ personal interface product.

•
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

•
Software.    The growth of the Internet is providing new technical challenges and opportunities for the Company. The Company is focusing its development efforts on the interface to the Internet, communications over the Internet, and security on the Internet, with products and services like iTouch, video mail and webcasting. Software technologies such as object based programming and tight integration between the hardware device and application, enable easier to use interactions and Internet service access.

•
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

Research and Development

The Company believes that continued investment in product research and development is critical to its continued success. The Company believes that its international structure provides advantages and synergies to its overall product development efforts. Logitech’s product research and development activities are conducted at five engineering centers located in Fremont, California, Vancouver, Washington, Romanel-sur-Morges, Switzerland, Hsinchu, Taiwan, and Seefeld, Germany.

The location of the Company’s Fremont, California facility allows the Company access to Silicon Valley’s talent pool, particularly important in the development of Internet applications, software and video technologies. In addition, this location in the midst of the world’s leading technology market enables the Company to compile market intelligence to define and position products and develop key strategic alliances.

Logitech’s Swiss engineering center provides the Company with advanced sensing and cordless technologies. In addition, the Swiss center is a convenient point for gaining access to leading European technologies. Logitech has been successful in recruiting and retaining top engineering graduates from leading Swiss universities because it is one of the few computer technology companies in Switzerland.

Through its Taiwanese subsidiary, the Company has established access to key Asian markets, engineering resources and high-tech manufacturing. Taiwan is a world leader in manufacturing and engineering. In particular, Taiwan is a world leader in the design and manufacture of semiconductors, notebook computers, scanners, monitors and related products, and possesses a concentration of firms that specialize in advanced plastic injection blow molding and tooling. Moreover, the common language of Taiwan and China facilitates the transfer of products from the Company’s engineering launch site in Taiwan to its high volume manufacturing site in China.

Logitech’s Vancouver, Washington engineering center designs and develops all of the Company’s audio products. The facility specializes in acoustic research and development, including model and simulation work. Areas of development cover cordless audio applications, demanding applications for audio input such as voice recognition, and audio output for PC speakers. Test capabilities include theoretical environments in an anechoic chamber, real-world environments for office settings, and pre-compliance testing.

The Company’s subsidiary, 3Dconnexion, whose research and development facility is located in Seefeld, Germany, provides the Company with its ongoing research in 3D controller devices. The location of the facility provides Logitech with access to Germany’s leading automotive manufacturers who are also 3Dconnexion’s main customers.

The Company’s research and development expenses for fiscal years 2002, 2001 and 2000 were $50.5 million, $36.7 million, and $31.7 million. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

Marketing, Sales and Distribution

The primary end-user markets for Logitech mice, trackballs and keyboards are consumers, small office and home office (“SoHo”) users, and, through its OEM customers, corporate buyers. The primary end user market for Logitech entertainment devices, such as joysticks, gamepads and steering wheels, is consumers. The primary end-users for Logitech’s audio products are consumers, SoHo, and OEM customers. The Company’s end user markets for its PC video cameras are SoHo users, corporate buyers and consumers. Logitech’s primary end user markets are in North America, Europe and Asia-Pacific. However, it also markets its products in Latin America and other regions.

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

Logitech sells through many distribution channels, including distributors, OEMs and regional and national retail chains, including online retailers. In addition, the Company supports retail channels with distribution centers located in the United States, Europe and Asia. These centers perform final configuration of products and product localization with local language manuals, packaging, software diskettes and power plugs. During fiscal 2000, Logitech added electronic commerce to its distribution mix in the U.S. and in fiscal 2001 launched e-commerce capabilities in several European countries.

Logitech sells to large OEM customers through a direct sales force and supports small OEM customers through distributors. The Company counts the majority of the world’s largest PC manufacturers among its customers. In retail channels, Logitech’s direct sales force sells to distributors and large retailers. Its distributor customers typically resell products to retailers, value-added resellers, and system integrators with which Logitech does not have a direct relationship. These distributors in the U.S. include Ingram Micro Inc. and Tech Data Corporation, and in Europe include Banque Magnetique, Tech Data Corporation, Ingram Micro and Actebis.

Logitech also sells to major retail chains, where it typically enjoys access to significant shelf space. These chains in the U.S. include Best Buy Co., Inc., CompUSA, Inc., Office Depot, Inc., Staples, Inc., Target and Wal-Mart, and in Europe include Media Markt, Carrefour and Dixons Stores Group PLC. Logitech also sells through the top online etailers, which include Amazon.com, Buy.com, CDW, Insight, MicroWarehouse, and others.

Through its operating subsidiaries, the Company maintains sales offices or sales representatives in over 20 countries, and throughout the United States.

Principal Markets

The Company operates in one business segment, which is the design, development, production, marketing and support of personal interface devices.

Net sales to unaffiliated customers by geographic region were as follows:

	Year ended March 31,
	2002	2001	2000
	(In thousands)
Europe	$413,348	$334,414	$257,920
North America	389,949	278,935	232,984
Asia Pacific	140,249	122,200	101,192

Net sales	$943,546	$735,549	$592,096

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

Manufacturing

The Company’s manufacturing operations consist principally of final assembly and testing. Logitech’s high-volume manufacturing is located in Suzhou, China. The Suzhou facilities are designed to allow significant production growth as well as flexibility in responding to changing demands for the Company’s products. The Company continues to focus on improving the efficiency at the Suzhou facilities, including the implementation of total quality management and total employee involvement programs.

New product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance and operations management are centralized in Hsinchu, Taiwan. Certain components are manufactured to the Company’s specifications by vendors in Asia, the United States and Europe. Logitech also utilizes contract manufacturers to supplement internal capacity, to reduce volatility in production volumes and to reduce the transit time from final assembly to regional distribution centers. In addition, certain products, including keyboards, some gaming devices and our audio products, are manufactured by third-party suppliers to the Company’s specifications. In such cases, the Company performs final testing and product quality assurance prior to shipment. Retail product localization with local language manuals, packaging, software diskettes and power plugs is performed at distribution centers in the United States, Europe and Asia.

Competition

Our business is characterized by intense competition, a trend of declining average selling prices in the OEM market and performance enhancements and new features of competing retail products. We expect that competition will continue to be intense and may increase from current or future competitors.

We compete primarily with Aiptek, Altec Lansing, Creative Labs, D-Link, Ezonics Corporation, Guillemot Corporation, Interact Multimedia, Kensington/Gravis, KYE/Mouse Systems, Mad Catz, Memorex, Microsoft, Mitsumi, Philips, Plantronics, Primax, Saitek Industries Ltd., Sony, Telex Communications and Xirlink Inc. Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than us.

Our main competitor in the market for pointing devices, PC gaming devices and keyboards is Microsoft who offers products with similar features as Logitech products. Microsoft’s offerings include a complete line of cordless mice and desktops as well as optical mice. We are also experiencing increased competition for cordless mice and desktops from less established brands, in the lower price segments.

Our main competitor in the U.S. for PC video cameras is Xirlink, who sells cameras under the Veo brand. In Europe our main competitors are Philips and Creative Labs.

Competitors in the market for audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the headset, microphone, and telephony markets, competitors include Altec Lansing, Plantronics and Telex Communications. For the personal audio market, the primary competitor is Sony. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing.

See discussion in Item 3.D Risk Factors — “Our market is highly competitive and competition could harm our ability to sell products and could reduce our market share.”

Intellectual Property and Proprietary Rights

We rely on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products and technology.

Logitech holds various United States patents and pending applications, together with corresponding patents and pending applications from other countries. See discussion in Item 3.D Risk Factors—“We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products that compete with our products.”

Governmental Regulation

A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by evolving interpretation and enforcement of China’s laws and regulations. See discussion in Item 3.D Risk Factors—“A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.”

Seasonality

Logitech’s retail sales are seasonal. Our sales are typically highest during our third fiscal quarter, due primarily to the increased demand for our products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Our sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

Materials

Key components used in the manufacture of our products, as well as certain products, are currently purchased from single or limited sources that specialize in such components or products. In particular, the sensor in our optical mice is provided by one supplier, and our cordless keyboards are also single-sourced. See discussion in Item 3.D Risk Factors—“We depend on original design manufacturers and contract manufacturers which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives.”

C.    Organizational Structure

The following is a listing of significant subsidiaries of the Company:

Name	Incorporated in	Ownership Interest
Logitech Inc.	U.S.	100%
Logitech Far East Ltd.	Taiwan	100%*
Suzhou Logitech Electronics Co. Ltd.	China	100%
Logitech Europe S.A.	Switzerland	100%

*	Due to local legal requirements, there are holders of nominal shares apart from the Company.

D.    Property, plants and equipment

Logitech’s U.S. subsidiary has headquarters in Fremont, California in a leased building comprising approximately 116,000 square feet. This facility is also occupied by Logitech’s Americas headquarters, including research and development, product marketing, sales management, technical support and administration. The Company’s Fremont lease expires in March 2006.

The audio business unit is located in 17,822 square feet of leased office space in Vancouver, WA. The Company also leases two warehouse facilities in Vancouver, WA, one at 80,000 square feet and one at 6,000 square feet. The leases for the headquarters and the larger warehouse facility have terms through April 2006. The lease for the smaller warehouse facility is a month-to-month agreement.

Logitech’s Europe headquarters are in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 33,300 square feet and includes research and development, product marketing, sales management, technical support, administration and certain Logitech group activities including finance.

Logitech’s Asia headquarters are in a Company-owned 112,000 square foot facility in Hsinchu, Taiwan, and includes mechanical engineering, new product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance, and administration. The Hsinchu facility also serves as a distribution center for the Company. Logitech’s high volume manufacturing is located in Suzhou, China, comprised of a Company-owned 253,716 square foot building and a building comprised of approximately 91,500 square feet and is subject to a lease due to expire in July 2003.

Logitech has major distribution centers in Union City, California, Nijmegen, the Netherlands and Hsinchu, Taiwan. The Union City facility is 86,500 square feet and is being leased by the Company until September 2003. The Company plans to relocate its Union City distribution center and Vancouver warehouse to Memphis, Tennessee in the first quarter of fiscal 2003. The Company will contract with a warehouse management company who will lease and manage the distribution center for Logitech. The distribution center in Nijmegen is comprised of approximately 7,150 square feet and is subject to a lease due to expire in July 2005.

Logitech’s subsidiary, 3Dconnexion, has leased a 4,600 square foot office in Los Gatos, California through the year 2006. In Seefeld, Germany, 3Dconnexion has leased 12,400 square feet through the year 2010 for its European headquarters, research and development and manufacturing. In addition, 3Dconnexion leases sales offices in Michigan and Texas with leases expiring in fiscal 2003.

Logitech also has sales offices in approximately 25 locations in over 20 different countries. These offices are leased with various expiration dates from 2002 to 2010.

We believe that our current facilities will be adequate for our needs for the foreseeable future.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This annual report to shareholders contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below and in Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

Overview

Logitech International S.A. designs, manufactures and markets personal interface products and supporting software that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs, and keyboards; joysticks, gamepads, and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers.

The Company sells its products through two primary channels, original equipment manufacturers (“OEMs”) and a network of retail distributors and resellers (“retail”). Products sold to OEMs, principally pointing devices, are generally resold to end users bundled with new PCs. Sales to OEMs as a percentage of total net sales can vary significantly and have ranged from 13% to 36% on a quarterly basis over the past three fiscal years.

Logitech was founded in Switzerland in 1981, and in 1988 listed its shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depository Shares (“ADS”), and listed the ADSs on the Nasdaq National Market System. The Company’s operational headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland and Hsinchu, Taiwan through local subsidiaries. In addition, Logitech has its principal manufacturing operations in China, with distribution facilities in the United States, Europe and Asia.

Results of Operations

The following table sets forth certain consolidated financial statement amounts in thousands and as a percentage of net sales for the periods indicated:

	Year ended March 31,
	2002		2001		2000
Net sales	$943,546	100.0%	$735,549	100.0%	$592,096	100.0%
Cost of goods sold	627,998	66.6	502,290	68.3	408,969	69.1

Gross profit	315,548	33.4	233,259	31.7	183,127	30.9
Operating expenses:
Marketing and selling	130,060	13.8	105,140	14.3	79,389	13.4
Research and development	50,531	5.3	36,686	5.0	31,666	5.3
General and administrative	37,739	4.0	33,484	4.6	31,102	5.3
Purchased in-process research and development	—	—	3,275	0.4	—	—

Total operating expenses	218,330	23.1	178,585	24.3	142,157	24.0

Operating income	97,218	10.3	54,674	7.4	40,970	6.9
Interest expense, net	(1,956)	(0.2)	(148)	—	(163)	—
Other income (expense), net	(1,567)	(0.2)	2,628	0.3	(3,252)	(0.6)

Income before income taxes	93,695	9.9	57,154	7.7	37,555	6.3
Provision for income taxes	18,739	2.0	12,086	1.6	7,511	1.2

Net income	$74,956	7.9%	$45,068	6.1%	$30,044	5.1%

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America (“U.S. GAAP”) and in compliance with relevant Swiss law, requires us to utilize accounting policies and make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses. We believe the following accounting policies and estimates are the most critical to our business operations and to understanding our results of operations. They should be read in conjunction with our consolidated financial statements.

Revenue Recognition

Revenues are recognized upon transfer of title and risk of loss, which is generally when products are shipped. Revenues from sales to distributors and authorized resellers are subject to terms allowing certain rights of return, price protection and allowances for customer marketing programs. Accordingly, allowances for estimated future returns, price protection and customer marketing programs are recorded upon revenue recognition. Upon shipment of the product, we record an estimate of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowances. We also record reductions to revenue for the estimated cost of customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives. Significant management judgments and estimates must be used in connection with establishing these allowances in any accounting period. If market conditions were to deteriorate, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Accounts Receivable

We also estimate the uncollectability of our accounts receivable, and we maintain allowances for estimated losses. Management analyzes accounts receivable, historical bad debts, receivable aging, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Reserves

We evaluate our inventory for estimated excess and obsolete amounts as well as declines in marketability based upon technology trends, our plans for the product and assumptions about future demand and market conditions. If in the future there is a sudden and significant decrease in demand for our products or there is a higher risk of excess inventory or obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin could be adversely affected.

Accounting for income taxes

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and establish a valuation allowance for any amounts we believe will not be recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance at March 31, 2002, due to uncertainties related to our ability to utilize some of our deferred tax assets before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Valuation of Long-Lived and Intangible Assets and Goodwill

We review for impairment of long-lived assets, such as investments, property and equipment, and goodwill and other intangible assets, whenever events indicate that the carrying amount might not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	our market capitalization relative to net book value.

When Logitech determines that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

During the first quarter of fiscal 2002, Logitech adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” and as a result, we ceased amortizing goodwill. We had recorded $1 million and $.9 million of amortization during 2001 and 2000, and would have recorded $6 million of amortization during 2002 under the old standard. SFAS No. 142 also requires the Company to perform an annual impairment review of goodwill. Logitech completed this impairment test using the enterprise value method in fiscal 2002 and determined that goodwill and other intangible assets are not impaired.

Recent Developments

Channel Marketing Costs

Effective January 1, 2002, the Company adopted Emerging Issues Task Force (“EITF”) Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, which was issued by the EITF in November 2001. This required the reclassification of certain channel marketing expenses from marketing and selling expenses to a deduction from sales. The reclassifications decreased net sales and marketing and selling expenses by the same amount. The reclassifications did not impact operating income, net income or earnings per share. All prior periods have been reclassified to reflect the adoption of the EITF provisions.

Events Subsequent to Year End

On April 5, 2002, the Company acquired the remaining interest in 3Dconnexion, the provider of Logitech’s 3D controllers, for $7.5 million, payable in July 2003 using Logitech shares. 3Dconnexion’s assets and liabilities have been included in the Company’s consolidated financial statements since acquiring a controlling interest at September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion’s assets, liabilities and results of operations was not material to the Company’s sales, results of operations, financial position or earnings per share in fiscal 2002.

On May 3, 2002, the Company acquired the remaining 64.8% of Spotlife Inc. it did not already own, for approximately $2.5 million in cash. Spotlife’s business was to enhance video communications using the internet infrastructure. This acquisition will be accounted for using the purchase method of accounting. The impact of Spotlife’s assets and liabilities will not be material to the Company’s financial position.

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

Net Sales

Net sales for the year ended March 31, 2002 increased $208 million or 28% to $944 million. The growth was shared across all product categories, but primarily came from the Company’s pointing device products, the audio products associated with the acquisition of Labtec and from the Company’s desktop products (a keyboard and mouse sold together). The Euro’s loss in value compared to the U.S. dollar restrained sales growth for the year. With approximately 52% of the Company’s sales denominated in currencies other than the U.S. dollar, the Company estimates that the impact on net sales of the weakening Euro along with the impact of exchange rate changes in the Japanese Yen and Taiwanese Dollar relative to the U.S. dollar, was approximately $24 million.

Net sales reflect the impact of the Labtec acquisition beginning in fiscal 2002. If the Company had acquired Labtec at the beginning of fiscal 2001 and Labtec sales were included in the results for fiscal year 2001, the sales growth would have been $121 million or 15% for the year ended March 31, 2002.

Retail sales grew by 42% over last year. This growth was shared across all product categories. Retail sales of the Company’s pointing devices, which include mice and trackballs, grew by 22% while unit volumes grew by 24%. Driven by the Company’s new cordless optical wheel mouse, cordless mice were a significant source of this strong growth, with 103% growth in sales and 73% growth in unit volumes. Even with this growth, mice represent 37% of the Company’s total retail sales compared to 38% last year, reflecting the Company’s expanded retail product offerings. Sales of desktop products grew by 45% and unit volumes grew by 64%, with the majority of the growth coming from cordless desktop products. In the PC video camera business, retail sales grew 17% and unit volumes increased by 26% over last year. This growth was driven primarily by our strong performance across all video products. Sales of interactive entertainment products grew by 25% while unit volumes declined by 7%. This unit volume decrease reflects volume decreases in sales of joysticks and gamepads which were offset by the strong sales of the higher value GT Force Steering Wheel for PlayStation® 2. The Company’s newly acquired audio products, including a full range of PC headsets, speakers and headphones, added eleven percentage points of absolute growth to retail sales during the year.

OEM sales declined by 15% compared to last year, principally due to the significant sales of PC video cameras in fiscal 2001 coupled with sluggish sales of new PCs in this fiscal year.

Gross Profit

Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 35% to $316 million, due primarily to significantly higher sales volume.

Gross margin (gross profit as a percentage of net sales) increased from 31.7% to 33.4%. This improvement reflects a shift toward higher margin retail products in the sales mix and improved product margins in several retail categories. In particular, retail product margins for pointing devices, video and entertainment products improved primarily due to manufacturing cost reductions. OEM product margins also increased due to both continued cost reductions and a sales mix of higher margin products.

Operating Expenses

Marketing and Selling

Marketing and selling expenses consist of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expense increased 24% to $130 million. This increase was directly related to the Company’s increased sales performance and marketing initiatives aimed at strengthening the Company’s retail presence. The Company has increased marketing costs in new product areas, particularly internet video cameras and audio products. With the acquisition of Labtec, the Company has incurred product marketing, product and packaging design and advertising costs relating to the audio products. As a percentage of sales, marketing and selling costs slightly decreased from 14.3% to 13.8%.

Research and Development

Research and development expenses consist of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products, the enhancements of existing products and the performance of quality assurance activities. Research and development expenses increased 38% to $51 million. The increase was related to new product development, cost reduction efforts on existing products and increased costs associated with intellectual property used in our products. As a percentage of sales, research and development increased from 5.0% to 5.3%.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expense for the year ended March 31, 2002 increased 13% to $38 million. This increase was primarily due to increased headcount and personnel-related expenses. As a percentage of sales, general and administrative decreased from 4.6% to 4.0%.

Interest Expense, Net

Interest expense for the year ended March 31, 2002 was $2.0 million, compared to $.1 million in 2001. Interest expense increased due to the short-term borrowing and subsequent issuance of the five-year convertible bonds to finance the Labtec acquisition. The Company borrowed $35 million in March 2001 and $55 million in April 2001 to finance the acquisition and repay Labtec obligations and credit lines. This debt was repaid in June 2001 using proceeds from the issuance of a convertible bond.

Other Income (Expense), Net

Other expense was $1.6 million for the year ended March 31, 2002, compared to other income of $2.6 million last year. Other expense this year includes the $1.2 million write-off of an investment and $2.5 million of losses recorded for investments accounted for under the equity method, partially offset by the $1.1 million gain on the sale of shares in Immersion and $.6 million of proceeds from a property loss insurance claim. Other income last year was primarily due to gains of $1.9 million gain from the sale of a building and $1.3 million from the sale of an investment, partially offset by $.7 million of losses recorded for investments accounted for under the equity method.

Provision for Income Taxes

The provision for income taxes consists of income and withholding taxes. The provision for income taxes for the year ended March 31, 2002 was $19 million, representing a 20% effective tax rate, compared to $12 million, representing a 21% effective tax rate in 2001. In 2001, the effective tax rate was impacted by certain non-deductible one time purchased in-process research and development expenses of $3.3 million related to the Labtec acquisition. Excluding the purchased in-process research and development expense, the effective tax rate in 2001 would have been 20%.

Year Ended March 31, 2001 Compared to Year Ended March 31, 2000

Net Sales

Net sales for the year ended March 31, 2001 increased 24% to $735.5 million. This growth was shared across all product categories, but primarily came from the Company’s video and keyboard products, as well as increases from the Company’s corded and cordless mice. With approximately 51% of the Company’s sales denominated in the Euro, the Company estimates that the impact of the weakening Euro, along with the impact of other exchange rate changes, was to reduce net sales by approximately $38 million.

Retail sales grew by 31% over the prior year. This growth was shared across all product categories. In the retail pointing device category, which includes mice and trackballs, sales grew by 13% while unit volumes grew 6%. This growth occurred in both corded and cordless mice, with sales increasing 22% over the prior year. The introduction of a variety of corded optical mice, including some models featuring tactile feedback, helped drive much of this growth. Mice sales represented 38% of the Company’s total retail revenue for both fiscal 2001 and 2000. Keyboard products were a source of strong growth with sales increasing by 55% over last year and unit volume growing 57%. The majority of growth in this category came from the cordless desktop line. In the video camera business, retail sales grew 60% and unit volumes more than doubled. Sales of interactive entertainment products grew 19%, while unit volumes increased 31%. The overall market for PC gaming peripherals was very weak, affecting Logitech sales. While sales of joysticks and steering wheels increased over last year, almost half of the sales growth in the gaming category came from sales of gaming console steering wheels, which were shipped for the launch of the “Gran Turisimo™ 3 A-Spec” racing game for PlayStation® 2. These shipments represented the Company’s initial movement beyond the PC.

OEM sales grew this year by 8% compared to the prior year, while unit volume increased by 3%. This growth was made possible by significant growth in sales of PC video cameras, particularly in the first half of the year. Logitech’s OEM sales declined in the fourth quarter of fiscal 2001 compared to the same quarter of the prior year. Difficult business conditions for the largest PC manufacturers, as well as a reduction in demand for new PC’s, impacted Logitech OEM sales.

Gross Profit

Gross profit increased 27% to $233.3 million for the year ended March 31, 2001 due primarily to significantly higher sales volume. Gross margin (gross profit as a percentage of net sales) increased from 30.9% to 31.7%. The increase was primarily due to operational efficiencies achieved throughout the supply chain, combined with increased higher-margin internet video camera sales to OEM customers. Retail gross margin declined, reflecting a shift in product mix and the impact of pricing actions, as well as the decline in the value of the Euro compared to the U.S. dollar.

Operating Expenses

Marketing and Selling

Marketing and selling expenses for the year ended March 31, 2001 increased 32% to $105.1 million. The increase in sales and marketing expenses was directly related to the Company’s increased sales performance and marketing initiatives aimed at strengthening the Company’s retail presence. As a percentage of sales, marketing and selling costs increased from 13.4% to 14.3%.

Research and Development

Research and development expenses for the year ended March 31, 2001 increased 16% to $36.7 million. As a percentage of sales, research and development costs decreased slightly from 5.3% to 5.0%. Research and development efforts were focused on new product development and cost reductions on existing products.

General and Administrative

General and administrative expenses increased 8% to $33.5 million for the year ended March 31, 2001. This represents 4.6% of net sales, compared to 5.3% in the prior year. The increase in general and administrative expenses primarily reflects higher information systems costs.

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

Interest Expense, Net

Net interest expense was $.1 million for the year ended March 31, 2001, approximately the same as $.2 million for the year ended March 31, 2000.

Other Income (Expense), Net

Other income was $2.6 million for the year ended March 31, 2001, compared to other expense of $3.3 million in fiscal 2000. Other income in fiscal 2001 was primarily due to the $1.9 million gain recognized from the sale of a building and the $1.3 million gain on the sale of shares of Immersion Corporation, partially offset by $.7 million of losses in investments accounted for under the equity method. The other expense in fiscal 2000 was primarily due to losses of $3.6 million in investments accounted for under the equity method, and the $2 million write-off of an investment, which were partially offset by the $1.5 million gain on the sale of the touchpad technology and $.9 million of foreign currency exchange gains.

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

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At March 31, 2002, net working capital was $265.7 million, compared to $116.8 million at March 31, 2001. Cash and cash equivalents totaled $143.1 million, an increase of $99.0 million from March 31, 2001. The increase in cash during fiscal 2002 was primarily due to profitable operations and effective management of inventory and receivables. The Company refinanced borrowings in connection with the Labtec acquisition with the proceeds from its $93 million convertible bond offering.

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

The Company had credit lines with several European and Asian banks totaling $62 million as of March 31, 2002. As is common for business in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of March 31, 2002, $56 million was available under these facilities.

Acquisition of Labtec

In March 2001, the Company completed the acquisition of Labtec, Inc. for $73 million with $47.6 million paid in cash and with the issuance of $25.4 million paid through the issuance of ADSs. In fiscal 2001, the Company borrowed $35 million under a $90 million term loan credit facility to finance part of the cash portion of the acquisition cost. During the first quarter of fiscal 2002, the Company borrowed the remaining term loan balance of $55 million to repay short-term Labtec borrowings of $19 million, long-term Labtec borrowings of $27 million and to pay other obligations relating to the acquisition. In June 2001, the Company sold 1% convertible bonds in a registered offering. Net proceeds of $93 million were used to repay the $90 million bridge loan.

Cash Flow from Operating Activities

The Company’s operating activities provided net cash of $112.6 million for the year compared to $12.0 million, and $32.9 million for the years ended March 31, 2001 and 2000. The Company generated cash from a higher level of sales in fiscal 2002 compared to fiscal 2001. While accounts receivable increased by 18.2% to $171.1 million compared to March 31, 2001, this increase is lower than the 28% increase in net sales for fiscal 2002 reflecting the strong collection efforts throughout the fiscal year. The Company made a concerted effort to reduce inventory levels, net of payables, during fiscal 2002. As a result, the Company invested significantly less cash in inventory this year, as inventory levels decreased significantly from the prior year end.

In fiscal 2001, the Company generated cash from a higher level of sales as compared to the previous year. But this was more than offset by the use of cash in fiscal 2001 for increased inventories and receivables, net of increased payables. The increase in inventory was due principally to anticipated demand for video camera products that did not develop until fiscal 2002.

Cash Flow from Investing Activities

The Company’s investing activities used cash of $24.5 million for the year ended March 31, 2002, compared to $59.1 million and $19.9 million for the years ended March 31, 2001 and 2000. During the year ended March 31, 2002, cash of $6.8 million was used for additional acquisition costs related to the purchase of Labtec and to acquire a non-marketable equity investment. These expenditures were partially offset by cash proceeds of $4.2 million from the sale of available-for-sale securities.

Cash used in the year ended March 31, 2001 included $47.6 million, excluding $5.5 million cash acquired, for the acquisition of Labtec, $5 million for an additional investment in Spotlife, Inc., Logitech’s spin-off focused on enhancing video communications using the Internet infrastructure, and $.6 million for investment in other affiliated companies. In addition, 2001 includes cash proceeds of $3.6 million for the sale of a building in Europe that was no longer being used in the Company’s operations and $1.8 million from the sales of available-for-sales securities.

Cash used in the year ended March 31, 2000 included $4.2 million of investments in affiliated companies, almost half of which was used to form Spotlife.

The amounts invested in all three years for capital expenditures include normal expenditures for tooling costs, machinery and equipment, capital improvements, and other computer equipment. Fiscal year 2000 also included costs related to the Company’s computer systems implementation project, which was completed mid-fiscal 2000.

Cash Flow from Financing Activities

The Company’s financing activities provided cash of $13.2 million for the year ended March 31, 2002. In April 2001, the Company borrowed $55 million under the bridge loan, bringing the total bridge loan for the Labtec acquisition to $90 million. During the first quarter of fiscal 2002, the Company repaid short-term Labtec borrowings of $19 million and long-term Labtec borrowings of $27 million. In June 2001, the Company sold 1% convertible bonds in a registered offering in Switzerland. Net proceeds of $93 million were used to repay the $90 million bridge loan. The Company also realized $16.4 million of proceeds from the sale of registered shares and treasury shares to fulfill employee stock option and stock purchase plan requirements. In August through October 2001, under a previously announced registered share buyback program, the Company repurchased 628,704 Logitech shares for $15.0 million in open market transactions.

Net cash provided by financing activities for the year ended March 31, 2001 was $45.2 million. In March 2001, $35 million was borrowed from banks for the acquisition of Labtec. Also included in fiscal 2001 was $11.0 million of proceeds from the sale of registered shares and treasury shares to fulfill employee stock option and stock purchase plan requirements. This was partially offset by the repurchase of 39,000 Logitech shares for $1.1 million as part of a stock buy-back program in the first quarter.

Net cash used by financing activities for the year ended March 31, 2000 was $5.8 million. This represents an $18.4 million net paydown of short-term debt, partially offset by $12.9 million of proceeds from sales of treasury shares and registered shares pursuant to employee stock purchase and stock option plans.

Contractual Obligations and Commitments

The following summarizes Logitech’s contractual obligations at March 31, 2002, and the effect such obligations have on its liquidity and cash flow in future periods.

		Year ended March 31,
	Total	2003	2004–2005	2006–2007	After
	(in thousands)
Convertible bonds	$101,916	$—	$—	$101,916	$—
Swiss mortgage loan	2,749	—	2,749	—	—
Lines of credit	5,278	5,278
Capital leases	387	240	147	—	—
Operating leases	16,938	5,776	7,119	4,043	—
Fixed purchase commitments-inventory	60,764	60,764	—	—	—
Fixed purchase commitments-capital	3,770	1,770	2,000
Acquisition, payable in common stock	7,500	—	7,500	—	—
Spotlife commitments	5,502	3,568	1,934	—	—

Total contractual obligations	$204,804	$77,396	$21,449	$105,959	$—

The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.40 (US $38.60) per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements. Fixed purchase commitments relate primarily to purchase commitments for inventory and capital expenditures. The inventory commitments are in the normal course of operations and are to original design manufacturers, contract manufacturers and other suppliers. In addition, the Company had guaranteed up to a maximum of $5.3 million of Spotlife’s capital lease obligation. As of March 31, 2002, the outstanding balance of the lease obligation, and therefore the Company’s guarantee, was $1.8 million. In May 2002, the Company acquired Spotlife’s remaining shares and assumed Spotlife’s assets and liabilities. The Spotlife commitments above relate to two capital leases, an operating lease, and several other contractual obligations in the normal course of business.

The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Research and Development

For a discussion of our research and development activities, patents and licenses, please see Item 4.B “Business Overview.”

Trend Information

For a discussion of significant trends in our financial conditions and results of operations, please see Item 5. “Results of Operations” and “Liquidity and Capital Resources.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The directors and executive officers of the Company as of May 1, 2002 are as follows:

Name	Age	Position
Daniel Borel	52	Chairman of the Board
Guerrino De Luca	49	President and Chief Executive Officer, Director
Erh-Hsun Chang	53	Sr. Vice President, Operations and General Manager, Far East
Wolfgang Hausen	59	President and Chief Executive Officer, 3Dconnexion
David Henry	45	Sr. Vice President and General Manager, Control Devices
Ted Hoff	60	Vice President, Interactive Entertainment
Junien Labrousse	44	Sr. Vice President, Video
Kristen Onken	52	Sr. Vice President, Finance, and Chief Financial Officer
Marcel Stolk	35	Sr. Vice President, Worldwide Sales and Marketing
Robert Wick	39	Sr. Vice President, Audio
Pier Carlo Falotti	59	Director
Jean-Louis Gassée	58	Director
Frank Gill (1)	58	Director
Kee-Lock Chua	41	Director
Ron Croen	48	Director
Peter Pfluger	48	Director
Michael Moone (2)	55	Director-Elect

(1)	Mr. Gill will be presented to the shareholders for re-election to the Board of Directors in June 2002.
(2)	Mr. Moone will be presented to the shareholders for election to the Board of Directors in June 2002.

Daniel Borel, a founder of the Company, has been the Chairman of the Board since May 1988. From July 1992 to February 1998, Mr. Borel also served as Chief Executive Officer of the Company. He has held various other executive positions with the Company and its predecessors since their founding. Mr. Borel also serves as a director of Phonak Hearing Systems, S.A., a hearing aid device company and Bank Julius Baer, a Swiss bank. Mr. Borel holds an M.S. degree in Computer Science from Stanford University and a degree in Physics from the Ecole Polytechnique Fédérale, Lausanne, Switzerland.

Guerrino De Luca joined the Company as President and Chief Executive Officer in February 1998, and became a member of the Board of Directors in June 1998. Prior to that time, Mr. De Luca served as Executive Vice President of Worldwide Marketing for Apple Computer, Inc., a personal computer company, from February 1997 to September 1997, and as President of Claris Corporation, a personal computing software vendor, from February 1995 to February 1997. Prior to this, Mr. De Luca held various positions with Apple in the United States and Europe. Mr. De Luca holds a B.S. degree in Electronic Engineering from the University of Rome, Italy.

Erh-Hsun Chang joined the Company as Vice President, General Manager, Far Eastern Area and Worldwide Operations in December 1995. In April 1997, Mr. Chang was named Senior Vice President, General Manager, Far Eastern Area and Worldwide Operations. During 1986 and 1987, Mr. Chang held various other positions with the Company. From January 1994 to December 1995, Mr. Chang was Vice President, Sales and Marketing, Power Supply Division, of Taiwan Liton Electronics Ltd., and from December 1991 to January 1994, Mr. Chang was Vice President, Manufacturing Consulting at KPMG Peat Marwick. Mr. Chang holds a B.S. degree in Civil Engineering from Chung Yuang University, Taiwan, an M.B.A. from the University of Dallas, and an M.S. in Industrial Engineering from Texas A&M University.

Wolfgang Hausen has been President and Chief Executive Officer of 3Dconnexion since June 2001. From 1997 to 2001, Mr. Hausen served as Senior Vice President and General Manager, Control Devices Business Division of the Company. From May 1994 to July 1997, Mr. Hausen served as President and Chief Executive Officer of Cardinal Technologies, Inc., a PC multimedia and modem company. From March 1989 to December 1993, Mr. Hausen was Vice President and General Manager of Quantum Corporation, a global supplier of storage products. Mr. Hausen holds an M.S.E.E. from the Technical University of Darmstadt, Germany and an M.B.A. from Santa Clara University, California.

David Henry joined the company as Senior Vice President and General Manager, Control Devices Business Division of the Company in August 2001. Prior to that time, Mr. Henry served as Vice President of Product Management and Business Development of Xigo Inc. from January 2000. From October 1997 to January 2000, Mr. Henry was Vice President and General Manager of Magnetic Products with Iomega. Mr. Henry holds a B.S.M.E. from Union College of Schenectady, New York.

Ted Hoff joined the Company as Vice President, Interactive Entertainment in June 2000. From October 1999 through May 2000, Mr. Hoff was Executive Vice President and Chief Operating Officer of Tranz-Send Broadcasting Network, Inc. Before joining Tranz-Send, Mr. Hoff served as Executive Vice President of Sales and Marketing for RQ Interactive and currently serves on its Board of Directors. From April 1996 to August 1998, Mr. Hoff served as Executive Vice President of Sega of America. Previously, Mr. Hoff held senior executive positions with Atari Corporation, Time Warner and Twentieth Century Fox. Mr. Hoff holds a B.S. degree in Marketing from the University of San Francisco.

Junien Labrousse joined the Company as Vice President, Video Division in 1997. He was named Senior Vice President, Video Division in April, 2001. Prior to joining Logitech, he was Vice President of Engineering from 1995 at Winnov LP, a company engaged in the development and marketing of multimedia products. For over 10 years he held several engineering and management positions at Philips Electronics, NV in research and in the semiconductor business division. Mr. Labrousse holds a M.S.E.E. degree from the Ecole Superieure d’Ingenieurs de Marseille, France and an M.B.A. from Santa Clara University, California.

Kristen Onken joined the Company as Senior Vice President, Finance, and Chief Financial Officer in February 1999. From September 1996 to February 1999, Ms. Onken served as Vice President of Finance at Fujitsu PC Corporation. From 1991 to September 1996, Ms. Onken was employed by Sun Microsystems, Inc. first as Controller of the Southwest Area; then from 1992 to 1996 she served as Director of Finance, Sun Professional Services. Ms. Onken holds a B.S. degree from Southern Illinois University and an M.B.A. in Finance from the University of Chicago, Illinois.

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

Robert Wick joined Logitech with the acquisition of Labtec Inc. as Senior Vice President of the Audio division in March 2001, and became Senior Vice President in April 2001. Prior to joining Logitech, Mr. Wick was President of Labtec Inc. since December 1998, and assumed the CEO position in August 1999. Prior to joining Labtec, Mr. Wick spent eight years at Weiser Lock, a division of Masco Corporation, in various management positions including Vice President of Finance and Logistics. Mr. Wick holds a B.S. degree in Accounting from the University of Arizona and is a Certified Public Accountant. Mr. Wick also serves on the Board of Directors of JTECH Communications, a manufacturer of on-premises paging systems for the hospitality and other service-oriented industries.

Pier Carlo Falotti joined the board in June 1996. He currently serves as a Management Consultant. Mr. Falotti served as Executive Vice President, Operations Europe for Oracle Corporation, from 1996 to 2000. From 1994 to 1996, Mr. Falotti was the Executive VP of International Operations for AT&T, where he also served as President and CEO for Europe, the Middle East and Africa. From 1992 to 1994, Mr. Falotti served as President and CEO of the ASK Group. From 1969 to 1992, Mr. Falotti was with Digital Equipment Corporation, serving as President and CEO of Digital Europe, Middle East and Africa from 1983. Mr. Falotti holds a degree in Electrical Engineering from the Institute Avogadro, Torino, Italy.

Jean-Louis Gassée has been a director since June 1993. In January 2002, Mr. Gassée joined Computer Access Technology Corporation as President and CEO. He has served as a member of the Board of Directors since September 2000. From October 1990 until December 2001, Mr. Gassée served as Chief Executive Officer of Be Inc. Before founding Be, Mr. Gassée held various executive positions with Apple Computer, Inc. during the period December 1980 to September 1990, including President of the Apple Products Division. He currently serves on the boards of Be Inc., Electronics For Imaging Inc. and 3Com Corporation. Mr. Gassée holds an M.S. degree from the Université de Paris.

Frank Gill has been a director since June 1999. Mr. Gill served in a variety of positions in sales and marketing, product development and manufacturing operations at Intel Corporation from 1975 until his retirement in June 1998, including Executive Vice President in 1996, General Manager of the Internet and Communications Group from 1995 and from 1990 through 1994, General Manager of Intel’s Systems Group. He currently serves on the Boards of Tektronix Inc., Inktomi Corporation, Niku Corporation, ITXC Corporation and Pixelworks Inc. Mr. Gill holds a B.S. degree in Electrical Engineering from the University of California, Davis.

Kee-Lock Chua has been a director since June 2000. Mr. Chua joined NatSteel Ltd. as Deputy President in June 2001. From October 2000 until June 2001, Mr. Chua was the president and C.E.O. of Intraco. Prior to joining Intraco, Mr. Chua was the president of MediaRing.com. Mr. Chua was appointed as a Director of MediaRing.com in October 1997. Prior to joining MediaRing.com, Mr. Chua was employed by NatSteel Ltd., most recently as Executive Vice President, responsible for the commercial group, production planning, strategic planning and several overseas operations. Mr. Chua was also a director of NatSteel Electronics Ltd. and NatSteel Broadway Ltd.; both of which companies are involved in contract manufacturing and are listed in the Singapore Stock Exchange. Prior to joining NatSteel Ltd., Mr. Chua worked for Transpac Capital, where he served as Vice President, in charge of direct investments into companies in the United States. Mr. Chua holds a B.S. degree in Mechanical Engineering from the University of Wisconsin, and an M.S. degree from Stanford University.

Ronald Croen has been a director since June 2001. Mr. Croen, a co-founder of Nuance Communications Inc., has served as the President of Nuance since July 1994, as its Chief Executive Officer since October 1995 and as one its directors since October 1995. From 1993 to 1994, Mr. Croen served as a consultant to SRI International. From 1989 to 1993, Mr. Croen was an independent management consultant in Paris, France. Prior to this, Mr. Croen served in various positions at The Ultimate Corp., including Managing Director of European Operations and Vice President and General Counsel. Mr. Croen holds a J.D. degree from the University of Pennsylvania Law School and a B.A. from Tufts University.

Peter Pfluger has been a director since June 2001. From April 2000 to April 2002, Mr. Pfluger served as Chief Executive Officer and Head of the Group Executive Management of the Phonak Group. He also served as Chief Operating Officer of Phonak from 1997 to 2000. Before joining Phonak, Mr. Pfluger was Managing Director of Centre Suisse d’Electronique et de Microtechnique, Neuchatel. Before joining the Centre Suisse, he was involved in various research activities, most notably IBM Research Laboratory in San Jose, California. Mr. Pfluger has a Master degree from the Swiss Federal Institute of Technology and a Ph.D. in Natural Science from Basle University. Mr. Pfluger is active within the Commission for Technology and Innovation (CTI) of the Swiss Ministry of Public Economy.

Michael J. Moone is being presented to the shareholders for election to the Board of Directors in June 2002. Since March 2002, Mr. Moone has served as the President, Chief Executive Officer and a member of the Board of Directors of Alloptic, Inc. In addition, since February 2002, Mr. Moone has served as Vice Chairman of Pico Communications. From January 2001 until January 2002, Mr. Moone served as Chief Operating Officer of Harmonic Inc. From January 2000 to January 2001, Mr. Moone was Group Vice President and General Manager of the Consumer Line of Business at Cisco Systems, Inc. From March 1999, Mr. Moone served as President, Chief Executive Officer and a member of the Board of Directors of V-Bits Inc., until its acquisition by Cisco Systems in December 1999. From June 1996 until October 1998, Mr. Moone served as President, Chief Executive Officer and member of the Board of Director of Faroudja Laboratories, Inc. Prior to this time, Mr. Moone held various executive management positions at HealthRider, Merchantec, Atari and Milton Bradley. Mr. Moone holds a B.A. degree from Xavier University.

There are no family relationships among any of our directors or executive officers.

Indemnification of Officers and Directors

The Company has entered into agreements to indemnify its directors and officers. Certain of these agreements are between the respective officer or director and Logitech International S.A., and cover claims brought under U.S. laws to the fullest extent permitted by Swiss law. In addition, the Company’s U.S. subsidiary, Logitech Inc., has entered into separate indemnification agreements with the Company’s executive officers and directors. The agreements with Logitech Inc. are broader in certain respects than those entered into with Logitech International S.A. These agreements, among other things, indemnify directors and officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person’s services as a director or officer of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company as to which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

B.    Compensation of Executive Officers and Directors

Non-employee directors received an aggregate cash compensation in the fiscal year ended March 31, 2002 of $99,264. Each non-employee director receives options for 20,000 of the Company’s registered shares on their appointment and 10,000 shares upon their re-appointment to the Board of Directors. These options become exercisable over 3 years in equal annual increments. In addition, non-employee directors are paid an annual retainer of $20,000, and receive $1,500 for each board or committee meeting attended. All directors are reimbursed for expenses in connection with attendance at Board and Committee meetings.

Directors who are also employees of the Company do not receive any compensation for their service on the Board of Directors.

The following table sets forth the compensation we paid to non-employee directors and executive officers in all capacities for the year ended March 31, 2002.

	Annual Compensation		Options Granted	Exercise Price	Expiration Year	Other Compensation (1)
Name of Group	Salary	Bonus
All non-employee directors as a group (6 individuals)	$99,264	$—	40,000	$32.18 to $33.70	2011	$—
All executive officers as a group (10 individuals) (2)	$2,450,300	$1,030,432	670,000	$19.22 to $31.60	2011–2012	$144,718

(1)	Amounts shown represent relocation costs, matching contributions under the Company’s 401K plan and the Company’s contributions under its foreign pension plan.
(2)	Includes the compensation of Mr. David Henry for a partial year.

Logitech’s General Compensation Policy

Logitech has designed its compensation programs to attract, develop, retain and motivate the high caliber of executives, managers and staff that is critical to the long-term success of its business. The Company’s compensation package is composed of a base salary that is competitive to comparable companies in the industry and region, quarterly and annual cash incentive awards that are based on company performance, and long-term incentive awards that are comprised of stock options.

Employment Agreements and Change in Control Arrangements

Our executive officers generally have a Change of Control Severance Agreements with Logitech. Under the terms of these agreements, if the executive officer’s employment is involuntarily terminated or the employee is demoted within twelve months (eighteen months for one individual) after a change in control of Logitech, the executive would receive his or her base salary, annual and quarterly bonuses, and payment of health benefits for up to a year following the termination, as well as 100% vesting of all unvested stock options. In the case of a demotion, the executive officer would be required to remain employed for a period of time (generally 12 months) in order to receive these benefits.

C.    Board Practices

As a Company whose shares are traded both on the Swiss Stock Exchanges and on the NASDAQ National Market, Logitech’s commitment to corporate governance practices is guided by the legal and regulatory requirements of both Switzerland and the United States. In addition, Logitech’s internal guidelines regarding corporate governance are provided in the Company’s Articles of Incorporation, Organizational Regulations, and Board Committee Charters. The current role of the Board and its Committees is outlined in the following pages. The Company also relies on its business ethics and conflict of interest policies as well as its outside auditors and outside legal counsel to contribute to its overall corporate governance.

Role of the Board of Directors

The Board of Directors is elected by the shareholders and holds the ultimate decision making authority of the Company, except for those matters reserved by law or by the Company’s Articles of Incorporation to its shareholders. Decisions are taken by the Board as a whole.

The Company’s Articles of Incorporation set the minimum number of directors at three. The Company has eight directors as of May 1, 2002. Directors are elected by the shareholders at a shareholders meeting for a term of three years. The Board has appointed executive officers to manage the day-to-day activities of the Company.

The Functioning of the Board

Logitech’s Board of Directors is responsible for supervising the management of the business and affairs of the Company. In particular, the primary functions of the Board are:

•	setting strategic direction of the Company;

•	overseeing the Company’s financial accounting, controls, planning and reporting;

•	reviewing the performance of the Chief Executive Officer and other executive officers of the Company; and

•	ensuring that the Company remains in compliance with applicable laws, the Articles or Incorporation and guidance from the Board.

The agenda for Board meetings is set by the Chairman and the Chief Executive Officer. Any member of the Board may request that a meeting of the Board be convened. The Directors receive materials in advance of Board meetings allowing them to prepare for the handling of the items on the agenda. The Chairman and Chief Executive Officer recommends members of senior management who, at the invitation of the Board, attend Board meetings to report on areas of the business within their responsibility, thereby ensuring that the Board has sufficient information to make appropriate decisions.

During fiscal 2002, the Board met four times. All of our directors attended all of the regularly scheduled and special meetings of the Board and Board Committees on which they served in 2002. The following table sets forth certain information concerning our Board of Directors:

Name	Position	Year First Appointed	Year Current Term Expires
Daniel Borel	Chairman of the Board	1988	Annual General Meeting 2004
Guerrino De Luca	President and Chief Executive Officer, Director	1998	Annual General Meeting 2004
Pier Carlo Falotti (3)	Director	1996	Annual General Meeting 2002
Jean-Louis Gassée (2)	Director	1993	Annual General Meeting 2002
Frank Gill (1) (2) (3)	Director	1999	Annual General Meeting 2002
Kee-Lock Chua (3)	Director	2000	Annual General Meeting 2003
Ron Croen (2)	Director	2001	Annual General Meeting 2004
Peter Pfluger (3)	Director	2001	Annual General Meeting 2004
Michael Moone	Director-Elect	(1)

(1)	Mr.Gill and Mr. Moone are being presented for election to the Board of Directors in June 2002.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.

Board Committees

The Board has standing Audit and Compensation Committees to assist the Board in carrying out its duties. Each of these committees has a written charter approved by the Board. The meeting agendas of the Board Committees are determined by their chairs. The Board Committee members receive materials in advance of Committee meetings allowing them to prepare for the handling of the items on the agenda.

Audit Committee

The Audit Committee assists the Board in monitoring the Company’s financial accounting, controls, planning and reporting. Among its duties, the Audit Committee:

•	reviews the adequacy of the Company’s internal controls;

•
reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

•	reviews, before release, the quarterly results and interim financial data; and

•	reviews, before release, the audited financial statements and Operating And Financial Review And Prospects contained in the Company’s Annual Report on Form 20-F.

In fiscal 2002, the Audit Committee was composed of Pier Carlo Falotti, Kee-Lock Chua, Peter Pfluger, and Frank Gill. The Board has determined that each member of the audit committee meets the independence requirements of the Nasdaq National Market listing standards. The Audit Committee met five times in fiscal 2002.

Compensation Committee

The Compensation Committee reviews and recommends to the Board for approval the compensation of Company executives. In fiscal 2002, the Compensation Committee consisted of Jean-Louis Gassée, Ronald Croen and Frank Gill. The Committee met once during the year and each month considers for approval option grants to Company employees by written consent.

In addition, a committee of the Board exists to determine the compensation of the members of the Board. This committee consists of the Chairman of the Board and one additional Board member.

D.    Employees

We employed the following numbers of employees:

Category	As of March 31,
	2002	2001	2000
Research and development	391	306	240
Manufacturing and distribution	3,189	3,741	3,460
Marketing, sales and support	437	375	320
Administration	387	372	330

Total	4,404	4,794	4,350

Of the total number of employees, as of March 31, 2002, 577 were in North America, 342 were in Europe and 3,485 were in Asia. The 2001 figure above included 139 employees added by the Labtec acquisition.

None of the Company’s U.S. employees is represented by a labor union or subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights which include requirements similar to collective bargaining agreements. The Company believes that its employee relations are good.

E.    Share and Option Ownership

The following table presents information regarding the share and option ownership of our registered shares, including shares represented by American Depositary Receipts, as of May 1, 2002 by our non-employee directors and executive officers as a group:

Name	Shares Owned	% of Outstanding (1)	Options Held (2)	Exercise Price per share	Expiration Year
All non-employee directors as a group (6 individuals)	10,300	0.02%	220,000	$4.04 to $33.70	2006–2011
All executive officers as a group (10 individuals) (3)	3,291,326	6.90%	2,558,017	$2.35 to $34.00	2008–2012

(1)	Percentage ownership is calculated based on 47,901,655 registered shares outstanding as of May 1, 2002.
(2)
Options for shares were granted under stock option plans to purchase registered shares, including shares represented by ADSs. Exercise prices per registered share are generally equal to the fair market value of registered shares on the date of grant. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

(3)	Includes 127,000 registered shares registered in the name of Sylviane Borel (Mr. Borel’s wife). Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife.

Stock Compensation Plans

Logitech believes equity compensation is an important part of attracting and retaining high-calibre employees and to align the interests of management and the directors of the Company with the interests of the shareholders. Accordingly, Logitech maintains stock purchase and stock option plans for its employees.

Under the 1996 Employee Share Purchase Plan, eligible employees may purchase registered shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in these plans, purchase agreements are automatically exercised at the end of each offering period.

Under the 1988 Stock Option Plan, options to purchase registered shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the registered shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered this plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years. Further grants may not be made under this plan.

Under the 1996 Stock Option Plan, options for registered shares may be granted to employees at exercise prices of not less than 100% of the fair market value of the registered shares on the date of grant. A total of 12,000,000 registered shares may be issued under this plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

The Company also maintains one other option plan, for a small number of Asian executives, under which options were granted at exercise prices discounted from fair market value of the registered shares on the date of grant. No further stock options may be granted under this plan.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company’s registered shares, including shares represented by ADSs, as of May 1, 2002 by each shareholder known by the Company to be the beneficial owner of more than five percent of the Company’s registered shares. To the knowledge of the Company, it is not directly or indirectly owned or controlled by any corporation or by any foreign government. The Company is unaware of any arrangement which it anticipates will result in a change in its control.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage(2)
Daniel Borel (3)	3,264,500	6.8%
Fidelity Management Trust Corporation	3,609,505	7.5%

(1)
Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Registered shares subject to options that are currently exercisable or exercisable within 60 days after May 1, 2002 are deemed to be issued and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.

(2)	Percentage ownership is calculated based on 47,901,655 registered shares outstanding as of May 1, 2002.
(3)	Includes 127,000 registered shares registered in the name of Sylviane Borel (Mr. Borel’s wife). Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife.

As of May 1, 2002, according to the records of the Bank of New York, approximately 1,984,827 ADSs were outstanding in the United States. At that date, the number of individual ADS holders of record with the Bank of New York was approximately 2,800.

B.	Related Party Transactions

In fiscal 2000, the Company made an investment in a privately held technology company. Certain executive officers of the Company also purchased stock of the private issuer from the Company. At the time of these transactions, the Company loaned executive officers a total principal amount of $317,500 for the purchase of this stock at interest rates determined by reference to the applicable federal rate of interest. The maximum amount outstanding on these loans during the fiscal year was $335,900, including interest. The executive officers repaid the loans in full in May 2002. Special bonuses totaling $303,200 were paid to certain of the executive officers, and used by them to repay these loans in full.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-25 of our Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of our revenues from customers located in the United States and outside of the United States, please see Item 5 “Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

From time to time, Logitech becomes involved in claims and legal proceedings that arise in the ordinary course of its business. We are currently subject to several such claims and legal proceedings. We believe that all of these pending lawsuits are without merit and intend to defend against them vigorously. See discussion in Item 3.D Risk Factors—“Pending lawsuits could adversely impact us.”

Dividends

Under Swiss law, a corporation pays dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation’s board of directors. Although we have paid dividends in the past, our board of directors announced in 1997 its intention not to recommend to shareholders any payment of cash dividends in the future in order to retain any future earnings for use in the operation and expansion of our business.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

On March 27, 1997, the Company consummated a public offering in the U.S. of 400,000 registered shares, represented by 4,000,000 ADSs. On April 25, 1997, the Company sold an additional 60,000 registered shares, represented by 600,000 ADSs, pursuant to an option granted to the underwriters in the offering to cover over-allotments. Each ADS represented one-tenth of one registered share.

In July 2000, Logitech completed a two-for-one stock split. The stock split did not alter the ADS to share ratio. In June 2001, the Company’s shareholders approved a ten-for-one stock split that was effected on August 2, 2001. The stock split related only to shares traded on the Swiss Exchange. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share. All references to share and per share data for all periods presented have been adjusted to give effect to both the two-for-one and the ten-for-one stock split.

On June 8, 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds 2001-2006, which mature in five years. The Company registered the convertible bonds for resale with the Swiss Stock Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.4 (US $38.60) per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements.

Market Price Information

Registered Shares.    The Company’s registered shares are listed and principally traded on the Swiss Exchange, where prices are expressed in Swiss francs. The table below presents, for the registered shares on the Swiss Exchange (i) the annual high and low market prices for the five most recent full financial years, (ii) the high and low market prices for each full financial quarter for the two most recent full years and any subsequent period, and (iii) the high and low market prices for each month for the most recent six months. For each of the periods indicated, the information presented is based on (i) the high and low closing sales prices quoted in Swiss francs for the registered shares on the Swiss Exchange, and (ii) the U.S. dollar equivalent based on the Noon Buying Rate on the last trading day of the periods presented. The “Noon Buying Rate” is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Price per Registered Share
	High	Low	High	Low
	CHF	CHF	$	$
Annual Highs and Lows
Fiscal 1998	14.40	10.28	9.95	6.75
Fiscal 1999	12.00	5.58	7.92	4.06
Fiscal 2000	62.50	9.40	37.58	6.04
Fiscal 2001	62.40	33.20	36.14	20.49
Fiscal 2002	79.70	29.00	47.38	18.29

Quarterly Highs and Lows
Fiscal 2001:
First quarter	60.00	42.45	36.77	26.02
Second quarter	62.40	45.00	36.14	26.06
Third quarter	56.90	33.20	35.12	20.49
Fourth quarter	53.00	35.70	30.53	20.57
Fiscal 2002:
First quarter	57.60	37.10	32.06	21.89
Second quarter	58.00	29.00	32.22	18.29
Third quarter	63.50	29.80	38.29	18.44
Fourth quarter	79.70	58.50	47.38	35.31

Monthly Highs and Lows
November 2001	60.00	47.90	36.07	29.49
December 2001	63.50	56.60	38.29	34.21
January 2002	71.85	58.50	42.20	35.21
February 2002	74.00	68.85	43.58	40.29
March 2002	79.70	69.00	47.38	40.71
April 2002	79.70	69.05	47.99	41.43

American Depositary Shares.    The ADSs are traded on the Nasdaq National Market. The table below presents, for ADSs on the Nasdaq National Market (i) the annual high and low market prices for the five most recent full finiancial years, (ii) the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period, and (iii) the high and low market prices for each month for the most recent six months.

	High	Low
Annual Highs and Lows
Fiscal 1998	$9.50	$7.00
Fiscal 1999	$7.88	$4.25
Fiscal 2000	$37.50	$6.13
Fiscal 2001	$38.25	$18.75
Fiscal 2002	$48.25	$18.12

Quarterly Highs and Lows
Fiscal 2001:
First quarter	$36.50	$25.38
Second quarter	$38.25	$26.00
Third quarter	$32.13	$18.75
Fourth quarter	$32.06	$20.63
Fiscal 2002:
First quarter	$32.25	$21.38
Second quarter	$32.37	$18.12
Third quarter	$39.19	$19.40
Fourth quarter	$48.25	$35.00

Monthly Highs and Lows
November 2001	$36.95	$29.38
December 2001	$39.19	$34.00
January 2002	$42.00	$35.00
February 2002	$43.55	$39.54
March 2002	$48.25	$40.70
April 2002	$48.75	$41.35

B.	Plan of Distribution

Not applicable.

C.	Markets on which our Shares Trade

Logitech Registered Shares and Convertible Bonds.

The principal trading market for our registered shares and our convertible bonds is the Swiss Exchange, on which our registered shares have been traded since 1988 under the symbol “LOGN”. As of May 1, 2002, there were 47,901,655 registered shares issued and outstanding (less 2,003,278 shares held as treasury stock) held by 4,640 holders of record.

Trading Practices and Procedures on the Swiss Exchange

The Swiss Exchange is a private organization comprised of 104 members as of January 31, 2002. There are approximately 260 Swiss companies and 149 foreign companies listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

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

Logitech American Depositary Shares

The Logitech ADSs, each representing one registered share, have since March 27, 1997 been listed on the Nasdaq National Market under the symbol “LOGI”. The Bank of New York serves as depositary with respect to the Logitech ADSs traded on that market.

D.	Selling Shareholder

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Set out below is certain information concerning the Company’s share capital and a brief summary of the material provisions of the Company’s articles of incorporation and the Swiss Code of Obligations, all as currently in effect. For a further discussion, we incorporate by reference the “Description of Logitech Shares” and the “Description of Logitech American Depositary Shares” included in our Registration Statement on Form F-4/A filed with the United States Securities Commission on March 13, 2001. The description is a summary, which does not purport to be complete, and is qualified in its entirety by reference to the articles of incorporation and Swiss law.

Purpose of the Company

Article 2 of the Company’s articles of association establishes that the principal object of the Company is the coordination of the activity of its Swiss and foreign subsidiaries.

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

In March 2001, we entered into an agreement to acquire Labtec Inc., a publicly traded Vancouver, Washington-based provider of PC speakers, headsets and microphones. Under the terms of the merger agreement, Logitech purchased all outstanding shares of Labtec for $73 million in cash and stock, plus $3.3 million of transaction costs.

In May 2001, we completed a CHF 170 million bond offering (approximately U.S. $100 million). The terms of the convertible offering have been fixed at a coupon rate of 1% per annum and an initial conversion price of CHF 624. The redemption price at maturity in the event of a non-conversion has been set at 105%.

There are no other material contracts entered into other than in the ordinary course of business.

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

There are no legislative or other legal provisions currently in effect in Switzerland or arising under the Articles of Incorporation of the Company restricting the export or import of capital, including but not limited to, the availability of cash and cash equivalents for or by the Company’s group, or that affect the remittance of dividends, interest or other payments to nonresident holders of securities of the Company. Cash dividends payable in Swiss francs on shares and ADSs may be officially transferred from Switzerland and converted into any other convertible currency. There are no limitations imposed by Swiss laws or the Company’s Articles on the right of non-Swiss residents to hold or vote the shares or ADSs.

E.	Taxation

The following is a summary of certain Swiss tax matters that may be relevant with respect to the acquisition, ownership and disposition of registered shares or ADSs (which are evidenced by ADRs).

This summary addresses laws in Switzerland as in effect on the date hereof, as well as the 1997 Convention (entered into force on December 1997) between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “Treaty”), both of which are subject to change (or changes in interpretation), possibly with retroactive effect.

For purposes of the Treaty and the Internal Revenue Code of 1986, as amended (the “Code”), United States Holders of ADSs are treated as the owners of the registered shares corresponding to such ADSs. Accordingly, the Swiss tax consequences discussed below also generally apply to United States holders of registered shares.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Whenever a reference is made in this Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. We file annual and special reports and other information with the SEC. You may read and copy all or any portion of this Form 20-F and any other document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Such material may also be obtained at the Internet site the SEC maintains at www.sec.gov.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

Currently, the Company’s primary exposures relate to non-U.S. dollar denominated sales in Europe and Asia and non-U.S. dollar denominated operating expenses, inventory costs and long term debt in Europe and Asia. The principal currencies creating foreign exchange rate risk for the Company are the Euro, Taiwan Dollar, Swiss Franc and Japanese Yen.

For the year ended March 31, 2002, approximately 52% of the Company’s sales were denominated in non-U.S. currencies. With the exception of its manufacturing subsidiaries in China, which use the U.S. dollar as their functional currency, the Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive income in shareholders’ equity.

The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by its foreign subsidiaries, net income for the year ended March 2002 would have been adversely impacted by approximately $17.6 million.

On June 8, 2001 the Company sold CHF 170 million (US $95.6 million) Swiss Franc denominated 1% Convertible Bonds which mature in five years. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss Franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. At March 31, 2002, the carrying amount of the convertible bonds was US $101.9 million, which reflects the exchange rate fluctuation of $5.5 million during fiscal 2002 and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss Franc, the increase in the cumulative translation adjustment component of shareholders’ equity would have been $9.2 million. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, a decrease of approximately $11.2 million would have occurred in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. At March 31, 2002, the notional amount of forward foreign exchange contracts outstanding was $7 million. These forward contracts generally mature within three months. As of March 31, 2002, unrealized gains on the fair value of outstanding foreign exchange hedging contracts were $0.1 million. If there is a 10% increase in the rate at which a foreign currency is exchanged for U.S. dollars, an approximate $.4 million unrealized loss in the Company’s forward foreign exchange contract portfolio would have occurred. If there were a 10% decrease in the foreign currency exchange rate for U.S. dollars, an unrealized gain of approximately $.8 million in the Company’s forward foreign exchange contract portfolio would have occurred.

Interest Rates

The Company’s long-term debt is fixed rate. A change in market interest rates, therefore, has no impact on interest expense or cash flows.

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse or favorable change in interest rates from the fiscal 2002 and 2001 year end rates would not have a material adverse effect on the Company’s results of operations, cash flows or financial condition for the next year.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 5, 2000, a two-for-one stock split became effective resulting in one additional ADS being issued to ADS holders for each ADS held by ADS holders of record. Each ADS represents one-tenth of a registered share.

In August 2001, the Company completed a ten-for-one stock split for shares traded on the Swiss Exchange. ADSs traded on NASDAQ were not affected. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share.

ITEM 15.	[RESERVED]

ITEM 16.	[RESERVED]

Part III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-23.

ITEM 19.	EXHIBITS

a.	Financial Statements
Report of Independent Accountants
Consolidated balance sheets at March 31, 2002 and 2001
Consolidated statements of income for the years ended March 31, 2002, 2001 and 2000
Consolidated statements of cash flows for the years ended March 31, 2002, 2001 and 2000
Consolidated statements of changes in shareholders’ equity for the years ended March 31, 2002, 2001 and 2000
Notes to consolidated financial statements
Quarterly Summary
Schedule II—Valuation and qualifying accounts

b.	Exhibits

Exhibit Number	Description of Document

2.1
Agreement and Plan of Merger, dated February 7, 2001, by and among Logitech International S.A., Logitech Inc., Thunder Acquisition Corp., and Labtec Inc. (incorporated by reference to Exhibit 2.1 to Logitech International S.A.’s Report on form 6-K filed on February 16, 2001)

3.1	Articles of Incorporation of Logitech International S.A. (incorporated herein by reference to exhibit 3.1 to Logitech International S.A.’s Report on form F-4 filed on February 23, 2001)

3.2	Organizational Regulations of Logitech International S.A. (incorporated herein by reference to exhibit 3.2 to Logitech International S.A.’s Report on form F-4 filed on February 23, 2001)

4.1
Deposit Agreement, dated as of March 27, 1997, among Logitech International S.A., The Bank of New York as Depositary, and holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to exhibit 4.1 to Logitech International S.A.’s Report on form F-4 filed on February 23, 2001)

4.2
Amendment No. 1 to Deposit Agreement, dated July 5, 2000, among Logitech International S.A., The Bank of New York as Depositary and the holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to exhibit 4.2 to Logitech International S.A.’s Report on form F-4 filed on February 23, 2001)

10.1
1996 Employee Share Purchase Plan (incorporated herein by reference to exhibit included in the Registrant’s registration Statement on Form F-1 declared effective by Securities and Exchange Commission on March 19, 1997.)

10.2
1988 Stock Option Plan, including the U.S. Sub-Plan and the Swiss Sub-Plan (incorporated herein by reference to exhibit included in the Registrant’s registration Statement on Form F-1 declared effective by Securities and Exchange Commission on March 19, 1997.)

10.3	1996 Stock Plan (incorporated herein by reference to exhibit 4.2 to Logitech International S.A.’s Report on form S-8 filed on November 10, 1998)

10.8
Form of Indemnification Agreement with Logitech International S.A. (incorporated herein by reference to exhibit included in the Registrant’s registration Statement on Form F-1 declared effective by Securities and Exchange Commission on March 19, 1997.)

10.9
Form of Indemnification Agreement with Logitech Inc. (incorporated herein by reference to exhibit included in the Registrant’s registration Statement on Form F-1 declared effective by Securities and Exchange Commission on March 19, 1997.)

10.10
Credit Agreement dated March 2001, by and between Logitech International S.A. and Credit Suisse (incorporated herein by reference to exhibit 10.2 to Logitech International S.A.’s Report on form F-4/A filed on March 13, 2001)

21.1	List of Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers SA, Independent Accountants.

99.1
Bond Purchase, Paying and Conversion Agency Agreement, dated as of June, 1, 2001 by and among Logitech (Jersey) Limited, Logitech International S.A., Credit Suisse First Boston and Banque Cantonale Vaudoise (incorporated herein by reference to exhibit included in the Registrant’s Report on Form 6-K filed on August 14, 2001).

99.2
Deposit Agreement, dated as of June 1, 2001 by and among Logitech (Jersey) Limited, Logitech International S.A. and Credit Suisse (incorporated herein by reference to exhibit included in the Registrant’s Report on Form 6-K filed on August 14, 2001).

99.3	Guarantee, dated as of June 8, 2001 by Logitech International S.A. (incorporated herein by reference to exhibit included in the Registrant’s Report on Form 6-K filed on August 14, 2001).

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf.

Logitech International S.A.

By: /s/ Guerrino De Luca
_______________________________________
Guerrino De Luca
President and Chief Executive Officer

By: /s/ Kristen M. Onken
_______________________________________
Kristen M. Onken
Chief Financial Officer,
Chief Accounting Officer,
and U.S. Representative
June 11, 2002

LOGITECH INTERNATIONAL S.A.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Logitech International S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed at Item 19 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers SA

M. Foley        C. Pointet
Lausanne, Switzerland
April 19, 2002

LOGITECH INTERNATIONAL S.A.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	March 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$143,101	$44,142
Accounts receivable	171,103	144,781
Inventories	85,124	111,612
Other current assets	36,586	29,558

Total current assets	435,914	330,093
Investments	8,713	16,649
Property, plant and equipment	32,086	38,160
Intangible assets:
Goodwill	102,017	95,197
Other intangible assets	15,358	18,726
Other assets	4,756	6,291

Total assets	$598,844	$505,116

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$5,527	$62,986
Accounts payable	91,368	91,267
Accrued liabilities	73,309	59,054

Total current liabilities	170,204	213,307
Long-term debt	104,812	26,908
Other liabilities	811	8,847

Total liabilities	275,827	249,062

Contingencies (Note 8)
Shareholders’ equity:
Registered shares, par value CHF 1—51,659,535 authorized, 11,440,465 conditionally authorized, 47,901,655 issued and outstanding at March 31, 2002; 53,176,490 authorized, 9,923,510 conditionally authorized, 44,418,610 issued and outstanding at March 31, 2001	33,370	31,396
Additional paid-in capital	134,312	118,740
Less registered shares in treasury, at cost, 2,083,003 at March 31, 2002 and 164,750 at March 31, 2001	(15,819)	(627)
Retained earnings	204,391	129,435
Accumulated other comprehensive loss	(33,237)	(22,890)

Total shareholders’ equity	323,017	256,054

Total liabilities and shareholders’ equity	$598,844	$505,116

The accompanying notes are an integral part of these financial statements

LOGITECH INTERNATIONAL S.A.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share amounts)

	Year ended March 31,
	2002	2001	2000
Net sales	$943,546	$735,549	$592,096
Cost of goods sold	627,998	502,290	408,969

Gross profit	315,548	233,259	183,127
Operating expenses:
Marketing and selling	130,060	105,140	79,389
Research and development	50,531	36,686	31,666
General and administrative	37,739	33,484	31,102
Purchased in-process research and development	—	3,275	—

Total operating expenses	218,330	178,585	142,157
Operating income	97,218	54,674	40,970
Interest income (expense), net	(1,956)	(148)	(163)
Other income (expense), net	(1,567)	2,628	(3,252)

Income before income taxes	93,695	57,154	37,555
Provision for income taxes	18,739	12,086	7,511

Net income	$74,956	$45,068	$30,044

Net income per share and ADS:
Basic	$1.67	$1.07	$.76
Diluted	$1.50	$.96	$.69
Shares used to compute net income per share and ADS:
Basic	44,928,853	42,226,240	39,769,900
Diluted	50,939,060	46,940,170	43,759,940

The accompanying notes are an integral part of these financial statements

LOGITECH INTERNATIONAL S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended March 31,
	2002	2001	2000
Cash flows from operating activities:
Net income	$74,956	$45,068	$30,044
Non-cash items included in net income:
Depreciation	28,092	19,012	15,775
Amortization of goodwill	—	693	693
Amortization of other intangible assets	3,678	2,335	3,547
Purchased in-process research and development	—	3,275	—
Write-off of investments	1,220	50	2,000
Gain on sale of investments	(1,115)	(1,296)	(1,525)
Equity in net losses of affiliated companies	2,469	440	4,627
Loss (gain) on disposal of property, plant and equipment	—	(1,922)	117
Deferred income taxes and other	(376)	1,030	398
Changes in current assets and liabilities:
Accounts receivable	(28,937)	(6,630)	(31,823)
Inventories	26,040	(29,411)	(345)
Other current assets	(3,139)	(5,643)	(9,816)
Accounts payable	(878)	(18,009)	7,232
Accrued liabilities	10,585	3,051	11,942

Net cash provided by operating activities	112,595	12,043	32,866

Cash flows from investing activities:
Purchases of property, plant and equipment	(21,941)	(16,824)	(17,872)
Sales of property, plant and equipment	—	3,637	—
Acquisitions and investments, net of cash acquired	(6,822)	(47,696)	(4,219)
Sales of investments	4,249	1,767	2,150

Net cash used in investing activities	(24,514)	(59,116)	(19,941)

Cash flows from financing activities:
Net borrowing (repayment) of short-term debt	(53,994)	35,000	(18,416)
Borrowing (repayment) of long term debt, net of issuance costs	93,292	211	—
Repayment of long-term debt	(27,450)	—	(330)
Purchase of treasury shares	(15,043)	(1,065)	—
Proceeds from sale of shares upon exercise of options and rights	16,389	11,049	12,925

Net cash provided by (used in) financing activities	13,194	45,195	(5,821)

Effect of exchange rate changes on cash and cash equivalents	(2,316)	(3,406)	(929)

Net increase (decrease) in cash and cash equivalents	98,959	(5,284)	6,175
Cash and cash equivalents at beginning of period	44,142	49,426	43,251

Cash and cash equivalents at end of period	$143,101	$44,142	$49,426

Supplemental cash flow information:
Interest paid	$1,709	$158	$616
Income taxes paid	$3,409	$863	$1,808
Non-cash investing and financing activities:
Property acquired through capital lease financing	$—	$900	$—
Acquisition of Labtec through issuance of shares	$875	$25,436	$—

The accompanying notes are an integral part of these financial statements.

LOGITECH INTERNATIONAL S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands, except share amounts)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount		Shares	Amount
March 31, 1999	40,033,760	$28,738	$75,717	1,298,460	$(6,643)	$54,323	$(12,381)	$139,754
Net income	—	—	—	—	—	30,044	—	30,044
Cumulative translation adjustment	—	—	—	—	—	—	(4,399)	(4,399)

Total comprehensive income	—	—	—	—	—	—	—	25,645

Sale of shares upon exercise of options and purchase rights	1,595,440	1,014	6,324	(1,092,060)	5,587	—	—	12,925
Tax benefit from exercise of stock options	—	—	1,645	—	—	—	—	1,645

March 31, 2000	41,629,200	$29,752	$83,686	206,400	($1,056)	$84,367	($16,780)	$179,969

Net income	—	—	—	—	—	45,068	—	45,068
Cumulative translation adjustment	—	—	—	—	—	—	(7,075)	(7,075)
Unrealized gain net of income taxes	—	—	—	—	—	—	965	965

Total comprehensive income	—	—	—	—	—	—	—	38,958

Issuance of registered shares for acquisition of Labtec	1,143,000	678	24,758	—	—	—	—	25,436
Issuance of registered shares at par value	99,120	59	—	99,120	(59)	—	—	—
Purchase of treasury shares	—	—	—	39,000	(1,065)	—	—	(1,065)
Sale of shares upon exercise of options and purchase rights	1,547,290	907	8,589	(179,770)	1,553	—	—	11,049
Tax benefit from exercise of stock options	—	—	1,707	—	—	—	—	1,707

March 31, 2001	44,418,610	$31,396	$118,740	164,750	($627)	$129,435	($22,890)	$256,054

Net income						74,956		74,956
Cumulative translation adjustment							(9,230)	(9,230)
Unrealized gain net of income taxes							(1,293)	(1,293)
Deferred realized hedging gains							176	176

Total comprehensive income								64,609

Issuance of registered shares at par value	2,725,000	1,533		2,725,000	(1,533)			—
Purchase of treasury shares				628,704	(15,043)			(15,043)
Sale of shares upon exercise of options and purchase rights	758,045	441	14,720	(1,396,117)	1,361			16,522
Acquisition of additional shares			852	(39,334)	23			875

March 31, 2002	47,901,655	$33,370	$134,312	2,083,003	($15,819)	$204,391	($33,237)	$323,017

The accompanying notes are an integral part of these financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—The Company:

Logitech International S.A. designs, manufactures and markets personal interface products and supporting software that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs, and keyboards; joysticks, gamepads and racing systems; Internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depository Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market system. The Company’s operational headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland and Hsinchu, Taiwan through local subsidiaries. The Company has its principal manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2—Summary of Significant Accounting Policies:

Basis of Presentation

The consolidated financial statements include the accounts of Logitech and its subsidiaries. All material intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and comply with relevant Swiss Law.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to use estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized upon transfer of title and risk of loss, which is generally when products are shipped. Revenues from sales to distributors and authorized resellers are subject to terms allowing price protection, certain rights of return and allowances for customer marketing programs. Accordingly, allowances for estimated future returns, price protection and customer marketing programs are provided for upon revenue recognition. Such amounts are estimated based on historical and anticipated rates of returns, distributor inventory levels and other factors.

Advertising

Advertising costs are expensed as incurred and amounted to $71.6 million in 2002, $53.9 million in 2001 and $33.5 million in 2000. Advertising costs are recorded as either a sales and marketing expense or a deduction from sales.

Foreign Currency

The functional currencies of the Company’s operations are primarily the U.S. dollar, and to a lesser extent, the Euro, Swiss franc, Taiwanese dollar, and Japanese yen. The financial statements of the Company’s subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and using monthly rates for net sales and expenses. Translation gains and losses are deferred and included in the cumulative translation adjustment component of shareholders’ equity. Gains and losses arising from transactions denominated in currencies other than a subsidiary’s functional currency are reflected in other income (expense), net in the statements of income.

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

The Company sells to large OEMs, distributors and to high volume resellers and, as a result, maintains individually significant receivable balances with large customers. At March 31, 2002, one customer represented 10% of total accounts receivable and at March 31, 2001, two customers represented 10.5% of total accounts receivable. The Company’s OEM customers tend to be well capitalized, multi-national companies, while retail customers may be less well capitalized. The Company controls its accounts receivable credit risk through ongoing credit evaluation of its customers’ financial condition and by purchasing credit insurance on European retail accounts receivable. The Company generally does not require collateral from its customers.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. Provisions are made for potentially obsolete, excess or slow moving inventories.

Investments

Investments in companies in which Logitech owns between 20% and 50%, and does not control, are accounted for using the equity method. Under the equity method, the Company adjusts its carrying value to recognize its share of results of operations. Investments less than 20% owned are carried at cost. The Company also has an investment in a marketable security that is classified as “available-for-sale.” The Company carries this investment at market value and records increases or decreases in market value as a component of shareholders’ equity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions and improvements are capitalized, whereas maintenance and repairs are expensed as incurred. The Company capitalizes the cost of software developed for internal use in connection with major projects. Costs incurred during the feasibility stage are expensed, whereas costs incurred during the application development stage are capitalized. Depreciation is provided using the straight-line method over estimated useful lives of five to 25 years for plant and buildings, one to five years for equipment and three to five years for software development.

Intangible Assets

Effective April 1, 2001, the Company adopted SFAS No. 142, “Goodwill and Intangible Assets.” In accordance with this standard, intangible assets principally include goodwill, acquired technology and trademarks. Intangible assets with finite lives, which include acquired technology and trademarks, are recorded at cost and amortized on the straight-line method over their respective useful lives. Intangible assets with indefinite lives, which include goodwill, are recorded at cost and evaluated annually for impairment.

Impairment of Long-Lived Assets

The Company reviews for impairment of long-lived assets, such as investments, property and equipment, and other intangible assets, whenever events indicate that the carrying amount might not be recoverable. Management assesses recoverability by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If impaired, the asset is written down to fair value, which is determined based on discounted cash flows or appraised value, depending on the nature of the asset. Goodwill is evaluated for impairment annually on an enterprise value basis.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents and accounts receivable, accounts payable and accrued liabilities, short-term debt and current maturities of long-term debt, carrying value approximates fair value due to their short maturities. The estimated fair value of publicly traded financial equity instruments is determined by using quoted market prices.

Net Income Per Share and ADS

Basic earnings per share is computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share is computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options and stock purchase plan agreements (using the treasury stock method), and upon the conversion of convertible debt (using the if-converted method). For the year ended March 31, 2002, the shares issuable upon conversion of the convertible debt were included in the registered share equivalents.

The computations of the basic and diluted per share amounts for the Company were as follows:

	Year ended March 31,
	2002	2001	2000
	(In thousands)
Net income:
Basic	$74,956	$45,068	$30,044
Convertible debt interest expense, net of income tax	1,664	—	—

Diluted	$76,620	$45,068	$30,044

Weighted average common shares outstanding
Basic	44,929	42,226	39,770
Effect of dilutive stock options	3,808	4,714	3,990
Effect of dilutive convertible debt	2,202	—	—

Diluted	50,939	46,940	43,760

Stock Split

In August 2001, the Company completed a ten-for-one stock split for shares traded on the Swiss Exchange. ADSs traded on Nasdaq were not affected. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share. In July 2000, Logitech completed a two-for-one stock split for shares traded on the Swiss Exchange and ADSs traded on Nasdaq. All references to share and per-share data for all periods presented have been adjusted to give effect to these stock splits.

Stock-Based Compensation Plans

The Company has adopted the pro forma disclosure-only requirements of SFAS 123, “Accounting for Stock-Based Compensation,” which requires companies to measure employee stock compensation based on the fair value method of accounting. As permitted by SFAS 123, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the grant date.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income:

Comprehensive income or loss is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income, the net change in the accumulated foreign currency translation adjustment account, the net change in unrealized gains or losses on marketable equity securities and the net change in deferred realized gains and losses in hedging activity. Comprehensive income is presented as an element of shareholders’ equity.

Reclassifications

Certain amounts reported in prior years’ financial statements have been reclassified to conform with the current year presentation.

Note 3—Reclassification of Channel Marketing Expenses:

Effective January 1, 2002, the Company adopted Emerging Issues Task Force Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, which was issued by the EITF in November 2001. This required the reclassification of certain channel marketing expenses from marketing and selling expenses to a deduction from sales. The reclassifications decreased net sales and marketing and selling expenses by the same amount. The reclassifications did not impact operating income, net income or earnings per share. All prior periods have been reclassified to reflect the adoption of the EITF provisions.

Net sales and marketing and selling expense for the years ended March 31, 2001 through 1998, after reclassification, are as follows:

	Net Sales		Sales & Marketing Expense
	As Reported	As Reclassified	As Reported	As Reclassified
		(in thousands)
Year Ended:
March 31, 2001	$761,356	$735,549	$130,947	$105,140
March 31, 2000	615,664	592,096	102,957	79,389
March 31, 1999	470,741	448,136	85,350	62,745
March 31, 1998	406,109	390,227	68,813	52,931

Net sales and marketing and selling expense for the quarters ended December 31, 2001 through June 30, 2000, after reclassification, are as follows (unaudited):

	Net Sales		Sales & Marketing Expense
	As Reported	As Reclassified	As Reported	As Reclassified
		(in thousands)
Quarter Ended:
December 31, 2001	$314,174	$299,067	$54,294	$39,187
September 30, 2001	227,829	217,575	42,326	32,072
June 30, 2001	177,867	170,950	33,570	26,652
March 31, 2001	197,393	190,357	32,775	25,739
December 31, 2000	231,982	224,576	36,907	29,501
September 30, 2000	190,565	183,810	34,817	28,062
June 30, 2000	141,416	136,806	26,449	21,838

If the reclassification had not occurred, net sales and marketing and selling expense for the year ended March 31, 2002 would have been $989.2 million and $175.8 million, and for the quarter ended March 31, 2002 (unaudited) would have been $269.4 million and $45.6 million.

Note 4—Acquisition of Labtec:

On March 27, 2001, the Company acquired Labtec, Inc. a publicly-traded Vancouver, Washington-based provider of PC speakers, headsets and microphones, personal audio products for MP3 players and other portable audio devices, 3D input devices, other accessories for computing, communications and entertainment. Under terms of the merger agreement, Logitech purchased substantially all outstanding shares of Labtec for $76.3 million in cash ($47.6 million) and stock ($25.4 million), including transaction costs ($3.3 million).

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The purchase was financed through $35 million of short-term borrowings under a term loan credit facility, $25.4 million through the issuance of 1,142,998 Logitech ADSs and the remainder through internally generated funds. For accounting purposes, Logitech ADSs were valued at the average closing price for a five-day period encompassing March 20, 2001, the date the number of shares to be issued was determined. In April 2001, the Company borrowed an additional $55 million through its term loan credit facility to repay indebtedness and obligations of Labtec as well as to pay costs and expenses in connection with the acquisition. The Company refinanced these short-term borrowings with $95.6 million of long-term convertible bonds in June 2001.

The acquisition was accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their preliminary estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information available at the time of the acquisition. The Company obtained an independent appraisal of the fair values of the acquired identifiable intangible assets.

In the fourth quarter of 2002, the purchase price allocation was finalized. A summary of the purchase price allocation to the fair values of assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

Estimated fair value of tangible assets acquired	$37,940
Estimated fair values of intangible assets acquired:
Patents and core technology	2,944
Existing technology	3,879
Trademark/tradename	4,151
Goodwill	98,790
Estimated fair value of liabilities assumed	(71,439)
Restructuring liabilities	(3,250)
Purchased in-process research and development	3,275

Total net assets acquired (purchase price)	$76,290

The values of the patents, core technology, trademark and tradename were estimated using the relief from royalty method. These assets are being amortized on a straight-line basis over their estimated useful lives of four to five years. Where development projects had reached technological feasibility, they were classified as existing technology, and are being amortized on a straight-line basis over an estimated useful life of four years.

Where the development projects had not reached technological feasibility and had no further alternative uses, they were classified as in-process research and development (“IPR&D”), and expensed in fiscal 2001 upon the consummation of the merger. The value of IPR&D was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value.

As a result of the acquisition of Labtec, the Company expected to incur and accrued for restructuring costs of $3.25 million for the incremental costs to exit and consolidate activities at Labtec locations, and to involuntarily terminate certain employees. During fiscal year 2002, $2.1 million of these accruals were utilized and $1.2 million of the accrual remains at March 31, 2002 to be utilized for lease commitments over the next two years relating to duplicate facilities abandoned.

Unaudited pro forma condensed combined income statement information for the years ended March 31, 2001 and 2000, as if Labtec had been acquired as of the beginning of fiscal year 2000 are shown below. These pro formas exclude the $3.3 million purchased in-process research and development charge in connection with the acquisition and costs incurred by Labtec to complete the acquisition, but include adjustments to conform Labtec’s accounting policies, including areas such as accounts receivable, inventories and related accounts, to those accounting policies followed by Logitech.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended March 31, 2002	Pro Forma
		Year ended March 31,
		2001	2000
	(in thousands, except per share data)
Net sales	$943,546	$822,947	$673,896
Operating income	$97,218	$57,344	$45,105
Net income	$74,956	$40,599	$29,465
Net income per share and ADS:
Basic	$1.67	$.96	$.74
Diluted	$1.50	$.86	$.67

Note 5—Investment in 3Dconnexion:

In June 1998, the Company acquired 49% of the outstanding shares of 3Dconnexion, the provider of Logitech’s 3D controllers. In September 2001, the Company acquired an additional 2% of the outstanding shares and a controlling interest in 3Dconnexion. On April 5, 2002, the Company exercised its option to purchase the remaining outstanding shares for $7.5 million, payable in July 2003 using Logitech shares.

The 3Dconnexion business has been combined with the 3D input device business acquired with the Labtec acquisition to offer a complete line of 3D input devices utilitizing the market strengths, engineering resources and global presence of both entities.

3Dconnexion’s assets and liabilities have been included in the Company’s consolidated financial statements since September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion’s assets, liabilities and results of operations were not material to the Company’s sales, results of operations, financial position or earnings per share.

Note 6—Equity Investments:

In November 1999, Logitech announced the formation of a new company, Spotlife Inc., whose business was to enhance video communications using the Internet infrastructure. Logitech invested $7 million in Spotlife, and has agreed to guarantee up to $5.3 million of the company’s capital lease obligation. As of March 31, 2002, the outstanding balance of the lease obligation, and therefore the Company’s guarantee, was $1.8 million. As of March 31, 2002, Logitech owned approximately 35.2% of Spotlife’s outstanding shares on a fully diluted basis, with outside investors having the ability to exercise significant influence over the management of the company. Logitech accounts for its investment in this company using the equity method. On May 3, 2002, the Company acquired the remaining 64.8% of Spotlife Inc. for approximately $2.5 million in cash. This acquisition will be accounted for using the purchase method of accounting. The impact of Spotlife’s assets and liabilities will not be material to the Company’s financial position.

In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. In November 1999, Immersion registered shares on the U.S. Nasdaq Stock Market in an initial public offering. In fiscal 2002 and 2001, the Company sold partial interests in Immersion and recognized gains of $1.1 million and $1.3 million in other income. The Company accounts for its investment in Immersion as available-for-sale in accordance with SFAS 115—“Accounting for Certain Investments in Debt and Equity Securities.” Accordingly, the Company carries its investment in Immersion at market value and records changes in market value as a component of shareholders’ equity until the sale of the securities. As of March 31, 2002, Logitech owned approximately 1.6% of Immersion. The cost of these securities was $1.4 million and the gross unrealized loss was $.5 million.

The Company uses the cost method of accounting for all other investments, all of which represent less than 20% ownership interests.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7—Balance Sheet Components:

	March 31,
	2002	2001
	(In thousands)
Accounts receivable:
Accounts receivable	$203,717	$163,240
Allowance for doubtful accounts	(7,578)	(5,402)
Allowance for returns and other	(25,036)	(13,057)

	$171,103	$144,781

Inventories:
Raw materials	$12,404	$26,002
Work-in-process	201	225
Finished goods	72,519	85,385

	$85,124	$111,612

Other current assets:
Tax and VAT refund receivables	$15,993	$11,811
Deferred taxes	8,863	7,466
Prepaid expenses	6,815	5,296
Other current	4,915	4,985

	$36,586	$29,558

Property, plant and equipment:
Land	$1,757	$1,851
Plant and buildings	18,092	18,256
Equipment	55,219	63,996
Computer equipment and software	39,854	48,870

	$114,922	$132,973
Less accumulated depreciation	$(82,836)	$(94,813)

	$32,086	$38,160

Other assets:
Deposits	$2,358	$1,079
Debt issuance costs	2,295	—
Deferred taxes	59	4,953
Other	44	259

	$4,756	$6,291

Note 8—Goodwill and Other Intangible Assets:

        Effective April 1, 2001, the Company adopted SFAS No. 142, “Goodwill and Intangible Assets” and No. 141, “Business Combinations,” which were issued by the Financial Accounting Standards Board in July 2001. Under these standards, the Company reclassified intangibles associated with assembled workforce to goodwill and ceased amortizing goodwill effective April 1, 2001. This resulted in not recognizing $6.0 million in amortization expense for the year ended March 31, 2002, that would have been recognized had the old standards been in effect. Fiscal years 2001 and 2000 included $1.0 million and $.9 million in amortization expense recorded under the old standards.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents net income on a comparable basis, after eliminating goodwill amortization:

	Year ended March 31,
	2002	2001	2000
	(In thousands, except per share amounts)
Net income:
As reported	$74,956	$45,068	$30,044
As adjusted	74,956	45,866	30,732
Basic earnings per share:
As reported	$1.67	$1.07	$.76
As adjusted	$1.67	$1.09	$.77
Diluted earnings per share:
As reported	$1.50	$.96	$.69
As adjusted	$1.50	$.98	$.70

Acquired other intangible assets subject to amortization were as follows:

	March 31, 2002		March 31, 2001
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
	(In thousands)
Trademark/tradename	$15,265	$(5,024)	$14,975	$(3,155)
Existing and core technology	10,423	(5,306)	10,423	(3,600)
Other	500	(500)	500	(417)

	$26,188	$(10,830)	$25,898	$(7,172)

For the years ended March 31, 2002, 2001 and 2000, amortization expense for other intangible assets was $3.7 million, $2.0 million and $1.9 million. The estimated future annual amortization expense for other intangible assets is $3.7 million, $3.7 million, $3.7 million, $2.0 million and $1.1 million for the fiscal years 2003, 2004, 2005, 2006 and 2007.

In accordance with SFAS 142, the Company completed an impairment test of goodwill in fiscal 2002 and determined that goodwill was not impaired. As the Company has fully integrated Labtec as well as previously acquired companies, discrete financial information for the acquisitions is no longer available. As a result, the Company has completed the impairment test on an enterprise value basis.

Note 9—Financing Arrangements:

Short-term Credit Facilities

On March 8, 2001, in connection with the acquisition of Labtec, Inc., Logitech entered into a short term $90 million bank credit facility (the “bridge loan”) for the purpose of financing the cash consideration paid to Labtec shareholders, repaying indebtedness and obligations of Labtec, and paying costs and expenses in connection with the acquisition. Amounts drawn down at March 31, 2001 were $35 million. In April 2001, the Company borrowed an additional $55 million. The bridge loan was repaid with proceeds from the convertible bond offering in June 2001. In addition, at March 31, 2001 Labtec had short-term revolving bank debt of $19 million. The loan was repaid in full in April 2001.

The Company had several uncommitted, unsecured bank lines of credit aggregating $62 million at March 31, 2002. Borrowings outstanding were $5.3 million and $5.7 million at March 31, 2002 and March 31, 2001. The borrowings under these agreements were demonimated in Japanese yen at a weighted average annual interest rate of 1.4% at March 31, 2002 and 1.6% at March 31, 2001, and were due on demand.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-term Debt

	March 31,
	2002	2001
	(In thousands)
Convertible bonds	$101,916	$—
Renewable Swiss mortgage loan due April 2004, bearing interest at 4.0%, collateralized by properties with net book values aggregating $1.9 million at March 31, 2002	2,749	2,671
Capital lease obligation, with repayments of $240,000 and $147,000 in fiscal 2002 and 2003	387	716
Labtec long-term debt assumed by Logitech	—	26,822

Total long-term debt	105,052	30,209
Less current maturities	240	3,301

Long-term portion	$104,812	$26,908

On June 8, 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds 2001-2006, which mature in five years. The net proceeds of the convertible bond offering were used to refinance debt associated with the acquisition of Labtec, including repaying the $90 million short-term bridge loan. The Company registered the convertible bonds for resale with the Swiss Stock Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.4 (US $38.60) per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan. As of March 31, 2002, the carrying amount of the convertible bonds was CHF 171,379,000 (US $101,916,000) and the fair value based upon quoted market value was $135,972,000.

Note 10—Shareholders’ Equity:

In June 2001, the Company’s shareholders approved a ten-for-one share split for shares traded on the Swiss Exchange, which took effect on August 2, 2001 and was distributed to stockholders of record as of August 1, 2001. ADSs traded on Nasdaq were not affected. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share.

In June 2000, the Company’s shareholders approved a two-for-one stock split for shares traded on the Swiss Exchange and ADSs traded on Nasdaq, which took effect on July 5, 2000 and was distributed to stockholders of record as of July 4, 2000.

In June 2000, the authorization for 2 million registered shares previously authorized by the Company’s shareholders expired unused, and in June 2000, the Company’s shareholders approved an increase of 10 million authorized registered shares for use in acquisitions, mergers and other transactions.

Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately $84 million at March 31, 2002) and is subject to shareholder approval. The Company has not paid any dividends since inception and does not intend to pay any cash dividends in the future.

Under Swiss corporate law, a minimum of 5% of the Company’s annual net income must be retained in a legal reserve until this reserve equals 20% of the Company’s issued and outstanding aggregate par value share capital. Certain other countries in which the Company operates apply similar laws. These legal reserves represent an appropriation of retained earnings that are not available for distribution and approximated $6.7 million at March 31, 2002.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11—Employee Benefit Plans:

Stock Compensation Plans

Employee Share Purchase Plans

Under the 1989 and 1996 Employee Share Purchase Plans, eligible employees may purchase registered shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period.

Stock Option Plans

Under the 1988 Stock Option Plan, options to purchase registered shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the registered shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered this plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years. Further grants may not be made under this plan.

Under the 1996 Stock Option Plan, options for registered shares may be granted to employees at exercise prices of not less than 100% of the fair market value of the registered shares on the date of grant. A total of 12,000,000 registered shares may be issued under this plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

The Company also maintains one other option plan for a small number of Asian executives, under which options were granted at exercise prices discounted from fair market value of the registered shares on the date of grant. No further stock options may be granted under this plan. At March 31, 2002, 274,800 options had been granted with 100,567 options outstanding under this plan.

Compensation expense is recognized over the vesting period when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. Compensation expense of $196,441, $437,000 and $422,000 was recorded for the years ended March 31, 2002, 2001 and 2000. Such amounts are accrued as a liability when the expense is recognized and subsequently credited to additional paid-in capital upon exercise of the related stock option. Compensation expense arising from stock options outstanding at March 31, 2002 to be recognized in future periods was $110,602.

A summary of activity under the stock option plans, including weighted average exercise price, is as follows:

	Year ended March 31,
	2002		2001		2000
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	7,846,660	$12	7,705,540	$6	8,560,020	$5
Granted	2,355,375	$27	2,112,180	$29	2,340,600	$9
Exercised	(1,998,981)	$7	(1,547,290)	$5	(2,295,500)	$4
Cancelled or expired	(415,104)	$15	(423,770)	$13	(899,580)	$6

Outstanding, end of year	7,787,950	$17	7,846,660	$12	7,705,540	$6

Exercisable, end of year	2,796,675	$9	2,450,700	$5	1,869,840	$5

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information regarding stock options outstanding at March 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Number	Weighted Average Exercise Price
$ 0–$ 5	2,121,944	$4	6.34	1,450,422	$4
$ 6–$21	2,252,242	$11	7.92	899,798	$7
$22–$26	848,875	$24	8.77	50,063	$24
$27–$33	2,106,877	$30	8.77	315012	$29
$34–$48	458,012	$36	8.81	81,380	$34

$ 0–$48	7,787,950	$17	7.87	2,796,675	$9

Pro Forma Stock Compensation Disclosure

The Company applies the provisions of APB 25 and related interpretations in accounting for compensation expense under the purchase plans and the stock option plans. If compensation expense under these plans had been determined pursuant to SFAS 123, the Company’s net income and net income per share would have been as follows:

	Year ended March 31,
	2002	2001	2000
	(in thousands, except per share data)
Pro forma net income	$55,576	$31,353	$23,584
Pro forma basic net income per share	$1.24	$.74	$.59
Pro forma diluted net income per share	$1.12	$.67	$.54

The fair value of the grants under the purchase plans and stock option plans was estimated using the Black-Scholes valuation model with the following assumptions and values:

	Year ended March 31,
	Purchase Plans			Stock Option Plans
	2002	2001	2000	2002	2001	2000
Dividend yield	0	0	0	0	0	0
Expected life	6 months	6 months	6 months	2.9 years	2.7 years	2.5 years
Expected volatility	67%	70%	50%	69%	66%	55%
Risk-free interest rate	3.625%	4.25%	6.5%	3.625%	4.25%	6.5%
Weighted average fair value of grant	$9.20	$9.00	$1.90	$24.12	$13.80	$3.15

The above pro forma amounts include compensation expense based on the fair value of options vesting during the years ended March 31, 2002, 2001 and 2000. As provided by SFAS 123, these calculations exclude the effects of options granted prior to April 1, 1996 when SFAS 123 became effective. Accordingly, these amounts are not representative of the effects of computing stock option compensation expense using the fair value method for future periods.

In 2002 and 2001, the Company granted 600 and 5,400 shares of stock at no cost to advisors of the Company. The grant date fair value of the 2002 and 2001 stock grants was $32.18 per share and $33.52 per share.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension Plans

Defined Contribution Plans

Certain of the Company’s subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 2002, 2001 and 2000, were $2,707,000, $1,275,000 and $1,214,000.

Defined Benefit Plan

One of the Company’s subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees’ years of service and earnings. The Company’s practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

Net pension costs for the years ended March 31, 2002, 2001 and 2000 were $321,000, $193,000 and $340,000. The plan’s net pension liability at March 31, 2002 and 2001 was $530,000 and $375,000.

Note 12—Income Taxes:

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company’s income before taxes and the provision for income taxes are generated outside of Switzerland. The portion of the Company’s income before taxes for fiscal year 2002, 2001 and 2000 that is subject to foreign income taxes was $40.8 million, $29.9 mllion and $20.6 million. Consequently, the weighted average expected tax rate may vary from period to period to reflect the generation of taxable income in different tax jurisdictions.

The provision for income taxes consists of the following:

	Year ended March 31,
	2002	2001	2000
	(In thousands)
Current:
Swiss	$1,900	$852	$986
Foreign	18,407	10,641	6,549
Deferred:
Swiss	—	—	—
Foreign	(1,568)	593	(24)

Total	$18,739	$12,086	$7,511

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax assets and liabilities consist of the following:

	March 31,
	2002	2001
	(In thousands)
Net operating loss carryforwards	$25,161	$10,613
Research and development and other tax credit carryforwards	6,275	6,307
Accruals	18,600	20,556
Depreciation and amortization	1,237	—
Other	268	1,014

Gross deferred tax assets	51,541	38,490

Depreciation and amortization	—	(1,204)
Unrealized gain on available-for-sale securities	(176)	(520)
Deferred tax liabilities related to intangible assets	(5,135)	(4,889)

Deferred tax liabilities	(5,139)	(6,613)

Valuation allowance	(37,303)	(24,346)

Net deferred tax assets	$9,099	$7,531

Management regularly assesses the ability to realize deferred tax assets recorded in the Company’s subsidiaries based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. The methodology used by management to determine the amount of deferred tax assets that are likely to be realized is based upon the Company’s recent earnings and estimated future taxable income in applicable tax jurisdictions for approximately the next two years. Management believes that it is more likely than not that the Company will not realize a portion of its deferred tax assets and, accordingly, a valuation allowance of $37.3 million has been established for such amounts at March 31, 2002. In the event future taxable income is below management’s estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in the Company’s effective tax rate.

At March 31, 2002, the Company’s foreign net operating loss and tax credit carryforwards for income tax purposes were approximately $71.4 million and $6.2 million, respectively. If not utilized, these carryforwards will expire through 2022.

Deferred tax assets of approximately $19 million at March 31, 2002 pertain to certain tax credits and net operating loss carryforwards resulting from the exercise of employee stock options. When recognized, through generating sufficient taxable income to utilize the NOL deductions, the tax benefit of these credits and losses will be accounted for as a credit to shareholders’ equity rather than as a reduction of the income tax provision.

The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled below. The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income or loss in each country multiplied by that country’s applicable statutory tax rates.

	Year ended March 31,
	2002	2001	2000
	(In thousands)
Expected tax provision (benefit) at weighted average rate	$20,144	$12,665	$8,638
Non-deductible purchased in-process R&D	—	655	—
Decrease in valuation allowance	(1,155)	(1,380)	(1,986)
Other	(250)	146	859

Total provision for income taxes	$18,739	$12,086	$7,511

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13—Derivative Financial Instruments—Foreign Exchange Hedging:

In April 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” These standards require the Company to measure derivatives at fair value and recognize them as assets or liabilities on the balance sheet. The Company enters into forward foreign exchange contracts (cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive income until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge is ineffective, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during fiscal 2002.

The notional amount of foreign exchange contracts outstanding at March 31, 2002 was $7 million. There were no contracts outstanding at March 31, 2001. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized gains, net of deferred realized losses, totaled $.2 million at March 31, 2002 and is expected to be classified into cost of goods sold within two months. Realized net gains and losses classified to cost of goods sold during the year ended March 31, 2002 was $.3 million.

Note 14—Commitments and Contingencies:

The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company’s option and usually include escalation clauses linked to inflation. Future minimum annual rentals at March 31, 2002 are as follows (in thousands):

Year ending March 31,
2003	$5,776
2004	3,900
2005	3,219
2006	3,273
2007 and thereafter	770

$16,938

Rent expense was $5.2 million, $3.2 million and $1.9 million during the years ended March 31, 2002, 2001 and 2000.

At March 31, 2002, the Company had approximately $60.8 million in non-cancelable purchase commitments with suppliers for inventory. Fixed commitments for capital and other expenditures, primarily for manufacturing equipment, approximated $3.8 million.

In December 1996, the Company was advised of the intention to begin implementing a value added tax (“VAT”) on goods manufactured in certain parts of China since July 1995, including where the Company’s operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, cash flows or results of operations.

The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and result of operations.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15—Interest and Other Income:

	Year ended March 31,
	2002	2001	2000
	(In thousands)
Interest income	$1,688	$1,175	$796
Interest expense	(3,644)	(1,323)	(959)

Interest expense, net	$(1,956)	$(148)	$(163)

Gain on sale of building	$—	$1,922	$—
Foreign currency exchange gains, net	2	20	899
Gain on sale of investments	1,115	1,296	1,525
Equity in net losses of affiliated companies	(2,476)	(670)	(3,584)
Write-off of investments	(1,220)	(50)	(2,000)
Insurance proceed	576	—	—
Other, net	436	110	(92)

Other income (expense), net	$(1,567)	$2,628	$(3,252)

Note 16—Geographic Information:

The Company operates in one business segment, which is the design, development, production, marketing and support of computer interface devices. Geographic net sales information in the table below are based on the location of the selling entity. Long-lived assets, primarily fixed assets, unamortized intangibles, and investments are reported below based on the location of the asset.

Net sales to unaffiliated customers by geographic region were as follows:

	Year ended March 31,
	2002	2001	2000
	(In thousands)
Europe	$413,348	$334,414	$257,920
North America	389,949	278,935	232,984
Asia Pacific	140,249	122,200	101,192

Net sales	$943,546	$735,549	$592,096

Long-lived assets by geographic region were as follows:

	March 31,
	2002	2001
	(In thousands)
Europe	$38,944	$37,701
North America	111,846	112,945
Asia Pacific	12,081	19,424

Total long-lived assets	$162,871	$170,070

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Other Disclosures Required by Relevant Swiss Law:

Balance Sheet Items

	March 31,
	2002	2001
	(In thousands)
Prepayments and accrued income	$7,539	$5,524
Non-current assets	162,930	175,023
Pension liabilities, current	127	218
Fire insurance value of property, plant, and equipment	$219,409	$162,166

Statement of Income Items

Total personnel expenses amounted to $79.3 million, $64.1 million and $60.3 million in 2002, 2001 and 2000.

LOGITECH INTERNATIONAL S.A.
QUARTERLY SUMMARY
(Unaudited)

	Three months ended,
	Mar. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000
	(In millions, except share and per share amounts)
Net sales	$256.0	$299.1	$217.6	$170.9	$190.4	$224.6	$183.8	$136.8
Gross profit	87.4	103.8	70.7	53.6	60.2	72.9	57.5	42.7
Operating expenses:
Marketing and selling	32.1	39.2	32.1	26.7	25.7	29.5	28.1	21.8
Research and development	16.6	12.4	11.1	10.4	9.9	9.5	8.8	8.5
General and administrative	10.6	10.0	8.8	8.3	8.2	8.4	8.6	8.3
Purchased in-process R&D (1)	—	—	—	—	3.3	—	—	—
Total	$59.3	$61.6	$52.0	$45.4	$47.1	$47.4	$45.5	$38.6
Operating income	28.1	42.2	18.7	8.2	13.1	25.5	12.0	4.1
Net income	$21.5	$33.2	$13.9	$6.3	$10.8	$19.9	$9.4	$5.0

Shares used to compute net income per share and ADS (2) (in thousands):
Basic	45,511	44,782	44,892	44,532	42,848	42,425	42,087	41,531
Diluted	52,422	51,291	51,281	48,446	47,095	46,984	47,142	46,808
Net income per share and ADS (2):
Basic	$.47	$.74	$.31	$.14	$.25	$.47	$.22	$.12
Diluted	$.42	$.66	$.28	$.13	$.23	$.42	$.20	$.11

(1)	In connection with the acquisition of Labtec Inc., the Company recorded a one-time charge of approximately $3.3 million for purchased in-process research and development.

(2)
Logitech completed a two-for-one stock split in July 2000 and a ten-for-one stock split in August 2001. All references to share and per share data for all periods presented have been adjusted to give effect to the stock split.

(3)
Effective January 1, 2002, the Company adopted Emerging Issues Task Force Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products.” This required the reclassification of certain channel marking from marketing expenses from marketing and selling expenses to a deduction from sales. The reclassifications decreased net sales and marketing and selling expenses by the same amount. The reclassifications did not impact operating income, net income or earnings per share. All prior quarters were reclassified to reflect the adoption of the EITF provisions.

The following table sets forth certain quarterly financial information as a percentage of net sales:

	Three months ended,
	Mar. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	34.2	34.7	32.5	31.3	31.7	32.5	31.3	31.2
Operating expenses:
Marketing and selling	12.6	13.1	14.7	15.6	13.5	13.1	15.3	16.0
Research and development	6.5	4.1	5.1	6.1	5.2	4.2	4.8	6.2
General and administrative	4.1	3.4	4.1	4.8	4.3	3.8	4.6	6.0
Purchased in-process R&D	—	—	—	—	1.8	—	—	—
Total	23.2	20.6	23.9	26.6	24.8	21.1	24.7	28.2
Operating income	11.0	14.1	8.6	4.8	6.9	11.4	6.5	3.0
Net income	8.4%	11.1%	6.4%	3.7%	5.7%	8.9%	5.1%	3.6%

SCHEDULE II
LOGITECH INTERNATIONAL S.A.
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Fiscal Year	Description	Balance at beginning of period	Charged to bad debt expense	Write-offs charged to allowance	Balance at end of period
2002	Allowance for doubtful accounts	$5,402	$4,530	$(2,354)	$7,578
2001	Allowance for doubtful accounts	$3,190	$4,500	$(2,288)	$5,402
2000	Allowance for doubtful accounts	$2,067	$1,270	$(147)	$3,190