Form 20-F
period 2003-03-31
LOGITECH INTERNATIONAL SA
filed 2003-05-21
CIK 1032975

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2003 was 47,901,655 registered shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐            Item 18  ☒

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management as of the filing date of this Form 20-F. These forward-looking statements include statements related to:

•	the business strategy for new areas of growth;

•	our belief that we are positioned to take full advantage of opportunities in the market for personal interface products;

•	our belief that our console gaming products will attract a larger number of gamers;

•	the sufficiency of our cash and cash equivalents, cash from operations, and available borrowings under the bank lines of credit to fund capital expenditures and working capital needs for the foreseeable future; and

•	the adequacy of our leased and owned facilities to meet our needs in the foreseeable future.

Factors that might affect these forward-looking statements include, among other things:

•	general economic and business conditions;

•	our ability to compete effectively in the computer peripheral industry;

•	our ability to implement our business strategy;

•	our ability to timely develop and introduce successful new products; and

•	the risk that our products do not meet market acceptance.

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions are intended to identify such forward-looking statements. These statements reflect our views and assumptions. All forward-looking statements are subject to various risks and uncertainties that could cause our actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information—Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. We undertake no obligation to publicly update or revise any forward-looking statements.

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The financial data below has been derived from our audited consolidated financial statements. This financial data should be read with the consolidated financial statements and notes to those statements for the fiscal years ended March 31, 2003, 2002 and 2001, included elsewhere in this Form 20-F. This table should also be read in conjunction with Item 5 “Operating And Financial Review And Prospects.” The statement of income and cash flow data for the fiscal years ended March 31, 2000 and 1999 and the balance sheet data at March 31, 2001, 2000 and 1999 are derived from the Company’s audited consolidated financial statements, which are not included in this Form 20-F.

	Year ended March 31,
	2003	2002	2001	2000	1999
	(In thousands, except share and per share amounts)
Consolidated statement of income and cash flow data:
Net sales	$1,100,288	$943,546	$735,549	$592,096	$448,136
Gross profit	364,504	315,548	233,259	183,127	140,118
Operating expenses:
Marketing and selling	141,194	130,060	105,140	79,389	62,745
Research and development	56,195	50,531	36,686	31,666	31,378
General and administrative	43,233	37,739	33,484	31,102	23,625
Purchased in-process research and development(1)	—	—	3,275	—	6,200

Total operating expenses	240,622	218,330	178,585	142,157	123,948

Operating income	123,882	97,218	54,674	40,970	16,170
Loss on sale of product line(2)	—	—	—	—	(7,272)
Net income	$98,843	$74,956	$45,068	$30,044	$7,137
Net income per share and ADS:
Basic	$2.15	$1.67	$1.07	$0.76	$0.19
Diluted	$1.97	$1.50	$0.96	$0.69	$0.18
Shares used to compute net income per share and ADS:
Basic	45,988,766	44,928,853	42,226,240	39,769,900	38,672,200
Diluted	51,409,464	50,939,060	46,940,170	43,759,940	39,826,740
Net cash provided by operating activities	$145,108	$112,595	$12,043	$32,866	$16,799

	March 31,
	2003	2002	2001	2000	1999
	(In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$218,734	$143,101	$44,142	$49,426	$43,251
Total assets	$738,302	$595,744	$505,116	$334,077	$294,489
Long-term debt, net of current maturities	$131,615	$104,812	$26,908	$2,934	$3,624
Shareholders’ equity	$365,562	$323,017	$256,054	$179,969	$139,754

1)	In connection with the acquisition of Labtec in fiscal 2001 and Connectix Corporation’s PC video camera business in 1999, the Company recorded charges of $3.3 million and $6.2 million for purchased in-process research and development.
2)	In fiscal 1998, the Company sold its scanner product line to Storm Technology, Inc. In 1999, the Company wrote off $5.8 million related to a convertible note and common stock investment in Storm made in connection with the sale. The additional expenses in 1999 primarily relate to costs to conclude certain obligations exceeding management’s estimate made in 1998.

Exchange Rates

Our registered shares traded on the Swiss Exchange are denominated in Swiss francs while our ADSs traded on the Nasdaq National Market are denominated in U.S. dollars. Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of our registered shares on the Swiss Exchange and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa.

The following table sets forth the Noon Buying Rate for dollars expressed in Swiss francs per dollar. The “Noon Buying Rate” is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Average(1)	High	Low	Period End
Fiscal 1999	CHF 1.437	CHF 1.515	CHF 1.374	CHF 1.478
Fiscal 2000	1.560	1.663	1.478	1.663
Fiscal 2001	1.697	1.830	1.590	1.736
Fiscal 2002	1.699	1.819	1.586	1.682
Fiscal 2003	1.469	1.674	1.325	1.354

(1)	Represents the average of the Noon Buying Rates on the last business day of each month during the relevant period.

	High	Low
Monthly highs and lows (over the most recent six month period):
October 2002	CHF 1.514	CHF 1.476
November 2002	1.489	1.443
December 2002	1.490	1.395
January 2003	1.402	1.353
February 2003	1.375	1.349
March 2003	1.400	1.325

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our operating results are difficult to predict and fluctuations in them may cause volatility in the price of our ADSs and registered shares.

Given the nature of the markets in which we participate, our revenues and profitability are difficult to predict for many reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, our revenues in any quarter depend primarily on orders booked and shipped in that quarter.

•	A large portion of our costs must be incurred in advance of sales orders, because we must plan research and production, order components and enter into development, sales and marketing, and other operating commitments before each quarter begins. This makes it difficult for us to adjust our costs to compensate for a revenue shortfall, which may magnify the adverse impact of a revenue shortfall on our operating results.

•	Our revenues and profitability depend in part on the mix of our retail and OEM sales, because our prices and gross margins are generally lower for sales to OEM customers compared to our sales to retail customers.

•	Fluctuations in currency exchange rates impact our revenues and profitability because we report our financial statements in United States dollars whereas a significant portion of our sales to customers are in other currencies, particularly the Euro. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in lowering or raising selling prices in a currency in order to avoid disparity with the U.S. dollar prices.

Fluctuations in our operating results may cause volatility in the price of our ADSs and registered shares.

Production levels that do not match demand for our products may result in lost sales or in a reduction in our gross margins.

We base our production levels on our forecasts of demand for our products. Actual demand for our products depends on many factors that make it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect to in the future. The following problems could occur as a result of these differences:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess manufacturing capacity. Excess inventory may negatively impact cash flows and may result in inventory write-offs. Excess manufacturing capacity could result in higher production costs and lower margins.

•	If demand for our products exceeds our forecast, we would have to rapidly increase production. We depend on suppliers and manufacturers to provide components and subassemblies. As a result, we may not be able to increase our production levels to meet unexpected demand and could lose sales on a short-term basis while we try to increase production. If customers turn to competitive sources of supply to meet their needs, our revenues would be impacted.

•	Rapidly increasing our production levels to meet unanticipated demand could result in higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

If we do not timely introduce successful products our business and operating results will suffer.

The market for our products is characterized by rapidly changing technology and frequent new product introductions. The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	timely develop innovative new products and enhancements;

•	distinguish our products from those of our competitors;

•	manufacture and deliver products in sufficient volumes; and

•	price our products competitively.

If we do not do these successfully, our business and operating results will suffer.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and types of products we sell and will endeavor to expand our product portfolio further. This expansion places a significant strain on our management, operational and engineering resources. The areas that in particular are put under strain by our growth include the following:

New Product Launch. With the growth of our product portfolio, we experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places strain on our ability to accurately coordinate the commercial launch of our products with adequate supply and marketing support to meet customer demands. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose retail shelf space and product sales.

Forecasting, Planning and Supply Chain Logistics. With the growth of our product portfolio, we also experience increased complexity in forecasting customer demand and in planning for the production and delivery of the right products to the right locations. If we are unable to scale and improve our forecasting, planning and logistics, we could frustrate our customers, lose product sales or produce excess inventory.

To manage the growth of our operations, we will need to continue to improve our transaction processing, operational and financial systems, procedures and controls to cope with the increased complexity. If we are unable to scale and improve them, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales and increased inventory. These difficulties could harm or limit our ability to expand.

If we do not compete effectively, demand for our products will fall and our business and operating results will be significantly harmed.

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, performance enhancements and new features of competing retail products, and increased price competition from less established brands.

Microsoft is our main competitor in retail pointing devices, keyboards and PC gaming devices. Microsoft’s offerings include a complete line of mice, trackballs and keyboards including cordless mice and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer base, than we have. In particular, we face potential revenue and margin impacts from Microsoft’s aggressive pricing strategies as well as their promotions and channel marketing. We are also experiencing increased competition for corded and cordless mice and desktops from less established brands, in the lower price segments.

Microsoft is a leading producer of operating systems and applications with which our pointing, keyboard and gaming devices are designed to operate. As a result, Microsoft may be able to improve the functionality of its pointing, keyboard and gaming devices to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Our main competitors in the U.S. for PC video cameras are Creative Labs and Veo. In Europe, our main competitors are Philips and Creative Labs. We are also experiencing increased competition from less established brands in PC video cameras that are seeking shelf space and increased market share through price competition.

Competitors for our interactive entertainment products include Guillemot, Interact Accessories, Gravis, Mad Catz, Microsoft and Saitek Industries. Our cordless controllers for PlayStation®2 are competing against Sony’s sales of their own corded controllers. Sony has substantially greater resources than we do.

Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In headset, microphone, and telephony products, competitors include Altec Lansing, Plantronics, and GN Netcom. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing. In addition, with our entry into the mobile phone headset business, we are competing against mobile phone and accessory companies such as Sony and Ericsson, each of whom have substantially greater resources than us and have established market positions in this business.

We expect to continue to experience competition and price pressures in the OEM business and performance enhancements of competing products in retail as well as pricing pressure from less established brands. In addition, consolidation in the personal computer and retail industries has increased the purchasing power of our customers. If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically-advanced features, design and services, and if we do not otherwise compete effectively, demand for our products will fall, our gross margins may decrease, we will lose market share, and our revenues will decline.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers.

We sell our products through a domestic and international network of distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers. The distribution, retail and OEM industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels.

The loss of one or more of our distributors, major retailers or OEM customers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high volume customers, we maintain individually significant receivable balances with these customers. As of March 31, 2003, one customer, Ingram Micro, represented 18% of total accounts receivable and 12.4% of net sales for fiscal 2003. We seek to control our credit risk through ongoing credit evaluation of our customers’ financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally we do not require any collateral from our customers. If any of our major customers were to default in the payment of its receivables owed to us, our business, financial condition and operating results could be harmed.

A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.

A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States.

The Severe Acute Respiratory Syndrome (SARS) outbreak in China has reduced our ability to travel to and from Asia-Pacific. This may have an impact on our launch of new products since engineers from the United States or Switzerland typically travel to Suzhou or Taiwan to deal with product launch related issues. If our employees outside Asia cannot meet with the production personnel, the launch of our products could be delayed or we may encounter product quality issues. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

We depend on original design manufacturers, contract manufacturers and component suppliers which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance of the contractors’ assembly processes. Any financial instability of our manufacturers or contractors could result in our having to find new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Consequently, we may experience delay in the timeliness, quality and adequacy in product deliveries, any of which could harm our business and operating results.

Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply shortages and fluctuations in component prices. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could harm our business and operating results.

We purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply is restricted or ends.

We purchase some products and some key components used in our products from single or limited sources. In particular, a significant portion of our cordless keyboards is single-sourced and the sensor in our optical mice is provided by one supplier. We generally do not have long-term agreements with our single or limited sources of supply. If the supply of these products or key components is restricted or ends, we may be unable to find a new supplier at all, or on acceptable terms, or our new and existing product shipments could be delayed, any of which could harm our business and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we will lose sales and may face financial penalties from our customers.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture and distribute our products. In addition, we rely on centralized distribution centers that may be managed by third parties. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products in our distribution channels to meet customer demand or, alternatively, we may experience a build-up in inventory. Inability to meet customer demand may result in lost sales. For example, during the first quarter of fiscal 2003, we were not able to deliver the full amount of products our customers ordered as a result of inadequate logistical execution. This resulted in a loss of revenue for the quarter. In addition, higher inventory levels can increase warehouse and freight costs, adversely affecting gross margins, as occurred in the fourth quarter of fiscal 2003. Although we are undertaking efforts to address these supply chain issues, if these or similar issues were to occur in our distribution system again, we could lose sales or incur higher distribution costs again. In addition, distributors, retailers and OEMs are increasingly assessing “charge-backs”, or monetary penalties, against suppliers like Logitech for product delivery times, quantities or products that do not match their specifications. If we are unable to deliver quality products in a timely manner, our customers may assess penalties against us that could harm our operating results.

The effect of business, legal and political risks associated with foreign countries and markets could significantly harm us.

We transact a majority of our business outside the United States. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing foreign operations;

•	laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	difficulties in collecting VAT refunds from the Chinese government;

•	foreign exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We have accumulated a significant VAT refund receivable from the Chinese government and if we do not recover this receivable, our gross margin and operating results could be significantly harmed.

In the normal course of business, we pay value-added taxes, or VAT, in China on components we purchase in China, which are refunded after export of goods manufactured in China. We file for refunds, receive approvals from Chinese tax officials and then receive our refund. Beginning in early fiscal year 2002, approval and refund delays started to occur. As a result, we have accumulated a significant VAT refund receivable that will continue to grow to the extent that our future VAT payments exceed amounts reimbursed by China or sold to third parties. We have received assurances from Chinese officials that all approved claims will be paid in full. In March 2003, we sold a portion of our VAT receivable to a bank on a non-recourse basis for a negotiated discount. If the government were to alter their position with regard to the VAT refund process, if we are unable to collect our VAT receivable for any reason, or if we are unable to negotiate similar non-recourse sales of our remaining or future VAT receivable, we could experience both a one-time charge for the write-down of our VAT receivable and on-going lower margins due to the lack of reimbursement of VAT we have paid, any of which could significantly harm our operating results.

Our introduction of products for non-PC platforms may consume significant resources and not result in significant future revenues.

We will continue to expand our product offerings with new product lines such as headsets for mobile phones, and other products that are outside of our traditional area of expertise. To accomplish this, we have committed resources to develop, sell and market these new products. With limited experience in these product lines and because these products are based on technologies that are new to us, it may be difficult for us to accurately predict revenues, manufacturing costs, customer support costs and product returns. Our ongoing investments in the development and marketing new lines of products could produce higher costs without a proportional increase in revenues.

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

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

We also rely on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all.

Pending lawsuits could adversely impact us.

Through our U.S. subsidiary we are currently involved in pending lawsuits with respect to patent infringement claims by third parties and commercial matters that arise in the normal course of business. We believe that these lawsuits are without merit and intend to defend them vigorously. However, our defense of these actions may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

Pending and future litigation and disputes arising over patent infringement claims, commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could harm our business and operating results.

Our effective tax rates may increase in the future, which could harm our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our operating results will be adversely impacted, and specifically our net income and earnings per ADS and per registered share will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods, which could harm our operating results.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the Company

Logitech was incorporated under the laws of Switzerland in 1981, and in 1988, listed its shares in an initial public offering in Switzerland. In March 1997, the Company sold 4,000,000 registered shares from treasury in a U.S. initial public offering in the form of 4,000,000 American Depositary Shares and listed the ADSs on the Nasdaq National Market. Logitech maintains its corporate headquarters through its U.S. subsidiary located at 6505 Kaiser Drive, Fremont, California. Logitech’s telephone number there is (510) 795-8500. The Company also maintains regional headquarters through local subsidiaries in Romanel, Switzerland, Hsinchu, Taiwan, and Hong Kong, China. In addition, Logitech has manufacturing operations in China, with distribution facilities in the United States, Europe and Asia, and sales offices in major cities in the United States, Europe and Asia Pacific.

Important Events and Recent Acquisitions

In April 2002, we acquired the 49% interest we did not previously own in 3Dconnexion, the provider of Logitech’s 3D controllers, for $7.4 million, payable in July 2003 using Logitech shares.

In May 2002, we acquired the 64.8% interest we did not previously own in Spotlife, Inc., whose business was to enhance video communications using the internet infrastructure, for approximately $2.5 million in cash.

Principal capital expenditures and divestitures

Our capital expenditures for property, plant and equipment for the fiscal years ended March 31, 2003, 2002 and 2001 were $28.7 million, $21.9 million and $16.8 million. Principal areas of investment during all three years relate to normal expenditures for tooling costs, machinery and equipment and computer equipment and software.

Principal equity investments

As of March 31, 2003, we have equity investments in privately-held companies totaling $1.5 million. During the years ended March 31, 2003, 2002 and 2001, we made investments of $.4 million, $1.6 million and $5.6 million and sold or wrote-off investments of $2.3 million, $4.3 million and $.5 million.

B.	Business Overview

Logitech is a leader in the design, manufacture and marketing of personal interface products for personal computers and other digital platforms. Today, the computing environment that Logitech serves is centered on the desktop. But as the interface to the digital world moves beyond the desktop and beyond the PC—to the living room, to the mobile world, to wherever and whenever people interact with digital platforms—the need for personal interface products will broaden. The Company’s product family now includes internet imaging devices such as webcams, mice and trackballs, keyboards, speakers and headsets, interactive gaming controllers, and 3D control devices.

Logitech offers rich and varied access to the world of digital information. The Company’s products provide user-centric solutions intended to be easy to install and easy to use, many of them combined with integrated software for seamless compatibility and added functionality. These products allow users to personalize and enrich their computing environment, and to easily operate in a variety of applications.

Logitech’s personal interface products are often the most frequent point of physical interaction between people and the digital world. As such, they are a significant factor in determining the man-machine interface and increasing its richness. The Company’s products are designed to reflect the way people want to work, play and communicate, allowing them to personalize and enrich their digital experience.

Over the past 20 years, Logitech has established itself as a leading designer, manufacturer and marketer of computer control devices (mice and trackballs). Building on this leadership position, the Company has capitalized on the growth in personal computing by significantly expanding its product line to include a wide range of products, from radio-based cordless input devices to keyboards, digital imaging devices such as web-cams, multimedia speaker systems and PC voice access products. In addition, the Company now produces interface devices for alternate computing platforms, going beyond the traditional desktop to include gaming controllers for console systems, as well as products for the mobile environment such as the digital pen. In every case, the Company’s products bring together the tools that business people, home users, and computer gamers need to make their time at the computer and their time on the Internet more productive, comfortable, and enjoyable. In addition, they feature award-winning industrial design and are engineered to work together.

Through integrated hardware and software functionality, Logitech products are optimized for the internet: internet web cameras enabling “one button” video instant messaging; keyboards and mice that are one click away from the internet; and most recently, software-enabled access to public and private web-cams directly from a mobile phone. These are all examples of the Company’s commitment to ensuring a user-friendly and effective Internet experience.

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

Logitech has long been at the forefront of technological innovation, with a list of more than 50 industry “firsts” to its name and a patent portfolio of more than 90 patents. In pointing devices, the Company led in optical sensing technology with the opto-mechanical mouse in 1982, and the first cordless optical mouse in 2001. The Company was also among the first to market a digital still camera in 1991.

The Company has continually embraced new connectivity technologies and standards. Logitech demonstrated the first working USB prototype at Fall Comdex in 1995. In addition, the Company pioneered digital radio-based cordless mice and keyboards and introduced the first Bluetooth™-based peripheral as well as additional proprietary high-bandwidth cordless devices.

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

•	Technology and Industrial Design Excellence. Logitech understands the balance between features and complexity, functionality and style, price and performance. The Company believes its ability to produce world class, user-centric industrial designs, coupled with innovative technologies that deliver true benefit to the consumer, set it apart from competitors. Logitech has repeatedly received awards for design and innovation. During the past year, the Company’s product design received the following awards: “red dot”, IDEA (Industrial Design Excellence Award), several iF Industrie Forum Design awards, and a CES Innovations Award. Logitech’s cutting-edge technology, evidenced by products such as the Z-680 Speakers, the Pocket Digital Camera, MX700 Mouse, MOMO Racing Force Wheel, and others, garnered numerous top billings—Editors Choice, Product of the Year, Best of What’s New, and more, in a variety of publications such as Popular Science, PC World, Computer Gaming World, Maximum PC, and many additional media worldwide.

•	Retail Brand and Distribution. The Company believes the Logitech brand name and industrial designs are recognized worldwide as symbols of product quality, innovation, ease of use and price performance. The Company enjoys a strong and growing brand presence in more than 100 countries. During the fiscal year ended March 31, 2003, the Company sold over 43 million Logitech branded products. The Company believes that in the consumer market, brand identity and brand awareness are important components of the purchase decision, and that as competition intensifies, the ability to secure shelf space will increasingly become a competitive advantage. Logitech’s brand has enabled the Company to build an extensive retail distribution network and obtain this critical shelf space. Today, the strength of this brand is apparent in the PC OEM channel as well, where systems manufacturers and integrators are choosing to bundle Logitech-branded products with their offerings.

•	Strength on the Desktop. Logitech has expanded its product portfolio to encompass a broad range of interface devices that people use every day as they work, communicate and play at their desktops. The Company’s interface devices bring together on the desktop a broad variety of products that individuals—business people, home users, gamers and others—need to make their time on the Internet and time at the computer more productive, comfortable and enjoyable. As a result, the Company is positioned to offer “one-stop shopping” for accessories that have been designed to work seamlessly together.

Logitech aggressively pursues several important aspects of today’s desktop, including the freedom and flexibility of cordless solutions, easy internet-based visual communication and innovative technologies.

•	Volume Manufacturing Capability Resulting from Strong OEM Relationships. The Company believes its established manufacturing capabilities are a significant competitive advantage. Over the past ten years the Company has built a significant manufacturing presence in Asia where its ISO 9000-certified manufacturing facilities are currently producing over 55 million units per year. As a result, Logitech has been able to maintain strong quality process controls and has realized significant cost efficiencies. Manufacturing expertise extends beyond production to include logistical support, just-in-time supply and process engineering.

This world-class manufacturing capability and expertise allows Logitech to continue its long-established relationships with large OEM customers. The Company currently sells to the majority of the world’s largest PC manufacturers, as well as to most of the next layer of systems manufacturers and integrators. Because Logitech’s engineering and design staff works collaboratively with OEM customers on the specifications for future products, the Company believes its OEM relationships provide it with valuable insight into the future of the computer marketplace and technological trends.

•	Global Presence. Logitech is a global company capable of drawing upon the strengths of its global resources, global distribution system and geographical revenue mix. With manufacturing facilities in Asia, engineering staffs in the U.S., Asia and Europe, major distribution centers in North America, Europe and Asia, as well as sales and marketing offices in major cities worldwide, the Company has access to leading technology, markets, personnel and ideas from around the world. The Company believes that by fostering a strong international culture, it is able to capitalize on the worldwide marketplace by meeting the needs of customers in many countries.

Industry Overview

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

Today’s PCs have evolved from productivity tools for word processing into affordable multimedia appliances or “digital hubs” capable of creating and manipulating vast amounts of graphics, sound and video. The interface devices sold with most new units are quite limited in the functionality they provide. This is true especially since the need to offer new personal computers at low prices dictates basic, no frills peripherals, for example a basic mouse and alphanumeric keyboard. Logitech believes the expanded PC capabilities present a significant opportunity for companies that provide innovative personal interface products for the computer, since basic input devices alone cannot effectively harness this new power and fully enable many of the newest applications.

Therefore, on one hand, PC manufacturers continue to require large volumes of simple interface devices. On the other hand, the after-market (that is, the market for peripheral upgrades and add-ons sold separately from the basic PC) grows as consumers demand more function-rich interface tools.

In addition, Logitech believes that trends established in the consumer electronics market, such as brand identity, affordability, ease of installation and use, as well as visual appeal, are rapidly becoming important aspects of PC and personal interface device purchase decisions.

Logitech also believes that personal interface device opportunities increasingly exist around non-PC platforms, such as video game consoles and mobile phones. As these additional platforms deliver added functionality, increased processing power and growing communication capabilities, Logitech expects demand for add-on, complementary devices, connected to these platforms, to increase.

Business Strategy

Logitech’s objective is to strengthen its leadership in the growing market for personal interface products, linking people to the digital world wherever and whenever they need to access digital information to communicate, learn and play. The Company has historically served the installed base of PCs by offering innovative personal interface devices to address the needs of the desktop. Whereas PCs are being used more and more as the digital hub to access information and communicate, other platforms such as game consoles and cell phones are also becoming a rich resource for people to access information, communicate and enjoy an expanding offering of interactive games. We believe that the Company is well positioned to take full advantage of the many opportunities in this growing marketplace.

In order to attain this objective, Logitech intends to pursue new areas for growth while continuing to protect and build on the Company’s current strengths. This strategic direction focuses on personal interface products surrounding three digital environments:

•	The Office—Desktops

•	The Living Room—Game Consoles

•	The Mobile Environment—Notebooks, Cell Phones, and Digital Writing

The Office Environment

Logitech has successfully broadened its penetration of its existing desktop presence by introducing new and more efficient pointing devices into the customer base. In addition, Logitech has expanded beyond its traditional role as a provider of pointing devices for the desktop into a leading brand for video imaging products, keyboards, PC audio products and control devices for 3D CAD/CAM users. The Company has the ability to introduce an even greater number of essential interface devices that people touch and use every day.

The Living Room Environment

As the game console market expands with new platforms such as PlayStation®2, Nintendo GameCube™ and Xbox™, we believe our wide range of products will attract a larger number of gamers. Logitech offers a broad spectrum of products including driving wheels, cordless game pads, audio headsets, keyboards, mice and cameras. With many of its products, Logitech can efficiently leverage its investments from one platform—desktop PC’s—into new platforms—game consoles.

The Mobile Environment

As digital information and communication are evolving into the mobile environment, the opportunity exists for Logitech to reach a broader array of platforms. The growing number of users of cell phones and notebook computers will bring additional demand for complementary personal interface products. Additionally, new technology provides the ability to digitally capture hand written notes and messages, and thus creates further opportunities in the mobile environment. Wherever and whenever people want to access, create or consume digital information, the need for an intuitive interface will remain, and with it the opportunity to deploy Logitech products and design expertise across these environments.

Products

The Company operates in a single industry segment encompassing the design, development, production, marketing and support of personal interface products. Most of the Company’s products share certain characteristics such as common customers, common sales channels and common Company infrastructure requirements.

Logitech’s personal interface products include input and pointing devices such as corded and cordless mice, trackballs, and keyboards; interactive gaming devices for entertainment such as joysticks, gamepads and steering wheels; multimedia speakers; and internet video cameras. The Company’s product families are summarized below.

•	Mice. Logitech offers many varieties of mice, sold through OEM, system builder and retail channels. Most cordless pointing devices from Logitech use our proprietary 27 mHz digital radio technology to transmit data to the host computer, without line-of-sight requirements that characterize cordless peripherals based on infrared technology. Optical technology is rapidly replacing the ball with a tracking system that works via light, using a light beam to illuminate surfaces on which the mouse is traveling. All premium retail models are bundled with MouseWare® software, enabling users to program mouse buttons for specific tasks (for example, double-click) and scroll through long documents and web pages. The Company’s newest MX™ series of mice is powered by the MX™ Optical engine which captures up to 4.7 megapixels of surface tracking information every second. The series features 8 programmable buttons, including a quick switch program selector and a proprietary “cruise control” scrolling system that provides rapid document scrolling. In addition, the flagship product of the MX™ family, the cordless, rechargeable MX™700, uses Fast RF technology for a response rate equal to that of a corded USB connection. The Company also sells both corded and cordless mice that are designed specifically for OEM customers. The Company also introduced its first Bluetooth™ product in 2001—the Logitech® Cordless presenter, designed for electronic presentations.

•	Trackballs. Logitech produces several trackballs for the retail channel. All corded and cordless models use the Company’s patented Marble® optical sensing technology, which enables reliable, accurate operation without the need to regularly clean the device to prevent build-up of dust or grease. The newest Cordless Optical TrackMan® trackball features a “cruise control” scrolling feature as well as several new programmable buttons to enhance usability.

•	Keyboards and Desktops. Logitech offers a variety of corded and cordless keyboards, from the newest award-winning top of the line Cordless Desktop® MX™, a package that combines a cordless keyboard and MX 700 rechargeable mouse, to the basic Deluxe Access® 104, an affordable, attractive corded unit. All premium keyboards offer Logitech’s innovative iTouch® software. iTouch® features one touch access to various internet sites and key functions, such as listening to music on the web and downloading MP3 files, in addition to quick access to favorite web sites, e-mail and search functions.

•	Digital Pen. The recently introduced Logitech io™ digital pen establishes a new category of input devices. The Logitech io™ pen, based on the Anoto digital pen and paper technology lets people easily store, organize, and retrieve their handwritten information by simply writing with ink on paper, and share—the way they always have. While using the special Anoto grid paper, an optical sensor embedded in the pen captures the handwritten images, storing up to 40 pages in memory. This captured digital information can then be transferred into the PC by synching the pen via a USB cradle. The Logitech io™ solution offers total mobility, since all the user must carry is the pen and a digital paper notebook.

•	Internet Video Imaging Products. Logitech’s QuickCam® family of PC video cameras features easy installation and powerful software for enhanced visual communication on the Internet. QuickCam cameras can be used to send images or video clips through email or to complement Instant Messenger applications with real time video. Our QuickCam Pro and QuickCam Web lines integrate a built-in microphone to enhance video conferencing experience.

•	Dual Mode and Digital Still Cameras. Logitech’s ClickSmart® family of dual mode cameras can be used to take pictures or short video clips when detached from the PC or used for video communication with someone over the internet in attached mode. The Logitech Pocket Digital™ provides an affordable, ultra-portable digital camera for easy picture-to-email applications.

•	PC Game Controllers. Logitech provides a full range of controllers for PC gamers. The products address key game genres: joysticks for flying, steering wheels for driving, and gamepads for sports, action, and adventure games. Though the products are very different in nature due to their different target applications, they are united by Logitech’s attention to quality and excellence of design. They also share some core Logitech technologies, such as cordlessness, force feedback, and optical sensing. Logitech consistently breaks new ground in PC game controllers with such award-winning products as the Logitech MOMO® Force steering wheel and the Logitech Freedom 2.4 cordless joystick.

•	Console Game Controllers and Accessories. Since entering the console market two years ago, Logitech has consistently broadened its line with popular products in strategic segments. Logitech is now offering products for all three of the top platforms (PlayStation®2, Xbox™, and GameCube™) and is working closely with those platform providers and game developers throughout the world to develop important new applications and technologies for this market. With its expertise in force and vibration feedback, cordlessness, voice input, and video input, Logitech is enabling a broad range of new gaming experiences. Logitech provides retail hardware, such as the Logitech Driving Force™ wheel and Logitech Cordless Controllers, and OEM hardware including the USB headset (bundled with Sony Computer Entertainment’s SOCOM: U. S. Navy SEALs) and the Sony EyeToy™ camera. To enable this hardware and ensure high-quality support within games, Logitech also provides state-of-the-art software drivers and tools to game developers.

•	Multimedia Speakers. The Company’s multimedia speakers are designed for three different user groups: Basic PC users listening for the sounds of audio affirmation from multimedia software such as e-mail and educational or basic music applications; Audio Enthusiasts wanting full fidelity music from CDs, MP3s, and DVD programs; and Gamers/Desktop theater users desiring the most involved surround sound experience. The Company offers a range of models from its flagship multi-platform Logitech Z-680 speakers (simultaneously working with PCs, game consoles, and DVD players) with 500 watts of power, THX approval, and 5.1 channels—to high volume, entry-level 2-piece speaker systems. The flagship models consistently garner multiple best in class awards, which affirm Logitech’s brand in the speaker space.

•	PC and Game Console Headsets and Microphones: Logitech offers a complete line of voice access headsets and microphones. This line is designed to provide the best performance from many PC and game console applications, including voice-over-internet communication, speech recognition, and video game voice command. Logitech is the world’s largest producer of USB headsets for PCs and game consoles.

•	Mobile Phone Headsets. This recently introduced line consists of innovatively designed corded headsets that address the active lifestyle of users, as well as new cordless models offering advanced technologies. Extensive research drove the invention of proprietary patent pending designs, which enable the Company to create headsets that are more compatible with the “on the go” lifestyle of mobile phone users. The headset designs are cost effective, making the products price competitive, while providing an enhanced user experience.

•	3D Motion Controllers. The Company’s subsidiary, 3Dconnexion, offers 3D input devices for the growing field of 3D motion control, used in the CAD (Computer Aided Design), EDA (Electronic Design Automation), GIS (Geographic Information Systems) and DCC (Digital Content Creation) markets. Over 200,000 professionals use 3Dconnexion motion controllers, including its SpaceBall®, SpaceMouse®, CadMan®, and SpaceNavigator™. All 3Dconnexion motion controllers leverage the productivity benefits and comfort of working with two hands—one hand on the mouse to select, modify or annotate, and the other hand on the motion controller to navigate.

Technology

Logitech products are sophisticated systems that combine multiple engineering disciplines—lightweight radio frequency transmission, optical, mechanical, electrical, acoustical and software—and incorporate both cognitive and physiological elements in user-centric industrial designs. These systems share common design elements, including: sensors to detect and encode motion, images, sound or other analog data into electrical signals; custom ASICs; microcontrollers to convert and process signals received from the sensor; a communications subsystem to exchange signals with an attached computer or other intelligent host; and a suite of driver, utility and user interface software modules and web sites. The Company believes these software modules and web support complete a seamless user-centric solution for information input, access and control. Logitech’s products incorporate the following principal technologies:

•	Motion Sensing. The Company’s sensors transform analog motion and images into electronic signals. Logitech was the first to introduce optical sensing in pointing devices. For example, all of Logitech’s patented Marble® products utilize an optical trackball sensor, greatly improving trackball accuracy and durability. Similarly, Logitech’s digital cameras utilize optical sensors to detect colors, shapes and other image attributes and convert these attributes into electronic signals. Through a variety of sophisticated sensing and encoding techniques, Logitech has been able to improve the optical sensing quality, lower the cost, and increase the reliability of its optical mouse products.

•	Signal Processing Algorithms. Logitech engineers employ sophisticated signal processing algorithms across many product lines to compute spatial displacements, enhance color image quality and compress or format data for transmission. For example, in the Company’s internet video cameras, signal-processing algorithms are used for color extraction, image enhancement and data compression.

•	Power Management. The Company’s products utilize advanced power management including techniques to reduce power consumption when needed. Cables connected to separate power supplies are inconvenient in the case of products such as corded pointing devices, and impossible in the case of cordless devices. Consequently, the Company believes low power consumption is an essential product attribute for the consumer marketplace. In addition, with up to 127 devices potentially drawing power from a single USB port, the Company believes its power management expertise is particularly important for USB products.

•	RF Technologies and Cordless Product Design. The Company has been at the forefront in the development and supply of low power radio frequency (RF) technology for use over short distances. The Company is focusing its current cordless development efforts primarily on RF devices with our new MX series of mice reflecting the latest Fast RF Cordless technology. Logitech believes the Bluetooth™ Cordless Standard, a communications standard, will be an enabler to a much wider acceptance of cordless products in the marketplace, thus boosting the growth of companies active in this market segment. With the Cordless Presenter™, the Company introduced its first Bluetooth™ personal interface product.

•	Force Feedback. Force feedback adds a real physical sensation to computer and console systems, enabling users to feel surfaces, bumps, vibrations, textures, inertia, liquids, springs, and many other compelling physical phenomena. This licensed technology is primarily used in joysticks and steering wheels where game players can experience the actual physical sensation of being at the controls of a fighter jet or at the wheel of a racing car.

•	Software. The growth of the internet is providing new technical challenges and opportunities for the Company. The Company is focusing its development efforts on the interface to the internet, communications over the internet, and security on the internet, with products and services like iTouch and video instant messaging. Software technologies such as object based programming and tight integration between the hardware device and application, enable easier to use interactions and Internet service access.

•	Audio. The Company’s audio development resources cover a wide range of audio technologies. In speaker systems, the Company utilizes advanced computer aided design tools for amplifier and PCB design. Sophisticated laser and PC based technologies support speaker transducer design. For headsets, in-house engineering and testing technology ensure high resolution voice recognition microphones. Computer aided design and in-house rapid prototyping technology speed the overall process and help assure that products meet design and performance goals.

Research and Development

The Company believes that continued investment in product research and development is critical to its continued success. The Company believes that its international structure provides advantages and synergies to its overall product development efforts. Logitech’s product research and development activities are mainly conducted at five engineering centers located in Fremont, California; Vancouver, Washington; Romanel-sur-Morges, Switzerland; Hsinchu, Taiwan; and Seefeld, Germany.

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

The Company’s subsidiary, 3Dconnexion, whose research and development facility is located in Seefeld, Germany, provides the Company with its ongoing research in 3D controller devices. The location of the facility provides Logitech with access to Germany’s leading automotive manufacturers who are also important 3Dconnexion customers. In addition, this facility is in close proximity to the Munich office of the German Aerospace Center, a leading research center in robotics and from whom we have licensed some of our 3D technology.

The Company’s research and development expenses for fiscal years 2003, 2002 and 2001 were $56.2 million, $50.5 million and $36.7 million. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

Marketing, Sales and Distribution

The primary end-user markets for Logitech mice, trackballs and keyboards are consumers, small office and home office (“SoHo”) users, and, through its OEM customers, corporate buyers. The primary end user market for Logitech entertainment devices, such as joysticks, gamepads and steering wheels, is consumers. The primary end-users for Logitech’s audio products are consumers, SoHo, and OEM customers. The Company’s end user markets for its PC video cameras are SoHo users, corporate buyers and consumers. Logitech’s primary end user markets are in North America, Europe and Asia-Pacific. However, it also markets its products in Latin America, the Middle East, Africa and other regions.

Logitech builds awareness of its products and brand through targeted advertising, public relations efforts, in-store promotions and merchandising, a worldwide website and other efforts. It also develops knowledge of its end users through customer feedback and market research, including focus groups, product registrations, end user questionnaires, primary and multi-client surveys and other techniques. In addition, manufacturers of PCs and other products also receive customer feedback and perform end user market research, which sometimes result in specific requests to the Company for specific products, features or enhancements.

Logitech sells through many distribution channels, including distributors, OEMs and regional and national retail chains, including online retailers. The Company supports these retail channels with distribution centers located in the United States, Europe and Asia. These centers perform final configuration of products and product localization with local language manuals, packaging, software CDs and power plugs. In addition, Logitech’s distribution mix includes electronic commerce in the U.S. as well as e-commerce capabilities in several European countries.

Logitech sells to large OEM customers through a direct sales force and supports smaller OEM customers through distributors. The Company counts the majority of the world’s largest PC manufacturers among its customers.

In retail channels, Logitech’s direct sales force sells to distributors and large retailers. Its distributor customers typically resell products to retailers, value-added resellers, and system integrators with which Logitech does not have a direct relationship. These distributors in the U.S. include Ingram Micro Inc. and Tech Data Corporation, and in Europe include Tech Data Corporation, Ingram Micro, Actebis and many strong national distributors such as Banque Magnetique in France.

Logitech’s products can be found in major retail chains, where they typically enjoy access to significant shelf space. These chains in the U.S. include Best Buy Co., Inc., CompUSA, Inc., Office Depot, Inc., Staples, Inc., Target and Wal-Mart, and in Europe include Media Markt, Carrefour, FNAC, Dixons Stores Group PLC and most key national consumer electronics chains. Logitech products also can be found at the top online etailers, which include Amazon.com, Buy.com, CDW, Insight, MicroWarehouse, and others.

Through its operating subsidiaries, the Company maintains sales offices or sales representatives in over 20 countries, and throughout the United States.

Principal Markets

The Company operates in one business segment, which is the design, development, production, marketing and support of personal interface devices.

Net sales to unaffiliated customers by geographic region were as follows:

	Year ended March 31,
	2003	2002	2001
	(In thousands)
Europe	$487,762	$413,348	$334,414
North America	435,612	389,949	278,935
Asia Pacific	176,914	140,249	122,200

Net sales	$1,100,288	$943,546	$735,549

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

Manufacturing

The Company’s manufacturing operations consist principally of final assembly and testing. Logitech’s high-volume manufacturing is located in Suzhou, China. The Suzhou facilities are designed to allow production growth as well as flexibility in responding to changing demands for the Company’s products. The Company continues to focus on improving the efficiency at the Suzhou facilities, including the implementation of total quality management and total employee involvement programs.

New product launches, process engineering, commodities management, logistics, quality assurance, operations management and management of our original design manufacturers occur in Hsinchu, Taiwan, Suzhou, China and Hong Kong, China. Certain components are manufactured to the Company’s specifications by vendors in Asia, the United States and Europe. Logitech also utilizes contract manufacturers to supplement internal capacity, to reduce volatility in production volumes and to reduce the transit time from final assembly to regional distribution centers. In addition, certain products, including keyboards, certain gaming devices and our audio products, are manufactured by third-party suppliers to the Company’s specifications. Retail product localization with local language manuals, packaging, software CDs and power plugs is performed at distribution centers in the United States, Europe and Asia.

Competition

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, performance enhancements and new features of competing retail products, and increased price competition from less established brands.

Microsoft is our main competitor in retail pointing devices, keyboards and PC gaming devices. Microsoft’s offerings include a complete line of mice, trackballs and keyboards including cordless mice and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer base, than we have. In particular, we face potential revenue and margin impacts from Microsoft’s aggressive pricing strategies as well as their promotions and channel marketing. We are also experiencing increased competition for corded and cordless mice and desktops from less established brands, in the lower price segments.

Microsoft is a leading producer of operating systems and applications with which our pointing, keyboard and gaming devices are designed to operate. As a result, Microsoft may be able to improve the functionality of its pointing, keyboard and gaming devices to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Our main competitors in the U.S. for PC video cameras are Creative Labs and Veo. In Europe, our main competitors are Philips and Creative Labs. We are also experiencing increased competition from less established brands in PC video cameras that are seeking shelf space and increased market share through price competition.

Competitors for our interactive entertainment products include Guillemot, Interact Accessories, Gravis, Mad Catz, Microsoft and Saitek Industries. Our cordless controllers for PlayStation®2 are competing against Sony’s sales of their own corded controllers. Sony has substantially greater resources than we do.

Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In headset, microphone, and telephony products, competitors include Altec Lansing, Plantronics, and GN Netcom. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing. In addition, with our entry into the mobile phone headset business, we are competing against mobile phone and accessory companies such as Sony and Ericsson, each of whom have substantially greater resources than us and have established market positions in this business.

See discussion in Item 3.D Risk Factors—“If we do not compete effectively, demand for our products will fall and this could result in reduced revenues, margins, and profitability.”

Intellectual Property and Proprietary Rights

Intellectual property rights that apply to our products and services include patents, trademarks, copyrights and trade secrets.

We hold a number of patents and pending applications from the U.S., as well as from other countries. While we believe that patent protection is important, we also believe that patents are of less competitive significance than factors such as technological expertise, ease-of-use, and quality design. No single patent is in itself essential to us as a whole. From time to time we receive claims that we may be infringing patents or other intellectual property rights of others. When we receive such claims, we refer them to our counsel, and current claims are in various stages of evaluation and negotiation. If we determine that it is necessary or desirable, we may seek licenses for certain intellectual property rights. However, we can give no assurance that we will be able to obtain licenses from any claimant, that we can accept the terms of any offered licenses, or that litigation will not occur. The failure to obtain necessary licenses or other rights, or litigation arising out of such claims, could adversely affect our business. See also the discussion in Item 3.D Risk Factors—“We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products that compete with our products.”

To distinguish genuine Logitech products from those of our competitors and makers of counterfeit products, we have used, registered, and/or applied to register certain trademarks and trade names in the U.S. and in foreign countries and jurisdictions. We enforce our trademark and trade name rights in the U.S. and abroad. In addition, the software for our products and services is entitled to copyright protection, and we generally require our customers to obtain a software license before we provide them with that software. We also protect details about our products and services as trade secrets through employee training, license and non-disclosure agreements and technical measures.

Governmental Regulation

We are subject to various safety, environmental, electrical and mechanical governmental regulations that exist throughout the world. The effects of these government regulations on our business are limited to the cost of allocation of the appropriate resources for agency fees and testing as well as the time it takes to obtain agency approvals. The costs and schedule requirements are industry requirements and therefore do not represent an undue burden relative to our competitive position. As regulations change, we must modify our products or processes to address these changes.

Seasonality

Logitech’s retail sales are seasonal. Our sales are typically highest during our third fiscal quarter, due primarily to the increased demand for our products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Our sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

Materials

We purchase some of our products and key components used in our products from single or limited sources. In particular, a significant portion of our cordless keyboards is single-sourced and the sensor in our optical mice is provided by one supplier. See discussion in Item 3.D Risk Factors—“We purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply is restricted or ends.”

C.	Organizational Structure

The following is a listing of our significant subsidiaries:

Name	Incorporated in	Ownership Interest
Logitech Inc.	U.S.	100%
Logitech Far East Ltd.	Taiwan	100%*
Suzhou Logitech Electronics Co. Ltd.	China	100%
Logitech Europe S.A.	Switzerland	100%

*	Due to local legal requirements, there are holders of nominal shares apart from Logitech.

D.	Property, plant and equipment

Logitech’s U.S. subsidiary has headquarters in Fremont, California in a leased building comprising approximately 116,000 square feet. This facility is also occupied by Logitech’s Americas headquarters, including research and development, product marketing, sales management, technical support and administration. The Company’s Fremont lease expires in March 2006.

The audio business unit is located in 17,822 square feet of leased office space in Vancouver, WA. The Company also leases an 80,000 square foot warehouse facility in Vancouver, WA. Both of these leases have terms through April 2006. The warehouse facility is no longer being used as the Company has moved all of its North American distribution to Memphis, Tennessee.

Logitech’s Europe headquarters are in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 33,300 square feet and includes research and development, product marketing, sales management, technical support, administration and certain Logitech group activities including finance.

Logitech’s worldwide operations headquarters are in a Company-owned 112,000 square foot facility in Hsinchu, Taiwan, and includes mechanical engineering, new product launches, process engineering, commodities management, logistics, quality assurance, and administration. Personnel in Hsinchu through the use of externally administered warehouses in Taiwan, China and Singapore manage distribution of product throughout Asia. Logitech’s high volume manufacturing is located in Suzhou, China, in a Company-owned 253,700 square foot building and a leased 91,500 square foot building. The lease is due to expire in July 2003; we intend to renegotiate and extend the term.

Logitech has major distribution centers in Memphis, Tennessee, Nijmegen and Tilburg, the Netherlands and Hsinchu, Taiwan. The Memphis facility is contracted with a warehouse management company who leases and manages the distribution center for Logitech. The Memphis warehouse facility is 325,000 square feet, and our arrangement with the management company is through May 2005. Our Nijmegen location manages the logistics for our European retail business including a warehouse in Tilburg, The Netherlands. The Nijmegen facility consists of 13,300 square feet and is subject to a lease due to expire in July 2005. The Tilburg facility is the main distribution location in Europe and is contracted with a warehouse management company who leases and manages the distribution center for Logitech. The Tilburg warehouse is 270,228 square feet and our arrangement with the management company is through February 2004. Logitech also contracts with various distribution services throughout the world for additional warehouses in which the Company stores inventory.

Logitech’s subsidiary, 3Dconnexion, has leased a 4,600 square foot office in Los Gatos, California through the year 2006. In Seefeld, Germany, 3Dconnexion has leased 12,400 square feet through the year 2010 for its European headquarters, research and development and manufacturing. In addition, 3Dconnexion leases sales offices in Michigan, Texas, France and Poland with various expiration dates through 2004.

Logitech also has sales offices in approximately 40 locations in over 20 different countries. These offices are leased with various expiration dates from 2003 to 2010.

We believe that our current facilities will be adequate for our needs for the foreseeable future.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This annual report to shareholders contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth above in Item 3, “Risk Factors”, and below in Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

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

The Company sells its products through two primary channels, original equipment manufacturers (“OEMs”) and a network of retail distributors and resellers (“retail”). Products sold to OEMs, principally pointing devices, are generally resold to end users bundled with new PCs. Sales to OEMs as a percentage of total net sales can vary significantly and have ranged from 13% to 33% on a quarterly basis over the past three fiscal years.

Logitech was founded in Switzerland in 1981, and in 1988 listed its shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADS”), and listed the ADSs on the Nasdaq National Market System. The Company’s corporate headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland, Hsinchu, Taiwan and Hong Kong, China through local subsidiaries. In addition, Logitech has its principal manufacturing operations in China, with distribution facilities in the United States, Europe and Asia.

Results of Operations

The following table sets forth certain consolidated financial statement amounts in thousands and as a percentage of net sales for the periods indicated:

	Year ended March 31,
	2003		2002		2001
Net sales	$1,100,288	100.0%	$943,546	100.0%	$735,549	100.0%
Cost of goods sold	735,784	66.9	627,998	66.6	502,290	68.3

Gross profit	364,504	33.1	315,548	33.4	233,259	31.7
Operating expenses:
Marketing and selling	141,194	12.8	130,060	13.8	105,140	14.3
Research and development	56,195	5.1	50,531	5.3	36,686	5.0
General and administrative	43,233	3.9	37,739	4.0	33,484	4.6
Purchased in-process research and development	—	—	—	—	3,275	0.4

Total operating expenses	240,622	21.8	218,330	23.1	178,585	24.3

Operating income	123,882	11.3	97,218	10.3	54,674	7.4
Interest expense, net	(1,196)	(0.1)	(1,956)	(0.2)	(148)	—
Other income (expense), net	866	0.1	(1,567)	(0.2)	2,628	0.3

Income before income taxes	123,552	11.3	93,695	9.9	57,154	7.7
Provision for income taxes	24,709	2.3	18,739	2.0	12,086	1.6

Net income	$98,843	9.0%	$74,956	7.9%	$45,068	6.1%

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

Revenue Recognition

Revenues are recognized when all of the following criteria are met:

•	evidence of an arrangement exists between the Company and the customer;

•	title and risk of loss transfers to the customer;

•	the price of the product is fixed or determinable; and

•	collectibility of the receivable is reasonably assured.

Revenues from sales to distributors and authorized resellers are subject to terms allowing certain rights of return, price protection and allowances for customer marketing programs. Accordingly, allowances for estimated future returns, price protection and customer marketing programs are recorded upon revenue recognition. Upon shipment of the product, we record an estimate of potential future product returns related to revenue recorded in the period. Management analyzes historical returns, distributor inventory levels, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowances. We also record reductions to revenue for the estimated cost of customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives. Significant management judgments and estimates must be used in connection with establishing these allowances in any accounting period. If market conditions were to deteriorate, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

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

Inventory Reserves

We evaluate our inventory for estimated excess and obsolete amounts as well as declines in marketability based upon technology trends, our plans for the product and assumptions about future demand and market conditions. If a sudden and significant decrease in demand for our products occurs, or if rapidly changing technology and customer requirements results in a higher risk of excess inventory or obsolescence, we may be required to increase our inventory allowances and our gross margin could be adversely affected.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance at March 31, 2003, due to uncertainties related to our ability to utilize some of our deferred tax assets before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Valuation of Long-Lived and Intangible Assets and Goodwill

We review for impairment of long-lived assets, such as investments, property and equipment, and goodwill and other intangible assets, whenever events indicate that the carrying amount might not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	our market capitalization relative to net book value.

When Logitech determines that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Logitech completed an annual impairment review of goodwill in fiscal 2003 and determined that goodwill is not impaired. As the Company has fully integrated Labtec as well as previously acquired companies, discrete financial information for the acquisitions is no longer available. As a result, Logitech completed the impairment test of Labtec goodwill on an enterprise value basis.

Recent Developments

On April 5, 2002, the Company acquired the 49% interest it did not previously own in 3Dconnexion, the provider of Logitech’s 3D controllers, for $7.4 million, payable in July 2003. 3Dconnexion’s assets and liabilities have been included in the Company’s consolidated financial statements since acquiring a controlling interest at September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion’s assets, liabilities and results of operations was not material to the Company’s sales, results of operations, financial position, cash flows or earnings per share.

On May 3, 2002, the Company acquired the 64.8% it did not previously own of Spotlife Inc. for approximately $2.5 million in cash. The acquisition was accounted for using the purchase method of accounting. The impact of Spotlife’s assets, liabilities and results of operations was not material to the Company’s financial position, sales, results of operations, cash flows or earnings per share.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Net Sales

Net sales for the year ended March 31, 2003 increased $157 million or 17% to $1.1 billion. This growth came primarily from the Company’s corded mice, keyboards, desktop, video, and audio products. With approximately 49% of the Company’s sales denominated in currencies other than the U.S. dollar, the Company estimates that the impact on net sales of the stronger Euro along with the impact of exchange rate changes in the Japanese Yen and Taiwanese Dollar relative to the U.S. dollar, was to increase sales by $51 million; this calculation does not take into account the impact these currency fluctuations have on our global pricing strategy which results in us lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices.

Retail sales grew by 15% despite flat sales in North America during the second half of the year and warehouse transition issues encountered in North America in the first quarter of fiscal 2003 when the Company consolidated two warehouses located on the west coast and moved them to a third-party distribution center in Memphis, Tennessee. The transition issues included a combination of physical lay out, systems, management and other process issues at our third-party logistics provider and reduced our ability to ship product to our North American retail customers in the months of May and June 2002.

The retail sales growth was mainly from keyboards, desktops, corded mice, audio, and video products. Our sales of pointing devices increased by 14%, with unit volumes increasing by 13%, driven by strong growth in our sales of corded mice. Sales of keyboard and desktop products increased by 24% while volume grew 40% over the last year. Sales growth was primarily from the corded keyboards and cordless desktop lines. Growth in our corded keyboards was driven by strong sales of our value priced corded keyboards across all regions. The growth in our cordless desktop lines reflects strong demand for our cordless products as consumers continue to upgrade their personal computers with peripherals purchases. Video sales increased by 16% with unit volume increasing 3% compared to last year. This was primarily due to continued demand for our PC web cameras with contributions from the sales of the Logitech Pocket Digital camera introduced in May 2002. Our sales of interactive entertainment products for gaming consoles decreased by 14% and the unit volumes increased by 13%. The decline in sales was due to the decrease in demand for the GT Force Steering Wheel for PlayStation®2 introduced in late fiscal 2001 and early 2002 partially offset by sales of our new products, the cordless controller for the PlayStation®2, introduced in September 2002, and the Xbox introduced in December 2002. The increase in volume was related to the cordless controllers, which have a lower average selling price compared to the GT Force Steering Wheel console products sold in 2002. Despite the popularity of gaming console devices, the market demand for PC gaming products has continued to decline, and as a result our sales of PC gaming peripherals have declined by 10% as compared to last year while our volume grew by 5%. The increase in volumes was due to strong demand in the fourth quarter for PC steering wheels. Sales of our audio products grew by 13% with unit volumes decreasing by 28%. The sales increase was due to the continued success of the Logitech branded Z series PC speaker family, which was partially offset by lower demand for the Company’s value-priced Labtec branded product lines. The lower demand for the Labtec branded products drove the unit volume decreases.

OEM sales increased by 23% compared to last year, principally due to the significant sales in audio products and cordless desktops. The Company’s OEM audio sales were driven by sales of our USB headsets for the PlayStation2.

Gross Profit

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory reserve provisions. Gross profit increased 16% to $365 million. This increase came from higher sales volumes partially offset by the slight decrease in gross margin.

Gross margin (gross profit as a percentage of net sales) decreased from 33.4% to 33.1%. The decrease was primarily due to higher warehousing and freight costs related to higher inventory levels during the second half of the fiscal year. This inventory growth was driven by a combination of the North American west coast dock strike, logistical inefficiencies and the decision to carry more inventory to meet expected customer demand. The decrease in gross margin was also partially due to our channel mix. Our sales mix in fiscal 2003 included a higher percentage of OEM sales, which have a lower margin than retail sales.

Operating Expenses

Marketing and Selling

Marketing and selling expenses consist of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expense increased 8.6% to $141.2 million. This increase was directly related to the Company’s increased sales performance resulting in higher commission expenses, marketing initiatives related to the introduction of new products, particularly the io Pen, and marketing programs related to cordless products. In addition, the increase also related to the strengthening of the Euro and Swiss Franc relative to the U.S. dollar. As a percentage of sales, marketing and selling costs decreased from 13.8% to 12.8%.

Research and Development

Research and development expenses consist of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and the enhancements of existing products. Research and development expenses increased 11.2% to $56.2 million. The increase was mainly due to the higher personnel expenses relating to the development of new products. In addition, the increase also related to the strengthening of the Euro and Swiss Franc relative to the U.S. dollar. As a percentage of sales, research and development decreased from 5.3% to 5.1%.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expense for the year ended March 31, 2003 increased 14.6% to $43.2 million. This increase was primarily due to increased information technology costs in support of the engineering, operations and human resource functions. In addition, the increase also related to increased personnel to support the growth of our business and the strengthening of the Euro and Swiss Franc relative to the U.S. dollar. As a percentage of sales, general and administrative decreased from 4.0% to 3.9%.

Interest Expense, Net

Interest expense for the year ended March 31, 2003 was $1.2 million, compared to $2.0 million in 2002. Interest was higher last year because of short-term borrowings of $35 million in March 2001 and $55 million in April 2001 to finance the Labtec acquisition and repay Labtec obligations and credit lines. This debt was repaid in June 2001 through the issuance of the convertible bonds bearing interest at an effective rate of 1.96%.

Other Income (Expense), Net

Other income was $.9 million for the year ended March 31, 2003, compared to other expense of $1.6 million last year. Other income this year included $2.8 million of favorable fluctuations in exchange rates offset by a $1.7 million loss from investment write-downs and the sale of shares of investments. Other expense last year included the $1.2 million write-off of an investment and $2.5 million of losses recorded for investments accounted for under the equity method, partially offset by the $1.1 million gain on the sale of shares in Immersion and $.6 million of proceeds from a property loss insurance claim.

Provision for Income Taxes

The provision for income taxes consists of income and withholding taxes. The provision for income taxes for the year ended March 31, 2003 was $25 million compared to $19 million, representing a 20% effective tax rate in 2003 and 2002.

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

Net Sales

Net sales for the year ended March 31, 2002 increased $208 million or 28% to $944 million. This growth was shared across all product categories, but primarily came from the Company’s pointing device products, the audio products associated with the acquisition of Labtec and from the Company’s desktop products. The Euro’s loss in value compared to the U.S. dollar restrained sales growth for fiscal year 2002. With approximately 52% of the Company’s sales denominated in currencies other than the U.S. dollar, the Company estimated that the impact on net sales of the weakening Euro along with the impact of exchange rate changes in the Japanese Yen and Taiwanese Dollar relative to the U.S. dollar, was to decrease sales by $24 million; this calculation does not take into account the impact these currency fluctuations have on our global pricing strategy which results in us lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices.

Net sales reflect the impact of the Labtec acquisition beginning in fiscal 2002. If the Company had acquired Labtec at the beginning of fiscal 2001 and Labtec sales were included in the results for fiscal year 2001, the sales growth would have been $121 million or 15% for the year ended March 31, 2002.

Retail sales grew by 42% over the prior year. This growth was shared across all product categories. Retail sales of the Company’s pointing devices, which include mice and trackballs, grew by 22% while unit volumes grew by 24%. Driven by the Company’s cordless optical wheel mouse, cordless mice were a significant source of this strong growth, with 103% growth in sales and 73% growth in unit volumes. Even with this growth, mice represent 37% of the Company’s total retail sales compared to 38% in the prior year, reflecting the Company’s expanded retail product offerings. Sales of desktop products grew by 45% and unit volumes grew by 64%, with the majority of the growth coming from cordless desktop products. In the PC video camera business, retail sales grew 17% and unit volumes increased by 26% over fiscal 2001. This growth was driven primarily by our strong performance across all video products. Sales of interactive entertainment products grew by 25% while unit volumes declined by 7%. This unit volume decrease reflects volume decreases in sales of joysticks and gamepads which were offset by the strong sales of the higher value GT Force Steering Wheel for PlayStation® 2. The Company’s audio products, which include a full range of PC headsets, speakers and headphones, added eleven percentage points of absolute growth to retail sales during fiscal year 2002.

OEM sales declined by 15% compared to the prior year, principally due to the significant sales of PC video cameras in fiscal 2001 coupled with sluggish sales of new PCs in fiscal year 2002.

Gross Profit

Gross profit increased 35% to $316 million, due primarily to significantly higher sales volume. Gross margin (gross profit as a percentage of net sales) increased from 31.7% to 33.4%. This improvement reflected a shift toward higher margin retail products in the sales mix and improved product margins in several retail categories. In particular, retail product margins for pointing devices, video and entertainment products improved primarily due to manufacturing cost reductions. OEM product margins also increased due to both continued cost reductions and a sales mix of higher margin products.

Operating Expenses

Marketing and Selling

Marketing and selling expense increased 24% to $130 million. This increase was directly related to the Company’s increased sales performance and marketing initiatives aimed at strengthening the Company’s retail presence. The Company increased marketing costs in new product areas, particularly internet video cameras and audio products. With the acquisition of Labtec at the end of fiscal year 2001, the Company incurred product marketing, product and packaging design and advertising costs relating to the audio products. As a percentage of sales, marketing and selling costs slightly decreased from 14.3% to 13.8%.

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

Interest Expense, Net

Interest expense for the year ended March 31, 2002 was $2.0 million, compared to $.1 million in 2001. Interest expense increased due to the short-term borrowing and subsequent issuance of the five-year convertible bonds to finance the Labtec acquisition and repay Labtec obligations and credit lines. This debt was repaid in June 2001 using proceeds from the issuance of our convertible bonds.

Other Income (Expense), Net

Other expense was $1.6 million for the year ended March 31, 2002, compared to other income of $2.6 million in 2001. Other expense in fiscal year 2002 included the $1.2 million write-off of an investment and $2.5 million of losses recorded for investments accounted for under the equity method, partially offset by the $1.1 million gain on the sale of shares in Immersion Corporation and $.6 million of proceeds from a property loss insurance claim. Other income in fiscal year 2001 was primarily due to the gains of $1.9 million from the sale of a building and $1.3 million from the sale of an investment, partially offset by $.7 million of losses recorded as an investment accounted for under the equity method.

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

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At March 31, 2003, net working capital was $325.7 million, compared to $265.7 million at March 31, 2002. Cash and cash equivalents totaled $218.7 million, an increase of $75.6 million from March 31, 2002. The increase in cash during fiscal 2003 was primarily due to profitable operations.

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

The Company had credit lines with several European and Asian banks totaling $62.8 million as of March 31, 2003. As is common for business in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of March 31, 2003, $54 million was available under these facilities.

Acquisition of Labtec

In March 2001, the Company completed the acquisition of Labtec, Inc. for $73 million, with $47.6 million paid in cash and $25.4 million paid through the issuance of ADSs. In fiscal 2001, the Company borrowed $35 million under a $90 million term loan credit facility to finance part of the cash portion of the acquisition cost. During the first quarter of fiscal 2002, the Company borrowed the remaining term loan balance of $55 million to repay short-term Labtec borrowings of $19 million, long-term Labtec borrowings of $27 million and to pay other obligations relating to the acquisition. In June 2001, the Company sold 1% convertible bonds in a registered offering. Net proceeds of $93 million were used to repay the $90 million bridge loan.

Cash Flow from Operating Activities

The Company’s operating activities provided net cash of $145.1 million for the year compared to $112.6 million, and $12.0 million for the years ended March 31, 2002 and 2001. The increased cash flow was due to stronger collection efforts on higher sales during the year and increased focus on receivable collection efforts. The Company also invested cash in inventory because of a combination of factors including logistical difficulties in product distribution and preparing for higher levels of sales of our new products in future quarters. This increase in inventory was partially offset by our increase in accounts payable and accrued liabilities.

Depreciation expense decreased by $2.6 million compared to last year. One of the main components of our depreciation expense is depreciation from tooling, which can vary significantly from period to period. The variability occurs because tooling is depreciated over the shorter of the estimated life of the tool or one year, and is based on production levels. In fiscal year 2002, most new tools were placed in service late in the first quarter and early in the second quarter while in fiscal year 2003, fully depreciated tools were in use and most of the new tools were not placed in service until late in the second quarter. This resulted in tooling depreciation that was lower by $1.8 million for the year.

Cash Flow from Investing Activities

The Company’s investing activities used cash of $24.6 million for the year ended March 31, 2003, compared to $24.5 million and $59.1 million for the years ended March 31, 2002 and 2001. During the year ended March 31, 2003, the Company received net cash of $2.5 million as a result of the Spotlife acquisition in May 2002 and used $.4 million to acquire non-marketable securities. The Company recognized $.7 million proceeds from the sale of available-for-sale securities, and $1.3 million of net cash proceeds from the sale of a non-core business activity in December 2002.

During the year ended March 31, 2002, cash of $6.8 million was used for additional acquisition costs related to the purchase of Labtec and to acquire non-marketable equity investments. These expenditures were partially offset by cash proceeds of $4.2 million from the sale of available-for-sale securities.

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

The amounts invested in all three years for capital expenditures include normal expenditures for computer hardware and software, tooling costs, capital improvements, and machinery and equipment.

Cash Flow from Financing Activities

The Company’s financing activities used net cash of $46.6 million for the year ended March 31, 2003. This was principally the result of treasury stock purchases, offset by the sale of shares upon the exercise of employee stock options and stock purchase rights. In June 2002, the Company repurchased 88,000 shares for $3.8 million in open market transactions under a short-term stock buyback program. In July 2002, the Company announced a program to buy back up to CHF 75 million (approximately $52 million based on exchange rates at the date of announcement) of Logitech shares in a twelve-month period. In March 2003, the Company completed its buy back program with the repurchase of 1,509,000 shares for $52.4 million in open market transactions under this program. In February 2003, the Board of Directors authorized an additional repurchase plan for up to CHF 75 million (approximately $55 million based on exchange rates at the date of announcement) of the Company’s registered shares over the next twelve months. At March 31, 2003, the Company had repurchased 238,000 shares under the new plan for $7.6 million in open market transactions. During fiscal year 2003, the Company realized $15.6 million of proceeds from the sale of shares pursuant to employee stock purchase and stock option plans.

The Company’s financing activities provided cash of $13.2 million for the year ended March 31, 2002. In April 2001, the Company borrowed $55 million under a bridge loan, bringing the total bridge loan for the Labtec acquisition to $90 million. During the first quarter of fiscal 2002, the Company repaid short-term Labtec borrowings of $19 million and long-term Labtec borrowings of $27 million. In June 2001, the Company sold 1% convertible bonds denominated in Swiss francs in a registered offering in Switzerland. Net proceeds of $93 million were used to repay the $90 million bridge loan. The Company also realized $16.4 million of proceeds from the sale of registered shares and treasury shares to fulfill employee stock option and stock purchase plan requirements. In August through October 2001, under a previously announced registered share buyback program, the Company repurchased 628,704 Logitech shares for $15.0 million in open market transactions.

Net cash provided by financing activities for the year ended March 31, 2001 was $45.2 million. In March 2001, $35 million was borrowed from banks for the acquisition of Labtec. Also included in fiscal 2001 were $11.0 million of proceeds from the sale of registered shares and treasury shares to fulfill employee stock option and stock purchase plan requirements. This was partially offset by the repurchase of 39,000 registered shares for $1.1 million as part of a stock buy-back program in the first quarter of fiscal 2001.

Contractual Obligations and Commitments

The following summarizes Logitech’s contractual obligations at March 31, 2003, and the effect such obligations have on its liquidity and cash flow in future periods.

		Year ended March 31,
	Total	2004	2005-2006	2007-2008	After
	(in thousands)
Convertible bonds	$127,722	$—	$—	$127,722	$—
Swiss mortgage loan	3,409	—	—	—	3,409
Lines of credit	8,856	8,856	—	—	—
Capital leases	1,730	1,246	484	—	—
Operating leases	17,977	5,675	8,841	1,562	1,899
Fixed purchase commitments-inventory	71,875	71,875	—	—	—
Fixed purchase commitments-capital	9,093	6,183	2,794	116	—
Acquisition	7,400	7,400	—	—	—

Total contractual obligations	$248,062	$101,235	$12,119	$129,400	$5,308

The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.40 (US $46.05) per share. Early redemption is permitted at any time at the accreted redemption amount with the 5% redemption premium accreting ratably over five years. The bonds were denominated in Swiss francs and as a result of the strengthening of the Swiss franc against the U.S. dollar since the issuance of the bonds, the convertible bond liability has increased from $93 million to $127.7 million at March 31, 2003. Fixed purchase commitments relate primarily to purchase commitments for inventory and capital expenditures. The capital expenditure commitments are primarily for computer hardware and software, warehouse facilities and tooling. The inventory purchase commitments are made in the normal course of operations and are to original design manufacturers, contract manufacturers and other suppliers.

We have guaranteed the obligations of some of our contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to our guarantees similarly varies. At March 31, 2003, the amount of these outstanding guaranteed purchase obligations was approximately $.9 million. Logitech does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at March 31, 2003.

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

Information concerning directors and senior management of Logitech appears on pages CG-3 to CG-7 in Exhibit 12.6 to the Form 20-F and is incorporated herein by reference.

B.	Compensation of Executive Officers and Directors

Information concerning the compensation of executive officers and directors of Logitech appears on pages CG-7 to CG-9 in Exhibit 12.6 to the Form 20-F and is incorporated herein by reference.

C.	Board Practices

Information concerning the Company’s board practices appears on pages CG-3 to CG-6 in Exhibit 12.6 to the Form 20-F and is incorporated herein by reference.

D.	Employees

We employed the following numbers of employees:

Category	As of March 31,
	2003	2002	2001
Research and development	430	391	306
Manufacturing and distribution	3,617	3,189	3,741
Marketing, sales and support	485	437	375
Administration	404	387	372

Total	4,936	4,404	4,794

Of the total number of employees, as of March 31, 2003, 649 were in North America, 385 were in Europe and 3,902 were in Asia.

None of the Company’s U.S. employees are represented by a labor union or are subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights, which include requirements similar to collective bargaining agreements. The Company believes that its employee relations are good.

E.	Share and Option Ownership

Information concerning share and option ownership appears on page CG-8 in Exhibit 12.6 to the Form 20-F and is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain beneficial ownership information at March 31, 2003 by each shareholder known by the Company to be the beneficial owner of more than five percent of the Company’s registered shares or ADSs. To the knowledge of the Company, it is not directly or indirectly owned or controlled by any corporation or by any foreign government. The voting rights of our shares held by major shareholders are the same as the voting rights of our shares held by all other shareholders. The Company is unaware of any arrangement, that might result in a change in its control.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage(2)
Daniel Borel(3)	3,277,698	6.8%
Fidelity Investments	2,757,005	5.8%

(1)	Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. This information has been furnished by the beneficial owners. Unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Registered shares subject to options that are currently exercisable or exercisable within 60 days after March 31, 2003 are deemed to be issued and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Percentage ownership is calculated based on 47,901,655 registered shares outstanding as of March 31, 2003.
(3)	Includes 125,400 registered shares registered in the name of Sylviane Borel (Mr. Borel’s wife). Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife.

B.	Related Party Transactions

In fiscal 2000, the Company made an investment in a privately held technology company. Certain executive officers of the Company also purchased stock of the private issuer from the Company. At the time of these transactions, the Company loaned executive officers a total principal amount of $317,500 for the purchase of this stock at interest rates determined by reference to the applicable federal rate of interest. The maximum amount outstanding on these loans during fiscal year 2002 was $335,900, including interest. The executive officers repaid the loans in full in May 2002. Special bonuses totaling $303,200 were paid to certain of the executive officers, and used by them to repay these loans in full.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-23 of our Consolidated Financial Statements. In addition, for more information regarding our results of operations, please see Item 5 “Operating and Financial Review and Prospects.”

Legal Proceedings

From time to time, Logitech becomes involved in claims and legal proceedings that arise in the ordinary course of its business. We are currently subject to several such claims and legal proceedings. We believe that all of these pending lawsuits are without merit and intend to defend against them vigorously.

In July 1998, our U.S. subsidiary, Logitech Inc., was sued by Samuel Gart, an individual, in the U.S. District Court for the Central Division of California. This lawsuit alleged that Logitech infringed a patent for an ergonomically shaped computer mouse. This matter was settled in March 2003. The settlement did not have a material impact on our business, financial condition or operating results.

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

On March 27, 1997, the Company consummated a public offering in the U.S. of 4,000,000 registered shares, represented by 4,000,000 ADSs. On April 25, 1997, the Company sold an additional 600,000 registered shares, represented by 600,000 ADSs, pursuant to an option granted to the underwriters in the offering to cover over-allotments. Each ADS represented one-tenth of one registered share.

In July 2000, Logitech completed a two-for-one stock split. The stock split did not alter the ADS to share ratio. In June 2001, the Company’s shareholders approved a ten-for-one stock split that was effective on August 2, 2001. The stock split related only to shares traded on the Swiss Exchange. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share. All references to share and per share data for all periods presented have been adjusted to give effect to both the two-for-one and the ten-for-one stock split.

On June 8, 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds, which mature in 2006. The Company registered the convertible bonds for resale with the Swiss Stock Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.4 (US $46.05) per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements.

Market Price Information

Registered Shares. The Company’s registered shares are listed and principally traded on the Swiss Exchange, where prices are expressed in Swiss francs. The table below presents, for the registered shares on the Swiss Exchange (i) the annual high and low market prices for the five most recent full financial years, (ii) the high and low market prices for each full financial quarter for the two most recent full years and any subsequent period, and (iii) the high and low market prices for each month for the most recent six months. For each of the periods indicated, the information presented is based on (i) the high and low closing sales prices quoted in Swiss francs for the registered shares on the Swiss Exchange, and (ii) the U.S. dollar equivalent based on the Noon Buying Rate on the last trading day of the month in which the high or low closing sales price occurred. The “Noon Buying Rate” is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Price per Registered Share
	High	Low	High	Low
	CHF	CHF	$	$
Annual Highs and Lows
Fiscal 1999	12.00	5.58	8.05	4.17
Fiscal 2000	62.50	9.40	37.58	6.16
Fiscal 2001	62.40	33.20	37.25	20.49
Fiscal 2002	79.70	29.00	47.38	17.91
Fiscal 2003	83.25	31.50	52.60	20.98

Quarterly Highs and Lows
Fiscal 2002:
First quarter	57.60	37.10	32.06	21.53
Second quarter	58.00	29.00	33.62	17.91
Third quarter	63.50	29.80	37.82	18.02
Fourth quarter	79.70	58.50	47.38	34.36
Fiscal 2003:
First quarter	83.25	64.00	52.60	42.90
Second quarter	69.00	33.50	47.00	22.32
Third quarter	55.95	31.50	37.89	20.98
Fourth quarter	48.50	38.50	35.83	28.44

Monthly Highs and Lows
October 2002	47.00	31.50	31.30	20.98
November 2002	54.00	42.25	36.57	28.61
December 2002	55.95	41.00	40.10	29.38
January 2003	48.50	41.25	35.85	30.49
February 2003	46.20	41.25	33.93	30.29
March 2003	46.00	38.50	33.98	28.44

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

	High	Low
Annual Highs and Lows
Fiscal 1999	$7.88	$4.25
Fiscal 2000	$37.50	$6.13
Fiscal 2001	$38.25	$18.75
Fiscal 2002	$48.25	$18.12
Fiscal 2003	$53.25	$21.85

Quarterly Highs and Lows
Fiscal 2002:
First quarter	$32.25	$21.38
Second quarter	$32.37	$18.12
Third quarter	$39.19	$19.40
Fourth quarter	$48.25	$35.00
Fiscal 2003:
First quarter	$53.25	$41.35
Second quarter	$46.03	$22.20
Third quarter	$38.50	$21.85
Fourth quarter	$34.78	$29.05

Monthly Highs and Lows
October 2002	$32.00	$21.85
November 2002	$36.75	$28.96
December 2002	$38.50	$29.33
January 2003	$34.78	$29.58
February 2003	$33.95	$30.65
March 2003	$33.98	$29.05

B.	Plan of Distribution

Not applicable.

C.	Markets on which our Shares Trade

Logitech Registered Shares and Convertible Bonds.

The principal trading market for our registered shares and our convertible bonds is the Swiss Exchange, on which our registered shares have been traded since 1988 under the symbol “LOGN”. As of March 31, 2003, there were 47,901,655 registered shares issued and outstanding (less 2,454,857 shares held as treasury stock) held by 6,814 holders of record.

Trading Practices and Procedures on the Swiss Exchange

The Swiss Exchange is a private organization comprised of 98 members as of March 31, 2003. There are approximately 255 Swiss companies and 135 foreign companies listed on the Swiss Exchange. Securities traded on the Swiss Exchange include Swiss and foreign bonds, equities, investment funds, rights and warrants.

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

Logitech American Depositary Shares

The Logitech ADSs, each representing one registered share, have since March 27, 1997 been listed on the Nasdaq National Market under the symbol “LOGI”. The Bank of New York serves as depositary with respect to the Logitech ADSs traded on that market. As of March 31, 2003, according to the records of the Bank of New York, approximately 2,214,545 ADSs were outstanding in the United States. At that date, the number of individual ADS holders of record with the Bank of New York was approximately 4,165.

D.	Selling Shareholder

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Set out below is certain information concerning the Company’s share capital and a brief summary of the material provisions of the Company’s articles of incorporation and the Swiss Code of Obligations, all as currently in effect. For a further discussion, we incorporate by reference the “Description of Logitech Shares” and the “Description of Logitech American Depositary Shares” included in our Registration Statement on Form F-4/A filed with the United States Securities Exchange Commission on March 13, 2001. The description is a summary, which does not purport to be complete, and is qualified in its entirety by reference to the articles of incorporation and Swiss law.

Purpose of the Company

Article 2 of the Company’s articles of incorporation establishes that the principal object of the Company is the coordination of the activity of its Swiss and foreign subsidiaries.

Directors

The Board of Directors may pass resolutions with respect to all matters that are not reserved to the general meeting of shareholders. Members of the Board of Directors must retire on their seventieth birthday, except if the Board of Directors adopts a resolution to the contrary. The retirement is effective on the date of the next general meeting of shareholders.

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

In June 2001, we completed a CHF 170 million bond offering (approximately U.S. $96 million). The bonds have a coupon rate of 1% per annum and an initial conversion price of CHF 62.4 (approximately US $46.05). The redemption price at maturity in the event of non-conversion is 105% of the issue price.

There are no other material contracts entered into other than in the ordinary course of business.

D.	Exchange Controls

As a Swiss corporation, Logitech is subject to requirements not generally applicable to United States corporations. Among other things, Logitech’s issuances of capital stock generally must be submitted for approval at a general meeting of shareholders. In addition, under Swiss law the issuance of capital stock is generally subject to shareholder preemptive rights, except to the extent that these preemptive rights have been excluded or limited by the shareholders.

In addition, U.S. securities laws may restrict the ability of U.S. ADS holders to participate in Logitech rights offerings, share dividends or warrant dividends in the event that Logitech is unable or chooses not to register these securities under U.S. securities laws and cannot rely on an exemption from registration. Logitech is not currently planning any rights offering or to issue any share or warrant dividends, or any similar transaction. Logitech may choose to do so in the future and there can be no assurance that it will be feasible to include U.S. persons in the transaction. If Logitech does issue these type of securities in the future, it may issue them to the Depositary, which may sell the securities for the benefit of the holders of Logitech ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of these securities.

There are no legislative or other legal provisions currently in effect in Switzerland or arising under Logitech’s articles of incorporation restricting the export or import of capital, or that affect the remittance of dividends, interest or other payments to nonresident holders of Logitech securities. Cash dividends payable in Swiss francs on shares and ADSs may be officially transferred from Switzerland and converted into any other convertible currency. There are no limitations imposed by Swiss laws or Logitech’s articles on the right of non-Swiss residents to hold or vote the shares or ADSs.

E.	Taxation

The following is a summary of certain Swiss tax matters that may be relevant with respect to the acquisition, ownership and disposition of registered shares or ADSs (which are evidenced by ADSs).

This summary addresses laws in Switzerland currently in effect, as well as the 1997 Convention (entered into force on December 1997) between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “Treaty”), both of which are subject to change (or changes in interpretation), possibly with retroactive effect.

For purposes of the Treaty and the Internal Revenue Code of 1986, as amended (the “Code”), United States Holders of ADSs are treated as the owners of the registered shares corresponding to such ADSs. Accordingly, the Swiss tax consequences discussed below also generally apply to United States holders of registered shares.

Swiss Taxation

Gain on Sale

Under current Swiss law, a holder of registered shares or ADSs who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and (iii) is not subject to taxation by Switzerland for any other reason, will be exempted from any Swiss federal, cantonal or municipal income or other tax on gains realized during the year on the sale of registered shares or ADSs.

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

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Foreign Currency Exchange Rates

Currently, the Company’s primary exposures relate to non-U.S. dollar denominated sales in Europe and Asia and non-U.S. dollar denominated operating expenses, inventory costs and long term debt in Europe and Asia. The principal currencies creating foreign exchange rate risk for Logitech are the Euro, Taiwan Dollar, Swiss Franc and Japanese Yen.

For the year ended March 31, 2003, approximately 49% of the Company’s sales were denominated in non-U.S. currencies. With the exception of our subsidiaries in China, which use the U.S. dollar as their functional currency, we primarily use the local currencies of our foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive income in shareholders’ equity.

The table below provides information about our underlying transactions that are sensitive to foreign exchange rate changes, primarily nonfunctional currency-denominated assets and liabilities. The table below represents the U.S. dollar impact on our earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared to the transaction currency.

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
(in thousands)
U.S. dollar	Swiss Franc	$544	$(49)	$60
U.S. dollar	Japanese Yen	2,623	(238)	291
U.S. dollar	Euro	1,243	(113)	138
U.S. dollar	British pound sterling	7,295	(663)	811
U.S. dollar	Taiwan dollar	12,193	(1,108)	1,355
U.S. dollar	Singapore dollar	4,706	(428)	523
Euro	British pound sterling	8,150	(741)	906
Euro	Swiss Franc	3,292	(299)	366
Euro	Swedish Kroner	2,165	(197)	241
Taiwan dollar	Singapore dollar	(1,832)	167	(204)
U.S. dollar	Chinese Yen	1,885	(171)	209

		$42,264	$(3,842)	$4,696

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

On June 8, 2001 the Company sold CHF 170 million (US $95.6 million) Swiss Franc denominated 1% Convertible Bonds which mature in 2006. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss Franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. At March 31, 2003, the carrying amount of the convertible bonds was US $127.7 million, which reflects appreciation of the Swiss Franc against the U.S. dollar since June 8, 2001 with an impact on the carrying amount of $24.5 million and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss Franc, the increase in the cumulative translation adjustment component of shareholders’ equity would be $11.4 million. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, a decrease of approximately $13.9 million would occur in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. At March 31, 2003, the notional amount of forward foreign exchange contracts outstanding was $13.0 million. These forward contracts generally mature within three months. At March 31, 2003, there was no unrealized gain or loss on the fair value of the outstanding foreign exchange hedging contracts. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, an approximate $1.5 million unrealized loss in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of approximately $1.2 million in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

The interest rate on the Company’s long-term debt is fixed. A change in interest rates, therefore, has no impact on interest expense or cash flows.

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the fiscal 2003 and 2002 year end rates would not have a material effect on the Company’s results of operations or cash flows.

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

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Within the 90-day period prior to the date of this Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Logitech’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. Because of inherent limitations in any systems of disclosure controls and procedures, no evaluation of controls can provide absolute assurance that all instances of error or fraud, if any, within the Company may be detected.

Changes in Internal Controls

There were no significant changes in the Company’s internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Committee consists of four non-employee directors who meet the independence requirements of the Nasdaq National Market listing standards and the rules and regulations of U.S. Securities and Exchange Commission. The Board affirmatively determined at its April 2003 meeting that Mr. Gill and Mr. Bengier are audit committee financial experts. See also the information in Exhibit 12.6 under the caption “Audit Committee”.

ITEM 16B.	CODE OF ETHICS

The Company’s code of ethics policy entitled, “Business Ethics and Conflict of Interest Policy of Logitech International S.A.”, is attached as Exhibit 11.1 to our Form 20-F. Our code of ethics policy covers the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer as well as all employees.

The code of ethics addresses, among other things, the following items:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Commission and in other public communications made by us;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting to an appropriate person or persons identified in the code of violations of any of the provisions described above; and

•	Accountability for adherence to the code.

Any amendments or waivers of the code of ethics for the Chief Executive Officer, the Chief Financial Officer, or the Chief Accounting Officer for the provisions listed above will be disclosed in the investor relations section of our website—www.logitech.com within five business days following the date of the amendment or waiver. During fiscal year 2003, no waivers or amendments were made to the code of ethics for the Chief Executive Officer, the Chief Financial Officer, or the Chief Accounting Officer.

Our code of ethics is available on our website, and for no charge, a copy of the Company’s code of ethics can be requested via the following address or phone number:

Logitech Inc. Investor Relations

Corporate Headquarters:

6505 Kaiser Drive

Fremont, CA 94555 USA

+1 510-795-8500 Main

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning Independent Accountant Services appears on page CG-10 in Exhibit 12.6 to the Form 20-F and is incorporated herein by reference.

Part III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-23 and is incorporated herein by reference.

ITEM 19.	EXHIBITS

a.	Financial Statements

Report of the Group Auditors to the general meeting of Logitech International S.A. Apples, Switzerland

Consolidated balance sheets at March 31, 2003 and 2002

Consolidated statements of income for the years ended March 31, 2003, 2002 and 2001

Consolidated statements of cash flows for the years ended March 31, 2003, 2002 and 2001

Consolidated statements of changes in shareholders’ equity for the years ended March 31, 2003, 2002 and 2001

Notes to consolidated financial statements

Unaudited Quarterly Financial Data

Schedule II—Valuation and qualifying accounts

b.	Exhibits

Exhibit Number	Description of Document

1.1	Articles of Incorporation of Logitech International S.A. as amended.

1.2

Organizational Regulations of Logitech International S.A. (incorporated herein by reference to Exhibit 3.2 to Logitech International S.A.’s Registration Statement on Form F-4 filed on February 23, 2001).

2.1

Form of Deposit Agreement dated March 27, 1997, as amended July 5, 2000 and as further amended on August 2, 2001, among Logitech International S.A., the Bank of New York, as Depositary, and owners and beneficial owners of American Depositary Receipts including as an exhibit the form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to Logitech International S.A.’s Registration Statement on Form S-8 filed on October 30, 2002)

2.2	1996 Stock Plan, as amended (incorporated herein by reference to Exhibit 4.2 to Logitech International S.A.’s Registration Statement on Form S-8 filed on October 30, 2002)

2.3	1996 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.3 to Logitech International S.A.’s Registration Statement on Form S-8 filed on October 30, 2002)

4.1	Form of Director and Officer Indemnification Agreement with Logitech International S.A.

4.2	Form of Director and Officer Indemnification Agreement with Logitech Inc.

4.3

Credit Agreement dated March 2001, by and between Logitech International S.A. and Credit Suisse (incorporated herein by reference to exhibit 10.2 to Logitech International S.A.’s Report on form F-4/A filed on March 13, 2001).

8.1	List of Subsidiaries of Logitech International S.A.

11.1	Business Ethics and Conflict of Interest Policy of Logitech International S.A., dated May 16, 2003.

12.1	Consent of PricewaterhouseCoopers SA, Independent Accountants.

12.2

Bond Purchase, Paying and Conversion Agency Agreement, dated as of June, 1, 2001 by and among Logitech (Jersey) Limited, Logitech International S.A., Credit Suisse First Boston and Banque Cantonale Vaudoise (incorporated herein by reference to exhibit included in the Registrant’s Report on Form 6-K filed on August 14, 2001.)

12.3

Deposit Agreement, dated as of June 1, 2001 by and among Logitech (Jersey) Limited, Logitech International S.A. and Credit Suisse (incorporated herein by reference to exhibit included in the Registrant’s Report on Form 6-K filed on August 14, 2001.)

12.4	Guarantee, dated as of June 8, 2001 by Logitech International S.A. (incorporated herein by reference to exhibit included in the Registrant’s Report on Form 6-K filed on August 14, 2001.)

12.5	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.6	Our Corporate Governance

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf.

Logitech International S.A.

By: /s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

By: /s/ Kristen M. Onken
Kristen M. Onken
Chief Financial Officer,
Chief Accounting Officer,
and U.S. Representative

May 21, 2003

CERTIFICATIONS

I, Kristen M. Onken, certify that:

1.	I have reviewed this annual report on Form 20-F of Logitech International S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ Kristen M. Onken
Senior Vice President Finance
Chief Financial Officer
May 21, 2003

CERTIFICATIONS

I, Guerrino De Luca, certify that:

1.	I have reviewed this annual report on Form 20-F of Logitech International S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ Guerrino De Luca
Chief Executive Officer
May 21, 2003

LOGITECH INTERNATIONAL S.A.

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF

LOGITECH INTERNATIONAL S.A. APPLES, SWITZERLAND

As group auditors, we have audited the consolidated financial statements of Logitech International S.A. and its subsidiaries, consisting of the consolidated balance sheets at March 31, 2003 and 2002, the consolidated statements of income, of cash flows and of changes in shareholders’ equity for the years ended March 31, 2003, 2002 and 2001, and the notes to the consolidated financial statements.

These consolidated financial statements are the responsibility of the Board of Directors of Logitech International S.A. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the profession in Switzerland and those generally accepted in the United States of America, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 2003 and 2002 and the results of operations, cash flows and changes in shareholders’ equity for the years ended March 31, 2003, 2002 and 2001 in accordance with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ M. Foley M. Foley	/s/ M. Perry M. Perry

Lausanne, Switzerland

April 22, 2003

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	March 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$218,734	$143,101
Accounts receivable	181,644	171,103
Inventories	124,123	85,124
Other current assets	38,762	33,486

Total current assets	563,263	432,814

Investments	1,458	8,713
Property, plant and equipment	38,914	32,086
Intangible assets:
Goodwill	108,615	102,017
Other intangible assets	17,523	15,358
Other assets	8,529	4,756

Total assets	$738,302	$595,744

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term debt	$10,102	$5,527
Accounts payable	129,326	88,268
Accrued liabilities	98,134	73,309

Total current liabilities	237,562	167,104
Long-term debt	131,615	104,812
Other liabilities	3,563	811

Total liabilities	372,740	272,727

Commitments and Contingencies
Shareholders’ equity:
Registered shares, par value CHF 1—57,901,655 authorized, 17,890,465 conditionally authorized, 47,901,655 issued and outstanding at March 31, 2003; 53,934,535 authorized, 11,890,465 conditionally authorized, 47,901,655 issued and outstanding at March 31, 2002	33,370	33,370
Additional paid-in capital	150,849	134,312
Less registered shares in treasury, at cost, 2,454,857 at March 31, 2003 and 2,083,003 at March 31, 2002	(76,891)	(15,819)
Retained earnings	303,234	204,391
Accumulated other comprehensive loss	(45,000)	(33,237)

Total shareholders’ equity	365,562	323,017

Total liabilities and shareholders’ equity	$738,302	$595,744

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share amounts)

	Year ended March 31,
	2003	2002	2001
Net sales	$1,100,288	$943,546	$735,549
Cost of goods sold	735,784	627,998	502,290

Gross profit	364,504	315,548	233,259
Operating expenses:
Marketing and selling	141,194	130,060	105,140
Research and development	56,195	50,531	36,686
General and administrative	43,233	37,739	33,484
Purchased in-process research and development	—	—	3,275

Total operating expenses	240,622	218,330	178,585

Operating income	123,882	97,218	54,674
Interest expense, net	(1,196)	(1,956)	(148)
Other income (expense), net	866	(1,567)	2,628

Income before income taxes	123,552	93,695	57,154
Provision for income taxes	24,709	18,739	12,086

Net income	$98,843	$74,956	$45,068

Net income per share and ADS:
Basic	$2.15	$1.67	$1.07
Diluted	$1.97	$1.50	$.96

Shares used to compute net income per share and ADS:
Basic	45,988,766	44,928,853	42,226,240
Diluted	51,409,464	50,939,060	46,940,170

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended March 31,
	2003	2002	2001
Cash flows from operating activities:
Net income	$98,843	$74,956	$45,068
Non-cash items included in net income:
Depreciation	25,522	28,092	19,012
Amortization of goodwill	—	—	998
Amortization of other intangible assets	5,047	3,678	2,030
Purchased in-process research and development	—	—	3,275
Write-off of investments	1,512	1,220	50
Gain on sale of investments	163	(1,115)	(1,296)
Equity in net losses of affiliated companies	—	2,469	440
Gain on disposal of property, plant and equipment	—	—	(1,922)
Deferred income taxes and other	(387)	(376)	1,030
Changes in current assets and liabilities, net of acquisitions:
Accounts receivable	2,565	(28,937)	(6,630)
Inventories	(32,714)	26,040	(29,411)
Other current assets	(4,356)	(3,139)	(5,643)
Accounts payable	27,807	(878)	(18,009)
Accrued liabilities	21,106	10,585	3,051

Net cash provided by operating activities	145,108	112,595	12,043

Cash flows from investing activities:
Purchases of property, plant and equipment	(28,657)	(21,941)	(16,824)
Sales of property, plant and equipment	—	—	3,637
Acquisitions and investments, net of cash acquired	1,985	(6,822)	(47,696)
Sales of investments	2,072	4,249	1,767

Net cash used in investing activities	(24,600)	(24,514)	(59,116)

Cash flows from financing activities:
Net borrowing (repayment) of short-term debt	2,822	(53,994)	35,000
Borrowing of long-term debt, net of issuance costs	—	93,292	211
Repayment of long-term debt	(1,185)	(27,450)	—
Purchase of treasury shares	(63,822)	(15,043)	(1,065)
Proceeds from sale of shares upon exercise of options and rights	15,629	16,389	11,049

Net cash provided by (used in) financing activities	(46,556)	13,194	45,195

Effect of exchange rate changes on cash and cash equivalents	1,681	(2,316)	(3,406)

Net increase (decrease) in cash and cash equivalents	75,633	98,959	(5,284)
Cash and cash equivalents at beginning of period	143,101	44,142	49,426

Cash and cash equivalents at end of period	$218,734	$143,101	$44,142

Supplemental cash flow information:
Interest paid	$1,336	$1,709	$158
Income taxes paid	$5,343	$3,409	$863
Non-cash investing and financing activities:
Property acquired through capital lease financing	$—	$—	$900
Acquisition of Labtec through issuance of shares	$—	$875	$25,436
Note payable issued to acquire 3Dconnexion minority interest	$7,400	$—	$—
Assumption of Spotlife capital lease	$2,682	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share amounts)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount		Shares	Amount
March 31, 2000	41,629,200	$29,752	$83,686	206,400	$(1,056)	$84,367	$(16,780)	$179,969
Net income	—	—	—	—	—	45,068	—	45,068
Cumulative translation adjustment	—	—	—	—	—	—	(7,075)	(7,075)
Unrealized gain net of income taxes	—	—	—	—	—	—	965	965

Total comprehensive income	—	—	—	—	—	—	—	38,958

Issuance of registered shares for acquisition of Labtec	1,143,000	678	24,758	—	—	—	—	25,436
Issuance of registered shares at par value	99,120	59	—	99,120	(59)	—	—	—
Purchase of treasury shares	—	—	—	39,000	(1,065)	—	—	(1,065)
Sale of shares upon exercise of options and purchase rights	1,547,290	907	8,589	(179,770)	1,553	—	—	11,049
Tax benefit from exercise of stock options	—	—	1,707	—	—	—	—	1,707

March 31, 2001	44,418,610	$31,396	$118,740	164,750	$(627)	$129,435	$(22,890)	$256,054

Net income	—	—	—	—	—	74,956	—	74,956
Cumulative translation adjustment	—	—	—	—	—	—	(9,230)	(9,230)
Unrealized loss net of income taxes	—	—	—	—	—	—	(1,293)	(1,293)
Deferred realized hedging gains	—	—	—	—	—	—	176	176

Total comprehensive income	—	—	—	—	—	—	—	64,609

Issuance of registered shares at par value	2,725,000	1,533	—	2,725,000	(1,533)		—	—
Purchase of treasury shares	—	—	—	628,704	(15,043)	—	—	(15,043)
Sale of shares upon exercise of options and purchase rights	758,045	441	14,720	(1,396,117)	1,361	—	—	16,522
Acquisition of additional Labtec shares	—	—	852	(39,334)	23	—	—	875

March 31, 2002	47,901,655	$33,370	$134,312	2,083,003	$(15,819)	$204,391	$(33,237)	$323,017

Net income	—	—	—	—	—	98,843	—	98,843
Cumulative translation adjustment	—	—	—	—	—	—	(11,312)	(11,312)
Unrealized gain net of income taxes	—	—	—	—	—	—	328	328
Deferred realized hedging losses	—	—	—	—	—	—	(779)	(779)

Total comprehensive income	—	—	—	—	—	—	—	87,080

Tax benefit from exercise of stock options	—	—	3,658	—	—	—	—	3,658
Purchase of treasury shares	—	—	—	1,835,707	(63,822)	—	—	(63,822)
Sale of shares upon exercise of options and purchase rights	—	—	12,879	(1,463,853)	2,750	—	—	15,629

March 31, 2003	47,901,655	$33,370	$150,849	2,454,857	$(76,891)	$303,234	$(45,000)	$365,562

The accompanying notes are an integral part of these consolidated financial statements.

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

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market system. The Company’s corporate headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland, Hsinchu, Taiwan, and Hong Kong, China through local subsidiaries. The Company has its principal manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2—Summary of Significant Accounting Policies:

Basis of Presentation

The consolidated financial statements include the accounts of Logitech and its subsidiaries. All material intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and comply with Swiss law.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to use estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when all of the following criteria are met:

•	evidence of an arrangement exists between the Company and the customer;

•	title and risk of loss transfers to the customer;

•	the price of the product is fixed or determinable; and

•	collectibility of the receivable is reasonably assured.

Revenues from sales to distributors and authorized resellers are subject to terms allowing price protection, certain rights of return and allowances for customer marketing programs. Accordingly, allowances for estimated future returns, price protection and customer marketing programs are provided for upon revenue recognition. Such amounts are estimated, and periodically adjusted, based on historical and anticipated rates of returns, distributor inventory levels and other factors and recorded as a reduction of revenue.

Advertising

Advertising costs are expensed as incurred and amounted to $76.9 million in 2003, $71.6 million in 2002 and $53.9 million in 2001. Advertising costs are recorded as either a sales and marketing expense or a deduction from sales. Advertising costs reimbursed by the Company to a vendor must have an identifiable benefit and an estimable fair value in order to be classified as an operating expense. If these criteria are not met, the cost is classified as a deduction from revenue.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency

The functional currencies of the Company’s operations are primarily the U.S. dollar, and to a lesser extent, the Euro, Swiss franc, Taiwanese dollar, and Japanese yen. The financial statements of the Company’s subsidiarieswhose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and using monthly rates for net sales and expenses. Translation gains and losses are deferred and included in the cumulative translation adjustment component of shareholders’ equity. Gains and losses arising from transactions denominated in currencies other than a subsidiary’s functional currency are reflected in other income (expense), net in the statements of income.

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

The Company sells to large OEMs, distributors and high volume resellers and, as a result, maintains individually significant receivable balances with large customers. At March 31, 2003, one customer represented 18% of total accounts receivable and at March 31, 2002, one customer represented 10% of total accounts receivable. The Company’s OEM customers tend to be well-capitalized, multi-national companies, while retail customers may be less well capitalized. The Company controls its accounts receivable credit risk through ongoing credit evaluation of its customers’ financial condition and by purchasing credit insurance on European retail accounts receivable. The Company generally does not require collateral from its customers.

Accounts Receivable

Accounts receivable are stated net of doubtful accounts. The Company estimates the uncollectability of the accounts receivable balance and maintains allowances for estimated losses. Management analyzes accounts receivable, historical bad debts, receivable aging, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. Provisions are made for estimated excess and obsolete inventory as well as declines in marketability based upon technology trends, our plans for the products and assumptions about future demand and market conditions.

Investments

Investments in companies in which Logitech owns between 20% and 50%, and does not control, are accounted for using the equity method. Under the equity method, the Company adjusts its carrying value to recognize its share of results of operations. Investments less than 20% owned are carried at cost less any decrease in value deemed to be other than temporary in nature. At March 31, 2002, the Company owned an investment in a marketable equity security that was classified as “available-for-sale”. The Company carried this investment at market value and recorded increases or decreases in market value as a component of shareholders’ equity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions and improvements are capitalized, whereas maintenance and repairs are expensed as incurred. The Company capitalizes the cost of software developed for internal use in connection with major projects. Costs incurred during the feasibility stage are expensed, whereas costs incurred during the application development stage are capitalized. Depreciation is provided using the straight-line method over estimated useful lives of five to 25 years for plant and buildings, one to five years for equipment and

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

three to five years for software development. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are relieved from the accounts and the net gain or loss is included in the determination of income.

Intangible Assets

The Company’s intangible assets principally include goodwill, acquired technology and trademarks. Intangible assets with finite lives, which include acquired technology and trademarks, are recorded at cost and amortized on the straight-line method over their respective useful lives. Intangible assets with indefinite lives, which include goodwill, are recorded at cost and evaluated at least annually for impairment.

Impairment of Long-Lived Assets

The Company reviews for impairment of long-lived assets, such as investments, property and equipment, and intangible assets, whenever events indicate that the carrying amount might not be recoverable. Management assesses recoverability by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If impaired, the asset is written down to fair value, which is determined based on discounted cash flows or appraised value, depending on the nature of the asset. Goodwill is evaluated for impairment at least annually on an enterprise value basis.

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

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents and accounts receivable, accounts payable and accrued liabilities, short-term debt and current maturities of long-term debt, carrying value approximates fair value due to their short maturities. The estimated fair value of publicly traded financial equity instruments are determined by using quoted market prices.

Net Income Per Share and ADS

Basic earnings per share are computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share are computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options and stock purchase plan agreements (using the treasury stock method), and upon the conversion of convertible debt (using the if-converted method). For the year ended March 31, 2003 and 2002, the conversion of convertible debt was included in the registered share equivalents due to its dilutive effect.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The computations of the basic and diluted per share amounts for the Company were as follows:

	Year ended March 31,
	2003	2002	2001
	(In thousands)
Net income:
Basic	$98,843	$74,956	$45,068
Convertible debt interest expense, net of income tax	2,314	1,664	—

Diluted	$101,157	$76,620	$45,068

Weighted average common shares outstanding
Basic	45,989	44,929	42,226
Effect of dilutive stock options	2,696	3,808	4,714
Effect of dilutive convertible debt	2,724	2,202	—

Diluted	51,409	50,939	46,940

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

Stock-Based Compensation Plans

The Company has adopted the pro forma disclosure-only requirements of Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-Based Compensation” and SFAS 148, “Accounting for Stock Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting. As permitted by SFAS 123, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” which uses the intrinsic value method in accounting for compensation expense under the stock option and purchase plans. Under the intrinsic value method, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the grant date. If compensation expense under these plans had been determined pursuant to SFAS 123, the Company’s net income and net income per share would have been as follows:

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31,
	2003	2002	2001
	(in thousands, except per share data)
Net income:
As reported	$98,843	$74,956	$45,068
Add back: Stock-based employee compensation expense included in reported net income	92	196	437
Deduct: total stock-based compensation expense determined under the fair value based method, net of related tax	(21,300)	(19,380)	(13,715)

Pro forma net income	$77,635	$55,772	$31,790

Basic earnings per share and ADS:
As reported	$2.15	$1.67	$1.07
Pro forma basic net income per share and ADS	$1.69	$1.24	$0.75

Diluted earnings per share and ADS:
As reported	$1.97	$1.50	$0.96
Pro forma diluted net income per share and ADS	$1.56	$1.13	$0.68

The fair value of the grants under the purchase plans and stock option plans was estimated using the Black-Scholes valuation model with the following assumptions and values:

	Year ended March 31,
	Purchase Plans			Stock Option Plans
	2003	2002	2001	2003	2002	2001
Dividend yield	0	0	0	0	0	0
Expected life	6 months	6 months	6 months	3.3 years	2.9 years	2.7 years
Expected volatility	67%	67%	70%	72%	69%	66%
Risk-free interest rate	1.75%	3.625%	4.25%	1.75%	3.625%	4.25%
Weighted average fair value of grant	$14.50	$9.20	$9.00	$15.00	$12.06	$13.80

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

Reclassifications

Certain amounts reported in prior years’ financial statements have been reclassified to conform to the current year presentation.

Note 3—Acquisition of Labtec:

On March 27, 2001, the Company acquired Labtec, Inc. a publicly-traded Vancouver, Washington-based provider of PC speakers, headsets and microphones, personal audio products for MP3 players and other portable audio devices, 3D input devices, and other accessories for computing, communications and entertainment. Under terms of the merger agreement, Logitech purchased substantially all outstanding shares of Labtec for $76.3 million in cash ($47.6 million) and stock ($25.4 million), including transaction costs ($3.3 million).

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

The acquisition was accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their preliminary estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information available at the time of the acquisition. The Company obtained an independent appraisal to assist in the determination of the fair values of the acquired identifiable intangible assets.

A summary of the final purchase price allocation to the fair values of assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As a result of the acquisition of Labtec, the Company expected to incur and accrued for restructuring costs of $3.25 million for the incremental costs to exit and consolidate activities at Labtec locations, and to involuntarily terminate certain employees. During fiscal year 2002 and 2003, cash payments of $2.1 million and $.5 million were charged against the accrued liability and $.7 million of the accrual remains at March 31, 2003 to be utilized for cash payments for lease commitments over the next two years relating to duplicate facilities abandoned.

Unaudited pro forma condensed combined income statement information for the year ended March 31, 2001, as if Labtec had been acquired as of the beginning of fiscal year 2000 is shown below. These pro formas exclude the $3.3 million purchased in-process research and development charge in connection with the acquisition and costs incurred by Labtec to complete the acquisition, but include adjustments to conform Labtec’s accounting policies, including areas such as accounts receivable, inventories and related accounts, to those accounting policies followed by Logitech.

	Year ended March 31,		Pro Forma Year ended March 31, 2001
	2003	2002
	(in thousands, except per share data)
Net sales	$1,100,288	$943,546	$822,947
Operating income	$123,882	$97,218	$57,344
Net income	$98,843	$74,956	$40,599
Net income per share and ADS:
Basic	$2.15	$1.67	$.96
Diluted	$1.97	$1.50	$.86

Note 4—Other Acquisitions and Dispositions:

3Dconnexion

In June 1998, the Company acquired 49% of the outstanding shares of 3Dconnexion, the provider of Logitech’s 3D controllers, and accounted for its investment using the equity method. In September 2001, the Company acquired an additional 2% of the outstanding shares and a controlling interest in 3Dconnexion. 3Dconnexion’s assets and liabilities have been included in the Company’s consolidated financial statements since September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion’s assets, liabilities and results of operations have not been material to the Company’s financial position, sales, results of operations, cash flows or earnings per share.

On April 5, 2002, the Company exercised its option to purchase the remaining outstanding shares for $7.4 million, payable in July 2003. A summary of the purchase consideration is as follows (in thousands):

Net investment in 3Dconnexion at April 5, 2002	$5,800
Notes payable to 3Dconnexion stockholders	7,400
Transaction costs	510

Total consideration	$13,710

The acquisition of the remaining outstanding shares has been accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their preliminary estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information currently available. The $5.8 million net investment at April 5, 2002 reflects the original investment in 3Dconnexion using the equity method as well as the fair value of the assets and liabilities acquired at the time of the 2% acquisition.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company obtained an independent appraisal to assist in the determination of the fair values of the acquired identifiable intangible assets. A summary of the allocation of the purchase price to the fair values of assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

Core technology	$2,100
Existing technology	4,800
Trademarks	200
Goodwill	6,610

Total net assets	$13,710

The values of the core technology and trademarks were estimated using the relief from royalty method and the values of the existing technology were estimated using the future cash flows method. These assets are being amortized on a straight-line basis over their estimated useful lives of five years.

The 3Dconnexion business has been combined with the 3D input device business acquired with the Labtec acquisition to offer a complete line of 3D input devices utilizing the market strengths, engineering resources and global presence of both entities.

Spotlife

In November 1999, Logitech announced the formation of a new company, Spotlife Inc., whose business was to enhance video communications using the Internet infrastructure. Logitech invested $7 million in Spotlife and, at March 31, 2002, owned approximately 35.2% of Spotlife’s outstanding shares on a fully diluted basis. Outside investors had the ability to exercise significant influence over the management of the company, and Logitech accounted for its investment in this company using the equity method.

On May 3, 2002, the Company acquired the remaining 64.8% of Spotlife Inc. for approximately $2.5 million in cash. The acquisition was accounted for using the purchase method of accounting. The assets acquired and liabilities assumed were recorded at their estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information available at the time of the acquisition. The fair value of the assets acquired and liabilities assumed approximated the cash paid. As a result, no intangible assets were recorded. The impact of Spotlife’s assets, liabilities and results of operations was not material to the Company’s financial position, sales, results of operations, cash flows or earnings per share.

Connector Resources Unlimited, Inc.

With the acquisition of Labtec in March 2001, the Company acquired Connector Resources Unlimited, Inc. (CRU). CRU is a supplier of security-oriented computer data storage products. In November 2002, the Company sold the assets net of liabilities of CRU to an acquisition group organized by Veber Partners for $1.5 million in cash, which approximated book value. The Company recognized no gain or loss on this sale in fiscal 2003. The impact of CRU’s assets, liabilities and results of operations was not material to the Company’s financial position, sales, results of operation, cash flows or earning per share.

Note 5—Equity Investments:

In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. In November 1999, Immersion registered shares on the U.S. Nasdaq Stock Market in an initial public offering. In June 2002, the Company reviewed the fair value of its investment in Immersion Corporation and determined that a portion of the decrease in the value was other than temporary and wrote down the securities by $.5 million, included in other income, net. In September 2002, the Company sold its remaining interest in Immersion. The Company recognized losses of $.2 million in 2003 and gains of $1.1 million and $1.3 million in 2002 and 2001 on sales of Immersion stock, included in other income, net.

The Company uses the cost method of accounting for all other investments, all of which represent less than 20% ownership interests.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6—Balance Sheet Components:

	March 31,
	2003	2002
	(In thousands)
Accounts receivable:
Accounts receivable	$217,596	$203,717
Allowance for doubtful accounts	(7,716)	(7,578)
Allowance for returns and other	(28,236)	(25,036)

	$181,644	$171,103

Inventories:
Raw materials	$19,710	$12,404
Work-in-process	418	201
Finished goods	103,995	72,519

	$124,123	$85,124

Other current assets:
Tax and VAT refund receivables	$14,154	$12,893
Deferred taxes	10,004	8,863
Prepaid expenses	8,060	6,815
Other current	6,544	4,915

	$38,762	$33,486

Property, plant and equipment:
Land	$1,830	$1,757
Plant and buildings	19,722	18,092
Equipment	68,158	55,219
Computer equipment and software	53,416	39,854

	143,126	114,922
Less accumulated depreciation	(104,212)	(82,836)

	$38,914	$32,086

Other assets:
Deposits	$1,037	$2,358
Debt issuance costs	1,782	2,295
Deferred taxes	2,501	59
Advance royalty payment	3,173	—
Other	36	44

	$8,529	$4,756

Note 7—Goodwill and Other Intangible Assets:

Effective April 1, 2001, the Company adopted SFAS No. 142, “Goodwill and Intangible Assets” and No. 141, “Business Combinations”, which were issued by the Financial Accounting Standards Board in July 2001. Under these standards, the Company reclassified intangibles associated with assembled workforce to goodwill and ceased amortizing goodwill effective April 1, 2001. This resulted in not recognizing $6.3 million and $6.0 million in amortization expense for the years ended March 31, 2003 and 2002, that would have been recognized had the old standards been in effect. Fiscal year 2001 included $1.0 million in amortization expense recorded under the old standards. For the year ended March 31, 2001, adjusted net income, basic earnings per share and diluted earnings per share would have been $45.9 million, $1.09 and $.98 under the new standard.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquired other intangible assets subject to amortization were as follows:

	March 31, 2003		March 31, 2002
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
	(In thousands)
Trademark/tradename	$15,671	$(7,040)	$15,265	$(5,024)
Existing and core technology	17,323	(8,431)	10,423	(5,306)
Other	500	(500)	500	(500)

	$33,494	$(15,971)	$26,188	$(10,830)

For the years ended March 31, 2003, 2002, and 2001 amortization expense for other intangible assets was $5.1, $3.7 million, and $2.0 million. The estimated future annual amortization expense for other intangible assets is $5.1 million, $5.1 million, $3.4 million, $2.5 million, and $1.1 million for the fiscal years 2004, 2005, 2006, 2007 and 2008.

In accordance with SFAS 142, the Company completed an annual impairment test of goodwill in the fourth quarter of fiscal 2003 and determined that goodwill was not impaired. As the Company has fully integrated Labtec as well as previously acquired companies, discrete financial information for the acquisitions is no longer available. As a result, the Company has completed the impairment test for the Labtec goodwill on an enterprise value basis.

Note 8—Financing Arrangements:

Short-term Credit Facilities

The Company had several uncommitted, unsecured bank lines of credit aggregating $63 million at March 31, 2003. Borrowings outstanding were $8.9 million and $5.3 million at March 31, 2003 and 2002. The borrowings under these agreements were denominated in Japanese yen at a weighted average annual interest rate of 1.4% at March 31, 2003 and 2002, and were due on demand.

Long-term Debt

	March 31,
	2003	2002
	(In thousands)
Convertible bonds	$127,722	$101,916
Renewable Swiss mortgage loan due April 2004, bearing interest at 4%, collateralized by properties with net book values aggregating $2.2 million at March 31, 2003	3,409	2,749
Capital lease obligation, with repayments of $1.2 million and $.5 million in fiscal 2004 and 2005	1,730	387

Total long-term debt	132,861	105,052
Less current maturities	1,246	240

Long-term portion	$131,615	$104,812

On June 8, 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds, which mature in 2006. The net proceeds of the convertible bond offering were used to refinance debt associated with the acquisition of Labtec. The Company registered the convertible bonds for resale with the Swiss Stock Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The convertible bonds are convertible at any time into Logitech registered shares at the conversion price of CHF 62.4 (US $46.05) per share. Early redemption is permitted at any time at the accreted redemption amount. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan. As of March 31, 2003, the carrying amount of the convertible bonds was CHF 173,079,000 (US $127,722,000) and the fair value based upon quoted market value was $134,547,000.

Note 9—Shareholders’ Equity:

In June 2002, the authorization for 10 million registered shares previously authorized by the Company’s shareholders expired unused, and in June 2002, the Company’s shareholders approved an increase of 10 million authorized registered shares for use in acquisitions, mergers and other transactions. Also in June 2002, the shareholders approved an increase of 6 million shares in the conditionally authorized share capital.

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

Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately $104 million at March 31, 2003) and is subject to shareholder approval. The Company does not intend to pay any cash dividends.

Under Swiss corporate law, a minimum of 5% of the Company’s annual net income must be retained in a legal reserve until this reserve equals 20% of the Company’s issued and outstanding aggregate par value share capital. Certain other countries in which the Company operates apply similar laws. These legal reserves represent an appropriation of retained earnings that are not available for distribution and approximated $7.1 million at March 31, 2003.

In June 2002, the Company repurchased 88,000 shares for $3.8 million in open market transactions under a short-term stock buyback program. In July 2002, the Company announced a program to buy back up to CHF 75 million (approximately $52 million based on exchange rates at the date of the announcement) of Logitech shares in a twelve-month period. In March 2003, the Company completed its buy back program with the repurchase of 1,509,000 shares for $52.4 million in open market transactions under this program. In February 2003, the Board of Directors authorized an additional repurchase plan for up to CHF 75 million (approximately $55 million based on exchange rates at the date of the announcement) of the Company’s registered shares over the next twelve months. At March 31, 2003, the Company had repurchased 238,000 shares under the new plan for $7.6 million in open market transactions.

Note 10—Employee Benefit Plans:

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the 1996 Employee Stock Plan, the Company may grant to employees options for registered shares or ADRs, restricted shares, stock appreciation rights, and stock units, which are bookkeeping entries representing the equivalent of shares. A total of 19,000,000 registered shares and/or ADRs may be issued under this plan. Options generally vest over four years and remain outstanding for periods not to exceed ten years. Options may only be granted at exercise prices of at least 100% of the fair market value of the registered shares on the date of grant; restricted shares and stock appreciation rights may be granted at prices less than 100% of the fair market value of the registered shares on the date of grant; no cash consideration is required to be paid by employees in connection with the grant of stock units. The Company has made no grants of restricted shares, stock appreciation rights or stock units.

The Company also maintains one other option plan for a small number of Asian executives, under which options were granted at exercise prices discounted from fair market value of the registered shares on the date of grant. No further stock options may be granted under this plan. At March 31, 2003, 274,800 options had been granted with 7,455 options outstanding under this plan.

Compensation expense is recognized over the vesting period when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. Compensation expense of $92,000, $196,000 and $437,000 was recorded for the years ended March 31, 2003, 2002 and 2001. Such amounts are accrued as a liability when the expense is recognized and subsequently credited to additional paid-in capital upon exercise of the related stock option. There is no further compensation expense arising from stock options outstanding at March 31, 2003 to be recognized in future periods.

A summary of activity under the stock option plans, including weighted average exercise price, is as follows:

	Year ended March 31,
	2003		2002		2001
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	7,787,950	$17	7,846,660	$12	7,705,540	$6
Granted	1,581,725	$31	2,355,375	$27	2,112,180	$29
Exercised	(1,301,845)	$9	(1,998,981)	$7	(1,547,290)	$5
Cancelled or expired	(330,694)	$30	(415,104)	$15	(423,770)	$13

Outstanding, end of year	7,737,136	$21	7,787,950	$17	7,846,660	$12

Exercisable, end of year	3,612,857	$13	2,796,675	$9	2,450,770	$5

The following table summarizes information regarding stock options outstanding at March 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Number	Weighted Average Exercise Price
$ 0 - $ 7	1,658,198	$5	5.33	1,658,031	$5
$ 7 - $ 25	1,999,998	$16	7.47	947,396	$9
$ 26 - $ 28	1,740,467	$27	8.84	297,422	$27
$ 29 - $ 38	1,796,348	$32	7.99	625,653	$33
$ 39 - $ 55	542,125	$40	7.66	84,355	$38

$ 0 - $ 55	7,737,136	$21	7.54	3,612,857	$13

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension Plans

Defined Contribution Plans

Certain of the Company’s subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 2003, 2002 and 2001, were $3,397,000, $2,707,000 and $1,275,000.

Defined Benefit Plan

One of the Company’s subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees’ years of service and earnings. The Company’s practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations. Net pension costs for the years ended March 31, 2003, 2002 and 2001 were $427,000, $321,000 and $193,000. The plan’s net pension liability at March 31, 2003 and 2002 was $789,000 and $530,000.

Note 11—Income Taxes:

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company’s income before taxes and the provision for income taxes are generated outside of Switzerland. The portion of the Company’s income before taxes for fiscal year 2003, 2002 and 2001 that is subject to foreign income taxes was $52.2 million, $40.8 million and $29.9 million. Consequently, the weighted average expected tax rate may vary from period to period to reflect the generation of taxable income in different tax jurisdictions.

The provision for income taxes consists of the following:

	Year ended March 31,
	2003	2002	2001
	(In thousands)
Current:
Swiss	$2,277	$1,900	$852
Foreign	23,353	18,407	10,641
Deferred:
Swiss	1,425	—	—
Foreign	(2,346)	(1,568)	593

Total	$24,709	$18,739	$12,086

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax assets and liabilities consist of the following:

	March 31,
	2003	2002
	(In thousands)
Net operating loss carryforwards	$17,429	$25,161
Research and development and other tax credit carryforwards	7,415	6,275
Accruals	18,144	18,600
Depreciation and amortization	4,317	1,237
Other	—	444

Gross deferred tax assets	47,305	51,717

Deferred tax liabilities related to intangible assets	(3,910)	(5,315)

Deferred tax liabilities	(3,910)	(5,315)

Valuation allowance	(33,375)	(37,303)

Net deferred tax assets	$10,020	$9,099

Management regularly assesses the ability to realize deferred tax assets recorded in the Company’s subsidiaries based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. The methodology used by management to determine the amount of deferred tax assets that are likely to be realized is based upon the Company’s recent earnings and estimated future taxable income in applicable tax jurisdictions for approximately the next two years. Management believes that it is more likely than not that the Company will not realize a portion of its deferred tax assets and, accordingly, a valuation allowance of $33.4 million has been established for such amounts at March 31, 2003. In fiscal years ending 2003, 2002 and 2001, the valuation allowance decreased by $3.9 million, increased by $13.0 million and increased by $9.2 million. In the event future taxable income is below management’s estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in the Company’s effective tax rate.

At March 31, 2003, the Company’s foreign net operating loss and tax credit carryforwards for income tax purposes were approximately $47.2 million and $7.4 million. If not utilized, these carryforwards will expire through 2023.

Deferred tax assets of approximately $20 million at March 31, 2003 pertain to certain tax credits and net operating loss carry forwards resulting from the exercise of employee stock options. When recognized, through generating sufficient taxable income to utilize the NOL deductions, the tax benefit of these credits and losses will be accounted for as a credit to shareholders’ equity rather than as a reduction of the income tax provision.

The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled below. The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income or loss in each country multiplied by that country’s applicable statutory tax rates.

	Year ended March 31,
	2003	2002	2001
	(In thousands)
Expected tax provision at weighted average rate	$26,827	$20,144	$12,665
Non-deductible purchased in-process R&D	—	—	655
Decrease in valuation allowance, without the impact of stock options	(2,247)	(1,155)	(1,380)
Other	129	(250)	146

Total provision for income taxes	$24,709	$18,739	$12,086

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12—Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into forward foreign exchange contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive income until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of our forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during fiscal 2003 and 2002.

The notional amount of foreign exchange contracts outstanding at March 31, 2003 and 2002 were $13 million and $7 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized gains, net of deferred realized losses, totaled $.6 million at March 31, 2003 and is expected to be classified into cost of goods sold when the related inventory is sold. Realized net losses classified to cost of goods sold during the year ended March 31, 2003 were $1.1 million.

Note 13—Commitments and Contingencies:

The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company’s option and usually include escalation clauses linked to inflation. Future minimum annual rentals at March 31, 2003 are as follows (in thousands):

Year ending March 31,
2004	$5,675
2005	4,732
2006	4,109
2007	945
2008 and thereafter	2,516

$17,977

Rent expense was $6.3 million, $5.2 million and $3.2 million during the years ended March 31, 2003, 2002 and 2001.

At March 31, 2003, the Company had approximately $71.9 million in non-cancelable purchase commitments with suppliers for inventory. Fixed commitments for capital and other expenditures, primarily for manufacturing equipment, approximated $9.1 million.

We have guaranteed the obligations of some of our contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to our guarantees similarly varies. At March 31, 2003, the amount of these outstanding guaranteed purchase obligations is approximately $.9 million.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at March 31, 2003.

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, cash flows or results of operations.

In the normal course of business, the Company pays value-added taxes, or VAT, in China on components purchased in China, which are refunded after export of goods manufactured in China. The Company files for refunds, receives approvals from Chinese tax officials and then receives a refund. Beginning in early fiscal year 2002, approval and refund delays started to occur and the Company accumulated a significant VAT refund receivable. The Company has received assurances from Chinese officials that all approved claims will be paid in full. In March 2003, a portion of the VAT receivable was sold to a bank on a non-recourse basis for a negotiated discount.

The total VAT receivable may increase or decrease in the future depending on the amount of component purchases in China, the amount of collections from the Chinese government and the amount of VAT that the Company may be able to sell on a non-recourse basis to a bank in the future. Based on expectations as to the timing of such payments, the Company has classified a portion of the VAT receivable as a non-current asset. The Company does not expect the outcome of this matter to have a significant impact on the Company’s financial position or results of operations.

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

Note 14—Interest and Other Income:

	Year ended March 31,
	2003	2002	2001
	(In thousands)
Interest income	$2,411	$1,688	$1,175
Interest expense	(3,607)	(3,644)	(1,323)

Interest expense, net	$(1,196)	$(1,956)	$(148)

Gain on sale of building	$—	$—	$1,922
Foreign currency exchange gains, net	2,801	2	20
Gain (loss) on sale of investments	(514)	1,115	1,296
Equity in net losses of affiliated companies	—	(2,476)	(670)
Write-off of investments	(1,161)	(1,220)	(50)
Insurance proceeds / (non-recovery of insurance claim)	(370)	576	—
Other, net	110	436	110

Other income (expense), net	$866	$(1,567)	$2,628

Note 15—Geographic Information:

The Company operates in one business segment, which is the design, development, production, marketing and support of computer interface devices. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets, unamortized intangibles, and investments are reported below based on the location of the asset.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net sales to unaffiliated customers by geographic region were as follows:

	Year ended March 31,
	2003	2002	2001
	(In thousands)
Europe	$487,762	$413,348	$334,414
North America	435,612	389,949	278,935
Asia Pacific	176,914	140,249	122,200

Net sales	$1,100,288	$943,546	$735,549

In fiscal year 2003, one customer represented 12.4% of net sales and in fiscal year 2002, another customer represented 11% of net sales. In fiscal year 2001, no one customer accounted for more than 10% of our net sales.

Long-lived assets by geographic region were as follows:

	March 31,
	2003	2002
	(In thousands)
Europe	$47,221	$38,944
North America	114,736	111,846
Asia Pacific	13,082	12,081

Total long-lived assets	$175,039	$162,871

Note 16—Other Disclosures Required by Relevant Swiss Law:

Balance Sheet Items

	March 31,
	2003	2002
	(In thousands)
Prepayments and accrued income	$8,339	$7,539
Non-current assets	$175,038	$162,930
Pension liabilities, current	$190	$127
Fire insurance value of property, plant and equipment	$98,153	$97,130

Statement of Income Items

Total personnel expenses amounted to $98.7 million, $79.3 million and $64.1 million in 2003, 2002 and 2001.

LOGITECH INTERNATIONAL S.A.

QUARTERLY FINANCIAL DATA

(Unaudited)

	Three months ended,
	Mar. 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	Mar. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001
	(In millions, except share and per share amounts)
Net sales	$301.7	$351.8	$251.8	$195.1	$256.0	$299.1	$217.6	$170.9
Gross profit	95.2	117.0	85.9	66.3	87.4	103.8	70.7	53.6
Operating expenses:
Marketing and selling	33.7	41.3	35.9	30.3	32.1	39.2	32.1	26.7
Research and development	15.3	14.2	13.7	12.9	16.6	12.4	11.1	10.4
General and administrative	11.4	10.8	10.6	10.5	10.6	10.0	8.8	8.3
Total	$60.4	$66.2	$60.3	$53.7	$59.3	$61.6	$52.0	$45.4
Operating income	34.8	50.8	25.7	12.6	28.1	42.2	18.7	8.2
Net income	$26.6	$40.4	$21.0	$10.8	$21.5	$33.2	$13.9	$6.3
Shares used to compute net income per share and ADS: (in thousands):
Basic	45,721	46,046	46,133	46,065	45,511	44,782	44,892	44,532
Diluted	50,607	51,168	51,593	52,542	52,422	51,291	51,281	48,446
Net income per share and ADS:
Basic	$.58	$.88	$.46	$.23	$.47	$.74	$.31	$.14
Diluted	$.54	$.80	$.42	$.22	$.42	$.66	$.28	$.13

The following table sets forth certain quarterly financial information as a percentage of net sales:

	Three months ended,
	Mar. 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	Mar. 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	31.6	33.3	34.1	34.0	34.2	34.7	32.5	31.3
Operating expenses:
Marketing and selling	11.1	11.7	14.3	15.5	12.6	13.1	14.7	15.6
Research and development	5.1	4.0	5.4	6.6	6.5	4.1	5.1	6.1
General and administrative	3.8	3.1	4.2	5.4	4.1	3.4	4.1	4.8
Total	20.0	18.8	23.9	27.5	23.2	20.6	23.9	26.6
Operating income	11.5	14.5	10.2	6.5	11.0	14.1	8.6	4.8
Net income	8.8%	11.5%	8.3%	5.5%	8.4%	11.1%	6.4%	3.7%

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of

Logitech International S.A.

Our audits of the consolidated financial statements referred to in our report dated April 22, 2003, appearing in the 2003 Annual Report to Shareholders of Logitech International S.A. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 20-F) also included an audit of the financial statement schedule listed in Item 19 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers SA

/s/ M. Foley M. Foley	/s/ M. Perry M. Perry

Lausanne, Switzerland

April 22, 2003

SCHEDULE II

LOGITECH INTERNATIONAL S.A.

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Fiscal Year	Description	Balance at beginning of period	Charged to bad debt expense	Write-offs charged to allowance	Balance at end of period
2003	Allowance for doubtful accounts	$7,578	$4,380	$(4,242)	$7,716
2002	Allowance for doubtful accounts	$5,402	$4,530	$(2,354)	$7,578
2001	Allowance for doubtful accounts	$3,190	$4,500	$(2,288)	$5,402