Form 20-F
period 2004-03-31
LOGITECH INTERNATIONAL SA
filed 2004-05-19
CIK 1032975

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2004 was 47,901,655 registered shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☒ Item 18

In this document, unless otherwise indicated, references to the “Company” or “Logitech” are to Logitech International S.A., its consolidated subsidiaries and predecessor entities. In addition, references to “ADSs” are to the American Depositary Shares of Logitech International S.A., each representing one registered share. Unless otherwise specified, all references to U.S. dollars, dollars or $ are to United States dollars, the legal currency of the United States of America. All references to CHF are to the Swiss franc, the legal currency of Switzerland.

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management as of the filing date of this Form 20-F. These forward-looking statements include statements related to:

•	our business strategy for new areas of growth and for building on the Company’s current strengths;

•	our belief that we are positioned to take full advantage of opportunities in the market for personal interface products;

•	our business and product plans for fiscal year 2005; and

•	the sufficiency of our cash and cash equivalents, cash generated from operations, and available borrowings under our bank lines of credit to fund capital expenditures and working capital needs for the foreseeable future.

Factors that might affect these forward-looking statements include, among other things:

•	general economic and business conditions;

•	our ability to compete effectively in the computer peripheral industry;

•	our ability to implement our business strategy;

•	our ability to timely develop and introduce successful new products; and

•	market acceptance for our products.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions are intended to identify such forward-looking statements. These statements reflect our views and assumptions. All forward-looking statements are subject to various risks and uncertainties that could cause our actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under Item 3 “Key Information – Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.    Selected Financial Data

The financial data below has been derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America. This financial data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Form 20-F. This table should also be read in conjunction with Item 5 “Operating and Financial Review and Prospects.” These historical results are not necessarily indicative of the results to be expected in the future.

	Year ended March 31,
	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)
Consolidated statements of income and cash flow data:
Net sales	$1,268,470	$1,100,288	$943,546	$735,549	$592,096
Gross profit	408,922	364,504	315,548	233,259	183,127
Operating expenses:
Marketing and selling	156,793	141,194	130,060	105,140	79,389
Research and development	61,289	56,195	50,531	36,686	31,666
General and administrative	45,286	43,233	37,739	33,484	31,102
Purchased in-process research and development (1)	—	—	—	3,275	—

Total operating expenses	263,368	240,622	218,330	178,585	142,157
Operating income	145,554	123,882	97,218	54,674	40,970
Net income	$132,153	$98,843	$74,956	$45,068	$30,044
Net income per share and ADS:
Basic	$2.91	$2.15	$1.67	$1.07	$0.76
Diluted	$2.69	$1.97	$1.50	$0.96	$0.69
Shares used to compute net income per share and ADS:
Basic	45,346	45,989	44,929	42,226	39,770
Diluted	50,160	51,409	50,939	46,940	43,760
Net cash provided by operating activities	$166,460	$145,108	$112,595	$12,043	$32,866

	March 31,
	2004	2003	2002	2001	2000
	(In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$294,753	$218,734	$143,101	$44,142	$49,426
Total assets	$865,916	$738,302	$595,744	$505,116	$334,077
Long-term debt, net of current maturities	$137,008	$131,615	$104,812	$26,908	$2,934
Shareholders’ equity	$457,080	$365,562	$323,017	$256,054	$179,969

(1)	In connection with the acquisition of Labtec in fiscal 2001, the Company recorded a charge of $3.3 million for purchased in-process research and development.

Exchange Rates

Our registered shares traded on the Swiss Exchange are denominated in Swiss francs while our ADSs traded on the Nasdaq National Market are denominated in U.S. dollars. Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of our registered shares on the Swiss Exchange and, as a result, will likely affect the market price of our ADSs in the United States, and vice versa.

The following table sets forth for the periods indicated, information concerning exchange rates between the U.S. dollar and Swiss franc based on the noon buying rate as reported by The Bank of New York, expressed in Swiss francs per U.S. dollars. The noon buying rate is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Average(1)	High	Low	Period End
Fiscal 2000	CHF 1.560	CHF 1.663	CHF 1.478	CHF 1.663
Fiscal 2001	1.697	1.830	1.590	1.736
Fiscal 2002	1.699	1.819	1.586	1.682
Fiscal 2003	1.469	1.674	1.325	1.354
Fiscal 2004	1.311	1.418	1.219	1.268

(1)	Represents the average of the noon buying rate on the last business day of each month during the respective periods.

	High	Low
Monthly highs and lows (over the most recent six month period):
October 2003	CHF 1.335	CHF 1.307
November 2003	1.374	1.299
December 2003	1.320	1.247
January 2004	1.266	1.219
February 2004	1.263	1.227
March 2004	1.304	1.240

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Our operating results are difficult to predict and fluctuations in them may cause volatility in the price of our ADSs and registered shares.

Given the nature of the markets in which we compete, our revenues and profitability are difficult to predict for many reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales generally occur in the last month or even the last week of each quarter, further increasing the difficulty in predicting revenues and profitability for the quarter.

•	We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•

Our revenues and profitability depend in part on the mix of our retail and original equipment manufacturers, or OEM, sales as well as our product mix. Our prices and gross margins are generally lower for sales to OEM customers compared to sales to our retail customers. Our prices and gross margins can vary significantly by product line as well as within product lines. Also, sales of our interactive gaming products are sensitive to trends in the gaming industry, including customer preferences, the popularity of games introduced by gaming publishers and the nature of such games. Consequently, the size and timing of opportunities in this market are difficult to predict.

•	Fluctuations in currency exchange rates impact our revenues and profitability because we report our financial statements in U.S. dollars whereas a significant portion of our sales to customers are transacted in other currencies, particularly the Euro. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our ADSs and registered shares. For example, in the first quarter of fiscal year 2004, our operating results did not meet our targets, which had a significant adverse effect on the trading price of our ADSs and registered shares.

Production levels that do not match demand for our products could result in lost sales or in a reduction in our gross margins.

Our industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine production levels based on our forecasts of demand for our products. Actual demand for our products depends on many factors, which make it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect differences to arise in the future. The following problems could occur as a result of these differences:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess manufacturing capacity. Excess inventory could negatively impact our cash flows and could result in inventory impairments. Excess manufacturing capacity could result in higher production costs per unit and lower margins.

•	If demand for our products exceeds our forecasts, we would have to rapidly ramp up production. We depend on suppliers and manufacturers to provide components and subassemblies. As a result, we may not be able to increase our production levels to meet unexpected demand and could lose sales in the short-term while we try to increase production. If customers turn to competitive sources of supply to meet their needs, our revenues could be adversely affected.

•	Rapidly increasing our production levels to meet unanticipated customer demand could result in higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

If we do not timely introduce successful products our business and operating results could suffer.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	timely develop innovative new products and enhancements;

•	distinguish our products from those of our competitors;

•	manufacture and deliver high-quality products in sufficient volumes; and

•	price our products competitively.

If we do not execute these successfully, our business, financial condition and operating results could suffer.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and types of products we sell and we will endeavor to further expand our product portfolio. This expansion places a significant strain on our management, operations and engineering resources. Specifically, the areas that are strained most by our growth include the following:

New Product Launch.  With the growth of our product portfolio, we experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate supply to meet anticipated customer demand and effective marketing to stimulate demand and market acceptance. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose retail shelf space and product sales.

Forecasting, Planning and Supply Chain Logistics.  With the growth of our product portfolio, we also experience increased complexity in forecasting customer demand and in planning for production, and transportation and logistics management. If we are unable to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory.

To manage the growth of our operations, we will need to continue to improve our transaction processing; operational and financial systems; and procedures and controls to effectively manage the increased complexity. If we are unable to scale and improve them, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales and increased inventory. These difficulties could harm or limit our ability to expand.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, and continual performance enhancements and new features, as well as rapid adoption of technological and product advancements by competitors in our retail market. Also, aggressive industry pricing practices and downward pressure on margins have resulted in increased price competition from both our primary competitors as well as from less established brands.

Microsoft is our main competitor in retail pointing devices and keyboards. Microsoft’s offerings include a complete line of mice, trackballs and keyboards including cordless mice and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We continue to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Microsoft, which will continue to impact our revenues and margins. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower price segments which could potentially impact our market share.

Microsoft is a leading producer of operating systems and applications with which our pointing devices and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its pointing devices and keyboards to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Our main competitors in the U.S. for personal computer video cameras are Creative Labs and Veo. In Europe, our main competitors are Creative Labs and Philips. We are also experiencing ongoing competition from less-established brands in PC video cameras that are seeking shelf space and increased market share through price competition.

Competitors for our interactive entertainment products include Guillemot, Mad Catz, Pelican Accessories and Saitek Industries. Our controllers for PlayStation®2 are competing against Sony’s sales of their own controllers. Sony has substantially greater financial, technical, sales, marketing and other resources than we do. We also compete with another OEM manufacturer for sales of the EyeToy™ product to Sony. If Sony were to move away from Logitech as a supplier of this product, this could adversely affect our OEM revenues. In addition, our controllers for Microsoft Xbox™ are competing against Microsoft’s sales of their controllers.

Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the PC and console headset, telephony and microphone business, competitors include Altec Lansing and Plantronics. In addition, with our entry into the mobile phone headset business, we are competing against mobile phone and accessory companies such as Jabra, Motorola, Nokia, Plantronics and Sony-Ericsson, some of whom have substantially greater resources than we have and each of whom have established market positions in this business. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing.

Further, we expect to continue to experience increased competitive pressures in our retail business particularly in the terms and conditions that our competitors offer to our customers, which may be more favorable than our terms. For example, some of our competitors are beginning to offer to consign products rather than sell them directly to their customers. We are offering similar terms to select customers to compete effectively. Offering products on a consignment basis could potentially delay the timing of our revenue recognition, increase inventory balances as well as require changes in our systems to track inventory.

If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition, our business could be harmed. If we do not otherwise compete effectively, demand for our products will decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers.

We sell our products through a network of domestic and international distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers. The distribution, retail and OEM industries have historically been characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels.

The loss of one or more of our distributors, major retailers or OEM customers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high-volume customers, we maintain individually significant receivable balances with these customers. As of March 31, 2004, one customer, Ingram Micro, represented 16% and another customer, Tech Data, represented 11% of total accounts receivable. During fiscal year 2004, Ingram Micro accounted for 10% of net sales. We generally do not require any collateral from our customers. However, we seek to control our credit risk through ongoing credit evaluations of our customers’ financial condition and by purchasing credit insurance on European retail accounts receivable balances. If any of our major customers were to default in the payment of their receivables owed to us, our business, financial condition, operating results and cash flows could be adversely affected.

Our principal manufacturing operations are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations are located in Suzhou, China. These operations could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations. Further, we may be exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. Recently, China has been confronted with international pressure demanding the appreciation of the RMB. Should the Chinese government allow a significant RMB appreciation, our component and other raw material costs could increase and could adversely affect the Company’s financial results.

We depend on original design manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and logistics management, the potential lack of adequate capacity and discontinuance of the contractors’ assembly processes. Financial instability of our manufacturers or contractors could result in our having to find new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Consequently, we may experience delays in the timeliness, quality and adequacy in product deliveries, any of which could harm our business and operating results.

We purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply shortages and fluctuations in component prices. In the second half of fiscal year 2004, we experienced increased lead times on semiconductors and base metals used in our pointing device, keyboard and video products. While we are trying to manage our component levels through the purchase of buffer stock, there is no guarantee that we will be able to maintain the inventory levels sufficient to meet our product demand. Currently, the shortages have not significantly impacted our product cost. In addition, we may be at risk for these components if our customers reject or cancel orders unexpectedly or with inadequate notice. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could harm our business, financial condition and operating results.

We purchase some products and some key components used in our products from single or limited sources. In particular, a significant portion of our cordless keyboards is single-sourced and the sensor in our optical mice is provided by a single supplier. If the supply of these products or key components were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers and transport our products. From time to time, we change third-party logistics providers such as warehouse managers and freight forwarders. During the first half of fiscal year 2005, we expect to complete our transition to a new third-party distribution center in Europe (Venray, Netherlands) and will be starting up an additional third-party distribution center in Eastern Europe (Hungary). On a worldwide basis, we will continue to evaluate and consider changes in both our international and domestic freight forwarders. If we do not successfully coordinate these changes and the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and could lose sales, or we may experience a build-up in inventory.

We are currently expanding our Suzhou manufacturing operations with the construction of a new factory to provide for additional productive capacity to meet future demand. We expect construction of the new site to be completed and operations to commence in the summer of 2005. If construction and transition of manufacturing to the new factory were to be significantly delayed, we may not have sufficient productive capacity to meet customer demand, and as a result could lose sales.

A significant portion of our quarterly orders and product deliveries occur in the last month of the fiscal quarter, generally with a high concentration in the final week of that month. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill all our orders from our customers in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•	changes in value-added tax or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We have accumulated a significant VAT refund receivable from the Chinese government and if we do not recover this receivable, our gross margins and operating results could be adversely affected.

In the normal course of business, we pay value-added taxes, or VAT, in China on components we purchase in China, which are refunded after the export of goods manufactured in China. We file for refunds, receive approvals from the Chinese tax officials and then receive our refund. Beginning in early fiscal year 2002, approval and refund delays started to occur. As a result, we have accumulated a significant VAT refund receivable that will continue to grow to the extent that our future VAT payments exceed amounts reimbursed by the Chinese government or sold to third parties. In March and July 2003, we sold a portion of our VAT receivable to a bank on a non-recourse basis for a negotiated discount. The government has since refunded all amounts related to our calendar 2002 claims, a portion of which was sold to the bank. We have received assurances from the Chinese officials that all approved claims will be paid in full, and that we can expect to receive refunds for our calendar 2003 claims by the end of the second quarter of fiscal year 2005. If we are unable to collect our VAT receivable for any reason, or if we are unable to negotiate similar non-recourse sales of our remaining or future VAT receivable, we could experience both a one-time charge for the write-down of our VAT receivable and on-going lower margins due to the lack of reimbursement of VAT, either of which could significantly harm our financial condition, operating results and cash flows.

Our introduction of new product lines may consume significant resources and not result in significant future revenues.

We will continue to expand our product offerings with new product lines such as headsets for mobile phones, and other products that are outside of our traditional areas of expertise. To accomplish this, we have committed resources to develop, sell and market these new products. With limited experience in these product lines and because these products may be based on technologies that are new to us, it may be difficult for us to accurately anticipate and forecast revenues, manufacturing costs, customer support costs and product returns. In addition, because the technologies may be new to us, we may have a greater risk of unknowingly infringing on proprietary technology. Our ongoing investments in the development and marketing of new lines of products could produce higher costs without a proportional increase in revenues.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States and European patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

We are also increasing our reliance on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, financial condition and operating results. Moreover, the use of intellectual property licensed from third parties may limit our ability to protect the proprietary rights in our products.

Pending lawsuits could adversely impact us.

We are currently involved in pending lawsuits and claims involving patent infringement claims by third parties and commercial matters that arise in the normal course of business. We believe that these lawsuits are without merit and we intend to defend them vigorously. However, our defense of these actions may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

Pending and future litigation and disputes arising over patent infringement claims, commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of our technical and management resources, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could adversely affect our business, financial condition and operating results.

Our effective tax rates may increase in the future, which could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryovers, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. If our effective tax rate increases in future periods, our operating results could be adversely affected.

Changes in environmental rules and regulations could increase our costs and impact our future operating results.

Certain of our products are subject to international laws restricting the presence of certain substances in electronic products. Legislation enacted by the European Union (“EU”) mandates that certain electronic products manufactured or supplied into the EU be lead-free by July 2006. Further, production of products in certain countries requires us to provide consumers with the ability to return product at the end of its useful life, and places responsibility for environmentally safe disposal or recycling with the producer. The EU has finalized the Waste Electrical and Electronic Equipment Directive (“WEEE”), which makes producers of electrical goods, financially responsible for specified collection, recycling, treatment and disposal of covered products. Producers are to be financially responsible under the WEEE Legislation beginning in August 2005. Similar legislation may be enacted in other geographies, including federal and state legislation in the United States, the cumulative impact of which could be significant. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even if not subject to regulations imposed by local governments. Although Logitech does not anticipate any material adverse effects in the future based on the nature of its operations and the thrust of such laws, there is no assurance that such existing laws or future laws will not have a material adverse affect on us.

We may encounter difficulties with our acquisition of Intrigue Technologies, which could adversely affect our business and operating results.

We have acquired and may continue to acquire companies that have products, personnel and technologies that complement our strategic direction and roadmap. Subsequent to year-end, we acquired Intrigue Technologies, Inc., a privately held Canadian company focused on advanced remote control technology.

Our acquisition of Intrigue, involves risks and uncertainties, including:

•	difficulties in integrating the acquired company and its operations;

•	diversion of management’s attention from the normal operations of our business;

•	potential loss of key employees and customers of the acquired company;

•	insufficient future revenues and profitability of the acquired company that could negatively impact our consolidated results;

•	exposure to potential product quality issues; and

•	exposure to unanticipated contingent liabilities of the acquired company.

Any of these and other factors could prevent us from realizing the anticipated benefits of the acquisition and could adversely affect our business and operating results. Further, the acquisition will result in the recording of other intangible assets for Intrigues’ brand name, technology and database of product information and infrared codes, which would result in amortization expense. Also, the acquisition would result in the recording of goodwill, which could result in potential impairment charges, which could adversely affect our operating results. Acquisitions are inherently risky, and no assurance can be given that our acquisition of Intrigue will be successful and will not adversely affect business, operating results or financial condition.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

Logitech International S.A. was incorporated under the laws of Switzerland in 1981, and in 1988, the Company listed its shares in an initial public offering in Switzerland. In March 1997, the Company sold 4,000,000 registered shares from treasury in a U.S. initial public offering in the form of 4,000,000 American Depositary Shares (ADSs), which were listed on the Nasdaq National Market. Logitech maintains its corporate headquarters through its U.S. subsidiary located at 6505 Kaiser Drive, Fremont, California. The Company’s telephone number there is (510) 795-8500. The Company also maintains regional headquarters through local subsidiaries in Romanel, Switzerland, Hsinchu, Taiwan, and Hong Kong, China. In addition, Logitech has manufacturing operations in China, with distribution facilities in the United States, Europe and Asia, and sales offices in major cities in the United States, Europe and Asia.

Important Events

In September 1998, the Company acquired the QuickCam® PC video camera business of Connectix Corporation for $26.2 million, including closing and other transaction costs. The acquisition was consistent with the Company’s strategy to pursue new areas of growth and enter the PC video camera market. The Connectix business has been integrated into the Company’s video division. The acquisition allowed the Company to take advantage of the new technologies in digital imaging and the growth of the market for PC video cameras. With the success of its line of PC video cameras, the Company has emerged as a market leader in this product category.

In March 2001, Logitech acquired Labtec Inc., a publicly traded provider of PC speakers, headsets and microphones based in Vancouver, Washington, for $73 million in cash and stock, and $3.3 million in transaction costs. The acquisition strengthened Logitech’s market presence in the audio interface space and furthered its strategy to move the Company beyond the PC platform and into markets such as mobile telephony. The Company successfully integrated the Labtec business into its ongoing processes and has expanded the Labtec brand to encompass additional product categories such as mice and web cameras.

Subsequent to year-end, the Company acquired Intrigue Technologies, Inc., a privately held Canadian company focused on advanced remote control technology. Logitech paid cash consideration of approximately $29 million for all the outstanding shares of Intrigue Technologies. The purchase price will be allocated to the fair values of the net assets acquired, which primarily consist of the acquired company’s database of product information and infrared codes, technology and brand name. Also, the agreement provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of certain future remote control revenue targets. The acquisition is part of the Company’s growth strategy to position Logitech at the convergence of consumer electronics and personal computing in the living room. With its knowledge and experience in control devices for the PC and game consoles, combined with Intrigue’s expertise and know-how in advanced remote control technology, the Company believes it is well positioned to further its presence in the digital living room.

Principal Capital Expenditures

Logitech’s capital expenditures for property, plant and equipment for fiscal years 2004, 2003 and 2002 were $24.7 million, $28.7 million and $21.9 million. Principal areas of investment during those years related to normal expenditures for tooling costs, machinery and equipment and computer equipment and software.

Principal Equity Investments

As of March 31, 2004, Logitech had equity investments in various technology companies totaling $16.2 million. During fiscal years 2004, 2003 and 2002, the Company made investments of $15.2 million, $.4 million and $1.6 million, and sold or impaired investments amounting to $.5 million, $2.3 million and $4.3 million. The Company accounts for its investments using the cost method.

In July 2003, the Company made a $15 million cash investment in the Anoto Group AB (“Anoto”), which represents approximately 10% of Anoto’s outstanding shares. In connection with this investment, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish high technology company from which Logitech licenses digital pen technology. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology.

In March 2002 and September 2003, Logitech made cash investments in A4Vision, Inc. (“A4Vision”) totaling $.8 million, which represents approximately 12% of A4Vision’s outstanding shares. In connection with this investment, a Logitech executive was appointed to the A4Vision board of directors. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software. Subsequent to year-end, the Company increased its investment in A4Vision providing additional cash funding totaling $.4 million.

B.    Business Overview

Company Overview

Logitech is a leader in the design, manufacture and marketing of personal interface products for personal computers and other digital platforms. The Company’s product family includes webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers and headsets for the PC and for gaming consoles; mobile headsets; 3D control devices; and with its recent acquisition of Intrigue Technologies, advanced remote controls.

Logitech offers rich and varied access to the world of digital information. The Company’s products provide user-centric solutions intended to be easy to install and easy to use. Many of the products include integrated software for seamless compatibility and added functionality. Logitech’s personal interface products are often the most frequent point of physical interaction between people and the digital world. As such, they are a significant factor in determining the man/machine interface and in increasing its richness. These products allow users to personalize and enrich their computing environment, and to easily operate in a variety of applications. The Company is committed to offering products that bring together the tools that business people, home users, and computer gamers need to make their experience more effective, comfortable, and enjoyable. The Company’s products are sold through a variety of channels, including consumer electronics retailers; mass merchandisers; specialty electronics, computer and telecom stores; value added resellers; online merchants and OEMs.

The Company’s retail products increasingly target and appeal directly to consumers and businesses as they purchase add-on devices for their PC or gaming console. Logitech’s products are purchased as add-ons for enabling applications that require dedicated devices, including webcams, PC headsets, steering wheels and joysticks for PC and console games. The products are also purchased to replace the basic peripherals that originally came with the PC or game console with devices that offer increased comfort, flexibility and functionality. Logitech’s OEM products are a frequent choice among PC manufacturers, who need high-quality, affordable, and functional personal interface products in high volumes.

Over the past 20 years, Logitech has established itself as a leading designer, manufacturer and marketer of computer control devices (mice and trackballs). Building on this leadership position, the Company has capitalized on the growth in personal computing and the advent and growth of the Internet by significantly expanding its product offerings to include a wide range of interface devices for PCs. Logitech is a worldwide leader in radio-based cordless input devices, offering a comprehensive selection of cordless keyboards, mice and gaming controllers. The Company also has become a leader in the PC video camera market. In addition, Logitech has emerged as a leading provider of multimedia speaker systems and PC voice access products. More recently, the Company has become a pioneer in the area of digital writing, working with industry partners on solutions based on a Logitech digital pen that captures handwritten information in a digital form for easy transfer to the PC.

Through integrated hardware and software functionality, Logitech products for the PC platform are optimized for the Internet. The Company provides Internet webcams that enable “one-button” video instant messaging and feature mobile video technology that allow users to send live video to mobile phones; and keyboards and mice that are one click away from the Internet. These product offerings demonstrate Logitech’s commitment to ensuring a user-friendly and effective Internet experience.

Expanding into new markets, Logitech now produces interface devices for platforms such as gaming consoles and mobile phones. The Company produces controllers for the popular gaming consoles, as well as supporting features for specific games. For example, the Company’s line of steering wheels support popular driving games, including Gran Turismo™ and Formula One™. Logitech also manufactures webcams and headsets for gaming consoles, including the EyeToy™ camera and the USB Headset for the PlayStation®2. For mobile phones, Logitech offers comfortable headsets, including a cordless headset for phones that use the Bluetooth® wireless technology. The Company’s recent acquisition of Intrigue Technologies expands its presence in the digital living room and introduces a new line of personal interface devices for home entertainment systems to Logitech’s product portfolio. Intrigue’s current line of advanced remote controls, with Smart State Technology™ Activity Control provides simple, intuitive control of even the most elaborate entertainment system.

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

The Company has continually embraced new connectivity technologies and standards. Logitech demonstrated the first working USB prototype at the Fall Comdex in 1995. In addition, the Company pioneered digital radio-based cordless mice and keyboards and introduced the first Bluetooth-based peripheral, the Logitech Cordless Presenter™ designed for electronic presentations. In 2003, Logitech introduced another breakthrough product using Bluetooth technology, the diNovo™ Media Desktop™, which acts as a hub for connectivity between a desktop PC and Bluetooth devices. Logitech will continue to monitor the connectivity environment, in order to optimize the user experience when interfacing with digital information.

The Company believes the following to be among its key competitive strengths:

•	Substantial Technical Expertise. Logitech has accumulated significant expertise in the key engineering disciplines that underlie its products. For example, Logitech engineers have continually enhanced motion-encoding technology for control devices over several distinct generations. They have developed several radio transmission technologies for cordless operations, developed new applications for webcams, and enabled the integration of new controllers in console gaming. Many of the technologies involved in these developments have applications across multiple product offerings, allowing the Company to leverage its accumulated investment.

Logitech believes its future lies not only in its strong internal technical resources, but also from partnering with other industry leaders with complementary technologies that promise to make the interface more productive, natural and enjoyable. This partnering has resulted in devices that provide enhanced realism by incorporating force feedback or optical sensing, and it has resulted in digital writing technologies.

•	Product Definition, Technology and Industrial Design Excellence. Logitech understands the balance between features and complexity, functionality and style, price and performance. The Company believes its ability to produce world class, user-centric industrial designs, coupled with innovative technologies that deliver true benefit to the consumer, sets it apart from competitors. Logitech has repeatedly received awards for design and innovation. During the past year, the Company’s product designs received the following awards: “red dot,” IDEA (Industrial Design Excellence Award), several iF Industrie Forum Design awards, Good Design and a CES Innovations Award. Logitech’s cutting-edge technology, evidenced by products such as the diNovo™ Media™ Desktop, the QuickCam® Orbit and QuickCam Sphere, the Z-680 Speakers, the Pocket Digital™ Camera, MX™700 Mouse, MOMO® Racing Force Wheel, and others, garnered numerous top billings, Editors Choice, Product of the Year, Best of What’s New, and more, in a variety of publications such as Popular Science, PC World, PC Magazine, Computer Gaming World, Maximum PC, and in many additional media outlets worldwide.

•	Retail Brand and Distribution. The Company believes the Logitech brand name and industrial designs are recognized worldwide as symbols of product quality, innovation, ease of use and price performance. The Company enjoys a strong and growing brand presence in more than 100 countries. During fiscal year 2004, the Company sold more than 47 million Logitech branded products. The Company believes that in the consumer market, brand identity and brand awareness are important components of the purchase decision, and that as competition intensifies, the ability to secure shelf space will increasingly become a competitive advantage. Logitech’s brand has enabled the Company to build an extensive retail distribution network and to obtain this critical shelf space. Today, the strength of this brand is apparent in the PC and console OEM channel as well, where systems manufacturers and integrators, as well as game publishers are choosing to bundle Logitech-branded products with their offerings.

•	Strength on the Desktop. As it broadens its product portfolio beyond the PC platform, Logitech has also continued to expand its presence on the PC desktop, with its product portfolio encompassing a broader range of interface devices that people use everyday as they work, communicate and play at their PC. The Company’s interface devices bring together on the desktop a broad variety of products that individuals – business people, home users, gamers and others – need to make their time on the Internet and time at the computer more productive, comfortable and enjoyable. As a result, the Company is positioned to offer “one-stop shopping” for peripherals that have been designed to work seamlessly together.

Logitech aggressively pursues several important aspects of today’s desktop, including the freedom and flexibility of cordless solutions, easy Internet-based visual communication, integration of personal digital assistants, or PDAs, and mobile phones with the PC, and other innovative technologies.

•	Volume Manufacturing Capability Resulting from Strong OEM Relationships. The Company believes its established manufacturing capabilities are a significant competitive advantage. Over the past ten years the Company has built a significant manufacturing presence in Asia, where its ISO 9000-certified manufacturing facilities are currently producing more than 60 million units per year. As a result, Logitech has been able to maintain strong quality process controls and has realized significant cost efficiencies. Further, the Company is currently expanding its Suzhou operations with the construction of a new factory to provide for additional productive capacity to meet future demand. The new facility will initially have 30% greater capacity than the Company’s existing operations as well as the potential to double beyond that. The Company’s manufacturing expertise extends beyond production to include logistical support, just-in-time supply and process engineering.

Logitech’s world-class manufacturing capability and expertise allows Logitech to continue its long-established relationships with large OEM customers. The Company currently sells to the majority of the world’s largest PC manufacturers, as well as to most of the next layer of systems manufacturers and integrators. Because Logitech’s engineering and design staffs work collaboratively with OEM customers on the specifications for future products, the Company believes its OEM relationships provide it with valuable insight into the future of the computer marketplace and technology trends. Over the past twelve months, Logitech has extended its OEM presence beyond its traditional customer base, and it now supplies several of its products to console platform manufacturers and game publishers.

The combination of a strong retail brand and a high-volume manufacturing operation linked to its OEM success, provides Logitech with a competitive advantage that we believe is unparalleled by its competitors.

•	Global Presence. Logitech is a global company capable of drawing upon the strengths of its global resources, global distribution system and geographical revenue mix. With manufacturing facilities in Asia, engineering teams in the U.S., Asia and Europe, major distribution centers in North America, Europe and Asia, as well as with sales and marketing offices in major cities worldwide, the Company has access to leading technology, markets, personnel and ideas from around the world. The Company believes that by fostering a strong international culture, it is able to capitalize on the worldwide marketplace by meeting the needs of customers in many countries.

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

Today’s PCs have evolved from productivity tools for word processing into affordable multimedia appliances or “digital hubs” capable of creating and manipulating vast amounts of graphics, sound and video. The interface devices sold with most new PCs are quite limited in the functionality they provide. This is especially true where the need to offer new personal computers at low prices dictates basic, no-frills peripherals such as a basic mouse and alphanumeric keyboard. Logitech believes the expanded capabilities of PCs, and the large installed base, present a significant opportunity for companies that provide innovative personal interface products for the computer, as basic input devices alone cannot effectively harness this new power and fully enable many of the newest applications.

Therefore, on one hand, PC manufacturers continue to require large volumes of simple interface devices. On the other hand, the after-market (that is, the market for peripheral upgrades and add-ons sold separately from the basic PC) grows as consumers demand more function-rich interface tools, and as the PC plays an ever-increasing role in the new digital lifestyle.

In addition, Logitech believes that trends established in the consumer electronics market, such as brand identity, affordability, ease of installation and use, as well as visual appeal, have become important aspects of a purchase decision when buying a PC and personal interface devices.

Personal interface device opportunities increasingly exist for non-PC platforms, such as video game consoles, mobile phones and home entertainment systems. As these additional platforms deliver added functionality, increased processing power and growing communications capabilities, Logitech expects demand to increase for add-on, complementary devices, connected to these platforms. The product expertise Logitech has developed around the PC platform extends to these new platforms as well and provides further opportunity for growth and leverage.

Business Strategy

Logitech’s objective is to strengthen its leadership in the growing market for personal interface products, linking people to the digital world wherever and whenever they need to access digital information to communicate, learn and play. The Company has historically served the installed base of PCs by offering innovative personal interface devices to address the needs of the desktop. While PCs are being used more and more as the digital hub to access information and communicate, other platforms such as game consoles and cell phones are also becoming a rich resource for people to access information, communicate and enjoy an expanding offering of interactive games. Logitech believes that the Company is well positioned to take advantage of the many opportunities in this growing marketplace.

In order to accomplish this objective, Logitech intends to pursue new areas for growth while continuing to protect and build on the Company’s current strengths. This strategic direction focuses on personal interface products surrounding three digital environments:

•	The Office Environment – Desktops

•	The Living Room Environment – Game Consoles and Home Entertainment Systems

•	The Mobile Environment – Notebooks, Cell Phones, and Digital Writing

The Office Environment

Logitech has successfully broadened its desktop presence by introducing new and more efficient pointing devices that have gained market acceptance into the customer base. In addition, Logitech has expanded beyond its traditional role as a provider of pointing devices for the desktop into a leading brand for video imaging products, keyboards, PC audio products and control devices for 3D CAD/CAM users. The Company has the ability to introduce an even greater number of essential interface devices that people touch and use every day.

The Living Room Environment

Logitech offers a broad spectrum of products for gaming consoles and PCs, including driving wheels, cordless gamepads, audio headsets, keyboards, mice and cameras. With its expertise in force and vibration feedback, cordless connectivity, voice input and video input, Logitech is enabling a broad range of new gaming experiences for all three of the top console platforms (Playstation®2, Xbox™ and GameCube™). With many of its products, Logitech can efficiently leverage its investments for one platform – desktop PC – into new platforms – game consoles.

Logitech recently acquired Intrigue Technologies, Inc., a privately held Canadian company focused on advanced remote control technology. The acquisition is part the Company’s growth strategy to position Logitech at the convergence of consumer electronics and personal computing in the living room. With its knowledge and experience in control devices for the PC and gaming consoles, combined with Intrigue’s expertise and know-how in advanced remote control technology, the Company is well positioned to further its presence in the digital living room, around the home entertainment center, including the TV, DVD player and the VCR player.

The Mobile Environment

As digital information and communication are evolving into the mobile environment, the opportunity exists for Logitech to reach a broader array of platforms. The growing number of users of cell phones and notebook computers will bring additional demand for complementary personal interface products. Additionally, new technology provides the ability to digitally capture handwritten notes and messages, and thus creates further opportunities in the mobile environment. Wherever and whenever people want to access, create or consume digital information, the need for an intuitive interface will remain, and with it the opportunity to deploy Logitech products and design expertise across these environments.

Products

Logitech operates in a single industry segment encompassing the design, development, production, marketing and support of personal interface products. Most of the Company’s products share certain characteristics such as common customers, common sales channels or common company infrastructure requirements.

Logitech’s personal interface products include input and pointing devices such as corded and cordless mice, trackballs, and keyboards; interactive gaming devices such as joysticks, gamepads and steering wheels; multimedia speakers; headsets; web cameras; and with its acquisition of Intrigue Technologies, advanced remote controls. The Company’s product families are summarized below.

•	Mice. Logitech offers many varieties of mice, sold through OEM, system builder and retail channels. Most cordless pointing devices from Logitech use the Company’s proprietary 27 MHz digital radio technology to transmit data to the host computer. Optical technology is rapidly replacing the ball with a tracking system that works via light, using a light beam to illuminate surfaces on which the mouse is traveling. All premium retail models are bundled with Logitech® SetPoint® software, enabling users to program mouse buttons for specific tasks (for example, double-click) and to scroll through long documents and Web pages. New models in Logitech’s Click!™ series feature the Company’s tilt wheel plus zoom capability, which allow users to scroll in three dimensions. These mice also include a mini-receiver that makes it easier for consumers to install and use their cordless mouse. The Company’s MX™ series of mice is powered by the MX Optical engine, which captures up to 5.8 megapixels of surface tracking information every second. The series features eight programmable buttons, including a quick switch program selector and a proprietary “cruise control” scrolling system that provides rapid document scrolling. Logitech’s newest addition to the MX series is the MX™510, a high-performance corded mouse for precision gamers. The flagship product of the MX family, the cordless, rechargeable MX™700, uses Fast RF™ technology for a response rate equal to that of a corded USB connection. The Company also sells both corded and cordless mice that are designed specifically for OEM customers. The Company also introduced its first Bluetooth® product in 2002 – the Logitech Cordless Presenter™, designed for electronic presentations. In 2003, Logitech introduced the MX™900 Mouse, which is a Bluetooth version of the MX700.

•	Trackballs. Logitech produces several trackballs for the retail channel. All corded and cordless models use the Company’s patented Marble® optical sensing technology, which enables reliable, accurate operation without the need to regularly clean the device to prevent buildup of dust or grease. The newest Cordless Optical TrackMan® trackball features a “cruise control” scrolling feature as well as several new programmable buttons to enhance usability.

•	Keyboards and Desktops. Logitech offers a variety of corded and cordless keyboards, from the newest award-winning top-of-the-line diNovo™ Media Desktop™, which has redefined desktops with a sleek new low-profile keyboard style, a separate Media Pad and a rechargeable mouse that serves as a Bluetooth hub, to the basic Access™Keyboard, an affordable, attractive corded unit. All premium keyboards offer Logitech’s innovative iTouch® software or Setpoint Software for Bluetooth. iTouch features one-touch access to various Internet sites and key functions, making it easy to listen to music on the Web and download MP3 files. In addition, it provides quick access to favorite Web sites, email and search functions. The diNovo Desktop also ships with Logitech developed Media Desktop Software, which includes a full-screen media interface that is visible from up to 10 feet away, and can be controlled by the Media Pad from a range of up to 30 feet.

•	Digital Pen. The Logitech io™ Digital Pen establishes a new category of input devices. The Logitech io pen, based on the Anoto digital pen and paper functionality, lets people easily store, organize, and retrieve their handwritten information by simply writing with ink on paper. While using the special Anoto grid paper, an optical sensor embedded in the pen captures the handwritten images, storing up to 40 pages in memory. This captured digital information can then be transferred into the PC by synching the pen via a USB cradle. The Logitech io solution offers total mobility because all the user needs to carry is the pen and a digital paper notebook.

•	Web Cameras. Logitech’s QuickCam® family of PC webcams features easy installation and powerful software for enhanced visual communication over the Internet. QuickCam cameras can be used to send images or video clips through email or to complement Instant Messenger applications with real-time video. Logitech’s new QuickCam Orbit™ features mechanical pan and tilt, as well as automatic face-tracking. The Logitech QuickCam Orbit, QuickCam Pro™, Quick Cam Messenger™ and QuickCam Zoom™ lines include a built-in microphone to enhance the Internet video experience.

•	PC Game Controllers. Logitech offers a full range of controllers for PC gamers. The products address key game genres: joysticks for flying, steering wheels for driving, and gamepads for sports, action, and adventure games. Though the products are very different in nature due to their different target applications, they are united by Logitech’s attention to quality and excellence of design. They also share some core Logitech technologies, such as cordlessness, force feedback, and optical sensing. Logitech consistently breaks new ground in PC game controllers with award-winning products such as the Logitech MOMO® Force steering wheel and the Logitech Freedom 2.4 cordless joystick.

•	Console Game Controllers and Accessories. Since entering the console market three years ago, Logitech has consistently broadened its line with popular products in strategic segments. Logitech is now offering products for all three of the top platforms (PlayStation®2, Xbox™, and GameCube™) and is working closely with those platform providers and game developers throughout the world to develop new applications and technologies for this market. With its expertise in force and vibration feedback, cordlessness, voice input, and video input, Logitech is enabling a broad range of new gaming experiences. Logitech provides retail hardware, such as the Logitech Driving Force™ wheel and Logitech Cordless Controllers, and OEM hardware including the USB headset and the Sony EyeToy™ camera. To enable this hardware and ensure high-quality support within games, Logitech also provides state-of-the-art software drivers and tools to game developers.

•	Multimedia Speakers. The Company’s multimedia speakers are designed for three different user groups: Basic PC Users listening for the sounds of audio affirmation from multimedia software such as email and educational or basic music applications; Audio Enthusiasts wanting full fidelity music from CDs, MP3s, and DVD programs; and Gamers/Desktop Theater Users desiring the most involved surround sound experience. The Company offers a range of models from its flagship multi-platform, 500-watt Logitech® Z-680 speakers (which work with PCs, game consoles, televisions and DVD players), featuring THX approval, and 5.1 channels, to high-volume, entry-level 2-piece speaker systems. The flagship models consistently garner multiple best-in-class awards, affirming the Logitech brand in the speaker market.

•	PC and Game Console Headsets and Microphones. Logitech offers a complete line of voice access headsets and microphones. This line is designed to provide the best performance from many PC and game console applications, including voice-over-Internet communication, speech recognition, and video game voice command. Logitech is the world’s largest producer of USB headsets for PCs and game consoles.

•	Mobile Phone Headsets. Logitech’s family of innovative corded and cordless mobile phone headsets addresses the active lifestyle of users. In this area, the Company continues to incorporate advanced technologies, such as Bluetooth, as well as thoughtful industrial design to produce a superior user experience. While they provide an enhanced user experience, the headsets are extremely price competitive.

•	3D Motion Controllers. The Company’s subsidiary, 3Dconnexion, offers 3D input devices for the growing field of 3D motion control, used in the CAD (Computer Aided Design), EDA (Electronic Design Automation), GIS (Geographic Information Systems) and DCC (Digital Content Creation) markets. More than 200,000 professionals use 3Dconnexion motion controllers, including its SpaceBall®, SpaceMouse®, CadMan®, SpaceNavigator™ and SpaceTraveler™. All 3Dconnexion motion controllers leverage the productivity benefits and comfort of working with two hands – one hand on the mouse to select, modify or annotate, and the other hand on the motion controller to navigate.

•	Advanced Remote Controls. The Company’s recent acquisition of Intrigue Technologies expands its presence in the digital living and introduces a new line of personal interface devices for home entertainment systems to Logitech’s product portfolio. Intrigue’s current line of advanced remote controls with Smart State Technology™ Activity Control provides simple, intuitive control of even the most elaborate entertainment system. Also, its Smart State Database of electronic devices can support infrared-controlled devices made by any manufacturer. With interactive media capabilities, the controls allow users to select TV Shows, movies or music titles from the interactive display. The advanced remote controls also have the capability to control other devices, including lights and PCs.

Technology

Logitech products are sophisticated systems that combine multiple engineering disciplines – lightweight radio frequency transmission, optical, mechanical, electrical, acoustical and software – and incorporate both cognitive and physiological elements in user-centric industrial designs. These systems share common design elements, including: sensors to detect and encode motion, images, sound or other analog data into electrical signals; custom ASICs; microcontrollers to convert and process signals received from the sensor; a communications subsystem to exchange signals with an attached computer or other intelligent host; and a suite of driver, utility and user interface software modules and Web sites. The Company believes the software modules and Web support complete a seamless user-centric solution for information input, access and control. Logitech’s products incorporate the following principal technologies:

•	Motion Sensing. The Company’s sensors transform analog motion and images into electronic signals. Logitech was the first company to introduce optical sensing in pointing devices. For example, all of Logitech’s patented Marble® products use an optical trackball sensor, greatly improving trackball accuracy and durability. Similarly, Logitech’s digital cameras use optical sensors to detect colors, shapes and other image attributes, and to convert these attributes into electronic signals. Through a variety of sophisticated sensing and encoding techniques, Logitech has been able to improve the optical sensing quality, lower the cost, and increase the reliability of its optical mouse products.

•	Signal Processing Algorithms. Logitech engineers employ sophisticated signal processing algorithms across many product lines to compute spatial displacements, enhance color image quality and compress or format data for transmission. For example, in the Company’s Internet video cameras, signal-processing algorithms are used for color extraction, image enhancement and data compression.

•	Power Management. The Company’s products use advanced power management including techniques to reduce power consumption when needed. Cables connected to separate power supplies are inconvenient in the case of products such as corded pointing devices, and impossible in the case of cordless devices. Consequently, the Company believes low power consumption is an essential product attribute for the consumer marketplace. In addition, with up to 127 devices potentially drawing power from a single USB port, the Company believes its power management expertise is particularly important for USB products.

•

RF Technologies and Cordless Product Design.  The Company has led the development of low power radio frequency (RF) technology for use over short distances. The Company is focusing its current cordless development efforts primarily in three RF technology areas: Fast RF Cordless technology used first in the Logitech MX™ series of mice; 2.4GHz Cordless Freedom technology designed by Logitech especially for game controllers; and Bluetooth®, a communications standard with a broad range of applications. Fast RF Cordless is designed to provide excellent performance for everyday computing applications with a very long battery life and mass market price points. Logitech’s 2.4GHz Cordless Freedom technology satisfies gamers who value high-speed performance above all else. In 2004, the Company launched the Logitech Cordless Action™ controller for PlayStation®2 which introduces a second generation of this technology. Logitech believes the Bluetooth® wireless technology is an enabler to a much wider acceptance of cordless products in the marketplace and that it will boost the growth of companies active in this market. With the Cordless Presenter™, the Company introduced its first Bluetooth personal interface product. In fiscal 2004, the Company introduced two new desktops, diNovo™ Media Desktop™ and Cordless Desktop MX™ for Bluetooth, and the MX™900 mouse, all of which use the Bluetooth technology.

•	Force Feedback. Force feedback adds a real physical sensation to computer and console systems, enabling users to feel surfaces, bumps, vibrations, textures, inertia, liquids, springs, and many other compelling physical phenomena. This licensed technology is primarily used in joysticks and steering wheels where game players can experience the actual physical sensation of being at the controls of a fighter jet or at the wheel of a racing car.

•	Software. The Company is focusing its software development efforts on enabling easier-to-use interactions, expanding gaming functionality and enabling real-time video communication with products and services such as video instant messaging and Logitech VideoCall for broadband. Also, the Company has developed software development kits, or SDKs, to enable support for a variety of peripherals on gaming consoles. These include SDKs for force feedback joysticks and wheels, mice, keyboards, cameras and headsets. The SDKs are used in many of the top selling console games and make it easy for users to leverage the latest features of Logitech’s gaming peripherals.

•	Audio. The Company’s audio development resources cover a wide range of audio technologies. In speaker systems, Logitech uses advanced computer aided design tools for amplifier and PCB design. Sophisticated laser and PC-based technologies support speaker transducer design. For headsets, in-house engineering and testing technology ensure high-resolution voice recognition microphones. Computer aided design and in-house rapid prototyping technology speed the overall process and help ensure that products meet design and performance goals.

Research and Development

Logitech believes that continued investment in product research and development is critical to its success. The Company believes that its international structure provides advantages and synergies to its overall product development efforts. Logitech’s product research and development activities are mainly carried out at engineering centers located in Fremont, California; Vancouver, Washington; Romanel-sur-Morges, Switzerland; Hsinchu, Taiwan; and Seefeld, Germany. Also, with the Company’s recent acquisition of Intrigue Technologies, additional research and development activities will be carried out in Mississauga, Canada.

The location of the Company’s Fremont, California facility allows Logitech access to Silicon Valley’s talent pool, particularly important in the development of Internet applications, software and video technologies. In addition, this location in the midst of the world’s leading technology market enables the Company to compile market intelligence to define and position products and develop key strategic alliances.

Logitech’s Swiss engineering center provides the Company with advanced sensing and cordless technologies. In addition, the Swiss center is a convenient point for gaining access to leading European technologies. Logitech has been successful in recruiting and retaining top engineering graduates from leading Swiss universities because it is one of the few personal computer technology companies with research and development activities in Switzerland.

Through its Taiwanese subsidiary, the Company has established access to key Asian markets, engineering resources and high-tech manufacturing. Taiwan is a world leader in manufacturing and engineering. In particular,

Taiwan is a world leader in the design and manufacture of semiconductors, notebook computers, scanners, monitors and related products, and possesses a concentration of companies that specialize in advanced plastic injection blow molding and tooling. Moreover, the common language of Taiwan and China facilitates the transfer of products from the Company’s engineering launch site in Taiwan to its high-volume manufacturing site in China.

Logitech’s Vancouver, Washington engineering center designs and develops the Company’s audio products. The facility specializes in acoustic research and development, including model and simulation work. Areas of development cover cordless audio applications, demanding applications for audio input such as voice recognition, and audio output for PC speakers. Test capabilities include theoretical environments in an anechoic chamber, real-world environments for office settings, and pre-compliance testing.

The Company’s subsidiary, 3Dconnexion, whose research and development facility is located in Seefeld, Germany, provides Logitech with its ongoing research in 3D controller devices. The location of the facility provides Logitech with access to Germany’s leading automotive manufacturers who are also important 3Dconnexion customers. In addition, this facility is in close proximity to the Munich office of the German Aerospace Center, a leading research center in robotics and from whom Logitech has licensed some of its 3D technology.

The Company’s research and development expenses for fiscal years 2004, 2003, and 2002 amounted to $61.3 million, $56.2 million and $50.5 million. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

Marketing, Sales and Distribution

The primary end-user markets for Logitech mice, trackballs and keyboards have traditionally been consumers, small office and home office, or SoHo users and, through its OEM customers, corporate buyers. The primary end user market for Logitech entertainment devices, such as joysticks, gamepads and steering wheels, is consumers. The primary end-users for Logitech’s audio products are consumers, SoHo, and OEM customers. The Company’s end user markets for its PC video cameras are SoHo users, corporate buyers and consumers. Logitech’s primary end user markets are in Europe, North America, and Asia-Pacific. However, it also markets its products in Latin America, the Middle East, Africa and other regions.

Logitech builds awareness of its products and recognition of its brand through targeted advertising, public relations efforts, distinct packaging of its retail products, in-store promotions and merchandising, a worldwide Website and other efforts. It also acquires knowledge of its end-users through customer feedback and market research, including focus groups, product registrations, end user questionnaires, primary and multi-client surveys and other techniques. In addition, manufacturers of PCs and other products also receive customer feedback and perform end-user market research, which sometimes result in specific requests to the Company for specific products, features or enhancements.

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

In retail channels, Logitech’s direct sales force sells to distributors and large retailers. Its distributor customers typically resell products to retailers, value-added resellers, and systems integrators with which Logitech does not have a direct relationship. These distributors in the U.S. include Ingram Micro Inc. and Tech Data Corporation, and in Europe include Tech Data Corporation, Ingram Micro, Actebis and many strong national distributors such as Banque Magnetique in France, GEM in the United Kingdom and Also-ABC in Switzerland.

Logitech’s products can be found in major retail chains, where they typically enjoy access to significant shelf space. These chains in the U.S. include Best Buy Co., Inc., CompUSA, Inc., Office Depot, Inc., Staples, Inc., Target and Wal-Mart, and in Europe include MediaMarkt/Saturn, Carrefour, KESA Group, FNAC, Dixons Stores Group PLC and most key national consumer electronics chains. Logitech products also can be found at the top online e-tailers, which include Amazon.com, Buy.com, CDW, Insight, and others.

Through its operating subsidiaries, the Company maintains sales offices or sales representatives in more than 30 countries and throughout the United States.

Principal Markets

The Company operates as one business segment, which is the design, development, production, marketing and support of personal interface devices.

Net sales to unaffiliated customers by geographic region was as follows (in thousands):

	Year ended March 31,
	2004	2003	2002
Europe	$592,067	$487,762	$413,348
North America	473,065	435,612	389,949
Asia Pacific	203,338	176,914	140,249

Total net sales	$1,268,470	$1,100,288	$943,546

Customer Service and Technical Support

Through its operating subsidiaries, the Company maintains customer service and technical support operations in the United States, Europe, Asia and Australia. Customer service and technical personnel provide support services to retail purchasers of products via telephone, email, facsimile and the Logitech website. This site is designed to expedite overall response time while minimizing the resources required for effective customer support. In general, OEMs provide customer service and technical support for their products, including components purchased from suppliers such as Logitech. The Company provides a one to five year warranty on its branded retail products.

Manufacturing

The Company’s manufacturing operations consist principally of final assembly and testing. Logitech’s high-volume manufacturing is located in Suzhou, China. The Suzhou facilities are designed to allow production growth as well as flexibility in responding to changing demands for the Company’s products. Logitech is currently expanding its Suzhou operations with the construction of a new factory to provide for additional productive capacity to meet future demand. The new facility will initially have 30% greater capacity than the Company’s existing operations as well as the potential to double beyond that. The Company expects construction of the new site to be completed and operations to commence in the summer of 2005. The Company continues to focus on improving the efficiency at the Suzhou facilities, including the implementation of total quality management and total employee involvement programs.

New product launches, process engineering, commodities management, logistics, quality assurance, operations management and management of Logitech’s original design manufacturers occur in Hsinchu, Taiwan, Suzhou, China and Hong Kong, China. Certain components are manufactured to the Company’s specifications by vendors in Asia, the United States and Europe. Logitech also uses contract manufacturers to supplement internal capacity, to reduce volatility in production volumes and to reduce the transit time from final assembly to regional distribution centers. In addition, some products, including most keyboards, certain gaming devices and our audio products, are manufactured by third-party suppliers to the Company’s specifications. Retail product localization with local language manuals, packaging, software CDs and power plugs is performed at distribution centers in North America, Europe and Asia Pacific.

Competition

Logitech’s industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, and continual performance enhancements and new features, as well as rapid adoption of technological and product advancements by competitors in the retail market. Also, aggressive pricing practices and downward pressure on margins has resulted in increased price competition from both our primary competitors as well as from less established brands.

Microsoft is the Company’s main competitor in retail pointing devices and keyboards. Microsoft’s offerings include a complete line of mice, trackballs and keyboards including cordless mice and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. The Company continues to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Microsoft, which will continue to impact revenues and margins. Logitech is also experiencing competition and pricing pressure for corded and cordless mice and desktops from less established brands, in the lower price segments which could potentially impact its market share.

Microsoft is a leading producer of operating systems and applications with which Logitech’s pointing devices and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its pointing devices and keyboards to correspond with ongoing enhancements to its operating systems and software applications before Logitech is able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that Logitech may not be able to offer.

Logitech’s main competitors in the U.S. for PC video cameras are Creative Labs and Veo. In Europe, its main competitors are Creative Labs and Philips. The Company is also experiencing ongoing competition from less-established brands in PC video cameras that are seeking shelf space and increased market share through price competition.

Competitors for Logitech’s interactive entertainment products include Guillemot, Mad Catz, Pelican Accessories, and Saitek Industries. Logitech’s controllers for PlayStation®2 are competing against Sony’s sales of their own controllers. Sony has substantially greater financial, technical, sales, marketing and other resources than Logitech. The Company also competes with another OEM manufacturer for sales of the EyeToy™ product to Sony. If Sony were to move away from Logitech as a supplier of this product, this could adversely affect the Company’s OEM revenues. In addition, Logitech’s controllers for Microsoft Xbox™ are competing against Microsoft’s sales of their controllers.

Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the PC and console headset and microphone business, competitors include Altec Lansing and Plantronics. In addition, with the Company’s entry into the mobile phone headset business, it is competing against mobile phone and accessory companies such as Jabra, Motorola, Nokia, Plantronics and Sony-Ericsson, some of whom have substantially greater resources than we have and each of whom have established market positions in this business. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing.

Refer to discussion in Item 3D Risk Factors – “If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.”

Intellectual Property and Proprietary Rights

Intellectual property rights that apply to Logitech’s products and services include patents, trademarks, copyrights and trade secrets.

The Company holds a number of patents and pending applications from the U.S. and Europe, as well as from other countries. While Logitech believes that patent protection is important, the Company also believes that patents are of less competitive significance than factors such as technological expertise, ease-of-use, and quality design. No single patent is in itself essential to Logitech as a whole. From time to time the Company receives claims that it may be infringing patents or other intellectual property rights of others. Claims are referred to counsel, and current claims are in various stages of evaluation and negotiation. If necessary or desirable, the Company may seek licenses for certain intellectual property rights. Refer also to the discussion in Item 3D Risk Factors – “We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.”

To distinguish genuine Logitech products from competing products and counterfeit products, Logitech has used, registered, and/or applied to register certain trademarks and trade names in the U.S. and in foreign countries and jurisdictions. Logitech enforces its trademark and trade name rights in the U.S. and abroad. In addition, the software for Logitech’s products and services is entitled to copyright protection, and the Company generally requires its customers to obtain a software license before providing them with that software. Logitech also protects details about its products and services as trade secrets through employee training, license and non-disclosure agreements and technical measures.

Governmental Regulation

Logitech is subject to various safety, environmental, electrical and mechanical governmental regulations that exist throughout the world. Certain of the Company’s products are subject to international laws restricting the presence of certain substances in electronic products. Legislation by the European Union mandates that certain electronic products manufactured or supplied into the EU be lead-free by July 2006. Further, production of products in certain countries requires the Company to provide consumers with the ability to return product at the end of its useful life, and places responsibility for environmentally safe disposal or recycling with the producer. The EU has finalized the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods, financially responsible for specified collection, recycling, treatment and disposal of covered products. Producers are to be financially responsible under the WEEE Legislation beginning in August 2005. Similar legislation may be enacted in other geographies, including federal and state legislation in the United States, the cumulative impact of which could be significant. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even if not subject to regulations imposed by local governments.

The effects of complying with other government regulations on Logitech’s business are limited to the cost of allocation of the appropriate resources for agency fees and testing as well as the time it takes to obtain agency approvals. The costs and schedule requirements are industry requirements and therefore do not represent an undue burden relative to Logitech’s competitive position. As regulations change, the Company must modify its products or processes to address these changes.

Seasonality

Sales of Logitech’s retail products and certain of its OEM products are seasonal. Sales are typically highest during the third fiscal quarter, due primarily to the increased demand for Logitech’s products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Logitech sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

Materials

Logitech purchases some of its products and key components used in the Company’s products from single or limited sources. In particular, a significant portion of Logitech’s cordless keyboards is single-sourced and the sensor in the Company’s optical mice is provided by one supplier. Refer to discussion in Item 3D Risk Factors – “We purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.”

C.    Organizational Structure

The following lists the Company’s significant subsidiaries:

Name	Country of Incorporation	Ownership Interest
Logitech Inc.	U.S.	100%
Logitech Far East Ltd.	Taiwan	100%	*
Suzhou Logitech Electronics Co. Ltd.	China	100%
Logitech Europe S.A.	Switzerland	100%

*	Due to local legal requirements, there are holders of nominal shares apart from Logitech.

D.    Property, plant and equipment

Logitech’s U.S. subsidiary has headquarters in Fremont, California in three leased buildings comprising approximately 144,000 square feet. These facilities are also occupied by Logitech’s Americas headquarters, including research and development, product marketing, sales management, technical support and administration. The Company’s Fremont lease expires in March 2013. The audio business unit is located in 20,275 square feet of leased office space in Vancouver, Washington. The Company also leases an 80,000 square foot warehouse facility in Vancouver, Washington. Both of these leases have terms through April 2006. The warehouse facility is no longer being used because the Company has moved all of its North American distribution to a third party facility in Memphis, Tennessee.

Logitech’s Europe headquarters are in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 33,300 square feet and includes research and development, product marketing, sales management, technical support, administration and certain Logitech group activities including finance. The Company has leased an additional 8,400 square feet in Morges, Switzerland to supplement the space of the owned facility. This lease expires in May 2009.

Logitech’s subsidiary, 3Dconnexion, has leased a 4,600 square foot office in Los Gatos, California through the year 2006. In Seefeld, Germany, 3Dconnexion has leased 12,400 square feet through the year 2010 for its European headquarters, research and development and manufacturing. In addition, 3Dconnexion leases sales offices in Michigan, Texas, France and Poland with various expiration dates through 2006.

Logitech also has sales offices in more than 30 locations in 25 countries. These offices are leased with various expiration dates from 2004 to 2015.

Logitech’s worldwide operations headquarters are in a Company-owned 112,000 square foot facility in Hsinchu, Taiwan, and includes mechanical engineering, new product launches, process engineering, commodities management, logistics, quality assurance, and administration. Personnel in Hsinchu manage distribution of product throughout Asia through the use of externally administered warehouses in Taiwan, China and Singapore. Logitech’s high volume manufacturing is located in Suzhou, China, in a Company-owned 253,700 square foot building and a leased 91,500 square foot building. The lease on the building expires in July 2008. The Company is currently expanding its Suzhou operations with the construction of a new factory to provide for additional productive capacity to meet future demand. The completed new site would include approximately 600,000 square feet of factory space and include dormitory space to house the Company’s workforce. The facility will initially have 30% greater capacity than the Company’s existing operations as well as the potential to double beyond that. The Company expects construction of the new site to be completed and operations to commence in the summer of 2005.

In addition to its distribution centers in Asia, Logitech has major distribution centers in Memphis, Tennessee and Venray, Netherlands. The Memphis facility is contracted with a warehouse management company that leases and manages the distribution center for Logitech. The Memphis warehouse facility is 474,400 square feet, and the arrangement with the management company is through August 2005. The Venray facility is Logitech’s main distribution location in Europe and is contracted with a warehouse management company that leases and manages the distribution center for Logitech. The Venray warehouse is approximately 263,000 square feet and the arrangement with the management company is through December 2006. The Company recently transitioned to its Venray distribution center from its facility in Tilburg. Logitech also contracts with various distribution services throughout the world for additional warehouses in which the Company stores inventory.

Logitech believes that the Company’s manufacturing and distribution facilities are adequate for its ongoing needs and continues to evaluate the need for additional facilities to meet anticipated future requirements.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Annual Report on Form 20-F to shareholders contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth above in Item 3D “Risk Factors,” and below in Item 11 “Quantitative and Qualitative Disclosure About Market Risk.”

Overview

Logitech is a leading global technology company and earns revenues and profits from the sale of personal interface products that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company offers a broad range of products including input and pointing devices such as corded and cordless mice, trackballs, and keyboards; interactive gaming devices for entertainment such as joysticks, gamepads, and racing systems; web cameras; speakers, headsets and microphones; 3D controllers and with its recent acquisition of Intrigue Technologies, advanced remote controls. The Company sells its products through two primary channels, original equipment manufacturers (“OEMs”) and a network of retail distributors and resellers (“retail”).

The past several years have been challenging for the PC industry and the global economy in general. Confronted with a sluggish technology market, weak consumer confidence and economic uncertainty, the Company continued to demonstrate success.

During fiscal year 2002, the Company grew year over year revenues by 28% and generated net income of $75 million. Logitech’s retail sales in fiscal year 2002 accounted for 84% of total revenues as consumers upgraded and expanded their existing systems to take advantage of new technologies such as cordless connectivity and new applications such as video instant messaging. As a result, the Company sold more than

8 million cordless products and 4 million webcams in fiscal 2002 alone. At the same time, the Company’s OEM business was able to realize new opportunities for bundling higher value-added products, including cordless, audio and optical devices, to compensate for the slumping PC market. The Company added new platforms to its product portfolio while continuing to enrich the PC experience. After the successful launch of its force feedback steering wheel for PlayStation®2 in fiscal 2001, the Company launched another highly popular PlayStation2 racing wheel to help strengthen its position in the console peripheral market. Also, the Company successfully integrated the Labtec business (acquired in March 2001) into its existing operations and expanded the Labtec brand to encompass additional product categories such as mice and webcams.

Moving into fiscal year 2003, the Company continued to deliver record results, reporting its fifth consecutive year of record revenues and profitability despite a challenging technology market and a weak PC industry. The Company reached an important milestone in fiscal 2003, reporting revenues of over $1 billion during the fiscal year. Revenues during fiscal year 2003 grew 17% over the prior year, with net income increasing 32% to $99 million. Logitech’s retail business increased 15% for the year, while OEM business grew 23%, as the Company continued to increase the number of products offered to traditional PC customers, as well as to broaden its presence in the console peripheral market. The growth in revenue was partially attributable to the strengthening Euro, as a significant portion of Logitech’s sales are denominated in currencies other than the U.S. dollar. This benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in it lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. Also, the Company continued to benefit from its acquisition of Labtec with solid growth in its core audio business and new market opportunities with its line of mobile phone headsets. The Company remained focused on providing high quality products to its customers and continued investment in research and development, while committed to maintaining its low-cost structure. Also in fiscal 2003, the Company worked to manage supply chain and logistics issues resulting from the consolidation of its North American distribution centers to a third party provider in Tennessee, further complicated by a threatened dock strike on the west coast of North America; and invested in improving internal processes to support its global operations.

Fiscal year 2004 continued to be challenging for the industry and the Company. In the first quarter, the Company experienced a decline in its profitability despite growth in revenues, primarily driven by competitive pressures in select products that drove Logitech to lower product prices. The Company addressed these issues in the beginning of the second quarter and focused on lower cost new products, cost reductions of existing products and effective distribution and logistic management; and embarked on a marketing and advertising campaign to increase brand awareness and promote the cordless connectivity of its products. As a result, Logitech continued to report growth in revenues and profitability in fiscal year 2004, with revenues growing 15% to $1.3 billion and net income of $132.2 million, a 34% increase over the prior year. The Company’s OEM business grew 32% over the prior year, primarily driven by strong sales of its gaming console peripherals. Historically, the Company’s OEM business was comprised of sales of pointing devices to PC manufacturers. While sales to its traditional OEM customer base continued to grow in fiscal year 2004, the most substantial growth came from OEM console peripheral sales. The Company’s retail business grew 12% over the prior year driven by strong sales growth of its video, audio and gaming products. Despite flat growth in fiscal 2004 of its retail mice sales, Logitech’s business grew in other retail market categories. The Company continued to be the market leader in the webcam category and gained substantial market share in the PC audio segment. Also, the Company continued to benefit from the strong Euro, as a significant portion of Logitech’s sales are denominated in currencies other than the U.S. dollar. This benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in it lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. The Company’s commitment to investments in research and engineering resulted in growth opportunities both in the expansion of its product portfolio and sales growth of its existing product offerings. Finally, while confronted with shortages of certain components during fiscal year 2004 that resulted in the carrying of buffer stock, the Company was able to effectively manage working capital and generated record cash from operations of $166.5 million.

Looking forward to fiscal 2005, Logitech intends to focus on expanding beyond the PC platform and pursue new areas of growth, as well as build on its current strengths. To help address the Company’s flat retail mice sales in fiscal year 2004, it plans to strengthen its competitive position in the corded mice segment with new offerings focused on value and low cost. Also, the Company anticipates that cordless mice and desktops will become a standard for consumers. To maintain its market share in this growing market, the Company will be introducing a refreshed line of cordless mice and desktops. Further, the Company intends to capitalize on the growth of notebook computers by introducing new corded and cordless mice products focused on meeting the needs of notebook users. Foreseeing sustained growth in the webcam and speaker categories, the Company will continue to invest in bringing innovative, high quality integrated video and audio communications to the PC platform. The Company is committed to accelerating its progress in newer market categories and intends to make investments to further increase demand for its mobile headsets and digital pen offerings. Further, Logitech expects its recent acquisition of Intrigue Technologies to broaden its presence in the digital living room. In addition, the Company will continue to focus on its supply chain management in order to increase efficiency and effectively manage potential component shortages and further customer satisfaction. To ensure it has the productive capacity and resources to meet anticipated increases in demand, the Company is investing in a new expanded manufacturing facility in China slated for completion in the summer of 2005.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in compliance with relevant Swiss law, requires the Company to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

Logitech considers an accounting estimate critical if: (i) it requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of the Company’s financial condition and operating results.

Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors. The Company believes the following accounting estimates are most critical to its business operations and to an understanding of its financial condition and results of operations and affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. They should be read in conjunction with the Company’s consolidated financial statements.

Customer Programs

The Company records accruals for customer programs and incentive offerings, including certain rights of return, price protection, consumer rebates, volume-based incentives and other customer marketing programs. The estimated cost of these programs is accrued as a reduction to revenue or as an operating expense in the period the Company has sold the product or committed to the program. Significant management judgments and estimates must be used to determine the cost of these programs in any accounting period.

The Company grants limited rights of returns for certain products. Estimates of expected future product returns are based on analyses of historical returns, inventories owned by and located at distributors and retailers, and current customer demand. Return rates are influenced by the location and timing of the sale, product sell-through, product quality issues and sales levels; and can fluctuate quarter by quarter. Distributor and retail inventory levels fluctuate depending on product levels purchased and actual sell-through. Customer demand varies depending on market acceptance and competitive pressures, new product introductions, and product lifecycle status.

The Company has agreements with most of its customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. The Company’s decision to effect price reductions is influenced by channel inventory levels, product lifecycle stage, market acceptance and competitive environment, and new product introductions. Credits are issued for units that customers have on hand at the date of the price reduction. Upon approval of a price protection program, reserves for the estimated amounts to be reimbursed to qualifying customers are established. Reserves are estimated based on analyses of qualified inventories on hand with distributors and retailers.

Additionally, certain incentive programs, including consumer rebates, require management to estimate the number of customers who will actually redeem the incentive based on historical experience and the specific terms and conditions of particular programs. If a greater than estimated number of customers redeem such incentives, the Company would be required to record additional reductions to revenue.

Further, the Company offers volume rebates to its distributors and records reserves for such rebates at the time of shipment. Estimates of required reserves are determined based on a consideration of historical experience, anticipated volume of future purchases, and inventory levels in the channel. Changes in any of these variables could impact the amount of the recorded reserves.

Also, the Company enters into cooperative marketing arrangements with most of its distribution and retail customers allowing customers to receive a credit equal to a set percentage of their purchases of the Company’s products for various marketing programs. The objective of these programs is to encourage advertising and promotional events to increase sales of the Company’s products. Accruals for the estimated costs of these marketing programs are recorded based on the contractual percentage of product purchased in the period the Company recognizes revenue. The Company regularly evaluates the adequacy of these marketing program accruals.

Future market conditions and product transitions may require the Company to take actions to increase customer programs and incentive offerings that could result in incremental reductions to revenue or increased operating expenses at the time the incentive is offered.

Allowance for Doubtful Accounts

The Company sells its products through a domestic and international network of distributors, retailers and OEM customers. Logitech generally does not require any collateral from its customers. However, the Company seeks to control its credit risk through ongoing credit evaluations of its customers’ financial condition and by purchasing credit insurance on European retail accounts receivable balances.

The Company regularly evaluates the collectibility of its accounts receivable and maintains allowances for doubtful accounts. The allowances are based on management’s assessment of the collectibility of specific customer accounts, including their credit worthiness and financial condition, as well as the Company’s historical experience with bad debts, receivables aging, current economic trends and the financial condition of the Company’s distribution channels.

The Company’s customer base is highly concentrated and a deterioration of a significant customer’s financial condition, or worsening general economic conditions could cause actual write-offs to be materially different from the estimated allowance. As of March 31, 2004, one customer represented 16% and another customer represented 11% of total accounts receivable. The customers comprising the ten highest outstanding trade receivable balances accounted for approximately 63% of total accounts receivables as of March 31, 2004. If any of these customer’s receivable balances should be deemed uncollectible, the Company would have to make adjustments to its allowance for doubtful accounts, which could have an adverse affect on its financial condition and results of operations in the period the adjustments are made.

Inventory Valuation

The Company must order components for its products and build inventory in advance of customer orders. Further, the Company’s industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand.

The Company records inventories at the lower of cost or market value and records write-downs of inventories which are obsolete or in excess of anticipated demand or market value. A review of inventory is performed each period that considers factors including the marketability and product lifecycle stage, product development plans, component cost trends, demand forecasts and current sales levels. Inventory exposures are identified by comparing inventory on hand and on order to forecasted sales and material requirements over the next six, nine and twelve month periods. Inventory on hand which is not expected to be sold or utilized based on review of forecasted sales and utilization is considered excess and the Company recognizes the write-off in cost of sales at the time of such determination. If there were an abrupt and substantial decline in demand for Logitech’s products or an unanticipated change in technological or customer requirements, the Company may be required to record additional write-downs which could adversely affect gross margins in the period when the write-downs are recorded.

Accounting for Income Taxes

Logitech operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of these jurisdictions. The Company’s effective tax rate may be affected by the changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryovers, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, the Company must estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income, and establish a valuation allowance for any amounts Logitech believes will not be recoverable. Establishing or increasing a valuation allowance increases income tax expense, while releasing a valuation allowance reduces income tax expense or increases additional paid-in capital.

Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Logitech has recorded a valuation allowance at March 31, 2004 due to uncertainties related to its ability to utilize some of the deferred tax assets before they expire. The valuation allowance is based on estimates of taxable income by jurisdiction in which the Company operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, Logitech may need to release a valuation allowance or establish an additional valuation allowance which could materially impact the Company’s financial position and results of operations in the period when the valuation allowances are adjusted.

Valuation of Long-Lived and Intangible Assets and Goodwill

The Company reviews long-lived assets, such as investments, property and equipment, and goodwill and other intangible assets for impairment whenever events indicate that the carrying amount of these assets might not be recoverable. Factors the Company considers important which could require it to review an asset for impairment include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of its use of the acquired assets or the strategy for its overall business;

•	significant negative industry or economic trends;

•	significant decline in its stock price for a sustained period; and

•	its market capitalization relative to net book value.

Recoverability of investments, property and equipment, and other intangible assets is measured by comparing the projected undiscounted cash flows the asset is expected to generate with its carrying amount. If an asset is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

The Company evaluates goodwill for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of impairment loss. While the Company has fully integrated all of its acquired companies, it continues to maintain discrete financial information for 3Dconnexion and accordingly determines impairment for the goodwill acquired with the 3Dconnexion acquisition at the entity level. All other acquired goodwill is evaluated for impairment on a total enterprise level.

In determining fair value, the Company considers various factors including estimates of future market growth and trends, forecasted revenue and costs, expected periods over which its assets will be utilized, and other variables. The Company calculates its fair value based on the present value of projected cash flows using a discount rate determined by management to be commensurate to the risk inherent in the Company’s current business model. To date, the Company has not recognized any impairment of its goodwill. Logitech bases its fair value estimates on assumptions it believes to be reasonable, but which are inherently uncertain.

Results of Operations

Recent Developments

Subsequent to year-end, the Company acquired Intrigue Technologies, Inc., a privately held Canadian company focused on advanced remote control technology. In May 2004, Logitech paid cash consideration of approximately $29 million for all the outstanding shares of Intrigue Technologies. The purchase price will be allocated to the fair values of the net assets acquired, which primarily consist of the acquired company’s database of product information and infrared codes, technology and brand name. Also, the agreement provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of certain future remote control revenue targets. The acquisition is part of the Company’s growth strategy to position Logitech at the convergence of consumer electronics and personal computing in the living room. With its knowledge and experience in control devices for the PC and game consoles, combined with Intrigue’s expertise and technology in advanced remote controls, the Company believes it is well positioned to further its presence in the digital living room, around the home entertainment center, including the TV, the DVD player and the VCR player.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net Sales

Net sales by channel for fiscal years 2004 and 2003 was as follows (in thousands):

	2004	2003	Change
Net sales by channel:
Retail	$1,020,290	$912,315	12%
OEM	248,180	187,973	32%

Total net sales	$1,268,470	$1,100,288	15%

The Company’s revenue growth in fiscal 2004 was driven by robust sales in both its retail and OEM business. With approximately 47% of the Company’s sales denominated in currencies other than the U.S. dollar in fiscal year 2004, the Company continued to benefit from the strengthening of the Euro in fiscal year 2004. This benefit does not take into account the impact that currency fluctuations have on its pricing strategy which results in the Company lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Growth in demand for the Company’s video, audio and interactive gaming products drove higher retail revenues in fiscal year 2004. Retail sales of the Company’s traditional pointing devices, which primarily consist of mice and also include trackballs declined by 3% over the prior year, while unit volume growth was flat. Pointing device sales suffered in fiscal year 2004 as a result of competitive pricing pressures, particularly in the entry-level corded mice segment. The decline in the corded segment was partially offset by continued growth in Logitech’s cordless mice offerings, which increased 8% for the year. Desktops and keyboard revenues performed well, increasing 10% over the prior year, while unit volume grew 20%, primarily due to sustained growth of desktop products, driven by strong sales of Bluetooth® cordless desktop products that were introduced in the second half of fiscal year 2004. Retail video sales grew 25% with unit volumes increasing 29% due to healthy demand for PC web cameras, partially offset by declining sales of dualcam products. The declining sales for dualcams was a result of the Company not introducing new dualcam products and reflects its focus on investing in its PC web camera products. Sales of the Company’s audio products increased 43% while unit volumes increased 22%. While the growth was primarily a result of the success of the Logitech branded speakers, the Company also benefited from sales of its mobile headsets and USB headsets for the PlayStation®2. Sales of interactive entertainment products for gaming consoles increased by 60% while unit volumes increased 83%, with the majority of the growth driven by strong sales of console steering wheels and gaming controllers. Gaming peripherals for the PC platform also did well, with revenues increasing 44% over the prior year and unit volume growing 35%, as the Company benefited from Microsoft’s decision to exit this market category. The growth occurred across all PC entertainment products, which include joysticks, controllers and steering wheels.

Retail sales in the Company’s North America region grew 6% despite the continued difficult competitive and promotional environment. The growth was driven by increases in audio, video and gaming products, most notably strong growth in the audio segment for Logitech branded speakers and increased sales of PC webcams in the video segment. In Europe, retail sales grew 18% over the prior year. Europe retail sales benefited from the strengthening Euro, reporting growth in all product categories, including its corded and cordless mice offerings. This benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in it lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. Strong sales of PC webcams and gaming products as well as Bluetooth cordless desktop products drove higher sales in Europe in fiscal year 2004. Similar to the North America region, the most substantial growth was realized in the audio, video and gaming segments. Retail sales in Asia Pacific grew 8% when compared to the prior year, primarily driven by higher sales of video and console gaming products. The Company expects its retail business to continue to face intense competitive pressure across most product categories and across all regions.

The Company’s OEM business reported significant growth in fiscal 2004, with revenues increasing 32% and unit volumes up 22%. While sales of mice and keyboards to its traditional OEM customer base continued to grow in fiscal year 2004, the most substantial growth came from OEM console peripheral sales. The growth in gaming console peripherals was attributable to sales to Sony of the EyeToy™ camera and USB headsets for the PlayStation2. OEM sales represented 20% of the Company’s net sales in fiscal year 2004, compared to 17% in the prior year. While the Company believes it is well positioned for continued success in its OEM PC business, it does not foresee sustainable growth in its OEM console peripheral business, particularly as the nature of opportunities in this market are difficult to predict, as they are sensitive to trends in the gaming industry, including customer preferences and the popularity and nature of games that are introduced.

Gross Profit

Gross profit for fiscal years 2004 and 2003 was as follows (in thousands):

	2004	2003	Change
Net sales	$1,268,470	$1,100,288	15%
Cost of goods sold	859,548	735,784	17%

Gross profit	$408,922	$364,504	12%

Gross margin	32.2%	33.1%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and impairment of inventories.

The increase in gross profit was primarily due to higher revenues in fiscal year 2004 compared to fiscal year 2003. Gross margin decreased as a result of changes in channel and product mix. The increase in lower margin OEM business in fiscal year 2004 contributed to the decline in margins. Also, a higher concentration of audio, video and gaming revenues with lower margins than traditional pointing device products contributed to the decrease compared to the prior year. An intensely competitive environment experienced early in fiscal year 2004 resulted in weak demand for the Company’s mice and desktop products and drove Logitech to lower prices resulting in lower margins for these product categories. This decline was partially offset by margin improvements for the Company’s other product categories and efforts to reduce costs by driving efficiencies in product cost and distribution and logistics management.

Operating Expenses

Operating expenses for fiscal years 2004 and 2003 were as follows (in thousands):

	2004	2003	Change
Marketing and selling	$156,793	$141,194	11%
% of net sales	12.4%	12.8%
Research and development	61,289	56,195	9%
% of net sales	4.8%	5.1%
General and administrative	45,286	43,233	5%
% of net sales	3.6%	3.9%

Total operating expenses	$263,368	$240,622	9%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

The increase in marketing and selling expense correlated with the Company’s higher revenues in fiscal year 2004 compared to fiscal year 2003. Also, the Company’s marketing and advertising campaign in the United States that featured television, print and web advertising to increase brand awareness and promote its cordless products contributed to the higher absolute dollar increase. Also, the stronger Euro and Swiss franc relative to the U.S. dollar contributed to the increase in fiscal year 2004. Marketing and selling expense as a percentage of net sales decreased, primarily as a result of higher revenues in fiscal year 2004.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense in fiscal year 2004 compared to fiscal year 2003 was mainly due to increased personnel to support ongoing investment in product development. Specifically, the Company increased research and development spending for its control device and audio product programs. Also, the stronger Swiss franc relative to the U.S. dollar contributed to the increase in fiscal year 2004 as the Company maintains a substantial research and development team in Switzerland.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

The increase in general and administrative expense in fiscal year 2004 compared to the prior year was primarily due to higher personnel expenses to support the growth of Logitech’s business, partially offset by lower discretionary spending. Also, the stronger Euro and Swiss franc relative to the U.S. dollar further contributed to the increase in fiscal year 2004.

Interest Expense, Net

Interest income and expense for fiscal years 2004 and 2003 were as follows (in thousands):

	2004	2003	Change
Interest income	$2,278	$2,411	(6)%
Interest expense	(4,136)	(3,607)	15%

Interest expense, net	$(1,858)	$(1,196)	55%

Interest expense, net was higher in fiscal year 2004 compared to fiscal year 2003 primarily as a result of the $.8 million financing charge in connection with the sale of part of the Company’s China VAT receivables to a bank in July 2003.

Other Income (Expense), Net

Other income and expense for fiscal years 2004 and 2003 were as follows (in thousands):

	2004	2003	Change
Foreign currency exchange gains, net	$2,966	$2,801	6%
Loss on sale of investments	—	(514)	(100)%
Write-off of investments	(515)	(1,161)	(56)%
Other, net	(478)	(260)	84%

Other income, net	$1,973	$866	128%

Other income, net in fiscal year 2004 included $3.0 million of favorable fluctuations in exchange rates, offset by a $.5 million provision for a potentially non-recoverable insurance loss and a $.5 million write-down of an investment. Other income last year consisted of $2.8 million of favorable fluctuations in exchange rates offset by a $1.7 million loss from the write-down and sale of shares of Immersion Corporation.

Provision for Income Taxes

During fiscal year 2004, the Company released $13.4 million of its tax valuation allowance on specific deferred tax assets, primarily as a result of achieving sustained profitability in certain tax jurisdictions. Additionally, a reassessment of its tax position resulted in the adjusting of its effective tax rate to 15% in its March 2004 quarter from 20% in prior periods. This was primarily due to changes in the geographic income mix subject to taxation. As a result of the release of its tax valuation allowance and the adjustment of its effective tax rate, the Company’s provision for income taxes for fiscal year 2004 was $13.5 million, or a 9.3% effective tax rate compared to $24.7 million for fiscal year 2003, or a 20% effective tax rate. Excluding the impact of the $13.4 million valuation allowance released in the third quarter, the effective tax rate for fiscal year 2004 would have been 18%.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Net Sales

Net sales by channel for fiscal years 2003 and 2002 was as follows (in thousands):

	2003	2002	Change
Net sales by channel:
Retail	$912,315	$790,177	15%
OEM	187,973	153,369	23%

Total net sales	$1,100,288	$943,546	17%

The growth in net sales in fiscal year 2003 compared to the prior year came primarily from the Company’s corded mice, keyboards, desktop, video, and audio products. With approximately 49% of the Company’s sales denominated in currencies other than the U.S. dollar in fiscal 2003, the Company benefited from the stronger Euro, as well as the strengthening Japanese Yen and Taiwanese Dollar relative to the U.S. dollar in fiscal 2003. This benefit does not take into account the impact these currency fluctuations had on global pricing strategy which results in the Company lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices.

Retail sales grew by 15% despite flat sales in North America during the second half of fiscal 2003 and warehouse transition issues encountered in North America in the first quarter of fiscal 2003 when the Company consolidated two warehouses located on the west coast and moved them to a third-party distribution center in Memphis, Tennessee. The transition issues included a combination of physical lay out, systems, management and other process issues at the Company’s third-party logistics provider and impeded Logitech’s ability to ship product to its North American retail customers in the months of May and June 2002.

The retail sales growth was mainly from keyboards, desktops, corded mice, audio, and video products. Sales of pointing devices increased 14%, with unit volumes increasing 13%, driven by strong growth in sales of corded mice. Sales of keyboard and desktop products increased 24% while unit volumes grew 40% over the last year. Sales growth was primarily from the corded keyboards and cordless desktop lines. Growth in corded keyboards was driven by strong sales of the Company’s value priced corded keyboards across all regions. The growth in the cordless desktop lines reflected strong demand for cordless products as consumers continue to upgrade their personal computers with peripherals purchases. Video sales increased 16% with unit volume increasing 3% compared to last year. This was primarily due to continued demand for PC Web cameras with contributions from sales of the Logitech Pocket Digital™ camera introduced in May 2002. Sales of audio products grew 13% with unit volumes decreasing 28%. The sales increase was due to the continued success of the Logitech branded Z series PC speaker family, which was partially offset by lower demand for the Company’s value-priced Labtec branded product lines. The lower demand for the Labtec branded products drove the unit volume decreases. Sales of interactive entertainment products for gaming consoles decreased 14% and the unit volumes increased 13%. The decline in sales was due to the decrease in demand for the GT Force™ Steering Wheel for PlayStation®2 introduced in late fiscal 2001 and early 2002 partially offset by sales of new products, including cordless controllers for the PlayStation®2, introduced in September 2002, and the Xbox™ introduced in December 2002. The increase in volume was related to the cordless controllers, which have a lower average selling price compared to the GT Force™ Steering Wheel console products sold in 2002. Despite the popularity of gaming console devices, the market demand for PC gaming products declined in fiscal year 2003, and as a result the Company’s sales of PC gaming peripherals declined 10% while unit volumes grew 5%. The increase in volumes was due to strong demand in the fourth quarter for PC steering wheels.

OEM sales increased 23% compared to fiscal year 2002, principally due to the significant sales in audio products and cordless desktops. The Company’s OEM audio sales were driven by sales of its USB headsets for the PlayStation2.

Gross Profit

Gross profit for fiscal years 2003 and 2002 was as follows (in thousands):

	2003	2002	Change
Net sales	$1,100,288	$943,546	17%
Cost of goods sold	735,784	627,998	17%

Gross profit	$364,504	$315,548	16%

Gross margin	33.1%	33.4%

The increase in gross profit in fiscal year 2003 came from higher sales volumes partially offset by the slight decrease in margins. The decrease in gross margin was primarily due to higher warehousing and freight costs related to higher inventory levels during the second half of the fiscal year. This inventory growth was driven by a combination of the North American west coast dock strike, logistical inefficiencies and the decision to carry more inventory to meet expected customer demand. The decrease in gross margin was also partially attributable to the Company’s channel mix. Logitech’s sales mix in fiscal year 2003 included a higher percentage of OEM sales, which have lower margins than retail sales.

Operating Expenses

Operating expenses for fiscal years 2003 and 2002 were as follows (in thousands):

	2003	2002	Change
Marketing and selling	$141,194	$130,060	9%
% of net sales	12.8%	13.8%
Research and development	56,195	50,531	11%
% of net sales	5.1%	5.3%
General and administrative	43,233	37,739	15%
% of net sales	3.9%	4.0%

Total operating expenses	$240,622	$218,330	10%

Marketing and Selling

The increase in marketing and selling expense in fiscal year 2003 was directly related to the Company’s increased sales performance resulting in higher commission expenses, marketing initiatives related to the introduction of new products, particularly the io™ Pen, and marketing programs related to cordless products. In addition, the increase was due to the strengthening of the Euro and Swiss franc relative to the U.S. dollar.

Research and Development

The increase in research and development expense was mainly due to the higher personnel expenses for the development of new products. In addition, the increase was due to the strengthening of the Euro and Swiss franc relative to the U.S. dollar.

General and Administrative

The increase in general and administrative expense was primarily due to increased information technology costs to support the engineering, operations and human resource functions. In addition, the increase also related to increased personnel to support the growth of the Company’s business and the strengthening of the Euro and Swiss franc relative to the U.S. dollar.

Interest Expense, Net

Interest income and expense for fiscal years 2003 and 2002 were as follows (in thousands):

	2003	2002	Change
Interest income	$2,411	$1,688	43%
Interest expense	(3,607)	(3,644)	(1)%

Interest expense, net	$(1,196)	$(1,956)	(39)%

Interest expense, net was higher in fiscal year 2002 primarily due to increased interest income as a result of higher invested cash balances.

Other Income (Expense), Net

Other income and expense for fiscal years 2003 and 2002 were as follows (in thousands):

	2003	2002	Change
Foreign currency exchange gains, net	$2,801	$2	—
Gain (loss) on sale of investments	(514)	1,115	(146)%
Equity in net losses of affiliated companies	—	(2,476)	(100)%
Write-off of investments	(1,161)	(1,220)	(5)%
Other, net	(260)	1,012	(126)%

Other income (expense), net	$866	$(1,567)	(155)%

Other income in fiscal year 2003 included $2.8 million of favorable fluctuations in exchange rates offset by a $1.7 million loss from investment write-downs and the sale of shares of investments. Other expense in fiscal year 2002 included the $1.2 million write-off of an investment and $2.5 million of losses recorded for investments accounted for under the equity method, partially offset by the $1.1 million gain on the sale of shares in Immersion and $.6 million of proceeds from a property loss insurance claim.

Provision for Income Taxes

The provision for income taxes consists of income and withholding taxes. The provision for income taxes for fiscal year 2003 was $25 million compared to $19 million in fiscal year 2002, representing a 20% effective tax rate in both years.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At March 31, 2004, net working capital was $410.9 million, compared to $325.7 million at March 31, 2003. Cash and cash equivalents totaled $294.8 million, an increase of $76.0 million from March 31, 2003. The increase in cash during fiscal year 2004 was primarily due to profitable operations.

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash and cash equivalents on hand and borrowings, as needed, under its credit facilities.

The Company had credit lines with several European and Asian banks totaling $71.7 million as of March 31, 2004. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of March 31, 2004, $61.6 million was available under these facilities.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for fiscal years 2004, 2003 and 2002 (dollars in thousands):

	2004	2003	2002
Accounts receivable, net	$206,187	$181,644	$171,103
Inventories	$135,561	$124,123	$85,124
Working capital	$410,908	$325,701	$265,710
Days sales in accounts receivable (DSO) (1)	53 days	54 days	60 days
Inventory turnover (ITO) (2)	6.8x	6.7x	7.9x
Net cash provided by operating activities	$166,460	$145,108	$112,595

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities provided net cash of $166.5 million for the year compared to $145.1 million, and $112.6 million for the years ended March 31, 2003 and 2002. The increase in cash flow generated from operations was primarily a result of improved working capital management on higher sales in fiscal year 2004. As a result of an increased focus on receivables, collections and DSO improved in fiscal year 2004. Also, despite being confronted with shortages of certain components during fiscal year 2004 that resulted in the carrying of buffer stock, the Company managed to improve inventory turns. During fiscal year 2003, logistical difficulties in product distribution negatively impacted the Company’s ability to effectively manage inventory levels and resulted in lower cash flow from operations.

The increase in cash provided by operating activities in fiscal year 2003 compared to fiscal year 2002 was due to strong collection efforts on higher sales, offset by higher cash invested in inventory due to logistical difficulties in product distribution and in anticipation of higher sales in future periods. The increase in inventory was partially offset by higher accounts payable and other current obligations.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during fiscal years 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Purchases of property, plant and equipment	$(24,718)	$(28,657)	$(21,941)
Acquisitions and investments, net of cash acquired	(15,490)	1,985	(6,822)
Sales of investments	—	2,072	4,249

Net cash used in investing activities	$(40,208)	$(24,600)	$(24,514)

The Company’s investing activities used cash of $40.2 million for the year ended March 31, 2004, compared to $24.6 million and $24.5 million for the years ended March 31, 2003 and 2002.

During the year ended March 31, 2004, the Company used cash of $24.7 million to acquire property and equipment, primarily for tooling and computer equipment purchases. Also, the Company used cash of $15.5 million to invest in two technology companies, $15 million of which was invested in the Anoto Group AB, a Swedish high technology company from which Logitech licenses digital pen technology.

During the year ended March 31, 2003, the Company invested $28.7 million for normal capital expenditures to acquire computer hardware and software, tooling costs, capital improvements, and machinery and equipment. The Company received net cash of $2.5 million as a result of its acquisition of Spotlife in May 2002 and used $.4 million to acquire non-marketable securities. The Company received $.7 million in proceeds from the sale of available-for-sale securities, and $1.3 million of net cash proceeds from the sale of a non-core business activity in December 2002.

During the year ended March 31, 2002, the Company invested $21.9 million for normal capital expenditures to acquire computer hardware and software, tooling costs, capital improvements, and machinery and equipment. Also, the Company used cash of $6.8 million for incremental acquisition costs related to the purchase of Labtec and to acquire non-marketable equity investments. These expenditures were partially offset by cash proceeds of $4.2 million from the sale of available-for-sale securities.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during fiscal years 2004, 2003 and 2002 (in thousands except per share amounts):

	2004	2003	2002
Net borrowings of short-term debt	$—	$2,822	$(53,994)
Borrowings of long-term debt, net of issuance costs	—	—	93,292
Repayments of long-term debt	(1,331)	(1,185)	(27,450)
Purchases of treasury shares	(79,162)	(63,822)	(15,043)
Proceeds from sale of shares upon exercise of options and rights	31,404	15,629	16,389

Net cash used provided by (used in) financing activities	$(49,089)	$(46,556)	$13,194

	2004	2003	2002
Number of shares repurchased	2,199	1,836	629
Value of shares repurchased	$79,162	$63,822	$15,043
Average price per share	$36.00	$34.76	$23.92

The Company’s financing activities used net cash of $49.1 million for the year ended March 31, 2004. Cash used in financing activities included treasury stock repurchases totaling $79.2 million and repayment of debt obligations of $1.3 million. The Company completed purchases under its buyback program announced in February 2003, purchasing 1,534,236 shares for $47.1 million. Also, pursuant to a new program announced in October 2003, authorizing the purchase of up to CHF 40 million (approximately $32 million based on exchange rates at the date of announcement) of Logitech shares, the Company completed the purchase of 665,000 shares for $32.1 million. The Company realized cash proceeds of $31.4 million from the sale of shares pursuant to the Company’s stock plans in fiscal year 2004.

The Company’s financing activities used net cash of $46.6 million for the year ended March 31, 2003. Cash used in financing activities included treasury stock purchases of $63.8 million. The Company repurchased 88,000 shares for $3.8 million in open market transactions under a short-term stock buyback program. In July 2002, the Company announced a program to buyback up to CHF 75 million (approximately $52 million based on exchange rates at the date of announcement) of Logitech shares in a twelve-month period. The Company completed this buyback program with the repurchase of 1,509,000 shares for $52.4 million in open market transactions. In February 2003, the Board of Directors authorized an additional repurchase plan for up to CHF 75 million (approximately $55 million based on exchange rates at the date of announcement) of the Company’s registered shares over the next twelve months. At March 31, 2003, the Company had repurchased 238,000 shares under the new plan for $7.6 million in open market transactions. During fiscal year 2003, the Company realized $15.6 million of proceeds from the sale of shares pursuant to employee stock purchase and stock option plans.

The Company’s financing activities provided net cash of $13.2 million for the year ended March 31, 2002. In April 2001, the Company borrowed $55 million under a bridge loan for the Labtec acquisition, bringing the total bridge loan to $90 million. During the first quarter of fiscal year 2002, the Company repaid short-term Labtec borrowings of $19 million and long-term Labtec borrowings of $27 million. In June 2001, the Company sold 1% convertible bonds denominated in Swiss francs in a registered offering in Switzerland. Net proceeds of $93 million were used to repay the $90 million bridge loan. The Company also realized $16.4 million of proceeds from the sale of registered shares and treasury shares to fulfill employee stock option and stock purchase plan requirements. In August through October 2001, under a previously announced registered share buyback program, the Company repurchased 628,704 Logitech shares for $15.0 million in open market transactions.

Cash Outlook

The Company’s working capital requirements and capital expenditures could increase to support future expansion of Logitech operations. Future acquisitions or expansion of the Company’s operations may be significant and may require the payment of cash. The Company is currently planning for the development of a new factory in Suzhou to provide for additional productive capacity to meet future demand. Currently, the Company expects its capital investment in the new factory will total approximately $14–15 million. The new site is expected to be completed in the summer of 2005.

Subsequent to year-end, the Company announced a new buyback program of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). Purchases under the program will be conducted so that the Company’s total holdings of its own shares does not exceed 10% of its share capital. The program expires at the Company’s 2006 Annual General Meeting.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held Canadian company focused on advanced remote control technology. Logitech paid cash consideration of approximately $29 million for all the outstanding shares of Intrigue Technologies. The purchase price will be allocated to the fair values of the net assets acquired, which primarily consist of the acquired company’s database of product information and infrared codes, technology and brand name. Also, the agreement provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of certain future remote control revenue targets. The amount of such payments, if any, will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

The following summarizes Logitech’s contractual obligations and commitments at March 31, 2004, and the effect such obligations have on liquidity and cash flow in future periods. The Company’s outstanding debt obligations included: (i) borrowings outstanding on its convertible bonds, (ii) amounts owed on its Swiss mortgage loan, (iii) amounts drawn on its credit lines and (iv) equipment financed under capital leases (in thousands).

	Total	Year ending March 31,
		2005	2006-2007	2008-2009	Thereafter
Convertible bonds	$137,008	$—	$137,008	$—	$—
Swiss mortgage loan	3,621	3,621		—	—
Lines of credit	10,112	10,112	—	—	—
Capital leases	399	399	—	—	—
Operating leases	34,400	5,697	9,482	7,897	11,324
Fixed purchase commitments – inventory	104,643	104,643	—	—	—
Fixed purchase commitments – capital and other	5,444	4,426	1,018	—	—
Other long-term liabilities	931	—	387	—	544

Total contractual obligations and commitments	$296,558	$128,898	$147,895	$7,897	$11,868

For additional information on the Company’s outstanding debt obligations, see Note 7. “Financing Arrangements” of the Notes to Consolidated Financial Statements.

Lease Commitments

As of March 31, 2004, the Company had total outstanding commitments on non-cancelable operating leases totaling $34.4 million. Remaining terms on the Company’s operating leases expire in various years through 2015.

Purchase Commitments

The Company has fixed purchase commitments primarily for inventory and capital expenditures. The inventory purchase commitments are made in the normal course of business and are to original design manufacturers, contract manufacturers and other suppliers. Commitments for capital expenditures are primarily for computer hardware and software, warehouse facilities and tooling.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly varies. At March 31, 2004, the amount of these outstanding guaranteed purchase obligations was approximately $1.8 million. Logitech does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property rights and safety defects, subject to certain restrictions. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions as of March 31, 2004. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Research and Development

For a discussion of the Company’s research and development activities, patents and licenses, please refer to Item 4B “Business Overview.”

Trend Information

For a discussion of significant trends in the Company’s financial conditions and results of operations, please refer to Item 5 “Results of Operations” and “Liquidity and Capital Resources.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Information concerning Directors and Senior Management of Logitech appears in Section 3 “The Board of Directors” and Section 4 “Senior Management” in Exhibit 14.1 to the Form 20-F and is incorporated herein by reference.

B.    Compensation of Executive Officers and Directors

Information concerning the compensation of Executive Officers and Directors of Logitech appears in Section 5.2 “Compensation of Directors and Executive Officers” in Exhibit 14.1 to the Form 20-F and is incorporated herein by reference.

C.    Board Practices

Information concerning the Company’s board practices appears in Section 3 “The Board of Directors” in Exhibit 14.1 to the Form 20-F and is incorporated herein by reference.

D.    Employees

The number of people employed worldwide by the Company was as follows:

Category	As of March 31,
	2004	2003	2002
Research and development	459	430	391
Manufacturing and distribution	4,506	3,617	3,189
Marketing, sales and support	511	485	437
Administration	384	404	387

Total	5,860	4,936	4,404

Of the total number of employees as of March 31, 2004, 608 were in North America, 492 were in Europe and 4,760 were in Asia. None of the Company’s U.S. employees are represented by a labor union or are subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights, which include requirements similar to collective bargaining agreements. The Company believes that its employee relations are good.

E.    Share Ownership

Share and option ownership of the Company’s Directors and Executive Officers appears in Section 5.5 “Share Ownership of Directors and Executive Officers” and Section 5.6 “Option Ownership of Directors and Executive Officers” in Exhibit 14.1 to the Form 20-F and is incorporated herein by reference.

Information concerning the Company’s employee stock-based compensation arrangements including stock option plans and stock purchase plans is disclosed in Note 9 “Employee Benefit Plans” of the Notes to Consolidated Financial Statements included in Item 18 “Financial Statements.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain beneficial ownership information as of March 31, 2004 of each shareholder known by the Company to beneficially own 5 % or more of the Company’s registered shares or ADSs. The Company does not believe it is directly or indirectly owned or controlled by any corporation or by any foreign government. The voting rights of Logitech shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. The Company is unaware of any arrangement that might result in a change in its control.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage(2)
Daniel Borel (3)	3,067,000	6.4%
Logitech International S.A.	2,902,128	6.1%

(1)	Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. The beneficial owners have furnished this information. Unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Registered shares subject to options that are currently exercisable or exercisable within 60 days after March 31, 2004 are deemed to be issued and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Percentage ownership is calculated based on 47,901,655 registered shares outstanding as of March 31, 2004.
(3)	Includes 40,000 shares registered in the name of Mrs. Sylviane Borel (Mr. Borel’s wife). Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife.

Refer also to Item 9C “Markets on which our Shares Trade” for information regarding the number of ADSs held in the United States.

B.    Related Party Transactions

In connection with the Company’s investment in the Anoto Group AB, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish high technology company from which Logitech licenses digital pen technology. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology. Royalty and NRE expenses to Anoto was $.9 million during fiscal year 2004.

Also, in connection with the Company’s investment in A4Vision, Inc. a Logitech executive was appointed to the A4Vision board of directors. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software. Royalty expense to A4Vision was $.2 million during fiscal year 2004.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Please refer to Item 18 “Financial Statements” and pages F-1 through F-22 of our Consolidated Financial Statements. In addition, for more information regarding our results of operations, please refer to Item 5 “Operating and Financial Review and Prospects.”

Legal Proceedings

From time to time, Logitech becomes involved in claims and legal proceedings that arise in the ordinary course of its business. The Company is currently subject to several such claims and legal proceedings. Logitech believes that all of these pending lawsuits are without merit and the Company intends to defend against them vigorously.

Refer to discussion in Item 3D Risk Factors – “Pending lawsuits could adversely impact us.”

Dividends

Under Swiss law, a corporation pays dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation’s board of directors. Although the Company has paid dividends in the past, Logitech’s board of directors announced in 1997 its intention not to recommend to shareholders any payment of cash dividends in the future in order to retain any future earnings for use in the operation and expansion of the business.

B.    Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

Stock Price Information

Registered Shares.  Logitech’s registered shares are listed and traded on the Swiss Exchange, where the share price is denominated in Swiss francs.

The following table sets forth certain historical share price information, for the Company’s registered shares. The information presented is based on (i) the high and low closing sales prices quoted in Swiss francs for the registered shares on the Swiss Exchange, and (ii) the U.S. dollar equivalent based on the noon buying rate on the trading day of the month in which the high or low closing sales price occurred. The noon buying rate is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Price per Registered Share on the Swiss Exchange
	High	Low	High	Low
	CHF	CHF	$	$
Annual Highs and Lows:
Fiscal 2000	62.50	9.40	37.58	6.16
Fiscal 2001	62.40	33.20	37.25	20.49
Fiscal 2002	79.70	29.00	47.38	17.91
Fiscal 2003	83.25	31.50	52.60	20.98
Fiscal 2004	64.00	38.45	51.76	28.25

Quarterly Highs and Lows:
Fiscal 2003:
First quarter	83.25	64.00	52.60	42.90
Second quarter	69.00	33.50	47.00	22.32
Third quarter	55.95	31.50	37.89	20.98
Fourth quarter	48.50	38.50	35.83	28.44
Fiscal 2004:
First quarter	56.00	39.75	42.65	29.36
Second quarter	56.20	38.45	40.83	28.25
Third quarter	58.50	40.75	45.33	30.99
Fourth quarter	64.00	51.70	51.76	41.38

Monthly Highs and Lows (over the most recent six month period):
October 2003	51.50	40.75	39.41	30.99
November 2003	55.10	50.50	40.41	38.01
December 2003	58.50	51.80	45.33	41.31
January 2004	61.90	51.70	49.65	41.38
February 2004	64.00	59.00	51.76	47.26
March 2004	62.50	55.50	49.78	44.04

American Depositary Shares.  Logitech’s ADSs are traded on the Nasdaq National Market. The following table sets forth certain historical market price information for the Company’s ADSs.

	Price per ADS on Nasdaq
	High	Low
Annual Highs and Lows:
Fiscal 2000	$37.50	$6.13
Fiscal 2001	$38.25	$18.75
Fiscal 2002	$48.25	$18.12
Fiscal 2003	$53.25	$21.85
Fiscal 2004	$51.30	$27.96

Quarterly Highs and Lows:
Fiscal 2003:
First quarter	$53.25	$41.35
Second quarter	$46.03	$22.20
Third quarter	$38.50	$21.85
Fourth quarter	$34.78	$29.05
Fiscal 2004:
First quarter	$42.50	$29.59
Second quarter	$40.99	$27.96
Third quarter	$45.05	$31.16
Fourth quarter	$51.30	$41.40

Monthly Highs and Lows (over the most recent six month period):
October 2003	$39.64	$31.16
November 2003	$40.50	$38.10
December 2003	$45.05	$40.93
January 2004	$49.60	$41.40
February 2004	$51.30	$47.12
March 2004	$49.44	$43.72

B.    Plan of Distribution

Not applicable.

C.    Markets

Logitech Registered Shares and Convertible Bonds

The principal trading market for Logitech’s registered shares and convertible bonds is the Swiss Exchange, on which registered shares have been traded since 1988 under the symbol “LOGN.” As of March 31, 2004, there were 47,901,655 registered shares issued and outstanding (less 2,902,128 shares held as treasury stock) held by 8,785 holders of record.

Logitech American Depositary Shares

Logitech ADSs, each representing one registered share, have since March 27, 1997 been listed on the Nasdaq National Market under the symbol “LOGI.” The Bank of New York serves as depositary with respect to the Logitech ADSs traded on that market. As of March 31, 2004, according to the records of the Bank of New York, approximately 4,679,761 ADSs were outstanding in the United States. At that date, the number of individual ADS holders of record with The Bank of New York was approximately 4,880.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Incorporation

Set forth below is certain information and references to information concerning Logitech’s share capital, material provisions of applicable Swiss law and the Company’s Articles of Incorporation and Organizational Regulations (bylaws). Logitech incorporates by reference the Company’s Articles of Incorporation, as amended and set forth in Exhibit 1.1 of the Company’s Annual Report on Form 20-F, File No. 0-29174 filed with the SEC on May 21, 2003 and its Organizational Regulations, as amended and set forth in Exhibit 1.2 filed with this Annual Report. The information below and information incorporated by reference are a summary which does not purport to be complete and are qualified in their entirety by reference to the Articles of Incorporation, the Organizational Regulations, and Swiss law.

Purpose

Article 2 of the Company’s Articles of Incorporation establishes the principal object of the Company as the coordination of the activity of its Swiss and foreign subsidiaries.

Board of Directors

Information concerning directors’ power under the Company’s bylaws and Swiss law appears in Section 3 “Board of Directors” in Exhibit 14.1 to the Form 20-F and is incorporated herein by reference.

Rights, Preferences and Restrictions

Information concerning the rights, preferences and restrictions attaching to each of the Company’s share categories appears in Section 2 “Capital Structure” in Exhibit 14.1 to the Form 20-F and is incorporated herein by reference.

General Meeting of Shareholders

Information concerning the conditions governing the manner in which the Company’s Annual General Meeting of Shareholders is convoked and conditions for admission appears in Section 6.3 “Convocation of the General Meeting of Shareholders” in Exhibit 14.1 to the Form 20-F and is incorporated herein by reference.

Change of Control Provisions

Information concerning the provisions relating to a change of control of the Company appears in Section 7 “Mandatory Offer and Change of Control Provisions “ in Exhibit 14.1 to the Form 20-F and is incorporated herein by reference.

Disclosure of Shareholder Ownership

Information concerning ownership thresholds above which shareholder ownership must be disclosed appears in Section 1.2 “Significant Shareholders” in Exhibit 14.1 to the Form 20-F and is incorporated herein by reference.

C.    Material Contracts

There were no material contracts entered into other than in the ordinary course of business during the previous two years immediately preceding filing of this Annual Report on Form 20-F.

D.    Exchange Controls

As a Swiss corporation, Logitech is subject to requirements not generally applicable to United States corporations. Among other things, Logitech’s issuances of capital stock generally must be submitted for approval at a general meeting of shareholders. In addition, under Swiss law, the issuance of capital stock is generally subject to shareholder preemptive rights, except to the extent that these preemptive rights have been excluded or limited by the shareholders.

In addition, U.S. securities laws may restrict the ability of U.S. ADS holders to participate in Logitech rights offerings, share dividends or warrant dividends in the event that Logitech is unable or chooses not to register these securities under U.S. securities laws and cannot rely on an exemption from registration. Logitech is not currently planning any rights offering or to issue any share or warrant dividends, or any similar transaction. Logitech may choose to do so in the future and there can be no assurance that it will be feasible to include U.S. persons in the transaction. If Logitech does issue these types of securities in the future, it may issue them to the Depositary, which may sell the securities for the benefit of the holders of Logitech ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of these securities.

There are no legislative or other legal provisions currently in effect in Switzerland or arising under Logitech’s Articles of Incorporation restricting the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of Logitech securities. Cash dividends payable in Swiss francs on shares and ADSs may be officially transferred from Switzerland and converted into any other convertible currency. There are no limitations imposed by Swiss laws or Logitech’s Articles on the right of non-Swiss residents to hold or vote the shares or ADSs.

E.    Taxation

The following is a summary of certain Swiss tax matters that may be relevant with respect to the acquisition, ownership and disposition of registered shares or ADSs.

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

Swiss Taxation

Gain on Sale

Under Swiss law, a holder of registered shares or ADSs who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and

(iii) is not subject to taxation by Switzerland for any other reason, will be exempted from any Swiss federal, cantonal or municipal income or other tax on gains realized during the year on the sale of registered shares or ADSs.

Stamp, Issue and Other Taxes

Switzerland generally does not impose stamp, registration or similar taxes on the sale of registered shares or ADSs by a holder thereof unless such sale or transfer occurs through or with a Swiss securities dealer (as defined in the Swiss Stamp Duty Law).

Withholding Tax

Under Swiss law, any dividends paid in respect of registered shares will be subject to the Swiss Anticipatory Tax at the rate of 35%, and the Company will be required to withhold tax at this rate from any dividends paid to a holder of registered shares. Such dividend payments may qualify for reduction of or refund of the Swiss Anticipatory Tax by reason of the provisions of a double tax treaty between Switzerland and the country of residence or incorporation of a holder, and in such cases such holder will be entitled to claim a refund of all or a portion of such tax in accordance with such treaty.

The Swiss-U.S. tax treaty provides for a mechanism whereby a United States resident or United States corporations can generally seek a refund of the Swiss Anticipatory Tax paid on dividends in respect of registered shares, to the extent such withholding exceeds 15%. Under the treaty, a United States corporation that holds more than 10% of the share capital of a Swiss company can seek a refund of the Swiss Anticipatory Tax paid on dividends to the extent such withholding tax exceeds 5%.

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

I.    Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in approximately 30 currencies worldwide, of which the most significant to operations are the Euro, Taiwanese dollar, Swiss franc, Japanese yen and Chinese renminbi yuan. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily non-functional currency-denominated assets and liabilities. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared to the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Swiss franc	$539	$(49)	$60
U.S. dollar	Euro	1,265	(115)	141
U.S. dollar	Taiwanese dollar	(6,829)	621	(759)
U.S. dollar	Singapore dollar	766	(70)	85
Euro	British pound sterling	10,739	(976)	1,193
Euro	Swiss franc	1,024	(93)	114
Euro	Swedish kroner	(899)	82	(100)
U.S. dollar	Canadian dollar	1,195	(109)	133
U.S. dollar	Chinese renminbi yuan	5,501	(500)	611

		$13,301	$(1,209)	$1,478

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

On June 8, 2001 the Company sold CHF 170 million ($95.6 million based on exchange rates at the time of issue) Swiss franc denominated 1% Convertible Bonds which mature in 2006. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. As of March 31, 2004, the carrying amount of the convertible bonds was $137.0 million, which reflects appreciation of the Swiss franc against the U.S. dollar since June 8, 2001 with an impact on the carrying amount of $41.4 million and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss franc, the increase in the cumulative translation adjustment component of shareholders’ equity would be $12.1 million. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, a decrease of approximately $14.8 million would occur in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. As of

March 31, 2004, the notional amount of forward foreign exchange contracts outstanding for forecasted inventory exposures was $10.4 million. These forward contracts generally mature within three months. Deferred realized losses totaled $.4 million at March 31, 2004 and is expected to be classified to earnings when the hedged items are settled. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of $1.5 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, a $.6 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

The Company also enters into forward exchange contracts to hedge against foreign currency exposures inherent in forecasted sales denominated in non-functional currencies. These forward exchange generally mature between one to two months, corresponding with the expected payment terms on the Company’s sales. The notional amount of foreign exchange contracts outstanding as of March 31, 2004 was $3.5 million. Deferred losses on the contracts recorded in accumulated other comprehensive loss were immaterial as of March 31, 2004, as such the impact to the Company’s results of operations due to changes in exchange rates related to such contracts would not be material.

Interest Rates

The interest rate on the Company’s long-term debt is fixed. A change in interest rates, therefore, has no impact on interest expense or cash flows with respect to its long-term obligations.

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the March 31, 2004 and 2003 year-end rates would not have a material effect on the Company’s results of operations or cash flows.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 5, 2000, a two-for-one stock split was effected for holders of registered shares and ADSs. At that time, each ADS represented one-tenth of a registered share.

In August 2001, the Company completed a ten-for-one stock split for shares traded on the Swiss Exchange. ADSs traded on the Nasdaq National Market were not affected. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of March 31, 2004 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Controls

During the period covered by this report, there have not occurred any changes in the Company’s internal control over financial reporting that have, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Committee consists of four non-employee directors, Mr. Bengier, Mr. Chua, Mr. Gill and Mr. Pfluger, each of whom meets the independence requirements of the Nasdaq National Market listing standards and the rules and regulations of U.S. Securities and Exchange Commission. The Board affirmatively determined that Mr. Gill and Mr. Bengier are audit committee financial experts. Refer also to the information in Exhibit 14.1 under Section 3.5 “The Functioning of the Board of Directors — Audit Committee.”

ITEM 16B.	CODE OF ETHICS

The Company’s code of ethics policy entitled, “Business Ethics and Conflict of Interest Policy of Logitech International S.A.,” covers members of the Company’s board of directors and its executive officers (including the principal executive officer, principal financial officer and controller) as well as all other employees.

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

Any amendments or waivers of the code of ethics for members of the Company’s board of directors or executive officers will be disclosed in the investor relations section of the Company’s website within five business days following the date of the amendment or waiver and will also be disclosed either on a Form 6-K or the Company’s next Form 20-F filing. During fiscal year 2004, no waivers or amendments were made to the code of ethics for any Director or Executive Officer.

Logitech’s code of ethics is available on the Company’s website at www.logitech.com, and for no charge, a copy of the Company’s code of ethics can be requested via the following address or phone number:

Logitech

Investor Relations

Corporate Headquarters

6505 Kaiser Drive

Fremont, CA 94555 USA

Main +1 510-795-8500

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning accountant fees and services appears in Section 8.2 and 8.3 “Audit Fees” and Section 8.4 “Supervisory and Control Instruments” in Exhibit 14.1 to the Form 20-F and is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by Logitech of its equity securities (in thousands, except share and per share amounts):

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share		Approximate Dollar Value of Shares that May Yet be Purchased Under the Programs
		in CHF	in USD
April 2003	—	—	—	$47,243
May 2003	7,011	CHF 51.21	$37.53	49,831
June 2003	5,500	CHF 51.85	$40.31	47,291
July 2003	—	—	—	47,473
August 2003	850,000	CHF 40.40	$30.05	20,970
September 2003	671,725	CHF 44.20	$32.76	—
October 2003	—	—	—	30,460
November 2003	—	—	—	30,781
December 2003	150,000	CHF 54.54	$42.11	25,323
January 2004	—	—	—	25,790
February 2004	277,000	CHF 61.91	$50.35	11,789
March 2004	238,000	CHF 61.63	$49.69	—

Total	2,199,236	CHF 47.59	$35.33

(1)	All shares purchased in fiscal year 2004 were part of two publicly announced programs:

•	In February 2003, Logitech announced its intention to purchase registered shares amounting to CHF 75 million (approximately $52 million based on exchange rates at the date of announcement). This program expired in September 2003 upon the completion of the purchase of 1.8 million registered shares.

•	In October 2003, Logitech announced its intention to purchase registered shares amounting to CHF 40 million (approximately $32 million based on exchange rates at the date of announcement). This program expired in March 2004 upon the completion of the purchase of 665,000 registered shares.

On April 15, 2004 the Company announced a new buyback program of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). Purchases under the program will be conducted so that the Company’s total holdings of its own shares does not exceed 10% of its share capital. The program expires at the Company’s 2006 Annual General Meeting.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-24 and is incorporated herein by reference.

ITEM 19.	EXHIBITS

a.	Financial Statements

Report of the Group Auditors to the General Meeting of Logitech International S.A. Apples, Switzerland

Consolidated Balance Sheets – March 31, 2004 and 2003

Consolidated Statements of Income – Year Ended March 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows – Year Ended March 31, 2004, 2003 and 2002

Consolidated Statements of Changes in Shareholders’ Equity – Year Ended March 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

Unaudited Quarterly Financial Data

Schedule II – Valuation and Qualifying Accounts

b.	Exhibits

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.
1.1	Articles of Incorporation of Logitech International S.A., as amended.	20-F	0-29174	05/21/03	1.1

1.2	Organizational Regulations of Logitech International S.A., as amended.					X

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.
2.1	Form of Deposit Agreement dated March 27, 1997, as amended July 5, 2000 and as further amended on August 2, 2001, among Logitech International S.A., The Bank of New York, as Depositary, and owners and beneficial owners of American Depositary Receipts (including as an exhibit of the form of American Depositary Receipt).	S-8	333-100854	05/27/03	4.1

2.2	Deposit Agreement dated June 1, 2001 by and among Logitech (Jersey) Limited, Logitech International S.A. and Credit Suisse.	6-K	0-29174	08/14/01	99.2

2.3	Bond Purchase, Paying and Conversion Agency Agreement dated June 1, 2001 by and among Logitech (Jersey) Limited, Logitech International S.A., Credit Suisse First Boston and Banque Cantonale Vaudoise.	6-K	0-29174	08/14/01	99.1

2.4	Guarantee dated June 8, 2001 by Logitech International S.A.	6-K	0-29174	08/14/01	99.3

4.1	1996 Stock Plan, as amended.	S-8	333-100854	05/27/03	4.2

4.2	1996 Employee Share Purchase Plan, as amended.	S-8	333-100854	10/30/02	4.3

4.3	Form of Director and Officer Indemnification Agreement with Logitech International S.A.	20-F	0-29174	05/21/03	4.1

4.4	Form of Director and Officer Indemnification Agreement with Logitech Inc.	20-F	0-29174	05/21/03	4.2

4.5	Credit Agreement dated March 2001 by and between Logitech International S.A. and Credit Suisse.	F-4/A	333-56072	03/13/01	10.2

8.1	List of subsidiaries of Logitech International S.A.					X

12.1	Consent of PricewaterhouseCoopers S.A., Independent Accountants.					X

12.2	Certification by Chief Executive Officer pursuant to Section 302 of the the Sarbanes-Oxley Act of 2002.					X

12.3	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					X

14.1	Report on Corporate Governance prepared under the rules of the SWX Swiss Exchange.					X

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

Logitech International S.A.

/s/ Guerrino De Luca

By: Guerrino De Luca

President and Chief Executive Officer

/s/ Kristen M. Onken

By: Kristen M. Onken

Chief Financial Officer,

Chief Accounting Officer,

and U.S. Representative

May 19, 2004

LOGITECH INTERNATIONAL S.A.

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF

LOGITECH INTERNATIONAL S.A. APPLES, SWITZERLAND

As group auditors, we have audited the consolidated financial statements of Logitech International S.A. and its subsidiaries, consisting of the consolidated balance sheets at March 31, 2004 and 2003, the consolidated statements of income, of cash flows and of changes in shareholders’ equity for the years ended March 31, 2004, 2003 and 2002, and the notes to the consolidated financial statements.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 2004 and 2003 and the results of operations, cash flows and changes in shareholders’ equity for the years ended March 31, 2004, 2003 and 2002 in accordance with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ M. Foley	/s/ M. Perry
M. Foley	M. Perry

Lausanne, Switzerland

May 17, 2004

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	March 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$294,753	$218,734
Accounts receivable	206,187	181,644
Inventories	135,561	124,123
Other current assets	45,304	38,762

Total current assets	681,805	563,263
Investments	16,172	1,458
Property, plant and equipment	37,308	38,914
Goodwill	108,615	108,615
Other intangible assets	12,543	17,523
Other assets	9,473	8,529

Total assets	$865,916	$738,302

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$14,129	$10,102
Accounts payable	143,016	129,326
Accrued liabilities	113,752	98,134

Total current liabilities	270,897	237,562
Long-term debt	137,008	131,615
Other liabilities	931	3,563

Total liabilities	408,836	372,740

Commitments and contingencies

Shareholders’ equity:
Registered shares, par value CHF 1 – 57,901,655 authorized, 17,890,465 conditionally authorized, 47,901,655 issued and outstanding at March 31, 2004; 57,901,655 authorized, 17,890,465 conditionally authorized, 47,901,655 issued and outstanding at March 31, 2003	33,370	33,370
Additional paid-in capital	132,797	150,849
Less registered shares in treasury, at cost, 2,902,128 at March 31, 2004 and 2,454,857 at March 31, 2003	(102,397)	(76,891)
Retained earnings	435,387	303,234
Accumulated other comprehensive loss	(42,077)	(45,000)

Total shareholders’ equity	457,080	365,562

Total liabilities and shareholders’ equity	$865,916	$738,302

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year ended March 31,
	2004	2003	2002

Net sales	$1,268,470	$1,100,288	$943,546
Cost of goods sold	859,548	735,784	627,998

Gross profit	408,922	364,504	315,548
Operating expenses:
Marketing and selling	156,793	141,194	130,060
Research and development	61,289	56,195	50,531
General and administrative	45,286	43,233	37,739

Total operating expenses	263,368	240,622	218,330
Operating income	145,554	123,882	97,218
Interest expense, net	(1,858)	(1,196)	(1,956)
Other income (expense), net	1,973	866	(1,567)

Income before income taxes	145,669	123,552	93,695
Provision for income taxes	13,516	24,709	18,739

Net income	$132,153	$98,843	$74,956

Net income per share and ADS:
Basic	$2.91	$2.15	$1.67
Diluted	$2.69	$1.97	$1.50
Shares used to compute net income per share and ADS:
Basic	45,346	45,989	44,929
Diluted	50,160	51,409	50,939

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended March 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	$132,153	$98,843	$74,956
Non-cash items included in net income:
Depreciation	26,164	25,522	28,092
Amortization of other intangible assets	5,240	5,047	3,678
Write-off of investments	515	1,512	1,220
Gain (loss) on sale of investments	—	163	(1,115)
Equity in net losses of affiliated companies	—	—	2,469
Release of tax valuation allowance	(13,350)	—	—
Deferred income taxes and other	9,338	(387)	(376)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(14,085)	2,565	(28,937)
Inventories	(5,307)	(32,714)	26,040
Other assets	749	(4,356)	(3,139)
Accounts payable	9,812	27,807	(878)
Accrued liabilities	15,231	21,106	10,585

Net cash provided by operating activities	166,460	145,108	112,595

Cash flows from investing activities:
Purchases of property, plant and equipment	(24,718)	(28,657)	(21,941)
Acquisitions and investments, net of cash acquired	(15,490)	1,985	(6,822)
Sales of investments	—	2,072	4,249

Net cash used in investing activities	(40,208)	(24,600)	(24,514)

Cash flows from financing activities:
Net borrowings of short-term debt	—	2,822	(53,994)
Borrowings of long-term debt, net of issuance costs	—	—	93,292
Repayments of long-term debt	(1,331)	(1,185)	(27,450)
Purchases of treasury shares	(79,162)	(63,822)	(15,043)
Proceeds from sale of shares upon exercise of options and rights	31,404	15,629	16,389

Net cash provided by (used in) financing activities	(49,089)	(46,556)	13,194

Effect of exchange rate changes on cash and cash equivalents	(1,144)	1,681	(2,316)

Net increase in cash and cash equivalents	76,019	75,633	98,959
Cash and cash equivalents at beginning of period	218,734	143,101	44,142

Cash and cash equivalents at end of period	$294,753	$218,734	$143,101

Supplemental cash flow information:
Interest paid	$1,515	$1,336	$1,709
Income taxes paid	$6,056	$5,343	$3,409
Non-cash investing and financing activities:
Acquisition of Labtec through issuance of shares	$—	$—	$875
Note payable issued to acquire 3Dconnexion minority interest	$—	$7,400	$—
Assumption of Spotlife capital lease	$—	$2,682	$—

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount		Shares	Amount
March 31, 2001	44,419	$31,396	$118,740	165	$(627)	$129,435	$(22,890)	$256,054
Net income	—	—	—	—	—	74,956	—	74,956
Cumulative translation adjustment	—	—	—	—	—	—	(9,230)	(9,230)
Unrealized loss net of income taxes	—	—	—	—	—	—	(1,293)	(1,293)
Deferred realized hedging gains	—	—	—	—	—	—	176	176

Total comprehensive income								64,609

Issuance of registered shares at par value	2,725	1,533	—	2,725	(1,533)		—	—
Purchase of treasury shares	—	—	—	629	(15,043)	—	—	(15,043)
Sale of shares upon exercise of options and purchase rights	758	441	14,720	(1,397)	1,361	—	—	16,522
Acquisition of additional Labtec shares	—	—	852	(39)	23	—	—	875

March 31, 2002	47,902	33,370	134,312	2,082	(15,819)	204,391	(33,237)	323,017

Net income	—	—	—	—	—	98,843	—	98,843
Cumulative translation adjustment	—	—	—	—	—	—	(11,312)	(11,312)
Unrealized gain net of income taxes	—	—	—	—	—	—	328	328
Deferred realized hedging losses	—	—	—	—	—	—	(779)	(779)

Total comprehensive income								87,080

Tax benefit from exercise of stock options	—	—	3,658	—	—	—	—	3,658
Purchase of treasury shares	—	—	—	1,836	(63,822)	—	—	(63,822)
Sale of shares upon exercise of options and purchase rights	—	—	12,879	(1,464)	2,750	—	—	15,629

March 31, 2003	47,902	33,370	150,849	2,454	(76,891)	303,234	(45,000)	365,562

Net income	—	—	—	—	—	132,153	—	132,153
Cumulative translation adjustment	—	—	—	—	—	—	2,009	2,009
Deferred realized hedging gains	—	—	—	—	—	—	914	914

Total comprehensive income								135,076

Tax benefit from exercise of stock options	—	—	4,200	—	—	—	—	4,200
Purchase of treasury shares	—	—	—	2,199	(79,162)	—	—	(79,162)
Sale of shares upon exercise of options and purchase rights	—	—	(22,252)	(1,752)	53,656	—	—	31,404

March 31, 2004	47,902	$33,370	$132,797	2,901	$(102,397)	$435,387	$(42,077)	$457,080

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. designs, manufactures and markets personal interface products that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs, and keyboards; joysticks, gamepads and racing systems; Internet video cameras; PC speakers, headsets and microphones; 3D controllers; and with its recent acquisition of Intrigue Technologies, advanced remote controls. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market. The Company’s corporate headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland, Hsinchu, Taiwan, and Hong Kong, China through local subsidiaries. The Company has its principal manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2 — Summary of Significant Accounting Policies:

Basis of Presentation

The consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and comply with Swiss law.

The Company’s fiscal year ends on March 31 of each year. Interim quarters end on the Friday closest to the last day of each quarter, except for the fourth quarter, which ends on March 31.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses. Actual results could differ from those estimates.

Foreign Currencies

The functional currency of the Company’s operations is primarily the U.S. dollar. To a lesser extent, certain operations use the Euro, Swiss franc, Taiwanese dollar and Japanese yen as their functional currencies. The financial statements of the Company’s subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and using monthly average rates for net sales and expenses. Cumulative translation gains and losses are included as a component of shareholders’ equity in accumulated other comprehensive loss. Gains and losses arising from transactions denominated in currencies other than a subsidiary’s functional currency are reported in other income (expense), net in the statements of income.

Revenue Recognition

Revenues are recognized when all of the following criteria are met:

•	evidence of an arrangement exists between the Company and the customer;

•	delivery has occurred and title and risk of loss transfer to the customer;

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	the price of the product is fixed or determinable; and

•	collectibility of the receivable is reasonably assured.

Revenues from sales to distributors and authorized resellers are subject to terms allowing price protection, certain rights of return and allowances for customer marketing programs. Reserves for price protection are recorded when the price protection program is approved. Estimated future returns and customer marketing programs are provided for upon revenue recognition. Such amounts are estimated, and periodically adjusted, based on historical and anticipated rates of returns, distributor inventory levels and other factors, and recorded as a reduction of revenue.

Advertising Costs

Advertising costs are expensed as incurred and amounted to $82.1 million, $76.9 million and $71.6 million in fiscal years 2004, 2003 and 2002. Advertising costs are recorded as either a marketing and selling expense or a deduction from revenue. Advertising costs reimbursed by the Company to a customer must have an identifiable benefit and an estimable fair value in order to be classified as an operating expense. If these criteria are not met, the cost is classified as a deduction from revenue.

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

The Company sells to large OEMs, distributors and high volume resellers and, as a result, maintains individually significant receivable balances with such customers. As of March 31, 2004, one customer represented 16% and another customer represented 11% of total accounts receivable. As of March 31, 2003, one customer represented 18% of total accounts receivable. The Company’s OEM customers tend to be well-capitalized, multi-national companies, while retail customers may be less well-capitalized. The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers’ financial condition and by purchasing credit insurance on European retail accounts receivable. The Company generally does not require collateral from its customers.

Accounts Receivable

Accounts receivable are reported net of allowances for doubtful accounts. The allowances are based on the Company’s regular assessment of the credit worthiness and financial condition of specific customers, as well as its historical experience with bad debts, receivables aging, current economic trends and the financial condition of its distribution channels.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or market

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value based on a consideration of product lifecycle stage, technology trends, product development plans, component cost trends and assumptions about future demand and market conditions.

Investments

Investments in companies in which Logitech owns less than 20% are carried at cost adjusted for any decrease in value deemed to be other than temporary in nature.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions and improvements are capitalized, and maintenance and repairs are expensed as incurred. The Company capitalizes the cost of software developed for internal use in connection with major projects. Costs incurred during the feasibility stage are expensed, whereas costs incurred during the application development stage are capitalized.

With the exception of tooling, depreciation is provided using the straight-line method. Plant and buildings are depreciated over estimated useful lives from ten to twenty five years, equipment over useful lives from three to five years, software development over useful lives from three to five years and leasehold improvements over the life of the lease, not to exceed five years. Tooling is depreciated over the forecasted life of the tool, not to exceed one year from the time it is placed into production. Depreciation for tooling is calculated based on the forecasted production volume and adjusted quarterly based on actual production. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are relieved from the accounts and the net gain or loss is included in the determination of net income.

Intangible Assets

The Company’s intangible assets principally include goodwill, acquired technology and trademarks. Intangible assets with finite lives, which include acquired technology and trademarks, are recorded at cost and amortized on the straight-line method over their useful lives ranging from four to five years. Intangible assets with indefinite lives, which include goodwill, are recorded at cost and evaluated at least annually for impairment.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as investments, property and equipment, and intangible assets, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of investments, property and equipment, and other intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset’s projected discounted cash flows or appraised value, depending on the nature of the asset. Goodwill is evaluated for impairment at least annually.

Income Taxes

The Company provides for income taxes using the liability method, which requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of temporary differences resulting from differing treatment of items for tax and accounting purposes. In estimating future tax consequences, expected future events are taken into consideration, with the exception of potential tax law or tax rate changes.

Fair Value of Financial Instruments

The carrying value of certain of the Company’s financial instruments, including cash and cash equivalents and accounts receivable, accounts payable and accrued liabilities, short-term debt and current maturities of long-

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

term debt approximates fair value due to their short maturities. The estimated fair value of publicly traded financial equity instruments are determined by quoted market prices.

Net Income per Share and ADS

Basic net income per share is computed by dividing net income by the weighted average outstanding registered shares. Diluted net income per share is computed using the weighted average outstanding registered shares and dilutive registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options computed using the treasury stock method, and upon the conversion of convertible debt computed using the if-converted method. For the fiscal years ended March 31, 2004, 2003, and 2002, the conversion of convertible debt was included in the registered share equivalents due to its dilutive effect.

The computations of the basic and diluted net income per share amounts for the Company were as follows (in thousands except per share amounts):

	Year ended March 31,
	2004	2003	2002
Net income – basic	$132,153	$98,843	$74,956
Convertible debt interest expense, net of income taxes	2,550	2,314	1,664

Net income – diluted	$134,703	$101,157	$76,620

Weighted average shares – basic	45,346	45,989	44,929
Effect of dilutive stock options	2,090	2,696	3,808
Effect of dilutive convertible debt	2,724	2,724	2,202

Weighted average shares – diluted	50,160	51,409	50,939

Net income per share and ADS – basic	$2.91	$2.15	$1.67

Net income per share and ADS – diluted	$2.69	$1.97	$1.50

Potentially dilutive ordinary share equivalents from stock options to purchase 2,070,426, 2,548,343 and 1,180,339 shares outstanding during fiscal years 2004, 2003 and 2002 were excluded from the computation of diluted net income per share because the exercise price of these options was greater than the average market price of the Company’s registered shares during these periods.

Stock-Based Compensation Plans

The Company has adopted the pro forma disclosure-only requirements of Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-Based Compensation” and SFAS 148, “Accounting for Stock Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting. As permitted by SFAS 123, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” which measures compensation expense for employee stock-based compensation plans using the intrinsic value method. Under the intrinsic value method, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the grant date.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If compensation expense under these plans had been accounted for pursuant to SFAS 123, the Company’s net income and net income per share and ADS would have been as follows:

	Year ended March 31,
	2004	2003	2002
Net income:
As reported	$132,153	$98,843	$74,956
Add back: stock-based compensation expense included in reported net income, net of tax	—	92	196
Deduct: Total stock-based compensation expense determined under the fair value based method, net of tax (1)	(16,690)	(21,300)	(19,380)

Pro forma net income	$115,463	$77,635	$55,772

Basic net income per share and ADS:
As reported	$2.91	$2.15	$1.67
Pro forma	$2.55	$1.69	$1.24
Diluted net income per share and ADS:
As reported	$2.69	$1.97	$1.50
Pro forma	$2.35	$1.56	$1.13

(1)	As a result of the Company releasing a valuation allowance on specific deferred tax assets in November 2003, pro forma stock-based compensation expense for fiscal year 2004 is reported net of a $5.2 million tax benefit on expenses attributable to stock option grants to U.S. employees. Fiscal years 2003 and 2002 did not reflect a tax benefit because the related deferred tax asset was reserved in the valuation allowance in those years.

The fair value of the employee stock options granted and shares purchased under the Company’s purchase plans was estimated using the Black-Scholes valuation model applying the following assumptions and values:

	Year ended March 31,
	Purchase Plans			Stock Option Plans
	2004	2003	2002	2004	2003	2002
Dividend yield	0	0	0	0	0	0
Expected life	6 months	6 months	6 months	3.5 years	3.3 years	2.9 years
Expected volatility	52%	67%	67%	65%	72%	69%
Risk-free interest rate	1.29%	1.75%	3.625%	1.81%	1.75%	3.625%
Weighted average fair value per grant	$12.08	$14.50	$9.20	$15.18	$15.00	$12.06

Comprehensive Income

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income and other comprehensive income. Other comprehensive income (loss) is comprised of foreign currency translation adjustments from those entities not using the U.S. dollar as their functional currency, unrealized gains and losses on marketable equity securities and net deferred gains and losses on hedging activity. Accumulated other comprehensive income (loss) is presented as a component of shareholders’ equity.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3 — Acquisitions

3Dconnexion

In June 1998, the Company acquired 49% of the outstanding shares of 3Dconnexion, the provider of Logitech’s 3D controllers, and accounted for its investment using the equity method. In September 2001, the Company acquired an additional 2% of the outstanding shares and a controlling interest in 3Dconnexion. 3Dconnexion’s assets and liabilities have been included in the Company’s consolidated financial statements since September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion’s assets, liabilities and results of operations have not been material to the Company’s financial position, results of operations, or cash flows.

On April 5, 2002, the Company exercised its option to purchase the remaining outstanding shares for $7.4 million, which was paid in cash in July 2003. A summary of the purchase consideration is as follows (in thousands):

Net investment in 3Dconnexion at April 5, 2002	$5,800
Notes payable to 3Dconnexion stockholders	7,400
Transaction costs	510

Total consideration	$13,710

The acquisition of the remaining outstanding shares in April 2002 was accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at their preliminary estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information currently available. The $5.8 million net investment at April 5, 2002, reflects the original investment in 3Dconnexion under the equity method as well as the fair value of the assets and liabilities acquired at the time of the 2% acquisition.

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

The 3Dconnexion business has been combined with the 3D input device business acquired with the Company’s Labtec acquisition in March 2001, to offer a complete line of 3D input devices utilizing the market strengths, engineering resources and global presence of both entities.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Spotlife

In November 1999, Logitech announced the formation of a new company, Spotlife, Inc., focused on enhancing video communications using the Internet infrastructure. Logitech invested $7 million in Spotlife and, at March 31, 2002, owned approximately 35.2% of Spotlife’s outstanding shares on a fully diluted basis. Outside investors had the ability to exercise significant influence over the management of the company, and Logitech accounted for its investment in this company using the equity method.

On May 3, 2002, the Company acquired the remaining 64.8% of Spotlife, Inc. for approximately $2.5 million in cash. The acquisition was accounted for using the purchase method of accounting. The assets acquired and liabilities assumed were recorded at their estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information available at the time of the acquisition. The fair value of the assets acquired and liabilities assumed approximated the cash consideration paid. As a result, no intangible assets were recorded. The acquisition of Spotlife was not material to the Company’s financial position, results of operations, or cash flows.

Note 4 — Equity Investments:

In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. In November 1999, Immersion registered its shares on the Nasdaq National Market in an initial public offering. In June 2002, the Company reviewed the fair value of its investment in Immersion Corporation and determined that a portion of the decline in the value was other than temporary and wrote down the securities by $.5 million, included in other income, net. In September 2002, the Company sold its remaining interest in Immersion. The Company recognized losses of $.2 million in fiscal year 2003 and gains of $1.1 million and $1.3 million in fiscal years 2002 and 2001 on sales of Immersion stock, included in other income, net.

In July 2003, the Company made a $15 million cash investment in the Anoto Group AB (“Anoto”) which represents approximately 10% of Anoto’s outstanding shares and is accounted for under the cost method. In connection with the investment, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish high technology company from which Logitech licenses its digital pen technology. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology. Royalty and NRE expenses to Anoto was $.9 million during fiscal year 2004.

In March 2002 and September 2003, the Company made cash investments in A4Vision, Inc. totaling $.8 million, which represents approximately 12% of A4Vision’s outstanding shares. The Company accounts for the investment under the cost method of accounting. In connection with the investment, a Logitech executive was appointed to the A4Vision board of directors. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software. Royalty expense to A4Vision was $.2 million during fiscal year 2004.

The Company uses the cost method of accounting for all other investments, all of which represent less than 20% ownership interests.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5 — Balance Sheet Components:

The following provides a breakout of certain balance sheet components (in thousands):

	March 31,
	2004	2003
Accounts receivable:
Accounts receivable	$249,175	$217,596
Allowance for doubtful accounts	(6,068)	(7,716)
Allowance for customer programs and returns	(36,920)	(28,236)

	$206,187	$181,644

Inventories:
Raw materials	$32,592	$19,710
Work-in-process	554	418
Finished goods	102,415	103,995

	$135,561	$124,123

Other current assets:
Tax and VAT refund receivables	$17,520	$14,154
Deferred taxes	17,390	10,004
Prepaid expenses and other	10,394	14,604

	$45,304	$38,762

Property, plant and equipment:
Land	$1,929	$1,830
Plant and buildings	20,640	19,722
Equipment	72,431	68,158
Computer equipment and software	59,111	53,416

	154,111	143,126
Less: accumulated depreciation	(116,803)	(104,212)

	$37,308	$38,914

Other assets:
Debt issuance costs	$1,216	$1,782
Deferred taxes	46	2,501
VAT refund receivable	4,900	—
Deposits and other	3,311	4,246

	$9,473	$8,529

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6 — Goodwill and Other Intangible Assets:

The Company’s acquired other intangible assets subject to amortization were as follows (in thousands):

	March 31, 2004			March 31, 2003
	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$15,985	$(9,208)	$6,777	$15,671	$(7,040)	$8,631
Existing and core technology	17,323	(11,557)	5,766	17,323	(8,431)	8,892

	$33,308	$(20,765)	$12,543	$32,994	$(15,471)	$17,523

For the years ended March 31, 2004, 2003, and 2002 amortization expense for other intangible assets was $5.2 million, $5.0 million and $3.7 million. Estimated future annual amortization expense for other intangible assets will be $5.1 million, $3.4 million, $2.6 million, $1.1 million, and $.3 million for fiscal years ending 2005, 2006, 2007, 2008 and 2009.

The Company performs its annual goodwill impairment test during its fiscal fourth quarter. While the Company has fully integrated all of its acquired companies, the Company continues to maintain discrete financial information for 3Dconnexion and, accordingly, determines impairment of the goodwill acquired with the 3Dconnexion acquisition at the entity level. All other acquired goodwill is evaluated for impairment at the total enterprise level. Based on impairment tests performed, there has been no impairment of the Company’s goodwill to date.

Note 7 — Financing Arrangements:

Short-term Credit Facilities

The Company had several uncommitted, unsecured bank lines of credit aggregating $71.7 million at March 31, 2004. Borrowings outstanding were $10.1 million and $8.9 million at March 31, 2004 and 2003. The borrowings under these agreements were denominated in Japanese yen at a weighted average annual interest rate of 1.3% and 1.4% at March 31, 2004 and 2003, and were due on demand.

Long-term Debt

Long-term debt comprised of the following (in thousands):

	March 31,
	2004	2003
Convertible bonds	$137,008	$127,722
Renewable Swiss mortgage loan due April 2004, bearing interest at 4%, collateralized by properties with net book values aggregating $2.2 million at March 31, 2004	3,621	3,409
Capital lease obligation, with repayments of $.4 million in fiscal year 2005	399	1,730

Total long-term debt	141,028	132,861
Less current maturities	4,020	1,246

Long-term portion	$137,008	$131,615

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 8, 2001, Logitech sold CHF 170,000,000 ($95,625,000 based on exchange rates at date of issuance) aggregate principal amount of its 1% convertible bonds, which mature in 2006. The net proceeds of the convertible bond offering were used to refinance debt associated with the Company’s acquisition of Labtec in March 2001. The Company registered the convertible bonds for resale with the Swiss Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%.

The convertible bonds are convertible at any time into Logitech registered shares at the conversion price of CHF 62.4 ($48.9 based on exchange rates at March 31, 2004) per share. The Company may redeem the bonds on notice if the closing price of its registered shares is at least 150% of the conversion price on 20 consecutive trading days or if 95% of the bonds have been converted. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan. As of March 31, 2004, the carrying amount of the convertible bonds was CHF 174,779,000 ($137,008,000) and the fair value based upon quoted market value was CHF 198,900,000 ($155,916,000).

Note 8 — Shareholders’ Equity:

In June 2002, the Company’s shareholders renewed the approval of 10 million authorized registered shares for use in acquisitions, mergers and other transactions, valid through June 27, 2004. The Company expects to seek approval from its shareholders at its June 2004 Annual General Meeting to renew the authorization for an additional two years. Also in June 2002, the shareholders approved an increase of 6 million shares in the conditionally authorized share capital.

Additionally, the Company has conditionally authorized shares totaling 15,165,465 to cover option rights granted or other equity rights that may be granted to employees, officers and directors of Logitech under its 1988 Stock Option Plan, the 1996 Stock Plan and the 1996 Employee Share Purchase Plan. The conditional share capital increase does not have an expiration date. The Company has also conditionally authorized shares totaling 2,725,000 to cover conversion rights granted in connection with the issue of the Company’s convertible bonds. The conditional share capital increase does not have an expiration date.

In June 2001, the Company’s shareholders approved a ten-for-one share split for shares traded on the Swiss Exchange, which took effect on August 2, 2001 and was distributed to stockholders of record as of August 1, 2001. ADSs traded on Nasdaq were not affected. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share.

Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings ($201.4 million at March 31, 2004) and is subject to shareholder approval. The Company does not intend to pay any cash dividends.

Under Swiss corporate law, a minimum of 5% of the Company’s annual net income must be retained in a legal reserve until this reserve equals 20% of the Company’s issued and outstanding aggregate par value share capital. These legal reserves represent an appropriation of retained earnings that are not available for distribution and totaled $7.6 million at March 31, 2004. Certain other countries in which the Company operates have similar laws.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal years 2004, 2003 and 2002, the Company repurchased shares under buyback programs authorized by the Board of Directors as follows (in thousands):

Date of Announcement	Approved Buyback Amount	Equivalent USD Amount(1)	Expiration Date	Amount Repurchased During Year Ended March 31,
				Program to Date		2004		2003		2002
				Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
October 2003	CHF 40,000	$32,090	March 2004	665	$32,090	665	$32,090	—	$—	—	$—
February 2003	CHF 75,000	$54,728	September 2003	1,772	$54,728	1,534	$47,072	238	$7,656	—	$—
July 2002	CHF 75,000	$52,414	March 2003	1,510	$52,414	—	$—	1,510	$52,414	—	$—
June 2002	CHF 6,000	$3,752	June 2002	88	$3,752	—	$—	88	$3,752	—	$—
August 2001	CHF 25,000	$15,043	October 2001	629	$15,043	—	$—	—	$—	629	$15,043

(1)	Represents the approved buyback amount in U.S. dollars, calculated based on exchange rates on the repurchase dates.

On April 15, 2004 the Company announced a new buyback program of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). Purchases under the program will be conducted so that the Company’s total holdings of its own shares do not exceed 10% of its share capital. The program expires at the date of the Company’s 2006 Annual General Meeting.

Note 9 — Employee Benefit Plans:

Employee Share Purchase Plans

Under the 1996 Employee Share Purchase Plans, eligible employees may purchase registered shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period.

Stock Option Plans

Under the 1996 Stock Plan, the Company may grant to employees options for registered shares or ADSs, restricted shares, stock appreciation rights, and stock units, which are bookkeeping entries representing the equivalent of shares. A total of 19,000,000 registered shares and/or ADSs may be issued under this plan. Options generally vest over four years and remain outstanding for periods not to exceed ten years. Options may only be granted at exercise prices of at least 100% of the fair market value of the registered shares on the date of grant. Restricted shares and stock appreciation rights may be granted at prices less than 100% of the fair market value of the registered shares on the date of grant; no cash consideration is required to be paid by employees in connection with the grant of stock units. The Company has made no grants of restricted shares, stock appreciation rights or stock units. As of March 31, 2004, a total of 5,245,285 options were available for grant under the 1996 Stock Plan.

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

The Company also maintains one other option plan for a small number of Asian executives, under which options were granted at exercise prices below the fair market value of the registered shares on the date of grant. No further stock options may be granted under this plan.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Compensation expense is recognized over the vesting period when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. Compensation expense of $92,000 and $196,000 was recorded in fiscal years 2003 and 2002 for such option grants. These amounts were accrued as a liability when the expense was recognized and subsequently credited to additional paid-in capital upon exercise of the related stock option. No compensation expense was recognized in fiscal year 2004 and no further compensation expense will be recognized in future periods related to these historical grants.

A summary of activity under the stock option plans is as follows (exercise prices are weighted averages):

	Year ended March 31,
	2004		2003		2002
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	7,737,136	$21	7,787,950	$17	7,846,660	$12
Granted	1,249,880	$33	1,581,725	$31	2,355,375	$27
Exercised	(1,577,644)	$16	(1,301,845)	$9	(1,998,981)	$7
Cancelled or expired	(245,274)	$34	(330,694)	$30	(415,104)	$15

Outstanding, end of year	7,164,098	$26	7,737,136	$21	7,787,950	$17

Exercisable, end of year	3,291,734	$19	3,612,857	$13	2,796,675	$9

The following table summarizes information regarding stock options outstanding at March 31, 2004 (exercise prices and contractual lives are weighted averages):

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number	Exercise Price	Contractual Life (years)	Number	Exercise Price
$ 2 – $10.99	1,669,232	$6	4.6	1,668,399	$6
$11 – $26.99	1,003,021	$23	7.5	310,106	$23
$27 – $30.99	1,380,105	$28	7.8	455,721	$28
$31 – $36.99	2,324,250	$33	8.5	492,197	$34
$37 – $64.99	787,490	$43	7.6	365,311	$44

$ 2 – $64.99	7,164,098	$26	7.2	3,291,734	$19

Defined Contribution Plans

Certain of the Company’s subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 2004, 2003 and 2002, were $5.1 million, $3.4 million and $2.7 million.

Defined Benefit Plan

One of the Company’s subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees’ years of service and earnings. The Company’s practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations. Net pension costs for the years ended March 31, 2004, 2003 and 2002 were $.9 million, $.4 million and $.3 million. The plan’s net pension liability at March 31, 2004 and 2003 was $1.6 million and $.8 million.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10 — Income Taxes:

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company’s income before taxes and the provision for income taxes are generated outside of Switzerland. The portion of the Company’s income before taxes for fiscal year 2004, 2003 and 2002 that is subject to foreign income taxes was $57.0 million, $52.2 million and $40.8 million. Consequently, the weighted average expected tax rate may vary from period to period to reflect the generation of taxable income in different tax jurisdictions.

The provision for income taxes consists of the following (in thousands):

	Year ended March 31,
	2004	2003	2002
Current:
Swiss	$1,481	$2,277	$1,900
Foreign	19,451	23,353	18,407
Deferred:
Swiss	(192)	1,425	—
Foreign	(7,224)	(2,346)	(1,568)

Total	$13,516	$24,709	$18,739

Deferred income tax assets and liabilities consist of the following (in thousands):

	March 31,
	2004	2003
Net operating loss carryovers	$24,793	$17,429
Research and development and other tax credit carryovers	9,513	7,415
Accruals	16,409	18,144
Depreciation and amortization	805	4,317

Gross deferred tax assets	51,520	47,305

Deferred tax liabilities related to intangible assets	—	(3,910)

Deferred tax liabilities	—	(3,910)

Valuation allowance	(34,084)	(33,375)

Net deferred tax assets	$17,436	$10,020

Management regularly assesses the ability to realize deferred tax assets recorded in the Company’s subsidiaries based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. Management determines the amount of deferred tax assets that are likely to be realized based upon the Company’s recent earnings and estimated future taxable income in applicable tax jurisdictions. In November 2003, the Company released a valuation allowance on specific deferred tax assets after it had determined that the valuation allowance was no longer required. As a result, the income tax provision and net income for the year ended March 31, 2004 included a one-time favorable impact of $13.4 million. In the event future taxable income is below management’s estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in the Company’s effective tax rate.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets of $34.1 million at March 31, 2004 pertain to net operating loss and tax credit carryovers resulting from the exercise of employee stock options. Management believes that it is more likely than not that the Company will not realize its deferred tax assets and, accordingly, a valuation allowance has been established for such amount. When this valuation allowance is released through generating sufficient taxable income to utilize the NOL and tax credit deductions, the tax benefit of these losses and credits will be accounted for as a credit to shareholders’ equity rather than as a reduction of the income tax provision. During the fiscal years 2004, 2003 and 2002, the valuation allowance increased by $.7 million, decreased by $3.9 million and increased by $13.0 million due to exercises of employee stock options.

As of March 31, 2004, the Company’s foreign tax credit and net operating loss carryovers for income tax purposes were $67.6 million and $9.5 million. If not utilized, these carryovers will expire through 2024.

The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income or loss in each country multiplied by that country’s applicable statutory tax rates. The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled below (in thousands):

	Year ended March 31,
	2004	2003	2002
Expected tax provision at weighted average rate	$26,763	$26,827	$20,144
Decrease in valuation allowance, without the impact of stock options	(13,350)	(2,247)	(1,155)
Other	103	129	(250)

Total provision for income taxes	$13,516	$24,709	$18,739

Note 11 — Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into forward foreign exchange contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during fiscal years 2004, 2003 and 2002. The notional amount of foreign exchange contracts outstanding at March 31, 2004 and 2003 were $10.4 million and $13.0 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized losses totaled $.4 million at March 31, 2004 and is expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net losses reclassified to cost of goods sold during the fiscal years 2004 and 2003 were $3.5 million and $1.1 million. Realized net gains reclassified to cost of goods sold in fiscal year 2002 was $.3 million.

The Company also enters into forward exchange contracts to hedge against foreign currency exposures inherent in forecasted sales denominated in non-functional currencies, also designated as cash flow hedges. The foreign exchange contracts are entered into on a monthly basis and generally mature between one to two months, corresponding with the expected payment terms on the Company’s sales. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hedged receivable is settled, at which time the gains or losses are reclassified to other income (expense). The notional amount of foreign exchange contracts outstanding at March 31, 2004 was $3.5 million and none at March 31, 2003. Deferred losses on the contracts recorded in accumulated other comprehensive loss were immaterial as of March 31, 2004.

Note 12 — Commitments and Contingencies:

The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company’s option and usually include escalation clauses linked to inflation. Future minimum annual rentals at March 31, 2004 are as follows (in thousands):

Year ending March 31,
2005	$5,697
2006	5,312
2007	4,170
2008	4,265
2009	3,632
Thereafter	11,324

$34,400

Rent expense was $6.9 million, $6.3 million and $5.2 million during the years ended March 31, 2004, 2003 and 2002.

At March 31, 2004, the Company had approximately $104.6 million in non-cancelable purchase commitments with suppliers for inventory. Fixed commitments for capital and other expenditures, primarily for manufacturing equipment, approximated $5.4 million.

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly varies. At March 31, 2004, the amount of these outstanding guaranteed purchase obligations was approximately $1.8 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at March 31, 2004. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

In December 1996, the Company was advised of the intention to begin implementing a value-added tax (“VAT”) on goods manufactured in certain parts of China since July 1995, including where the Company’s operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In the normal course of business, the Company pays value-added taxes, or VAT, in China on components purchased in China, which are refunded after export of goods manufactured in China. The Company files for refunds, receives approvals from Chinese tax officials and then receives a refund. Beginning in early fiscal year 2002, approval and refund delays started to occur and the Company had accumulated a significant VAT refund receivable. In March 2003, a portion of the VAT receivable was sold to a bank on a non-recourse basis for a negotiated discount. The government has since refunded all amounts related to the Company’s calendar 2002 claims, a portion of which was sold to the bank. The Company has received assurances from the Chinese officials that all approved claims will be paid in full and expects to receive refunds for its calendar 2003 claims by the end of the second quarter of fiscal year 2005.

The total VAT receivable may increase or decrease in the future depending on the amount of component purchases in China, the amount of collections from the Chinese government and the amount of VAT that the Company may be able to sell on a non-recourse basis to a bank in the future. Based on expectations as to the timing of such payments, the Company has classified a portion of the VAT receivable as a non-current asset. The Company does not expect the outcome of this matter to have a significant impact on the Company’s financial position, results of operations or cash flows.

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

Note 13 — Interest and Other Income:

Interest and other income (expense), net comprised of the following (in thousands):

	Year ended March 31,
	2004	2003	2002
Interest income	$2,278	$2,411	$1,688
Interest expense	(4,136)	(3,607)	(3,644)

Interest expense, net	$(1,858)	$(1,196)	$(1,956)

Foreign currency exchange gains, net	$2,966	$2,801	$2
Gain (loss) on sale of investments	—	(514)	1,115
Write-off of investments	(515)	(1,161)	(1,220)
Equity in net losses of affiliated companies	—	—	(2,476)
Other, net	(478)	(260)	1,012

Other income (expense), net	$1,973	$866	$(1,567)

Note 14 — Geographic Information:

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal interface products for personal computers and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets, unamortized intangibles, and investments are reported below based on the location of the asset.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Year ended March 31,
	2004	2003	2002
Europe	$592,067	$487,762	$413,348
North America	473,065	435,612	389,949
Asia Pacific	203,338	176,914	140,249

Total net sales	$1,268,470	$1,100,288	$943,546

In fiscal years 2004, 2003 and 2002 one customer represented 10%, 12% and 11% of net sales.

Long-lived assets by geographic region were as follows (in thousands):

	March 31,
	2004	2003
Europe	51,465	$47,221
North America	112,722	114,736
Asia Pacific	19,924	13,082

Total long-lived assets	$184,111	$175,039

Note 15 — Other Disclosures Required by Swiss Law:

Balance Sheet Items

The amounts of certain balance sheet items were as follows (in thousands):

	March 31,
	2004	2003
Prepayments and accrued income	$6,512	$8,339
Non-current assets	$184,111	$175,039
Pension liabilities, current	$30	$190
Fire insurance value of property, plant and equipment	$101,603	$98,153

Statement of Income Items

Total personnel expenses amounted to $111.4 million, $98.7 million and $79.3 million in fiscal years 2004, 2003 and 2002.

Note 16 — Subsequent Events:

Subsequent to year-end, the Company acquired Intrigue Technologies, a privately held Canadian company focused on advanced remote control technology. The acquisition will be accounted for as a purchase, and Logitech paid cash consideration of approximately $29.0 million for all the outstanding shares of Intrigue Technologies. The purchase price will be allocated to the fair values of the net assets acquired, which primarily consist of the acquired company’s database of product information and infrared codes, technology and brand name. Also, the agreement provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of certain future remote control revenue targets.

LOGITECH INTERNATIONAL S.A.

QUARTERLY FINANCIAL DATA

(Unaudited)

The following table contains selected unaudited quarterly financial data for fiscal years 2004 and 2003 (in millions, except share amounts in thousands, and per share amounts):

	Year ended March 31, 2004				Year ended March 31, 2003
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$218.2	$293.6	$409.6	$347.1	$195.1	$251.8	$351.8	$301.7
Gross profit	60.6	92.5	140.5	115.3	66.3	85.9	117.0	95.2
Operating expenses:
Marketing and selling	28.0	39.5	47.8	41.5	30.3	35.9	41.3	33.7
Research and development	14.6	14.5	15.6	16.6	12.9	13.7	14.2	15.3
General and administrative	10.2	11.0	11.8	12.3	10.5	10.6	10.8	11.4

Total operating expenses	52.8	65.0	75.1	70.4	53.7	60.3	66.2	60.4
Operating income	7.9	27.4	65.3	44.9	12.6	25.7	50.8	34.8
Net income	$5.7	$21.2	$66.8	$38.5	$10.8	$21.0	$40.4	$26.6
Shares used to compute net income per share and ADS:
Basic	45,743	45,669	44,879	45,117	46,065	46,133	46,046	45,721
Diluted	48,056	50,094	49,764	50,404	52,542	51,593	51,168	50,607
Net income per share and ADS:
Basic	$0.12	$0.46	$1.49	$0.85	$0.23	$0.46	$0.88	$0.58
Diluted	$0.12	$0.44	$1.35	$0.78	$0.22	$0.42	$0.80	$0.54

The following table sets forth certain quarterly financial information as a percentage of net sales:

	Year ended March 31, 2004				Year ended March 31, 2003
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	27.8	31.5	34.3	33.2	34.0	34.1	33.3	31.6
Operating expenses:
Marketing and selling	12.8	13.4	11.6	12.0	15.5	14.3	11.7	11.1
Research and development	6.7	5.0	3.8	4.8	6.6	5.4	4.0	5.1
General and administrative	4.7	3.8	2.9	3.5	5.4	4.2	3.1	3.8

Total operating expenses	24.2	22.2	18.3	20.3	27.5	23.9	18.8	20.0
Operating income	3.6	9.3	16.0	12.9	6.5	10.2	14.5	11.5
Net income	2.6%	7.2%	16.3%	11.1%	5.5%	8.3%	11.5%	8.8%

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of

Logitech International S.A.

Our audits of the consolidated financial statements referred to in our report dated May 17, 2004, appearing in the 2004 Annual Report to Shareholders of Logitech International S.A. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 20-F) also included an audit of the financial statement schedule listed in Item 19 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers SA

/s/ M. Foley	/s/ M. Perry
M. Foley	M. Perry

Lausanne, Switzerland

May 17, 2004

LOGITECH INTERNATIONAL S.A.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Fiscal Year	Description	Balance at beginning of period	Charged to bad debt expense	Write-offs charged to allowance	Balance at end of period
2004	Allowance for doubtful accounts	$7,716	$1,271	$(2,919)	$6,068
2003	Allowance for doubtful accounts	$7,578	$4,380	$(4,242)	$7,716
2002	Allowance for doubtful accounts	$5,402	$4,530	$(2,354)	$7,578