Form 20-F
period 2005-03-31
LOGITECH INTERNATIONAL SA
filed 2005-05-18
CIK 1032975

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2005 was 47,901,655 registered shares.

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

In this document, unless otherwise indicated, references to the “Company” or “Logitech” are to Logitech International S.A., its consolidated subsidiaries and predecessor entities. In addition, references to “ADSs” are to American Depositary Shares of Logitech International S.A., each representing one registered share. Unless otherwise specified, all references to U.S. dollar, dollar or $ are to the United States dollar, the legal currency of the United States of America. All references to CHF are to the Swiss franc, the legal currency of Switzerland.

Logitech, the Logitech logo, and the Logitech products referred to herein are either the trademarks or the registered trademarks of Logitech. All other trademarks are the property of their respective owners.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management as of the filing date of this Form 20-F. These forward-looking statements include statements related to:

•	our business strategy for new areas of growth and for building on the Company’s current strengths;

•	our belief that we are positioned to take full advantage of opportunities in the market for personal peripheral products;

•	our business and product plans for fiscal year 2006; and

•	the sufficiency of our cash and cash equivalents, cash generated from operations, and available borrowings under our bank lines of credit to fund capital expenditures and working capital needs for the foreseeable future.

Factors that might affect these forward-looking statements include, among other things:

•	market acceptance for our products;

•	our ability to introduce successful products in a timely manner and to compete effectively in the personal peripherals industry;

•	our ability to implement our business strategy;

•	our ability to match production levels with product demand and to successfully coordinate worldwide manufacturing and distribution; and

•	general economic and business conditions.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions are intended to identify such forward-looking statements. These statements reflect our views and assumptions. All forward-looking statements are subject to various risks and uncertainties that could cause our actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under Item 3 “Key Information – Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. We undertake no obligation to publicly update or revise any forward-looking statements.

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

	Year ended March 31,
	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)
Consolidated statements of income and cash flow data:
Net sales	$1,482,626	$1,268,470	$1,100,288	$943,546	$735,549
Gross profit	503,587	408,922	364,504	315,548	233,259
Operating expenses:
Marketing and selling	201,353	156,793	141,194	130,060	105,140
Research and development	73,900	61,289	56,195	50,531	36,686
General and administrative	56,660	45,286	43,233	37,739	33,484
Purchased in-process research and development (1)	—	—	—	—	3,275

Total operating expenses	331,913	263,368	240,622	218,330	178,585
Operating income	171,674	145,554	123,882	97,218	54,674
Net income	$149,266	$132,153	$98,843	$74,956	$45,068
Net income per share and ADS:
Basic	$3.37	$2.91	$2.15	$1.67	$1.07
Diluted	$3.07	$2.69	$1.97	$1.50	$0.96
Shares used to compute net income per share and ADS:
Basic	44,252	45,346	45,989	44,929	42,226
Diluted	49,562	50,160	51,409	50,939	46,940
Net cash provided by operating activities	$213,674	$166,460	$145,108	$112,595	$12,043

	March 31,
	2005	2004	2003	2002	2001
	(In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$341,277	$294,753	$218,734	$143,101	$44,142
Total assets	$1,018,872	$865,916	$738,302	$595,744	$505,116
Long-term debt, net of current maturities	$147,788	$137,008	$131,615	$104,812	$26,908
Shareholders’ equity	$526,149	$457,080	$365,562	$323,017	$256,054

(1)	In connection with the acquisition of Labtec in fiscal year 2001, the Company recorded a charge of $3.3 million for purchased in-process research and development.

Exchange Rates

Our registered shares traded on the SWX Swiss Exchange are denominated in Swiss francs while our ADSs traded on the Nasdaq National Market are denominated in U.S. dollars. Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of our registered shares on the SWX Swiss Exchange and, as a result, will likely affect the market price of our ADSs in the United States, and vice versa.

The following tables set forth, for the periods indicated, information concerning exchange rates between the U.S. dollar and the Swiss franc based on the noon buying rate as reported by The Bank of New York, expressed in Swiss francs per U.S. dollars. The noon buying rate is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Average (1)	High	Low	Period End
Fiscal 2001	CHF 1.697	CHF 1.830	CHF 1.590	CHF 1.736
Fiscal 2002	1.699	1.819	1.586	1.682
Fiscal 2003	1.469	1.674	1.325	1.354
Fiscal 2004	1.311	1.418	1.219	1.268
Fiscal 2005	1.225	1.320	1.134	1.195

(1)	Represents the average of the noon buying rate on the last business day of each month during the year.

	High	Low
Monthly Highs and Lows (over the most recent six month period):
October 2004	CHF 1.266	CHF 1.196
November 2004	CHF 1.208	CHF 1.139
December 2004	CHF 1.161	CHF 1.134
January 2005	CHF 1.196	CHF 1.147
February 2005	CHF 1.222	CHF 1.159
March 2005	CHF 1.206	CHF 1.150

As of May 2, 2005, the noon buying rate between the U.S. dollar and the Swiss franc was CHF 1.198.

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

Given the nature of the markets in which we compete, our revenues and profitability are difficult to predict for many reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting revenues and profitability for the quarter.

•	We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•	Our revenues and profitability depend in part on the mix of our retail and original equipment manufacturers, or OEM, sales as well as our product mix. Our prices and gross margins are generally lower for sales to OEM customers compared to sales to our retail customers. Our prices and gross margins can vary significantly by product line as well as within product lines.

•	Fluctuations in currency exchange rates impact our revenues and profitability because we report our financial statements in U.S. dollars whereas a significant portion of our sales to customers are transacted in other currencies, particularly the Euro. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our ADSs and registered shares. For example, in the first quarter of fiscal year 2004, our operating results did not meet our targets, which had a significant adverse effect on the trading price of our ADSs and registered shares.

If we do not introduce successful products in a timely manner, our business and operating results could suffer.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. If technologies or standards that we adopt fail to gain widespread commercial acceptance, demand for such products could decline and our business could be adversely affected.

The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	develop innovative new products and enhancements in a timely manner;

•	distinguish our products from those of our competitors;

•	manufacture and deliver high-quality products in sufficient volumes; and

•	price our products competitively.

If we do not execute on these factors successfully, our business, financial condition and operating results could suffer.

Production levels that do not match demand for our products could result in lost sales or lower gross margins.

Our industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine production levels based on our forecasts of product demand. Actual demand for our products depends on many factors, which makes it difficult to forecast. We have experienced differences between actual and forecasted demand in the past and expect differences to arise in the future. The following problems could occur as a result of these differences:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess manufacturing capacity. Excess inventory could negatively impact our cash flows and could result in inventory impairments. Excess manufacturing capacity could result in higher production costs per unit and lower margins.

•

If demand for our products exceeds our forecasts, we would have to rapidly ramp up production. We depend on suppliers and manufacturers to provide components and subassemblies. As a result, we may not be able to rapidly increase production levels to meet unexpected demand, and we could lose sales while we try to increase production. For example, in the third quarter of fiscal year 2005 we were not able to fully meet greater than expected demand for certain retail products because we were unable to obtain related components in a timely manner.

•	Rapidly increasing our production levels to meet unanticipated customer demand could result in higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

Our OEM business could be adversely affected by consumer trends toward notebook computers.

Our OEM mice are sold with name-brand desktop PCs. Consequently our OEM business is highly dependent on market trends for desktop PCs. In recent periods, a shift by consumers towards notebook products has resulted in slower growth for desktop PCs. Our OEM revenues accounted for 13% of total revenues during fiscal year 2005. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

Changes in environmental rules and regulations could increase our costs and impact our future operating results.

The European Union (“EU”) has finalized the Waste Electrical and Electronic Equipment Directive, or WEEE. This directive requires that producers of electrical goods be financially responsible for specified collection, recycling, treatment and disposal of covered products. The original implementation date proposed by the WEEE Directive for enactment of national legislation by EU member states was August 2004. Producers are to be financially responsible under the WEEE Directive beginning in August 2005. Producer obligations also include specified collection, recycling, treatment and disposal of equipment that had been placed in the EU marketplace prior to August 2005, and has reached its end of life. To date, specific legal requirements have not been finalized by many member states, with certain member states delaying implementation beyond August 2005. Until sufficient national legislations are available for interpretation, it is not possible to accurately determine the financial impact of complying with the WEEE Directive.

Similar environmental legislation may be enacted in other geographies, including federal and state legislation in the United States, the cumulative impact of which could be significant. It is our policy to apply strict standards for environmental protection to sites inside and outside the EU and the United States, even if we are not subject to regulations imposed by local governments. There is no assurance that such existing laws or future laws will not have a material adverse effect on us.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and types of products we sell and we will endeavor to further expand our product portfolio. This expansion places a significant strain on our management, operations and engineering resources. The areas that are strained most by our growth include the following:

•	New Product Launch. Coordinating our product development, manufacturing, and distribution is increasingly complex. As this complexity increases, it places a strain on our ability to accurately coordinate the launch of our products with adequate supply to meet anticipated customer demand and effective marketing to stimulate demand and market acceptance. If we are unable to continue to scale and improve our product launch coordination, we could incur incremental costs to expedite delivery, frustrate our customers and lose retail shelf space and product sales.

•	Forecasting, Planning and Supply Chain Logistics. Forecasting customer demand and planning for production, and transportation and logistics management is also increasingly complex. If we are unable to continue to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory.

To manage the growth of our operations, we will need to continue to improve our transaction processing, operational and financial systems, and procedures and controls to effectively manage the increased complexity. If we are unable to scale and improve them, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales and increased inventory. These difficulties could harm or limit our ability to expand.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, and continual performance enhancements and rapid adoption of technological and product advancements by competitors in our retail market. We continue to encounter aggressive price competition from our primary competitors and from less-established brands, and may choose to adjust prices to improve our competitive position.

We expect continued pressure in our retail business, particularly in the terms and conditions that our competitors offer customers, which may be more favorable than our terms. Future market conditions, product transitions, and initiatives by our competitors may require us to take actions to increase our customer incentive programs and could impact our revenues and operating margins.

Corded and Cordless.  Microsoft is our main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, trackballs, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We continue to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Microsoft, which will continue to impact our revenues and margins. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share.

Microsoft is a leading producer of operating systems and applications with which our mice and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its mice and keyboards to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Video.  Our main competitor in the U.S. for PC web cameras is Creative Labs, offering a complete line of PC web cameras. In Europe, our main competitors are Creative Labs and Philips. We continue to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Creative Labs, which will continue to impact our revenues and margins. We are also experiencing ongoing competition from less-established providers of PC web cameras that are seeking shelf space and increased market share through price competition.

Gaming.  Competitors for our interactive entertainment products include Guillemot, Mad Catz, Pelican Accessories and Saitek Industries. Our cordless controllers for PlayStation®2 also compete against corded controllers offered by Sony. Sony has substantially greater financial, technical, sales, marketing and other resources than we do. In addition, our cordless controllers for Microsoft Xbox™ are competing against Microsoft’s sales of their corded controllers. Logitech’s advantage relative to offerings by Sony or Microsoft is that our controllers are cordless, whereas neither of the companies currently have an equivalent cordless offering on the market.

Audio.  Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the PC and console headset, telephony and microphone business, competitors include Altec Lansing and Plantronics. In addition, with our entry into the mobile phone headset business, we are competing against mobile phone and accessory companies such as Jabra Corporation (a company of the GN Netcom Group), Motorola, Nokia, Plantronics and Sony-Ericsson, some of whom have substantially greater resources than we have and each of whom has an established market position in this business. These markets are intensely competitive and market leadership changes as a result of new products, designs and pricing.

Advanced Remote Controls.  With our acquisition of Intrigue Technologies in May 2004, we have expanded our product portfolio to include a new line of personal peripheral devices for home entertainment systems. The market for advanced remote controls is highly competitive with many companies offering universal remote controls at price points similar to or lower than those of our Harmony remote offering. These companies include among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition, our business could be harmed. If we do not otherwise compete effectively, demand for our products could decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

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

The loss of one or more of our distributors, major retailers or OEM customers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high-volume customers, we maintain individually significant receivable balances with these customers. As of March 31, 2005, three customers represented 14%, 12% and 11% of total accounts receivable. During fiscal year 2005, one customer accounted for 14% of net sales and another customer accounted for 10% of net sales. We generally do not require any collateral from our customers. However, we seek to control our credit risk through ongoing credit evaluations of our customers’ financial condition and by purchasing credit insurance on certain U.S. and European retail accounts receivable balances. If any of our major customers were to default in the payment of their receivables owed to us, our business, financial condition, operating results and cash flows could be adversely affected.

Our principal manufacturing operations are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations are located in Suzhou, China. We are currently expanding our Suzhou manufacturing operations with the construction of a new factory that is scheduled to be completed in the summer of 2005. These operations could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. Since last year, China has been under international pressure to revalue its currency, which certain of its trading partners assert is undervalued. Speculation that the Chinese government will concede to international pressure and revalue its currency in the near future has persisted this year. Should the Chinese government allow a significant RMB appreciation, our component and other raw material costs could increase and could adversely affect our financial results and cash flows.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new products and technologies. The products that we sell may contain defects in design and manufacture. Defects may also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and fix all defects in the hardware and software Logitech sells. Failure to do so could result in product recalls, lost revenue, loss of reputation, and significant warranty and other expense to remedy.

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

Lead times for materials and components ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors and base metals used in our products. While we are trying to manage our component levels through the purchase of buffer stock, there is no guarantee that we will be able to maintain the inventory levels sufficient to meet our product demand. Currently, the shortages have not significantly impacted our product cost. In addition, we may be at risk for these components if our customers reject or cancel orders unexpectedly or with inadequate notice. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could harm our business, financial condition and operating results.

At various times, we have experienced fluctuations in component prices due to supply, demand and price trends of certain markets. In particular, prices for petroleum-based materials have increased in recent periods. We have generally been able to minimize the impact of such price increases by managing inventory levels, increasing production efficiencies and negotiating competitive prices with our suppliers. While we will continue to implement such actions, price fluctuations could have an impact on the cost of our products during a particular period and could impact our gross margins.

We purchase certain products and key components from single or limited sources. In particular, a significant portion of our cordless keyboards is single-sourced. If the supply of these products or key components were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers and transport our products.

From time to time, we change third-party logistics providers such as warehouse managers and freight forwarders. We are expanding our Western Europe distribution capabilities to include a second third-party distribution center in the Netherlands, and we continue to ramp up our Eastern Europe distribution center located in Hungary. If we do not successfully establish our expanded Western Europe distribution center, and if we do not otherwise successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand, and we could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins and we could experience delays in bringing our products to market and lose product sales or accumulate excess inventory.

We are currently expanding our Suzhou manufacturing operations with the construction of a new factory to provide for additional production capacity to meet future demand. We expect construction of the new site to be completed and operations to commence in the summer of 2005. If construction and transition of manufacturing to the new factory were to be significantly delayed, we may not have sufficient manufacturing capacity to meet customer demand, and as a result we could lose sales.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill all our orders from our customers in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in value-added tax or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

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

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties have copied and may in the future attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

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

Pending and future lawsuits could adversely impact us.

We are currently involved in a pending lawsuit relating to patent infringement and in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. We believe these lawsuits are without merit and intend to defend against them vigorously. However, there can be no assurance that the defense of any of these actions will be successful.

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

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carry forwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. If our effective tax rate increases in future periods, our operating results could be adversely affected.

We are exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Further, Section 404 requires the company’s independent public accountants to attest to and report on management’s evaluation of those controls. As a foreign private issuer, we are not required to comply with the requirements of Section 404 until our fiscal year ending March 31, 2007. We are currently in the process of documenting and testing our internal controls over financial reporting to comply with the requirements of Section 404. As a result, we are committing substantial time and resources to evaluate and assess the effectiveness of our internal controls. During this process, we may identify deficiencies in our system of internal controls over financial reporting that may require remediation. Our evaluation and testing is ongoing, and there can be no assurance that we will not identify significant deficiencies or material weaknesses that would require remediation.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

Logitech International S.A. was incorporated under the laws of Switzerland in 1981. In 1988, the Company listed its shares in an initial public offering in Switzerland. In March 1997, the Company sold 4,000,000 registered shares from treasury in a U.S. initial public offering in the form of 4,000,000 American Depositary Shares (ADSs), which were listed on the Nasdaq National Market. The address of the Company’s registered office is CH-1143 Apples, Switzerland; and the telephone number there is 41-(0)21-800-53-54. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Important Events

During the past few years, Logitech has significantly broadened its product offerings and the markets in which it sells them. During the same period, the Company’s sales have grown significantly. Most of this growth has been organic, a result of the Company’s own product and marketing development activities. However, its business has also grown as a result of a limited number of acquisitions that have expanded the Company’s business into new product categories.

Connectix – Web Cameras.  In September 1998, the Company acquired the QuickCam® PC web camera business of Connectix Corporation for $26.2 million in cash, including closing and other transaction costs. The acquisition was part of the Company’s strategy to pursue new areas of growth and to enter the PC web camera market. The Connectix business has been integrated into the Company’s video division. The acquisition allowed the Company to take advantage of new technologies in digital imaging and the growth of the market for PC web cameras. With the success of its line of PC web cameras, the Company has emerged as a market leader in this product category.

Labtec – Audio.  In March 2001, Logitech acquired Labtec Inc., a publicly traded provider of PC speakers, headsets and microphones based in Vancouver, Washington, for $73 million in cash and stock, and $3.3 million in closing and transaction costs. The acquisition strengthened Logitech’s market presence in the audio interface space and furthered its strategy to move the Company beyond the PC platform and into markets such as mobile telephony. The Company integrated the Labtec business, and has expanded the Labtec brand to encompass additional product categories such as mice and web cameras.

Intrigue – Advanced Remote Controls.  In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls, based in Mississauga, Canada. Under the terms of the purchase agreement, Logitech acquired all the outstanding shares of Intrigue for $29 million in cash, and $1.6 million in closing and transaction costs. The agreement also provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of remote control revenue targets. The acquisition was part of the Company’s strategy to pursue new opportunities in the living room environment, positioning Logitech at the convergence of consumer electronics and personal computing in the digital living room. The Company has integrated Intrigue’s business into its existing operations.

Principal Capital Expenditures

Logitech’s capital expenditures for property, plant and equipment for fiscal years 2005, 2004 and 2003 were $40.5 million, $24.7 million and $28.7 million. Principal areas of investment during those years related to normal expenditures for tooling costs, machinery and equipment and computer equipment and software. Also, during fiscal year 2005, capital expenditures included investments for information systems upgrades and for construction of a new factory in Suzhou, China. The Company’s capital requirements are primarily financed through cash flow from operations.

The Company’s principal manufacturing operations are located in Suzhou, China and it is currently expanding its operations in the region with the construction of a new factory. The new facility will initially have 30% greater capacity than the Company’s existing factory as well as the potential to double beyond that. The Company expects construction of the new site to be completed and operations to commence in the summer of 2005.

Principal Equity Investments

As of March 31, 2005, Logitech had equity investments in various technology companies totaling $16.8 million. During fiscal years 2005, 2004 and 2003, the Company made investments of $.7 million, $15.2 million, and $.4 million. During fiscal years 2004 and 2003, the Company sold or impaired investments amounting to $.5 million and $2.3 million. The Company did not sell or impair any of its investments in fiscal year 2005. The Company accounts for its investments using the cost method.

In July 2003, the Company made a $15.1 million cash investment in the Anoto Group AB (“Anoto”), which represents approximately 10% of Anoto’s outstanding shares. In connection with this investment, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish high technology company from which Logitech licenses digital pen technology. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement requires Logitech to pay non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology.

In prior years and most recently in May 2004, Logitech made cash investments in A4Vision, Inc. (“A4Vision”) totaling $1.2 million, which represents approximately 4% of A4Vision’s outstanding shares. In connection with this investment, a Logitech executive was appointed to the A4Vision board of directors. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software.

B.    Business Overview

Company Overview

Logitech is a leader in the design, manufacture and marketing of personal peripherals for PCs and other digital platforms. The Company’s products include webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers, headsets and headphones for the PC and for gaming consoles; headsets for mobile phones; headsets, headphones and speakers for mobile entertainment platforms; advanced remote controls; digital writing solutions; and 3D control devices.

The Company’s products provide user-centric solutions intended to be easy to install and easy to use. Many of the products include integrated software for seamless compatibility and added functionality. Logitech’s personal peripheral products are often the most frequent point of physical interaction between people and the digital world. As such, they are a significant factor in determining the man/machine interface and in increasing its richness. These products allow users to personalize and enrich their digital environment, and to easily operate in a variety of applications. The Company is committed to offering products that bring together the tools that business people, consumers, and computer and console gamers need to make their experience more effective, comfortable, and enjoyable. The Company’s products are sold through a variety of channels, including consumer electronics retailers; mass merchandisers; specialty electronics; computer and telecom stores; value-added resellers; online merchants and OEMs.

The Company’s retail products target and appeal directly to consumers and businesses as they purchase add-on devices for their PC, gaming console, mobile phone, mobile entertainment device, or home entertainment center. Logitech’s products are purchased as add-ons for enabling applications that require dedicated devices, including webcams, PC headsets, steering wheels and joysticks for PC and console games, and media-control devices. The products are also purchased to replace the basic peripherals that originally came with the PC, game console or media player with devices that offer increased comfort, flexibility and functionality. Logitech’s OEM products are a frequent choice among PC manufacturers, who need high-quality, affordable, and functional personal peripherals in high volumes.

Over the past 20 years, Logitech has established itself as a leading designer, manufacturer and marketer of PC control devices. Building on this leadership position, the Company has capitalized on the growth in personal computing and the advent and growth of the Internet by significantly expanding its product offerings to include a wide range of personal peripherals for the PC. Logitech is a worldwide leader in radio-based cordless input devices, offering a comprehensive selection of cordless keyboards, mice and gaming controllers. The Company also has become a leader in the PC video camera market. In addition, Logitech has emerged as a leading provider of multimedia speaker systems and PC voice access products. Further, the Company is a pioneer in the area of digital writing, working with industry partners on solutions based on a Logitech digital pen that captures handwritten information in a digital form for easy transfer to the PC.

Through integrated hardware and software functionality, Logitech products are optimized for the Internet. The Company provides Internet webcams that enable “one-button” video instant messaging and video calling, and feature mobile video technology that allows users to send live video to mobile phones. The Company also offers keyboards and mice that are one click away from the Internet. These product offerings demonstrate Logitech’s commitment to ensuring a user-friendly and effective Internet experience.

Logitech also produces personal peripherals for platforms such as gaming consoles, mobile phones, mobile entertainment devices, and home-theater systems. The Company produces controllers for the popular gaming consoles, and supports features for specific games. For example, the Company’s line of steering wheels supports popular driving games, including Gran Turismo™ and Formula One™. Logitech’s product offerings also include webcams, speakers and headsets for gaming consoles. For mobile phones, Logitech offers comfortable headsets, including cordless headsets for phones that use Bluetooth® wireless technology. For mobile entertainment platforms, Logitech offers headphones, speakers and other premium add-ons. For home-theater systems, Logitech offers a line of advanced remote controls with Smart State Technology™, that are designed to provide simple, intuitive control of even the most elaborate entertainment system.

Competitive Strengths

The Company believes its key competitive strengths include:

Substantial Technical Expertise

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

Logitech believes its future lies not only in its strong internal technical resources, but also in partnering with other industry leaders with complementary technologies that promise to make the interface more productive, natural and enjoyable. For example, this partnering has resulted in devices that provide enhanced realism by incorporating force feedback or optical sensing, and it has resulted in digital writing technologies.

Product Definition, Technology and Industrial Design Excellence

Logitech understands the balance between features and complexity, functionality and style, price and performance. The Company believes its ability to produce world-class, user-centric industrial designs, coupled with innovative technologies that deliver true benefit to the consumer, sets it apart from competitors. Logitech has repeatedly received awards for design and innovation. During 2004, the Company’s product designs received the following awards: “red dot,” Industrial Design Excellence Awards (IDEA), iF Industrie Forum Design awards, Good Design Awards, ID Magazine Awards, and a CES Innovations Design and Engineering Award. Logitech’s advanced technology, evidenced by products such as the MX™1000 Laser Cordless Mouse, V500 Cordless Notebook Mouse, diNovo™ Media™ Desktop, Harmony® 676, the QuickCam® Orbit™ and QuickCam® Sphere, the Z-5500 Digital Speakers, and others, garnered numerous top billings, Editors Choice, Product of the Year, Best of What’s New, and more, in a variety of publications such as Popular Science, PC World, PC Magazine, Computer Gaming World, Maximum PC, and in many other media outlets worldwide.

Technological Innovation

Logitech has long been at the forefront of technological innovation, with a list of more than 65 industry “firsts” to its name and a patent portfolio of more than 100 patents.

The Company has continually embraced new connectivity technologies and standards. The Company led in optical sensing technology with the opto-mechanical mouse in 1982. The Company was also among the first to market a digital still camera in 1991. Logitech demonstrated the first working USB prototype at the Fall Comdex in 1995. In 2001, Logitech introduced the first cordless optical mouse. With the Cordless Presenter™, the Company introduced its first Bluetooth personal peripheral and in 2004, with the MX™1000, the first laser mouse. Also in 2004, Logitech extended the use of its proprietary 2.4 GHz technology to its mice products, further reducing power consumption and size, and enhancing the range of operation. Logitech continues to monitor the connectivity environment, in order to optimize the user experience when interfacing with digital information.

Retail Brand

The Company believes the Logitech brand name and industrial designs are recognized worldwide as symbols of product quality, innovation, ease of use and price performance. The Company enjoys a strong and growing brand presence in more than 100 countries. During fiscal year 2005, the Company sold 58 million Logitech-branded products. The Company believes that in the consumer market, brand identity and brand awareness are important components of the purchase decision, and that as competition intensifies, the ability to secure shelf space will increasingly become a competitive advantage. Logitech’s brand has enabled the Company to build an extensive retail distribution network and to obtain this critical shelf space. The strength of this brand is apparent in the OEM channel as well, where systems manufacturers and integrators, as well as game publishers, and other partners are choosing to bundle Logitech-branded products with their offerings.

Volume Manufacturing Capability Resulting from Strong OEM Relationships

The Company believes its manufacturing capabilities are a significant competitive advantage. Over the past ten years the Company has built a significant manufacturing presence in Asia, where its ISO 9000-certified manufacturing facilities are currently producing more than 60 million units per year. As a result, Logitech has been able to maintain strong quality process controls and has realized significant cost efficiencies. Further, the

Company is currently expanding its Suzhou operations with the construction of a new factory to provide for additional production capacity. The new facility will initially have 30% greater capacity than the Company’s existing factory as well as the potential to double beyond that. The Company’s manufacturing expertise extends beyond production to include logistical support, just-in-time supply and process engineering.

Logitech’s manufacturing capability and expertise have allowed the Company to continue its long-established relationships with large OEM customers. The Company currently sells to the majority of the world’s largest PC manufacturers, as well as to most of the next layer of systems manufacturers and integrators. Because Logitech’s engineering and design staffs work collaboratively with OEM customers on the specifications for future products, the Company believes its OEM relationships provide it with valuable insight into the future of the computer marketplace and technology trends. Further, Logitech plans to extend its OEM presence both with its traditional customer base, and with new classes of customers including console platform manufacturers, game publishers and mobile technology vendors.

The combination of a strong retail brand and a high-volume manufacturing operation linked to its OEM relationship, provides Logitech with a competitive advantage that the Company believes is unparalleled by its competitors.

Global Presence

Logitech is a global company capable of drawing upon the strengths of its global resources, global distribution system and geographical revenue mix. With manufacturing facilities in Asia, engineering teams in North America, Europe and Asia, major distribution centers in North America, Europe and Asia, as well as with sales and marketing offices in major cities worldwide, the Company has access to leading technology, markets, personnel and ideas from around the world.

Strength on the Desktop

As it broadens its product portfolio beyond the PC platform, Logitech has also continued to expand its presence on the PC desktop, with its product portfolio encompassing a broader range of personal peripherals that people use everyday as they work, communicate and play at their PC. The Company’s personal peripherals bring together on the desktop a broad variety of products that individuals – business people, home users, gamers and others – need to make their time on the Internet and time at the computer more productive, comfortable and enjoyable. As a result, the Company is positioned to offer “one-stop shopping” for peripherals that have been designed to work seamlessly together.

Logitech aggressively pursues several important aspects of today’s personal computing, including the freedom and flexibility of cordless solutions, easy Internet-based visual communication, integration of personal digital assistants and mobile phones with the PC, and other innovative technologies.

Industry Overview

Increasingly affordable prices and wider availability of business, consumer, education, and communication applications have created a very large installed base of personal computers. Logitech believes that the market penetration of PCs and other information access devices, already high in developed countries, is likely to increase worldwide.

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

Today’s PCs have evolved from productivity tools for word processing into affordable multimedia appliances or “digital hubs” capable of creating and manipulating vast amounts of graphics, sound and video. The interface devices sold with most new PCs can be quite limited in the functionality they provide. This is especially true where the need to offer new personal computers at low prices dictates basic, no-frills peripherals such as a basic mouse and an alphanumeric keyboard. Logitech believes the expanded capabilities of PCs, and the large installed base, present a significant opportunity for companies that provide innovative personal peripheral products for the computer, as basic input devices alone do not fully enable many of the newest applications.

Therefore, on one hand, PC manufacturers continue to require large volumes of simple personal peripherals. On the other hand, the after-market (that is, the market for peripheral upgrades and add-ons sold separately from the basic PC) grows as consumers demand more function-rich personal peripheral tools, and as the PC plays an increasing role in the new digital lifestyle.

In addition, Logitech believes that trends established in the consumer technology market, such as brand identity, affordability, ease of installation and use, as well as visual appeal, have become important aspects of a purchase decision when buying a PC and personal peripherals.

Logitech believes similar industry dynamics and personal peripheral device opportunities exist for non-PC platforms, such as video game consoles, mobile phones, mobile entertainment devices and home entertainment systems. As these additional platforms deliver added functionality, increased processing power and growing communications capabilities, Logitech expects demand to increase for add-on, complementary devices, connected to these platforms. The product expertise Logitech has developed around the PC platform extends to these other platforms as well and provides further opportunity for growth and leverage.

Business Strategy

Logitech’s objective is to strengthen its leadership in the growing market for personal peripherals, linking people to the digital world wherever and whenever they need to access digital information to communicate, learn and play. The Company has historically served the installed base of PCs by offering innovative personal peripherals to address the needs of the desktop. While PCs are being used more and more as the digital hub to access information and communicate, other platforms such as game consoles, mobile phones, mobile entertainment devices and home entertainment systems are also becoming a rich resource for people to access information, communicate, listen to music and enjoy an expanding offering of interactive games.

To achieve the Company’s objective, the key elements of Logitech’s strategy consist of the following:

Technological Innovation

To capitalize on market opportunities for personal peripherals, Logitech recognizes that continued investment in product research and development is critical to facilitating innovation of new and improved products and technologies. Beyond updating its existing line of personal peripherals, the Company will continue to lead the development of new technologies and to create product innovations like its flagship MX™1000 Laser Cordless Mouse. Logitech is committed to meeting customer needs for personal peripheral devices and believes that innovation and product quality are important elements to gaining market acceptance and strengthening its market leadership.

Manufacturing

To effectively respond to rapidly changing demand and to leverage economies of scale, the Company will continue to target a 50/50 mix of in-house manufacturing and third-party contract manufacturers to supply its products. Through its high-volume ISO 9000-certified manufacturing operations located in Suzhou, China, Logitech believes it has been able to maintain strong quality process controls and has realized significant cost efficiencies. The expansion of its Suzhou operations, which is scheduled to be completed in the summer of 2005, will provide for increased production capacity and greater flexibility in managing product demand. Further, by outsourcing the manufacturing of certain products, the Company aims to reduce the volatility in production volumes and to reduce time to market.

Information Technology

Logitech is making investments to upgrade its business applications and information technology systems. Logitech’s investments in information technology are focused on positioning the Company for future growth by improving its operational and financial processes to realize cost structure improvements and to effectively manage the increased complexity of its business through standardization and integration of its IT environments.

Geographic Expansion

Logitech believes that the market penetration for its products is particularly low in developing markets such as Latin America, Eastern Europe and China. The Company is committing substantial resources to capitalize on the growth opportunities in these regions, including securing new channel partners, strengthening relationships with existing partners, expanding its sales force and investing in product and marketing initiatives.

Product Strategy

To capitalize on the many opportunities in the growing digital marketplace, Logitech’s product strategy focuses on personal peripherals surrounding three digital environments:

•	The Office Environment – Desktops

•	The Living Room Environment – Game Consoles and Home Entertainment Systems

•	The Mobile Environment – Notebook Computers, Mobile Phones, Mobile Entertainment Platforms, and Digital Writing

The Office Environment

Logitech has successfully broadened its desktop presence by introducing new, more innovative, high-performance pointing devices that have gained market acceptance. In addition, Logitech has expanded beyond its traditional role as a provider of pointing devices for the desktop into a leading brand for video imaging products, keyboards, PC audio products and control devices for 3D CAD/CAM users. The Company has the ability to introduce an even greater number of essential personal peripherals that people touch and use every day.

The Living Room Environment

Logitech offers a broad spectrum of products for gaming consoles and PCs, including driving wheels, cordless gamepads, speakers, audio headsets, keyboards, mice and cameras. With its expertise in force and vibration feedback, cordless connectivity, voice input and video input, Logitech is enabling a broad range of new gaming experiences for all three of the top console platforms (Playstation®2, Xbox™® and GameCube™). With many of its products, Logitech can efficiently leverage its investments for one platform – desktop PC – into other platforms – game consoles.

The Company has expanded its product portfolio to include a new line of advanced remote controls for home entertainment. This is part of the Company’s strategy to pursue new opportunities in the living room environment, positioning Logitech at the convergence of consumer electronics and personal computing in the digital living room. The Company’s line of advanced remote controls, with Smart State Technology™, provides simple, intuitive control of even the most elaborate entertainment system.

The Mobile Environment

As digital information and communication are evolving into the mobile environment, the opportunity exists for Logitech to support a broader set of platforms. Logitech believes that the growing number of users of mobile phones, notebook computers and mobile entertainment platforms, such as portable digital music players and gaming devices, will bring additional demand for complementary personal peripherals. Additionally, new technology provides the ability to digitally capture handwritten notes and messages, and thus creates further opportunities in the mobile environment. Wherever and whenever people want to access, create or consume digital information, the need exists for devices that allow users to conveniently access the digital world in an intuitive and personal way. Logitech plans to support this need in mobile environments, as it does in the office and in the home environment.

Products

Logitech operates in a single industry segment encompassing the design, development, production, marketing and support of personal peripheral products. Most of the Company’s products share certain characteristics such as common customers, common sales channels or common company infrastructure requirements.

Logitech’s personal peripheral products include input and pointing devices such as corded and cordless mice, trackballs, and keyboards; interactive gaming devices such as joysticks, gamepads and steering wheels; multimedia speakers; headsets; web cameras; and advanced remote controls. The Company’s product families are summarized below.

Cordless and Corded

Mice

Logitech offers many varieties of mice, sold through OEM, system builder and retail channels. Most cordless pointing devices from Logitech use the Company’s proprietary 27 MHz digital radio technology to transmit data to the host computer. Optical LED technology has substantially replaced the ball with a tracking system that works via light, using a light beam to illuminate surfaces on which the mouse is traveling.

The Company’s introduction of its flagship Logitech® MX™1000 Laser Cordless Mouse in 2004 marked an important milestone: the first laser-based optical system. The nearly singular wavelength of laser light is capable of revealing much greater surface detail than LED technology. The laser mouse has 20 times more sensitivity to surface detail than LED optical mice, allowing the laser to reliably track even on tricky polished or wood-grain surfaces. Combining laser with Logitech’s powerful MX processing engine and Fast RF™ wireless technology, the Logitech MX1000 Laser Cordless Mouse sets a new performance benchmark for responsiveness and accuracy. The MX1000 mouse also incorporates lithium ion rechargeable batteries, tilt wheel plus zoom and eight programmable buttons.

The Company recently introduced the MX™518 Gaming-Grade Optical Mouse, targeted at the PC gaming market. The MX518 delivers an ultra-high resolution of 1600 dpi, and includes controls so that gamers can shift resolution, mid-game, to as low as 400 dpi and as high as 1600 dpi. It also features a widened 16-bit data path that allows the mouse to transmit 8,000 bits of information per second.

In fall 2004, Logitech introduced the V500 Cordless Notebook Mouse, which incorporates a touch-sensitive, solid-state scrolling panel, an expandable chassis, and storable 2.4 GHz micro receiver. This product is designed for the mobile professional and the growing PC notebook segment. For the digital media enthusiast, the Company launched the MediaPlay™ Cordless Mouse that functions both as a remote and a mouse.

All of Logitech’s premium retail mice are bundled with Logitech® SetPoint® software, enabling users to program mouse buttons for specific tasks. New models introduced this year feature the Company’s tilt wheel plus zoom capability, which allows users to scroll in three dimension. Some of the new mice also include a mini-receiver that makes it easier for consumers to install and use their cordless mouse. The Company introduced its first Bluetooth® product in 2002 – the Logitech Cordless Presenter™, designed for electronic presentations. In 2003, Logitech introduced the MX™900 Mouse, which is a Bluetooth version of the MX700. The Company also sells both corded and cordless mice that are designed specifically for OEM customers.

Trackballs

Logitech produces several trackballs for the retail channel. All corded and cordless models use the Company’s patented Marble® optical sensing technology, which enables reliable, accurate operation without the need to regularly clean the device to prevent buildup of dust or grease. The Cordless Optical TrackMan® trackball features a “cruise control” scrolling feature as well as several programmable buttons to enhance usability.

Keyboards and Desktops

Logitech offers a variety of corded and cordless keyboards, from the award-winning top-of-the-line diNovo™ Media Desktop™ to the basic Access™ Keyboard.

The diNovo Media Desktop has significantly enhanced the computing experience with sleek, ultra-flat styling, a separate MediaPad™, a rechargeable mouse, and a Bluetooth hub that seamlessly integrates other Bluetooth devices.

The latest LX line of keyboards features a low-profile Zero-Degree Tilt™ design that brings a new level of comfort and convenience, while the Access™ Keyboard represents an affordable, attractive option for those looking for a basic keyboard.

The Company also introduced the MX™3100 Cordless Desktop featuring the award-winning MX1000 Laser Cordless Mouse. Logitech believes that the Logitech Cordless Desktop MX3100 sets a new performance benchmark for ergonomy, comfort, responsiveness and accuracy.

All premium keyboards offer Logitech’s innovative SetPoint™ software, which enables one-touch access to a variety of common tasks, including launching music software, accessing the Internet, and starting a chat with your favorite Instant Messenger software. The diNovo Media Desktop, Cordless Desktop® LX700, and Cordless Desktop® LX500 also ship with Logitech MediaLife™ software, which includes a full-screen media interface that makes accessing digital music, photos, and videos easy from a distance.

Video

Web Cameras

Logitech’s QuickCam® family of PC webcams features easy installation and powerful software for enhanced visual communication over the Internet. QuickCam cameras can be used to send images or video clips through email or to complement Instant Messenger applications with real-time video. Logitech’s QuickCam Orbit™ features mechanical pan and tilt, as well as automatic face-tracking. The Logitech QuickCam Orbit, QuickCam Pro™, QuickCam Zoom™, QuickCam Communicate™ and Quick Cam Messenger™ lines include built-in microphones and face-tracking software to enhance the Internet video experience. Logitech also recently introduced a video camera for business solutions, which combines a webcam and a wireless headset. This product is sold by solution providers to business and enterprise customers.

Audio

Multimedia Speakers

The Company’s multimedia speakers are designed for three different user groups:

•	Basic PC Users desiring enhanced audio for common computing applications such as Internet browsing, email, instant messaging and playing music;

•	Audio Enthusiasts wanting full fidelity reproduction of music from their CDs, digital MP3 files, and other sources; across multiple stationary and portable platforms such as desktop and notebook PCs, portable music players and a variety of residential and mobile entertainment systems; and

•	Gamers/Desktop Theater Users desiring the most involved surround sound experience.

The Company offers a range of models from its flagship 5.1-channel multi-platform, 505-watt Logitech® Z-5500 Digital speakers (which work with PCs, game consoles, televisions and DVD players), featuring THX approval, to high-volume, entry-level 2-piece speaker systems. The flagship models consistently garner multiple best-in-class awards, affirming the Logitech brand in the speaker market.

PC and Game Console Headsets and Microphones

Logitech offers a complete line of voice access headsets and microphones. This line is designed to provide high-quality performance from many PC and game console applications, including voice-over-Internet communication, speech recognition, and video game voice command. Logitech is one of the world’s largest producers of USB headsets for PCs and game consoles.

Mobile Phone Headsets

Logitech’s family of innovative corded and cordless mobile phone headsets addresses the active lifestyle of users. In this area, the Company continues to develop innovative technologies such as WindStop™, which enables clear conversations on a headset even in adverse conditions by reducing the disruptive effects of wind noise. Logitech also incorporates advanced technologies, such as Bluetooth, as well as thoughtful industrial design to produce a superior user experience.

Gaming

PC Game Controllers

Logitech offers a full range of controllers for PC gamers. The products address key game genres: joysticks for flying, steering wheels for driving, and gamepads for sports, action, and adventure games. Though the products are very different in nature due to their different target applications, they are united by Logitech’s attention to quality and excellence of design. They also share some core Logitech technologies, such as cordlessness, force feedback, and optical sensing. Logitech consistently breaks new ground in PC game controllers with award-winning products such as the Logitech® MOMO® Racing force feedback steering wheel and the Logitech® Freedom™ 2.4 cordless joystick.

Console Game Controllers and Accessories

Since entering the console market in 2001, Logitech has consistently broadened its line with popular products in strategic segments. Logitech is now offering products for all three of the top platforms (PlayStation®2, Xbox®™, and GameCube™) and is working closely with those platform providers and game developers throughout the world to develop new applications and technologies for this market. With its expertise in force and vibration feedback, cordlessness, voice input, and video input, Logitech is enabling a broad range of new gaming experiences. Logitech provides retail hardware, such as the Logitech Driving Force™ Pro wheel and Logitech Cordless Controllers. To enable this hardware and promote high-quality support within games, Logitech also provides advanced software drivers and tools to game developers.

Other

Advanced Remote Controls

Logitech has expanded its presence in the digital living room with a new line of advanced universal remote controls for home entertainment systems. The Company’s current line of advanced remote controls with Smart State Technology® provides simple, intuitive control of even the most elaborate entertainment system. The Company’s Smart State database of electronic equipment supports infrared-controlled entertainment devices made by any manufacturer, and even other devices such as PCs and home-lighting controls. These advanced remote controls also have interactive media capabilities, allowing users to select TV shows, movies or music titles from the interactive display. The latest addition to this product line is the Harmony 880, which is optimized for people buying newer entertainment equipment such as HDTVs and DVRs. Featuring a large color LCD display, rechargeable lithium-ion batteries and charging base, this new remote is designed to simplify the complexities of new home entertainment systems.

3D Motion Controllers

The Company’s subsidiary, 3Dconnexion, offers 3D input devices for the growing field of 3D motion control, used in the CAD (Computer Aided Design), EDA (Electronic Design Automation), GIS (Geographic Information Systems) and DCC (Digital Content Creation) markets. More than 300,000 professionals use 3Dconnexion motion controllers, including its SpaceBall®, SpaceMouse®, CadMan®, and SpaceTraveler™. All 3Dconnexion motion controllers leverage the productivity benefits and comfort of working with two hands – one hand on the mouse to select, modify or annotate, and the other hand on the motion controller to navigate.

Digital Writing

The Logitech io™ and io2 Digital Pens establish a new category of input devices by bridging handwritten information and the digital world. The latest Logitech io2 pen, based on the Anoto digital pen and paper functionality, lets people easily store, organize, and retrieve their handwritten information by simply writing with ink on paper. The pen is used with special Anoto grid paper. An optical sensor embedded in the pen captures the handwritten images, storing up to 40 pages in memory. This captured digital information can then be transferred into the PC by synching the pen via a USB cradle. The Logitech io2 Digital Writing system is marketed through Logitech’s retail channel. The Logitech io2 pen is also sold to companies who are enabling next-generation forms processing solutions in areas such as healthcare, manufacturing and logistics.

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

Motion Sensing

The Company’s sensors transform analog motion and images into electronic signals. Logitech, with the patented Marble® technology, was the first company to introduce optical sensing in pointing devices. The most recent optical motion sensors have been developed in partnership with technology suppliers, such as Agilent, allowing Logitech to improve the optical sensing quality, lower the cost, and increase the reliability of its optical mouse products. Similarly, Logitech’s digital cameras use optical sensors to detect colors, shapes and other image attributes, and to convert these attributes into electronic signals.

Signal Processing Algorithms

Logitech engineers employ sophisticated signal processing algorithms across many product lines to compute spatial displacements, enhance color image quality and compress or format data for transmission. For example, in the Company’s Internet web cameras, signal-processing algorithms are used for color extraction, image enhancement and data compression.

Power Management

The Company’s products use advanced power management, including techniques to reduce power consumption when needed. Cables connected to separate power supplies are inconvenient in the case of products such as corded pointing devices, and impossible in the case of cordless devices. Consequently, the Company believes low power consumption is an essential product attribute for the consumer marketplace.

RF Technologies and Cordless Product Design

Logitech is a leader in the development of low-power radio frequency (RF) technology for use over short distances. The Company is focusing its current cordless development efforts primarily in three RF technology areas: Fast RF cordless technology, proprietary and non-proprietary 2.4 GHz-based cordless technologies and Bluetooth® wireless technology, a communications standard with a broad range of applications. Fast RF cordless technology is designed to provide excellent performance for everyday computing applications with a very long battery life and mass market price points; it was first used in the Logitech MX™ series of mice. 2.4 GHz technology, designed by Logitech especially for game controllers, satisfies gamers who value high-speed performance. Logitech’s cordless gaming devices, on PC, PS2 and Xbox platforms have generated frequent industry and media accolades. In 2004, Logitech extended the use of its proprietary 2.4 GHz technology to its mice products, further reducing power consumption and size, and enhancing the range of operation. Logitech believes Bluetooth® wireless technology is an enabler of a much wider acceptance of cordless products in the marketplace. With the Cordless Presenter™, the Company introduced its first Bluetooth personal peripheral. Most recently, the Company refreshed its award-winning Bluetooth desktop, the diNovo™ Media Desktop™ and brought to market dedicated mobile Bluetooth mice to be bundled with laptop computers.

Force Feedback

Force feedback adds a real physical sensation to computer and console systems, enabling users to feel surfaces, bumps, vibrations, textures, inertia, liquids, springs, and many other physical phenomena. This licensed technology is primarily used in joysticks and steering wheels where game players can experience the actual physical sensation of being at the controls of a fighter jet or at the wheel of a racing car.

Software

The Company is focusing its software development efforts on enabling easier-to-use interactions, expanding gaming functionality and enabling real-time video communication with products and services such as video instant messaging and Logitech VideoCall for broadband. Also, the Company has developed software development kits, or SDKs, to enable support for a variety of peripherals on gaming consoles. These include

SDKs for force feedback joysticks and wheels, mice, keyboards, cameras and headsets. The SDKs are used in many of the top-selling console games and make it easy for users to leverage the latest features of Logitech’s gaming peripherals. The Company’s line of advanced universal remote controls is powered by Smart State Technology® software, that allows one touch control of any home entertainment system.

Database

Logitech’s acquisition, in 2004, of Intrigue Technologies, Inc. brought with it a large and growing database of information about consumer technology devices. Information contained in the Harmony Remote Database includes rich sets of characteristics for a large number of consumer devices, ranging from older devices to the latest offerings. This information used in conjunction with the Smart State Technology software gives users full control of their devices, even if they are not aware of the capabilities of their home entertainment devices.

Audio

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

Research and Development

Logitech believes that continued investment in product research and development is critical to its success. The Company believes that its international structure provides advantages and synergies to its overall product development efforts. Logitech’s product research and development activities are mainly carried out at engineering centers located in Romanel-sur-Morges, Switzerland; Hsinchu, Taiwan; Fremont, California; Vancouver, Washington; Mississauga, Canada; and Seefeld, Germany.

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

Logitech’s Mississauga, Canada engineering center designs and develops the Company’s web-connected advanced remote control products. In addition, Logitech’s Canadian engineering center develops and maintains Logitech’s on-line Smart State database of infrared codes and device characteristics used in programming the web-connected advanced remotes. All of these remotes are designed to use Logitech’s patented Smart State Technology™.

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

The Company’s research and development expenses for fiscal years 2005, 2004, and 2003 amounted to $73.9 million, $61.3 million and $56.2 million. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

Marketing, Sales and Distribution

The Company’s retail products are targeted at consumers and businesses, as add-on peripherals for their PC, gaming console, mobile phones, mobile entertainment device, or home entertainment center. Logitech’s OEM products are sold to PC manufacturers, who need high-quality, affordable, and functional personal peripherals in high volumes; and also to console platform manufacturers, game publishers and mobile-technology vendors.

The primary user markets for Logitech mice, trackballs and keyboards have traditionally been consumers, small office and home office, or SoHo users, and through its OEM customers, corporate buyers. The primary user market for Logitech entertainment devices, such as joysticks, gamepads, steering wheels and advanced remote controls, is consumers. The primary users for Logitech’s audio products are consumers, SoHo, and OEM customers. The Company’s user markets for its PC web cameras are SoHo users, corporate buyers and consumers. Logitech’s primary user markets are in North America, Europe and Asia Pacific. It also markets its products in Latin America, the Middle East and Africa.

Logitech builds awareness of its products and recognition of its brand through targeted advertising, public relations efforts, distinct packaging of its retail products, in-store promotions and merchandising, a worldwide Web site and other efforts. It also acquires knowledge of its users through customer feedback and market research, including focus groups, product registrations, user questionnaires, primary and multi-client surveys and other techniques. In addition, manufacturers of PCs and other products also receive customer feedback and perform user market research, which sometimes result in specific requests to the Company for specific products, features or enhancements.

Logitech sells through many distribution channels, including distributors, OEMs and regional and national retail chains, including online retailers. The Company supports these retail channels with distribution centers located in North America, Europe and Asia Pacific. These centers perform final configuration of products and product localization with local language manuals, packaging, software CDs and power plugs. In addition, Logitech’s distribution mix includes e-commerce in the U.S. as well as e-commerce capabilities in several European countries.

In retail channels, Logitech’s direct sales force sells to distributors and large retailers. Its distributor customers typically resell products to retailers, value-added resellers, and systems integrators with whom Logitech does not have a direct relationship. These distributors in the U.S. include Ingram Micro Inc. and Tech Data Corporation, and in Europe include Tech Data Corporation, Ingram Micro, Actebis and many strong national distributors such as Banque Magnetique in France, GEM in the United Kingdom and Also-ABC in Switzerland.

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

Logitech’s OEM products are sold to large OEM customers through a direct sales force, and the Company supports smaller OEM customers through distributors. The Company counts the majority of the world’s largest PC manufacturers among its customers.

Through its operating subsidiaries, the Company maintains sales offices or sales representatives in more than 30 countries and throughout the United States.

Principal Markets

The Company operates as one business segment, which is the design, development, production, marketing and support of personal peripherals.

Net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Year ended March 31,
	2005	2004	2003
Europe	$733,667	$592,067	$487,762
North America	532,611	473,065	435,612
Asia Pacific	216,348	203,338	176,914

Total net sales	$1,482,626	$1,268,470	$1,100,288

Customer Service and Technical Support

The Company maintains customer service and technical support operations in the United States, Canada, Europe, Asia and Australia. Customer service and technical personnel provide support services to retail purchasers of products through telephone, email, facsimile and the Logitech Web site. This site is designed to expedite overall response time while minimizing the resources required for effective customer support. In general, OEMs provide customer service and technical support for their products, including components purchased from suppliers such as Logitech. The Company provides a warranty on its branded products from one to five years.

Manufacturing

The Company’s manufacturing operations consist principally of final assembly and testing. Logitech’s high-volume manufacturing is located in Suzhou, China. The Suzhou facilities are designed to allow production growth as well as flexibility in responding to changing demands for the Company’s products. Logitech is currently expanding its Suzhou operations with the construction of a new factory to provide for additional production capacity to meet future demand. The new facility will initially have 30% greater capacity than the Company’s existing factory as well as the potential to double beyond that. The Company expects construction of the new site to be completed and operations to commence in the summer of 2005. The Company continues to focus on improving the efficiency at the Suzhou facilities, including the implementation of total quality management and total employee involvement programs.

New product launches, process engineering, commodities management, logistics, quality assurance, operations management and management of Logitech’s original design manufacturers occur in Hsinchu, Taiwan,

Suzhou, China and Hong Kong, China. Certain components are manufactured to the Company’s specifications by vendors in Asia, the United States and Europe. Logitech also uses contract manufacturers to supplement internal capacity, to reduce volatility in production volumes and to reduce the transit time from final assembly to regional distribution centers. In addition, some products, including most keyboards, certain gaming devices and audio products, are manufactured by third-party suppliers to the Company’s specifications. Retail product localization with local language manuals, packaging, software CDs and power plugs is performed at distribution centers in North America, Europe and Asia Pacific.

Competition

Logitech’s industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, and continual performance enhancements and rapid adoption of technological and product advancements by competitors in our retail market. While Logitech continues to encounter aggressive price competition from its primary competitors and from less-established brands, and may choose to adjust prices to improve its competitive position, the Company does not compete primarily on the basis of price. The innovation, performance and quality of the Company’s products combined with the reputation of the Logitech brand are also important competitive factors.

The Company expects continued pressure in its retail business, particularly in the terms and conditions that Logitech’s competitors offer to customers, which may be more favorable than Logitech’s terms. Future market conditions, product transitions, and initiatives by the Company’s competitors may require it to take actions to increase customer incentive programs and could impact revenues and operating margins.

Corded and Cordless.  Microsoft is the Company’s main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, trackballs, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. The Company continues to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Microsoft, which will continue to impact revenues and margins. Logitech is also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact its market share.

Microsoft is a leading producer of operating systems and applications with which Logitech’s mice and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its mice and keyboards to correspond with ongoing enhancements to its operating systems and software applications before Logitech is able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that Logitech may not be able to offer.

Video.  The Company’s main competitor in the U.S. for PC web cameras is Creative Labs, offering a complete line of PC web cameras. In Europe, our main competitors are Creative Labs and Philips. Logitech continues to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Creative Labs, which will continue to impact revenues and margins. The Company is also experiencing ongoing competition from less-established providers of PC web cameras that are seeking shelf space and increased market share through price competition.

Gaming.  Competitors for the Company’s interactive entertainment products include Guillemot, Mad Catz, Pelican Accessories and Saitek Industries. Logitech’s cordless controllers for PlayStation®2 also compete against corded controllers offered by Sony. Sony has substantially greater financial, technical, sales, marketing and other resources than Logitech. In addition, the Company’s cordless controllers for Microsoft Xbox™ are competing against Microsoft’s sales of their corded controllers. Logitech’s advantage relative to offerings by Sony or Microsoft is that its controllers are cordless, whereas neither of the companies currently have an equivalent cordless offering on the market.

Audio.  Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the PC and console headset, telephony and microphone business, competitors include Altec Lansing and Plantronics. In addition, with Logitech’s entry into the mobile phone headset business, the Company competes against mobile phone and accessory companies such as Jabra Corporation (a company of the GN Netcom Group), Motorola, Nokia, Plantronics and Sony-Ericsson, some of whom have substantially greater resources than Logitech and each of whom has an established market position in this business. These markets are intensely competitive and market leadership changes as a result of new products, designs and pricing.

Advanced Remote Controls.  With the Company’s acquisition of Intrigue Technologies in May 2004, Logitech has expanded its product portfolio to include a new line of personal peripheral devices for home entertainment systems. The market for advanced remote controls is highly competitive with many companies offering universal remote controls at price points similar to or lower than those of the Harmony remote offering. These companies include among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

Refer to the discussion in Item 3D. Risk Factors – “If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.”

Intellectual Property and Proprietary Rights

Intellectual property rights that apply to Logitech’s products and services include patents, trademarks, copyrights and trade secrets.

The Company holds various United States patents and pending applications, together with corresponding patents and pending applications from other countries. While Logitech believes that patent protection is important, the Company also believes that patents are of less competitive significance than factors such as technological expertise and innovation, ease of use, and quality design. No single patent is in itself essential to Logitech as a whole. From time to time the Company receives claims that it may be infringing on patents or other intellectual property rights of others. Claims are referred to counsel, and current claims are in various stages of evaluation and negotiation. If necessary or desirable, the Company may seek licenses for certain intellectual property rights. Refer also to the discussion in Item 3D Risk Factors – “We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.”

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

Governmental Regulation

The European Union (“EU”) has adopted the Directive on the Restriction of Use of Certain Hazardous Substances in Electrical and Electronics Equipment, or RoHS. This directive restricts the placement into the EU market of electrical and electronic equipment containing certain hazardous materials including, lead, mercury, cadmium, chromium, and halogenated flame-retardants. RoHS is to take effect beginning July 2006. However, several EU member states have not yet enacted national legislation to transpose the directive into law. Most Logitech products are affected by the directive and must be modified to some extent to be RoHS compliant. Logitech continues to source and introduce the use of RoHS compliant components and manufacturing methods in order to comply with the requirements of the directive.

Further, the EU has finalized the Waste Electrical and Electronic Equipment Directive, or WEEE. This directive requires that producers of electrical goods be financially responsible for specified collection, recycling, treatment and disposal of covered products. The original implementation date proposed by the WEEE Directive for enactment of national legislation by EU member states was August 2004. Producers are to be financially responsible under the WEEE Directive beginning in August 2005. Producer obligations also include specified collection, recycling, treatment and disposal of equipment that had been placed in the EU marketplace prior to August 2005, and has reached its end of life. To date, specific legal requirements have not been finalized by many member states, with certain member states delaying implementation beyond August 2005. Until sufficient national legislations are available for interpretation, it is not possible to accurately determine the financial impact of complying with the WEEE Directive.

Similar environmental legislation may be enacted in other geographies, including federal and state legislation in the United States, the cumulative impact of which could be significant. It is the Company’s policy to apply strict standards for environmental protection to sites inside and outside the EU and the United States, even if they are not subject to regulations imposed by local governments.

The effects on Logitech’s business of complying with other government regulations are limited to the cost of allocation of the appropriate resources for agency fees and testing as well as the time it takes to obtain agency approvals. The costs and schedule requirements are industry requirements and, therefore, do not represent an undue burden relative to Logitech’s competitive position. As regulations change, the Company must modify its products or processes to address these changes.

Seasonality

Sales of Logitech’s retail products are seasonal. Sales are typically highest during the third fiscal quarter, due primarily to the increased demand for Logitech’s products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Logitech sales in the first and second quarters can vary significantly as a result of new product introductions and other factors. Accordingly, year-over-year comparisons are more indicative of variability in the Company’s results of operations than quarter-over-quarter comparisons.

Materials

Logitech purchases some of its products and key components used in the Company’s products from single or limited sources. In particular, a significant portion of Logitech’s cordless keyboards is single sourced. Refer to the discussion in Item 3D Risk Factors – “We purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.”

C.    Organizational Structure

The following lists the Company’s significant subsidiaries:

Name	Country of Incorporation	Ownership Interest
Logitech Inc.	U.S.	100%
Logitech Hong Kong, Ltd.	Hong Kong	100%
Logitech Far East Ltd.	Taiwan	100%
Suzhou Logitech Electronics Co. Ltd.	China	100%
Logitech Europe S.A.	Switzerland	100%

D.    Property, plant and equipment

Logitech’s Europe headquarters are in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 33,300 square feet and includes research and development, product marketing, technical support, administration and certain Logitech group activities including finance. The Company leases an additional 8,400 square feet in Morges, Switzerland to supplement the space of the owned facility; sales and marketing, including sales management, are located in this facility. This lease expires in May 2009, with the option for Logitech to terminate the lease in May 2007. In addition, the Company has signed a lease on a new facility to be built, also located in Morges, Switzerland. It is anticipated that this new facility will be available for occupation in Spring 2007. The facility will comprise approximately 38,000 square feet, with the option to extend the space to 50,000 square feet, and will include sales and marketing management, technical support, administration and certain Logitech group activities, including finance. The lease is expected to begin in January 2007 and will continue for 10 years, with the option for Logitech to terminate the lease after 5 years.

Logitech’s U.S. subsidiary has headquarters in Fremont, California in three leased buildings comprised of approximately 148,000 square feet. These facilities are occupied by Logitech’s Americas headquarters, including research and development, product marketing, sales management, technical support and administration. The Company’s Fremont lease expires in March 2013. The audio business unit is located in 25,000 square feet of leased office space in Vancouver, Washington. The Company also leases an 80,000 square foot warehouse facility in Vancouver, Washington. Both of these leases have terms through April 2006. The warehouse facility is no longer being used because the Company has moved all of its North American distribution to a third-party facility in Memphis, Tennessee.

Logitech’s subsidiary, 3Dconnexion, has leased a 4,600 square foot office in Los Gatos, California through the year 2006. In Seefeld, Germany, 3Dconnexion has leased 15,000 square feet through the year 2010 for its European headquarters, research and development, and manufacturing. In addition, 3Dconnexion leases sales offices in Michigan, Texas, France and Poland with various expiration dates through 2006.

Logitech also has sales offices in more than 40 locations in 23 countries. These offices are leased with various expiration dates from 2005 to 2015.

Logitech’s worldwide operations headquarters are in a Company-owned 112,000 square foot facility in Hsinchu, Taiwan, and includes mechanical engineering, new product launches, process engineering, commodities management, logistics, quality assurance, and administration. Personnel in Hsinchu manage distribution of product throughout Asia through the use of externally administered warehouses in Taiwan, China and Singapore. Logitech’s high-volume manufacturing is located in Suzhou, China, in a Company-owned 253,700 square foot building and a leased 91,500 square foot building. The lease on the building expires in July 2008. The Company is currently expanding its Suzhou operations with the construction of a new factory to provide for additional production capacity to meet future demand. The completed new site will include approximately 600,000 square feet of factory space and include dormitory space to house the Company’s workforce. The facility will initially have 30% greater capacity than the Company’s existing Suzhou factory as well as the potential to double beyond that. The Company expects construction of the new site to be completed and operations to commence in the summer of 2005.

In addition to its distribution centers in Asia, Logitech has major distribution centers in Memphis, Tennessee and in the Netherlands. The Memphis facility is contracted with a warehouse management company that leases and manages the distribution center for Logitech. The Memphis warehouse facility is 474,400 square feet, and the arrangement with the management company is through April 2006. The Company has two distribution centers in the Netherlands; the Company’s main European distribution location is located in Venray, Netherlands and a smaller facility is located in Venlo, Netherlands. Both facilities are contracted with warehouse management companies that lease and manage the distribution centers for Logitech. The Venray warehouse is approximately 263,000 square feet and the arrangement with the management company is through December 2006. The Venlo facility is approximately 129,000 square feet, and the arrangement with the management company is through December 2007. Logitech also contracts with various distribution services throughout the world for additional warehouses in which the Company stores inventory.

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

Overview

Logitech is a leading global technology company and earns revenues and profits from the sale of personal peripherals that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company offers a broad range of products including cordless and corded input and pointing devices such as mice, trackballs, and keyboards; interactive gaming devices for entertainment such as joysticks, gamepads, and racing systems; web cameras; speakers, headsets and microphones; 3D controllers and advanced remote controls. The Company sells its products through two primary channels, original equipment manufacturers (“OEMs”) and a network of distributors and resellers (“retail”).

The Company’s markets are extremely competitive. Some of our competitors are well established with substantial market share, others are less established and compete at lower price points. These markets are characterized by aggressive pricing practices, rapidly changing technology and evolving customer demands. Logitech has historically targeted peripherals for the PC platform. While the Company is focused on strengthening its market leadership in the PC market, it has also expanded into peripherals for other platforms, including video game consoles, mobile phones, home entertainment systems and most recently, mobile entertainment systems.

Over the last few years, Logitech has laid a foundation for long-term growth, expanding and improving its supply chain operations, investing in product development and marketing, delivering innovative new products and pursuing new market opportunities beyond the PC platform. During this time, the Company has significantly broadened its product offerings and the markets in which it sells them. Although most of this expansion has been organic, the Company’s business has also grown as a result of a limited number of acquisitions that have expanded the Company’s business into new product categories. Most recently, the Company expanded its offerings to include advanced remote controls through its acquisition of Intrigue Technologies, Inc. in May 2004. The Company has also continued to grow revenues and profits year over year. In fiscal year 2005, revenues grew 17% to $1.5 billion and net income increased 13% to $149.3 million. In fiscal year 2004, the Company reported 15% growth in revenues and 34% increase in net income over the prior year.

The Company’s focus in fiscal year 2006 is to continue building on this foundation. Logitech believes the investments made in fiscal year 2005 will allow the Company to sustain strong growth in the new fiscal year and beyond. The Company expects operating expense growth in fiscal year 2006 to occur at the same rate or at a slower rate than the growth in gross profit. Logitech remains committed to investments in product research and development and recognizes that such investments are critical to facilitating innovation of new and improved products and technologies. Logitech believes that the market penetration for its products is particularly low in developing markets such as Latin America, Eastern Europe and China. The Company intends to capitalize on growth opportunities in these regions, by securing new channel partners, strengthening relationships with existing partners, and investing in product and marketing initiatives. Further, Logitech is making investments to upgrade business applications and information technology. These investments are focused on positioning

Logitech for future growth by improving operational and financial processes to realize cost structure improvements and to more effectively manage increased marketplace and business complexity. Also, construction is nearly complete on a new and larger production facility in Suzhou, China, expected to be fully operational by summer 2005. The expanded manufacturing facility will provide increased production capacity and greater flexibility in fulfilling product demand.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in compliance with relevant Swiss law requires the Company to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

Logitech considers an accounting estimate critical if: (i) it requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of the Company’s financial condition and operating results.

Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors. The Company believes the following accounting estimates are most critical to its business operations and to an understanding of its financial condition and results of operations, and affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. They should be read in conjunction with the Company’s consolidated financial statements.

Customer Programs

The Company records accruals for customer programs and incentive offerings, including certain rights of return, price protection, consumer rebates, volume-based incentives and other customer marketing programs. The estimated cost of these programs is accrued in the period the Company has sold the product or committed to the program as a reduction to revenue or as an operating expense, depending on whether Logitech receives an identifiable benefit from the customer and can reasonably estimate the fair value of that benefit. Significant management judgments and estimates must be used to determine the cost of these programs in any accounting period.

The Company grants limited rights of return for certain products. Estimates of expected future product returns are based on analyses of historical returns, inventories owned by and located at distributors and retailers, and current customer demand. Return rates are influenced by the location and timing of the sale, product sell-through, product quality issues and sales levels; and can fluctuate quarter over quarter. Distributor and retail inventory levels fluctuate depending on product levels purchased and actual sell-through. Customer demand varies depending on market acceptance and competitive pressures, new product introductions, and product lifecycle status.

The Company has agreements with most of its retail customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. The Company’s decision to effect price reductions is influenced by channel inventory levels, product lifecycle stage, market acceptance and competitive environment, and new product introductions. Credits are issued for units that customers have on hand at the date of the price reduction. Upon approval of a price protection program, reserves for the estimated amounts to be reimbursed to qualifying customers are established. Reserves are estimated based on analyses of qualified inventories on hand with distributors and retailers.

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

Further, the Company offers volume rebates to its distribution and retail customers and records reserves for such rebates at the time of shipment. Estimates of required reserves are determined based on a consideration of historical experience, anticipated volume of future purchases, and inventory levels in the channel. Changes in any of these variables could impact the amount of the recorded reserves.

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

Allowance for Doubtful Accounts

The Company sells its products through a domestic and international network of distributors, retailers and OEM customers. Logitech generally does not require any collateral from its customers. However, the Company seeks to control its credit risk through ongoing credit evaluations of its customers’ financial condition and by purchasing credit insurance on U.S. and European retail accounts receivable balances.

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

As of March 31, 2005, three customers represented 14%, 12% and 11% of total accounts receivable. The customers comprising the ten highest outstanding trade receivable balances accounted for approximately 56% of total accounts receivables as of March 31, 2005. A deterioration of a significant customer’s financial condition could cause actual write-offs to be materially different from the estimated allowance. If any of these customer’s receivable balances should be deemed uncollectible, the Company would have to make adjustments to its allowance for doubtful accounts, which could have an adverse affect on its financial condition and results of operations in the period the adjustments are made.

Inventory Valuation

The Company must order components for its products and build inventory in advance of customer orders. Further, the Company’s industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand.

The Company records inventories at the lower of cost or market value and records write-downs of inventories which are obsolete or in excess of anticipated demand or market value. A review of inventory is performed each period that considers factors including the marketability and product lifecycle stage, product development plans, component cost trends, demand forecasts and current sales levels. Inventory exposures are identified by comparing inventory on hand and on order to forecasted sales over the next six, nine and twelve month periods. Inventory on hand which is not expected to be sold or utilized based on review of forecasted sales and utilization is considered excess, and the Company recognizes the write-off in cost of sales at the time of such determination. If there were an abrupt and substantial decline in demand for Logitech’s products or an unanticipated change in technological or customer requirements, the Company may be required to record additional write-downs which could adversely affect gross margins in the period when the write-downs are recorded.

Accounting for Income Taxes

Logitech operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of these jurisdictions. The Company’s effective tax rate may be affected by the changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, the Company must estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income, and establish a valuation allowance for any amounts Logitech believes will not be recoverable. Establishing or increasing a valuation allowance increases income tax expense, while releasing a valuation allowance reduces income tax expense or increases additional paid-in capital in certain circumstances.

Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Logitech has recorded a valuation allowance at March 31, 2005 due to uncertainties related to its ability to utilize some of the deferred tax assets before they expire. The valuation allowance is based on estimates of taxable income by jurisdiction in which the Company operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, Logitech may need to release a valuation allowance or establish an additional valuation allowance which could materially impact the Company’s financial position and results of operations in the period when the valuation allowances are adjusted.

Valuation of Long-Lived Assets

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

The Company evaluates goodwill for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second test is performed to measure the amount of impairment loss. While the Company has fully integrated all of its acquired companies, it continues to maintain discrete financial information for 3Dconnexion and accordingly determines impairment for the goodwill acquired with the 3Dconnexion acquisition at the entity level. All other acquired goodwill is evaluated for impairment at a total enterprise level.

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

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under Accounting Principles Board Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. In addition, the adoption of SFAS 123R will require additional accounting related to tax benefits on employee stock options and for shares issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007. The Company is evaluating the requirements of SFAS 123R and expects its impact on the Company’s results of operations will not be materially different from the amounts currently disclosed pursuant to the pro forma provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Results of Operations

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net Sales

Net sales by channel and product family for fiscal years 2005 and 2004 were as follows (in thousands):

	2005	2004	Change %
Net sales by channel:
Retail	$1,294,404	$1,020,290	27%
OEM	188,222	248,180	(24)%

Total net sales	$1,482,626	$1,268,470	17%

Net sales by product family:
Retail – Cordless	$453,519	$341,082	33%
Retail – Corded	296,346	294,829	1%
Retail – Video	201,626	166,418	21%
Retail – Audio	158,134	118,641	33%
Retail – Gaming	146,517	82,872	77%
Retail – Other	38,262	16,448	133%
OEM	188,222	248,180	(24)%

Total net sales	$1,482,626	$1,268,470	17%

Logitech’s cordless and corded product families include the Company’s mice, trackballs, keyboards and desktops for the PC. Video is comprised of PC webcams; audio includes multimedia speakers, headsets and headphones for the PC and for gaming consoles, headsets for mobile phones, and headsets, headphones and speakers for mobile entertainment platforms; gaming includes interactive gaming controllers for the PC and for gaming consoles; and other is primarily comprised of the Company’s advanced remote control, 3D input device and digital pen offerings.

The sales growth in fiscal year 2005 was driven by strong demand for the Company’s retail products, partly offset by lower OEM revenues. Retail sales growth occurred across all major product categories, with console gaming and cordless mice contributing most significantly. The decline in OEM sales reflects the absence of sales to Sony of the EyeToy™ camera and the USB headsets for the Playstation®2. Approximately 53% of the Company’s sales were denominated in currencies other than the U.S. dollar in fiscal year 2005. While the Euro was stronger compared to the prior year, the benefit from the strengthening Euro in fiscal year 2005 was less than the prior year. Any benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. The Company believes that currency fluctuations did not have a material impact on its revenue growth in fiscal year 2005.

Retail – Cordless.  Cordless mice sales drove the majority of the growth in the retail cordless category, with sales increasing 69% and unit shipments up 59% over the prior year. The introduction of the laser cordless mouse in September 2004 made a significant contribution to this growth. Also, demand for Logitech’s cordless optical mice for notebooks, including the high-end V500 contributed to the growth. Demand for the media cordless mouse and value cordless offerings also contributed to higher sales during fiscal year 2005. Cordless desktops sales were also higher due to strong demand for the Company’s new LX desktop family. Contributions from the Company’s value desktop offerings and the cordless desktop for notebooks further drove growth in the cordless desktop category.

Retail – Corded.  The migration by consumers to cordless peripherals impacted sales for the Company’s corded products. The largest component of the corded product category, corded mice, was essentially flat and unit shipments were lower by 1% compared to fiscal year 2004. Sales of corded keyboards declined 7% while unit shipments increased 11%. The decrease in sales, despite an increase in unit shipments, reflects a shift in the product mix. The Company expects consumer adoption of cordless peripherals to continue to impact demand for corded products in the future.

Retail – Video.  Demand for video products continued to be strong due to the increased popularity of PC webcams spawned by the growth of instant messaging and broadband connectivity. Sales of PC webcams grew 32% and unit shipments increased 53% due to continued demand for both the Company’s premium high-end products and lower priced mass-market offerings. The increase in video sales was mitigated by the absence of the Company’s dualcam products, a category Logitech discontinued late in fiscal year 2004.

Retail – Audio.  Sales of audio products were higher by 33% and unit shipments increased 12% compared to a year ago. The growth in both sales and units in the audio category was driven primarily by strong demand for the Company’s Logitech branded PC speaker line. In particular, the success of the X family series, a mid-range speaker line, made a major contribution to this growth. The Company also benefited from higher PC headset sales. To a lesser extent, higher sales of headsets for mobile phones and the Xbox also contributed to higher sales in the audio category.

Retail – Gaming.  Sales of retail gaming peripherals grew considerably compared to last year. The growth came primarily from the Company’s console gaming peripherals, with sales increasing 172% and unit shipments growing 219% compared to a year ago. The most significant growth came from sales of cordless gamepads for the Playstation®2 and Xbox™ platforms. Sales of console steering wheels also showed growth and contributed to the increase in console gaming. Sales of gaming peripherals for the PC grew at a slower rate, increasing 21%

with unit shipments higher by 24%. The growth in PC gaming peripherals was driven by higher sales for both PC gamepads and steering wheels.

Retail – Regional Performance.  Retail sales in the Company’s North America region grew 30%, significantly faster than the 6% growth in fiscal year 2004. Strong demand for cordless, video, audio and console gaming products contributed to the increased sales, partially offset by reductions in sales of corded and PC gaming products. Contribution from the remote control line also benefited sales in the region. In Europe, retail sales also showed growth, increasing 32% compared to last year. While the Euro was stronger compared to the same period last year, the benefit from the strengthening Euro in the current year was less than the prior year. Further, this benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in lowering or raising selling prices in a currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. European sales growth occurred across all core product categories, with the most significant growth coming from sales of cordless mice, PC webcams, headsets and console gaming. Retail performance in Asia Pacific declined 3%, due to significantly lower sales in China, partially offset by higher sales in Japan. Retail demand in Japan continued to be strong with growth occurring across all core product categories. Despite the decline in sales in China, the Company is committed to growing and expanding its presence there. To improve its distribution model, Logitech is in the process of securing new channel partners, as well as seeking to strengthen relationships with existing partners. The Company is also expanding its sales force in China and investing in marketing and product initiatives to return the region to sustained growth.

OEM.  OEM revenues declined 24% compared to fiscal year 2004 and represented 13% of total sales in fiscal year 2005, compared to 20% of total sales in the prior year. The most significant driver of the decline was the absence of sales to Sony of peripherals for the Playstation®2, which included USB headsets and the EyeToy™ camera. While corded products continue to be the most significant component of OEM sales, demand for OEM cordless products has continued to grow, in particular, sales of OEM cordless mice grew considerably compared to a year ago. As evident by the decline in the Company’s OEM revenues in fiscal year 2005, the timing and size of the opportunities for Logitech’s OEM gaming products are difficult to predict, as they are sensitive to trends in the gaming industry, including customer preferences and the popularity and nature of games that are introduced and with which our products may be bundled.

Gross Profit

Gross profit for fiscal years 2005 and 2004 was as follows (in thousands):

	2005	2004	Change %
Net sales	$1,482,626	$1,268,470	17%
Cost of goods sold	979,039	859,548	14%

Gross profit	$503,587	$408,922	23%

Gross margin	34.0%	32.2%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and impairment of inventories.

The increase in gross profit correlates with increased revenues during the same period. The increase in gross margin primarily reflects a shift in the mix between retail and OEM sales, as well as improved retail gross margins. As a percentage of total sales, OEM revenues were significantly lower in fiscal year 2005, representing 13% of total sales compared to 20% in the prior year. Overall, retail margins improved compared to last year. In particular, gross margins for the Company’s video products improved most significantly, primarily as a result of the Company’s exit from the dualcam category. Gross margin in fiscal year 2005 improved in spite of increases for certain material and fuel costs. During fiscal year 2005, the Company incurred incremental costs in connection with the introduction and phase-in of a large number of retail products, which included significant freight costs to expedite delivery of products to meet higher than expected customer demand.

Operating Expenses

Operating expenses for fiscal years 2005 and 2004 were as follows (in thousands):

	2005	2004	Change %
Marketing and selling	$201,353	$156,793	28%
% of net sales	13.6%	12.4%
Research and development	73,900	61,289	21%
% of net sales	5.0%	4.8%
General and administrative	56,660	45,286	25%
% of net sales	3.8%	3.6%

Total operating expenses	$331,913	$263,368	26%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Higher marketing and selling expense in absolute dollars and as a percentage of sales compared to the prior year reflects increased investments in marketing and sales for expanded territory coverage, to strengthen brand awareness across all geographies and to support higher retail sales levels. Correlating with the higher sales during the year, expenses incurred for commissions and marketing development initiatives with customers were higher than a year ago. Personnel costs were also higher due to increased headcount for expanded territory coverage for certain key markets, including China, Eastern Europe and the retail mass channel in the United States. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects the Company’s commitment to investments in product development. To support the development of a broader product portfolio, the Company expanded its research and development staff in fiscal year 2005. Higher personnel costs contributed most significantly to the increase. Investments in product development focused on the Company’s cordless, audio and advanced remote control product programs. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Swiss franc relative to the U.S. dollar, also contributed to the increase compared to a year ago.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense increased primarily as a result of higher personnel costs due to increased headcount to support the growth of the Company’s business. Also, costs incurred for Sarbanes-Oxley consultation and implementation, investments to upgrade business applications and information technology systems, and legal costs related to patent infringement claims inherited with the Company’s acquisition of Intrigue contributed to higher general and administrative spending. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase compared to last year.

Interest Income (Expense), Net

Interest income and expense for fiscal years 2005 and 2004 were as follows (in thousands):

	2005	2004	Change %
Interest income	$3,771	$2,278	66%
Interest expense	(3,630)	(4,136)	(12)%

Interest income (expense), net	$141	$(1,858)	(108)%

Interest income was higher in fiscal year 2005 due to higher invested cash balances and higher returns earned on invested amounts. Interest expense was lower in fiscal year 2005 primarily due to the Company incurring a $.8 million financing charge last year in connection with the sale of a portion of a VAT receivable to a bank.

Other Income, Net

Other income and expense for fiscal years 2005 and 2004 were as follows (in thousands):

	2005	2004	Change %
Foreign currency exchange gains, net	$3,522	$2,966	19%
Write-off of investments	—	(515)	(100)%
Other, net	269	(478)	156%

Other income, net	$3,791	$1,973	92%

The increase in other income, net in fiscal year 2005 compared to the previous year was primarily due to increased favorable fluctuations in exchange rates in fiscal year 2005. Also, the Company incurred losses in fiscal year 2004 totaling $1.0 million for the write-down of an investment and the provision for a potentially non-recoverable insurance loss.

Provision for Income Taxes

The provision for income taxes and effective tax rate for fiscal years 2005 and 2004 were as follows (dollars in thousands):

	2005	2004
Provision for income taxes	$26,340	$13,516
Effective income tax rate	15%	9%

The provision for income taxes consists of income and withholding taxes. During the third quarter of fiscal year 2004, the Company released $13.4 million of its valuation allowance on specific deferred tax assets, primarily as a result of achieving sustained profitability in certain tax jurisdictions. Additionally, a reassessment of its tax position resulted in an adjustment to Company’s effective income tax rate to 15% in the fourth quarter of fiscal year 2004 from 20% in prior periods. This was primarily due to changes in the geographic mix of income. As a result of the release of its valuation allowance and the adjustment of its effective income tax rate, the Company’s provision for income taxes in fiscal year 2004 was 9%. Excluding the impact of the $13.4 million valuation allowance released in the third quarter, the effective tax rate for fiscal year 2004 would have been 18%.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net Sales

Net sales by channel and product family for fiscal years 2004 and 2003 were as follows (in thousands):

	2004	2003	Change %
Net sales by channel:
Retail	$1,020,290	$912,315	12%
OEM	248,180	187,973	32%

Total net sales	$1,268,470	$1,100,288	15%

Net sales by product family:
Retail – Cordless	$341,082	$313,815	9%
Retail – Corded	294,829	304,703	(3)%
Retail – Video	166,418	132,934	25%
Retail – Audio	118,641	82,768	43%
Retail – Gaming	82,872	54,869	51%
Retail – Other	16,448	23,226	(29)%
OEM	248,180	187,973	32%

Total net sales	$1,268,470	$1,100,288	15%

The Company’s revenue growth in fiscal year 2004 was driven by robust sales in both its retail and OEM business. With approximately 47% of the Company’s sales denominated in currencies other than the U.S. dollar in fiscal year 2004, the Company continued to benefit from the strengthening of the Euro in fiscal year 2004. This benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Retail – Cordless.  Demand for cordless products was driven primarily by higher sales of the Company’s cordless desktop products. Cordless desktop sales increased 14% and unit shipments increased 18% compared to the prior year. The increase was due to strong sales of Logitech’s Bluetooth® cordless desktop products that were introduced in the second half of fiscal year 2004. Higher cordless mice sales also contributed, with sales increasing 8% and unit shipments up 25%.

Retail – Corded.  The largest component of the corded product category, corded mice declined 5% compared to the prior year and unit shipments were lower by 4%. Lower demand for corded mice was a result of competitive pricing pressures, particularly for entry-level products. The decline in corded mice sales was partially offset by higher sales of corded desktops and keyboards.

Retail – Video.  Video sales grew 25% and unit shipments increased 29% due to continued strong demand for PC web cameras. The increase was partially offset by declining sales of dualcam products, a category Logitech discontinued late in fiscal year 2004. The decision to exit the dualcam category reflects the Company’s focus on investments in PC web camera products.

Retail – Audio.  Sales of the Company’s audio products increased 43% and unit shipments increased 22%. While the growth was primarily a result of the success of the Logitech branded speakers, the Company also benefited from sales of its mobile headsets and USB headsets for the PlayStation®2.

Retail – Gaming.  Sales of retail gaming peripherals for gaming consoles increased by 60% and unit shipments increased 83%, with the majority of the growth driven by strong sales of console steering wheels and gaming controllers. Sales of gaming peripherals for the PC platform increased 44% and unit shipments were up

35%. The growth was in part due to Microsoft’s decision to exit this market category. Higher sales for PC gaming peripherals occurred across all PC entertainment products, which include joysticks, controllers and steering wheels.

Retail – Regional Performance.  Retail sales in the Company’s North America region grew 6% despite the continued difficult competitive and promotional environment. The growth was driven by increases in audio, video and gaming products, most notably strong growth in the audio segment for Logitech branded speakers and increased sales of PC webcams in the video segment. In Europe, retail sales grew 18% over the prior year. Europe retail sales benefited from the strengthening Euro, reporting growth in all product categories, including its corded and cordless mice offerings. This benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. Strong sales of PC webcams and gaming products as well as Bluetooth® cordless desktop products drove higher sales in Europe in fiscal year 2004. Similar to the North America region, the most substantial growth was realized in the audio, video and gaming categories. Retail sales in Asia Pacific grew 8% compared to the prior year, primarily driven by higher sales of video and console gaming products.

OEM.  The Company’s OEM business reported significant growth in fiscal year 2004, with revenues increasing 32% and unit volumes up 22%. While sales of mice and keyboards to its traditional OEM customer base continued to grow in fiscal year 2004, the most substantial growth came from OEM console peripheral sales. The growth in gaming console peripherals was attributable to sales to Sony of the EyeToy™ camera and USB headsets for the PlayStation®2. OEM sales represented 20% of the Company’s net sales in fiscal year 2004, compared to 17% in the prior year. The timing and size of the opportunities for the Company’s OEM gaming products are difficult to predict, as they are sensitive to trends in the gaming industry, including customer preferences and the popularity and nature of games that are introduced and with which are products may be bundled.

Gross Profit

Gross profit for fiscal years 2004 and 2003 was as follows (in thousands):

	2004	2003	Change %
Net sales	$1,268,470	$1,100,288	15%
Cost of goods sold	859,548	735,784	17%

Gross profit	$408,922	$364,504	12%

Gross margin	32.2%	33.1%

The increase in gross profit was primarily due to higher revenues in fiscal year 2004 compared to fiscal year 2003. Gross margin decreased as a result of changes in channel and product mix. The increase in lower margin OEM business in fiscal year 2004 contributed to the decline in margins. Also, a higher concentration of audio, video and gaming revenues with lower margins than traditional mice and desktop products contributed to the decrease. An intensely competitive environment experienced early in fiscal year 2004 resulted in weak demand for the Company’s mice and desktop products and drove Logitech to lower prices resulting in lower margins for these product categories. This decline was partially offset by margin improvements for the Company’s other product categories and efforts to reduce costs by driving efficiencies in product cost and distribution and logistics management.

Operating Expenses

Operating expenses for fiscal years 2004 and 2003 were as follows (in thousands):

	2004	2003	Change %
Marketing and selling	$156,793	$141,194	11%
% of net sales	12.4%	12.8%
Research and development	61,289	56,195	9%
% of net sales	4.8%	5.1%
General and administrative	45,286	43,233	5%
% of net sales	3.6%	3.9%

Total operating expenses	$263,368	$240,622	9%

Marketing and Selling

The increase in marketing and selling expense correlated with the Company’s higher revenues in fiscal year 2004 compared to fiscal year 2003. Also, the Company’s marketing and advertising campaign in the United States that featured television, print and web advertising to increase brand awareness and promote its cordless products contributed to the higher absolute dollar increase. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

The increase in research and development expense in fiscal year 2004 was mainly due to increased personnel to support ongoing investment in product development. Specifically, the Company increased research and development spending for its cordless and audio product programs. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Swiss franc relative to the U.S. dollar, also contributed to the increase.

General and Administrative

The increase in general and administrative expense in fiscal year 2004 compared to the prior year was primarily due to higher personnel expenses to support the growth of Logitech’s business, partially offset by lower discretionary spending. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Interest Expense, Net

Interest income and expense for fiscal years 2004 and 2003 were as follows (in thousands):

	2004	2003	Change %
Interest income	$2,278	$2,411	(6)%
Interest expense	(4,136)	(3,607)	15%

Interest expense, net	$(1,858)	$(1,196)	55%

Interest expense, net was higher primarily as a result of the $.8 million financing charge in connection with the sale of part of the Company’s China VAT receivables to a bank in July 2003.

Other Income, Net

Other income and expense for fiscal years 2004 and 2003 were as follows (in thousands):

	2004	2003	Change %
Foreign currency exchange gains, net	$2,966	$2,801	6%
Loss on sale of investments	—	(514)	(100)%
Write-off of investments	(515)	(1,161)	(56)%
Other, net	(478)	(260)	84%

Other income, net	$1,973	$866	128%

Other income, net in fiscal year 2004 included $3.0 million of favorable fluctuations in exchange rates, offset by a $.5 million provision for a potentially non-recoverable insurance loss and a $.5 million write-down of an investment. Other income, net in fiscal year 2003 consisted of $2.8 million of favorable fluctuations in exchange rates offset by a $1.7 million loss from the write-down and sale of shares of Immersion Corporation.

Provision for Income Taxes

The provision for income taxes and effective tax rate for fiscal years 2004 and 2003 were as follows (dollars in thousands):

	2004	2003
Provision for income taxes	$13,516	$24,709
Effective income tax rate	9%	20%

During fiscal year 2004, the Company released $13.4 million of its valuation allowance on specific deferred tax assets, primarily as a result of achieving sustained profitability in certain tax jurisdictions. Additionally, a reassessment of its tax position resulted in an adjustment to the Company’s effective tax rate to 15% in the fourth quarter of fiscal year 2004 from 20% in prior periods. This was primarily due to changes in the geographic mix of income. As a result of the release of its valuation allowance and the adjustment of its effective tax rate, the Company’s provision for income taxes in fiscal year 2004 was 9%. Excluding the impact of the $13.4 million valuation allowance released in the third quarter, the effective tax rate for fiscal year 2004 would have been 18%.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At March 31, 2005, net working capital was $452.7 million, compared to $410.9 million at March 31, 2004. Cash and cash equivalents totaled $341.3 million, an increase of $46.5 million from March 31, 2004. The increase in cash was primarily due to continued positive cash flow generated from operations.

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

The Company had credit lines with several European and Asian banks totaling $73.3 million as of March 31, 2005. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of March 31, 2005, $63.5 million was available under these facilities. There are no financial covenants under these lines of credit with which the Company must comply.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for fiscal years 2005, 2004 and 2003 (dollars in thousands):

	2005	2004	2003
Accounts receivable, net	$229,234	$206,187	$181,644
Inventories	$175,986	$135,561	$124,123
Working capital	$452,663	$410,908	$325,701
Days sales in accounts receivable (DSO) (1)	51 days	53 days	54 days
Inventory turnover (ITO) (2)	6.1x	6.8x	6.7x
Net cash provided by operating activities	$213,674	$166,460	$145,108

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities generated net cash of $213.7 million during fiscal year 2005 compared to $166.5 million in the prior year. The increase in cash flow generated from operations was due to higher sales and better management of outstanding receivables. Compared to last year, collections were higher and DSO improved by 2 days. Also contributing to improved cash from operations were refunds for value-added taxes from the Chinese government related to certain calendar year 2003 claims. Partially offsetting the increase in cash flow from operations was increased spending for inventory purchases and for operating expenses. At March 31, 2005, inventory was $176.0 million compared to $135.6 million at March 31, 2004. Also, inventory turns were lower compared to last year. The increase in inventory this year was predominantly in finished goods, and reflects the Company’s anticipation of product demand in the first quarter of fiscal year 2006 and its decision to carry more finished goods inventory to ensure sufficient supply on hand to meet demand for key retail accounts in Europe and North America. Raw material inventory was also higher compared to a year ago, largely due to carrying buffer stock to manage potential shortages or interruptions in the supply of components. Also, cash flows from operations was impacted by increased operating expenses, which included higher personnel costs, spending for marketing and product development initiatives and investments in infrastructure improvements.

The increase in cash provided by operating activities in fiscal year 2004 compared to fiscal year 2003 was primarily a result of improved working capital management on higher sales. As a result of an increased focus on receivables, collections and DSO improved compared to the prior year. Also, despite being confronted with shortages of certain components during fiscal year 2004 that resulted in the carrying of buffer stock, the Company managed to improve inventory turns, which contributed to higher cash flows from operations. During fiscal year 2003, logistical difficulties in product distribution negatively impacted the Company’s ability to effectively manage inventory levels and resulted in lower cash flow from operations.

Cash Flow from Investing Activities

Cash flows from investing activities during fiscal years 2005, 2004 and 2003 were as follows (in thousands):

	2005	2004	2003
Purchases of property, plant and equipment	$(40,541)	$(24,718)	$(28,657)
Acquisitions and investments, net of cash acquired	(30,494)	(15,490)	1,985
Sales of investments	—	—	2,072

Net cash used in investing activities	$(71,035)	$(40,208)	$(24,600)

The Company’s purchases of property and equipment in fiscal year 2005 were primarily normal expenditures for tooling costs, machinery and equipment, and computer equipment and software. Capital expenditures also included the cost of information systems upgrades and construction of a new factory in Suzhou, China. In connection with the acquisition of Intrigue Technologies in May 2004, the Company paid net cash of $29.8 million, acquiring all of Intrigue’s outstanding shares. Also, the Company made other equity investments of $.6 million, primarily for funding in A4Vision, Inc., a privately held company from which Logitech licenses face tracking software used in its PC webcams.

During the year ended March 31, 2004, the Company used cash of $24.7 million to acquire property and equipment, primarily for tooling and computer equipment purchases. Also, the Company used cash of $15.5 million to invest in two technology companies, $15.1 million of which was invested in the Anoto Group AB, a Swedish high technology company from which Logitech licenses digital pen technology.

During the year ended March 31, 2003, the Company invested $28.7 million for normal capital expenditures to acquire computer hardware and software, tooling costs, capital improvements, and machinery and equipment. The Company received net cash of $2.5 million as a result of its acquisition of Spotlife in May 2002 and used $.4 million to acquire non-marketable securities. The Company received $.7 million in proceeds from the sale of available-for-sale securities and $1.3 million of net cash proceeds from the sale of a non-core business activity in December 2002.

Cash Flow from Financing Activities

The following tables present information on the Company’s cash flows from financing activities, including information on its share repurchases during fiscal years 2005, 2004 and 2003 (in thousands except per share amounts):

	2005	2004	2003
Borrowings (repayments) of short-term debt	$(4,073)	$—	$2,822
Repayments of long-term debt	(475)	(1,331)	(1,185)
Purchases of treasury shares	(134,525)	(79,162)	(63,822)
Proceeds from sale of shares upon exercise of options and rights	45,985	31,404	15,629

Net cash used used in financing activities	$(93,088)	$(49,089)	$(46,556)

	2005	2004	2003
Number of shares repurchased	2,775	2,199	1,836
Value of shares repurchased	$134,525	$79,162	$63,822
Average price per share	$48.48	$36.00	$34.76

Cash used in financing activities during fiscal year 2005 included treasury stock repurchases of 2,775,000 shares, totaling $134.5 million pursuant to the Company’s buyback program announced in April 2004, authorizing the purchase of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). Debt repayments totaling $4.5 million primarily related to the Company’s Swiss mortgage loan that matured in April 2004. Proceeds totaling $46.0 million were realized from the sales of shares pursuant to the Company’s employee stock plans.

Cash used in financing activities during fiscal year 2004 included treasury stock repurchases totaling $79.2 million and repayment of debt obligations of $1.3 million. The Company completed purchases under its buyback program announced in February 2003, purchasing 1,534,236 shares for $47.1 million. Also, pursuant to a new program announced in October 2003, authorizing the purchase of up to CHF 40 million (approximately $32 million based on exchange rates at the date of announcement) of Logitech shares, the Company completed the purchase of 665,000 shares for $32.1 million. The Company realized cash proceeds of $31.4 million from the sale of shares pursuant to the Company’s employee stock plans in fiscal year 2004.

Cash used in financing activities during fiscal year 2003 included treasury stock purchases of $63.8 million. The Company repurchased 88,000 shares for $3.8 million in open market transactions under a short-term stock buyback program. In July 2002, the Company announced a program to buyback up to CHF 75 million (approximately $52 million based on exchange rates at the date of announcement) of Logitech shares in a twelve-month period. The Company completed this buyback program with the repurchase of 1,509,000 shares for $52.4 million in open market transactions. In February 2003, the Board of Directors authorized an additional repurchase plan for up to CHF 75 million (approximately $55 million based on exchange rates at the date of announcement) of the Company’s registered shares over the next twelve months. At March 31, 2003, the Company had repurchased 238,000 shares under the new plan for $7.6 million in open market transactions. During fiscal year 2003, the Company realized $15.6 million of proceeds from the sale of shares pursuant to employee stock purchase and stock option plans.

Cash Outlook

The Company’s working capital requirements and capital expenditures could increase to support future expansion of Logitech operations. Future acquisitions or expansion of the Company’s operations may be significant and may require the use of cash. The Company is currently constructing a new factory in Suzhou, China to provide for additional production capacity to meet future demand. The new site is scheduled to be completed in the summer of 2005, and the Company estimates the total capital investment in the new factory will be approximately $20 million, of which approximately $10 million has yet to be spent.

On June 8, 2001, Logitech sold CHF 170.0 million ($95.6 million based on exchange rates at the date of issuance) aggregate principal amount of its 1% convertible bonds, which mature in June 2006. Logitech may redeem the bonds on notice if the closing price of its registered shares is at least 150% of the conversion price on 20 consecutive trading days, or if 95% of the bonds have been converted. Unless the Company redeems the bonds early, bondholders may convert their bonds at any time until June 5, 2006 into registered shares of Logitech at the conversion price of CHF 62.40 ($52.24 based on exchange rates at March 31, 2005) per share. The Company’s stock price on the SWX Swiss Exchange at March 31, 2005 was CHF 72.75. Based on the current stock price, the Company anticipates bondholders will convert their bonds into registered shares of Logitech when the bonds mature in June 2006. If the Company’s stock price should decline and bondholders choose not to convert, Logitech may seek to refinance some or all of the debt obligation.

In April 2004, the Company announced a new buyback program of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). The program expires at the Company’s 2006 Annual General Meeting at the latest. At March 31, 2005, the Company had repurchased shares totaling CHF 167.7 million (approximately $134.5 million) under this program. The Company plans to continue repurchasing shares in fiscal year 2006 under this program.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of remote control revenue targets. The revenue measurement period for purposes of determining the performance payments will be the four-quarter consecutive period with the highest revenue beginning in April 2006 through September 2007. In the event remote control revenues during the measurement period reach the maximum level, as defined in the agreement, the amount of performance payments would total approximately 27% of remote control revenues during that period, although the percentage could be higher at lower revenue target levels. The aggregate amount of performance payments, if any, will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008, and will be recorded as an adjustment to goodwill. No performance payments will be required for revenue levels less than $55.0 million during the revenue measurement period.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

As of March 31, 2005, the Company’s outstanding debt obligations included: (i) borrowings outstanding on its convertible bonds, (ii) amounts drawn on its credit lines and (iii) equipment financed under capital leases. The following summarizes Logitech’s contractual obligations and commitments at March 31, 2005, and the effect such obligations have on liquidity and cash flow in future periods (in thousands):

		Year ending March 31,
	Total	2006	2007-2008	2009-2010	Thereafter
Convertible bonds	$147,738	$—	$147,738	$—	$—
Lines of credit	9,870	9,870	—	—	—
Capital leases	92	42	50	—	—
Operating leases	40,494	7,433	11,411	9,516	12,134
Fixed purchase commitments – inventory	91,560	91,560	—	—	—
Fixed purchase commitments – capital & other	14,822	14,516	306	—	—
Other long-term liabilities	737	—	212	—	525

Total contractual obligations and commitments	$305,313	$123,421	$159,717	$9,516	$12,659

For additional information on the Company’s outstanding debt obligations, see Note 7. “Financing Arrangements” of the Notes to Consolidated Financial Statements.

Operating Lease Commitments

As of March 31, 2005, the Company had total outstanding commitments on noncancelable operating leases totaling $40.5 million. Remaining terms on the Company’s operating leases expire in various years through 2015.

Fixed Purchase Commitments

The Company has fixed purchase commitments primarily for inventory and capital expenditures. The inventory purchase commitments are made in the normal course of business and are to original design manufacturers, contract manufacturers and other suppliers. Commitments for capital and other expenditures primarily related to commitments for manufacturing equipment, software, and also for commitments related to the construction of the Company’s new factory in Suzhou, China.

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

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and, therefore, the amounts subject to the Company’s guarantees similarly vary. At March 31, 2005, the amount of these outstanding guaranteed purchase obligations was approximately $3.8 million. Logitech does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property rights and safety defects, subject to certain restrictions. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions as of March 31, 2005. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Research and Development

For a discussion of the Company’s research and development activities, patents and licenses, please refer to Item 4B “Business Overview.”

Trend Information

For a discussion of significant trends in the Company’s financial condition and results of operations, please refer to Item 5 “Results of Operations” and “Liquidity and Capital Resources.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Information concerning Directors and Senior Management of Logitech appears in Section 3 “The Board of Directors” and Section 4 “Senior Management” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

B.    Compensation of Executive Officers and Directors

Information concerning the compensation of Executive Officers and Directors of Logitech appears in Section 5.2 “Compensation of Directors and Executive Officers” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

C.    Board Practices

Information concerning the Company’s board practices appears in Section 3 “The Board of Directors” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

D.    Employees

The number of people employed worldwide by the Company was as follows:

Category	As of March 31,
	2005	2004	2003
Research and development	645	459	430
Manufacturing and distribution	5,108	4,506	3,617
Marketing, sales and support	639	511	485
Administration	506	384	404

Total	6,898	5,860	4,936

Of the total number of employees as of March 31, 2005, 813 were in North America, 580 were in Europe and 5,505 were in Asia. None of the Company’s U.S. employees are represented by a labor union or are subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights, which include requirements similar to collective bargaining agreements. The Company believes that its employee relations are good.

E.    Share Ownership

Share and option ownership of the Company’s Directors and Executive Officers appears in Section 5.5 “Share Ownership of Directors and Executive Officers” and Section 5.6 “Option Ownership of Directors and Executive Officers” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

Information concerning the Company’s employee stock-based compensation arrangements including stock option plans and stock purchase plans is disclosed in Note 9 “Employee Benefit Plans” of the Notes to Consolidated Financial Statements included in Item 18 “Financial Statements.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain beneficial ownership information as of March 31, 2005 of each shareholder known by the Company to beneficially own 5 % or more of the Company’s registered shares or ADSs. The Company does not believe it is directly or indirectly owned or controlled by any corporation or by any foreign government. The voting rights of Logitech shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. The Company is unaware of any arrangement that might result in a change in its control.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage(2)
Daniel Borel (3)	3,146,000	6.6%
Logitech International S.A.	3,660,547	7.6%

(1)	Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. The beneficial owners have furnished this information. Unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Registered shares subject to options that are currently exercisable or exercisable within 60 days after March 31, 2005 are deemed to be issued and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Percentage ownership is calculated based on 47,901,655 registered shares outstanding as of March 31, 2005.
(3)	Includes 86,000 registered shares jointly held with Mr. Borel’s wife, Sylviane Borel. Also, includes 60,000 shares owned by Mr. Borel as custodian for his three children.

Refer also to Item 9C “Markets on which our Shares Trade” for information regarding the number of ADSs held in the United States.

B.    Related Party Transactions

In connection with the Company’s investment in the Anoto Group AB, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish high technology company from which Logitech licenses digital pen technology. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology. Expenses incurred for license fees and NRE service fees to Anoto were $.7 million and $.9 million during fiscal years 2005 and 2004.

Also, in connection with the Company’s investment in A4Vision, Inc. a Logitech executive was appointed to the A4Vision board of directors. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software. Expense incurred for license fees to A4Vision amounted to $.2 million during fiscal years 2005 and 2004.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Please refer to Item 18 “Financial Statements” and pages F-1 through F-26 of our Consolidated Financial Statements. In addition, for more information regarding our results of operations, please refer to Item 5 “Operating and Financial Review and Prospects.”

Legal Proceedings

From time to time, Logitech becomes involved in claims and legal proceedings that arise in the ordinary course of its business. The Company is currently subject to several such claims and legal proceedings and intends to defend against them vigorously.

Refer to the discussion in Item 3D Risk Factors – “Pending and future lawsuits could adversely impact us.”

Dividends

Under Swiss law, a corporation pays dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation’s board of directors. Although the Company has paid dividends in the past, Logitech’s board of directors announced in 1997 its intention not to recommend to shareholders any payment of cash dividends in the future in order to retain any future earnings for use in the operation and expansion of the business. In more recent years, the Company has also used retained earnings to repurchase its shares.

B.    Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.    Offer and Listing Details

Stock Price Information

Registered Shares

Logitech’s registered shares are listed and traded on the SWX Swiss Exchange, where the share price is denominated in Swiss francs.

The following table sets forth certain historical share price information for the Company’s registered shares. The information presented is based on (i) the high and low closing sales prices quoted in Swiss francs for the registered shares on the SWX Swiss Exchange, and (ii) the U.S. dollar equivalent based on the noon buying rate on the trading day of the month in which the high or low closing sales price occurred. The noon buying rate is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Price per Registered Share on the Swiss Exchange
	High	Low	High	Low
	CHF	CHF	$	$
Annual Highs and Lows:
Fiscal 2001	62.40	33.20	37.25	20.49
Fiscal 2002	79.70	29.00	47.38	17.91
Fiscal 2003	83.25	31.50	52.60	20.98
Fiscal 2004	64.00	38.45	51.76	28.25
Fiscal 2005	76.90	52.75	64.22	42.95

Quarterly Highs and Lows:
Fiscal 2004:
First quarter	56.00	39.75	42.65	29.36
Second quarter	56.20	38.45	40.83	28.25
Third quarter	58.50	40.75	45.33	30.99
Fourth quarter	64.00	51.70	51.76	41.38
Fiscal 2005:
First quarter	61.90	56.00	47.32	42.98
Second quarter	62.00	52.75	49.62	42.95
Third quarter	69.80	60.65	61.39	49.86
Fourth quarter	76.90	65.00	64.22	54.81

Monthly Highs and Lows (over the most recent six month period):
October 2004	63.65	60.65	53.21	49.86
November 2004	65.85	62.00	56.84	51.55
December 2004	69.80	65.95	61.39	57.85
January 2005	71.65	65.00	60.33	54.81
February 2005	76.90	72.75	64.22	61.25
March 2005	76.50	72.15	66.03	60.36

American Depositary Shares

Logitech’s ADSs are traded on the Nasdaq National Market. The following table sets forth certain historical market price information for the Company’s ADSs.

	Price per ADS on Nasdaq
	High	Low
	$	$
Annual Highs and Lows:
Fiscal 2001	38.25	18.75
Fiscal 2002	48.25	18.12
Fiscal 2003	53.25	21.85
Fiscal 2004	51.30	27.96
Fiscal 2005	65.90	42.00

Quarterly Highs and Lows:
Fiscal 2004:
First quarter	42.50	29.59
Second quarter	40.99	27.96
Third quarter	45.05	31.16
Fourth quarter	51.30	41.40
Fiscal 2005:
First quarter	48.96	42.90
Second quarter	49.29	42.00
Third quarter	61.19	48.68
Fourth quarter	65.90	54.46

Monthly Highs and Lows (over the most recent six month period):
October 2004	52.86	48.68
November 2004	57.40	51.83
December 2004	61.19	57.69
January 2005	60.72	54.46
February 2005	65.53	61.60
March 2005	65.90	60.60

B.    Plan of Distribution

Not applicable.

C.    Markets

Logitech Registered Shares and Convertible Bonds

The principal trading market for Logitech’s registered shares and convertible bonds is the SWX Swiss Exchange, on which registered shares have been traded since 1988 under the symbol “LOGN.” As of March 31, 2005, there were 47,901,655 registered shares issued and outstanding (including 3,660,547 shares held as treasury stock) held by 7,507 holders of record.

Logitech American Depositary Shares

Logitech ADSs, each representing one registered share, have since March 27, 1997 been listed on the Nasdaq National Market under the symbol “LOGI.” The Bank of New York serves as depositary with respect to the Logitech ADSs traded on that market. As of March 31, 2005, according to the records of the Bank of New

York, approximately 6,781,126 ADSs were outstanding in the United States. At that date, the number of individual ADS holders of record with The Bank of New York was approximately 4,869.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Incorporation

Set forth below is certain information and references to information concerning Logitech’s share capital, material provisions of applicable Swiss law and the Company’s Articles of Incorporation and Organizational Regulations (bylaws). Logitech incorporates by reference an English translation of the Company’s Articles of Incorporation as set forth in Exhibit 1.1 to this Annual Report on Form 20-F and its Organizational Regulations, as amended and set forth in Exhibit 1.2 of the Company’s Annual Report on Form 20-F, File No. 0-29174 filed with the SEC on May 19, 2004. The information below and information incorporated by reference are a summary which does not purport to be complete and are qualified in their entirety by reference to the Articles of Incorporation, the Organizational Regulations, and Swiss law.

Purpose

Article 2 of the Company’s Articles of Incorporation establishes the principal objective of the Company as the coordination of the activity of its Swiss and foreign subsidiaries.

Board of Directors

Information concerning directors’ power under the Company’s bylaws and Swiss law appears in Section 3 “Board of Directors” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

Rights, Preferences and Restrictions

Information concerning the rights, preferences and restrictions attaching to each of the Company’s share categories appears in Section 2 “Capital Structure” and Section 6 “Shareholders’ Participation Rights” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

General Meeting of Shareholders

Information concerning the conditions governing the manner in which the Company’s Annual General Meeting of Shareholders is convoked and conditions for admission appears in Section 6.3 “Convocation of the General Meeting of Shareholders” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

Change of Control Provisions

Information concerning the provisions relating to a change of control of the Company appears in Section 7 “Mandatory Offer and Change of Control Provisions “ in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

Disclosure of Shareholder Ownership

Information concerning ownership thresholds above which shareholder ownership must be disclosed appears in Section 1.2 “Significant Shareholders” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

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

In addition, U.S. securities laws may restrict the ability of U.S. ADS holders to participate in Logitech rights offerings, share dividends or warrant dividends in the event that Logitech is unable or chooses not to register these securities under U.S. securities laws and cannot rely on an exemption from registration. Logitech is not currently planning any rights offering or to issue any share or warrant dividends, or any similar transaction. Logitech may choose to do so in the future and there can be no assurance that it will be feasible to include U.S. persons in the transaction. If Logitech does issue these types of securities in the future, it may issue them to the Bank of New York, as Depositary under its ADS facility, which may sell the securities for the benefit of the holders of Logitech ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of these securities.

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

Withholding Tax

Under Swiss law, any dividends paid in respect of registered shares will be subject to the Swiss Anticipatory Tax at the rate of 35%, and the Company will be required to withhold tax at this rate from any dividends paid to a holder of registered shares. Such dividend payments may qualify for refund of the Swiss Anticipatory Tax by reason of the provisions of a double tax treaty between Switzerland and the country of residence or incorporation of a holder, and in such cases such holder will be entitled to claim a refund of all or a portion of such tax in accordance with such treaty.

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

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, British pound sterling, Taiwanese dollar, Swiss franc, Japanese yen, Chinese renminbi yuan (RMB) and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily non-functional currency-denominated assets and liabilities. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared to the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	British pound sterling	$(805)	$73	$(89)
U.S. dollar	Canadian dollar	1,454	(132)	162
U.S. dollar	Chinese renminbi yuan	89,069	(8,097)	9,897
U.S. dollar	Euro	1,475	(134)	164
U.S. dollar	Japaenese yen	3,562	(324)	396
U.S. dollar	Mexican peso	2,123	(193)	236
U.S. dollar	Singapore dollar	647	(59)	72
U.S. dollar	Swiss franc	(1,923)	175	(214)
U.S. dollar	Taiwanese dollar	(5,533)	503	(615)
Euro	British pound sterling	3,051	(277)	339
Euro	Polish zloty	892	(81)	99
Euro	Swedish kroner	(1,448)	132	(161)

		$92,564	$(8,414)	$10,286

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency. Since last year, China has been under international pressure to revalue its currency, which certain of its trading partners assert is undervalued. Speculation that the Chinese government will concede to international pressure and revalue its currency in the near future has persisted this year. The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in RMB. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against a potential appreciation of the RMB, the Company has transferred a portion of its cash investments to RMB accounts, and as a result its net assets held in RMB has increased from $5.5 million at March 31, 2004 to $89.1 million at March 31, 2005. Under China’s existing current exchange rate system, the RMB is pegged to the U.S. dollar, accordingly the Company’s exposure to exchange rate changes for net assets held in RMB is limited.

On June 8, 2001 the Company sold CHF 170.0 million ($95.6 million based on exchange rates at the time of issue) Swiss franc denominated 1% Convertible Bonds which mature in June 2006. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. As of March 31, 2005, the carrying amount of the convertible bonds was $147.7 million, which reflects appreciation of the Swiss franc against the U.S. dollar since June 8, 2001 with an impact on the carrying amount of $52.1 million and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss franc, the increase in the cumulative translation adjustment component of shareholders’ equity would be $12.9 million. If the U.S. dollar weakened by 10% in comparison to the Swiss franc, a decrease of approximately $15.8 million would occur in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. As of March 31, 2005, the notional amount of forward foreign exchange contracts outstanding for forecasted inventory exposures was $20.0 million. These forward contracts generally mature within three months. Deferred realized gains totaled $.2 million at March 31, 2005 and are expected to be reclassified to cost of goods sold when the related inventory is sold. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of $2.6 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, a $1.5 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

The interest rate on the Company’s long-term debt is fixed. A change in interest rates, therefore, has no impact on interest expense or cash flows with respect to its long-term obligations.

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the March 31, 2005 and March 31, 2004 period end rates would not have a material effect on the Company’s results of operations or cash flows.

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

In August 2001, the Company completed a ten-for-one stock split for shares traded on the SWX Swiss Exchange. ADSs traded on the Nasdaq National Market were not affected. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share.

The Company is seeking approval from its shareholders at its June 2005 Annual General Meeting to effect a two-for-one stock split of its registered shares and ADSs.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of March 31, 2005 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Controls

During the period covered by this report, no changes in the Company’s internal controls over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Board of Directors consists of four non-employee directors, Mr. Gary Bengier, Mr. Kee-Lock Chua, Mr. Frank Gill and Ms. Monika Ribar, each of whom meets the independence requirements of the Nasdaq National Market listing standards and the rules and regulations of U.S. Securities and Exchange Commission. The Board affirmatively determined that Mr. Gill, Mr. Bengier and Ms. Ribar are audit committee financial experts. Refer also to the information in Exhibit 15.1 under Section 3.5 “The Functioning of the Board of Directors — Audit Committee.”

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

Any amendments or waivers of the code of ethics for members of the Company’s board of directors or executive officers will be disclosed in the investor relations section of the Company’s Web site within five business days following the date of the amendment or waiver and will also be disclosed either on a Form 6-K or the Company’s next Form 20-F filing. During fiscal year 2005, no waivers or amendments were made to the code of ethics for any Director or Executive Officer.

Logitech’s code of ethics is available on the Company’s Web site at www.logitech.com, and for no charge, a copy of the Company’s code of ethics can be requested via the following address or phone number:

Logitech

Investor Relations

6505 Kaiser Drive

Fremont, CA 94555 USA

Main 510-795-8500

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning accountant fees and services appears in Section 8.2 and 8.3 “Audit Fees” and Section 8.4 “Supervisory and Control Instruments” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by Logitech of its equity securities (in thousands, except share and per share amounts):

	Total Number of Shares Purchased	Average Price Paid Per Share		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs
Period		in CHF	in USD
April 2004	—	—	—	$200,000
May 2004	395,000	CHF 57.44	$44.24	182,525
June 2004	351,500	CHF 59.31	$47.46	165,845
July 2004	77,000	CHF 57.74	$46.12	162,293
August 2004	862,500	CHF 56.86	$44.41	123,992
September 2004	344,200	CHF 58.96	$46.26	108,068
October 2004	52,000	CHF 61.54	$49.30	105,504
November 2004	292,800	CHF 63.34	$52.73	90,064
December 2004	150,000	CHF 66.76	$58.35	81,312
January 2005	20,000	CHF 69.57	$61.42	80,084
February 2005	100,000	CHF 74.37	$62.70	73,814
March 2005	130,000	CHF 75.16	$64.14	65,475

Total	2,775,000	CHF 60.42	$48.48

All shares purchased in fiscal year 2005 were pursuant to the Company’s buyback program announced on April 2004, authorizing the purchase of up to CHF 250 million of shares (approximately $200 million based on exchange rates at the date of announcement). The program expires at the Company’s 2006 Annual General Meeting at the latest.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-26 and is incorporated herein by reference.

ITEM 19.	EXHIBITS

a.	Financial Statements

Report of the Group auditors to the General Meeting of Logitech International S.A. Apples, Switzerland

Consolidated Balance Sheets – March 31, 2005 and 2004

Consolidated Statements of Income – Year Ended March 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows – Year Ended March 31, 2005, 2004 and 2003

Consolidated Statements of Changes in Shareholders’ Equity – Year Ended March 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

Unaudited Quarterly Financial Data

Schedule II – Valuation and Qualifying Accounts

b.	Exhibits

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.
1.1	Articles of Incorporation of Logitech International S.A. as amended.					X

1.2	Organizational Regulations of Logitech International S.A. as amended.	20-F	0-29174	05/19/04	1.2

2.1	Form of Deposit Agreement dated March 27, 1997 as amended July 5, 2000 and as further amended on August 2, 2001, among Logitech International S.A., the Bank of New York, as Depositary, and owners and beneficial owners of American Depositary Receipts (including as an exhibit of the form of American Depositary Receipt.)	S-8	333-100854	05/27/03	4.1

2.2	Deposit Agreement dated June 1, 2001 by and among Logitech (Jersey) Limited, Logitech International S.A. and Credit Suisse.	6-K	0-29174	08/14/01	99.2

2.3	Bond Purchase, Paying and Conversion Agency Agreement dated June 1, 2001 by and among Logitech (Jersey) Limited, Logitech International S.A., Credit Suisse First Boston and Banque Cantonale Vaudoise.	6-K	0-29174	08/14/01	99.1

2.4	Guarantee dated June 8, 2001 by Logitech International S.A.	6-K	0-29174	08/14/01	99.3

4.1	1996 Stock Plan, as amended.	S-8	333-100854	05/27/03	4.2

4.2	1996 Employee Share Purchase Plan, as amended.	S-8	333-100854	10/30/02	4.3

4.3	Form of Director and Officer Indemnification Agreement with Logitech International S.A.	20-F	0-29174	05/21/03	4.1

4.4	Form of Director and Officer Indemnification Agreement with Logitech Inc.	20-F	0-29174	05/21/03	4.2

4.5	Credit Agreement dated March 2001 by and between Logitech International S.A. and Credit Suisse.	F-4/A	333-56072	03/13/01	10.2

8.1	List of subsidiaries of Logitech International S.A.					X

12.1	Consent of Independent Registered Public Accounting Firm					X

15.1	Report on Corporate Governance prepared under the rules of the SWX Swiss Exchange.					X

15.2	Charter for the Audit Committee of the Board of Directors of Logitech International S.A. (as amended October 12, 2004)	6-K	0-29174	02/04/05	15.1

31.1	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.					X

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.
31.2	Certification by Chief Executive Officer pursuant to section 302 of the the Sarbanes-Oxley Act of 2002.					X

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*					X

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Logitech International S.A.

/s/ GUERRINO DE LUCA
Guerrino De Luca
President and Chief Executive Officer

/s/ KRISTEN M. ONKEN
Kristen M. Onken
Chief Financial Officer, Chief Accounting Officer, and U.S. Representative

May 18, 2005

LOGITECH INTERNATIONAL S.A.

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF

LOGITECH INTERNATIONAL S.A. APPLES, SWITZERLAND

As Group auditors, we have audited the consolidated financial statements of Logitech International S.A. and its subsidiaries, consisting of the consolidated balance sheets at March 31, 2005 and 2004, the consolidated statements of income, of cash flows and of changes in shareholders’ equity for the years ended March 31, 2005, 2004 and 2003 and the notes to the consolidated financial statements.

These financial statements are the responsibility of the Board of Directors of Logitech International S.A. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with the auditing standards promulgated by the profession in Switzerland and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 2005 and 2004 and the results of operations and their cash flows for the years ended March 31, 2005, 2004 and 2003 in accordance with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers S.A.

/s/ M. FOLEY	/s/ D.LUSTENBERGER
M. Foley	D.Lustenberger

Lausanne, May 18, 2005

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	March 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$341,277	$294,753
Accounts receivable	229,234	206,187
Inventories	175,986	135,561
Other current assets	50,364	45,304

Total current assets	796,861	681,805
Investments	16,793	16,172
Property, plant and equipment	52,656	37,308
Goodwill	134,286	108,615
Other intangible assets	15,816	12,543
Other assets	2,460	9,473

Total assets	$1,018,872	$865,916

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$9,875	$14,129
Accounts payable	177,748	143,016
Accrued liabilities	156,575	113,752

Total current liabilities	344,198	270,897
Long-term debt	147,788	137,008
Other liabilities	737	931

Total liabilities	492,723	408,836

Commitments and contingencies

Shareholders’ equity:
Registered shares, par value CHF 1 – 57,901,655 authorized, 17,890,465 conditionally authorized, 47,901,655 issued and outstanding at March 31, 2005 and 2004	33,370	33,370
Additional paid-in capital	125,745	132,797
Less registered shares in treasury, at cost, 3,660,547 at March 31, 2005 and 2,902,128 at March 31, 2004	(173,728)	(102,397)
Retained earnings	584,653	435,387
Accumulated other comprehensive loss	(43,891)	(42,077)

Total shareholders’ equity	526,149	457,080

Total liabilities and shareholders’ equity	$1,018,872	$865,916

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year ended March 31,
	2005	2004	2003
Net sales	$1,482,626	$1,268,470	$1,100,288
Cost of goods sold	979,039	859,548	735,784

Gross profit	503,587	408,922	364,504
Operating expenses:
Marketing and selling	201,353	156,793	141,194
Research and development	73,900	61,289	56,195
General and administrative	56,660	45,286	43,233

Total operating expenses	331,913	263,368	240,622
Operating income	171,674	145,554	123,882
Interest income (expense), net	141	(1,858)	(1,196)
Other income, net	3,791	1,973	866

Income before income taxes	175,606	145,669	123,552
Provision for income taxes	26,340	13,516	24,709

Net income	$149,266	$132,153	$98,843

Net income per share and ADS:
Basic	$3.37	$2.91	$2.15
Diluted	$3.07	$2.69	$1.97
Shares used to compute net income per share and ADS:
Basic	44,252	45,346	45,989
Diluted	49,562	50,160	51,409

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended March 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$149,266	$132,153	$98,843
Non-cash items included in net income:
Depreciation	26,041	26,164	25,522
Amortization of other intangible assets	6,320	5,240	5,047
Write-off of investments	—	515	1,512
Release of tax valuation allowance	—	(13,350)	—
Deferred income taxes and other	(3,587)	9,338	(224)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(14,140)	(14,085)	2,565
Inventories	(35,276)	(5,307)	(32,714)
Other assets	8,675	749	(4,356)
Accounts payable	30,373	9,812	27,807
Accrued liabilities	46,002	15,231	21,106

Net cash provided by operating activities	213,674	166,460	145,108

Cash flows from investing activities:
Purchases of property, plant and equipment	(40,541)	(24,718)	(28,657)
Acquisitions and investments, net of cash acquired	(30,494)	(15,490)	1,985
Sales of investments	—	—	2,072

Net cash used in investing activities	(71,035)	(40,208)	(24,600)

Cash flows from financing activities:
Borrowings (repayments) of short-term debt	(4,073)	—	2,822
Repayments of long-term debt	(475)	(1,331)	(1,185)
Purchases of treasury shares	(134,525)	(79,162)	(63,822)
Proceeds from sale of shares upon exercise of options and rights	45,985	31,404	15,629

Net cash used in financing activities	(93,088)	(49,089)	(46,556)

Effect of exchange rate changes on cash and cash equivalents	(3,027)	(1,144)	1,681

Net increase in cash and cash equivalents	46,524	76,019	75,633
Cash and cash equivalents at beginning of period	294,753	218,734	143,101

Cash and cash equivalents at end of period	$341,277	$294,753	$218,734

Supplemental cash flow information:
Interest paid	$1,560	$1,515	$1,336
Income taxes paid	$6,588	$6,056	$5,343
Non-cash investing and financing activities:
Note payable issued to acquire 3Dconnexion minority interest	$—	$—	$7,400
Assumption of Spotlife capital lease	$—	$—	$2,682

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount		Shares	Amount
March 31, 2002	47,902	$33,370	$134,312	2,082	$(15,819)	$204,391	$(33,237)	$323,017
Net income	—	—	—	—	—	98,843	—	98,843
Cumulative translation adjustment	—	—	—	—	—	—	(11,312)	(11,312)
Unrealized gain net of income taxes	—	—	—	—	—	—	328	328
Deferred realized hedging losses	—	—	—	—	—	—	(779)	(779)

Total comprehensive income								87,080

Tax benefit from exercise of stock options	—	—	3,658	—	—	—	—	3,658
Purchase of treasury shares	—	—	—	1,836	(63,822)	—	—	(63,822)
Sale of shares upon exercise of options and purchase rights	—	—	12,879	(1,464)	2,750	—	—	15,629

March 31, 2003	47,902	33,370	150,849	2,454	(76,891)	303,234	(45,000)	365,562

Net income	—	—	—	—	—	132,153	—	132,153
Cumulative translation adjustment	—	—	—	—	—	—	2,009	2,009
Deferred realized hedging gains	—	—	—	—	—	—	914	914

Total comprehensive income								135,076

Tax benefit from exercise of stock options	—	—	4,200	—	—	—	—	4,200
Purchase of treasury shares	—	—	—	2,199	(79,162)	—	—	(79,162)
Sale of shares upon exercise of options and purchase rights	—	—	(22,252)	(1,751)	53,656	—	—	31,404

March 31, 2004	47,902	33,370	132,797	2,902	(102,397)	435,387	(42,077)	457,080
Net income	—	—	—	—	—	149,266	—	149,266
Cumulative translation adjustment	—	—	—	—	—	—	(2,522)	(2,522)
Deferred realized hedging gains	—	—	—	—	—	—	708	708

Total comprehensive income								147,452

Tax benefit from exercise of stock options	—	—	10,157	—	—	—	—	10,157
Purchase of treasury shares	—	—	—	2,775	(134,525)	—	—	(134,525)
Sale of shares upon exercise of options and purchase rights	—	—	(17,209)	(2,016)	63,194	—	—	45,985

March 31, 2005	47,902	$33,370	$125,745	3,661	$(173,728)	$584,653	$(43,891)	$526,149

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. designs, manufactures and markets personal peripherals for PCs and other digital platforms. The Company’s products include webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers, headsets and headphones for the PC and for gaming consoles; headsets for mobile phones; headsets, headphones and speakers for mobile entertainment platforms; advanced remote controls; digital writing solutions; and 3D control devices. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market. The Company’s registered office is located in Apples, Switzerland. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses. Actual results could differ from those estimates.

Foreign Currencies

The functional currency of the Company’s operations is primarily the U.S. dollar. To a lesser extent, certain operations use the Euro, Swiss franc, Taiwanese dollar and Japanese yen as their functional currencies. The financial statements of the Company’s subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and using monthly average rates for revenues and expenses. Cumulative translation gains and losses are included as a component of shareholders’ equity in accumulated other comprehensive loss. Gains and losses arising from transactions denominated in currencies other than a subsidiary’s functional currency are reported in other income (expense), net in the statement of income.

Revenue Recognition

Revenues are recognized when all of the following criteria are met:

•	evidence of an arrangement exists between the Company and the customer;

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	delivery has occurred and title and risk of loss transfer to the customer;

•	the price of the product is fixed or determinable; and

•	collectibility of the receivable is reasonably assured.

Revenues from sales to distributors and authorized resellers are subject to terms allowing price protection, certain rights of return and allowances for customer marketing programs. Reserves for price protection are recorded when the price protection program is approved. Estimated future returns and customer marketing programs are provided for upon revenue recognition. Future returns are estimated, and periodically adjusted, based on historical and anticipated rates of returns, distributor inventory levels and other factors, and recorded as a reduction of revenue. The costs of customer marketing programs are contractual in nature and are estimated and periodically adjusted based on levels of customer product purchases.

Advertising Costs

Advertising costs are expensed as incurred and amounted to $125.1 million, $82.1 million and $76.9 million in fiscal years 2005, 2004 and 2003. Advertising costs are recorded as either a marketing and selling expense or a deduction from revenue. Advertising costs reimbursed by the Company to a customer must have an identifiable benefit and an estimable fair value in order to be classified as an operating expense. If these criteria are not met, the cost is classified as a deduction from revenue.

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

The Company sells to large OEMs, distributors and high volume resellers and, as a result, maintains individually significant receivable balances with such customers. As of March 31, 2005, three customers represented 14%, 12% and 11% of total accounts receivable. As of March 31, 2004, one customer represented 16% and another customer represented 11% of total accounts receivable. The Company’s OEM customers tend to be well-capitalized, multi-national companies, while retail customers may be less well-capitalized. The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers’ financial condition and by purchasing credit insurance on U.S. and European retail accounts receivable. The Company generally does not require collateral from its customers.

Accounts Receivable

Accounts receivable are reported net of allowances for doubtful accounts. The allowances are based on the Company’s regular assessment of the credit worthiness and financial condition of specific customers, as well as its historical experience with bad debts, receivables aging, current economic trends and the financial condition of its distribution channels.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or market value based on a consideration of product lifecycle stage, technology trends, product development plans, component cost trends and assumptions about future demand and market conditions.

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

With the exception of tooling, depreciation is provided using the straight-line method. Plant and buildings are depreciated over estimated useful lives from ten to twenty-five years, equipment over useful lives from three to five years, software development over useful lives of three to five years and leasehold improvements over the life of the lease, not to exceed five years. Tooling is depreciated over the forecasted life of the tool, not to exceed one year from the time it is placed into production. Depreciation for tooling is calculated based on the forecasted production volume and adjusted quarterly based on actual production. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are relieved from the accounts and the net gain or loss is included in the determination of net income.

Goodwill and Other Intangible Assets

The Company’s intangible assets principally include goodwill, acquired technology, trademarks and customer contracts. Intangible assets with finite lives, which include acquired technology, trademarks and customer contracts, are recorded at cost and amortized on the straight-line method over their useful lives ranging from four to ten years. Intangible assets with indefinite lives, which include goodwill, are recorded at cost and evaluated at least annually for impairment.

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

differing treatment of items for tax and accounting purposes. In estimating future tax consequences, expected future events are taken into consideration, with the exception of potential tax law or tax rate changes.

Fair Value of Financial Instruments

The carrying value of certain of the Company’s financial instruments, including cash and cash equivalents and accounts receivable, accounts payable and accrued liabilities, short-term debt and current maturities of long-term debt approximates fair value due to their short maturities. The estimated fair value of publicly traded financial equity instruments are determined by quoted market prices.

Net Income per Share and ADS

Basic net income per share is computed by dividing net income by the weighted average outstanding registered shares. Diluted net income per share is computed using the weighted average outstanding registered shares and dilutive registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options computed using the treasury stock method, and upon the conversion of convertible debt computed using the if-converted method. For the fiscal years ended March 31, 2005, 2004 and 2003, the conversion of convertible debt was included in the registered share equivalents due to its dilutive effect.

The computations of the basic and diluted net income per share amounts for the Company were as follows (in thousands except per share amounts):

	Year ended March 31,
	2005	2004	2003
Net income – basic	$149,266	$132,153	$98,843
Convertible debt interest expense, net of income taxes	2,877	2,550	2,314

Net income – diluted	$152,143	$134,703	$101,157

Weighted average shares – basic	44,252	45,346	45,989
Effect of dilutive stock options	2,586	2,090	2,696
Effect of dilutive convertible debt	2,724	2,724	2,724

Weighted average shares – diluted	49,562	50,160	51,409

Net income per share and ADS – basic	$3.37	$2.91	$2.15

Net income per share and ADS – diluted	$3.07	$2.69	$1.97

During fiscal years 2005, 2004 and 2003, 1,009,943, 2,070,426 and 2,548,343 share equivalents attributable to outstanding stock options were excluded from the calculation of diluted net income per share because the exercise prices of these options were greater than the average market price of the Company’s registered shares, and therefore their inclusion would have been anti-dilutive.

Stock-Based Compensation Plans

The Company currently measures compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, the Company recognizes compensation expense only when it

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

grants options with a discounted exercise price. The Company applies the pro forma disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting.

If the Company had used SFAS 123 to account for stock plan compensation expense, net income and net income per share and ADS would have been as follows (in thousands except per share amounts):

	Year Ended March 31,
	2005	2004	2003
Net income:
As reported	$149,266	$132,153	$98,843
Add back: stock compensation expense included in reported net income, net of tax	—	—	92
Deduct: Total stock-based compensation expense using the fair value method, net of tax (1)	(18,509)	(16,690)	(21,300)

Pro forma net income	$130,757	$115,463	$77,635

Basic net income per share and ADS:
As reported	$3.37	$2.91	$2.15
Pro forma	$2.95	$2.55	$1.69
Diluted net income per share and ADS:
As reported	$3.07	$2.69	$1.97
Pro forma	$2.70	$2.35	$1.56

(1)	Pro forma stock-based compensation expense for fiscal years 2004 and 2005 is reported net of a $5.2 million and a $6.0 million tax benefit on expenses attributable to stock option grants to U.S. employees. Fiscal year 2003 did not reflect a tax benefit because the related deferred tax asset was reserved in the valuation allowance for that year.

The fair value of employee stock options granted and shares purchased under the Company’s purchase plans was estimated using the Black-Scholes option-pricing model applying the following assumptions and values:

	Year ended March 31,
	Purchase Plans			Stock Option Plans
	2005	2004	2003	2005	2004	2003
Dividend yield	0%	0%	0%	0%	0%	0%
Expected life	6 months	6 months	6 months	3.5 years	3.5 years	3.3 years
Expected volatility	33%	52%	67%	58%	65%	72%
Risk-free interest rate	2.06%	1.29%	1.75%	3.15%	1.81%	1.75%
Weighted average fair value per grant	$12.53	$12.08	$14.50	$20.45	$15.18	$15.00

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. In addition, the adoption of SFAS 123R will require additional accounting related to tax benefits on employee stock

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

options and for shares issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007. The Company is evaluating the requirements of SFAS 123R and expects its impact on the Company’s results of operations will not be materially different from the amounts currently disclosed pursuant to the pro forma provisions of SFAS 123.

Comprehensive Income

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income consists of net income and other comprehensive income, a component of shareholders’ equity. Other comprehensive income is comprised of foreign currency translation adjustments from those entities not using the U.S. dollar as their functional currency, unrealized gains and losses on marketable equity securities and net deferred gains and losses on hedging activity.

Note 3 — Acquisitions:

Intrigue

In May 2004, the Company acquired Intrigue Technologies, a privately held provider of advanced remote controls, based in Mississauga, Canada. The acquisition is part of the Company’s strategy to pursue new opportunities in the living room environment, positioning Logitech at the convergence of consumer electronics and personal computing in the digital living room.

Under the terms of the purchase agreement, the Company acquired all the outstanding shares of Intrigue Technologies for $29.0 million in cash. An additional $1.6 million was incurred for transaction costs. The agreement provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of remote control revenue targets. The revenue measurement period for purposes of determining the performance payments will be the four-quarter consecutive period with the highest revenue beginning in April 2006 through September 2007. In the event remote control revenues during the measurement period reach the maximum level, as defined in the agreement, the amount of performance payments would total approximately 27% of remote control revenues during that period, although the percentage could be higher at lower revenue target levels. The aggregate amount of performance payments, if any, will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008, and will be recorded as an adjustment to goodwill. No performance payments will be required for revenue levels less than $55.0 million during the revenue measurement period.

The acquisition has been accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their estimated fair values as determined by Company management based on information available at the date of acquisition. The Company obtained an independent appraisal to assist management in its determination of the fair values of the acquired identifiable intangible assets. The results of operations of the acquired company were included in Logitech’s consolidated statement of income from the acquisition date forward. Pro forma results of operations are not presented, as the results of operations of Intrigue at the time of acquisition was not material to the Company’s consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total purchase price was allocated to the fair values of assets acquired and liabilities assumed as follows (in thousands):

Tangible assets acquired	$3,410
Intangible assets acquired:
Database	5,700
Technology	2,400
Trademark/trade name	900
Customer contracts	600
Goodwill	23,163

36,173
Liabilities assumed	(2,339)
Deferred tax liability related to intangible assets acquired	(1,734)
Transaction costs	(1,550)

Total consideration	$30,550

The acquired database consists of various proprietary databases developed by Intrigue, including its device and infrared database, which support infrared-controlled devices made by manufacturers. The acquired technology relates to developed software used in Intrigue’s line of advanced remote controls. Trademark/trade name relates to the Harmony brand name which the remote controls are sold under and which Logitech has continued to use in its product portfolio. Customer contracts relate to certain existing relationships with distributors through established contracts. The value of the database, acquired technology and trademark/trade name were determined using the royalty savings approach, which estimates the value of the assets by capitalizing the royalties saved as a result of acquiring the assets. The value of the customer contracts were determined using the cost savings approach, which estimates the amount saved by the Company as a result of acquiring the asset.

The acquired intangible assets are amortized on a straight-line basis over their estimated useful lives. The database is being amortized over an estimated useful life of ten years and all other acquired intangible assets are being amortized over estimated useful lives of five years. Goodwill associated with the acquisition is not subject to amortization and is not expected to be deductible for income tax purposes.

Spotlife

In November 1999, Logitech announced the formation of a new company, Spotlife, Inc., focused on enhancing video communications using the Internet. Logitech invested $7.0 million in Spotlife and, at March 31, 2002, owned approximately 35.2% of Spotlife’s outstanding shares on a fully diluted basis. Outside investors had the ability to exercise significant influence over the management of the company, and Logitech accounted for its investment in this company using the equity method.

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3Dconnexion

In June 1998, the Company acquired 49% of the outstanding shares of 3Dconnexion, the provider of Logitech’s 3D controllers, and accounted for the investment using the equity method. In September 2001, the Company acquired an additional 2% of the outstanding shares and a controlling interest. 3Dconnexion’s assets and liabilities have been included in the Company’s consolidated financial statements since September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion’s assets, liabilities and results of operations have not been material to the Company’s financial position, results of operations, or cash flows.

On April 5, 2002, the Company exercised its option to purchase the remaining outstanding shares for $7.4 million, which was paid in cash in July 2003. A summary of the purchase consideration is as follows (in thousands):

Net investment in 3Dconnexion at April 5, 2002	$5,800
Notes payable to 3Dconnexion stockholders	7,400
Transaction costs	510

Total consideration	$13,710

The acquisition of the remaining outstanding shares in April 2002 was accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information currently available. The $5.8 million net investment at April 5, 2002, reflects the original investment in 3Dconnexion under the equity method as well as the fair value of the assets and liabilities acquired at the time of the 2% acquisition.

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4 — Equity Investments:

In July 2003, the Company made a $15.1 million cash investment in the Anoto Group AB (“Anoto”) which represents approximately 10% of Anoto’s outstanding shares and is accounted for under the cost method. In connection with the investment, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish technology company from which Logitech licenses its digital pen technology. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology. Expenses incurred for license fees and NRE service fees to Anoto were $.7 million and $.9 million during fiscal years 2005 and 2004.

In prior years and most recently in May 2004, the Company made cash investments in A4Vision, Inc. totaling $1.2 million, which represents approximately 4% of A4Vision’s outstanding shares. The Company accounts for the investment under the cost method. In connection with the investment, a Logitech executive was appointed to the A4Vision board of directors. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software. Expenses incurred for license fees to A4Vision amounted to $.2 million during fiscal years 2005 and 2004.

The Company uses the cost method of accounting for all other investments, all of which represent less than 20% ownership interests.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5 — Balance Sheet Components:

The following provides a breakout of certain balance sheet components (in thousands):

	March 31,
	2005	2004
Accounts receivable:
Accounts receivable	$274,538	$249,175
Allowance for doubtful accounts	(5,166)	(6,068)
Allowance for customer programs and returns	(40,138)	(36,920)

	$229,234	$206,187

Inventories:
Raw materials	$39,162	$32,592
Work-in-process	572	554
Finished goods	136,252	102,415

	$175,986	$135,561

Other current assets:
Tax and VAT refund receivables	$13,384	$17,520
Deferred taxes	23,446	17,390
Prepaid expenses and other	13,534	10,394

	$50,364	$45,304

Property, plant and equipment:
Land	$2,017	$1,929
Plant and buildings	21,558	20,640
Equipment	82,698	72,431
Computer equipment and software	63,110	56,395
Construction-in-progress	16,136	2,716

	185,519	154,111
Less: accumulated depreciation	(132,863)	(116,803)

	$52,656	$37,308

Other assets:
Debt issuance costs	$651	$1,216
VAT refund receivable	—	4,900
Deposits and other	1,809	3,357

	$2,460	$9,473

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6 — Goodwill and Other Intangible Assets:

The Company’s acquired other intangible assets subject to amortization were as follows (in thousands):

	March 31, 2005			March 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$16,902	$(11,450)	$5,452	$15,985	$(9,208)	$6,777
Technology	25,423	(15,559)	9,864	17,323	(11,557)	5,766
Customer contracts	600	(100)	500	—	—	—

	$42,925	$(27,109)	$15,816	$33,308	$(20,765)	$12,543

For the years ended March 31, 2005, 2004 and 2003, amortization expense for other intangible assets was $6.3 million, $5.2 million and $5.0 million. The Company expects that annual amortization expense for the fiscal years ending 2006, 2007, 2008, 2009 and 2010 will be $4.8 million, $3.9 million, $2.5 million, $1.6 million and $.7 million; and $2.3 million in total thereafter.

In connection with Logitech’s acquisition of Intrigue Technologies in May 2004, the Company recorded goodwill of $23.2 million based on estimated fair values at the date of acquisition. In the fourth quarter of fiscal year 2005, goodwill was reduced by $.3 million for purchase price adjustments related to the Intrigue acquisition. Also, during fiscal year 2005, the Company recorded additions to goodwill of $2.8 million for foreign currency translation adjustments.

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

Note 7 — Financing Arrangements:

Short-term Credit Facilities

The Company had several uncommitted, unsecured bank lines of credit aggregating $73.3 million at March 31, 2005. There are no financial covenants under these lines of credit with which the Company must comply. Borrowings outstanding were $9.9 million and $10.1 million at March 31, 2005 and 2004. The borrowings under these agreements were denominated in Japanese yen at a weighted average annual interest rate of 1.3% at March 31, 2005 and 2004 and were due on demand.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term Debt

Long-term debt was comprised of the following (in thousands):

	March 31,
	2005	2004
Convertible debt	$147,738	$137,008
Renewable Swiss mortgage loan	—	3,621
Capital lease obligations	92	399

Total long-term debt	147,830	141,028
Less current maturities	42	4,020

Long-term portion	$147,788	$137,008

On June 8, 2001, Logitech sold CHF 170.0 million ($95.6 million based on exchange rates at date of issuance) aggregate principal amount of its 1% convertible bonds, which mature in June 2006. The net proceeds of the convertible bond offering were used to refinance debt associated with the Company’s acquisition of Labtec in March 2001. The Company registered the convertible bonds for resale with the Swiss Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%.

Logitech may redeem the bonds on notice if the closing price of its registered shares is at least 150% of the conversion price on 20 consecutive trading days, or if 95% of the bonds have been converted. Unless the Company redeems the bonds early, bondholders may convert their bonds at any time until June 5, 2006 into Logitech registered shares at the conversion price of CHF 62.40 ($52.24 based on exchange rates at March 31, 2005) per share. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan. As of March 31, 2005, the carrying amount of the convertible bonds was CHF 176.5 million ($147.7 million) and the fair value based upon quoted market value was CHF 209.5 million ($175.4 million). As of March 31, 2004, the carrying amount of the convertible bonds was CHF 174.8 million ($137.0 million) and the fair value based upon quoted market value was CHF 198.9 million ($155.9 million).

Note 8 — Shareholders’ Equity:

In June 2004, the Company’s shareholders renewed the approval of 10 million authorized registered shares for use in acquisitions, mergers and other transactions, valid through June 24, 2006.

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

Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings ($274.5 million at March 31, 2005) and is subject to shareholder approval. The Company will recommend to its shareholders that no cash dividends be paid in 2005.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under Swiss corporate law, a minimum of 5% of the Company’s annual net income must be retained in a legal reserve until this legal reserve equals 20% of the Company’s issued and outstanding aggregate par value per share capital. These legal reserves represent an appropriation of retained earnings that are not available for distribution and totaled $8.0 million at March 31, 2005.

Additionally, under Swiss corporate law, the Company is required to establish a reserve equal to the amount of treasury shares repurchased at year-end. The reserve for treasury shares, which is not available for distribution, totaled $173.7 million at March 31, 2005.

During fiscal years 2005, 2004 and 2003, the Company repurchased shares under buyback programs authorized by the Board of Directors as follows (in thousands):

Date of Announcement	Approved Buyback Amount		Equivalent USD Amount(1)	Expiration Date	Amount Repurchased During Year Ended March 31,
					Program to date		2005		2004		2003
					Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
April 2004	CHF	250,000	$200,000	June 2006	2,775	$134,525	2,775	$134,525	—	$—	—	$—
October 2003	CHF	40,000	$32,090	March 2004	665	$32,090	—	$—	665	$32,090	—	$—
February 2003	CHF	75,000	$54,728	September 2003	1,772	$54,728	—	$—	1,534	$47,072	238	$7,656
July 2002	CHF	75,000	$52,414	March 2003	1,510	$52,414	—	$—	—	$—	1,510	$52,414
June 2002	CHF	6,000	$3,752	June 2002	88	$3,752	—	$—	—	$—	88	$3,752

(1)	Represents the approved buyback amount in U.S. dollars, calculated based on exchange rates on the repurchase dates.

Note 9 — Employee Benefit Plans:

Employee Share Purchase Plan

Under the 1996 Employee Share Purchase Plan, eligible employees may purchase registered shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period.

Stock Option Plans

Under the 1996 Stock Plan, the Company may grant to employees options for registered shares or ADSs, restricted shares, stock appreciation rights, and stock units, which are bookkeeping entries representing the equivalent of shares. A total of 19,000,000 registered shares and/or ADSs may be issued under this plan. Options generally vest over four years and remain outstanding for periods not to exceed ten years. Options may only be granted at exercise prices of at least 100% of the fair market value of the registered shares on the date of grant. Restricted shares and stock appreciation rights may be granted at prices less than 100% of the fair market value of the registered shares on the date of grant; no cash consideration is required to be paid by employees in connection with the grant of stock units. The Company has made no grants of restricted shares, stock appreciation rights or stock units. As of March 31, 2005, a total of 4,105,874 options were available for grant under the 1996 Stock Plan.

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Compensation expense is recognized over the vesting period when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. Compensation expense of $92,000 was recorded in fiscal year 2003 for such option grants. This amount was accrued as a liability when the expense was recognized and subsequently credited to additional paid-in capital upon exercise of the related stock option. No compensation expense was recognized in fiscal years 2005 and 2004, and no further compensation expense will be recognized in future periods related to these historical grants.

A summary of activity under the stock option plans is as follows (exercise prices are weighted averages):

	Year ended March 31,
	2005		2004		2003
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	7,164,098	$26	7,737,136	$21	7,787,950	$17
Granted	1,296,730	$47	1,249,880	$33	1,581,725	$31
Exercised	(1,828,678)	$21	(1,577,644)	$16	(1,301,845)	$9
Cancelled or expired	(157,819)	$36	(245,274)	$34	(330,694)	$30

Outstanding, end of year	6,474,331	$32	7,164,098	$26	7,737,136	$21

Exercisable, end of year	2,780,590	$25	3,291,734	$19	3,612,857	$13

The following table summarizes information regarding stock options outstanding at March 31, 2005 (exercise prices and contractual lives are weighted averages):

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number	Exercise Price	Contractual Life (years)	Number	Exercise Price
$ 4 – $20.99	1,210,303	$10	4.4	1,054,119	$8
$21 – $30.99	1,411,473	$27	6.8	656,725	$28
$31 – $35.99	1,817,282	$33	7.7	571,356	$34
$36 – $45.99	1,215,973	$44	8.4	255,840	$40
$46 – $68.99	819,300	$50	8.2	242,550	$49

$ 4 – $68.99	6,474,331	$32	7.1	2,780,590	$25

Defined Contribution Plans

Certain of the Company’s subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 2005, 2004 and 2003, were $4.7 million, $5.1 million and $3.4 million.

Defined Benefit Plan

One of the Company’s subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees’ years of service and earnings. The Company’s practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations. Net pension costs for the years ended March 31, 2005, 2004 and 2003 were $1.2 million, $.9 million and $.4 million. The plan’s net pension liability at March 31, 2005 and 2004 was $2.5 million and $1.6 million.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10 — Income Taxes:

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company’s income before taxes and the provision for income taxes are generated outside of Switzerland. The portion of the Company’s income before taxes for fiscal years 2005, 2004 and 2003 subject to foreign income taxes was $58.2 million, $57.0 million and $52.2 million. Consequently, the weighted average expected tax rate may vary from period to period to reflect the generation of taxable income in different tax jurisdictions.

The provision for income taxes consists of the following (in thousands):

	Year ended March 31,
	2005	2004	2003
Current:
Swiss	$2,773	$1,481	$2,277
Foreign	29,637	19,451	23,353
Deferred:
Swiss	(620)	(192)	1,425
Foreign	(5,450)	(7,224)	(2,346)

Total	$26,340	$13,516	$24,709

Deferred income tax assets and liabilities consist of the following (in thousands):

	March 31,
	2005	2004
Net operating loss carry forwards	$25,229	$24,793
Research and development and other tax credit carry forwards	11,547	10,746
Accruals	18,816	16,409
Depreciation and amortization	3,915	805

Gross deferred tax assets	59,507	52,753

Deferred tax liabilities	(614)	(1,233)

Valuation allowance	(35,387)	(34,084)

Net deferred tax assets	$23,506	$17,436

Management regularly assesses the ability to realize deferred tax assets recorded in the Company’s entities based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. In November 2003, the Company released a valuation allowance on specific deferred tax assets after it had determined that the valuation allowance was no longer required. As a result, the income tax provision and net income for fiscal year 2004 included a one-time favorable impact of $13.4 million. In the event future taxable income is below management’s estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in the Company’s effective tax rate.

Deferred tax assets of $35.4 million at March 31, 2005 pertain to net operating loss (“NOL”) and tax credit carry forwards resulting from the exercise of employee stock options. Management believes that it is more likely than not that the Company will not realize these deferred tax assets and, accordingly, a valuation allowance has

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

been established for such amounts. When this valuation allowance is released through generating sufficient taxable income to utilize the NOL deductions and tax credits, the benefit of the release of the valuation allowance will be accounted for as a credit to shareholders’ equity rather than as a reduction of the income tax provision. During the fiscal years 2005, 2004 and 2003, the valuation allowance increased by $1.3 million, increased by $.7 million, and decreased by $3.9 million, due to exercises of employee stock options.

As of March 31, 2005, the Company’s foreign net operating loss and tax credit carry forwards for income tax purposes were $69.5 million and $6.5 million. If not utilized, these carry forwards will begin to expire in fiscal year 2007.

The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income or loss in each country multiplied by that country’s applicable statutory tax rates. The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled below (in thousands):

	Year ended March 31,
	2005	2004	2003
Expected tax provision at weighted average rate	$26,513	$27,655	$27,532
Change in valuation allowance	—	(13,350)	(2,247)
Research and development tax credits	(304)	(892)	(705)
Other	131	103	129

Total provision for income taxes	$26,340	$13,516	$24,709

Note 11 — Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into foreign exchange forward contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during fiscal years 2005, 2004 and 2003. The notional amount of foreign exchange forward contracts outstanding at March 31, 2005 and 2004 were $20.0 million and $10.4 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized gains totaled $.2 million at March 31, 2005 and are expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net losses reclassified to cost of goods sold during fiscal years 2005, 2004 and 2003 were $1.0 million, $3.5 million and $1.1 million.

The Company also enters into foreign exchange forward contracts to hedge against foreign currency exposures inherent in forecasted sales denominated in non-functional currencies, also designated as cash flow hedges. The foreign exchange forward contracts are entered into on a monthly basis and generally mature between one to two months, corresponding with the expected payment terms on the Company’s sales. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged receivable is settled, at which time the gains or losses are reclassified to other income (expense). The notional amount of foreign exchange forward contracts

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

outstanding at March 31, 2005 and 2004 were $5.0 million and $3.5 million. The notional amount of foreign exchange swap contracts outstanding at March 31, 2005 was $2.7 million. There were no foreign exchange swap contracts outstanding at March 31, 2004. Deferred gains on the contracts recorded in accumulated other comprehensive loss were immaterial at March 31, 2005.

Note 12 — Commitments and Contingencies:

The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company’s option and usually include escalation clauses linked to inflation. Future minimum annual rentals under noncancelable operating leases at March 31, 2005 are as follows (in thousands):

Year ending March 31,
2006	$7,433
2007	5,840
2008	5,571
2009	5,158
2010	4,358
Thereafter	12,134

$40,494

Rent expense was $7.0 million, $6.9 million and $6.3 million during the years ended March 31, 2005, 2004 and 2003.

At March 31, 2005, the Company had approximately $91.6 million in noncancelable purchase commitments with suppliers for inventory. Fixed commitments for capital and other expenditures approximated $14.6 million and primarily related to commitments for manufacturing equipment, software, and also for commitments related to the construction of the Company’s new factory in Suzhou, China. The Company also had commitments of $.2 million related to its participation in an investment partnership.

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly varies. At March 31, 2005, the amount of these outstanding guaranteed purchase obligations was approximately $3.8 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at March 31, 2005. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Certain of the Company’s products are subject to the European Union’s (“EU”) Waste Electrical and Electronic Equipment Directive (“WEEE”), which require producers of electrical goods be financially

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

responsible for specified collection, recycling, treatment and disposal of covered products. The original implementation date proposed by the WEEE Directive for enactment of national legislation by EU member states was August 2004. Producers are to be financially responsible under the WEEE legislation beginning in August 2005. The Company is currently evaluating the impact of compliance with the WEEE directive. To date, specific legal requirements have not been finalized by many member states, with certain member states delaying implementation beyond August 2005. Until sufficient national legislations are available for interpretation, it is not possible for the Company to estimate the financial impact of complying with the directive.

The Company is involved in a pending lawsuit relating to patent infringement and in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. The Company believes these lawsuits and claims are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Note 13 — Interest and Other Income:

Interest and other income, net was comprised of the following (in thousands):

	Year ended March 31,
	2005	2004	2003
Interest income	$3,771	$2,278	$2,411
Interest expense	(3,630)	(4,136)	(3,607)

Interest income (expense), net	$141	$(1,858)	$(1,196)

Foreign currency exchange gains, net	$3,522	$2,966	$2,801
Loss on sale of investments	—	—	(514)
Write-off of investments	—	(515)	(1,161)
Other, net	269	(478)	(260)

Other income, net	$3,791	$1,973	$866

Note 14 — Geographic Information:

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for personal computers and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets, unamortized intangibles, and investments are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Year ended March 31,
	2005	2004	2003
Europe	$733,667	$592,067	$487,762
North America	532,611	473,065	435,612
Asia Pacific	216,348	203,338	176,914

Total net sales	$1,482,626	$1,268,470	$1,100,288

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In fiscal year 2005, one customer represented 14% and another customer represented 10% of net sales. In fiscal years 2004 and 2003 one customer represented 10% and 12% of net sales.

Long-lived assets by geographic region were as follows (in thousands):

	March 31,
	2005	2004
Europe	$53,363	$51,465
North America	141,125	112,722
Asia Pacific	27,523	19,924

Total long-lived assets	$222,011	$184,111

Note 15 — Other Disclosures Required by Swiss Law:

Balance Sheet Items

The amounts of certain balance sheet items were as follows (in thousands):

	March 31,
	2005	2004
Prepayments and accrued income	$11,011	$6,512
Non-current assets	$222,011	$184,111
Pension liabilities, current	$38	$30
Fire insurance value of property, plant and equipment	$120,508	$101,603

Statement of Income Items

Total personnel expenses amounted to $146.4 million, $111.4 million and $98.7 million in fiscal years 2005, 2004 and 2003.

LOGITECH INTERNATIONAL S.A.

QUARTERLY FINANCIAL DATA

(Unaudited)

The following table contains selected unaudited quarterly financial data for fiscal years 2005 and 2004 (in thousands except per share amounts):

	Year ended March 31, 2005				Year ended March 31, 2004
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$266,594	$329,568	$483,816	$402,648	$218,192	$293,593	$409,557	$347,128
Gross profit	90,866	109,269	168,328	135,124	60,638	92,462	140,475	115,347
Operating expenses:
Marketing and selling	39,569	49,233	61,020	51,531	28,032	39,483	47,751	41,527
Research and development	16,679	17,503	19,160	20,558	14,595	14,541	15,582	16,571
General and administrative	13,042	12,986	14,547	16,085	10,158	11,019	11,800	12,309

Total operating expense	69,290	79,722	94,727	88,174	52,785	65,043	75,133	70,407
Operating income	21,576	29,547	73,601	46,950	7,853	27,419	65,342	44,940
Net income	$18,855	$25,989	$64,189	$40,233	$5,697	$21,204	$66,800	$38,452
Net income per share and ADS:
Basic	$.42	$.59	$1.46	$.91	$.12	$.46	$1.49	$.85
Diluted	$.39	$.54	$1.32	$.83	$.12	$.44	$1.35	$.78
Shares used to compute net income per share and ADS:
Basic	44,828	44,112	43,829	44,226	45,743	45,669	44,879	45,117
Diluted	50,295	49,219	49,176	49,533	48,056	50,093	49,764	50,404

The following table sets forth certain quarterly financial information as a percentage of net sales:

	Year ended March 31, 2005				Year ended March 31, 2004
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	34.1	33.2	34.8	33.6	27.8	31.5	34.3	33.2
Operating expenses:
Marketing and selling	14.8	14.9	12.6	12.8	12.8	13.4	11.7	12.0
Research and development	6.3	5.3	4.0	5.1	6.7	5.0	3.8	4.8
General and administrative	4.9	3.9	3.0	4.0	4.7	3.8	2.9	3.5

Total operating expense	26.0	24.2	19.6	21.9	24.2	22.2	18.3	20.3
Operating income	8.1	9.0	15.2	11.7	3.6	9.3	16.0	12.9
Net income	7.1%	7.9%	13.3%	10.0%	2.6%	7.2%	16.3%	11.1%

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of Logitech International S.A.:

Our audits of the consolidated financial statements referred to in our report dated May 18, 2005 appearing in this 2005 Annual Report on Form 20-F also included an audit of the financial statement schedule set out on page F-28 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers S.A.

/s/ M. FOLEY M. Foley	/s/ D. LUSTENBERGER D. Lustenberger

Lausanne, May 18, 2005

LOGITECH INTERNATIONAL S.A.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Fiscal Year	Description	Balance at beginning of period	Charged to bad debt expense	Write-offs charged to allowance	Balance at end of period
2005	Allowance for doubtful accounts	$6,068	$55	$(957)	$5,166
2004	Allowance for doubtful accounts	$7,716	$1,271	$(2,919)	$6,068
2003	Allowance for doubtful accounts	$7,578	$4,380	$(4,242)	$7,716