Form 20-F
period 2006-03-31
LOGITECH INTERNATIONAL SA
filed 2006-05-19
CIK 1032975

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

Commission File Number: 0-29174

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one registered share at par value CHF .5 per share	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2006 was 95,803,310 registered shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.    ☒ Large accelerated filer    ☐ Accelerated filer    ☐ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☒ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐ Yes    ☒ No

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management as of the filing date of this Form 20-F. These forward-looking statements include statements related to:

•	our business strategy for new areas of growth and for building on the Company’s current strengths;

•	our belief that we are positioned to take full advantage of opportunities in the market for personal peripheral products;

•	our business and product plans for fiscal year 2007 and evolving market trends affecting our products;

•	our expectation that audio, video and advanced remote controls will continue to be the key growth drivers;

•	our expectation that new products to be launched later in fiscal year 2007, particularly in the speaker and cordless categories, will carry higher margins than the products they replace; and

•	the sufficiency of our cash and cash equivalents, cash generated from operations, and available borrowings under our bank lines of credit to fund capital expenditures and working capital needs for the foreseeable future.

Factors that might affect these forward-looking statements include, among other things:

•	market acceptance for our products;

•	our ability to introduce successful products in a timely manner and to compete effectively in the personal peripherals industry;

•	our ability to implement our business strategy;

•	our ability to accurately predict evolving market trends;

•	our ability to match production levels with product demand and to successfully coordinate worldwide manufacturing and distribution; and

•	general economic and business conditions.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions are intended to identify such forward-looking statements. These statements reflect our views and assumptions. All forward-looking statements are subject to various risks and uncertainties that could cause our actual results to differ materially from expectations. The factors that could cause our actual results to differ are discussed more fully under Item 3 “Key Information – Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. We undertake no obligation to publicly update or revise any forward-looking statements.

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

	Year ended March 31,
	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)
Consolidated statements of income and cash flow data:
Net sales	$1,796,715	$1,482,626	$1,268,470	$1,100,288	$943,546
Gross profit	574,110	503,587	408,922	364,504	315,548
Operating expenses:
Marketing and selling	223,063	201,353	156,793	141,194	130,060
Research and development	87,953	73,900	61,289	56,195	50,531
General and administrative	64,183	56,660	45,286	43,233	37,739

Total operating expenses	375,199	331,913	263,368	240,622	218,330
Operating income	198,911	171,674	145,554	123,882	97,218
Net income	$181,105	$149,266	$132,153	$98,843	$74,956
Net income per share and ADS:
Basic	$2.00	$1.69	$1.46	$1.08	$0.84
Diluted	$1.84	$1.53	$1.34	$0.99	$0.75
Shares used to compute net income per share and ADS:
Basic	90,681	88,504	90,692	91,978	89,858
Diluted	99,385	99,125	100,320	102,819	101,878
Net cash provided by operating activities	$152,217	$213,674	$166,460	$145,108	$112,595

	March 31,
	2006	2005	2004	2003	2002
	(In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$245,014	$341,277	$294,753	$218,734	$143,101
Total assets	$1,057,064	$1,027,697	$873,920	$744,456	$599,210
Long-term debt, net of current maturities	$4	$147,788	$137,008	$131,615	$104,812
Shareholders’ equity	$685,176	$526,149	$457,080	$365,562	$323,017

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

	Average (1)	High	Low	Period End
Fiscal 2002	CHF 1.699	CHF 1.819	CHF 1.586	CHF 1.682
Fiscal 2003	1.469	1.674	1.325	1.354
Fiscal 2004	1.311	1.418	1.219	1.268
Fiscal 2005	1.225	1.320	1.134	1.195
Fiscal 2006	1.270	1.326	1.179	1.303

(1)	Represents the average of the noon buying rate on the last business day of each month during the year.

	High	Low
Monthly Highs and Lows (over the most recent six month period):
November 2005	CHF 1.326	CHF 1.278
December 2005	CHF 1.321	CHF 1.279
January 2006	CHF 1.294	CHF 1.260
February 2006	CHF 1.320	CHF 1.284
March 2006	CHF 1.320	CHF 1.289
April 2006	CHF 1.304	CHF 1.241

As of May 1, 2006, the noon buying rate between the U.S. dollar and the Swiss franc was CHF 1.239.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risk Factors

Our operating results are difficult to predict and fluctuations in results may cause volatility in the price of our registered shares and American Depositary Shares (“ADSs”).

Our revenues and profitability are difficult to predict due to the nature of the markets in which we compete and for many other reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting quarterly revenues and profitability.

•	We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•	Fluctuations in currency exchange rates can produce an impact on our revenues and profitability because we report our financial statements in U.S. dollars, whereas we have significant transactions in other currencies. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our registered shares and ADSs.

If we do not introduce successful products in a timely manner, our business and operating results could suffer.

The personal peripherals industry is characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive.

The success of our products depends on several factors, including our ability to:

•	anticipate technology, market trends and consumer demands;

•	develop innovative and reliable new products and enhancements in a cost-effective and timely manner; and

•	distinguish our products from those of our competitors.

If we do not execute on these factors successfully, products we introduce or technologies or standards that we adopt may not gain widespread commercial acceptance, and our business and operating results could suffer. For example, if we do not address the consumer trend toward notebooks by timely developing products to support the continued growth of the notebook market segment, our sales could be adversely impacted in future periods.

Our gross margins can vary significantly depending on product mix, customers and other factors.

We have a diversified product portfolio of over 200 different personal peripherals for PCs and other digital platforms. We sell these products through a worldwide network of domestic and international distributors, retailers, and OEM customers. Our gross margins vary significantly by product line and customer type, as well as within product lines.

When the mix of products sold shifts from higher margin product lines to lower margin product lines, or to lower-margin products within product lines, our overall gross margins and our profitability may be adversely affected. For example, gross margins in the audio category are lower than the Company’s other core product categories. Overall gross margins in recent quarters has been adversely impacted in part due to the increase in audio sales as a percentage of total sales. If audio sales continue to increase as a percentage of total sales, overall gross margins will be adversely impacted to the extent that gross margin improvements in the audio category, if any, are unable to offset this decrease.

Similarly, our gross margins are generally lower for sales to OEM customers compared with sales to our retail customers. Increases in OEM sales or decreases in retail sales relative to total sales may also negatively impact our gross margins.

Gross margins can also vary due to consumer demand, competition, product life cycle, new product introductions, unit volumes, commodity and supply chain costs, and the complexity and functionality of new product innovations. The impact of the above on gross margins can create fluctuations in operating results, which may cause volatility in the price of the registered shares and ADSs.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market, and a trend of declining average selling prices in the OEM market. We continue to experience aggressive price competition and other promotional activities from our primary competitors and from less-established brands, and we may choose to adjust prices or increase other promotional activities to improve our competitive position. We may also encounter more competition if any of our competitors decides to enter other markets in which we currently operate.

In addition, we have been expanding the categories of products we sell, and entering new markets, such as the market for programmable remote controls. As we do so, we are confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name recognition than we have. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies in our developing categories, as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we have.

We expect continued pressure in our retail business, particularly in the terms and conditions that our competitors offer customers, which may be more favorable than our terms. Future market conditions, product transitions, and initiatives by our competitors may require us to take actions to increase our customer incentive programs and could impact our revenues and operating margins.

Corded and Cordless.  Microsoft is our main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We continue to encounter aggressive pricing practices, promotions, and channel marketing on a worldwide basis from Microsoft, which will continue to impact our revenues and margins. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share. The emerging Notebook peripheral segment is also an area where we face new competitors that have broader Notebook product offerings, as well as aggressive pricing and promotions.

Microsoft is a leading producer of operating systems and applications with which our mice and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its mice and keyboards to correspond with ongoing enhancements to its operating systems and software applications, for example the expected Vista operating system launch expected in early 2007, before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Video.  Our main competitor in the U.S. for PC web cameras is Creative Labs, which offers a complete line of PC web cameras. In Europe, our main competitors are Creative Labs and Philips. In view of the rapid growth of this market, we expect additional competitors, including major players such as Microsoft, to enter this category in the near future. We continue to encounter aggressive pricing practices, promotions, and channel marketing on a worldwide basis from Creative Labs, which will continue to impact our revenues and margins. We are also experiencing ongoing competition from less-established providers of PC web cameras that are seeking shelf space and increased market share through price competition.

Gaming.  Competitors for our interactive entertainment products include Intec, Mad Catz, Pelican Accessories and Saitek Industries. Our cordless controllers for PlayStation®2 also compete against corded controllers offered by Sony. In addition, our cordless controllers for Microsoft Xbox™ are competing against Microsoft corded controllers.

Audio.  Competitors in audio devices vary by product line. In the PC, mobile entertainment and communication platform speaker business, competitors include Altec Lansing, Creative Labs and Bose Corporation. In the PC and console headset, telephony and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary.

Advanced Remote Controls.  With our acquisition of Intrigue Technologies in May 2004, we expanded our product portfolio to include a new line of personal peripheral devices for home entertainment systems. We have greatly expanded our market share in this business recently. With many companies offering universal remote controls, our success will likely attract more competition. Our competitors include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed. If we do not compete effectively, demand for our products could decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

If we do not continue to improve our product demand forecasting our business and operating results could be adversely affected.

We use our forecasts of demand for our products to make decisions regarding investments of our resources and production levels of our products. Although we receive forecasts from many of our customers, they are not always obligated to purchase the forecasted demand. Also, actual sales volumes for individual products in our retail distribution channel can be volatile due to changes in consumer preferences and other reasons. In addition, our retail products have short product life cycles, so a failure to accurately predict high demand for a product can result in lost sales that we may not recover in subsequent periods, or higher product costs if we meet demand by paying higher costs for materials, production and delivery. We could also frustrate our customers and lose shelf space. Our failure to predict low demand for a product can result in excess inventory, lower cash flows and lower margins if we are required to reduce product prices in order to reduce inventories.

We have rapidly and significantly expanded the number and types of products we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and our sales markets has increased the difficulty of accurately forecasting product demand.

We have experienced large differences between our forecasts and actual demand for our products and expect differences to arise in the future. If we do not continue to improve the accuracy of our forecasts our business and operating results could be adversely affected.

Our business depends in part on access to third party platforms or technologies, and if the access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

In recent years we have expanded our product portfolio to include products designed for use with third party platforms such as the Apple iPod, Microsoft Xbox™, Sony Playstation, and the Sony PSP. The growth of our business is in part due to sales of these products. However, our business in these categories relies on our access to the platforms of third parties, which can be withdrawn, denied or not be available on terms acceptable to us. For example, to date Microsoft has not licensed us, or any other manufacturer, to produce third party wireless peripherals for use with their new Xbox 360™ gaming console.

Our access to third party platforms may require our paying a royalty, which lowers our product margins, or may otherwise be on terms that are not acceptable to us. In addition, the third party platforms or technologies used to interact with our product portfolio can change without prior notice to us, which can result in our having excess inventory or lower margins. For example, when Apple changed the connector for the iPod with the release of the iPod Nano without notice to us, we experienced increased inventories and lower prices than we had anticipated on headset products we had designed for use with the iPod.

If we are unable to access third party platforms or technologies, or if our access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

If we do not successfully introduce and market products for notebook PCs our business and results of operations may suffer.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of the increasing popularity of notebook products over desktop PCs. In our OEM channel, this shift could adversely affect our sales of OEM mice, which are sold with name-brand desktop PCs. Our OEM mice sales have historically made up the bulk of our OEM sales, and our OEM sales accounted for 12% and 13% of total revenues during fiscal year 2006 and 2005. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

In our retail channels, the impact of the growing popularity of notebook PCs is uncertain, but may result in a decreased need by consumers for keyboards. This could adversely affect our sales of keyboards and desktops (mouse and keyboard combination). If we do not suitably adapt our product offerings to successfully introduce products for the notebook PC, consumers may decrease purchases of our products, which would adversely affect our business and results of operations.

Our business could be negatively impacted by delays and complications resulting from our implementation of a new enterprise resource planning system.

We use enterprise resource planning (“ERP”) software in the operation of our business and maintenance of business and financial data related to our daily operations. We are in the process of upgrading this software, and we anticipate transitioning to a new version in the second quarter of fiscal 2007. If the upgrade is materially delayed, or if we are unable to effectively implement the new software, we may be unable to timely or accurately process or access business and financial information stored on the system, which could adversely impact our daily operations and the timely reporting of financial results.

We are exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Further, Section 404 requires the company’s independent public accountants to attest to and report on management’s evaluation of those controls. As a foreign private issuer, we are not required to comply with the requirements of Section 404 until our fiscal year ending March 31, 2007. We are currently in the process of documenting and testing our internal controls over financial reporting to comply with these requirements. We are also in the process of upgrading our ERP software. Both efforts require substantial time and resources to successfully complete. In addition, the timing of the ERP implementation has a significant impact on the potential cost of the compliance effort. We have recently experienced delays in the ERP implementation. If the ERP implementation is further delayed and the time period available to assess and evaluate internal control effectiveness is shortened, our compliance costs could increase substantially and our ability to timely complete our evaluation of our internal controls may be impacted.

We have committed substantial time and resources to evaluate and assess the effectiveness of our internal controls and to implement ERP software. During these processes, we have identified deficiencies and may identify others in our system of internal controls over financial reporting that may require remediation. Our evaluation and testing is ongoing, and there can be no assurance that we will not identify further deficiencies that would require remediation. If we are not able to remediate identified deficiencies in a timely manner that either alone or together constitute material weaknesses in our internal controls, we will not be able to determine that our internal controls over financial reporting are effective and comply with Section 404 in a timely manner. This could result in a negative perception of the reliability of our financial statements and subsequently a decline in the price of our securities.

Our principal manufacturing operations and third-party contract manufacturers are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations and third-party contract manufacturers are located in China. Our manufacturing operations in Suzhou, China could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade, public health and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future.

Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the Chinese yuan renminbi (“CNY”), the local currency of China. In recent years, China has been under international pressure to revalue its currency, which certain of its trading partners assert is undervalued. In July 2005, the Chinese government restructured the country’s exchange rate system, pegging the CNY to a basket of currencies rather than just the U.S. dollar. In the months following the revaluation, the CNY appreciated 2% against the U.S. dollar. While the revaluation continues to limit the CNY to float within a narrow percentage band each day, we believe that the change to a more flexible system based on a basket of foreign currencies could lead to a further, gradual rise in the CNY’s value. Significant future appreciation of the CNY could increase our component and other raw material costs, as well as our labor costs and could adversely affect our financial results.

We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

We purchase certain products and key components from a limited number of sources. If the supply of these products or key components were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results. For example, in the second half of fiscal year 2006 we were unable to meet demand for our V400 laser cordless mouse for notebooks resulting in lost sales, because of the inability of a supplier to provide us with a critical component.

Lead times for materials, components and products ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors and base metals used in our products. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could adversely affect our business and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers, and transport our products. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and we could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in periodic capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins, and we could experience delays in bringing our products to market, resulting in lost product sales or the accumulation of excess inventory. Air and ground transportation costs remain under upward pressure primarily due to high fuel costs. Further increases in the worldwide cost of fuel could result in higher transportation costs which could adversely affect gross margins.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill customer orders in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses and collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in value-added tax (“VAT”) or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

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

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties have copied and may in the future attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new products and technologies. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell. Failure to do so could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses to remedy.

Our effective tax rates may increase in the future, which could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. The amount of income taxes we pay could be subject to ongoing audits in various jurisdictions and a material assessment by a governing tax authority could affect our profitability. If our effective tax rate increases in future periods, our operating results could be adversely affected.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

Logitech International S.A. was incorporated under the laws of Switzerland in 1981. In 1988, the Company listed its shares in an initial public offering in Switzerland. In March 1997, the Company sold 4,000,000 registered shares from treasury in a U.S. initial public offering in the form of 4,000,000 American Depositary Shares (ADSs), which were listed on the Nasdaq National Market. The address of the Company’s registered office is CH-1143 Apples, Switzerland; and the telephone number is 41-(0)21-800-53-54. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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

Intrigue – Advanced Remote Controls.  In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls, based in Mississauga, Canada. Under the terms of the purchase agreement, Logitech acquired all the outstanding shares of Intrigue for $29 million in cash, and $1.6 million in closing and transaction costs. The agreement also provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels. No deferred payments are required if the highest net sales level in the revenue measurement period is less than $55.0 million. Net sales of remote controls have been increasing in the recent quarters and, if current sales growth in this category continues, the Company will be obligated to make the deferred payment. The deferred payment, if any, will be recorded as an adjustment to goodwill. The total payment amount will not be known until the end of the revenue measurement period. The acquisition was part of the Company’s strategy to pursue new opportunities in the living room environment, positioning Logitech at the convergence of consumer electronics and personal computing in the digital living room. The Company has integrated Intrigue’s business into its existing operations.

Principal Capital Expenditures

Logitech’s capital expenditures for property, plant and equipment for fiscal years 2006, 2005 and 2004 were $54.1 million, $40.5 million and $24.7 million. During fiscal years 2006 and 2005, capital expenditures were mainly for construction of a new factory in Suzhou, China as well as investments for information systems upgrades and normal expenditures for tooling costs. Investment during fiscal year 2004 related to normal expenditures for tooling costs, machinery and equipment and computer equipment and software. The Company’s capital requirements are primarily financed through cash flow from operations.

The Company’s principal manufacturing operations are located in Suzhou, China. The Company has expanded operations in the region with the construction of a new factory that has 30% greater capacity than the first factory with the potential to double beyond that. Operations were moved to the new facility in the summer of 2005.

Principal Equity Investments

As of March 31, 2006, Logitech had equity investments in various technology companies totaling $36.4 million. During fiscal year 2006, the Company did not make any investments, but recorded an increase in fair value of one investment based on quoted market prices. During fiscal years 2005 and 2004, the Company made investments of $.7 million and $15.2 million. In fiscal year 2006, the Company sold or impaired investments amounting to $1.6 million. The Company did not sell or impair any of its investments in fiscal year 2005. During fiscal year 2004, the Company sold or impaired investments amounting to $.5 million. The Company accounts for one investment as available-for-sale securities at fair value and uses the cost method for all other investments.

In July 2003, the Company made a $15.1 million cash investment in the Anoto Group AB (“Anoto”), which represented approximately 9.5% of Anoto’s outstanding shares as of March 31, 2006. The investment was subsequently decreased to 5.5% of Anoto’s outstanding shares due to a sale of securities in April 2006. In connection with this investment, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish high technology company from which Logitech licenses digital pen technology. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement requires Logitech to pay non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology.

In prior years and most recently in May 2004, Logitech made cash investments in A4Vision, Inc. (“A4Vision”) totaling $1.2 million, which represented approximately 4% of A4Vision’s outstanding shares. In connection with this investment, a Logitech executive was appointed to the A4Vision board of directors. During fiscal year 2006, the Company determined that a decrease in A4Vision’s value is more than temporary based on a review of its fair value and impaired the investment. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software.

B.    Business Overview

Company Overview

Logitech is a leader in the design, manufacture and marketing of personal peripherals for PCs and other digital platforms. For the PC, the Company’s products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets and webcams. For digital music devices, the Company’s products include speakers and headphones. For gaming consoles, the Company offers a range of controllers, audio products and other accessories. In addition, Logitech offers wireless music solutions for the home and advanced remote controls for home-entertainment systems. Logitech also offers digital writing solutions, 3D control devices, and headphones for mobile phones.

The Company’s products, many with software included, provide user-centric solutions intended to be easy to install and easy to use. Logitech’s personal peripheral products are often the most frequent point of physical interaction between people and the digital world. As such, they are a significant factor in determining the man/machine interface and in increasing its richness. These products allow users to personalize and enrich their digital environment, and to easily operate in a variety of applications. The Company is committed to offering products that bring together the tools that business people, consumers, and computer and console gamers need to make their experience more effective, comfortable, and enjoyable. The Company’s products are sold through a variety of channels, including consumer electronics retailers; mass merchandisers; specialty electronics stores; computer and telecom stores; value-added resellers; online merchants and OEMs.

The Company’s retail products target and appeal directly to consumers and businesses as they purchase add-on devices for their PC, gaming console, mobile entertainment and communication device, or home entertainment system. Logitech’s products are purchased as add-ons to enable or improve applications that require dedicated devices, including webcams, PC headsets, speakers, steering wheels and joysticks for PC and gaming consoles, and media-control devices. The products are also purchased to replace the basic peripherals that originally came with the platform (PC, gaming console, mobile entertainment and communication device, or home entertainment system) with devices that offer increased comfort, flexibility and functionality. Logitech’s OEM products are a frequent choice among PC manufacturers, who need high-quality, affordable, and functional personal peripherals in high volumes.

Over the past 20 years, Logitech has established itself as a leader in the design, manufacturing and marketing of PC control devices. Building on this leadership position, the Company has capitalized on the growth in personal computing and the advent and growth of the Internet by significantly expanding its product offerings to include a wide range of personal peripherals for the PC. Logitech is a worldwide leader in radio-based cordless input devices, offering a comprehensive selection of cordless keyboards, mice and gaming controllers. The Company also has become a leader in the PC webcam market. In addition, Logitech has emerged as a leading provider of multimedia speaker systems and PC headset products. Further, working with industry partners, the Company is a pioneer in the area of digital writing.

Logitech also produces personal peripherals for platforms such as gaming consoles, mobile entertainment and communication devices, and home entertainment systems. The Company produces controllers for the popular gaming consoles and supports features for specific games. Logitech’s product offerings for gaming consoles also include speakers, headsets and other accessories. For mobile phones, Logitech offers both Bluetooth mono headsets and stereo headsets for communication and entertainment on the new generation of music phones. For mobile entertainment platforms, Logitech offers complementing devices for iPod as well as other digital music players, including portable speakers, wireless headphones and noise canceling headphones. For home entertainment systems, Logitech offers a line of advanced remote controls that are designed to provide simple, intuitive control of even the most elaborate entertainment system, as well as wireless music systems that enable consumers to stream their digital music from either the PC or iPod directly to the stereo or home theater system.

Competitive Strengths

The Company believes its key competitive strengths include:

Product Definition, Technology and Industrial Design Excellence

Logitech understands the balance between features and complexity, functionality and style, price and performance. The Company believes its ability to produce world-class, user-centric industrial designs, coupled with innovative technologies that deliver true benefit to the consumer, sets it apart from competitors. Logitech has repeatedly received awards for design and innovation. During calendar year 2005, the Company’s product designs received the following honors: “red dot” awards, iF Industrie Forum Design awards, Good Design awards, CES Innovations Design and Engineering awards, and an ID Magazine’s Design Distinction award. Logitech’s advanced technology, evidenced by products such as the G7 Laser Cordless Mouse, the G5 Laser Mouse, the QuickCam® Fusion™ Webcam, the Cordless Desktop® MX™ 3100, the V500 Cordless Notebook Mouse, the Harmony® 880 Advanced Universal Remote, the mm50 Portable Speakers for iPod®, the Z-5500 Digital Speakers, the V20 Notebook Speakers, and others, garnered numerous top billings, including Editors’ Choice, Product of the Year, World Class Award, Top 100 Gadgets of the Year, and more, in a variety of publications such as Popular Mechanics, PC World, PC Magazine, CNET, Computer Shopper, Macworld, Maximum PC, and in many other media outlets worldwide.

Substantial Technical Expertise

Logitech has accumulated significant expertise in the key engineering disciplines that underlie its products. For example, Logitech engineers have continually enhanced motion-encoding technology for control devices over several distinct generations. They have developed several radio transmission technologies for cordless operations, developed new applications for webcams, enabled the integration of new controllers in console gaming, and developed innovative database and web-based systems to configure the Company’s advanced remote controls. Many of the technologies involved in these developments have applications across multiple product offerings, allowing the Company to leverage its accumulated investment.

Logitech believes its future lies not only in its strong internal technical resources, but also in partnering with other industry leaders with complementary technologies that promise to make the interface more productive, natural and enjoyable.

Technological Innovation

Logitech has long been at the forefront of technological innovation, with a list of more than 75 industry “firsts” to its name and a patent portfolio of more than 100 patents.

The Company has continually embraced new connectivity technologies and standards. The Company led in optical sensing technology with the opto-mechanical mouse in 1982. The Company was also among the first to market a digital still camera in 1991. Logitech demonstrated the first working USB prototype at the Fall Comdex in 1995. In 2001, Logitech introduced the first cordless optical mouse. With the Cordless Presenter™, the Company introduced its first Bluetooth personal peripheral and in 2004, with the MXTM1000, the first laser mouse. Also in 2004, Logitech extended the use of its proprietary 2.4 GHz technology to its mice products, further reducing power consumption and size, and enhancing the range of operation. In 2005, Logitech included the Z-wave radio technology in its high end advanced remote controls, to enable simple home automation tasks based on this emerging connectivity standard. Logitech continues to monitor the connectivity environment to optimize the user experience when interfacing with digital information.

Retail Brand and Shelf Space

The Company believes the Logitech brand name and industrial designs are recognized worldwide as symbols of product quality, innovation, ease of use and price performance. The Company enjoys a strong and growing brand presence in more than 100 countries. During fiscal year 2006, the Company sold 72 million Logitech-branded products. The Company believes that in the consumer market, brand identity and brand awareness are important components of the purchase decision, and that as competition intensifies, the ability to secure shelf space will increasingly become a competitive advantage. Logitech’s brand has enabled the Company to build an extensive retail distribution network and to obtain this critical shelf space. The strength of this brand is apparent in the OEM channel as well, where systems manufacturers and integrators, as well as game publishers, and other partners are choosing to bundle Logitech-branded products with their offerings.

Volume Manufacturing Capability Resulting from Strong OEM Relationships

The Company believes its manufacturing capabilities are a significant competitive advantage. Over the past 11 years the Company has built a significant manufacturing presence in Asia, where its ISO 9000-certified manufacturing facilities are currently producing more than 60 million units per year. As a result, Logitech has been able to maintain strong quality process controls and has realized significant cost efficiencies. Further, the Company expanded its Suzhou operations with the construction of a new factory to provide for additional production capacity. The new facility has 30% greater capacity than the Company’s first factory with the potential to double beyond that. The Company’s manufacturing expertise extends beyond production to include logistical support, just-in-time supply and process engineering.

Logitech’s manufacturing capability has allowed the Company to continue its long-established relationships with large OEM customers. The Company currently sells to the majority of the world’s largest PC manufacturers, as well as to most of the next layer of systems manufacturers and system integrators. Because Logitech’s engineering and design staffs work collaboratively with OEM customers on the specifications for future products, the Company believes its OEM relationships provide it with valuable insight into the future of the computer marketplace and technology trends. Further, Logitech plans to extend its OEM presence both with its traditional customer base, and with new classes of customers including console platform manufacturers, game publishers and mobile technology vendors.

The combination of a strong retail brand and a high-volume manufacturing operation linked to its OEM relationships, provides Logitech with a competitive advantage that the Company believes is unparalleled by its competitors.

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

In addition, Logitech believes that trends established in the consumer technology market, such as brand identity, affordability, ease of installation and use as well as visual appeal, have become important aspects of a purchase decision when buying a PC and personal peripherals.

Logitech believes similar industry dynamics and personal peripheral device opportunities exist for non-PC platforms, such as video game consoles, mobile entertainment and communication devices, and home entertainment systems. As these additional platforms deliver new functionality, increased processing power and growing communications capabilities, Logitech expects demand to increase for add-on, complementary devices, connected to these platforms. The product expertise Logitech has developed around the PC platform extends to these other platforms as well and provides further opportunity for growth and leverage.

Business Strategy

Logitech’s objective is to strengthen its leadership in the growing market for personal peripherals, linking people to the digital world wherever and whenever they need to access digital information to communicate, learn and play. The Company has historically served the installed base of PCs by offering innovative personal peripherals to address the needs of the desktop. While PCs are being used more and more as the digital hub to access information and communicate, other platforms such as game consoles, mobile phones, mobile entertainment and communication devices and home entertainment systems are also becoming a rich resource for people to access information, communicate, listen to music and enjoy an expanding offering of interactive games.

To achieve the Company’s objective, the key elements of Logitech’s strategy consist of the following:

Technological Innovation

To capitalize on market opportunities for personal peripherals, Logitech recognizes that continued investment in product research and development is critical to facilitating innovation of new and improved products and technologies. Beyond updating its existing line of personal peripherals, the Company will continue to lead the development of new technologies and to create product innovations such as the G7 and G5 Laser Gaming Mice. In 2005, Logitech included the Z-wave radio technology in its high end advanced remote controls, to enable simple home automation tasks based on this emerging connectivity standard. Logitech is committed to meeting customer needs for personal peripheral devices and believes that innovation and product quality are important elements to gaining market acceptance and strengthening its market leadership.

Manufacturing

To effectively respond to rapidly changing demand and to leverage economies of scale, the Company will continue its hybrid model of in-house manufacturing and third-party contract manufacturers to supply its products. Through its high-volume ISO 9000-certified manufacturing operations located in Suzhou, China, Logitech believes it has been able to maintain strong quality process controls and has realized significant cost efficiencies. The expansion of its Suzhou operations, which was completed in the summer of 2005, provides for increased production capacity and greater flexibility in managing product demand. Further, by outsourcing the manufacturing of certain products, the Company aims to reduce the volatility in production volumes and to reduce time to market.

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

Product Strategy

To capitalize on the many opportunities in the growing digital marketplace, Logitech’s product strategy focuses on personal peripherals surrounding three digital environments:

•	The Office Environment – Desktop and Notebook Computers

•	The Living Room Environment – Game Consoles and Home Entertainment Systems

•	The Mobile Environment – Notebook Computers, Mobile Entertainment and Communication Platforms, and Digital Writing

The Office Environment

Logitech has successfully broadened its desktop presence by introducing new, more innovative, high-performance pointing devices that have gained market acceptance. In addition, Logitech has expanded beyond its traditional role as a provider of pointing devices for the desktop into a leading brand for video imaging products, keyboards, PC audio products and control devices for 3D applications such as Adobe Creative Suite and CAD/CAM. The Company has the ability to introduce an even greater number of essential personal peripherals that people touch and use every day.

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

The Mobile Environment

As digital information and communication are evolving into the mobile environment, the opportunity exists for Logitech to support a broader set of platforms. Logitech believes that the growing number of users of mobile phones, notebook computers and mobile entertainment and communication platforms, such as portable digital music players and gaming devices, will bring additional demand for complementary personal peripherals. Additionally, new technology provides the ability to digitally capture handwritten notes and messages, and thus creates further opportunities in the mobile environment. Wherever and whenever people want to access, create or consume digital information, the need exists for devices that allow users to conveniently access the digital world in an intuitive and personal way. Logitech plans to support this need in mobile environments, as it does in the office and in the home environment.

Products

Logitech operates in a single industry segment encompassing the design, development, production, marketing and support of personal peripheral products. Most of the Company’s products share certain characteristics such as common customers, common sales channels or common company infrastructure requirements.

Logitech’s personal peripheral products include input and pointing devices such as corded and cordless mice, trackballs, and keyboards; headsets and webcams for voice and video communications; interactive gaming devices for PCs such as joysticks, gamepads and steering wheels; interactive gaming devices and accessories for game consoles; speakers, headphones and wireless music systems for digital audio; advanced remote controls; 3D motion controllers; headsets for mobile phones; and digital writing solutions. The Company’s product families are summarized below.

Mice and Keyboards

Mice

Logitech offers many varieties of mice, sold through OEM, system builder and retail channels. Most cordless pointing devices from Logitech use the Company’s proprietary, 27 MHz or 2.4 GHz digital radio technology to transmit data to the host computer. Optical (Laser or LED) technology has substantially replaced the ball with a tracking system that works via light, using a light beam to illuminate surfaces on which the mouse is traveling.

The Company’s introduction of the Logitech MX™1000 Laser Cordless Mouse in 2004 marked an important milestone: the first laser-based optical system. The nearly singular wavelength of laser light is capable of revealing much greater surface detail than LED technology, enabling laser mice to track reliably on virtually any surface – even on tricky polished or wood-grain surfaces. Combining laser with Logitech’s powerful MX processing engine and Fast RF™ wireless technology, the Logitech MX1000 Laser Cordless Mouse set a new performance benchmark for responsiveness and accuracy.

Subsequent to the launch of MX1000 Laser Cordless Mouse, Logitech extended its precision laser technology. The product line now includes G5 and G7, the MX610 Laser Cordless Mouse for desktop PCs, and the V400 Laser Cordless Mouse for notebook PCs. The G5 and G7 mice for gamers represent several performance breakthroughs, including: use of full-speed USB to transmit data at faster rates; 2.4 GHz digital cordless technology for a stronger wireless connection; 2000 dpi resolution for superior speed; custom weight tuning for the G5; and swappable, rechargeable lithium-ion batteries for the G7. The MX610 Laser Cordless Mouse is the first mouse to receive and process wireless communication from the PC, using 2.4 GHz digital cordless technology and a sophisticated on-board microprocessor to provide message notifications to users. The V200 Cordless Mouse for notebook PCs features up to a 12-month battery life, a significant milestone for optimized battery performance in mice.

All of Logitech’s premium retail mice are bundled with Logitech SetPoint® software, enabling users to program mouse buttons for specific tasks. The Company also sells both corded and cordless mice that are designed specifically for OEM customers.

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

Keyboards and Desktops

Logitech offers a variety of corded and cordless keyboards and desktops (keyboard-and-mouse combinations) from the award-winning top-of-the-line diNovo™ Media Desktop™ Laser to the basic Media™ Keyboard.

In 2005, Logitech introduced an enhanced version of the award-winning diNovo Media Desktop with sleek, ultra-flat styling, a separate MediaPad™, the MX1000 Laser Mouse for Bluetooth, and a new wireless hub featuring Bluetooth 2.0 Enhanced Data Rate (EDR) that seamlessly integrates other Bluetooth devices with the PC.

The Company also introduced the Cordless Desktop® MX™5000, featuring a keyboard LCD for instant feedback and Bluetooth 2.0 EDR wireless technology. Logitech believes that the Logitech Cordless Desktop MX5000 sets a new performance benchmark for ergonomics, comfort, responsiveness and accuracy. To meet the needs of people using their computer as a personal media center, Logitech also unveiled a stylish keyboard, mouse, and media remote, the Cordless Desktop® S 510 Media Remote, offering much of the functionality of a media PC at a lower cost. The latest LX line of keyboards features a low-profile Zero-Degree Tilt™ design that brings a new level of comfort and convenience.

All premium keyboards offer Logitech’s innovative SetPoint™ software, which enables one-touch access to a variety of common tasks, including launching music software, accessing the Internet, and starting a chat with your favorite Instant Messenger software.

Voice and Video Communications

PC Headsets and Microphones

Logitech offers a complete line of headsets and microphones designed for PC voice communications (VoIP) applications, for online gaming, and for speech recognition. At the high end, the Company’s Premium USB Headset 350 offers a high-performance stereo audio experience with its 40 mm neodymium drivers, a comfortable fit with cushioned ear pads and adjustable headband, and advanced voice technology with a noise-canceling microphone that filters out background noise.

Web Cameras

Logitech’s industry-leading QuickCam® family of webcams make it easy for friends and family to keep in touch by seeing and talking to each other using their computers. The Company works closely with leading application developers to help deliver the video communications services and software that connect consumers and create demand for webcams.

In 2005, Logitech introduced the QuickCam Fusion™ webcam, establishing a higher level of consumer webcam performance with its breakthrough audio, video, and software technologies. With a true 1.3 megapixel sensor, RightLight™ technology, RightSound™ technology and an integrated microphone, the QuickCam Fusion webcam improved audio and video performance over previous-generation webcams. The new webcam also marked the introduction of Logitech’s Video Effects avatars and face accessories, allowing people to transform themselves into animated characters or don cartoon-like accessories. Subsequently, Logitech extended many of these technologies into its other high-end webcams, including the award-winning Logitech QuickCam Orbit™ MP, which features a motorized camera head that can follow a user as he or she moves around a room.

Logitech also expanded its line of webcams for the growing notebook PC market with the introduction of the flagship QuickCam for Notebooks Pro, QuickCam for Notebooks Deluxe and QuickCam for Notebooks. Logitech also introduced a new value line of webcams featuring a redesign of its iconic eyeball to satisfy modern tastes. The entry line features QuickCam IM™ (Connect in Europe, Middle East and Africa), QuickCam Messenger™, QuickCam Chat™ and QuickCam Express™.

Gaming

PC Game Controllers

Logitech offers a full range of dedicated game controllers for PC gamers. The products address key game genres: joysticks for flying; steering wheels for driving; gamepads for sports, action, and adventure games; mice and keyboards for strategy, RPG, and first-person gaming; and headsets for online gaming. Though the products are very different in nature due to their different target applications, they are united by Logitech’s attention to quality and excellence of design. They also share some core Logitech technologies, such as cordlessness, force feedback, optical sensing, and interactive LCD displays.

In 2005, Logitech unveiled the G5 and G7 mice (see Mice, above) and the G15 Gaming Keyboard as the first members of the new G-series family of gaming peripherals, designed to deliver premium technical performance and key features that give gamers a competitive edge. The Logitech G15 keyboard features built-in auxiliary LCD display and 18 programmable gaming keys, providing gamers an unprecedented level of programmability and control.

Console Game Controllers and Accessories

Since entering the console market in 2001, Logitech has consistently broadened its line with popular products in strategic segments. Logitech offers products for top console platforms, such as PlayStation®2 and Xbox 360™, and works with the platform providers and game developers throughout the world to develop new applications and technologies for this market. With its expertise in vibration and force feedback, cordlessness, voice input, and video input, Logitech is enabling a broad range of new gaming experiences. To enable the Company’s hardware controllers and promote high-quality support within games, Logitech also provides advanced software drivers and tools to game developers. Logitech’s cordless game controllers for Xbox® and PlayStation, which feature advanced 2.4 GHz wireless technology, have become popular among gamers by alleviating the problems cords can create in the living room.

In 2005, Logitech extended its gaming product family by supporting the PSP™ (PlayStation® Portable) handheld entertainment system with new audio peripherals and protective accessories. The Company’s stylish PlayGear Pocket™ case became a best-seller in many regions, offering a protective polycarbonate shell and clear plastic lid that allowed users to personalize the case with custom “skins.”

Digital Audio

Logitech designs and manufactures a wide variety of multimedia speakers designed for basic PC users, audio enthusiasts and gamers. The Company offers a range of models from its flagship 5.1-channel multi-platform, 505-watt Logitech® Z-5500 Digital speakers and Z-5450 Digital speakers with convenient wireless rear satellite speakers – both of which work with PCs, game consoles, televisions and DVD players and feature THX certification – to high-volume, two-piece speaker systems. The flagship models consistently garner multiple best-in-class awards, affirming the Logitech brand in the speaker market.

The Company’s new digital music portfolio enhances the iPod and other devices on the go and around the home. The product line includes premium-performance speakers optimized for the iPod as well as for a wide variety of portable platforms, from MP3 and CD players to notebooks. In this category, Logitech’s mm50 Portable Speakers for iPod® have become one of the Company’s best-selling audio products. Logitech is also offering headphones that feature a range of styles for iPod and other MP3 players, including the industry-first Wireless Headphones for iPod, using advanced Bluetooth wireless technology that supports high-performance stereo audio. The Company also offers the Wireless Music System for PC, which enables consumers to stream any format of PC audio to a stereo or home-entertainment system; the Wireless Music System for iPod wirelessly connects an iPod or MP3 player to a stereo system; and the Wireless Headphones for PC streams PC audio to wireless headphones.

Advanced Remote Controls

Logitech has expanded its presence in the digital living room by offering advanced universal remote controls for home-entertainment systems. The Company’s current line of Harmony® advanced remote controls with patented Smart State Technology® provides simple, complete control of even the most elaborate entertainment system, including one-touch control of entertainment activities. The Company’s online database includes codes and characteristics needed to control more than 120,000 different home-entertainment devices models from more than 3,300 different manufacturers. These advanced remote controls offer interactive media capabilities, allowing users to select TV shows, movies or music titles from the interactive display. The latest addition to the company’s retail product line is the Harmony 890 remote, which includes radio frequency (RF) wireless technology, providing the ability to control components and systems that are hidden behind closed cabinets. Logitech also offers high-end solutions for custom installers and high-end audio/video dealers; these solutions can control multi-room entertainment systems and some advanced lighting systems.

3D Motion Controllers

The Company’s subsidiary, 3Dconnexion, offers 3D input devices for the growing field of 3D motion control, used in the CAD (Computer Aided Design), EDA (Electronic Design Automation), GIS (Geographic

Information Systems) and DCC (Digital Content Creation) markets. More than 300,000 professionals use 3Dconnexion motion controllers, including its SpaceBall®, SpaceMouse®, CadMan®, and SpaceTraveler™. All 3Dconnexion motion controllers leverage the productivity benefits and comfort of working with two hands – one hand on the mouse to select, modify or annotate, and the other hand on the motion controller to navigate. 3Dconnexion also recently introduced the NuLOOQ™ Professional Series to address the time-intensive elements of design – navigating images, adjusting option values and accessing menus – to help designers focus without being interrupted by the tasks of locating and adjusting tools, as well as precisely positioning the cursor.

Digital Writing

The Logitech io™ and io2 Digital Pens established a new category of input devices by bridging handwritten information and the digital world. The latest Logitech io2 pen, based on the Anoto digital pen and paper functionality, lets people easily store, organize, and retrieve their handwritten information by simply writing with ink on paper. The pen is used with special Anoto grid paper. An optical sensor embedded in the pen captures the handwritten images, storing up to 40 pages in memory. This captured digital information can then be transferred into the PC by synching the pen via a USB cradle. The Logitech io2 Digital Writing system is marketed through Logitech’s retail channel. The Logitech io2 pen is also sold to companies who are enabling next-generation forms processing solutions in areas such as healthcare, manufacturing and logistics.

Mobile Phone Headsets

Logitech’s family of stylish corded and cordless mobile phone headsets addresses the on-the-go lifestyle of its users. Logitech introduced the Mobile Traveller™ and Mobile Freedom headsets, each featuring advanced Bluetooth technology that enables them to wirelessly connect directly to many of today’s best-selling mobile phones. In both of these new models, Logitech also offers its innovative WindStop™ technology, which enables clear communication on a headset even in adverse conditions by reducing the disruptive effects of wind noise. Logitech is also working with advanced Bluetooth technologies that enable the transmission of high-quality stereo music from the latest generation of music phones, for rich mobile entertainment.

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

RF Technologies and Cordless Product Design

Logitech is a leader in the development of low-power radio frequency (RF) technologies for use over short distances. The Company is focusing its current cordless development efforts primarily in three RF technology areas: Fast RF cordless technology, proprietary and non-proprietary 2.4 GHz-based cordless technologies and Bluetooth® wireless technology, a communications standard with a broad range of applications. Fast RF cordless technology is designed to provide excellent performance for everyday computing applications with a very long battery life and mass market price points. 2.4 GHz technology, designed by Logitech especially for game controllers, satisfies gamers who value high-speed performance. Logitech’s cordless gaming devices, on PC, PS2 and Xbox™ platforms have generated frequent industry and media accolades. Logitech’s proprietary 2.4 GHz technology is also the technology of choice for mice products which need to achieve small size and high range of operation. Logitech believes Bluetooth® wireless technology is an enabler of a much wider acceptance of cordless products in the marketplace. In fiscal year 2006, the Company introduced Cordless Desktop MX 5000 Laser, the first smart desktop taking advantage of Bluetooth 2.0. For its wireless music products, the Company uses Bluetooth wireless technology with the Advanced Audio Distribution Profile (A2DP), an emerging standard for high-quality wireless stereo sound.

Motion Sensing

The Company’s sensors transform analog motion and images into electronic signals. Logitech, with the patented Marble® technology, was the first company to introduce optical sensing in pointing devices. Optical motion sensors are developed in partnership with technology suppliers, allowing Logitech to improve the optical sensing quality, lower the cost, and increase the reliability of its optical mouse products. Similarly, Logitech’s Web cameras use optical sensors to detect colors, shapes and other image attributes, and to convert these attributes into electronic signals.

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

Software

The Company is focusing its software development efforts on enabling efficient PC navigation, expanding gaming functionality and providing real-time video communication products and services such as video calling and video instant messaging. Also, the Company has developed software development kits, or SDKs, to enable support for a variety of peripherals on gaming consoles. These include SDKs for force feedback joysticks and wheels, mice, keyboards, cameras and headsets. The SDKs are used in many of the top-selling console games and make it easy for users to leverage the latest features of Logitech’s gaming peripherals. The Company’s line of Harmony advanced universal remote controls is powered by web-based software that minimizes the amount of technical knowledge required for users to program and use their remote controls.

Database

Logitech’s acquisition, in 2004, of Intrigue Technologies, Inc. brought with it a large and growing database of information about consumer technology devices. Information contained in the Harmony database includes rich sets of characteristics for a large number of consumer devices, ranging from older devices to the latest offerings. This information helps give users full control of their devices, even if they are not aware of the intricacies of their home-entertainment devices.

Audio

The Company’s audio development resources cover a wide range of audio technologies. In speaker systems, Logitech uses advanced computer-aided design tools for amplifier and printed circuit board design. Sophisticated laser and PC-based technologies support speaker transducer design. For headsets, in-house engineering and testing technology ensure high-resolution voice recognition microphones. Computer-aided design and in-house rapid prototyping technology speed the overall process and help ensure that products meet design and performance goals.

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

Logitech’s Vancouver, Washington engineering center designs and develops the Company’s audio products. The facility specializes in acoustic research and development, including model and simulation work. Areas of development cover cordless audio applications, demanding applications for audio input such as voice recognition, and audio output for PC speakers. Test capabilities include theoretical environments in an anechoic chamber (a room isolated from external sound), real-world environments for office settings, and pre-compliance testing.

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

The Company’s subsidiary, 3Dconnexion, whose research and development facility is located in Seefeld, Germany, provides Logitech with its ongoing research in 3D controller devices. The location of the facility provides Logitech with access to Germany’s leading automotive manufacturers who are also important 3Dconnexion customers. In addition, this facility is in close proximity to the Munich office of the German Institute of Robotics and Mechatronics, a leading research center in robotics and from which Logitech has licensed some of its 3D technology.

The Company’s research and development expenses for fiscal years 2006, 2005 and 2004 amounted to $88.0 million, $73.9 million and $61.3 million. The Company expects to continue to devote significant resources to research and development to sustain its competitive position.

Marketing, Sales and Distribution

The Company’s retail products are targeted at consumers and businesses, as add-on peripherals for their PC, gaming console, mobile entertainment and communication device, or home entertainment system. Logitech’s OEM products are sold to PC manufacturers, who need high-quality, affordable, and functional personal peripherals in high volumes; and also to console platform manufacturers, game publishers and mobile-technology vendors.

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

Logitech sells through many distribution channels, including distributors, OEMs and regional and national retail chains, including online retailers. The Company supports these retail channels with third-party distribution centers located in North America, Europe and Asia Pacific. These centers perform final configuration of products and product localization with local language manuals, packaging, software CDs and power plugs. In addition, Logitech’s distribution mix includes e-commerce in the U.S. as well as e-commerce capabilities in several European countries.

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

Principal Markets

The Company operates as one business segment, which is the design, development, production, marketing and support of personal peripherals.

Net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Year ended March 31,
	2006	2005	2004
Europe	$887,736	$733,667	$592,067
North America	617,942	503,356	454,587
Asia Pacific	291,037	245,603	221,816

Total net sales	$1,796,715	$1,482,626	$1,268,470

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

Manufacturing

The Company’s manufacturing operations consist principally of final assembly and testing. Logitech’s high-volume manufacturing is located in Suzhou, China. Logitech expanded its Suzhou operations with the construction of a new factory to provide for additional production capacity to meet future demand. The new facility has 30% greater capacity than the Company’s first factory with the potential to double beyond that. Operations were moved to the new facility in the summer of 2005. The Suzhou facilities are designed to allow production growth as well as flexibility in responding to changing demands for the Company’s products. The Company continues to focus on improving the efficiency at the Suzhou facilities, including the implementation of total quality management and total employee involvement programs.

New product launches, process engineering, commodities management, logistics, quality assurance, operations management and management of Logitech’s contract manufacturers occur in Hsinchu, Taiwan, Suzhou, China and Hong Kong, China. Certain components are manufactured to the Company’s specifications by vendors in Asia, the United States and Europe. Logitech also uses contract manufacturers to supplement internal capacity and to reduce volatility in production volumes. In addition, some products, including most keyboards, certain gaming devices and audio products, are manufactured by third-party suppliers to the Company’s specifications. Retail product localization with local language manuals, packaging, software CDs and power plugs is performed at distribution centers in North America, Europe and Asia Pacific.

Competition

Logitech’s industry is intensely competitive. It is characterized by short product life cycle, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market and a trend of declining average selling prices in the OEM market. Logitech continues to experience aggressive price competition and other promotional activities from its primary competitors and from less-established brands, and the Company from time to time adjusts prices or increases other promotional activities to improve its competitive position. The Company may also encounter more competition if any of its competitors decides to enter other markets in which the Company currently operates.

In addition, the Company has been expanding the categories of products it sells, and entering new markets, such as the market for programmable remote controls. As the Company does so, it is confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name recognition than it has. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, the Company expects greater competition in the future from well-established consumer electronics companies in its developing categories, as well as future ones it might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than the Company has.

The Company expects continued pressure in its retail business, particularly in the terms and conditions that Logitech’s competitors offer customers, which may be more favorable than Logitech’s terms. Future market conditions, product transitions, and initiatives by the Company’s competitors may require it to take actions to increase its customer incentive programs and could impact its revenues and operating margins.

Corded and Cordless.  Microsoft is the Company’s main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. The Company continues to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Microsoft, which will continue to impact its revenues and margins. Logitech is also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact its market share. The emerging Notebook peripheral segment is also an area where we face new competitors that have broader Notebook product offerings, as well as aggressive pricing and promotions.

Microsoft is a leading producer of operating systems and applications with which Logitech’s mice and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its mice and keyboards to correspond with ongoing enhancements to its operating systems and software applications – for example the expected Vista operating system launch expected in early 2007 – before Logitech is able to make such improvements. This ability could provide Microsoft with significant lead-time advantages. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that Logitech may not be able to offer.

Video.  The Company’s main competitor in the U.S. for PC web cameras is Creative Labs, which offers a complete line of PC web cameras. In Europe, the Company’s main competitors are Creative Labs and Philips. In view of the rapid growth of this market, the Company expects additional competitors, including major players such as Microsoft, to enter this category in the near future. Logitech continues to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Creative Labs, which will continue to impact revenues and margins. The Company is experiencing ongoing competition from less-established providers of PC web cameras that are seeking shelf space and increased market share through price competition.

Gaming.  Competitors for the Company’s interactive entertainment products include Intec, Mad Catz, Pelican Accessories and Saitek Industries. Logitech’s cordless controllers for PlayStation®2 also compete against corded controllers offered by Sony. In addition, the Company’s cordless controllers for Microsoft Xbox™ are competing against Microsoft corded controllers.

Audio.  Competitors in audio devices vary by product line. In the PC and mobile entertainment and communication platform speaker business, competitors include Altec Lansing, Creative Labs and Bose Corporation. In the PC and console headset, telephony and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary.

Advanced Remote Controls.  With the Company’s acquisition of Intrigue Technologies in May 2004, Logitech expanded its product portfolio to include a new line of personal peripheral devices for home entertainment systems. The Company has greatly expanded its market share in this business recently. With many companies offering universal remote controls, the Company’s success will likely attract more competition. The Company’s competitors include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

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

Governmental Regulation

The European Union (“EU”) has adopted the Directive on the Restriction of Use of Certain Hazardous Substances in Electrical and Electronics Equipment, or RoHS. This directive restricts the placement into the EU market of electrical and electronic equipment containing certain hazardous materials including, lead, mercury, cadmium, chromium, and halogenated flame-retardants. RoHS is to take effect beginning July 2006 with a limited number of exceptions. Most Logitech products are affected by the directive and must be modified to some extent to be RoHS compliant. Logitech has an active program to ensure compliance with the RoHS directive and continues to source and introduce the use of RoHS compliant components and manufacturing methods in order to comply with the requirements of the directive.

Further, the EU has adopted the Waste Electrical and Electronic Equipment Directive, or WEEE. This directive requires that producers of electrical goods be financially responsible for specified collection, recycling, treatment and disposal of covered electrical and electronic products. The original implementation date proposed by the WEEE Directive for enactment of national legislation by EU member states was August 2004. Producers are to be financially responsible under the WEEE Directive beginning in August 2005. Producer obligations also include specified collection, recycling, treatment and disposal of equipment that had been placed in the EU marketplace prior to August 2005, and has reached its end of life. To date, specific legal requirements have not been finalized by all member states, with certain member states delaying implementation until late 2006. All Logitech products are currently covered by the obligations of the WEEE Directive. In those countries which have enacted legislation, the Company expects to incur costs for managing and recycling historical waste equipment and make provisions for costs related to future waste. These costs are expected to be based on the Company’s estimated market share of the total cost, which will depend on a number of factors, including administration, recycling and treatment costs as well as the commercial cost of recycling.

Similar environmental legislation may be enacted in other geographies, the cumulative impact of which could be significant. If such legislation is enacted in other countries, Logitech intends to develop compliance programs as necessary. However, until that time, Logitech is not able to estimate any possible impact.

The effects on Logitech’s business of complying with other government regulations are limited to the cost of allocation of the appropriate resources for agency fees and testing as well as the time it takes to obtain agency approvals. The costs and schedule requirements are industry requirements and, therefore, do not represent an undue burden relative to Logitech’s competitive position. As regulations change, the Company will modify its products or processes to address these changes.

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

Materials

Logitech purchases some of its products and key components used in the Company’s products from a limited number of sources. Refer to the discussion in Item 3D Risk Factors – “We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.”

C.    Organizational Structure

The following lists the Company’s significant subsidiaries:

Name	Country of Incorporation	Ownership Interest
Logitech Inc.	U.S.	100%
Logitech Hong Kong, Ltd.	Hong Kong	100%
Logitech Far East Ltd.	Taiwan	100%
Logitech Technology (Suzhou) Co. Ltd.	China	100%
Logitech Europe S.A.	Switzerland	100%

D.    Property, plant and equipment

Logitech’s Europe headquarters are in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 33,300 square feet and includes research and development, product marketing, technical support, administration and certain Logitech group activities including finance. The Company leases an additional 8,400 square feet in Morges, Switzerland to supplement the space of the owned facility; sales and marketing, including sales management, are located in this facility. This lease expires in May 2009, with the option for Logitech to terminate the lease in May 2007. In addition, the Company has signed a lease on a new facility to be built, also located in Morges, Switzerland. It is anticipated that this new facility will be available for occupation in spring 2007. The facility will comprise approximately 50,000 square feet and will include sales and marketing management, technical support, administration and certain Logitech group activities, including finance, legal and human resources. The lease is expected to begin in January 2007 and will continue for 10 years, with the option for Logitech to terminate the lease after 5 years.

Logitech’s U.S. subsidiary has headquarters in Fremont, California in three leased buildings comprised of approximately 148,000 square feet. These facilities are occupied by Logitech’s Americas headquarters, including research and development, product marketing, sales management, technical support and administration. The Company’s Fremont lease expires in March 2013. During fiscal year 2006, the Company signed a lease for an additional 24,000 square feet in an adjacent building to supplement the space of the currently leased buildings. The lease also expires in March 2013. The audio business unit is located in 28,700 square feet of leased office space in Vancouver, Washington. The lease has terms through April 2009. The Company also leases an 80,000 square foot warehouse facility in Vancouver, Washington. The warehouse facility, with a lease term through April 2006, is no longer being used because the Company has moved all of its North American distribution to a third-party facility in Memphis, Tennessee.

Logitech’s subsidiary, 3Dconnexion, has leased a 5,500 square foot office in San Jose, California through December 2007. In Seefeld, Germany, 3Dconnexion has leased 15,000 square feet through the year 2010 for its European headquarters, research and development, and manufacturing.

Logitech also has sales offices in more than 46 locations in 30 countries. These offices are leased with various expiration dates from 2006 to 2015.

Worldwide operations and engineering occupy a Company-owned 112,000 square foot facility in Hsinchu, Taiwan, and includes mechanical engineering, new product launches, process engineering, commodities management, logistics, quality assurance, and administration. Personnel in Hsinchu manage distribution of product throughout Asia through the use of externally administered warehouses in Taiwan, China and Singapore. Logitech’s high-volume manufacturing is located in Suzhou, China, in a Company-owned 253,700 square foot building and a leased 91,500 square foot building. The lease on the building expires in July 2008. The Company expanded its Suzhou operations with the construction of a new factory to provide for additional production capacity to meet future demand. The new site includes approximately 600,000 square feet of factory space and includes dormitory space to house the Company’s workforce. The facility initially has 30% greater capacity than the Company’s first Suzhou factory as well as the potential to double beyond that. Operations at the new facility commenced in the summer of 2005.

In addition to its distribution centers in Asia, Logitech has major distribution centers in Memphis, Tennessee and in the Netherlands. The 474,000-square foot facility in Memphis is contracted with a third-party logistics company that leases and manages the distribution center for Logitech. The Company plans to move with the third-party logistics company in July 2006 to a new regional distribution facility in South Haven, Mississippi and extended the arrangement with the management company through December 2006 with an option to renew annually. The South Haven facility is approximately 550,000 square feet. The Company has two distribution centers in the Netherlands; the Company’s main European distribution location is located in Venray, Netherlands and a smaller facility is located in Venlo, Netherlands. Both facilities are contracted with warehouse management companies that lease and manage the distribution centers for Logitech. The Venray warehouse is approximately 183,400 square feet and the arrangement with the management company is through December 2006. The Venlo facility is approximately 80,000 square feet, and the arrangement with the management company is through December 2007. Additionally, the Company has a 45,500-square foot distribution center in Zalaegerzeg, Hungary, which is also contracted with a warehouse management company. Logitech also contracts with various distribution services throughout the world for additional warehouses in which the Company stores inventory.

Logitech believes that the Company’s manufacturing and distribution facilities are adequate for its ongoing needs and continues to evaluate the need for additional facilities to meet anticipated future requirements.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable.

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

Overview

Logitech is a leading global technology company and earns revenues and profits from the sale of personal peripherals that serve as the primary physical interface between people and their personal computers and other digital platforms. For the PC, the Company’s products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets and webcams. For digital music devices, the Company’s products include speakers and headphones. For gaming consoles, the Company offers a range of controllers, audio products and other accessories. In addition, Logitech offers wireless music solutions for the home and advanced remote controls for home entertainment systems. Logitech also offers digital writing solutions, 3D control devices, and headphones for mobile phones. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of distributors and resellers (“retail”).

The Company’s markets are extremely competitive. Some of our competitors are well established with substantial resources, others are less established and compete at lower price points. These markets are characterized by aggressive promotional and pricing practices, short product life cycles, rapidly changing technology and evolving customer demands. In order to remain competitive, continued investment in product research and development is critical to driving innovation with new and improved products and technologies. Logitech is committed to meeting customer needs for personal peripheral devices and believes innovation and product quality are important elements to gaining market acceptance and strengthening market leadership. The Company has historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of consumer trends toward notebooks. Logitech remains focused on strengthening its market leadership in the PC market with the introduction of products that support the continued growth of the notebook market segment. The Company has also expanded into peripherals for other platforms, including video game consoles, mobile phones, home entertainment systems and most recently, mobile entertainment and digital music systems.

Over the last several years, Logitech has laid a foundation for long-term growth, expanding and improving its supply chain operations, investing in product development and marketing, delivering innovative new products and pursuing new market opportunities beyond the PC platform. During this time, the Company has significantly broadened its product offerings and the markets in which it sells them. Although most of this expansion has been organic, the Company’s business has also grown as a result of a limited number of acquisitions that have expanded the Company’s business into new product categories.

In fiscal year 2006, revenues increased 21% to $1.8 billion and net income increased 21% to $181.1 million reflecting the results of the Company’s continued investment in new product categories and diversification of the existing product portfolio. Audio and video retail sales were the key growth categories contributing to the Company’s fiscal 2006 financial performance and are expected to continue driving growth in the near term. Sales of advanced remote controls have contributed to the increased revenue and present growth potential for the future.

The Company’s focus in fiscal year 2007 is to capture the growth opportunities in the business and improve profitability. Audio, video and advanced remote controls will continue to be the key growth drivers. Cordless desktops and mice are also expected to return the cordless category to solid growth as a result of focused product and marketing initiatives. New products to be launched later in fiscal year 2007, particularly in the speaker and cordless categories, are expected to carry higher margins than the products replaced as a result of the Company’s product development efforts. Further, Logitech is investing in business applications and information technology upgrades. These investments are necessary to position Logitech for future growth by improving operational and financial processes to realize cost structure improvements and to more effectively manage increased marketplace and business complexity. Also, the new manufacturing facility in Suzhou, China provides increased production capacity and greater flexibility in fulfilling product demands.

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

Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors. The Company believes the following accounting estimates are most critical to its business operations and to an understanding of its financial condition and results of operations, and affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. They should be read in conjunction with the Company’s consolidated financial statements.

Customer Programs

The Company records accruals for customer programs and incentive offerings, including certain rights of return, price protection, consumer rebates, volume-based incentives and other customer marketing programs. The estimated cost of these programs is accrued in the period the Company sells the product or commits to the program as a reduction to revenue or as an operating expense, if Logitech receives an identifiable benefit from the customer and can reasonably estimate the fair value of that benefit. Significant management judgments and estimates must be used to determine the cost of these programs in any accounting period.

The Company grants limited rights of return for certain products. Estimates of expected future product returns are based on analyses of historical return trends by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information. Return trends are influenced by the timing of the sale, the type of customer, operational policies and procedures, product sell-through, product quality issues, sales levels, market acceptance of products, competitive pressures, new product introductions, product life cycle status, and other factors. Return rates can fluctuate over time.

The Company has agreements with most of its retail customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. The Company’s decision to make price reductions is influenced by channel inventory levels, product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors. Credits are issued for units that customers have on hand at the date of the price reduction. Reserves for the estimated amounts to be reimbursed to qualifying customers are established quarterly based on planned price reductions and analyses of qualified inventories on hand with distributors and retailers.

Certain incentive programs, including consumer rebates, require management to estimate the number of customers who will actually redeem the incentive based on historical experience and the specific terms and conditions of particular programs. Estimated costs of consumer rebates and similar incentives are accrued when the Company commits to the program.

The Company offers volume rebates to its distribution and retail customers and records reserves for such rebates at the time of shipment. Estimates of required reserves are determined based on consideration of historical experience, anticipated volume of future purchases, and inventory levels in the channel.

The Company also enters into cooperative marketing arrangements with most of its distribution and retail customers allowing customers to receive a credit equal to a set percentage of their purchases of the Company’s products for various marketing programs. The objective of these programs is to encourage advertising and promotional events to increase sales of the Company’s products. Accruals for the estimated costs of these marketing programs are recorded based on the contractual percentage of product purchased in the period the Company recognizes revenue.

The Company regularly evaluates the adequacy of its accruals for customer programs and incentive offerings. Future market conditions and product transitions may require the Company to take action to increase such programs. In addition, when the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, the Company would be required to record incremental reductions to revenue or increased operating expenses. If, at any future time, the Company becomes unable to reasonably estimate the cost of customer programs and incentive offerings, recognition of revenue might be deferred until products are sold to end-users, which would adversely impact revenue in the period of transition.

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

The Company regularly evaluates the collectibility of its accounts receivable and maintains allowances for doubtful accounts. The allowances are based on management’s assessment of the collectibility of specific customer accounts, including their credit worthiness and financial condition, as well as the Company’s historical experience with bad debts and customer deductions, receivables aging, current economic trends and geographic or country-specific risks.

As of March 31, 2006, three customers represented 14%, 13% and 10% of total accounts receivable. The customers comprising the ten highest outstanding trade receivable balances accounted for approximately 60% of total accounts receivable as of March 31, 2006. A deterioration of a significant customer’s financial condition could cause actual write-offs to be materially different from the estimated allowance. If any of these customers’ receivable balances should be deemed uncollectible or if actual write-offs are higher than historical experience, the Company would have to make adjustments to its allowance for doubtful accounts, which could result in an increase in the Company’s operating expenses.

Inventory Valuation

The Company must order components for its products and build inventory in advance of customer orders. Further, the Company’s industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand.

The Company records inventories at the lower of cost or market value and records write-downs of inventories which are obsolete or in excess of anticipated demand or market value. A review of inventory is performed each period that considers factors including the marketability and product life cycle stage, product development plans, component cost trends, demand forecasts and current sales levels. Inventory exposures are identified by comparing inventory on hand and on order to forecasted sales over the next six, nine and twelve month periods. Inventory on hand which is not expected to be sold or utilized based on review of forecasted sales and utilization is considered excess, and the Company recognizes the write-off in cost of sales at the time of such determination. At the time of loss recognition, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances would not result in an increase in the cost basis. If there were an abrupt and substantial decline in demand for Logitech’s products or an unanticipated change in technological or customer requirements, the Company may be required to record additional write-downs which could adversely affect gross margins in the period when the write-downs are recorded.

Accounting for Income Taxes

Logitech operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of these jurisdictions. The Company’s effective tax rate may be affected by the changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, the Company must estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance is established for any amounts the Company believes will not be recoverable. Establishing or increasing a valuation allowance increases income tax expense in such period, while releasing a valuation allowance reduces income tax expense or increases additional paid-in capital in certain circumstances in such period.

Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Logitech has recorded a valuation allowance at March 31, 2006 due to uncertainties related to its ability to utilize some of the deferred tax assets before they expire. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the Company operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or the estimates are adjusted in future periods, the Company may need to release a valuation allowance or establish an additional valuation allowance which could materially impact the Company’s financial position and results of operations in the period when the valuation allowances are adjusted.

In addition, the Company is subject to examination by various taxing authorities. The Company believes it has adequately provided in the financial statements for additional taxes that it estimates may be required to be paid as a result of such examinations. If the payment ultimately proves to be unnecessary, the reversal of the tax liabilities would result in tax benefits being recognized in the period the Company determines the liabilities are no longer necessary. If a final tax assessment exceeds the Company’s estimate of tax liabilities, an additional charge to expense will result. See Note 10—“Income Taxes” for further discussion.

Valuation of Long-Lived Assets

The Company reviews long-lived assets, such as investments, property, plant and equipment, and goodwill and other intangible assets for impairment whenever events indicate that the carrying amount of these assets might not be recoverable. Factors considered as important which could require it to review an asset for impairment include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of its use of the acquired assets or the strategy for its overall business;

•	significant negative industry or economic trends;

•	significant decline in its stock price for a sustained period; and

•	its market capitalization relative to net book value.

Recoverability of investments, property, plant and equipment, and other intangible assets is measured by comparing the projected undiscounted cash flows the asset is expected to generate with its carrying amount. If an asset is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

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

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under Accounting Principles Board Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. In addition, the adoption of SFAS 123R will require additional accounting related to tax benefits on employee stock options and for shares issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides the SEC’s interpretation of SFAS 123R and its views regarding the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects stock-based compensation expense of $16 to $19 million, net of income taxes, to be reflected in the Company’s net income for fiscal year 2007.

Results of Operations

Year Ended March 31, 2006 Compared with Year Ended March 31, 2005

Net Sales

Net sales by channel and product family for fiscal years 2006 and 2005 were as follows (in thousands):

	2006	2005	Change %
Net sales by channel:
Retail	$1,588,033	$1,294,404	23%
OEM	208,682	188,222	11%

Total net sales	$1,796,715	$1,482,626	21%

Net sales by product family:
Retail – Cordless	$448,358	$453,519	(1)%
Retail – Corded	314,695	296,346	6%
Retail – Video	273,340	201,626	36%
Retail – Audio	334,496	158,134	112%
Retail – Gaming	136,944	146,517	(7)%
Retail – Other	80,200	38,262	110%
OEM	208,682	188,222	11%

Total net sales	$1,796,715	$1,482,626	21%

Logitech’s cordless and corded product families include the Company’s mice, trackballs, keyboards and desktops; video is comprised of PC webcams; audio includes multimedia speakers and headset products for the PC, and mobile entertainment and communication platforms; gaming includes console and PC peripherals; and other is primarily comprised of the Company’s advanced remote control, as well as 3D input device offerings.

Net sales in fiscal year 2006 increased significantly from the prior year due to continued growth in demand for the Company’s retail and OEM products. Retail sales growth was largely attributable to strong demand for the audio product line and increased demand for video and remote control products. OEM sales also returned to growth due to increased demand for mice. Approximately 50% of the Company’s sales were denominated in currencies other than the U.S. dollar in fiscal year 2006.

Retail Cordless.  Sales of the Company’s retail cordless products in fiscal year 2006 decreased 1% compared with fiscal year 2005, while units sold increased 14%. New cordless optical and notebook mice products launched during the year, including the V200 cordless notebook mouse, generated higher sales and units sold, increasing cordless mice sales by 8% and units by 21%. Cordless desktop sales declined 9% while units increased 5%, due to lower sales in the mid-range and high-end segments of the product line, offset by strong growth in the mass-market segment.

Retail Corded.  Sales of corded products increased 6% while units grew 13% compared with the prior year. Sales of corded mice increased 4% and units increased 11%, driven largely by the popularity of the MX518 gaming mouse and the G5 laser mouse. In addition, sales of corded desktops increased by 63% with units growing 64% due to the growth in sales of low-end corded desktops.

Retail Video.  Reflecting the increased use of video communications over the Internet, retail video sales grew 36% and units increased 53% compared with the prior year. Demand was strong across all categories, especially for lower-priced mass-market webcam products and certain high-end products, such as the QuickCam Fusion webcam.

Retail Audio.  Retail audio sales increased 112% and units increased 85% compared with the prior year. The significant growth came primarily from higher sales of speakers and PC headsets during fiscal year 2006. The Company’s speakers were the most significant contributors to the growth, with sales increasing 116% and units increasing 111%, reflecting continued strength in PC speakers throughout the year, as well as the success of the portable speakers for iPod. Sales of headsets for iPod and MP3 also contributed to the significant growth, with sales more than doubling and unit sales increasing 76%.

Retail Gaming.  Sales in retail gaming declined 7% while units sold grew 21% compared with the prior year. Sales of console gaming peripherals were down 9%. Last year, the Company achieved significant sales and unit shipments from cordless controllers for the Playstation®2 and Xbox™ platforms and from console steering wheels, reflecting the popularity of a newly-launched racing game. In fiscal 2006, sales of console peripherals decreased due to the anticipated transition to new console platforms and, in particular for wheels, by the lack of popular new driving games. Units sold for console gaming peripherals grew 45%, driven by accessories for the Playstation Portable (“PSP”). The market demand for PC gaming products remains stagnant and, as a result, sales of PC gaming peripherals declined 3% with units sold decreasing 3%.

Retail Other.  Sales in the other retail category increased 110% compared with the prior year, primarily due to accelerating market demand for Harmony remotes.

Retail Regional Performance.  The Americas, Europe and Asia Pacific regions all achieved strong retail sales growth in fiscal year 2006. Retail sales in the Americas region grew 27%, driven by the significant growth in the audio category, as well as strong sales in video and remote control products. European retail sales increased 21%, largely due to strong sales growth in audio and video products. Remote controls also ramped up strongly in Europe. In Asia Pacific, retail sales grew 21%, led by strong sales of corded and audio products.

OEM.  OEM revenues increased 11% compared with fiscal year 2005 and represented 12% of total sales in fiscal year 2006, the same proportion as last year. OEM units increased 16%, mainly driven by strong growth in corded mice sales to PC manufacturers, supported by increased OEM sales of gaming products. The timing and size of the opportunities for Logitech’s OEM gaming products are difficult to predict, as they are sensitive to trends in these industries, including customer preferences, the popularity and nature of games introduced, and the products with which our products may be bundled.

Gross Profit

Gross profit for fiscal years 2006 and 2005 was as follows (in thousands):

	2006	2005	Change %
Net sales	$1,796,715	$1,482,626	21%
Cost of goods sold	1,222,605	979,039	25%

Gross profit	$574,110	$503,587	14%

Gross margin	32.0%	34.0%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and impairment of inventories.

The increase in gross profit resulted from the net sales increase over the prior year. The decline in the Company’s gross margin is primarily due to the higher percentage of audio sales in fiscal year 2006, representing 19% of total net sales compared with 11% in fiscal year 2005. Margins in the audio category, although improved from the prior year, are lower than the Company’s other product categories. Gross margin also reflected a return to more sustainable margin levels in a number of product categories from the higher margins experienced last year.

Operating Expenses

Operating expenses for fiscal years 2006 and 2005 were as follows (in thousands):

	2006	2005	Change %
Marketing and selling	$223,063	$201,353	11%
% of net sales	12.4%	13.6%
Research and development	87,953	73,900	19%
% of net sales	4.9%	5.0%
General and administrative	64,183	56,660	13%
% of net sales	3.6%	3.8%

Total operating expenses	$375,199	$331,913	13%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Higher marketing and selling expense in absolute dollars and as a percentage of sales compared with the prior year reflects increased customer marketing development initiatives, higher personnel costs and higher outside commission expenses to support higher retail sales levels and expanded territorial coverage. The Company increased its market penetration in developing markets, such as Latin America, Eastern Europe and China, by securing new channel partners, strengthening relationships with existing partners, and investing in additional marketing initiatives. In addition, the Company’s operating expenses benefited from the strengthening of the U.S. dollar relative to the Euro and Swiss franc due to exchange rate changes on translation to the U.S. dollar financial statements.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects the Company’s commitment to continued investments in research and product development efforts. Investments in audio, video and remote control groups were the most significant contributors to the increase, driven by higher headcount and related personnel costs, as well as higher prototyping expenses. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense increased primarily as a result of increased headcount to support the business growth. In addition, costs incurred for Sarbanes-Oxley consultation and implementation and for process changes occurring in the Company contributed to the higher general and administrative expense. The Company’s operating expenses also benefited from the strengthening of the U.S. dollar relative to the Euro and Swiss franc due to exchange rate changes on translation to the U.S. dollar financial statements.

Interest Income (Expense), Net

Interest income and expense for fiscal years 2006 and 2005 were as follows (in thousands):

	2006	2005	Change %
Interest income	$5,512	$3,771	46%
Interest expense	(1,921)	(3,630)	(47)%

Interest income (expense), net	$3,591	$141	2447%

Interest income was higher compared with the prior year due to higher invested cash balances and higher returns earned on invested amounts. Interest expense decreased due to lower interest, including lower amortization of the accreted redemption premium, as a result of conversion of the convertible bond during the third quarter of fiscal year 2006.

Other Income, Net

Other income and expense for fiscal years 2006 and 2005 were as follows (in thousands):

	2006	2005	Change %
Foreign currency exchange gains, net	$7,580	$3,522	115%
Gain on sale of investments	560	—	—
Write-off of investments	(1,168)	—	—
Other, net	380	269	(41)%

Other income, net	$7,352	$3,791	94%

The increase in net foreign currency exchange gains in fiscal year 2006 primarily resulted from a one-time gain of $3 million related to an exchange of the Company’s Euro currency for U.S. dollars. The Company does not speculate in currency positions, but is alert to opportunities to maximize its foreign exchange gains. The Company also impaired an investment and recorded a gain on the sale of another investment.

Provision for Income Taxes

The provision for income taxes and effective tax rate for fiscal years 2006 and 2005 were as follows (in thousands):

	2006	2005
Provision for income taxes	$28,749	$26,340
Effective income tax rate	13.7%	15.0%

The provision for income taxes consists of income and withholding taxes. The decrease in effective tax rate is primarily due to changes in the geographic mix of income.

Year Ended March 31, 2005 Compared with Year Ended March 31, 2004

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

Overall sales growth in fiscal year 2005 reflected retail sales growth across all major product categories, with console gaming and cordless mice contributing most significantly. The decline in OEM sales reflected the absence of sales to Sony of the EyeToyTM camera and the USB headsets for the Playstation®2. Approximately 53% of the Company’s sales were denominated in currencies other than the U.S. dollar in fiscal year 2005. While the Euro was stronger compared with the prior year, the benefit from the strengthening Euro in fiscal year 2005 was less than the prior year. Any benefit did not take into account the impact that currency fluctuations had on the Company’s pricing strategy resulting in lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. The Company believed that currency fluctuations did not have a material impact on its revenue growth in fiscal year 2005.

Retail Cordless.  Cordless mice sales drove the majority of the growth in the retail cordless category, with sales increasing 69% and unit shipments up 59% over the prior year. The introduction of the laser cordless mouse in September 2004 made a significant contribution to this growth. Also, demand for Logitech’s cordless optical mice for notebooks, including the high-end V500 contributed to the growth. Demand for the media cordless mouse and value cordless offerings also contributed to higher sales during fiscal year 2005. Cordless desktops sales were also higher due to strong demand for the Company’s new LX desktop family. Contributions from the Company’s value desktop offerings and the cordless desktop for notebooks further drove growth in the cordless desktop category.

Retail Corded.  The migration by consumers to cordless peripherals impacted sales for the Company’s corded products. The largest component of the corded product category, corded mice, was essentially flat and unit shipments were lower by 1% compared with fiscal year 2004. Sales of corded keyboards declined 7% while unit shipments increased 11%. The decrease in sales, despite an increase in unit shipments, reflected a shift in the product mix.

Retail Video.  Demand for video products was strong due to the increased popularity of PC webcams spawned by the growth of instant messaging and broadband connectivity. Sales of PC webcams grew 32% and unit shipments increased 53% due to demand for both the Company’s premium high-end products and lower priced mass-market offerings. The increase in video sales was mitigated by the absence of the Company’s dualcam products, a category Logitech discontinued late in fiscal year 2004.

Retail Audio.  Sales of audio products were higher by 33% in fiscal year 2005 and unit shipments increased 12% compared with the prior fiscal year. The growth in both sales and units in the audio category was driven primarily by strong demand for the Company’s Logitech branded PC speaker line. In particular, the success of the X family series, a mid-range speaker line, made a major contribution to this growth. The Company also benefited from higher PC headset sales. To a lesser extent, higher sales of headsets for mobile phones and the Xbox™ also contributed to higher sales in the audio category.

Retail Gaming.  Sales of retail gaming peripherals grew considerably in fiscal year 2005 compared with fiscal year 2004. The growth came primarily from the Company’s console gaming peripherals, with sales increasing 172% and unit shipments growing 219% compared with a year ago. The most significant growth came from sales of cordless gamepads for the Playstation®2 and Xbox™ platforms. Sales of console steering wheels also showed growth and contributed to the increase in console gaming. Sales of gaming peripherals for the PC grew at a slower rate, increasing 21% with unit shipments higher by 24%. The growth in PC gaming peripherals was driven by higher sales for both PC gamepads and steering wheels.

Retail Regional Performance.  Retail sales in the Company’s Americas region grew 30% in fiscal year 2005, significantly faster than the 6% growth in fiscal year 2004. Strong demand for cordless, video, audio and console gaming products contributed to the increased sales, partially offset by reductions in sales of corded and PC gaming products. Contribution from the remote control line also benefited sales in the region. In Europe, retail sales also showed growth, increasing 32% compared with fiscal year 2004. While the Euro was stronger compared with the prior year, the benefit from the strengthening Euro in fiscal year 2005 was less than in fiscal year 2004. Further, this benefit did not take into account the impact that currency fluctuations had on the Company’s pricing strategy resulting in lowering or raising selling prices in a currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. European sales growth occurred across all core product categories in fiscal year 2005, with the most significant growth coming from sales of cordless mice, PC webcams, headsets and console gaming. Retail performance in Asia Pacific declined 3% in fiscal year 2005, due to significantly lower sales in China, partially offset by higher sales in Japan.

OEM.  OEM revenues declined 24% in fiscal year 2005 compared with fiscal year 2004 and represented 13% of total sales compared with 20% of total sales in the prior year. The most significant driver of the decline was the absence of sales to Sony of peripherals for the Playstation®2, which included USB headsets and the EyeToyTM camera. While corded products were the most significant component of OEM sales, demand for OEM cordless products continued to grow. In particular, sales of OEM cordless mice grew considerably compared with fiscal year 2004.

Gross Profit

Gross profit for fiscal years 2005 and 2004 was as follows (in thousands):

	2005	2004	Change %
Net sales	$1,482,626	$1,268,470	17%
Cost of goods sold	979,039	859,548	14%

Gross profit	$503,587	$408,922	23%

Gross margin	34.0%	32.2%

The increase in gross profit correlated with increased revenues during the same period. The increase in gross margin primarily reflected a shift in the mix between retail and OEM sales, as well as improved retail gross margins. As a percentage of total sales, OEM revenues were significantly lower in fiscal year 2005, representing 13% of total sales compared to 20% in the prior year. Overall, retail margins improved in fiscal year 2005 compared with fiscal year 2004. In particular, gross margins for the Company’s video products improved most significantly, primarily as a result of the Company’s exit from the dualcam category. Gross margin in fiscal year 2005 improved in spite of increases for certain material and fuel costs. During fiscal year 2005, the Company incurred incremental costs in connection with the introduction and phase-in of a large number of retail products, which included significant freight costs to expedite delivery of products to meet higher than expected customer demand.

Operating Expenses

Operating expenses for fiscal years 2005 and 2004 were as follows (in thousands):

	2005	2004	Change %
Marketing and selling	$201,353	$156,793	28%
% of net sales	13.6%	12.4%
Research and development	73,900	61,289	21%
% of net sales	5.0%	4.8%
General and administrative	56,660	45,286	25%
% of net sales	3.8%	3.6%

Total operating expenses	$331,913	$263,368	26%

Marketing and Selling

Higher marketing and selling expense in fiscal year 2005 in absolute dollars and as a percentage of sales compared with the prior year reflects increased investments in marketing and sales for expanded territory coverage, to strengthen brand awareness across all geographies and to support higher retail sales levels. Correlating with the higher sales during the year, expenses incurred for commissions and marketing development initiatives with customers were higher than the prior year. Personnel costs were also higher due to increased headcount for expanded territory coverage for certain key markets, including China, Eastern Europe and the retail mass channel in the United States. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

To support the development of a broader product portfolio, the Company expanded its research and development staff in fiscal year 2005. Higher personnel costs contributed most significantly to the increased expense. Investments in product development focused on the Company’s cordless, audio and advanced remote control product programs. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Swiss franc relative to the U.S. dollar, also contributed to the increase compared with the prior year.

General and Administrative

General and administrative expense increased in fiscal year 2005 primarily as a result of higher personnel costs due to increased headcount to support the growth of the Company’s business. Also, costs incurred for Sarbanes-Oxley consultation and implementation, investments to upgrade business applications and information technology systems, and legal costs related to patent infringement claims inherited with the Company’s acquisition of Intrigue contributed to higher general and administrative spending in fiscal year 2005. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase compared with the prior year.

Interest Income (Expense), Net

Interest income and expense for fiscal years 2005 and 2004 were as follows (in thousands):

	2005	2004	Change %
Interest income	$3,771	$2,278	66%
Interest expense	(3,630)	(4,136)	(12)%

Interest income (expense), net	$141	$(1,858)	(108)%

Interest income was higher in fiscal year 2005 due to higher invested cash balances and higher returns earned on invested amounts. Interest expense was lower in fiscal year 2005 primarily due to the Company incurring a $.8 million financing charge in fiscal year 2004 in connection with the sale of a portion of a VAT receivable to a bank.

Other Income, Net

Other income and expense for fiscal years 2005 and 2004 were as follows (in thousands):

	2005	2004	Change %
Foreign currency exchange gains, net	$3,522	$2,966	19%
Write-off of investments	—	(515)	(100)%
Other, net	269	(478)	156%

Other income, net	$3,791	$1,973	92%

The increase in other income, net in fiscal year 2005 was primarily due to increased favorable fluctuations in exchange rates. Also, the Company incurred losses in fiscal year 2004 totaling $1.0 million for the write-down of an investment and the provision for a potentially non-recoverable insurance loss.

Provision for Income Taxes

The provision for income taxes and effective tax rate for fiscal years 2005 and 2004 were as follows (in thousands):

	2005	2004
Provision for income taxes	$26,340	$13,516
Effective income tax rate	15%	9%

The provision for income taxes consists of income and withholding taxes. During the third quarter of fiscal year 2004, the Company released $13.4 million of its valuation allowance on specific deferred tax assets, primarily as a result of achieving sustained profitability in certain tax jurisdictions. Additionally, a reassessment of its tax position resulted in an adjustment of the Company’s effective income tax rate to 15% in the fourth quarter of fiscal year 2004 from 20% in prior periods. This was primarily due to changes in the geographic mix of income. As a result of the release of its valuation allowance and the adjustment of its effective income tax rate, the Company’s provision for income taxes in fiscal year 2004 was 9%. Excluding the impact of the $13.4 million valuation allowance released in the third quarter, the effective tax rate for fiscal year 2004 would have been 18%.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At March 31, 2006, net working capital was $407.9 million, compared with $452.7 million at March 31, 2005. The decrease in working capital was primarily due to a significant decrease in cash and cash equivalents, partially offset by the increases in accounts receivable and inventory.

Cash and cash equivalents totaled $245.0 million at March 31, 2006, a decrease of $96.3 million from March 31, 2005. The Company used $241.4 million to repurchase shares under the share buyback program and $54.1 million for capital expenditures, including investments for information system upgrades, construction of the new factory in Suzhou, China, and normal expenditures for tooling costs. The use of cash was partially offset by $152.2 million of cash provided by operating activities and $49.2 million in proceeds from the sale of shares under the Company’s employee option and share purchase plans.

The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash and cash equivalents on hand and borrowings, as needed, under its credit facilities. The Company has credit lines with several European and Asian banks totaling $153.6 million as of March 31, 2006. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of March 31, 2006, $139.6 million was available under these facilities. There are no financial covenants under these lines of credit with which the Company must comply.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for fiscal years 2006, 2005 and 2004 (dollars in thousands):

	2006	2005	2004
Accounts receivable, net	$289,849	$229,234	$206,187
Inventories	$196,864	$175,986	$135,561
Working capital	$407,923	$452,663	$410,908
Days sales in accounts receivable (DSO) (1)	56 days	51 days	53 days
Inventory turnover (ITO) (2)	6.4x	6.1x	6.8x
Net cash provided by operating activities	$152,217	$213,674	$166,460

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

During fiscal year 2006, the Company’s operating activities generated net cash of $152.2 million compared with $213.7 million in the prior year. Stronger business results were offset by increased accounts receivable balances, resulting from significantly higher sales in fiscal year 2006 and an increase in DSO. Although partially offset by higher collections, accounts receivable increased to $289.8 million at March 31, 2006, compared with $229.2 million last year. In addition, the Company increased its inventory levels and purchases to respond to the sales increases in fiscal year 2006. At March 31, 2006, inventory was $196.9 million compared with $176.0 million at March 31, 2005. The increase was predominantly in finished goods, intended to ensure sufficient supply on hand to meet demand. Increased operating expenses also affected cash flow from operating activities in fiscal year 2006. The Company invested in additional personnel, marketing and product initiatives, and infrastructure improvements to support the expanding sales base.

The Company’s operating activities generated net cash of $213.7 million during fiscal year 2005 compared with $166.5 million in the prior year. The increase in cash flow generated from operations was due to higher sales and better management of outstanding receivables. Also contributing to improved cash from operations were refunds for value-added taxes from the Chinese government related to certain calendar year 2003 claims. Partially offsetting the increase in cash flow from operations was increased spending for inventory purchases and for operating expenses. The increase in inventory in fiscal year 2005 reflected the Company’s anticipation of product demand by key retail accounts and raw material buffer stock required to manage shortages or interruptions in component supplies. Also, cash flows from operations were impacted by increased operating expenses, which included higher personnel costs, spending for marketing and product development initiatives and investments in infrastructure improvements.

Cash Flow from Investing Activities

Cash flows from investing activities during fiscal years 2006, 2005 and 2004 were as follows (in thousands):

	2006	2005	2004
Purchases of property, plant and equipment	$(54,102)	$(40,541)	$(24,718)
Acquisitions and investments, net of cash acquired	860	(30,494)	(15,490)
Premium paid on cash surrender value of life insurance policies	(1,464)	—	—

Net cash used in investing activities	$(54,706)	$(71,035)	$(40,208)

During fiscal year 2006, the Company’s purchases of property, plant and equipment were primarily for construction of the new factory in Suzhou, China, information system upgrades, and normal expenditures for tooling. The Company also invested participant deferrals of $1.5 million from its management deferred compensation plan in life insurance contracts. In addition, the Company received proceeds from the sale of an investment.

The Company’s purchases of property, plant and equipment in fiscal year 2005 were primarily normal expenditures for tooling costs, machinery and equipment, and computer equipment and software. Capital expenditures also included the cost of information system upgrades and construction of a new factory in Suzhou, China. In connection with the acquisition of Intrigue Technologies in May 2004, the Company paid net cash of $29.8 million, acquiring all of Intrigue’s outstanding shares. Also, the Company made other equity investments of $.6 million, primarily for funding in A4Vision, Inc., a privately held company from which Logitech licenses face tracking software used in its PC webcams.

During the year ended March 31, 2004, the Company used cash of $24.7 million to acquire property, plant and equipment, primarily for tooling and computer equipment purchases. Also, the Company used cash of $15.5 million to invest in two technology companies, $15.1 million of which was invested in the Anoto Group AB, a Swedish high technology company from which Logitech licenses digital pen technology.

Cash Flow from Financing Activities

The following tables present information on the Company’s cash flows from financing activities, including information on its share repurchases during fiscal years 2006, 2005 and 2004 (in thousands except per share amounts):

	2006	2005	2004
Borrowings (repayments) of short-term debt	$5,235	$(4,073)	$—
Repayments of long-term debt	(43)	(475)	(1,331)
Purchases of treasury shares	(241,352)	(134,525)	(79,162)
Proceeds from sale of shares upon exercise of options and rights	49,206	45,985	31,404

Net cash used in financing activities	$(186,954)	$(93,088)	$(49,089)

	2006	2005	2004
Number of shares repurchased	6,138	5,550	4,398
Value of shares repurchased	$241,352	$134,525	$79,162
Average price per share	$39.32	$24.24	$18.00

Cash used in financing activities during fiscal year 2006 included treasury stock repurchases of 6,138,000 shares, totaling $241.4 million pursuant to the Company’s buyback programs. The buyback program announced in April 2004 authorized the purchase of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). The buyback program announced in June 2005 authorized the purchase of up to CHF 300.0 million (approximately $235.0 million based on exchange rates at the date of announcement). Proceeds included $49.2 million from the sale of 3,533,000 shares under the Company’s employee option and share purchase plans and $5.2 million from short-term borrowing in Japanese yen, to benefit from low interest rates and to offset exposures in yen-denominated assets. During fiscal year 2006, all of the Company’s convertible bonds were converted into a total of 5,448,693 Logitech registered shares through delivery of treasury shares which had no cash impact on financing activities.

Cash used in financing activities during fiscal year 2005 included treasury stock repurchases of 5,550,000 shares, totaling $134.5 million pursuant to the Company’s buyback program announced in April 2004. Debt repayments totaling $4.5 million primarily related to the Company’s Swiss mortgage loan that matured in April 2004. Proceeds totaling $46.0 million were realized from the sales of shares pursuant to the Company’s employee option and share purchase plans.

Cash used in financing activities during fiscal year 2004 included treasury stock repurchases totaling $79.2 million and repayment of debt obligations of $1.3 million. The Company completed purchases under its buyback program announced in February 2003, purchasing 3,068,472 shares for $47.1 million. Also, pursuant to a new program announced in October 2003, authorizing the purchase of up to CHF 40 million (approximately $32 million based on exchange rates at the date of announcement) of Logitech shares, the Company completed the purchase of 1,330,000 shares for $32.1 million. The Company realized cash proceeds of $31.4 million from the sale of shares pursuant to the Company’s employee option and share purchase plans in fiscal year 2004.

Cash Outlook

The Company’s working capital requirements and capital expenditures could increase to support future expansion of Logitech operations. Future acquisitions or expansion of the Company’s operations may be significant and may require the use of cash.

In June 2005, the Company announced the approval by its board of directors of a new buyback program of up to CHF 300.0 million (approximately $235.0 million based on exchange rates at the date of announcement).

The program expires at the Company’s 2008 Annual General Meeting at the latest. Under this program, the Company repurchased 4.2 million shares for $174.6 million during the year ended March 31, 2006. The approved amount remaining under this program at March 31, 2006 is CHF 76.1 million ($58.3 million based on exchange rates at March 31, 2006). The Company plans to continue repurchasing shares in fiscal year 2007 under this program.

Also in fiscal year 2007, the Company plans to continue investing in tooling and other manufacturing and operating infrastructure, particularly in the Asia Pacific region.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels. No deferred payments are required if the highest net sales level in the revenue measurement period is less than $55.0 million. Net sales of remote controls have been increasing in recent quarters and, if current sales growth in this category continues, the Company will be obligated to make the deferred payment. The deferred payment, if any, will be recorded as an adjustment to goodwill. The total payment amount will not be known until the end of the revenue measurement period.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

As of March 31, 2006, the Company’s outstanding contractual obligations and commitments included: (i) amounts drawn on its credit lines, (ii) equipment financed under capital leases, (iii) facilities leased under operating lease commitments, and (iv) purchase commitments and obligations. The following summarizes Logitech’s contractual obligations and commitments at March 31, 2006 (in thousands):

		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lines of credit	$14,023	$14,023	$—	$—	$—
Capital leases	52	48	4	—	—
Operating leases	35,532	7,479	12,298	8,751	7,004
Purchase commitments – inventory	128,603	128,603	—	—	—
Purchase obligations	8,709	8,709	—	—	—

Total contractual obligations and commitments	$186,919	$158,862	$12,302	$8,751	$7,004

For additional information on the Company’s outstanding debt obligations, see Note 7—“Financing Arrangements” of the Notes to Consolidated Financial Statements.

Lines of Credit

The Company’s line of credit is denominated in Japanese yen and is due on demand.

Operating and Capital Leases

The remaining terms on the Company’s non-cancelable operating leases expire in various years through 2015. The Company had minimal commitments on capital leases as of March 31, 2006.

Purchase Commitments – Inventory

The Company has fixed purchase commitments for inventory of $128.6 million as of March 31, 2006. Inventory purchase commitments are made in the normal course of business and are to contract manufacturers and other suppliers. Although open purchase commitments are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to the delivery of the purchases. The purchase commitments for inventory are expected to be fulfilled within one year.

Purchase Obligations

Purchase obligations represent an estimate of all open purchase orders and contractual obligations for capital and other expenditures, for which the goods or services are not received. These purchase obligations are primarily related to commitments for manufacturing equipment and software, as well as consulting, marketing and advertising arrangements. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to cancel, reschedule, and adjust its requirements based on the business needs prior to the delivery of goods or performance of services.

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

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and, therefore, the amounts subject to the Company’s guarantees similarly vary. At March 31, 2006, the amount of these outstanding guaranteed purchase obligations was approximately $1.3 million. Logitech does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property rights and safety defects, subject to certain restrictions. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions as of March 31, 2006. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

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

D.    Employees

The number of people employed worldwide by the Company was as follows:

Category	As of March 31,
	2006	2005	2004
Research and development	807	645	459
Manufacturing and distribution	5,081	5,108	4,506
Marketing, sales and support	678	639	511
Administration	642	506	384

Total	7,208	6,898	5,860

Of the total number of employees as of March 31, 2006, 978 were in North America, 641 were in Europe and 5,589 were in Asia. None of the Company’s U.S. employees are represented by a labor union or are subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights, which include requirements similar to collective bargaining agreements. The Company believes that its employee relations are good.

E.    Share Ownership

Share and option ownership of the Company’s Directors and Executive Officers appears in Section 5.5 “Share Ownership of Directors and Executive Officers” and Section 5.6 “Option Ownership of Directors and Executive Officers” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

Information concerning the Company’s employee stock-based compensation arrangements including stock option plans and stock purchase plans is disclosed in Note 9—“Employee Benefit Plans” of the Notes to Consolidated Financial Statements included in Item 18 “Financial Statements.”

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain beneficial ownership information as of March 31, 2006 of each shareholder known by the Company to beneficially own 5% or more of the Company’s registered shares or ADSs. The Company does not believe it is directly or indirectly owned or controlled by any corporation or by any foreign government. The voting rights of Logitech shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. The Company is unaware of any arrangement that might result in a change in its control.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage(2)
Daniel Borel	6,120,000	6.4%

(1)	Beneficial ownership is determined in accordance with rules of the SEC that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. The beneficial owners have furnished this information. Unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Registered shares subject to options that are currently exercisable or exercisable within 60 days after March 31, 2006 are deemed to be issued and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Percentage ownership is calculated based on 95,803,310 registered shares issued as of March 31, 2006.

Based on a SEC filing by FMR Corp. on February 14, 2006, FMR Corp. was the beneficial holder under applicable US securities laws of 7,098,170 Logitech shares and/or ADSs, representing approximately 7.4% of the Company’s aggregate voting rights, as of December 31, 2005. FMR Corp. is the parent company of Fidelity Investments, a U.S.-based mutual fund company, and its beneficial ownership is as a result of holdings through one or more of its funds. On March 21, 2006 FMR Corp. notified the Company that its shareholdings had fallen to 4.96% of the Company’s aggregate voting rights on March 15, 2006.

Refer also to Item 9C “Markets on which our Shares Trade” for information regarding the number of ADSs held in the United States.

B.    Related Party Transactions

In connection with the Company’s investment in the Anoto Group AB, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish high technology company from which Logitech licenses digital pen technology. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology. During fiscal year 2006, expenses incurred for license fees to Anoto were $.5 million. Expenses incurred for license fees and NRE service fees to Anoto were $.7 million in fiscal year 2005.

Also, in connection with the Company’s investment in A4Vision, Inc. a Logitech executive was appointed to the A4Vision board of directors. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software. During fiscal year 2006, expenses incurred for license fees to A4Vision were immaterial. Expenses incurred for license fees to A4Vision amounted to $.2 million in fiscal year 2005.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Please refer to Item 18 “Financial Statements” and pages F-1 through F-25 of our Consolidated Financial Statements. In addition, for more information regarding our results of operations, please refer to Item 5 “Operating and Financial Review and Prospects.”

Legal Proceedings

From time to time, Logitech becomes involved in claims and legal proceedings that arise in the ordinary course of its business. The Company is currently subject to several such claims and legal proceedings and intends to defend against them vigorously. However, there can be no assurance that our defenses will be successful, or that any judgment or settlement in any of these lawsuits or claims would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Further, because of technological changes in the computer and consumer electronics industries, current extensive patent coverage granted to third parties, and the rapid rate of issuance of new patents, it is possible certain components of our products or our business methods may unknowingly infringe existing patents of third parties. The Company has from time to time been notified that it may be infringing certain patents or other intellectual property rights of others. Pending and future litigation and disputes arising over patent infringement claims, or over commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of our management and technical resources, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could adversely affect our business, financial condition and operating results.

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

The following table sets forth certain historical share price information for the Company’s registered shares. The information presented is based on (i) the high and low closing sales prices quoted in Swiss francs for the registered shares on the SWX Swiss Exchange, and (ii) the U.S. dollar equivalent based on the noon buying rate on the trading day of the month in which the high or low closing sales price occurred. The noon buying rate is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York. Share prices have been adjusted to reflect a two for one share split in June 2005.

	Price per Registered Share on the Swiss Exchange
	High	Low	High	Low
	CHF	CHF	$	$
Annual Highs and Lows:
Fiscal 2002	39.85	14.50	23.69	8.96
Fiscal 2003	41.63	15.75	26.30	10.49
Fiscal 2004	32.00	19.23	25.88	14.13
Fiscal 2005	38.45	26.38	32.11	21.48
Fiscal 2006	65.00	34.20	50.55	28.74

Quarterly Highs and Lows:
Fiscal 2005:
First quarter	30.95	28.00	23.66	21.49
Second quarter	31.00	26.38	24.81	21.48
Third quarter	34.90	30.33	30.70	24.93
Fourth quarter	38.45	32.50	32.11	27.41
Fiscal 2006:
First quarter	41.85	34.20	32.72	28.74
Second quarter	52.35	41.20	40.61	31.60
Third quarter	63.00	47.75	47.73	36.89
Fourth quarter	65.00	50.90	50.55	39.48

Monthly Highs and Lows (over the most recent six month period):
October 2005	53.65	47.75	41.20	36.89
November 2005	60.20	50.25	45.79	38.94
December 2005	63.00	58.90	47.73	45.67
January 2006	65.00	51.20	50.55	40.52
February 2006	56.00	51.30	42.81	39.36
March 2006	55.25	50.90	42.37	39.48

American Depositary Shares

Logitech’s ADSs are traded on the Nasdaq National Market. The following table sets forth certain historical market price information for the Company’s ADSs. ADS prices have been adjusted to reflect a two for one split in June 2005.

	Price per ADS on Nasdaq
	High	Low
	$	$
Annual Highs and Lows:
Fiscal 2002	24.13	9.06
Fiscal 2003	26.63	10.93
Fiscal 2004	25.65	13.98
Fiscal 2005	32.95	21.00
Fiscal 2006	51.31	28.57

Quarterly Highs and Lows:
Fiscal 2005:
First quarter	24.48	21.45
Second quarter	24.65	21.00
Third quarter	30.60	24.34
Fourth quarter	32.95	27.23
Fiscal 2006:
First quarter	32.88	28.57
Second quarter	40.75	32.39
Third quarter	48.48	37.10
Fourth quarter	51.31	39.22

Monthly Highs and Lows (over the most recent six month period):
October 2005	41.46	37.10
November 2005	45.80	39.76
December 2005	48.48	45.20
January 2006	51.31	40.11
February 2006	42.65	40.00
March 2006	42.70	39.22

B.    Plan of Distribution

Not applicable.

C.    Markets

Logitech Registered Shares

The principal trading market for Logitech’s registered shares is the SWX Swiss Exchange, on which registered shares have been traded since 1988 under the symbol “LOGN.” As of March 31, 2006, there were 95,803,310 registered shares issued and outstanding (including 4,477,613 shares held as treasury stock) held by 12,670 holders of record.

Logitech American Depositary Shares

Logitech ADSs, each representing one registered share, have since March 27, 1997 been listed on the Nasdaq National Market under the symbol “LOGI.” The Bank of New York serves as depositary with respect to the Logitech ADSs traded on that market. As of March 31, 2006, according to the records of the Bank of New York, approximately 17,132,636 ADSs were outstanding in the United States.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Incorporation

Set forth below is certain information and references to information concerning Logitech’s share capital, material provisions of applicable Swiss law and the Company’s Articles of Incorporation and Organizational Regulations (bylaws). Logitech incorporates by reference an English translation of the Company’s Articles of Incorporation as set forth in Exhibit 1.1 to its Report on Form 6-K filed with the SEC on August 5, 2005 and its Organizational Regulations, as amended and set forth in Exhibit 1.2 of the Company’s Annual Report on Form 20-F, File No. 0-29174 filed with the SEC on May 19, 2004. The information below and information incorporated by reference are a summary which does not purport to be complete and are qualified in their entirety by reference to the Articles of Incorporation, the Organizational Regulations, and Swiss law.

Purpose

Article 2 of the Company’s Articles of Incorporation establishes the principal objective of the Company as the coordination of the activity of its Swiss and foreign subsidiaries.

Board of Directors

Information concerning directors’ power under the Company’s bylaws and Swiss law appears in Section 3 “Board of Directors” in Exhibit 15.1 to this Form 20-F and is incorporated herein by reference.

Rights, Preferences and Restrictions

Information concerning the rights, preferences and restrictions attaching to each of the Company’s share categories appears in Section 2 “Capital Structure” and Section 6 “Shareholders’ Participation Rights” in Exhibit 15.1 to this Form 20-F and is incorporated herein by reference.

General Meeting of Shareholders

Information concerning the conditions governing the manner in which the Company’s Annual General Meeting of Shareholders is convoked and conditions for admission appears in Section 6.3 “Convocation of the General Meeting of Shareholders” in Exhibit 15.1 to this Form 20-F and is incorporated herein by reference.

Change of Control Provisions

Information concerning the provisions relating to a change of control of the Company appears in Section 7 “Mandatory Offer and Change of Control Provisions” in Exhibit 15.1 to this Form 20-F and is incorporated herein by reference.

Disclosure of Shareholder Ownership

Information concerning ownership thresholds above which shareholder ownership must be disclosed appears in Section 1.2 “Significant Shareholders” in Exhibit 15.1 to this Form 20-F and is incorporated herein by reference.

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

There are no legislative or other legal provisions currently in effect in Switzerland or arising under Logitech’s Articles of Incorporation restricting the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of Logitech securities. Cash dividends payable in Swiss francs on shares and ADSs may be officially transferred from Switzerland and converted into any other convertible currency. There are no limitations imposed by Swiss laws or Logitech’s Articles of Incorporation on the right of non-Swiss residents to hold or vote the shares or ADSs.

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

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

Whenever a reference is made in this Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. We file annual and special reports and other information with the SEC. You may read and copy all or any portion of this Form 20-F and any other document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Such material may also be obtained at the Internet site the SEC maintains at www.sec.gov.

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

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, British pound sterling, Swiss franc (“CHF”), Japanese yen, Chinese yuan renminbi (“CNY”), Taiwanese dollar and Mexico peso. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the functional currency, where the net exposure is greater than $.5 million at March 31, 2006. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared with the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Chinese yuan renminbi	$100,226	$(9,111)	$11,136
U.S. dollar	Swiss franc	3,959	(360)	440
U.S. dollar	Mexican peso	3,134	(285)	348
U.S. dollar	Japanese yen	1,449	(132)	161
U.S. dollar	Singapore dollar	899	(82)	100
U.S. dollar	Czech koruna	(655)	60	(73)
U.S. dollar	Euro	(1,026)	93	(114)
U.S. dollar	Taiwanese dollar	(11,930)	1,085	(1,326)
Euro	British pound sterling	18,254	(1,659)	2,028
Euro	Swiss franc	1,071	(97)	119
Euro	Russian rouble	995	(90)	111
Euro	Swedish kroner	(1,276)	116	(142)
Euro	Hungarian forint	(1,429)	130	(159)

		$113,671	$(10,332)	$12,629

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency. In July 2005, the Chinese government restructured the country’s exchange rate system, pegging the CNY to a basket of currencies rather than just the U.S. dollar. In the months following the revaluation, the CNY appreciated 2% against the U.S. dollar. The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in CNY. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against potential significant appreciation of the CNY, the Company has transferred a portion of its cash investments to CNY accounts. At March 31, 2006, net assets held in CNY totaled $100.2 million. While the revaluation continues to limit the CNY to float within a narrow percentage band each day, the Company believes that the change to a more flexible system based on a basket of foreign currencies could lead to a further, gradual rise in the CNY’s value.

From time to time, the Company enters into foreign exchange forward contracts to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. These forward contracts are denominated in the same currency as the underlying transactions. The Company does not use derivative financial instruments for trading or speculative purposes. As of March 31, 2006, the notional amounts of foreign exchange forward contracts outstanding for forecasted inventory purchases were $13.6 million. These forward contracts generally mature within three months. Deferred realized gains totaled $.2 million at March 31, 2006 and are expected to be reclassified to cost of goods sold when the related inventory is sold. If the U.S. dollar had appreciated by 10% as compared with the hedged foreign currency, an unrealized gain of $1.3 million in the foreign exchange forward contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% as compared with the hedged foreign currency, a $1.4 million unrealized loss in the foreign exchange forward contract portfolio would have occurred.

Interest Rates

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company analyzed its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the March 31, 2006 and March 31, 2005 period end rates would not have a material effect on the Company’s results of operations or cash flows.

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

On June 30, 2005, a two-for-one stock split was effected for holders of registered shares and ADSs.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of March 31, 2006 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Controls

During the period covered by this report, no changes in the Company’s internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Board of Directors consists of four non-employee directors, Mr. Gary Bengier, Mr. Kee-Lock Chua, Mr. Frank Gill and Ms. Monika Ribar, each of whom meets the independence requirements of the Nasdaq National Market listing standards and the rules and regulations of U.S. Securities and Exchange Commission. The Board affirmatively determined that Mr. Gill, Mr. Bengier and Ms. Ribar are audit committee financial experts. Refer also to the information in Exhibit 15.1 under Section 3.5 “The Functioning of the Board of Directors – Audit Committee.”

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

Any amendments or waivers of the code of ethics for members of the Company’s board of directors or executive officers will be disclosed in the investor relations section of the Company’s Web site within five business days following the date of the amendment or waiver and will also be disclosed either on a Form 6-K or the Company’s next Form 20-F filing. During fiscal year 2006, no waivers or amendments were made to the code of ethics for any Director or Executive Officer.

Logitech’s code of ethics is available on the Company’s Web site at www.logitech.com, and for no charge, a copy of the Company’s code of ethics can be requested via the following address or phone number:

Logitech

Investor Relations

6505 Kaiser Drive

Fremont, CA 94555 USA

Main 510-795-8500

ITEM 16C. PRINCIPAL	ACCOUNTANT FEES AND SERVICES

Information concerning accountant fees and services appears in Section 8.2 and 8.3 “Audit Fees” and Section 8.4 “Supervisory and Control Instruments” in Exhibit 15.1 to this Form 20-F and is incorporated herein by reference.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by Logitech of its equity securities (in thousands, except share and per share amounts):

Period	Total Number of Shares Purchased as Part of the Programs	Average Price Paid Per Share		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs
		in CHF	in USD
April 2005	81,000	CHF 35.78	$29.96	$63,050
May 2005	450,000	CHF 36.22	$30.53	49,312
June 2005	500,000	CHF 37.90	$30.73	33,947
July 2005	60,000	CHF 46.25	$36.02	31,786
August 2005	270,000	CHF 48.85	$37.85	21,567
September 2005	240,000	CHF 47.56	$37.85	12,483
October 2005	45,000	CHF 49.61	$38.39	10,755
November 2005	306,257	CHF 52.77	$41.43	234,332
December 2005	210,000	CHF 60.41	$45.93	224,688
January 2006	203,500	CHF 54.98	$41.71	216,200
February 2006	3,352,000	CHF 52.63	$41.26	77,896
March 2006	420,000	CHF 54.68	$41.69	60,386

Total	6,137,757	CHF 50.04	$39.32

In fiscal year 2006, the Company repurchased shares pursuant to the Company’s buyback program announced in April 2004, authorizing the purchase of up to CHF 250 million of shares (approximately $200 million based on exchange rates at the date of announcement). The Company completed this share buyback program in November 2005 and initiated the purchases under an additional share buyback program announced in June 2005. The Company is authorized to purchase up to CHF 300 million of shares (approximately $235 million based on exchange rates on the date of announcement) under this program which will terminate, at the latest, on the date of the Company’s Annual General Meeting in 2008.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The Company has responded to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-25 and is incorporated herein by reference.

ITEM 19.    EXHIBITS

a.	Financial Statements

Report of the Group Auditors to the General Meeting of Logitech International S.A., Apples, Switzerland

Consolidated Balance Sheets – March 31, 2006 and 2005

Consolidated Statements of Income – Year Ended March 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows – Year Ended March 31, 2006, 2005 and 2004

Consolidated Statements of Changes in Shareholders’ Equity – Year Ended March 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

Unaudited Quarterly Financial Data

b.	Exhibits

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.
1.1	Articles of Incorporation of Logitech International S.A. as amended.	6-K	0-29174	08/05/05	1.1

1.2	Organizational Regulations of Logitech International S.A. as amended.	20-F	0-29174	05/19/04	1.2

2.1	Form of Deposit Agreement dated March 27, 1997 as amended July 5, 2000 and as further amended on August 2, 2001, among Logitech International S.A., the Bank of New York, as Depositary, and owners and beneficial owners of American Depositary Receipts (including as an exhibit of the form of American Depositary Receipt.)	S-8	333-100854	05/27/03	4.1

2.2	Deposit Agreement dated June 1, 2001 by and among Logitech (Jersey) Limited, Logitech International S.A. and Credit Suisse.	6-K	0-29174	08/14/01	99.2

2.3	Bond Purchase, Paying and Conversion Agency Agreement dated June 1, 2001 by and among Logitech (Jersey) Limited, Logitech International S.A., Credit Suisse First Boston and Banque Cantonale Vaudoise.	6-K	0-29174	08/14/01	99.1

2.4	Guarantee dated June 8, 2001 by Logitech International S.A.	6-K	0-29174	08/14/01	99.3

4.1	1996 Stock Plan, as amended.	S-8	333-100854	05/27/03	4.2

4.2	1996 Employee Share Purchase Plan, as amended.	S-8	333-100854	10/30/02	4.3

4.3	Form of Director and Officer Indemnification Agreement with Logitech International S.A.	20-F	0-29174	05/21/03	4.1

4.4	Form of Director and Officer Indemnification Agreement with Logitech Inc.	20-F	0-29174	05/21/03	4.2

4.5	Credit Agreement dated March 2001 by and between Logitech International S.A. and Credit Suisse.	F-4/A	333-56072	03/13/01	10.2

8.1	List of subsidiaries of Logitech International S.A.					X

12.1	Consent of Independent Registered Public Accounting Firm					X

15.1	Report on Corporate Governance prepared under the rules of the SWX Swiss Exchange.					X

15.2	Charter for the Audit Committee of the Board of Directors of Logitech International S.A. (as amended October 12, 2004)	6-K	0-29174	02/04/05	15.1

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.

31.1	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.					X

31.2	Certification by Chief Executive Officer pursuant to section 302 of Sarbanes-Oxley Act of 2002.					X

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*					X

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Logitech International S.A.

/s/ Guerrino De Luca
Guerrino De Luca President and Chief Executive Officer

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer, and U.S. Representative

May 19, 2006

LOGITECH INTERNATIONAL S.A.

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF

LOGITECH INTERNATIONAL S.A., APPLES,

SWITZERLAND

As Group auditors, we have audited the consolidated financial statements of Logitech International S.A. and its subsidiaries, set out on pages F-3 to F-24, consisting of the consolidated balance sheets at March 31, 2006 and 2005, the consolidated statements of income, of cash flows and of changes in shareholders’ equity for the years ended March 31, 2006, 2005 and 2004 and the notes to the consolidated financial statements.

These consolidated financial statements are the responsibility of the Board of Directors of Logitech International S.A. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with the Swiss Auditing Standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 2006 and 2005 and the results of operations and their cash flows for the years ended March 31, 2006, 2005 and 2004 in accordance with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers S.A.

/s/ M. Perry M. Perry	/s/ F. Rast F. Rast

Lausanne, May 19, 2006

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	March 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$245,014	$341,277
Accounts receivable	289,849	229,234
Inventories	196,864	175,986
Other current assets	34,479	34,326

Total current assets	766,206	780,823
Investments	36,414	16,793
Property, plant and equipment	74,810	52,656
Goodwill	135,396	134,286
Other intangible assets	11,175	15,816
Other assets	33,063	27,323

Total assets	$1,057,064	$1,027,697

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$14,071	$9,875
Accounts payable	181,290	177,748
Accrued liabilities	162,922	156,575

Total current liabilities	358,283	344,198
Long-term debt	4	147,788
Other liabilities	13,601	9,562

Total liabilities	371,888	501,548

Commitments and contingencies

Shareholders’ equity:
Registered shares, par value CHF .5 – 115,803,310 authorized, 35,780,930 conditionally authorized, 95,803,310 issued and outstanding at March 31, 2006 and 2005	33,370	33,370
Additional paid-in capital	100,339	125,745
Less registered shares in treasury, at cost, 4,477,613 at March 31, 2006 and 7,321,094 at March 31, 2005	(186,080)	(173,728)
Retained earnings	765,758	584,653
Accumulated other comprehensive loss	(28,211)	(43,891)

Total shareholders’ equity	685,176	526,149

Total liabilities and shareholders’ equity	$1,057,064	$1,027,697

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year ended March 31,
	2006	2005	2004
Net sales	$1,796,715	$1,482,626	$1,268,470
Cost of goods sold	1,222,605	979,039	859,548

Gross profit	574,110	503,587	408,922
Operating expenses:
Marketing and selling	223,063	201,353	156,793
Research and development	87,953	73,900	61,289
General and administrative	64,183	56,660	45,286

Total operating expenses	375,199	331,913	263,368
Operating income	198,911	171,674	145,554
Interest income (expense), net	3,591	141	(1,858)
Other income, net	7,352	3,791	1,973

Income before income taxes	209,854	175,606	145,669
Provision for income taxes	28,749	26,340	13,516

Net income	$181,105	$149,266	$132,153

Net income per share and ADS:
Basic	$2.00	$1.69	$1.46
Diluted	$1.84	$1.53	$1.34
Shares used to compute net income per share and ADS:
Basic	90,681	88,504	90,692
Diluted	99,385	99,125	100,320

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended March 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$181,105	$149,266	$132,153
Non-cash items included in net income:
Depreciation	29,880	26,041	26,164
Amortization of other intangible assets	4,641	6,320	5,240
Write-off of investments	1,168	—	515
Gain on sale of investment	(560)	—	—
Loss on disposal of fixed assets	1,169	111	788
Gain on cash surrender value of life insurance policies	(1,523)	—	—
Release of tax valuation allowance	—	—	(13,350)
Deferred income taxes and other	(4,870)	(3,698)	8,550
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(66,651)	(14,140)	(14,085)
Inventories	(25,425)	(35,276)	(5,307)
Other assets	(5,416)	8,675	749
Accounts payable	5,162	30,373	9,812
Accrued liabilities	33,537	46,002	15,231

Net cash provided by operating activities	152,217	213,674	166,460

Cash flows from investing activities:
Purchases of property, plant and equipment	(54,102)	(40,541)	(24,718)
Acquisitions and investments, net of cash acquired	860	(30,494)	(15,490)
Premiums paid on cash surrender value life insurance policies	(1,464)	—	—

Net cash used in investing activities	(54,706)	(71,035)	(40,208)

Cash flows from financing activities:
Borrowings (repayments) of short-term debt	5,235	(4,073)	—
Repayments of long-term debt	(43)	(475)	(1,331)
Purchases of treasury shares	(241,352)	(134,525)	(79,162)
Proceeds from sale of shares upon exercise of options and rights	49,206	45,985	31,404

Net cash used in financing activities	(186,954)	(93,088)	(49,089)

Effect of exchange rate changes on cash and cash equivalents	(6,820)	(3,027)	(1,144)

Net increase (decrease) in cash and cash equivalents	(96,263)	46,524	76,019
Cash and cash equivalents at beginning of period	341,277	294,753	218,734

Cash and cash equivalents at end of period	$245,014	$341,277	$294,753

Supplemental cash flow information:
Interest paid	$1,582	$1,560	$1,515
Income taxes paid	$6,456	$6,588	$6,056
Non-cash financing activities:
Conversion of convertible debt to registered shares	$138,674	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total

	Shares	Amount		Shares	Amount
March 31, 2003	95,803	$33,370	$150,849	4,908	$(76,891)	$303,234	$(45,000)	$365,562
Net income	—	—	—	—	—	132,153	—	132,153
Cumulative translation adjustment	—	—	—	—	—	—	2,009	2,009
Deferred realized hedging gains	—	—	—	—	—	—	914	914

Total comprehensive income								135,076

Tax benefit from exercise of stock options	—	—	4,200	—	—	—	—	4,200
Purchase of treasury shares	—	—	—	4,398	(79,162)	—	—	(79,162)
Sale of shares upon exercise of options and purchase rights	—	—	(22,252)	(3,503)	53,656	—	—	31,404

March 31, 2004	95,803	33,370	132,797	5,803	(102,397)	435,387	(42,077)	457,080

Net income	—	—	—	—	—	149,266	—	149,266
Cumulative translation adjustment	—	—	—	—	—	—	(2,522)	(2,522)
Deferred realized hedging gains	—	—	—	—	—	—	708	708

Total comprehensive income								147,452

Tax benefit from exercise of stock options	—	—	10,157	—	—	—	—	10,157
Purchase of treasury shares	—	—	—	5,550	(134,525)	—	—	(134,525)
Sale of shares upon exercise of options and purchase rights	—	—	(17,209)	(4,032)	63,194	—	—	45,985

March 31, 2005	95,803	33,370	125,745	7,321	(173,728)	584,653	(43,891)	526,149

Net income	—	—	—	—	—	181,105	—	181,105
Cumulative translation adjustment	—	—	—	—	—	—	(3,314)	(3,314)
Unrealized gain on investment, net of tax	—	—	—	—	—	—	19,611	19,611
Deferred realized hedging loss	—	—	—	—	—	—	(617)	(617)

Total comprehensive income								196,785

Tax benefit from exercise of stock options	—	—	15,714	—	—	—	—	15,714
Purchase of treasury shares	—	—	—	6,138	(241,352)	—	—	(241,352)
Sale of shares upon exercise of options and purchase rights	—	—	(46,716)	(3,533)	95,922	—	—	49,206
Conversion of convertible debt	—	—	5,596	(5,449)	133,078	—	—	138,674

March 31, 2006	95,803	$33,370	$100,339	4,477	$(186,080)	$765,758	$(28,211)	$685,176

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. designs, manufactures and markets personal peripherals for PCs and other digital platforms. The Company’s products include webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers, headsets and headphones for the PC and for gaming consoles; headsets for mobile phones; headsets, headphones and speakers for mobile entertainment and communication platforms; advanced remote controls; digital writing solutions; and 3D control devices. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of distributors and resellers.

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

Note 2 — Summary of Significant Accounting Policies:

Basis of Presentation

The consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and comply with Swiss law. Certain prior year balance sheet amounts have been reclassified to conform to the current year presentation.

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

Revenues from sales to distributors and authorized resellers are recognized net of estimated product returns and expected payments for customer programs and incentive offerings, including price protection, consumer rebates, volume-based incentives and other customer marketing programs. Expected future product returns are estimated, and periodically adjusted, based on analyses of historical trends by customer and by product, distributor and retailer inventory levels and other factors, and are recorded as a reduction of revenue. Estimates of the cost of price protection programs are recorded based on planned price reductions and units held by qualifying customers. The costs of consumer rebates are estimated based on historical experience and the specific terms and conditions of the incentive, and are recorded at the time the incentive is offered. Volume rebates are recorded at the time of shipment based on historical experience and other factors. The costs of customer marketing programs are contractual in nature and are estimated and periodically adjusted based on levels of customer product purchases.

Advertising Costs

Advertising costs are expensed as incurred and amounted to $144.2 million, $125.1 million and $82.1 million in fiscal years 2006, 2005 and 2004. Advertising costs are recorded as either a marketing and selling expense or a deduction from revenue. Advertising costs reimbursed by the Company to a customer must have an identifiable benefit and an estimable fair value in order to be classified as an operating expense. If these criteria are not met, the cost is classified as a deduction from revenue.

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

The Company sells to large OEMs, distributors and key retailers and, as a result, maintains individually significant receivable balances with such customers. As of March 31, 2006, three customers represented 14%, 13% and 10% of total accounts receivable. As of March 31, 2005, three customers represented 14%, 12% and 11% of total accounts receivable. The Company’s OEM customers tend to be well-capitalized, multi-national companies, while distributors and key retailers may be less well-capitalized. The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers’ financial condition and by purchasing credit insurance on U.S. and European retail accounts receivable. The Company generally does not require collateral from its customers.

Allowance for Doubtful Accounts

Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowances are based on the Company’s regular assessment of the credit worthiness and financial condition of specific customers, as well as its historical experience with bad debts and customer deductions, receivables aging, current economic trends, geographic or country-specific risks and the financial condition of its distribution channels.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of activity in the Company’s allowance for doubtful accounts was as follows (in thousands):

	Year ended March 31,
	2006	2005	2004
Balance at beginning of period	$5,166	$6,068	$7,716
Bad debt expense	9	55	1,271
Write-offs	(2,187)	(957)	(2,919)

Balance at end of period	$2,988	$5,166	$6,068

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or market value based on a consideration of product life cycle stage, technology trends, product development plans, component cost trends and assumptions about future demand and market conditions.

Investments

Investments consist of companies in which Logitech owns less than a 20% interest. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” investments with a quoted market value are classified as available-for-sale. Such investments are reported at fair value with the unrealized gains and losses included as a separate component of shareholders’ equity. Unrealized losses are charged against income when a decline in fair value is determined to be other than temporary. Realized gains and losses upon the sale or disposition of such investments are based on the average cost of the specific investments sold.

The cost method is used for all other investments which are adjusted for any decrease in value deemed to be other than temporary in nature.

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Fair Value of Financial Instruments

The carrying value of certain of the Company’s financial instruments, including cash and cash equivalents and accounts receivable, accounts payable, short-term debt and current maturities of long-term debt approximates fair value due to their short maturities. The estimated fair value of publicly traded financial equity instruments are determined by quoted market prices.

Net Income per Share and ADS

Basic net income per share and ADS is computed by dividing net income by the weighted average outstanding registered shares. Diluted net income per share and ADS is computed using the weighted average outstanding registered shares and dilutive registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options computed using the treasury stock method, and upon the conversion of convertible debt computed using the if-converted method. For the fiscal years ended March 31, 2006, 2005 and 2004, the conversion of convertible debt was included in the registered share equivalents due to its dilutive effect.

The computations of the basic and diluted net income per share amounts for the Company were as follows (in thousands except per share amounts):

	Year ended March 31,
	2006	2005	2004
Net income – basic	$181,105	$149,266	$132,153
Convertible debt interest expense, net of income taxes	1,520	2,877	2,550

Net income – diluted	$182,625	$152,143	$134,703

Weighted average shares – basic	90,681	88,504	90,692
Effect of dilutive stock options	5,690	5,172	4,180
Effect of dilutive convertible debt	3,014	5,449	5,448

Weighted average shares – diluted	99,385	99,125	100,320

Net income per share and ADS – basic	$2.00	$1.69	$1.46

Net income per share and ADS – diluted	$1.84	$1.53	$1.34

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal years 2006, 2005 and 2004, 807,778, 2,019,886 and 4,140,852 share equivalents attributable to outstanding stock options were excluded from the calculation of diluted net income per share and ADS because the exercise prices of these options were greater than the average market price of the Company’s registered shares, and therefore their inclusion would have been anti-dilutive.

Stock-Based Compensation Plans

The Company currently measures compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, the Company recognizes compensation expense only when it grants options with a discounted exercise price. The Company applies the pro forma disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting.

If the Company had used SFAS 123 to account for stock plan compensation expense, net income and net income per share and ADS would have been as follows (in thousands except per share amounts):

	Year ended March 31,
	2006	2005	2004
Net income:
As reported	$181,105	$149,266	$132,153
Deduct: Total stock-based compensation expense using the fair value method, net of tax	(14,882)	(18,509)	(16,690)

Pro forma net income	$166,223	$130,757	$115,463

Basic net income per share and ADS:
As reported	$2.00	$1.69	$1.46
Pro forma	$1.83	$1.48	$1.27
Diluted net income per share and ADS:
As reported	$1.84	$1.53	$1.34
Pro forma	$1.69	$1.35	$1.18

The fair value of employee stock options granted and shares purchased under the Company’s purchase plans was estimated using the Black-Scholes option-pricing model applying the following assumptions and values:

	Year ended March 31,
	Purchase Plans			Stock Option Plans
	2006	2005	2004	2006	2005	2004
Dividend yield	0%	0%	0%	0%	0%	0%
Expected life	6 months	6 months	6 months	3.7 years	3.5 years	3.5 years
Expected volatility	26%	33%	52%	47%	58%	65%
Risk-free interest rate	3.67%	2.06%	1.29%	4.16%	3.15%	1.81%
Weighted average fair value per grant	$8.41	$6.27	$6.04	$14.94	$10.23	$7.59

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for share-based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. In addition, the adoption of SFAS 123R will require additional accounting related to tax benefits on employee stock options and for shares issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007. In March 2005, the SEC issued SAB No. 107, “Share-Based Payment,” which provides its interpretation of SFAS 123R and its views regarding the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and will record stock-based compensation expense beginning in the quarter ended June 30, 2006, which will reduce operating results in that quarter and future periods.

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

Under the terms of the purchase agreement, the Company acquired all the outstanding shares of Intrigue Technologies for $29.0 million in cash. An additional $1.6 million was incurred for transaction costs. The agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels. No deferred payments are required if the highest net sales level in the revenue measurement period is less than $55.0 million. The total payment amount will not be known until the end of the revenue measurement period and will be recorded as an adjustment to goodwill.

The acquisition has been accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their estimated fair values as determined by Company management based on information available at the date of acquisition. The Company obtained an independent appraisal to assist management in its determination of the fair values of the acquired identifiable intangible assets. The results of operations of the acquired company were included in Logitech’s consolidated statement of income from the acquisition date forward. Pro forma results of operations are not presented, as the results of operations of Intrigue at the time of acquisition were not material to the Company’s consolidated financial statements.

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

The acquired database consists of various proprietary databases developed by Intrigue, including its device and infrared database, which support infrared-controlled devices made by manufacturers. The acquired technology relates to developed software used in Intrigue’s line of advanced remote controls. Trademark/trade name relates to the Harmony brand name under which the remote controls are sold and which Logitech has continued to use in its product portfolio. Customer contracts relate to certain existing relationships with distributors through established contracts. The value of the database, acquired technology and trademark/trade name were determined using the royalty savings approach, which estimates the value of the assets by capitalizing the royalties saved as a result of acquiring the assets. The value of the customer contracts was determined using the cost savings approach, which estimates the amount saved by the Company as a result of acquiring the asset.

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

Note 4 — Investments:

In July 2003, the Company made a $15.1 million cash investment in the Anoto Group AB (“Anoto”), a publicly traded Swedish technology company from which Logitech licenses its digital pen technology. The investment represented approximately 9.5% of Anoto’s outstanding shares as of March 31, 2006. The Company accounts for the investment as available-for-sale securities and reported its fair value of $36.3 million based on quoted market prices on the balance sheet as of March 31, 2006. During fiscal year 2006, the Company recorded a gross unrealized gain of $21.3 million associated with the Anoto investment, which is included net of tax in accumulated other comprehensive loss. In connection with the investment, a Logitech executive was elected to the Anoto board of directors. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology. During fiscal year 2006, expenses incurred for license fees to Anoto were $.5 million. Expenses incurred for license fees and NRE service fees to Anoto were $.7 million in fiscal year 2005.

In April 2006, the Company sold 42% of its Anoto stock and recognized a gain of $6.6 million, which will be included in other income, net in the first quarter of fiscal year 2007. The Company’s remaining interest represents approximately 5.5% of Anoto’s outstanding shares.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In prior years and most recently in May 2004, the Company made cash investments in A4Vision, Inc. totaling $1.2 million, which represented approximately 4% of A4Vision’s outstanding shares. The Company accounts for the investment under the cost method. In connection with the investment, a Logitech executive was appointed to the A4Vision board of directors. During fiscal year 2006, the Company determined that a decrease in A4Vision’s value is more than temporary based on a review of its fair value and wrote off the investment. The investment loss was recorded in other income, net. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software. During fiscal year 2006, expenses incurred for license fees to A4Vision were immaterial. Expenses incurred for license fees to A4Vision amounted to $.2 million in fiscal year 2005.

Note 5 — Balance Sheet Components:

The following provides a breakout of certain balance sheet components (in thousands):

	March 31,
	2006	2005
Accounts receivable:
Accounts receivable	$356,883	$274,538
Allowance for doubtful accounts	(2,988)	(5,166)
Allowance for customer programs and returns	(64,046)	(40,138)

	$289,849	$229,234

Inventories:
Raw materials	$34,607	$39,162
Work-in-process	184	572
Finished goods	162,073	136,252

	$196,864	$175,986

Other current assets:
Tax and VAT refund receivables	$11,565	$13,384
Deferred taxes	8,517	7,408
Prepaid expenses and other	14,397	13,534

	$34,479	$34,326

Property, plant and equipment:
Land	$3,029	$2,017
Plant and buildings	32,181	21,558
Equipment	80,379	82,698
Computer equipment and software	60,848	63,110
Construction-in-progress	15,288	16,136

	191,725	185,519
Less: accumulated depreciation	(116,915)	(132,863)

	$74,810	$52,656

Other assets:
Debt issuance costs	$—	$651
Deferred taxes	21,560	16,712
Cash surrender value of life insurance contracts	9,421	8,211
Deposits and other	2,082	1,749

	$33,063	$27,323

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6 — Goodwill and Other Intangible Assets:

The Company’s acquired other intangible assets subject to amortization were as follows (in thousands):

	March 31, 2006			March 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$16,897	$(13,497)	$3,400	$16,902	$(11,450)	$5,452
Technology	25,423	(18,028)	7,395	25,423	(15,559)	9,864
Customer contracts	600	(220)	380	600	(100)	500

	$42,920	$(31,745)	$11,175	$42,925	$(27,109)	$15,816

For the years ended March 31, 2006, 2005 and 2004, amortization expense for other intangible assets was $4.6 million, $6.3 million and $5.2 million. The Company expects that annual amortization expense for the fiscal years ending 2007, 2008, 2009, 2010 and 2011 will be $3.9 million, $2.5 million, $1.6 million, $.7 million and $.6 million; and $1.9 million in total thereafter.

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

Note 7 — Financing Arrangements:

Short-term Credit Facilities

The Company had several uncommitted, unsecured bank lines of credit aggregating $153.6 million at March 31, 2006. There are no financial covenants under these lines of credit with which the Company must comply. Borrowings outstanding were $14.1 million and $9.9 million at March 31, 2006 and 2005. The borrowings under these agreements were denominated in Japanese yen at a weighted average annual interest rate of 1.3% at March 31, 2006 and 2005 and were due on demand.

Long-term Debt

Long-term debt was comprised of the following (in thousands):

	March 31,
	2006	2005
Convertible debt	$—	$147,738
Capital lease obligations	52	92

Total long-term debt	52	147,830
Less current maturities	48	42

Long-term portion	$4	$147,788

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 8, 2001, Logitech sold CHF 170.0 million ($95.6 million based on exchange rates at date of issuance) aggregate principal amount of its 1% convertible bonds. The net proceeds of the convertible bond offering were used to refinance debt associated with the Company’s acquisition of Labtec in March 2001. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. At March 31, 2005, the carrying amount of the convertible bonds, including the accrued redemption premium, was CHF 176.5 million ($147.7 million based on exchange rates at March 31, 2005).

On August 31, 2005, the Company exercised its right to call the convertible bonds for early redemption in accordance with their terms. As of November 11, 2005, all outstanding bonds had been presented for conversion into 5,448,693 Logitech registered shares at the conversion price of CHF 31.20 per share ($23.72 based on exchange rates at November 11, 2005). The conversion was satisfied through delivery of treasury shares.

Note 8 — Shareholders’ Equity:

In June 2004, the Company’s shareholders renewed the approval of 20 million authorized registered shares for use in acquisitions, mergers and other transactions, valid through June 24, 2006. Shareholders of the Company will be requested at the 2006 Annual General Meeting to extend this authorization until June 2008.

In addition, the Company has conditionally authorized shares totaling 30,330,930 to cover option rights granted or other equity rights that may be granted to employees, officers and directors of Logitech under its employee equity incentive plans. The conditional share capital increase does not have an expiration date.

Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings ($269.7 million at March 31, 2006) and is subject to shareholder approval. The Company will recommend to its shareholders that no cash dividends be paid in 2006.

Under Swiss corporate law, a minimum of 5% of the Company’s annual net income must be retained in a legal reserve until this legal reserve equals 20% of the Company’s issued and outstanding aggregate par value per share capital. These legal reserves represent an appropriation of retained earnings that are not available for distribution and totaled $7.3 million at March 31, 2006.

Additionally, under Swiss corporate law, the Company is required to establish a reserve equal to the amount of treasury shares repurchased at year-end. The reserve for treasury shares, which is not available for distribution, totaled $182.9 million at March 31, 2006.

In June 2005, the Company announced the approval by its board of directors of a new buyback program of up to CHF 300.0 million (approximately $235.0 million based on exchange rates at the date of announcement). The program expires at the Company’s 2008 Annual General Meeting at the latest. Under this program, the Company repurchased 4.2 million shares for $174.6 million during the year ended March 31, 2006. The approved amount remaining under this program at March 31, 2006 is CHF 76.1 million ($58.3 million based on exchange rate at March 31, 2006).

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal years 2006, 2005 and 2004, the Company repurchased shares under buyback programs authorized by the Board of Directors as follows (in thousands):

				Amount Repurchased During Year ended March 31,(2)
Date of Announcement	Approved Buyback Amount	Equivalent USD Amount(1)	Expiration Date	Program to date		2006		2005		2004
				Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
June 2005	CHF 300,000	$235,000	June 2008	4,201	$174,613	4,201	$174,613	—	$—	—	$—
April 2004	CHF 250,000	$200,000	June 2006	7,487	$201,264	1,937	$66,739	5,550	$134,525	—	$—
October 2003	CHF 40,000	$32,090	March 2004	1,330	$32,090	—	$—	—	$—	1,330	$32,090

(1)	Represents the approved buyback amount in U.S. dollars, calculated based on exchange rates on the announcement dates.
(2)	Represents the amount in U.S. dollars, calculated based on exchange rates on the repurchase dates.

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

Stock Option Plans

Under the 1996 Stock Plan, the Company may grant to employees options for registered shares or ADSs, restricted shares, stock appreciation rights, and stock units, which are bookkeeping entries representing the equivalent of shares. A total of 38,000,000 registered shares and/or ADSs may be issued under this plan. Options generally vest over four years and remain outstanding for periods not to exceed ten years. Options may only be granted at exercise prices of at least 100% of the fair market value of the registered shares on the date of grant. Restricted shares and stock appreciation rights may be granted at prices less than 100% of the fair market value of the registered shares on the date of grant; no cash consideration is required to be paid by employees in connection with the grant of stock units. The Company has made no grants of restricted shares, stock appreciation rights or stock units. As of March 31, 2006, a total of 7,118,322 options were available for grant under the 1996 Stock Plan.

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

Compensation expense is recognized over the vesting period when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. No compensation expense was recognized in fiscal years 2006, 2005, or 2004.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of activity under the stock option plans is as follows (exercise prices are weighted averages):

	Year ended March 31,
	2006		2005		2004
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	12,948,662	$16	14,328,196	$13	15,474,272	$11
Granted	1,725,735	$38	2,593,460	$24	2,499,760	$17
Exercised	(3,238,116)	$13	(3,657,356)	$11	(3,155,288)	$8
Cancelled or expired	(632,309)	$20	(315,638)	$18	(490,548)	$17

Outstanding, end of year	10,803,972	$19	12,948,662	$16	14,328,196	$13

Exercisable, end of year	5,254,909	$14	5,561,180	$13	6,583,468	$10

The following table summarizes information regarding stock options outstanding at March 31, 2006 (exercise prices and contractual lives are weighted averages):

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number	Exercise Price	Contractual Life (years)	Number	Exercise Price
$ 2 – $ 10.99	1,325,958	$5	3.6	1,210,958	$5
$ 11 – $ 14.99	1,777,584	$14	6.0	1,264,821	$14
$ 15 – $ 17.99	2,974,024	$16	6.6	1,609,786	$16
$ 18 – $ 22.99	2,397,821	$22	7.5	947,460	$21
$ 23 – $ 35.99	972,050	$26	8.3	221,884	$25
$ 36 – $ 47.99	1,356,535	$40	9.5	—	$—

$ 2 – $ 47.99	10,803,972	$20	6.9	5,254,909	$14

Defined Contribution Plans

Certain of the Company’s subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 2006, 2005 and 2004, were $5.9 million, $4.7 million and $5.1 million.

Defined Benefit Plan

One of the Company’s subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees’ years of service and earnings. The Company’s practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations. Net pension costs for the years ended March 31, 2006, 2005 and 2004 were $.8 million, $1.2 million and $.9 million. The plan’s net pension liability at March 31, 2006 and 2005 was $3.2 million and $2.5 million.

Deferred Compensation Plan

One of the Company’s subsidiaries offers a management deferred compensation plan which permits eligible employees to make 100%-vested salary and incentive compensation deferrals within established limits, which are invested in Company-owned life insurance contracts held in a Rabbi Trust. The Company does not make

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contributions to the plan. The cash surrender value of the insurance contracts was approximately $9.4 million and $8.2 million at March 31, 2006 and 2005 and was included in other assets. Expenses and gains or losses related to the insurance contracts are included in other income, net and have not been significant to date. The unsecured obligation to pay the compensation deferred, adjusted to reflect the positive or negative performance of investment measurement options selected by each participant, was approximately $10.7 million and $8.2 million at March 31, 2006 and 2005 and was included in other liabilities. The additional compensation expenses related to investment performance have not been significant to date.

Note 10 — Income Taxes:

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company’s income before taxes and the provision for income taxes are generated outside of Switzerland. The portion of the Company’s income before taxes for fiscal years 2006, 2005 and 2004 subject to foreign income taxes was $92.2 million, $58.2 million, and $57.0 million. Consequently, the weighted average expected tax rate may vary from period to period to reflect the generation of taxable income in different tax jurisdictions.

The provision for income taxes consists of the following (in thousands):

	Year ended March 31,
	2006	2005	2004
Current:
Swiss	$3,950	$2,773	$1,481
Foreign	31,497	29,637	19,451
Deferred:
Swiss	(178)	(620)	(192)
Foreign	(6,520)	(5,450)	(7,224)

Total	$28,749	$26,340	$13,516

Deferred income tax assets and liabilities consist of the following (in thousands):

	March 31,
	2006	2005
Net operating loss carry forwards	$37,198	$25,229
Research and development and other tax credit carry forwards	11,525	11,547
Accruals	25,946	18,816
Depreciation and amortization	2,742	3,915

Gross deferred tax assets	77,411	59,507

Deferred tax liabilities	(2,112)	(614)

Valuation allowance	(47,334)	(35,387)

Net deferred tax assets	$27,965	$23,506

The current and deferred tax provision is calculated based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed. Adjustments for differences between the tax provisions and tax returns are recorded when identified, which is generally in the third or fourth quarter of the subsequent year.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company maintains reserves for tax contingencies within the accrued liabilities account. These reserves involve considerable judgment and estimation and are continuously monitored by management based on the best information available including changes in tax regulations, the outcome of relevant court cases, and other information. The Company is currently under examination by various taxing authorities. Although the outcome of any tax audit is uncertain, management believes it has adequately provided in the Company’s financial statements for any additional taxes that it may be required to pay as a result of such examinations. If the payment ultimately proves to be unnecessary, the reversal of the tax liabilities would result in tax benefits being recognized in the period the Company determines such liabilities are no longer necessary. However, if a final tax assessment exceeds the Company’s estimate of tax liabilities, an additional tax provision will be recorded. Such adjustments could have a material impact on the Company’s results of operations in future periods.

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

Deferred tax assets of $47.3 million at March 31, 2006 pertain to net operating loss (“NOL”) and tax credit carry forwards resulting from the exercise of employee stock options. Management believes that it is more likely than not that the Company will not realize these deferred tax assets and, accordingly, a valuation allowance has been established for such amounts. When this valuation allowance is released through generating sufficient taxable income to utilize the NOL deductions and tax credits, the benefit of the release of the valuation allowance will be accounted for as a credit to shareholders’ equity rather than as a reduction of the income tax provision. During the fiscal years 2006, 2005 and 2004, the valuation allowance increased by $11.9 million, $1.3 million, and $.7 million, due to exercises of employee stock options.

As of March 31, 2006, the Company’s foreign net operating loss and tax credit carry forwards for income tax purposes were $102.6 million and $69.5 million. If not utilized, these carry forwards will begin to expire in fiscal year 2007.

The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income or loss in each country multiplied by that country’s applicable statutory tax rates. The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled below (in thousands):

	Year ended March 31,
	2006	2005	2004
Expected tax provision at weighted average rate	$29,073	$26,513	$27,655
Change in valuation allowance	—	—	(13,350)
Research and development tax credits	(140)	(304)	(892)
Other	(184)	131	103

Total provision for income taxes	$28,749	$26,340	$13,516

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11 — Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into foreign exchange forward contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during fiscal years 2006, 2005 and 2004. The notional amounts of foreign exchange forward contracts outstanding at March 31, 2006 and 2005 were $13.6 million and $20.0 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized gains totaled $.2 million at March 31, 2006 and are expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net losses reclassified to cost of goods sold during fiscal years 2006, 2005 and 2004 were $2.6 million, $1.0 million and $3.5 million.

The Company also enters into foreign exchange forward contracts to hedge against foreign currency exposures inherent in forecasted sales denominated in non-functional currencies, also designated as cash flow hedges. The foreign exchange forward contracts are entered into on a monthly basis and generally mature between one to two months, corresponding with the expected payment terms on the Company’s sales. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged receivable is settled, at which time the gains or losses are reclassified to other income (expense). The notional amounts of foreign exchange forward contracts outstanding at March 31, 2006 and 2005 were $8.6 million and $5.0 million. The notional amounts of foreign exchange swap contracts outstanding at March 31, 2006 and 2005 were $5.9 million and $2.7 million. Deferred gains on the contracts recorded in accumulated other comprehensive loss were immaterial at March 31, 2006.

Note 12 — Commitments and Contingencies:

The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company’s option and usually include escalation clauses linked to inflation. Future minimum annual rentals under non-cancelable operating leases at March 31, 2006 are as follows (in thousands):

Year ending March 31,
2007	$7,479
2008	6,496
2009	5,802
2010	4,712
2011	4,039
Thereafter	7,004

$35,532

Rent expense was $8.7 million, $7.0 million and $6.9 million during the years ended March 31, 2006, 2005 and 2004.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2006, the Company had approximately $128.6 million in fixed purchase commitments with suppliers for inventory. Fixed commitments for capital and other expenditures approximated $8.7 million and primarily related to commitments for manufacturing equipment and software, as well as consulting, marketing and advertising arrangements. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to the delivery of goods or performance of services.

The Company has guaranteed the purchase obligations of some of its contract manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly varies. At March 31, 2006, the amount of these outstanding guaranteed purchase obligations was approximately $1.3 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at March 31, 2006. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

All of the Company’s products are subject to the European Union’s (“EU”) Waste Electrical and Electronic Equipment Directive (“WEEE”), which require producers of electrical goods be financially responsible for specified collection, recycling, treatment and disposal of covered products. The original implementation date proposed by the WEEE Directive for enactment of national legislation by EU member states was August 2004. Producers are to be financially responsible under the WEEE legislation beginning in August 2005. Producer obligations also include specified collection, recycling, treatment and disposal of equipment that had been placed in the EU marketplace prior to August 2005, and has reached its end of life. To date, specific legal requirements have not been finalized by all member states, with certain member states delaying implementation until late 2006. In those countries which have enacted legislation, the Company expects to incur costs for managing and recycling historical waste equipment and make provisions for costs related to future waste. These costs are expected to be based on the Company’s estimated market share of the total cost, which will depend on a number of factors, including administration, recycling and treatment costs as well as the commercial cost of recycling.

The Company is involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. The Company believes these lawsuits and claims are without merit and intends to vigorously defend against them. However, there can be no assurances that its defenses will be successful, or that any judgment or settlement in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and results of operations.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 13 — Interest and Other Income:

Interest and other income, net was comprised of the following (in thousands):

	Year ended March 31,
	2006	2005	2004
Interest income	$5,512	$3,771	$2,278
Interest expense	(1,921)	(3,630)	(4,136)

Interest income (expense), net	$3,591	$141	$(1,858)

Foreign currency exchange gains, net	$7,580	$3,522	$2,966
Gain on sale of investments	560	—	—
Write-off of investments	(1,168)	—	(515)
Other, net	380	269	(478)

Other income, net	$7,352	$3,791	$1,973

Note 14 — Segment Information:

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for personal computers and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets, investments and other non-current assets, are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Year ended March 31,
	2006	2005	2004
Europe	$887,736	$733,667	$592,067
North America	617,942	503,356	454,587
Asia Pacific	291,037	245,603	221,816

Total net sales	$1,796,715	$1,482,626	$1,268,470

No single country other than the United States and Germany represented more than 10% of the Company’s total consolidated net sales in fiscal year 2006. In fiscal years 2005 and 2004, no single country other than the United States represented more than 10% of the Company’s total consolidated net sales. In fiscal year 2006, two customers represented 14% and 11% of net sales. In fiscal year 2005, one customer represented 14% and another customer represented 10% of net sales. In fiscal year 2004, one customer represented 10% of net sales. As of March 31, 2006, three customers represented 14%, 13% and 10% of total accounts receivable. As of March 31, 2005, three customers represented 14%, 12% and 11% of total accounts receivable.

Net sales by product family for fiscal years 2006, 2005 and 2004 were as follows (in thousands):

	Year ended March 31,
	2006	2005	2004
Retail – Cordless	$448,358	$453,519	$341,082
Retail – Corded	314,695	296,346	294,829
Retail – Video	273,340	201,626	166,418
Retail – Audio	334,496	158,134	118,641
Retail – Gaming	136,944	146,517	82,872
Retail – Other	80,200	38,262	16,448
OEM	208,682	188,222	248,180

Total net sales	$1,796,715	$1,482,626	$1,268,470

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets by geographic region were as follows (in thousands):

	March 31,
	2006	2005
Europe	$46,557	$27,329
North America	57,340	39,929
Asia Pacific	40,390	29,514

Total long-lived assets	$144,287	$96,772

The United States, China and Switzerland each represents more than 10% of the Company’s total consolidated long-lived assets at March 31, 2006 and 2005.

Note 15 — Other Disclosures Required by Swiss Law:

Balance Sheet Items

The amounts of certain balance sheet items were as follows (in thousands):

	March 31,
	2006	2005
Prepayments and accrued income	$8,430	$11,011
Non-current assets	$290,858	$246,874
Pension liabilities, current	$43	$38
Fire insurance value of property, plant and equipment	$146,077	$120,508

Statement of Income Items

Total personnel expenses amounted to $173.5 million, $146.4 million and $111.4 million in fiscal years 2006, 2005 and 2004.

LOGITECH INTERNATIONAL S.A.

QUARTERLY FINANCIAL DATA

(Unaudited)

The following table contains selected unaudited quarterly financial data for fiscal years 2006 and 2005 (in thousands except per share amounts):

	Year ended March 31, 2006				Year ended March 31, 2005
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$334,702	$422,101	$573,856	$466,056	$266,594	$329,568	$483,816	$402,648
Gross profit	107,372	132,362	185,507	148,869	90,866	109,269	168,328	135,124
Operating expenses:
Marketing and selling	46,293	57,703	66,380	52,687	39,569	49,233	61,020	51,531
Research and development	21,018	21,491	22,380	23,064	16,679	17,503	19,160	20,558
General and administrative	14,834	14,928	16,074	18,347	13,042	12,986	14,547	16,085

Total operating expense	82,145	94,122	104,834	94,098	69,290	79,722	94,727	88,174
Operating income	25,227	38,240	80,673	54,771	21,576	29,547	73,601	46,950
Net income	$22,397	$36,237	$71,348	$51,123	$18,855	$25,989	$64,189	$40,233
Net income per share and ADS:
Basic	$.25	$.41	$.77	$.55	$.21	$.29	$.73	$.45
Diluted	$.23	$.37	$.71	$.52	$.19	$.27	$.66	$.41
Shares used to compute net income per share and ADS:
Basic	88,457	88,689	92,897	92,683	89,656	88,224	87,657	88,452
Diluted	98,906	99,835	100,190	98,057	100,590	98,438	98,353	99,067

The following table sets forth certain quarterly financial information as a percentage of net sales:

	Year ended March 31, 2006				Year ended March 31, 2005
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	32.1	31.4	32.3	31.9	34.1	33.2	34.8	33.6
Operating expenses:
Marketing and selling	13.8	13.7	11.6	11.3	14.8	14.9	12.6	12.8
Research and development	6.3	5.1	3.9	4.9	6.3	5.3	4.0	5.1
General and administrative	4.5	3.5	2.7	3.9	4.9	4.0	3.0	4.0

Total operating expense	24.6	22.3	18.2	20.1	26.0	24.2	19.6	21.9
Operating income	7.5	9.1	14.1	11.8	8.1	9.0	15.2	11.7
Net income	6.7%	8.6%	12.4%	11.0%	7.1%	7.9%	13.3%	10.0%