Form 20-F
period 2007-03-31
LOGITECH INTERNATIONAL SA
filed 2007-05-25
CIK 1032975

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

Commission File Number: 0-29174

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Registered Shares par value CHF 0.25 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2007 was 182,242,981 registered shares.

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management as of the filing date of this Form 20-F. These forward-looking statements include statements related to:

•	our business strategy for fiscal year 2008 and beyond for new areas of growth and for building on the Company’s current strengths;

•	our business and product plans for fiscal year 2008 and evolving market trends affecting our products; and

•

the sufficiency of our cash and cash equivalents, cash generated from operations, and available borrowings under our bank lines of credit to fund capital expenditures and working capital needs for the foreseeable future.

Factors that might affect these forward-looking statements include, among other things:

•	market acceptance for our products;

•	the effect of pricing, product, marketing and other initiatives by our competitors and our reaction to them on our sales, gross margins, operating expenses and profitability;

•	the impact of a failure to successfully innovate in our current and emerging product categories and identify new feature or product opportunities;

•	consumer demand for our products and our ability to accurately forecast such demand;

•	our ability to implement our business strategy;

•	our ability to match production levels with product demand and to successfully coordinate worldwide manufacturing and distribution; and

•	general economic and business conditions.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. These statements reflect our views and assumptions as of the date of this Annual Report on Form 20-F. All forward-looking statements are subject to various risks and uncertainties that could cause our actual results to differ materially from expectations. The factors that could cause our actual results to differ are discussed more fully under Item 3 “Key Information – Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.    Selected Financial Data

The financial data below should be read in conjunction with Item 5 “Operating and Financial Review and Prospects.” These historical results are not necessarily indicative of the results to be expected in the future.

	Year ended March 31,
	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)
Consolidated statements of income and cash flow data:
Net sales	$2,066,569	$1,796,715	$1,482,626	$1,268,470	$1,100,288
Gross profit	709,525	574,110	503,587	408,922	364,504
Operating expenses:
Marketing and selling	272,264	221,504	200,350	156,793	141,194
Research and development	108,256	87,953	73,900	61,289	56,195
General and administrative	98,143	65,742	57,663	45,286	43,233

Total operating expenses	478,663	375,199	331,913	263,368	240,622
Operating income	230,862	198,911	171,674	145,554	123,882
Net income	$229,848	$181,105	$149,266	$132,153	$98,843
Net income per share:
Basic	$1.26	$1.00	$0.84	$0.73	$0.54
Diluted	$1.20	$0.92	$0.77	$0.67	$0.49
Shares used to compute net income per share:
Basic	182,635	181,361	177,008	181,384	183,955
Diluted	190,991	198,769	198,250	200,640	205,638
Net cash provided by operating activities	$303,825	$152,217	$213,674	$166,460	$145,108

	March 31,
	2007	2006	2005	2004	2003
	(In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$196,197	$245,014	$341,277	$294,753	$218,734
Short-term investments	$214,625	$—	$—	$—	$—
Total assets	$1,327,463	$1,057,064	$1,027,697	$873,920	$744,456
Long-term debt, net of current maturities	$—	$4	$147,788	$137,008	$131,615
Shareholders’ equity	$844,524	$685,176	$526,149	$457,080	$365,562

Exchange Rates

Our shares traded on the SWX Swiss Exchange are denominated in Swiss francs while our shares traded on the Nasdaq Global Select Market are denominated in U.S. dollars. Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of our shares on the SWX Swiss Exchange and, as a result, will likely affect the market price of our shares in the United States, and vice versa.

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

	Average (1)	High	Low	Period End
Fiscal 2003	CHF1.469	CHF1.674	CHF1.325	CHF1.354
Fiscal 2004	1.311	1.418	1.219	1.268
Fiscal 2005	1.225	1.320	1.134	1.195
Fiscal 2006	1.270	1.326	1.179	1.303
Fiscal 2007	1.238	1.304	1.191	1.213

(1)	Represents the average of the noon buying rate on the last business day of each month during the year.

	High	Low
Monthly Highs and Lows (over the most recent six month period):
November 2006	CHF1.257	CHF1.197
December 2006	CHF1.225	CHF1.191
January 2007	CHF1.253	CHF1.213
February 2007	CHF1.253	CHF1.219
March 2007	CHF1.233	CHF1.208
April 2007	CHF1.225	CHF1.203

As of May 1, 2007, the noon buying rate between the U.S. dollar and the Swiss franc was CHF 1.215.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risk Factors

Our operating results are difficult to predict and fluctuations in results may cause volatility in the price of our shares.

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

•

We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, buy tooling equipment, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•

Fluctuations in currency exchange rates can impact our revenues, expenses and profitability because we report our financial statements in U.S. dollars, whereas we have significant transactions in other currencies. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our shares.

If we fail to successfully innovate in our current and emerging product categories, our business and operating results could suffer.

The personal peripherals industry is characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. As a result, we must continually innovate in our current and emerging product categories, introduce new products and technologies, and enhance existing products in order to remain competitive.

The success of our products depends on several factors, including our ability to:

•	identify new feature or product opportunities;

•	anticipate technology, market trends and consumer demands;

•	develop innovative and reliable new products and enhancements in a cost-effective and timely manner; and

•	distinguish our products from those of our competitors.

If we do not execute on these factors successfully, products that we introduce or technologies or standards that we adopt may not gain widespread commercial acceptance, and our business and operating results could suffer. In addition, if we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, designs, and services, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed.

Our gross margins can vary significantly depending on the timing of our product introductions, market reaction to our products, product mix, geographic sales mix, customers and other factors.

Our gross margins can vary due to consumer demand, competition, product life cycle, new product introductions, unit volumes, commodity and supply chain costs, geographic sales mix, and the complexity and functionality of new product innovations. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect, or if consumer demand for our products is less than we anticipate, or if there are product pricing, marketing and other initiatives by our competitors to which we need to react that lower our margins, then our overall gross margin will be less than we project.

In addition, our gross margins vary significantly by product line and customer type, as well as within product lines. When the mix of products sold shifts from higher margin product lines to lower margin product lines, or to lower-margin products within product lines, our overall gross margins and our profitability may be adversely affected. For example, our gross margins are generally lower for sales to OEM customers compared with sales to our retail customers. As a result, increases in OEM sales or decreases in retail sales relative to total sales may negatively impact our gross margins.

The impact of these factors on gross margins can create fluctuations in our operating results, which may cause volatility in the price of our shares.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market, and a trend of declining average selling prices in the OEM market. We continue to experience aggressive price competition and other promotional activities from our primary competitors and from less-established brands, and we may choose to adjust prices or increase other promotional activities to improve our competitive position. We may also encounter more competition if any of our competitors decide to enter other markets in which we currently operate.

In addition, we have been expanding the categories of products we sell, and entering new markets, such as the market for programmable remote controls and streaming media devices. As we do so, we are confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name recognition than we have. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies in our developing categories, as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we have.

We expect continued competitive pressure in both our retail and OEM business, including in the terms and conditions that our competitors offer customers, which may be more favorable than our terms and conditions and may require us to take actions to increase our customer incentive programs, which could impact our revenues and operating margins.

Corded and Cordless.  Microsoft is our main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share. The emerging notebook peripheral segment is also an area where we face aggressive pricing and promotions, as well as new competitors that have broader notebook product offerings than we do.

Video.  Our competitors for PC Web cameras include Creative Labs, Philips and Microsoft, whose entry into the product category made the competitive environment more intense. We are encountering aggressive pricing practices, promotions and channel marketing on a worldwide basis, which may impact our revenues and margins.

Microsoft is a leading producer of operating systems and applications with which our mice, keyboards and webcams are designed to operate. As a result, Microsoft may be able to improve the functionality of its own peripherals to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Gaming.  Competitors for our interactive entertainment products include Intec, Mad Catz, Pelican Accessories and Saitek Industries. Our controllers for PlayStation® also compete against controllers offered by Sony.

Audio.  Competitors in audio devices vary by product line. In the PC, mobile entertainment and communication platform speaker business, competitors include Plantronics and its Altec Lansing subsidiary, Creative Labs, and Bose Corporation. In the PC and console headset, telephony and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary. With the acquisition of Slim Devices in October 2006, we expanded our audio product portfolio to include network-based audio systems for digital music. This is an emerging market, with several small competitors, as well as larger established consumer electronics companies, like Sony and Philips.

Advanced Remote Controls.  Our revenues and market share for personal peripheral devices for home entertainment systems have expanded substantially in the last year. With many companies offering universal remote controls, our success will likely attract more competition. Our competitors include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not compete effectively, demand for our products could decline, our gross margin could decrease, we could lose market share and our revenues could decline.

If we do not continue to improve our product demand forecasting, our business and operating results could be adversely affected.

We use our forecasts of product demand to make decisions regarding investments of our resources and production levels of our products. Although we receive forecasts from our customers, many are not obligated to purchase the forecasted demand. Also, actual sales volumes for individual products in our retail distribution channel can be volatile due to changes in consumer preferences and other reasons. In addition, our retail products have short product life cycles, so a failure to accurately predict high demand for a product can result in lost sales that we may not recover in subsequent periods, or higher product costs if we meet demand by paying higher costs for materials, production and delivery. We could also frustrate our customers and lose shelf space. Our failure to predict low demand for a product can result in excess inventory, lower cash flows and lower margins if we are required to reduce product prices in order to reduce inventories.

Over the past few years, we have rapidly and significantly expanded the number and types of products we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and our sales markets has increased the difficulty of accurately forecasting product demand.

We have experienced large differences between our forecasts and actual demand for our products and expect differences to arise in the future. If we do not continue to improve the accuracy of our forecasts, our business and operating results could be adversely affected.

Our business depends in part on access to third-party platforms or technologies, and if the access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

In recent years we have expanded our product portfolio to include products designed for use with third-party platforms such as the Apple iPod, Microsoft Xbox™, Sony PlayStation, and the Sony PSP. The growth of our business is in part due to sales of these products. However, our business in these categories relies on our access to the platforms of third parties, which can be withdrawn, denied or not be available on terms acceptable to us. For example, to our knowledge Microsoft has not licensed any manufacturer to produce third-party wireless peripherals for use with their Xbox 360™ gaming console.

Our access to third-party platforms may require paying a royalty, which lowers our product margins, or may otherwise be on terms that are not acceptable to us. In addition, the third-party platforms or technologies used to interact with our product portfolio can change without prior notice to us, which can result in our having excess inventory or lower margins.

If we are unable to access third-party platforms or technologies, or if our access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

Our principal manufacturing operations and third-party contract manufacturers are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations and third-party contract manufacturers are located in China. Our manufacturing operations in Suzhou, China could be severely impacted by changes in the interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade, public health and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve, for example in the area of value-added tax (“VAT”) and tax holidays and incentives. We expect differences in interpretation and enforcement to continue in the foreseeable future.

Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the Chinese yuan renminbi (“CNY”), the local currency of China. Significant future appreciation of the CNY could increase our component and other raw material costs, as well as our labor costs, and could adversely affect our financial results.

We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

We purchase certain products and key components from a limited number of sources. If the supply of these products or key components, such as micro-controllers and optical sensors, were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

Lead times for materials, components and products ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors, such as micro-controllers and optical sensors, and base metals used in our products. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could adversely affect our business and operating results.

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

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in periodic capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins, and we could experience delays in bringing our products to market, resulting in lost product sales or the accumulation of excess inventory. Air and ground transportation costs remain under upward pressure primarily due to high fuel costs. Further increases in the worldwide cost of fuel could result in higher transportation costs, which could adversely affect gross margins.

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

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental and tax laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses and collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•

difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in VAT or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

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

If we do not successfully introduce and market products for notebook PCs, our business and results of operations may suffer.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of the increasing popularity of notebook and mobile products over desktop PCs. In our OEM channel, this shift has adversely affected our sales of OEM mice, which are sold with name-brand desktop PCs. Our OEM mice sales have historically made up the bulk of our OEM sales, and our OEM sales accounted for 11% and 12% of total revenues during fiscal year 2007 and 2006. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

In our retail channels, the impact of the growing popularity of notebook PCs and mobile devices is uncertain, but may result in a decreased demand by consumers for keyboards and desktops (mouse and keyboard combination). This could negatively affect our sales of these products which would adversely affect our business and results of operations.

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

We are exposed to significant costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 requires the management of public companies in the United States to evaluate and report on the Company’s systems of internal control over financial reporting. Further, Section 404 requires the company’s independent registered public accountants to attest to and report on management’s evaluation of those controls. We have and will continue to incur significant expenses and management resources to comply with the requirements of Section 404 on an ongoing basis.

In addition, the Company’s growth strategy, through innovation, product line expansion and the acquisition of complementary businesses, requires periodic changes and enhancements to our operational, financial, and management controls, and to our reporting systems and procedures. Our compliance with the annual internal control reporting requirements for each fiscal year will depend on the effectiveness of our financial reporting and data systems and controls across the Company, and future changes in our control environment that may affect those systems and controls. If we do not implement the required new or improved controls, if we encounter difficulties in their implementation or operation, or if we experience difficulty in the assimilation of acquired businesses into our internal control systems, our financial reporting could be negatively affected.

Inferior internal controls or the determination that our internal control over financial reporting is not effective might cause investors to lose confidence in our reported financial information, which could cause volatility in the market price of our shares.

Our expansion in streaming media systems may present risks that could adversely affect the valuation of assets acquired and impact our operating results.

In October 2006, we acquired Slim Devices, Inc., a privately held company specializing in network-based audio systems for digital music. Slim Devices’ products compete in the emerging market for network-based music systems. As with any emerging market, uncertainty exists concerning whether and how quickly the market will develop and evolve. Factors such as these and others could prevent us from realizing the anticipated benefits of the acquisition.

The Slim Devices acquisition resulted in the recording of goodwill, which could result in potential impairment charges that could adversely affect our operating results. Acquisitions are inherently risky, and no assurance can be given that our acquisition of Slim Devices or other future acquisitions will be successful and will not adversely affect our business, operating results or financial condition.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

Logitech International S.A. was incorporated under the laws of Switzerland in 1981 as a company with indefinite duration. Our shares are listed on the SWX Swiss Exchange and the Nasdaq Global Select Market. Our registered office is CH-1143 Apples, Switzerland; and the telephone number is 41-(0)21-800-53-54. We have manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Important Events

Share for ADS Exchange

In October 2006, we exchanged our Logitech shares for our Nasdaq-listed American Depositary Shares (“ADSs”) on a one-for-one basis, so that the same Logitech shares trade on the Nasdaq Global Select Market as on the SWX Swiss Exchange. Effective February 2007, Logitech became part of the Nasdaq-100 Index® and the Nasdaq-100 Equal Weighted IndexSM. Our shares also became part of the Nasdaq-100 Index Tracking Stock®.

Sales Growth and Acquisitions

During the past few years, we have significantly broadened our product offerings and the markets in which we sell them. During the same period, our net sales have grown significantly, from $736 million in fiscal year 2001 to $2.1 billion in fiscal year 2007. Most of this growth has been organic, a result of the Company’s own product development and marketing activities. However, our business has also grown as a result of a limited number of acquisitions that have expanded our activities into new product categories.

Slim Devices – Streaming Media Systems.  In October 2006, we acquired Slim Devices, Inc. (“Slim Devices”), a privately held company specializing in network-based audio systems for digital music, based in Mountain View, California. We paid $20.0 million in cash for all the outstanding shares of Slim Devices, and $0.6 million in closing and transaction costs. We also agreed to a possible performance-based payment, payable in the first calendar quarter of 2010, based on net revenues in calendar year 2009 from the sale of products and services derived from Slim Devices’ technology. The acquisition is part of our strategy to expand our presence in the digital music and home-entertainment control environment.

Intrigue – Advanced Remote Controls.  In May 2004, we acquired Intrigue Technologies, Inc. (“Intrigue”), a privately held provider of advanced remote controls, based in Mississauga, Canada. Under the terms of the purchase agreement, we acquired all the outstanding shares of Intrigue for $29.8 million in cash, and $1.6 million in closing and transaction costs, plus a deferred payment, estimated at March 31, 2007 to be at least $33.7 million, to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during any consecutive four-quarter period from April 2006 through September 2007. The acquisition was part of our strategy to pursue new opportunities in the living room environment, positioning Logitech at the convergence of consumer electronics and personal computing in the digital living room.

Labtec – Audio.  In March 2001, we acquired Labtec Inc., a publicly traded provider of PC speakers, headsets and microphones for $73 million in cash and stock, and $3.3 million in closing and transaction costs. The acquisition strengthened our market presence in the audio interface space and furthered our expansion into markets such as gaming, digital music and mobile telephony. We have also expanded the Labtec brand to encompass additional product categories such as mice and webcams.

Connectix – Web Cameras.  In September 1998, we acquired the QuickCam® PC Web camera business of Connectix Corporation for $26.2 million in cash, including closing and other transaction costs. The acquisition allowed us to take advantage of new technologies in digital imaging and to become a world leader in Web cameras.

Principal Capital Expenditures

Our capital expenditures for property, plant and equipment for fiscal years 2007, 2006 and 2005 were $47.2 million, $54.1 million and $40.5 million. During fiscal year 2007, our investments related primarily to information system upgrades and normal expenditures for tooling costs, machinery and equipment and computer equipment and software. During fiscal years 2006 and 2005, capital expenditures were mainly for construction of a new factory in Suzhou, China as well as investments for information systems upgrades and normal expenditures for tooling costs. Our capital requirements are primarily financed through cash flow from operations.

Principal Equity Investments

As of March 31, 2007, the Company’s equity investments in various technology companies were immaterial. During fiscal years 2007 and 2006, we did not make any equity investments. During fiscal year 2005, we made an investment of $0.7 million. In fiscal year 2007, we sold our investment in Anoto Group AB for $24.2 million and recognized a gain of $9.1 million. In fiscal year 2006, we sold or impaired investments amounting to $1.6 million. We did not sell or impair any investments in fiscal year 2005.

B.    Business Overview

Company Overview

Logitech is a world leader in personal peripherals for personal computers and other digital platforms, developing and marketing innovative products in PC navigation, Internet communications, digital music, home-entertainment control, interactive gaming and wireless devices. Our products include mice, keyboards, trackballs, 3D control devices, webcams, multimedia speakers, wireless and Internet music solutions for the home, headsets, headphones, gaming controllers, gaming accessories, and advanced remote controls for home-entertainment systems. We sell our products through a worldwide network of retail distributors and resellers, including wholesale distributors, consumer electronics retailers, mass merchandisers, specialty electronics stores, computer and telecom stores, value-added resellers, and online merchants, as well as original equipment manufacturers (“OEMs”). Our sales through our retail channels to consumers comprise the significant majority of our revenues. In fiscal year 2007, we generated net sales of $2.1 billion, operating income of $230.9 million, and net income of $229.8 million.

We design our products to be easy to install and use, and to simplify the complexity of the user interaction with technology. Often our products are the most frequent point of physical interaction between people and the digital world. Consumers buy our retail products as add-on devices to enable or improve applications that require dedicated devices, or as replacements that offer increased comfort, flexibility and functionality compared with the basic peripherals that come with the platform. We also have retail products that appeal to consumers who are enriching their home-entertainment experience with an easy-to-use universal remote control that allows complete control of a home-entertainment system, or with a convenient way to stream digital music from the Internet, PC or digital music player throughout the home. Our OEM products are a frequent choice among PC manufacturers, who need high-quality, affordable, and functional personal peripherals in high volumes.

Over the past 26 years, Logitech has established itself as a leader in the design, manufacturing and marketing of PC navigation devices. Building on this leadership position, over the last ten years we expanded into PC webcams, speakers, headsets, gaming devices, and personal peripherals for platforms such as gaming consoles, mobile entertainment, communication devices and home-entertainment systems. Our most recent product additions include advanced remote controls that are designed to provide simple, intuitive control of even the most elaborate entertainment system, and wireless and Internet music systems that enable consumers to stream their digital music from a PC, the Internet or a digital music player directly to their stereo or home-entertainment system.

Products

Logitech operates in a single industry segment encompassing the design, development, production, marketing and support of personal peripheral products. Most of our products share certain characteristics such as common customers, common sales channels or common company infrastructure requirements.

Logitech’s personal peripheral products include PC navigation devices such as corded and cordless mice, trackballs and keyboards, and 3D control devices; Internet communication devices such as webcams and headsets; digital music devices such as speakers, headphones and wireless music systems; advanced remote controls for home entertainment control; and interactive gaming devices such as joysticks, gamepads, steering wheels and keyboards for PCs, and accessories for game consoles.

Pointing Devices and Keyboards

Mice

Logitech offers many varieties of PC mice, sold through retail, OEM, and system builder channels. Most cordless pointing devices from Logitech use our 2.4 GHz or proprietary 27 MHz digital radio technology to transmit data to the host computer. Optical (Laser or LED) technology has substantially replaced the ball with a light beam that illuminates surfaces on which the mouse is traveling.

Our introduction of the Logitech MX™1000 Laser Cordless Mouse in 2004 marked an important milestone: the first laser-based optical system. The nearly singular wavelength of laser light reveals greater surface detail, enabling laser mice to track reliably on virtually any surface. Combining laser with Logitech’s MX processing engine and Fast RFTM wireless technology, the Logitech MX1000 Laser Cordless Mouse set a new performance benchmark for responsiveness and accuracy.

In fiscal year 2007, we introduced the successor to the MX1000 mouse, the Logitech® MX™ Revolution Cordless Laser Mouse. The MX Revolution mouse is the result of years of research and development, and addresses the multi-tasking PC environment with several new technology breakthroughs, including:

•

The MicroGearTM Precision Scroll Wheel with two modes that permit users to navigate through files faster and with more precision. In free-spin mode, the machined alloy wheel can spin for up to seven seconds, scrolling through thousands of spreadsheet rows or hundreds of word-processing pages. The click-to-click scrolling mode yields tactile feedback for each small unit of distance scrolled, allowing more precise navigation.

•	Logitech SmartShiftTM Technology intelligently adjusts the scroll wheel, depending on the active application or current task, from precision click-to-click mode to free-spin mode.

•	The One-Touch Search button does away with the need to use a browser or toolbar to perform an Internet search.

•	Document Quick-Flip quickly moves through multiple documents open within several applications, improving user efficiency.

Our mice products also include an expanded line of gaming mice, including the G5 and G7 mice for gamers, which represent several performance breakthroughs, such as the use of full-speed USB to transmit data at faster rates, 2.4 GHz digital cordless technology for a stronger wireless connection, 2000 dpi resolution for superior speed, custom weight tuning for the G5, and swappable, rechargeable lithium-ion batteries for the G7. The notebook mouse line has been enriched with the addition of the VX Revolution mouse, the V450 Laser Cordless Mouse for Notebooks, the V350 Optical Cordless Mouse for Notebooks, and the corded V150 Laser Mouse for Notebooks and V100 Optical Mouse for Notebooks.

All of Logitech’s premium retail mice are bundled with Logitech SetPoint® software, enabling users to program mouse buttons for specific tasks. We also sell both corded and cordless mice designed specifically for OEM customers.

Trackballs

We offer several trackballs for the retail channel. All corded and cordless models use Logitech’s patented Marble® optical sensing technology, which enables reliable, accurate operation without the need to regularly clean the device to prevent buildup of dust or grease. The Cordless Optical TrackMan® trackball also features a “cruise control” scrolling feature as well as several programmable buttons to enhance usability.

3D Controllers

Our 3Dconnexion subsidiary offers 3D input devices for the growing field of 3D control. In fiscal year 2007, 3Dconnexion introduced the SpaceNavigator™, intended for people using mainstream 3D applications such as Google Earth™ and Google SketchUp™. More than 300,000 professionals use 3Dconnexion controllers, including the SpacePilot, SpaceNavigator, SpaceExplorer®, and SpaceTraveler™. All 3Dconnexion controllers leverage the productivity benefits and comfort of working with two hands: one hand on the mouse to select, modify or annotate, and the other hand on the motion controller to navigate.

Keyboards, Desktops and Notebook Stands

Logitech offers a variety of corded and cordless keyboards and desktops (keyboard-and-mouse combinations) from the award-winning top-of-the-line rechargeable diNovo™ Edge keyboard to the basic Media™ Keyboard.

The most recent addition to the award-winning diNovo line is the diNovo Edge keyboard, our first rechargeable keyboard. Less then  3/4 of an inch thick, the diNovo Edge combines sleek design with advanced technology, including Bluetooth® 2.0, dynamic backlighting, a touch-sensitive volume control, an integrated TouchDisc™ for controlling the computer’s cursor, and improved key travel and resistance. The diNovo Edge is marketed separately to enable the user to select their favorite mouse complement – the MX or VX Revolution.

The new Cordless Desktop® MX™ 3200 Laser includes several buttons designed to help people take advantage of key Windows VistaTM features, such as Flip 3D and Search. We also introduced a new category with the Alto™ Notebook Stand, a one-piece notebook riser with an integrated, full-size keyboard. The Logitech Alto gives people the typing experience they are accustomed to having with a desktop PC, complete with a number pad, a media panel and a standard key layout, and the easy-to-set-up platform raises the monitor to eye level.

All premium keyboards offer Logitech’s innovative SetPoint™ software, which enables one-touch access to a variety of common tasks, including launching music software, accessing the Internet, and starting a chat with Instant Messenger software.

Voice and Video Communications

Web Cameras

Logitech’s industry-leading QuickCam® webcams make it easy for friends and family to keep in touch by seeing and talking to each other using their computers. We work closely with leading application developers to help deliver the video communications services and software that connect consumers and create demand for webcams. In addition, our Logitech Video EffectsTM avatars and face accessories software has become a favorite application for users wishing to record and post video to Web sites, with more than 12 million downloads from www.logitech.com since its introduction in 2005.

In fiscal year 2007, Logitech introduced the QuickCam Ultra Vision™ webcam, offering a true-to-life video calling experience by delivering twice the image clarity as that offered by typical webcams. This webcam features the new Logitech RightLight 2 Technology – a system of hardware and software technologies designed to optimize video settings in low-light and uneven lighting environments.

Logitech’s performance webcams – the QuickCam Ultra Vision, QuickCam Fusion™, QuickCam Orbit™ and QuickCam Pro 5000 products – now include Logitech RightLight 2 Technology and the ability to record HD video.

Our redesigned QuickCam software is included with all new webcams, complete with a new icon-based interface allowing easier access to all of the camera’s settings and features, including the popular Logitech Video Effects software.

We also expanded our line of webcams for the notebook PC market with the introduction of the QuickCam Deluxe for Notebooks and QuickCam for Notebooks.

PC Headsets, Microphones and VoIP Handsets

We offer headsets, microphones and handsets designed for applications such as PC voice communications, Voice-over Internet Protocol (“VoIP”) applications and online gaming. The Logitech Premium Notebook Headset is designed to enhance the experience of using Internet calling applications such as Skype®, with a noise-canceling microphone, convenient in-line volume and mute controls, and the flexibility of connecting via digital USB ports or traditional analog (3.5 mm) ports.

The Logitech QuickCallTM USB Speakerphone delivers premium voice quality in a speakerphone by using a two-microphone array – one on each side of the wing-shaped phone – that can capture voices and sounds from a wider area in a room, transmitting even whispers from several feet away.

The Logitech Cordless Internet Handset makes using Skype on the PC as easy as using an ordinary cordless telephone, offering a crystal-clear calling experience at up to 164 feet (50 meters) from the PC. The Skype Certified™ handset supports the key Skype calling functions.

Audio

Speakers and Headphones

Logitech designs and manufactures a wide variety of multimedia speakers, from our flagship 5.1-channel multi-platform, 505-watt Logitech® Z-5500 Digital speakers and Z-5450 Digital speakers with convenient wireless rear satellite speakers – both of which work with PCs, game consoles, televisions and DVD players and feature THX certification – to high-volume, two-piece speaker systems. The flagship models have garnered multiple best-in-class awards, affirming the Logitech brand in the speaker market.

In fiscal year 2007, we launched the Z-10 Interactive Speaker System, which offers an interactive, tactile and visual experience. By putting touch-sensitive controls on the face of the Z-10 speakers, an industry first, we eliminated the need for people to toggle between applications to control their music on their computer monitor. Using USB technology and software, the speakers can display track information from popular media players, including iTunes®, Windows Media® Player, Winamp, and Musicmatch®. The digital display also reveals a clock, volume levels and other system information from the PC.

Logitech’s product line includes premium-performance speakers optimized for the iPod® as well as a wide variety of portable platforms, from MP3 and CD players to notebook PCs. The mm50 Portable Speakers continue to be one of the Company’s best-selling audio products. In fiscal year 2007, we extended our iPod speaker product line with the AudioStation™ and the AudioStation Express™.

Logitech also offers headphones for iPod and other MP3 players, including the new Logitech FreePulse™ Wireless headphones. Half the size of Logitech’s previous wireless headphones, these cordless headphones are flexible and durable, yet deliver the complete freedom of experiencing digital music with no strings attached.

We also offer the Logitech Noise Canceling headphones, which feature SilentSound™ noise canceling technology that can cancel up to 22 decibels of noise. They can be used with an iPod, PC or TV in the office, at home or on a plane.

Streaming Media

With our October 2006 acquisition of Slim Devices, Logitech added the Squeezebox and Transporter products to our streaming music systems lineup. These products let people enjoy high-quality digital music in multiple rooms of the home. Users can stream digital audio content from a PC or the Internet, and can leverage Internet audio services, such as Pandora and Rhapsody in the United States and similar services offered in other countries. The software for these products has been designed with contributions from a worldwide community of open-source developers.

In fiscal year 2007, we unveiled the Logitech Wireless DJ™ Music System, which connects the PC to a home-entertainment center or speaker system and plays any PC audio format, including MP3, iTunes® (AAC), WMA, Internet radio, and podcasts, without requiring a wireless network. The long-range Wireless DJ remote, with its display and scroll wheel, can navigate a music collection from anywhere in the home.

Gaming

PC Game Controllers

Logitech offers a full range of dedicated game controllers for PC gamers. The products address key game genres: joysticks for flight simulation; steering wheels for driving; gamepads for sports, action, and adventure games; mice and keyboards for strategy, RPG, and first-person gaming; and headsets for online gaming. Though the products are very different in nature due to their different target applications, they are united by Logitech’s attention to quality and excellence of design. They are focused on satisfying the needs of gamers and share some core Logitech technologies, such as cordless connection, force feedback, optical sensing, and interactive LCD.

In fiscal year 2007, we extended the G-series family of products with the Logitech G25 Racing Wheel. The G-series line has been designed to deliver premium technical performance and key features that give gamers a competitive edge. The Logitech G25 wheel offers advanced features which, until now, could be found only in specialized or custom-made racing simulators.

Console Game Controllers and Accessories

Since entering the console market in 2001, Logitech has consistently broadened our line with popular products in strategic segments. We offer products for console platforms such as PlayStation®2, PlayStation®3, PSP™ (PlayStation® Portable), Xbox® and Xbox 360™. We work with platform providers and game developers throughout the world to develop new applications and technologies for this market. With our expertise in vibration and force feedback, cordlessness, voice input, and video input, Logitech is enabling a broad range of new gaming experiences. To enable our hardware controllers and promote high-quality support within games, we also provide advanced software drivers and tools to game developers.

In fiscal year 2007, we introduced a line of products for the newly launched PlayStation 3 computer entertainment system that includes the new Logitech Cordless Precision™ controller, the Logitech ChillStream™ controller, the Logitech Cordless MediaBoard™ keyboard, the Logitech HDMI cable and the Logitech USB Headset.

Also in fiscal year 2007, we continued to build on our reputation for providing superior driving wheels with the Logitech DriveFX™ Wheel for Xbox 360. The DriveFX Wheel combines high-quality materials with advanced axial-feedback technology.

Remote Controls

Logitech has expanded our presence in the digital living room by offering advanced universal remote controls for home-entertainment systems. Our current line of Harmony advanced remote controls with patented Smart State Technology® provides simple, complete control of even the most elaborate entertainment system, including one-touch control of all entertainment activities. Our online database includes codes and characteristics needed to control more than 200,000 different home-entertainment device models from more than 5,000 different manufacturers. Logitech’s Harmony advanced remote controls offer interactive media capabilities, allowing users to select TV shows, movies or music titles from the interactive display. The latest addition to the line is the Harmony 1000 remote, which features a 3.5-inch QVGA color touch-screen and includes radio frequency (RF) wireless technology, providing the ability to control components and systems that are hidden behind closed cabinets. We also offer high-end solutions for custom installers and high-end audio-video dealers, which can control multi-room entertainment systems and some advanced lighting systems.

Competitive Strengths

We believe our key competitive strengths include:

Product Definition, Technology and Industrial Design Excellence

We understand the balance between features and complexity, functionality and style, price and performance. Logitech believes our ability to produce world-class, user-centric industrial designs, coupled with innovative technologies that deliver true benefit to the consumer, sets us apart from our competitors. We have repeatedly received awards for design and innovation. During fiscal year 2007, our product designs received the following honors: “red dot” awards, iF Industrie Forum Design awards, Good Design awards and CES Innovations Design and Engineering awards. Logitech’s advanced technology, evidenced by products such as the MX™ Revolution cordless laser mouse, the diNovo™ Edge keyboard, the Z-10 Interactive Speaker System, the G25 Racing Wheel, the QuickCam® Ultra Vision™ webcam, the Harmony® 1000 Advanced Universal Remote, the AudioStation™ high-performance iPod speaker system and others, garnered numerous top billings, including Editors’ Choice, Product of the Year, World Class Award, Top 100 Gadgets of the Year, and more, in a variety of publications such as Popular Mechanics, PC World, PC Magazine, CNET, Computer Shopper, Macworld, Maximum PC, and in many other media outlets worldwide.

Substantial Technical Expertise

Logitech has accumulated significant expertise in the key engineering disciplines that underlie our products. For example, our engineers have continually enhanced motion-encoding technology for control devices over several distinct generations. Their expertise in mechanical design is showcased in the award-winning MX™ Revolution cordless laser mouse, which includes the MicroGear™Precison Scroll Wheel that sets a new benchmark for scrolling efficiency. Logitech engineers have developed several radio transmission technologies for cordless operations, developed new applications for webcams, enabled the integration of new controllers in console gaming, and developed innovative database and Web-based systems to configure our advanced remote controls. Many of the technologies involved in these developments have applications across multiple product offerings, allowing us to leverage our accumulated investment.

We believe Logitech’s future lies not only in our strong internal technical resources, but also in partnering with other industry leaders with complementary technologies that promise to make the interface more productive, natural and enjoyable.

Technological Innovation

Logitech has long been at the forefront of technological innovation, with a list of more than 90 industry “firsts” to our name and a patent portfolio of more than 300 patents.

We have continually embraced new connectivity technologies and standards. Logitech led in optical sensing technology with the opto-mechanical mouse in 1982. We were also among the first to market a digital still camera in 1991. We demonstrated the first working USB prototype at the Fall Comdex in 1995. In 2001, Logitech introduced the first cordless optical mouse. With the Cordless Presenter™, we introduced our first Bluetooth personal peripheral and in 2004, with the MXTM1000, the first laser mouse. Also in 2004, we extended the use of our proprietary 2.4 GHz technology to our mice products, further reducing power consumption and size, and enhancing the range of operation. In 2005, Logitech included the Z-wave radio technology in our high-end advanced remote controls, to enable simple home automation tasks based on this emerging connectivity standard. In fiscal year 2007, we introduced the MX Revolution cordless laser mouse, with the MicroGear Precision Scroll Wheel, which spins freely for up to seven seconds, spanning hundreds of pages with a single flick of the finger. We also introduced an innovative stand to make using a notebook PC more comfortable: the one-piece Alto, a notebook riser with an integrated, full-size keyboard that levels the notebook screen with the user’s eyes and frees their hands from the constraints of a cramped notebook keypad. Logitech continues to monitor the connectivity environment to optimize the user experience when interfacing with digital information.

Retail Brand and Shelf Space

We believe the Logitech brand name and industrial designs are recognized worldwide as symbols of product quality, innovation, ease of use and price-performance value. Logitech enjoys a strong and growing brand presence in more than 100 countries. During fiscal year 2007, we sold 83 million Logitech-branded products. We believe that in the consumer market, brand identity and brand awareness are important components of the purchase decision, and that as competition intensifies, the ability to secure shelf space will increasingly become a competitive advantage. Logitech’s brand has enabled us to build an extensive retail distribution network and to obtain critical shelf space. The strength of our brand is apparent in the OEM channel as well, where systems manufacturers and integrators, as well as game publishers, and other partners are choosing to bundle Logitech-branded products with their offerings.

Volume Manufacturing Capability Resulting from Strong OEM Relationships

We believe our manufacturing capabilities are a significant competitive advantage. Over the past 11 years Logitech has built a significant manufacturing presence in Asia, where our ISO 9000-certified manufacturing facilities are currently producing more than 60 million units per year. As a result, we have been able to maintain strong quality process controls and have realized significant cost efficiencies. Our manufacturing expertise extends beyond production to include logistical support, just-in-time supply and process engineering.

Logitech’s manufacturing capability has allowed us to continue our long-established relationships with large OEM customers. We currently sell to the majority of the world’s largest PC manufacturers, as well as to most of the next layer of systems manufacturers and system integrators. Because Logitech’s engineering and design staffs work collaboratively with OEM customers on the specifications for future products, we believe our OEM relationships provide valuable insight into the future of the computer marketplace and technology trends. Further, we plan to extend our OEM presence with both our traditional customer base and new classes of customers, including console platform manufacturers, game publishers and mobile-technology vendors.

The combination of a strong retail brand and a high-volume manufacturing operation linked to our OEM relationships provides Logitech with a competitive advantage that we believe is unparalleled among our competitors.

Global Presence

Logitech is a global company capable of drawing upon the strengths of our global resources, global distribution system and geographical revenue mix. With manufacturing facilities in Asia, engineering teams in North America, Europe and Asia, major distribution centers in North America, Europe and Asia, as well as sales and marketing offices in major cities worldwide, we have worldwide access to leading technology, markets, personnel and ideas.

Expertise in a Broad Array of PC Peripherals

As we broaden our product portfolio beyond the PC platform, we have also continued to expand our portfolio of products for desktop and notebook PCs, offering a broader range of personal peripherals that people use every day as they work, communicate and play at their PC. Logitech personal peripherals bring together a broad variety of products that individuals – business people, home users, gamers and others – need to make their time on the Internet and time at the computer more productive, comfortable and enjoyable. As a result, Logitech is positioned to offer “one-stop shopping” for peripherals that have been designed to work seamlessly together.

Industry Overview

Increasingly affordable prices and wider availability of business, consumer, education, and communication applications have created a very large installed base of desktop and notebook personal computers. We believe that market penetration of PCs and other information access devices, already high in developed countries, is likely to increase worldwide.

In addition, continuing growth in processing power and communications bandwidth, the increased accessibility of digital content, and the pervasive access and use of the Internet, create opportunities for new applications, new users and dramatically richer interactions between users and digital information.

These developments create new demands by users who want to take full advantage of the increased processing power, new applications and new technologies in an intuitive, productive, comfortable and convenient manner.

Today’s desktop and notebook PCs have evolved into affordable multimedia appliances or “digital hubs” capable of creating and manipulating vast amounts of graphics, sound and video. The interface devices sold with most new PCs can be quite limited in the functionality they provide, especially when the need to offer new personal computers at low prices dictates basic, no-frills peripherals, such as a simple mouse and an alphanumeric keyboard. Logitech believes the expanded capabilities of PCs and the large installed base present a significant opportunity for companies that provide innovative personal peripheral products for the computer, since basic input devices alone do not fully enable many of the newest applications.

Therefore, on one hand, PC manufacturers continue to require large volumes of simple personal peripherals. On the other hand, the after-market (that is, the market for peripheral upgrades and add-ons sold separately from the basic PC) grows as consumers demand more function-rich personal peripheral tools, and as the PC plays an increasing role in the new digital lifestyle.

In addition, we believe that trends established in the consumer technology market, such as brand identity, affordability, ease of installation and use as well as visual appeal, have become important aspects of a purchase decision when buying a desktop or notebook PC and personal peripherals.

We also believe that similar industry dynamics and personal peripheral device opportunities exist for non-PC platforms, such as video game consoles, mobile phones, digital music players and home-entertainment systems. As these additional platforms deliver new functionality, increased processing power and growing communications capabilities, we expect demand to increase for add-on, complementary devices connected to these platforms. The product expertise Logitech has developed around the PC platform extends to these other platforms as well and provides further opportunity for growth and leverage.

Business Strategy

Logitech’s objective is to strengthen our leadership in the growing market for personal peripherals, linking people to the digital world wherever and whenever they need to access digital information to communicate, learn and play. We serve the installed base of desktop and notebook PCs by offering innovative personal peripherals to address needs for comfort and productivity as well as entertainment and communication. While PCs are being used more and more as a digital hub, other platforms such as game consoles, mobile phones, digital music players and home-entertainment systems are also becoming a rich resource for people to access information, communicate, listen to music and enjoy an expanding offering of interactive games.

To achieve our objective, the key elements of Logitech’s strategy consist of the following:

Technological Innovation

To capitalize on market opportunities for personal peripherals, we recognize that continued investment in product research and development is critical to facilitating innovation of new and improved products and technologies. Beyond updating our existing line of personal peripherals, we will continue to lead the development of new technologies and to create product innovations, such as those introduced in fiscal year 2007, which include the MXTM Revolution cordless laser mouse’s MicroGearTM Precision Scroll Wheel, the Z-10 Interactive Speaker System’s innovative interactive display, the diNovo EdgeTM keyboard’s sleek, rechargeable design, and the Harmony® 1000 remote’s color touch screen. Logitech is committed to meeting customer needs for personal peripheral devices and believes that innovation, value and product quality are important elements to gaining market acceptance and strengthening our market leadership.

Manufacturing

To effectively respond to rapidly changing demand and to leverage economies of scale, Logitech will continue our hybrid model of in-house manufacturing and third-party contract manufacturers to supply our products. Through our high-volume ISO 9000-certified manufacturing operations located in Suzhou, China, we believe we have been able to maintain strong quality process controls and have realized significant cost efficiencies. The expansion of our Suzhou operations, which was completed in the summer of 2005, provides for increased production capacity and greater flexibility in managing product demand. Further, by outsourcing the manufacturing of certain products, we seek to reduce volatility in production volumes as well as time to market.

Information Technology

Logitech has made investments to upgrade our business applications and information technology systems. Our investments in information technology are focused on positioning Logitech for future growth by improving our operational and financial processes to realize cost structure improvements and to effectively manage the increased complexity of our business through standardization and integration of our IT environments.

Geographic Expansion

We believe that the market penetration for Logitech products is particularly low in developing markets such as Latin America, Eastern Europe, India and China. We are committing resources to capitalize on the growth opportunities in these regions, including securing new channel partners, strengthening relationships with existing partners, expanding our sales force and investing in product and marketing initiatives.

Product Strategy

To capitalize on the many opportunities in the growing digital marketplace, Logitech’s product strategy focuses on personal peripherals in three digital environments:

•	The Office Environment – Desktop and Notebook Computers

•	The Digital Home Environment – Digital Music Systems, Home-Entertainment Systems, Game Consoles

•	The Mobile Environment – Notebook Computers, Digital Music Players, Mobile Phones

The Office Environment

Logitech has successfully broadened our desktop presence by introducing new, more innovative, high-performance PC navigation devices that have gained market acceptance. In addition, we have expanded beyond our traditional role as a provider of pointing devices for the desktop or notebook PC into a leading brand for video imaging products, keyboards, PC audio products and control devices for emerging 3D applications and platforms such as Google Earth and Adobe Creative Suite. We believe there is an opportunity to continue to innovate and differentiate across a broad set of essential personal peripherals that people touch and use every day.

The Digital Home Environment

We see the dramatic increase of digital content available for the home as a significant source of new opportunities for Logitech. We believe that the new digital home, with a broad and evolving selection of digital entertainment and information content available from multiple sources, and the innovation in affordably priced digital-technology equipment, will over time allow us to play a significant role in the consumer experience.

Our product portfolio includes a line of advanced remote controls for home entertainment and a variety of speaker and headphone products, as well as the Squeezebox™ and the SqueezeNetwork, which allow people to enjoy digital music in any room of the house. These are parts of our strategy to pursue new opportunities in the digital home environment, positioning Logitech at the convergence of consumer electronics and personal computing in the digital living room.

Also for the digital home, Logitech offers a broad spectrum of products for gaming consoles and PCs. With our expertise in force and vibration feedback, cordless connectivity, voice input and video input, Logitech is enabling a broad range of gaming experiences for console platforms. With many of our products, we can efficiently leverage our investment for the desktop PC into other platforms such gaming consoles.

The Mobile Environment

As digital information and communication are evolving into the mobile environment, the opportunity exists for Logitech to support an even broader set of platforms. We believe that the growing number of mobile phones, notebook computers and mobile entertainment and communication platforms, such as portable digital music players and gaming devices, will bring additional demand for complementary personal peripherals. Wherever and whenever people want to access, create or consume digital information, the need exists for devices that allow users to conveniently access the digital world in an intuitive and personal way. Logitech plans to support this need in mobile environments, as we do in the office and home.

Technology

Logitech products are sophisticated systems that combine multiple engineering disciplines – lightweight radio frequency transmission, optical, mechanical, electrical, acoustical and software – in user-centric industrial designs. These systems share common design elements, including: sensors to detect and encode motion, images, sound or other analog data into electrical signals; custom ASICs; microcontrollers to convert and process signals received from the sensor; a communications subsystem to exchange signals with an attached computer or other intelligent host; and a suite of driver, utility and user interface software modules and Web sites. We believe the software modules and Web support complete a seamless user-centric solution for information input, access and control. Logitech’s products incorporate the following principal technologies:

RF Technologies and Cordless Product Design

Logitech is a leader in the development of low-power radio frequency (RF) technologies for use over short distances. We are focusing our current cordless development efforts primarily in three RF technology areas: Fast RF cordless technology, proprietary and non-proprietary 2.4 GHz-based cordless technologies, and Bluetooth® wireless technology, a communications standard with a broad range of applications. Fast RF cordless technology is designed to provide excellent performance for everyday computing applications with a very long battery life and mass market price points. 2.4 GHz technology, designed by Logitech especially for game controllers, satisfies gamers who value high-speed performance. Logitech’s cordless gaming devices on PC, PS®2, PS®3, and Xbox® platforms have generated frequent industry and media accolades. Logitech’s proprietary 2.4 GHz technology is also the technology of choice for mice products that need to achieve small size and high range of operation. We believe Bluetooth® wireless technology is an enabler of a much wider acceptance of cordless products in the marketplace. For our wireless music products, we use Bluetooth wireless technology with the Advanced Audio Distribution Profile (A2DP), an emerging standard for high-quality wireless stereo sound.

Motion Sensing

Logitech’s sensors transform analog motion and images into electronic signals. Logitech, with the patented Marble® technology, was the first company to introduce optical sensing in pointing devices. Optical motion sensors are developed in partnership with technology suppliers, allowing us to improve the optical sensing quality, lower the cost, and increase the reliability of our optical mouse products. Similarly, Logitech’s Web cameras use optical sensors to detect colors, shapes and other image attributes, and to convert these attributes into electronic signals.

3Dconnexion’s line of 3D input devices are the industry’s leading 6 degrees of freedom (“6DOF”) devices with the ability to move 3D objects forward/backward, up/down, left/right and rotate around all 3 axes simultaneously. The patented technology built into each 3D mouse consists of 6 LEDs and 6 Position Sensing Detectors (“PSDs”) placed in a precise 3D geometric configuration to detect movement in all axes simultaneously. Connected to the computer via the USB, the 6DOF sensor sends multiple threads of navigation data to 3D applications. A software development kit is available for integration into 3D applications to capture this navigation data and process 3D movements within the application.

Signal Processing Algorithms

Logitech engineers employ sophisticated signal processing algorithms across many product lines to compute spatial displacements, enhance color image quality and compress or format data for transmission. For example, in our Internet Web cameras, signal-processing algorithms are used for color extraction, image enhancement and data compression.

Power Management

Logitech’s products use advanced power management, including techniques to reduce power consumption when needed. Cables connected to separate power supplies are inconvenient in the case of products such as corded pointing devices, and impossible in the case of cordless devices. Consequently, we believe low power consumption is an essential product attribute for the consumer marketplace.

Force Feedback

Force feedback adds a real physical sensation to computer and console systems, enabling users to feel surfaces, bumps, vibrations, textures, inertia, springs, and many other physical phenomena. This licensed technology is primarily used in joysticks and steering wheels where game players can experience the actual physical sensation of being at the controls of a fighter jet or at the wheel of a racing car.

Software

We are focusing our software development efforts on enabling efficient PC navigation, simplifying the control of content and devices in the digital home, expanding gaming functionality, and providing real-time video communication products and services such as video calling and video instant messaging. Also, Logitech has developed software development kits, or SDKs, to enable support for a variety of peripherals on gaming consoles. These include SDKs for force feedback joysticks and wheels, mice, keyboards, cameras and headsets. The SDKs are used in many of the top-selling console and PC games and make it easy for users to leverage the latest features of Logitech’s gaming peripherals. Logitech’s line of Harmony advanced universal remote controls is powered by Web-based software that minimizes the amount of technical knowledge required for users to program and use their remote controls.

With the acquisition of Slim Devices, we acquired SlimServer, the open source software that powers the Squeezebox and Transporter, as well as any streaming MP3 player on the user’s network. SlimServer runs on Windows, Mac, Linux, BSD and Solaris. This software was created with the contributions of a worldwide community of developers. The efforts of the Slim Devices open source community results in rapid development and a rich set of features, evolving in response to user feedback. SlimServer also powers SqueezeNetwork, an always-on hosted service that provides access to a large number of Internet radio stations, podcasts, and music services.

Database

Our acquisition, in 2004, of Intrigue Technologies, Inc. brought a large and growing database of information about consumer technology devices. Information contained in the Harmony database includes rich sets of characteristics for a large number of consumer devices, ranging from older devices to the latest offerings. This information helps give users full control of their devices, even if they are not aware of the intricacies of their home-entertainment devices.

Audio

The Company’s audio development resources cover a wide range of audio technologies. In speaker systems, Logitech uses advanced computer-aided design and simulation tools for amplifier and printed circuit board design. Sophisticated laser and PC-based technologies support speaker transducer design. For headsets, in-house engineering and testing technology ensure high-resolution voice recognition microphones. Computer-aided design and in-house rapid prototyping technology speed the overall process and help ensure that products meet design and performance goals.

Research and Development

We believe that continued investment in product research and development is critical to Logitech’s success. We believe that our international structure provides advantages and synergies to our overall product development efforts. Our product research and development activities are conducted mainly at the following engineering centers.

Switzerland.  Logitech’s Swiss engineering center in Romanel-sur-Morges provides us with advanced sensing and cordless technologies. In addition, the center is a convenient point for gaining access to leading European technologies. We have been successful in recruiting and retaining top engineering graduates from leading Swiss universities because we are one of the few personal computer technology companies with research and development activities in Switzerland. In February 2007, Logitech, in collaboration with Ecole Polytechnique Fédérale de Lausanne (“EPFL”), created the Logitech EPFL incubator, which will offer a select number of students and researchers financial, educational and functional support to develop their ideas into the technologies and personal peripherals of the future.

Taiwan.  Through our engineering center in Hsinchu, Taiwan, we have established access to key Asian markets, engineering resources and high-tech manufacturing. Taiwan is a world leader in manufacturing and engineering, particularly in the design and manufacture of semiconductors, notebook computers, scanners, monitors and related products. Moreover, the common language of Taiwan and China facilitates the transfer of products from Logitech’s engineering launch site in Taiwan to our high-volume manufacturing site in China.

U.S.A.  Our Fremont and Mountain View, California locations allow Logitech access to Silicon Valley’s talent pool, particularly important in the development of Internet applications, software and video technologies, and wireless networking. In addition, locations in the midst of the world’s leading technology market enable us to compile market intelligence to define and position products and develop key strategic alliances.

Logitech’s Vancouver, Washington engineering center designs and develops our audio products. The facility specializes in acoustic research and development, including model and simulation work. Areas of development include cordless audio applications, demanding applications for audio input such as voice recognition, and audio output for PC speakers.

Canada.  Logitech’s Mississauga, Canada engineering center designs and develops our Web-connected advanced remote control products. In addition, our Canadian engineering center develops and maintains Logitech’s on-line Smart State database of infrared codes and device characteristics used in programming the Web-connected advanced remotes.

Germany.  Our 3Dconnexion subsidiary, whose research and development facility is located in Seefeld, Germany, provides Logitech with ongoing research in 3D controller devices. The location of the facility provides access to Germany’s leading automotive manufacturers, who are important 3Dconnexion customers and to the Institute of Robotics and Mechatronics (DLR), a leading research center in robotics from which we have licensed some of our 3D technology.

Our research and development expenses for fiscal years 2007, 2006 and 2005 amounted to $108.3 million, $88.0 million and $73.9 million. We expect to continue to devote significant resources to research and development to sustain our competitive position.

Marketing, Sales and Distribution

Principal Markets

Logitech operates as one business segment, which is the design, development, production, marketing and support of personal interface devices.

Net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Year ended March 31,
	2007	2006	2005
Europe	$1,027,852	$887,736	$733,667
North America	729,207	617,942	503,356
Asia Pacific	309,510	291,037	245,603

Total net sales	$2,066,569	$1,796,715	$1,482,626

Marketing

Logitech builds awareness of our products and recognition of our brand through targeted advertising, public relations efforts, distinct packaging of our retail products, in-store promotions and merchandising, a Worldwide Web site and other efforts. We also acquire knowledge of our users through customer feedback and market research, including focus groups, product registrations, user questionnaires, primary and multi-client surveys and other techniques. In addition, manufacturers of PCs and other products also receive customer feedback and perform user market research, which sometimes result in specific requests to Logitech for specific products, features or enhancements.

Sales and Distribution Channels

Logitech sells through many distribution channels, including distributors, OEMs and regional and national retail chains, including online retailers. We support these retail channels with third-party distribution centers located in North America, Europe and Asia Pacific. These centers perform final configuration of products and product localization with local language manuals, packaging, software CDs and power plugs. In addition, Logitech’s distribution mix includes e-commerce in the U.S. as well as e-commerce capabilities in several European countries.

In retail channels, Logitech’s direct sales force sells to distributors and large retailers. Our distributor customers typically resell products to retailers, value-added resellers, and systems integrators with whom Logitech does not have a direct relationship. These distributors in the U.S. include D&H Distributing, Ingram Micro Inc. and Tech Data Corporation, and in Europe include Tech Data Corporation, Ingram Micro, Actebis and many national distributors such as Banque Magnetique in France, GEM in the United Kingdom and Also-ABC in Switzerland.

Logitech’s products can be found in major retail chains, where they typically enjoy access to significant shelf space. These chains in the U.S. include Best Buy, Circuit City, Office Depot, Staples, Target and Wal-Mart, and in Europe include MediaMarkt/Saturn, Carrefour, KESA Group, FNAC, Dixons Stores Group PLC and most key national consumer electronics chains. Logitech products also can be found at the top online e-tailers, which include Amazon.com, Buy.com, CDW, Insight, and others.

Logitech’s OEM products are sold to large OEM customers through a direct sales force, and we support smaller OEM customers through distributors. We count the majority of the world’s largest PC manufacturers among our customers.

Through our operating subsidiaries, we maintain sales offices or sales representatives in 37 countries.

Customer Service and Technical Support

Logitech maintains customer service and technical support operations in the United States, Canada, Europe, Asia and Australia. Customer service and technical personnel provide support services to retail purchasers of products through telephone, email, facsimile and the Logitech Web site. This site is designed to expedite overall response time while minimizing the resources required for effective customer support. In general, OEMs provide customer service and technical support for their products, including components purchased from suppliers such as Logitech. Logitech provides warranties on our branded products which range from one to five years.

Manufacturing

Logitech’s manufacturing operations consist principally of final assembly and testing. Our high-volume manufacturing is located in Suzhou, China. We expanded our Suzhou operations in 2005 with the construction of a new factory to provide for additional production capacity to meet future demand. This facility has 30% greater capacity than our first factory with the potential to double beyond that. The Suzhou facilities are designed to allow production growth as well as flexibility in responding to changing demands for Logitech’s products. We continue to focus on ensuring the efficiency of the Suzhou facilities, through the implementation of quality management and employee involvement programs.

New product launches, process engineering, commodities management, logistics, quality assurance, operations management and management of Logitech’s contract manufacturers occur in Hsinchu, Taiwan, Suzhou, China and Hong Kong, China. Certain components are manufactured to Logitech’s specifications by vendors in Asia, the United States and Europe. We also use contract manufacturers to supplement internal capacity and to reduce volatility in production volumes. In addition, some products, including most keyboards, certain gaming devices and audio products, are manufactured by third-party suppliers to Logitech’s specifications. Retail product localization with local language manuals, packaging, software CDs and power plugs is performed at distribution centers in North America, Europe and Asia Pacific.

Competition

Our industry is intensely competitive. It is characterized by short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market and a trend of declining average selling prices in the OEM market. We continue to experience aggressive price competition and other promotional activities from our primary competitors and from less-established brands, and we may choose to adjust prices or increase other promotional activities to improve our competitive position. We may also encounter more competition if any of our competitors decide to enter other markets in which we currently operate.

In addition, we have been expanding the categories of products we sell, and entering new markets, such as the market for programmable remote controls and streaming media devices. As we do so, we are confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name-recognition than we have. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies in our developing categories, as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we have.

We expect continued competitive pressure in both our retail and OEM business, including in the terms and conditions that our competitors offer customers, which may be more favorable than our terms and conditions and require us to take actions to increase our customer incentive programs, which could impact our revenues and operating margins.

Corded and Cordless.  Microsoft is our main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, keyboards and desktops.

Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share. The emerging notebook peripheral segment is also an area where we face aggressive pricing and promotions, as well as new competitors that have broader notebook product offerings than we do.

Video. Our competitors for PC Web cameras include Creative Labs, Philips and Microsoft, whose entry into the product category made the competitive environment more intense. We are encountering aggressive pricing practices, promotions and channel marketing on a worldwide basis, which may impact our revenues and margins.

Microsoft is a leading producer of operating systems and applications with which our mice, keyboards and webcams are designed to operate. As a result, Microsoft may be able to improve the functionality of its own peripherals to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Audio.  Competitors in audio devices vary by product line. In the PC, mobile entertainment and communication platform speaker business, competitors include Plantronics and its Altec Lansing subsidiary, Creative Labs, and Bose Corporation. In the PC and console headset, telephony and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary. With the acquisition of Slim Devices in October 2006, we expanded our audio product portfolio to include network-based audio systems for digital music. This is an emerging market, with several small competitors, as well as larger established consumer electronics companies, like Sony and Philips.

Advanced Remote Controls.  Our revenues and market share for personal peripheral devices for home entertainment systems have expanded substantially in the last year. With many companies offering universal remote controls, our success will likely attract more competition. Our competitors include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

Gaming.  Competitors for our interactive entertainment products include Intec, Mad Catz, Pelican Accessories and Saitek Industries. Our controllers for PlayStation® also compete against controllers offered by Sony.

Intellectual Property and Proprietary Rights

Intellectual property rights that apply to Logitech’s products and services include patents, trademarks, copyrights and trade secrets.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. While we believe that patent protection is important, we also believe that patents are of less competitive significance than factors such as technological expertise and innovation, ease of use, and quality design. No single patent is in itself essential to Logitech as a whole. From time to time we receive claims that we may be infringing on patents or other intellectual property rights of others. Claims are referred to counsel, and current claims are in various stages of evaluation and negotiation. If necessary or desirable, we may seek licenses for certain intellectual property rights. Refer also to the discussion in Item 3D Risk Factors – “We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.”

To distinguish genuine Logitech products from competing products and counterfeit products, Logitech has used, registered, or applied to register certain trademarks and trade names in the U.S. and in foreign countries and jurisdictions. Logitech enforces its trademark and trade name rights in the U.S. and abroad. In addition, the software for Logitech’s products and services is entitled to copyright protection, and we generally require our customers to obtain a software license before providing them with that software. We also protect details about our products and services as trade secrets through employee training, license and non-disclosure agreements and technical measures.

Governmental Regulation

The European Union (“EU”) has adopted the Directive on the Restriction of Use of Certain Hazardous Substances in Electrical and Electronics Equipment (“RoHS”). This directive restricts the placement into the EU market of electrical and electronic equipment containing certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants. RoHS became effective in July 2006 with a limited number of exceptions. Most Logitech products are covered by the directive and have been modified, if necessary, to be RoHS compliant. Logitech has an active program to ensure compliance with the RoHS directive and continues to source and introduce the use of RoHS compliant components and manufacturing methods in order to comply with the requirements of the directive.

Further, all Logitech products are subject to the EU’s Waste Electrical and Electronic Equipment Directive (“WEEE”). This directive requires producers of electrical goods to be financially responsible for specified collection, recycling, treatment and disposal of covered products. Producer obligations also include specified collection, recycling, treatment and disposal of equipment that had been placed in the EU marketplace prior to August 2005, and has reached its end of life. To date, specific legal requirements have not been finalized by all member states, with certain member states delaying implementation until 2007 or beyond. In those countries where legislation is not in effect, we have concluded that the costs of managing and recycling historical and future waste equipment are not reasonably estimable, and no liability has been recognized. In those countries which have enacted legislation, we have provided for the costs of managing and recycling historical and future waste equipment. These costs, which are not material, are based on Logitech’s estimated market share of the total cost, which depends on a number of factors, including administration and treatment costs as well as the commercial cost of recycling.

On March 1, 2007, China’s Management Methods on the Control of Pollution Caused by Electronic Information Products (“China RoHS”) entered into effect. This is substantially similar to the EU RoHS directive and as such, Logitech products are already compliant. It is expected although not yet officially confirmed that exclusions listed in EU RoHS will be carried into China RoHS legislation. China RoHS requires additional labelling of product that will be shipped in China and Logitech has already taken steps to help ensure we comply with these requirements.

In the U.S., Appliance Efficiency Regulations were adopted by the California Energy Commission. The regulations set out standards for the energy consumption performance of products within the scope of the regulations, which includes some of Logitech’s products. The standards apply to appliances sold or offered for sale in California, and Logitech has redesigned or changed some products to comply with these regulations.

Similar environmental legislation may be enacted in other geographies, the cumulative impact of which could be significant. If such legislation is enacted in other countries, Logitech intends to develop compliance programs as necessary. However, until that time, we are not able to estimate any possible impact.

The effects on Logitech’s business of complying with other government regulations are limited to the cost of allocation of the appropriate resources for agency fees and testing as well as the time required to obtain agency approvals. The costs and schedule requirements are industry requirements and therefore do not represent an undue burden relative to Logitech’s competitive position. As regulations change, we will seek to modify our products or processes to address those changes.

Seasonality

Our retail product sales are seasonal. Sales are typically highest during the third fiscal quarter (October to December), due primarily to the increased demand for our products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter (January to March). Our sales in the first and second quarters can vary significantly as a result of new product introductions and other factors. Accordingly, year-over-year comparisons are more indicative of variability in our results of operations than quarter-over-quarter comparisons.

Materials

We purchase some of our products and the key components used in our products from a limited number of sources. Refer to the discussion in Item 3D Risk Factors – “We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.”

C.    Organizational Structure

The following lists the Company’s significant subsidiaries:

Name	Country of Incorporation	Ownership Interest
Logitech Inc.	U.S.	100%
Logitech Asia Pacific Limited	Hong Kong	100%
Logitech Technology (Suzhou) Co. Ltd.	China	100%
Logitech Europe S.A.	Switzerland	100%

D.    Property, plant and equipment

Logitech’s Europe headquarters are in Romanel-sur-Morges, Switzerland, in a Company-owned facility comprising 33,300 square feet, occupied by research and development, product marketing, technical support, administration and certain Logitech group activities including finance. We lease two additional facilities of 8,700 and 8,400 square feet in Morges, Switzerland. These leases expire in June 2007 and July 2007. Sales and marketing, including sales management, are located in these facilities. We have signed a lease on a new facility in Morges, comprising approximately 51,000 square feet, which we began occupying in April 2007. This facility is occupied by sales and marketing management, technical support, administration and certain Logitech group activities, including finance, legal and human resources. The lease began in January 2007 and will continue for 10 years, with the option for Logitech to terminate the lease after 5 years.

In North America, our headquarters in Fremont, California consist of four leased buildings comprising approximately 172,000 square feet. These facilities are occupied by Logitech’s Americas headquarters, including research and development, product marketing, sales management, technical support and administration. The Fremont lease expires in March 2013. The audio business unit is located in 36,000 square feet of leased office space in Vancouver, Washington. This lease expires in April 2009. We also lease approximately 18,000 square feet in Mountain View, California, occupied by our streaming media group, on a lease which expires in May 2011. In addition, we sublease approximately 20,000 square feet in Mississauga, Canada for our remote controls group, on a lease which expires in September 2009.

Our 3Dconnexion subsidiary has subleased a 5,500 square foot office in San Jose, California through December 2007. In Seefeld, Germany, 3Dconnexion has leased 15,000 square feet through the year 2010 for its European headquarters, research and development, and manufacturing.

Worldwide operations and engineering occupy a Logitech-owned 112,000 square foot facility in Hsinchu, Taiwan, which includes mechanical engineering, new product launches, process engineering, commodities management, logistics, quality assurance, and administration. Personnel in Hsinchu manage distribution of product throughout Asia through the use of externally administered warehouses in Taiwan, China and Singapore. Logitech’s high-volume manufacturing is located in Suzhou, China, in two Company-owned buildings totaling 600,000 and 253,700 square feet. We also leased a 91,500 square foot building for molding operations, on a lease which terminates in April 2007. We are negotiating a lease on a new facility of approximately 53,750 square feet for the molding operations. We have also signed a lease on a new facility in Suzhou, comprising approximately 143,000 square feet, which is expected to be available for occupation in June 2007. The lease expires in May 2012 and the facility will be used for production and manufacturing.

In addition to the distribution centers in Asia, Logitech has major distribution centers in Southaven, Mississippi and in the Netherlands. The 550,000-square foot facility in Southaven is contracted with a third-party logistics company that leases and manages the distribution center for Logitech. The arrangement with the management company is through December 2007 with an option to renew annually. We have two distribution centers in the Netherlands; the main European distribution location in Venray, Netherlands and a smaller facility in Venlo, Netherlands. Both facilities are contracted with warehouse management companies that lease and manage the distribution centers for Logitech. The Venray warehouse is approximately 183,400 square feet and the arrangement with the management company was originally through December 2006 and has been extended to December 2009. The Venlo facility is approximately 80,000 square feet, and the arrangement with the management company is through December 2007. Additionally, we have a 45,500-square foot distribution center in Zalaegerzeg, Hungary, which is also contracted with a warehouse management company. Logitech also contracts with various distribution services throughout the world for additional warehouses in which we store inventory.

We also have leased sales offices in more than 55 locations in 37 countries, with various expiration dates from 2007 to 2015.

We believe that Logitech’s manufacturing and distribution facilities are adequate for our ongoing needs and we continue to evaluate the need for additional facilities to meet anticipated future requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth above in Item 3D “Risk Factors,” and below in Item 11 “Quantitative and Qualitative Disclosure about Market Risk.”

Overview

Logitech is a world leader in personal peripherals for personal computers and other digital platforms, developing and marketing innovative products in PC navigation, Internet communications, digital music, home-entertainment control, interactive gaming and wireless devices. Our products include mice, keyboards, trackballs, 3D control devices, webcams, multimedia speakers, wireless and Internet music solutions for the home, headsets, headphones, gaming controllers, gaming accessories and advanced remote controls for home entertainment systems.

We sell our products to a network of distributors and resellers (“retail”) and to original equipment manufacturers (“OEMs”). Our worldwide retail network includes wholesale distributors, consumer electronics retailers, mass merchandisers, specialty electronics stores, computer and telecommunications stores, value-added resellers and online merchants.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of consumer trends toward notebooks and other mobile devices. We remain focused on strengthening our leadership in the PC peripherals market through the introduction of products that support the continued growth of the notebook market segment. We have also expanded into peripherals for other platforms, including video game consoles, mobile phones, home entertainment systems and mobile entertainment and digital music systems.

Logitech’s markets are extremely competitive and are characterized by short product life cycles, rapidly changing technology, evolving customer demands, and aggressive promotional and pricing practices. In order to remain competitive, we believe continued investment in product research and development is critical to driving innovation with new and improved products and technologies. We are committed to meeting customer needs for personal peripheral devices and believe innovation and product quality are important to gaining market acceptance and strengthening market leadership.

Over the last several years, Logitech has created a foundation for long-term growth, by expanding and improving our supply chain operations, investing in product development and marketing, delivering innovative new products and pursuing new market opportunities. We have significantly broadened our product offerings and the markets in which we sell. Our expansion has been primarily organic, but we have also grown as a result of a limited number of acquisitions that expanded our business into new product categories.

In fiscal year 2007, revenues increased 15% to $2.1 billion and net income increased 27% to $229.8 million, reflecting our 2007 focus on capturing growth opportunities and improving profitability. We achieved continued growth in all major product categories, an indication of the strength of our product portfolio. Cordless mice and desktops, audio and Harmony remote control retail sales were key growth categories contributing to the Company’s fiscal 2007 financial performance. We also achieved strong gross margin improvements through our emphasis on driving product innovation and controlling and reducing our product cost structure. We also invested in business applications and information technology to improve our operational and financial processes.

Our strategy for fiscal year 2008 remains to position Logitech as a premium supplier in our product categories, offering affordable luxury to the consumer while continuing to compete aggressively in all market segments, from the entry level through the high-end. To implement this strategy, our focus will include continued growth through innovative new products and enhanced scalability of operations. We plan to expand our successful line of peripherals for the notebook platform, particularly with new cordless mice and products similar to the Logitech Alto notebook stand. We have a number of innovative keyboards and desktops planned for desktop PC users. We will also introduce major navigation innovation in the pointing device category. In the digital music arena, we plan to introduce new PC and iPod® speakers for all major price points, and leverage the opportunities provided by our Slim Devices acquisition in the wireless streaming of digital content. Innovative new gaming products and the continued expansion of the Harmony remote control product line are also in our plans for fiscal year 2008. To support our planned growth, we intend to scale our processes to handle the increased complexity of our product line and improve the product life cycle management process. We also intend to manage our operating expenses in line with our gross profit growth for the year.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in compliance with relevant Swiss law requires the Company to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities.

We consider an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of Logitech’s financial condition and operating results.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Although these estimates are based on management’s best knowledge of current events and actions that may impact the Company in the future, actual results could differ from those estimates. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.

We believe the following accounting estimates are most critical to our business operations and to an understanding of our financial condition and results of operations, and reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Customer Programs

We record accruals for product returns, cooperative marketing arrangements, customer incentive programs and price protection. The estimated cost of these programs is accrued in the period the Company sells the product or commits to the program as a reduction of revenue or as an operating expense, if we receive an identifiable benefit from the customer and can reasonably estimate the fair value of that benefit. Significant management judgments and estimates must be used to determine the cost of these programs in any accounting period.

The Company grants limited rights to return product. Return rights vary by customer, and range from just the right to return defective product to the right to return a limited percentage of the previous quarter’s purchases, if the customer places an offsetting order for the amount they returned. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information, such as stage of product life-cycle. Return trends are influenced by the timing of the sale, the type of customer, operational policies and procedures, product sell-through, product quality issues, sales levels, market acceptance of products, competitive pressures, new product introductions, product life cycle status, and other factors. Return rates can fluctuate over time, but are sufficiently predictable to allow us to estimate expected future product returns.

The Company’s cooperative marketing arrangements include contractual customer marketing and sales incentive programs. We enter into customer marketing programs with most of our distribution and retail customers allowing customers to receive a credit equal to a set percentage of their purchases of the Company’s products for various marketing programs. The objective of these programs is to encourage advertising and promotional events to increase sales of our products. Accruals for the estimated costs of these marketing programs are recorded based on the contractual percentage of product purchased in the period we recognize revenue. The Company also offers rebates and discounts for certain types of sell-through programs. Accruals for these sales incentive programs are recorded at the time of sale based on negotiated terms, historical experience and inventory levels in the channel.

Customer incentive programs include volume and consumer rebates. We offer volume rebates to our distribution and retail customers related to purchase volumes or sales of specific products by distributors to specified retailers. Reserves for volume rebates are recognized as a reduction of the sale price at the time of sale. Estimates of required reserves are determined based on negotiated terms, consideration of historical experience, anticipated volume of future purchases, and inventory levels in the channel. Consumer rebates are offered from time to time at the Company’s discretion directly to end-users. Estimated costs of consumer rebates and similar incentives are recorded at the time the incentive is offered, based on the specific terms and conditions. Certain incentive programs, including consumer rebates, require management to estimate the number of customers who will actually redeem the incentive based on historical experience and the specific terms and conditions of particular programs.

We have contractual agreements with certain of our customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction (contractual price protection). Our decision to make price reductions is influenced by channel inventory levels, product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors. Credits are issued for units that customers have on hand or in transit at the date of the price reduction. Reserves for the estimated amounts to be reimbursed to qualifying customers are established quarterly based on planned price reductions, analyses of qualified inventories on hand with distributors and retailers and historical trends by customer and by product.

We regularly evaluate the adequacy of our accruals for product returns, cooperative marketing arrangements, customer incentive programs and price protection. Future market conditions and product transitions may require the Company to take action to increase such programs. In addition, when the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, we would be required to record incremental reductions to revenue or increased operating expenses. If, at any future time, the Company becomes unable to reasonably estimate these costs, recognition of revenue might be deferred until products are sold to end-users, which would adversely impact revenue in the period of transition.

Allowance for Doubtful Accounts

We sell our products through a worldwide network of distributors, retailers and OEM customers. Logitech generally does not require any collateral from its customers. However, we seek to control our credit risk through ongoing credit evaluations of our customers’ financial condition.

We regularly evaluate the collectibility of our accounts receivable and maintain allowances for doubtful accounts. The allowances are based on management’s assessment of the collectibility of specific customer accounts, including their credit worthiness and financial condition, as well as the Company’s historical experience with bad debts and customer deductions, receivables aging, current economic trends and geographic or country-specific risks and the financial condition of its distribution channel.

As of March 31, 2007, one customer represented 16% of total accounts receivable. The customers comprising the ten highest outstanding trade receivable balances accounted for approximately 52% of total accounts receivable as of March 31, 2007. A deterioration of a significant customer’s financial condition could cause actual write-offs to be materially different from the estimated allowance. If any of these customers’ receivable balances should be deemed uncollectible or if actual write-offs are higher than historical experience, we would have to make adjustments to our allowance for doubtful accounts, which could result in an increase in the Company’s operating expenses.

Inventory Valuation

The Company must order components for its products and build inventory in advance of customer orders. Further, our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand.

We record inventories at the lower of cost or market value and record write-downs of inventories which are obsolete or in excess of anticipated demand or market value. A review of inventory is performed each fiscal quarter that considers factors including the marketability and product life cycle stage, product development plans, component cost trends, demand forecasts and current sales levels. We identify inventory exposures by comparing inventory on hand, in the channel and on order to historical and forecasted sales over six month periods. Inventory on hand which is not expected to be sold or utilized based on review of forecasted sales and utilization is considered excess, and we recognize the write-off in cost of sales at the time of such determination. At the time of loss recognition, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances would not result in an increase in the cost basis. If there were an abrupt and substantial decline in demand for Logitech’s products or an unanticipated change in technological or customer requirements, we may be required to record additional write-downs which could adversely affect gross margins in the period when the write-downs are recorded.

Share-Based Compensation Expense

We adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”), effective April 1, 2006, using the modified prospective transition method. Therefore, results for periods prior to April 1, 2006 have not been restated to include share-based compensation expense calculated in accordance with SFAS 123R. Share-based compensation expense for fiscal year 2007 also includes compensation expense, reduced for estimated forfeitures, for awards granted after April 1, 2006 based on the grant-date fair value estimated using the Black-Scholes-Merton option-pricing valuation model, recognized on a straight-line basis over the service period of the award. For share-based compensation awards granted prior to but not yet vested as of April 1, 2006, share-based compensation expense for fiscal year 2007 was based on the grant-date fair value estimated using the Black-Scholes-Merton option-pricing valuation model and reduced for estimated forfeitures recognized on a straight-line basis over the service period for each separately vesting portion of the award. See Note 4—Share-Based Compensation in the Notes to the Consolidated Financial Statements for further discussion of share-based compensation.

Our estimates of share-based compensation expense require a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns, future forfeitures, dividend yield, related tax effects and the selection of an appropriate fair value model. We estimate expected share price volatility based on historical volatility using daily prices over the term of past options or purchase offerings, as we consider historical share price volatility as most representative of future stock option volatility. We estimate expected life based on historical settlement rates, which we believe are most representative of future exercise and post-vesting termination behaviors. We use historical data to estimate pre-vesting option forfeitures, and we record share-based compensation expense only for those awards that are expected to vest. The dividend yield assumption is based on the Company’s history and future expectations of dividend payouts.

The assumptions used in calculating the fair value of share-based compensation expense and related tax effects represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, or if we decide to use a different valuation model, our share-based compensation expense could be materially different in the future from what we have recorded in the current period, which could materially affect our results of operations.

Accounting for Income Taxes

Logitech operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of these jurisdictions. The Company’s effective tax rate may be affected by the changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, we must estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income, considering all available evidence such as historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax strategies. We believe it is more likely than not that such assets will be realized; however, ultimate realization could be negatively impacted by market conditions and other variables not known or anticipated at this time. In the event we determine that we would not be able to realize all or part of our deferred tax assets, an adjustment would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

In addition, the Company is subject to examination by various taxing authorities. We believe we have adequately provided in the financial statements for additional taxes that we estimate may be required to be paid as a result of such examinations. If the payment ultimately proves to be unnecessary, the reversal of the tax liabilities would result in tax benefits being recognized in the period we determine the liabilities are no longer necessary. If a final tax assessment exceeds our estimate of tax liabilities, an additional charge to expense will result. See Note 14 – Income Taxes in the Notes to the Consolidated Financial Statements for further discussion.

Valuation of Long-Lived Assets

We review long-lived assets, such as investments, property, plant and equipment, and goodwill and other intangible assets for impairment whenever events indicate that the carrying amount of these assets might not be recoverable. Factors considered important which could require us to review an asset for impairment include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of use of the assets or the strategy for the Company’s overall business;

•	significant negative industry or economic trends;

•	significant decline in the Company’s stock price for a sustained period; and

•	market capitalization relative to net book value.

Recoverability of investments, property, plant and equipment, and other intangible assets is measured by comparing the projected undiscounted cash flows the asset is expected to generate with its carrying amount. If an asset is considered impaired, the impairment to be recognized is measured by the excess of the carrying amount of the asset over its fair value.

We evaluate goodwill for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable from our estimated future cash flows. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second test is performed to measure the amount of impairment loss. While the Company has fully integrated all of its acquired companies, it continues to maintain discrete financial information for 3Dconnexion and accordingly determines impairment for the goodwill acquired with the 3Dconnexion acquisition at the entity level. All other acquired goodwill is evaluated for impairment at a total enterprise level.

In determining fair value, we consider various factors including estimates of future market growth and trends, forecasted revenue and costs, expected periods over which our assets will be utilized, and other variables. We calculate the Company’s fair value based on the present value of projected cash flows using a discount rate determined by management to be commensurate to the risk inherent in the Company’s current business model. To date, we have not recognized any impairment of goodwill. Logitech bases its fair value estimates on assumptions it believes to be reasonable, but which are inherently uncertain.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority and provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal year 2008. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We are evaluating the financial statement and disclosure impact of adopting FIN 48. In May 2007, the FASB issued FASB Staff Position FIN 48-1, “Definition of ‘Settlement’ in FASB Interpretation No. 48” (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how a company should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective upon initial adoption of FIN 48, which we will adopt in the first quarter of fiscal year 2008.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 affects other accounting pronouncements that require or permit fair value measurements where the FASB has previously concluded that fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements, but may change current practice in some instances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS 157 in the first quarter of fiscal year 2009, and we are evaluating the financial statement and disclosure impact.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FAS 115” (“SFAS 159”). SFAS 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal year 2009. SFAS 159 will be applied prospectively. We are currently determining whether fair value accounting is appropriate for any of our eligible items and cannot estimate the financial statement and disclosure impact which SFAS 159 would have, if any.

Results of Operations

Year Ended March 31, 2007 Compared with Year Ended March 31, 2006

Net Sales

Net sales by channel and product family for fiscal years 2007 and 2006 were as follows (in thousands):

	2007	2006	Change %
Net sales by channel:
Retail	$1,844,395	$1,588,033	16%
OEM	222,174	208,682	6%

Total net sales	$2,066,569	$1,796,715	15%

Net sales by product family:
Retail – Cordless	$525,885	$448,358	17%
Retail – Corded	332,129	314,695	6%
Retail – Video	313,932	273,340	15%
Retail – Audio	404,069	334,496	21%
Retail – Gaming	145,784	136,944	6%
Retail – Remote Controls	91,739	57,227	60%
Retail – Other	30,857	22,973	34%
OEM	222,174	208,682	6%

Total net sales	$2,066,569	$1,796,715	15%

Logitech’s cordless and corded product families include our mice, trackballs, keyboards and desktops; video is comprised of PC webcams; audio includes multimedia speakers and headset products for the PC, and mobile entertainment and communication platforms; gaming includes console and PC peripherals; remote controls includes our advanced remote controls for home-entertainment systems; and other is comprised of our 3D input device offerings and Slim Devices wireless music systems.

Net sales in fiscal year 2007 increased significantly from the prior year due to continued growth in demand for the Company’s retail and OEM products. Retail sales growth was largely attributable to strong demand for desktops and keyboards, cordless mice, video, speakers and remote control products. OEM sales also returned to growth based on strong demand for embedded video. Approximately 55% of the Company’s sales were denominated in currencies other than the U.S. dollar in fiscal year 2007. Although the Euro continued to strengthen in fiscal year 2007, any potential benefit does not consider the impact that currency fluctuations had on our pricing strategy, resulting in lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. We believe that currency fluctuations did not have a material impact on our revenue growth in fiscal year 2007.

Retail Cordless.  Sales of the Company’s retail cordless products in fiscal year 2007 increased 17% compared with fiscal year 2006, while units sold increased 15%. The growth was led by sales of cordless mice, which increased 25% in dollars and 18% in units, based on the success of new launches such as the MXTM Revolution cordless laser mouse, the VX RevolutionTM cordless laser mouse for notebooks and the V450 laser cordless mouse for notebooks. Cordless desktop and keyboard sales grew 11% while units increased 12%, anchored by the new ultra-high-end diNovo EdgeTM keyboard.

Retail Corded.  Desktops and keyboards also boosted sales of corded products by 6% with units increasing 7% compared with the prior year. The Logitech Alto, our portable notebook stand with an integrated keyboard, made a significant contribution to the growth in the category. Sales of corded mice declined 1% while units increased 3%, primarily due to a decline in gaming mice sales.

Retail Video.  Retail video sales and units increased 15% compared with the prior year. Demand for webcams was strong in the first three quarters of the fiscal year, but faltered in the fourth quarter due to significantly slower market growth and loss in market share.

Retail Audio.  Retail audio sales increased 21% and units increased 20% compared with the prior year. The growth came primarily from speakers, with sales increasing 35% and units increasing 38%, reflecting strength in both PC speakers and digital music speakers, including our portable speakers for iPod and the X-540 and X-230 PC speakers. Sales of headsets increased 24% and units grew 27%.

Retail Gaming.  Sales in retail gaming grew 6% while units sold declined 11% compared with the prior year. Sales of PC gaming peripherals returned to growth, increasing 63% while units increased 24%. Demand was particularly strong for the G25 Racing Wheel and the G15 Gaming Keyboard. Sales of console peripherals decreased 38% in dollars and 36% in units, as consumers waited for the transition to Playstation 3 which occurred late in the fiscal year. Our peripherals for Playstation 3 were ready for the transition, resulting in an increase of 9% in console gaming sales in the fourth quarter.

Retail Remote Controls.  Sales increased 60% and units sold increased 67% compared with the prior year, due to growth in demand, particularly for the touch-screen Harmony 1000.

Retail Other.  Sales in the other retail category increased 34% compared with the prior year, primarily due to sales of Slim Devices products, which were acquired in fiscal year 2007. Other retail includes sales of 3D control devices and Slim Devices wireless music systems.

Retail Regional Performance.  Retail sales in the Americas region increased 18%, with strong performance in the cordless product line and in Harmony remote controls. European retail sales increased 16%, due to strong sales growth in audio, video and cordless products. In Asia Pacific, retail sales grew 6%, with the largest growth occurring in audio products. The growth in Asia Pacific was constrained by weakness in Japan, where we are implementing a management transition.

OEM.  OEM revenues increased 6% compared with fiscal year 2006 and represented 11% of total sales in fiscal year 2007, compared with 12% in the prior fiscal year. OEM units decreased 1%, reflecting a change in product mix from mice to video. The decline in OEM mice sales was more than offset by sales of embedded webcams and cordless desktops and keyboards.

Gross Profit

Gross profit for fiscal years 2007 and 2006 was as follows (in thousands):

	2007	2006	Change %
Net sales	$2,066,569	$1,796,715	15%
Cost of goods sold	1,357,044	1,222,605	11%

Gross profit	$709,525	$574,110	24%

Gross margin	34.3%	32.0%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and write-down of inventories.

The increase in gross profit and improvement in gross margin resulted from the net sales increase over the prior year combined with improved product margins and reductions in distribution costs. The relative mix of product categories was consistent with the prior year. Due to product innovation and cost improvements, margins on new products launched in fiscal year 2007 were generally higher than the products replaced. In addition, distribution costs increased at a rate less than one-half the rate of net sales increase, due to the Company’s successful supply chain improvements in fiscal year 2007.

Operating Expenses

Operating expenses for fiscal years 2007 and 2006 were as follows (in thousands):

	2007	2006	Change %
Marketing and selling	$272,264	$221,504	23%
% of net sales	13.2%	12.3%
Research and development	108,256	87,953	23%
% of net sales	5.2%	4.9%
General and administrative	98,143	65,742	49%
% of net sales	4.7%	3.7%

Total operating expenses	$478,663	$375,199	28%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Marketing and selling expense in fiscal year 2007 was higher than fiscal year 2006 primarily due to increased advertising and customer marketing programs to stimulate sales and higher personnel costs from headcount growth in support of increased retail business, including our continued expansion in Latin America,

Eastern Europe and China. Costs also increased due to product design and marketing expenses for new product launches. In addition, personnel costs included $7.2 million of share-based compensation cost resulting from the adoption of SFAS 123R on April 1, 2006. No share-based compensation expense was recognized in fiscal year 2006. Operating expenses also increased as a result of exchange rate changes on translation to the U.S. dollar financial statements, due to the weakening of the U.S. dollar relative to the Euro and Swiss franc.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

Headcount increases in product research and development related to the audio, video and remote control product lines were the primary contributor to the increase in research and development costs. Personnel costs also increased due to $3.2 million of share-based compensation cost resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized in fiscal year 2006. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense increased due to headcount additions to support business growth, costs incurred for Sarbanes-Oxley-related activity, increased costs associated with our implementation of Oracle 11i enterprise resource planning software, and increased occupancy costs related to infrastructure expansion. Personnel costs in fiscal year 2007 also include $7.1 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized in fiscal year 2006. The impact of exchange rates on translation to the Company’s U.S. dollar financial statements was not material.

Interest Income, Net

Interest income and expense for fiscal years 2007 and 2006 were as follows (in thousands):

	2007	2006	Change %
Interest income	$9,083	$5,512	65%
Interest expense	(350)	(1,921)	(82)%

Interest income, net	$8,733	$3,591	143%

Interest income increased over the prior year as a result of higher invested balances in cash and short-term investments, and higher returns earned on invested amounts. Interest expense was lower compared with fiscal year 2006 because of the conversion of the Company’s convertible bonds during the third quarter of fiscal year 2006.

Other Income, Net

Other income and expense for fiscal years 2007 and 2006 were as follows (in thousands):

	2007	2006	Change %
Foreign currency exchange gains, net	$6,190	$7,580	(18)%
Gain on sale of investments, net	9,048	560	1516%
Write-off of investments	—	(1,168)	(100)%
Other, net	724	380	(91)%

Other income, net	$15,962	$7,352	117%

The decrease in net foreign currency exchange gains for fiscal year 2007 resulted from fluctuations in exchange rates. The Company does not speculate in currency positions, but is alert to opportunities to maximize our foreign exchange gains. During fiscal year 2007, we sold our investment in Anoto Group AB and recognized a gain of $9.1 million. In fiscal year 2006, we recorded a gain on another investment and a $1.2 million impairment of our investment in A4Vision, Inc.

Provision for Income Taxes

The provision for income taxes and effective tax rate for fiscal years 2007 and 2006 were as follows (in thousands):

	2007	2006
Provision for income taxes	$25,709	$28,749
Effective income tax rate	10.1%	13.7%

The provision for income taxes consists of income and withholding taxes. The decrease in effective tax rate is primarily due to changes in the geographic mix of income, the effect of implementation of SFAS 123R and the tax benefits recognized from discrete events, including the reinstatement of a research and development tax credit in the United States.

Year Ended March 31, 2006 Compared with Year Ended March 31, 2005

Net Sales

Net sales by channel and product family for fiscal years 2006 and 2005 were as follows (in thousands):

	2006	2005	Change %
Net sales by channel:
Retail	$1,588,033	$1,294,404	23%
OEM	208,682	188,222	11%

Total net sales	$1,796,715	$1,482,626	21%

Net sales by product family:
Retail – Cordless	$448,358	$453,519	(1)%
Retail – Corded	314,695	296,346	6%
Retail – Video	273,340	201,626	36%
Retail – Audio	334,496	158,134	112%
Retail – Gaming	136,944	146,517	(7)%
Retail – Remote Controls	57,227	19,320	196%
Retail – Other	22,973	18,942	21%
OEM	208,682	188,222	11%

Total net sales	$1,796,715	$1,482,626	21%

Net sales in fiscal year 2006 increased from the prior year due to continued growth in demand for the Company’s retail and OEM products. Retail sales growth was largely attributable to strong demand for the audio product line and increased demand for video and remote control products. OEM sales also returned to growth due to increased demand for mice. Approximately 50% of the Company’s sales were denominated in currencies other than the U.S. dollar in fiscal year 2006. Any benefit from the strengthening of the Euro in fiscal year 2006 does not consider the impact that currency fluctuations had on our pricing strategy, which may lower or raise selling prices in one currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. We believe that currency fluctuations did not have a material impact on our revenue growth in fiscal year 2006.

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

Retail Gaming.  Sales in retail gaming declined 7% while units sold grew 21% compared with the prior year. Sales of console gaming peripherals were down 9%. Last year, the Company achieved significant sales and unit shipments from cordless controllers for the Playstation®2 and Xbox™ platforms and from console steering wheels, reflecting the popularity of a newly-launched racing game. In fiscal 2006, sales of console peripherals decreased due to the anticipated transition to new console platforms and, in particular for wheels, by the lack of popular new driving games. Units sold for console gaming peripherals grew 45%, driven by accessories for the Playstation Portable (“PSP”). The market demand for PC gaming products remained stagnant and, as a result, sales of PC gaming peripherals declined 3% with units sold decreasing 3%.

Retail Remote Controls.  Sales increased 196% compared with fiscal year 2005, which was our first year of sales for Harmony remotes.

Retail Other.  Sales in the other retail category increased 21% compared with the prior year. Retail other in fiscal years 2006 and 2005 primarily included the Company’s 3D control devices.

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

Operating Expenses

Operating expenses for fiscal years 2006 and 2005 were as follows (in thousands):

	2006	2005	Change %
Marketing and selling	$221,504	$200,350	11%
% of net sales	12.3%	13.5%
Research and development	87,953	73,900	19%
% of net sales	4.9%	5.0%
General and administrative	65,742	57,663	14%
% of net sales	3.7%	3.9%

Total operating expenses	$375,199	$331,913	13%

Marketing and Selling

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

Interest Income, Net

Interest income and expense for fiscal years 2006 and 2005 were as follows (in thousands):

	2006	2005	Change %
Interest income	$5,512	$3,771	46%
Interest expense	(1,921)	(3,630)	(47)%

Interest income, net	$3,591	$141	2447%

Interest income was higher compared with the prior year due to higher invested cash balances and higher returns earned on invested amounts. Interest expense decreased due to lower interest, including lower amortization of the accreted redemption premium, as a result of conversion of the convertible bonds during the third quarter of fiscal year 2006.

Other Income, Net

Other income and expense for fiscal years 2006 and 2005 were as follows (in thousands):

	2006	2005	Change %
Foreign currency exchange gains, net	$7,580	$3,522	115%
Gain on sale of investments	560	—	—
Write-off of investments	(1,168)	—	—
Other, net	380	269	(41)%

Other income, net	$7,352	$3,791	94%

The increase in net foreign currency exchange gains in fiscal year 2006 primarily resulted from a one-time gain of $3.1 million related to an exchange of the Company’s Euro currency for U.S. dollars. The Company does not speculate in currency positions, but is alert to opportunities to maximize its foreign exchange gains. The Company also impaired an investment and recorded a gain on the sale of another investment.

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

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At March 31, 2007, net working capital was $542.4 million, compared with $407.9 million at March 31, 2006. The increase in working capital was primarily due to a significant increase in cash flow from operations, partially offset by an increase in accrued liabilities.

Cash, cash equivalents and short-term investments totaled $410.8 million at March 31, 2007, an increase of $165.8 million from March 31, 2006. Operating activities provided $303.8 million in cash. We used $138.1 million to repurchase shares under the share buyback program and $47.2 million for capital expenditures, including investments for information system upgrades, manufacturing equipment and tooling costs. We also had net purchases of short-term investments of $214.6 million, and used $20.6 for an acquisition.

The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash and cash equivalents on hand and borrowings, as needed, under our credit facilities. We have lines of credit with several European and Asian banks totaling $126.2 million as of March 31, 2007. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from our banks, we believe these lines of credit will continue to be made available because of our long-standing relationships with these banks. As of March 31, 2007, $112.0 million was available under these facilities. There are no financial covenants under these lines of credit with which the Company must comply.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for fiscal years 2007, 2006 and 2005 (dollars in thousands):

	2007	2006	2005
Accounts receivable, net	$310,377	$289,849	$229,234
Inventories	$217,964	$196,864	$175,986
Working capital	$542,356	$407,923	$452,663
Days sales in accounts receivable (DSO) (1)	54 days	56 days	51 days
Inventory turnover (ITO) (2)	6.2x	6.4x	6.1x
Net cash provided by operating activities	$303,825	$152,217	$213,674

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

During fiscal year 2007, the Company’s operating activities generated net cash of $303.8 million compared with $152.2 million in the prior year. Higher accounts receivable and inventory balances reflected increased sales levels, but were more than offset by increased accounts payable and accrued liabilities balances. Accounts receivable increased 7% in fiscal year 2007 compared with the 15% increase in net sales. Combined with higher collections of accounts receivable, DSO improved by 2 days as of March 31, 2007 compared with 2006. The higher levels of accounts payable and accrued liabilities reflected more effective working capital management.

During fiscal year 2006, our operating activities generated net cash of $152.2 million compared with $213.7 million in the prior year. Stronger business results were offset by increased accounts receivable balances, resulting from significantly higher sales in fiscal year 2006 and an increase in DSO. Although partially offset by higher collections, accounts receivable increased to $289.8 million at March 31, 2006, compared with $229.2 million at March 31, 2005. In addition, we increased our inventory levels and purchases to respond to the sales increases in fiscal year 2006. At March 31, 2006, inventory was $196.9 million compared with $176.0 million at March 31, 2005. The increase was predominantly in finished goods, intended to ensure sufficient supply on hand to meet demand. Increased operating expenses also affected cash flow from operating activities in fiscal year 2006.

Cash Flow from Investing Activities

Cash flows from investing activities during fiscal years 2007, 2006 and 2005 were as follows (in thousands):

	2007	2006	2005
Purchases of property, plant and equipment	$(47,246)	$(54,102)	$(40,541)
Purchases of short-term investments	(416,475)	—	—
Sales of short-term investments	201,850	—	—
Sale of investment	12,874	—	—
Premiums paid on cash surrender value life insurance policies	(537)	(1,464)	—
Acquisitions and investments, net of cash acquired	(20,524)	860	(30,494)

Net cash used in investing activities	$(270,058)	$(54,706)	$(71,035)

During fiscal year 2007, we invested in $214.6 million of U.S. Government Guaranteed Student Loan Issues, which increased interest income with minimal additional principal risk. We sold our investment in Anoto Group, AB for $24.2 million, and received $12.9 million in fiscal year 2007 and $11.3 million in April 2007. We acquired Slim Devices Inc. in October 2006 for $20.4 million, net of $0.2 million cash acquired and including $0.6 million in transaction costs. We also invested participant deferrals of $0.5 million from the management deferred compensation plan in life insurance contracts.

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

The Company’s purchases of property, plant and equipment in fiscal year 2005 were primarily normal expenditures for tooling costs, machinery and equipment, and computer equipment and software. Capital expenditures also included the cost of information system upgrades and construction of a new factory in Suzhou, China. In connection with the acquisition of Intrigue Technologies in May 2004, the Company paid net cash of $29.8 million, acquiring all of Intrigue’s outstanding shares. Also, the Company made other equity investments of $0.6 million, primarily for funding in A4Vision, Inc., a privately held company from which Logitech licensed face tracking software used in its PC webcams.

Cash Flow from Financing Activities

The following tables present information on our cash flows from financing activities, including information on our share repurchases during fiscal years 2007, 2006 and 2005 (in thousands except per share amounts):

	2007	2006	2005
Borrowings (repayments) of short-term debt	$(2,181)	$5,235	$(4,073)
Repayments of long-term debt	—	(43)	(475)
Purchases of treasury shares	(138,095)	(241,352)	(134,525)
Proceeds from sale of shares upon exercise of options and purchase rights	44,706	49,206	45,985
Excess tax benefits from share-based compensation	13,076	—	—

Net cash used in financing activities	$(82,494)	$(186,954)	$(93,088)

	2007	2006	2005
Number of shares repurchased	5,610	12,276	11,100
Value of shares repurchased	$138,095	$241,352	$134,525
Average price per share	$24.62	$19.66	$12.12

During fiscal year 2007, we used $138.1 million for share repurchases of approximately 5.6 million shares pursuant to the Company’s buyback programs announced in June 2005 and May 2006. The buyback program announced in May 2006 authorizes the purchase of up to $250.0 million in Logitech shares. The buyback program announced in June 2005 authorized the purchase of up to CHF 300.0 million (approximately $235.0 million based on exchange rates at the date of announcement) in Logitech shares. Cash flow from financing activities included $44.7 million in proceeds from the sale of 5.2 million shares under the Company’s employee option and share purchase plans, and $13.1 million related to tax benefits recognized on the exercise of share-based payment awards. Short-term debt was reduced by $2.2 million.

Cash used in financing activities during fiscal year 2006 included share repurchases of 12.3 million shares, totaling $241.4 million pursuant to the Company’s buyback programs announced in April 2004 and June 2005. Proceeds also included $49.2 million from the sale of 7.1 million shares under the Company’s employee option and share purchase plans and $5.2 million from short-term borrowing in Japanese yen, to benefit from low interest rates and to offset exposures in yen-denominated assets. During fiscal year 2006, all of the Company’s convertible bonds were converted into a total of 10,897,386 Logitech registered shares through delivery of treasury shares which had no cash impact on financing activities.

Cash used in financing activities during fiscal year 2005 included share repurchases of 11.1 million shares, totaling $134.5 million pursuant to the Company’s buyback program announced in April 2004. Debt repayments totaling $4.5 million primarily related to the Swiss mortgage loan that matured in April 2004. Proceeds totaling $46.0 million were realized from the sales of shares pursuant to the Company’s employee option and share purchase plans.

Cash Outlook

Our working capital requirements and capital expenditures may increase to support future expansion of Logitech operations. Future acquisitions or expansion of our operations may be significant and may require the use of cash.

In May 2006, we announced the approval by our board of directors of a new share buyback program authorizing the repurchase of up to $250 million of our shares. The program expires at the Company’s 2009 Annual General Meeting at the latest. Under this program, we repurchased 2.7 million shares for $76.6 million during the year ended March 31, 2007. The approved amount remaining under this program at March 31, 2007 is $173.4 million. We plan to continue repurchasing shares in fiscal year 2007 under this program.

In June 2005, we announced the approval by our board of directors of a buyback program of up to CHF 300.0 million (approximately $235.0 million based on exchange rates at the date of announcement). Under this program, which was completed in the quarter ended December 31, 2006, we repurchased 2.9 million shares for $61.5 million in fiscal year 2007, and a total of 11.3 million shares for $236.1 million.

Also in fiscal year 2008, the Company plans to continue investing in leasehold improvements, tooling and other manufacturing and operating infrastructure.

In October 2006, we acquired Slim Devices, Inc. (“Slim Devices”), a privately held company specializing in network-based audio systems for digital music. Under the terms of the purchase agreement, we acquired all of the outstanding shares of Slim Devices for $20.6 million in cash, plus a possible performance-based payment, payable in the first calendar quarter of 2010. The performance-based payment is based on net revenues from the sale of products and services in calendar year 2009 derived from Slim Devices’ technology. No payment is due if the applicable net revenues total $40 million or less. The maximum performance-based payment is $89.5 million. The total performance-based payment amount, if any, will be recorded in goodwill and will not be known until the end of calendar year 2009.

In May 2004, we acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels. Based on the net sales of remote controls for fiscal year 2007, the Company will be obligated to make a deferred payment of at least $33.7 million. The total deferred payment amount could be higher, and will not be known until the end of the revenue measurement period. The total deferred payment will be paid by December 31, 2007. As of March 31, 2007, a deferred payment of $33.7 million has been recorded as an adjustment to goodwill.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

As of March 31, 2007, the Company’s outstanding contractual obligations and commitments included: (i) amounts drawn on our credit lines, (ii) equipment financed under capital leases, (iii) facilities leased under operating lease commitments, and (iv) purchase commitments and obligations. The following summarizes our contractual obligations and commitments at March 31, 2007 (in thousands):

		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lines of credit	$11,900	$11,900	$—	$—	$—
Capital leases	4	4	—	—	—
Operating leases	62,878	12,060	20,422	15,159	15,237
Deferred payment on Intrigue Technologies, Inc. acquisition	33,685	33,685	—	—	—
Purchase commitments – inventory	124,144	124,144	—	—	—
Purchase obligations – capital expenditures	21,432	21,432	—	—	—
Purchase obligations – operating expenses	28,286	28,286	—	—	—

Total contractual obligations and commitments	$282,329	$231,511	$20,422	$15,159	$15,237

For additional information on the Company’s outstanding debt obligations, see Note 10 – Financing Arrangements in the Notes to Consolidated Financial Statements.

Lines of Credit

The Company’s line of credit is denominated in Japanese yen and is due on demand.

Operating and Capital Leases

The remaining terms on our non-cancelable operating leases expire in various years through 2015. We had minimal commitments on capital leases as of March 31, 2007.

Purchase Commitments – Inventory

We had fixed purchase commitments for inventory of $124.1 million as of March 31, 2007. Inventory purchase commitments are made in the normal course of business and are to original design manufacturers, contract manufacturers and other suppliers. Although open purchase commitments are considered enforceable and legally binding, the terms generally allow us the option to reschedule and adjust our requirements based on business needs prior to the delivery of the purchases. The purchase commitments for inventory are expected to be fulfilled within the fiscal quarter ending June 30, 2007.

Purchase Obligations

Purchase obligations represent an estimate of all open purchase orders and contractual obligations for capital and other expenditures, for which the goods or services are not yet received. We had purchase obligations for manufacturing equipment, tooling and leasehold improvements of $21.4 million as of March 31, 2007. We also had other commitments of $28.3 million for consulting, information technology services, marketing arrangements and advertising. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust our requirements based on business needs prior to delivery of goods or performance of services.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly varies. At March 31, 2007, the amount of these outstanding guaranteed purchase obligations was approximately $3.1 million. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property rights and safety defects, subject to certain restrictions. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions as of March 31, 2007. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these indemnification arrangements.

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

C.    Board Practices

Information concerning Logitech’s board practices appears in Section 3 “The Board of Directors” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

D.    Employees

The number of people employed worldwide by Logitech was as follows:

	As of March 31,
Category	2007	2006	2005
Research and development	853	807	645
Manufacturing and distribution	5,071	5,081	5,108
Marketing, sales and support	769	678	639
Administrative	738	642	506

Total	7,431	7,208	6,898

Of the total number of employees as of March 31, 2007, 1,181 were in North America, 679 were in Europe and 5,571 were in Asia. None of Logitech’s U.S. employees are represented by a labor union or are subject to a collective bargaining agreement. Certain foreign countries, such as China, provide by law for employee rights, which include requirements similar to collective bargaining agreements. We believe that our employee relations are good.

E.	Share Ownership

Share and option ownership of Logitech’s Directors and Executive Officers appears in Section 5.5 “Share Ownership of Directors and Executive Officers” and Section 5.6 “Option Ownership of Directors and Executive Officers” in Exhibit 15.1 to the Form 20-F and is incorporated herein by reference.

Information concerning Logitech’s employee share-based compensation arrangements including stock option plans and employee share purchase plans is disclosed in Note 4 – ”Share-Based Compensation” of the Notes to Consolidated Financial Statements included in Item 18 “Financial Statements.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain beneficial ownership information as of March 31, 2007 of each shareholder known by Logitech to beneficially own 5% or more of the Company’s shares. Logitech does not believe it is directly or indirectly owned or controlled by any corporation or by any foreign government. The voting rights of Logitech shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. The Company is unaware of any arrangement that might result in a change in its control.

Name of Beneficial Owner	Shares Beneficially Owned (1)	Percentage (2)
Daniel Borel	11,000,000	5.7%

(1)	Beneficial ownership is determined in accordance with rules of the SEC that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. The beneficial owner has furnished this information. The person named in the table has sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Shares subject to options that are currently exercisable or exercisable within 60 days after March 31, 2007 are deemed to be issued and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as issued for the purpose of computing the percentage ownership of any other person.
(2)	Percentage ownership is calculated based on 191,606,620 shares issued as of March 31, 2007.

On May 4, 2007, we announced in the Swiss Official Gazette of Commerce that Logitech’s ownership of its own shares in treasury had exceeded 5% of total shares issued. As of May 10, 2007, we held approximately 5.2% of total shares issued.

B.    Related Party Transactions

In connection with our investment in the Anoto Group AB, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish high technology company from which Logitech licenses digital pen technology. During fiscal year 2007, the Company sold its investment in Anoto. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology. During fiscal years 2007, 2006 and 2005 expenses incurred for license fees to Anoto were $0.3 million, $0.5 million and $0.7 million.

Also, in connection with the Company’s investment in A4Vision, Inc. a Logitech executive was appointed to the A4Vision board of directors until March 2007, when A4vision was acquired. A4Vision was a privately held company from which Logitech licensed face tracking software. The license agreement required Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software. We did not pay any license fees to A4Vision during fiscal year 2007. During fiscal year 2006, expenses incurred for license fees to A4Vision were immaterial. Expenses incurred for license fees to A4Vision amounted to $0.2 million in fiscal year 2005.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Please refer to Item 18 “Financial Statements” and pages F-1 through F-30 of our Consolidated Financial Statements. In addition, for more information regarding our results of operations, please refer to Item 5 “Operating and Financial Review and Prospects.”

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

Dividends

Under Swiss law, a corporation pays dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation’s board of directors. Logitech has not paid dividends since 1996 in order to retain earnings for use in the operation and expansion of the business and, in more recent years, to repurchase its shares.

B.     Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.    Offer and Listing Details

Stock Price Information

Shares

Logitech’s shares are listed and traded on both the SWX Swiss Exchange, where the share price is denominated in Swiss francs, and on the Nasdaq Global Select Market, where the share price is denominated in U.S. dollars.

SWX Swiss Exchange

The following table sets forth certain historical share price information for the Company’s shares traded on the SWX Swiss Exchange. The information presented is based on (i) the high and low closing sales prices quoted in Swiss francs for the shares on the SWX Swiss Exchange, and (ii) the U.S. dollar equivalent based on the noon buying rate on the trading day of the month in which the high or low closing sales price occurred. The noon buying rate is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York. Share prices have been adjusted to reflect two-for-one share splits in June 2005 and July 2006.

	Price per Registered Share on the Swiss Exchange
	High	Low	High	Low
	CHF	CHF	$	$
Annual Highs and Lows:
Fiscal 2003	20.82	7.88	13.15	5.25
Fiscal 2004	16.00	9.62	12.94	7.07
Fiscal 2005	19.23	13.19	16.06	10.74
Fiscal 2006	32.50	17.10	25.28	14.37
Fiscal 2007	37.50	21.15	30.04	16.88

Quarterly Highs and Lows:
Fiscal 2006:
First quarter	20.93	17.10	16.36	14.37
Second quarter	26.18	20.60	20.31	15.80
Third quarter	31.50	23.88	23.87	18.45
Fourth quarter	32.50	25.45	25.28	19.74
Fiscal 2007:
First quarter	27.10	22.50	21.25	18.67
Second quarter	27.75	21.15	22.29	16.88
Third quarter	36.85	26.30	30.83	21.12
Fourth quarter	37.50	30.55	30.04	25.17

Monthly Highs and Lows (over the most recent six month period):
October 2006	33.20	26.30	26.57	21.12
November 2006	36.00	32.70	28.88	26.24
December 2006	36.85	34.35	30.83	28.55
January 2007	37.50	34.10	30.04	27.21
February 2007	36.50	31.95	29.24	26.21
March 2007	34.05	30.55	28.04	25.17

Nasdaq Global Select Market

The following table sets forth certain historical share price information for the Company’s shares traded on the Nasdaq Global Select Market. Prior to October 2006, Logitech’s American Depositary Shares (“ADSs”) traded on the Nasdaq Global Select Market, with each ADS representing one registered share. In October 2006, we exchanged Logitech shares for ADSs on a one-for-one basis, so that the same Logitech shares trade on the Nasdaq Global Select Market as on the SWX Swiss Exchange. The information presented below is based on the high and low closing sales prices quoted in U.S. dollars for Logitech shares or ADSs on the Nasdaq Global Select Market. Share prices have been adjusted to reflect two-for-one splits in June 2005 and July 2006.

	Price per share on Nasdaq
	High	Low
	$	$
Annual Highs and Lows:
Fiscal 2003	13.32	5.47
Fiscal 2004	12.83	6.99
Fiscal 2005	16.48	10.50
Fiscal 2006	25.66	14.28
Fiscal 2007	30.56	17.17

Quarterly Highs and Lows:
Fiscal 2006:
First quarter	16.44	14.28
Second quarter	20.38	16.20
Third quarter	24.24	18.55
Fourth quarter	25.66	19.61
Fiscal 2007:
First quarter	22.00	18.62
Second quarter	22.51	17.17
Third quarter	30.56	21.26
Fourth quarter	29.40	25.53

Monthly Highs and Lows (over the most recent six month period):
October 2006	26.50	21.26
November 2006	29.56	26.15
December 2006	30.56	28.07
January 2007	29.40	27.35
February 2007	29.37	25.94
March 2007	28.37	25.53

B.    Plan of Distribution

Not applicable.

C.    Markets

Logitech Shares

Since 1988 Logitech’s shares have traded on the SWX Swiss Exchange. Prior to October 2006, Logitech’s American Depositary Shares (“ADSs”) traded on the Nasdaq Global Select Market, with each ADS representing one registered share. In October 2006, we exchanged Logitech shares for our ADSs on a one-for-one basis, so that the same Logitech shares trade on the Nasdaq Global Select Market as on the SWX Swiss Exchange. The trading symbol for Logitech shares is LOGI on Nasdaq and LOGN on SWX. As of March 31, 2007, there were 191,606,620 shares issued (including 9,363,639 shares held as treasury stock) held by 11,787 holders of record.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Incorporation

Set forth below is certain information and references to information concerning Logitech’s share capital, material provisions of applicable Swiss law and the Company’s Articles of Incorporation and Organizational Regulations (bylaws). Logitech incorporates by reference an English translation of the Company’s Articles of Incorporation as set forth in Exhibit 1.1 to its Report on Form 6-K filed with the SEC on August 4, 2006 and its Organizational Regulations, as amended and set forth in Exhibit 15.1 to the Company’s Report on Form 6-K filed with the SEC on November 3, 2006. The information below and information incorporated by reference are a summary which does not purport to be complete and are qualified in their entirety by reference to the Articles of Incorporation, the Organizational Regulations, and Swiss law.

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

There are no legislative or other legal provisions currently in effect in Switzerland or arising under Logitech’s Articles of Incorporation restricting the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of Logitech securities. Cash dividends payable in Swiss francs on shares may be officially transferred from Switzerland and converted into any other convertible currency. There are no limitations imposed by Swiss laws or Logitech’s Articles of Incorporation on the right of non-Swiss residents to hold or vote Logitech shares.

E.	Taxation

The following is a summary of certain Swiss tax matters that may be relevant with respect to the acquisition, ownership and disposition of shares.

This summary addresses laws in Switzerland currently in effect, as well as the 1997 Convention (entered into force on December 1997) between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “Treaty”), both of which are subject to change (or changes in interpretation), possibly with retroactive effect.

For purposes of the Treaty and the Internal Revenue Code of 1986, as amended (the “Code”), the Swiss tax consequences discussed below also generally apply to United States shareholders.

Swiss Taxation

Gain on Sale

Under Swiss law, a holder of shares who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and (iii) is not subject to taxation by Switzerland for any other reason, will be exempted from any Swiss federal, cantonal or municipal income or other tax on gains realized during the year on the sale of shares.

Stamp, Issue and Other Taxes

Switzerland generally does not impose stamp, registration or similar taxes on the sale of shares by a holder thereof unless such sale or transfer occurs through or with a Swiss securities dealer (as defined in the Swiss Stamp Duty Law).

Withholding Tax

Under Swiss law, any dividends paid in respect of shares will be subject to the Swiss Anticipatory Tax at the rate of 35%, and the Company will be required to withhold tax at this rate from any dividends paid to a holder of registered shares. Such dividend payments may qualify for refund of the Swiss Anticipatory Tax by reason of the provisions of a double tax treaty between Switzerland and the country of residence or incorporation of a holder, and in such cases such holder will be entitled to claim a refund of all or a portion of such tax in accordance with such treaty.

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

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, Chinese yuan renminbi (“CNY”), British pound sterling, Taiwanese dollar, Mexican peso, Japanese yen and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets or liabilities denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive income in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the functional currency, where the net exposure is greater than $0.5 million at March 31, 2007. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared with the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Chinese yuan renminbi	$77,302	$(7,027)	$8,589
U.S. dollar	Swedish kroner	10,283	(935)	1,143
U.S. dollar	Mexican peso	4,432	(403)	492
U.S. dollar	Japanese yen	840	(76)	93
U.S. dollar	Euro	(575)	52	(64)
U.S. dollar	Taiwanese dollar	(10,113)	919	(1,124)
Euro	British pound sterling	20,132	(1,830)	2,237
Euro	Russian rouble	2,726	(248)	303
Euro	Norwegian Kroner	(632)	57	(70)

		$104,395	$(9,491)	$11,599

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in CNY. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against any potential significant appreciation of the CNY, the Company transferred a portion of its cash investments to CNY accounts. At March 31, 2007, net assets held in CNY totaled $77.3 million. The Company continues to evaluate the level of net assets held in CNY relative to component and raw material purchases and interest rates on cash equivalents.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. As of March 31, 2007, the notional amount of forward foreign exchange contracts outstanding for forecasted inventory exposures was $38.5 million. These forward contracts generally mature within three months. Deferred realized gains totaled $0.3 million at March 31, 2007 and are expected to be reclassified to cost of goods sold when the related inventory is sold.

The Company also enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. The foreign exchange forward contracts are entered into on a monthly basis and generally mature within one to three months. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. The notional amounts of foreign exchange forward contracts outstanding at March 31, 2007 were $9.0 million. The notional amounts of foreign exchange swap contracts outstanding at March 31, 2007 were $11.5 million. Unrealized net losses on the contracts were immaterial at March 31, 2007.

If the U.S. dollar had appreciated by 10% compared with the hedged foreign currency, an unrealized gain of $4.1 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% compared with the hedged foreign currency, a $3.7 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and short-term investments and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the March 31, 2007 and March 31, 2006 period end rates would not have a material effect on the Company’s results of operations or cash flows.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On June 30, 2005, a two-for-one stock split was effected.

On July 14, 2006, a two-for-one stock split was effected.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Logitech’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures are effective.

Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls are also designed to reasonably assure that this information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control over Financial Reporting

Logitech’s management, with oversight by the Board of Directors, is responsible for establishing and maintaining adequate internal control over financial reporting. Logitech’s internal control system was designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles in the United States.

Logitech’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2007. In making this assessment, management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2007.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)	Attestation Report of the Registered Public Accounting Firm

Our management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been audited by PricewaterhouseCoopers SA, Switzerland, an independent registered public accounting firm, as stated in their report, which is included under Item 18 “Financial Statements” on page F-2.

(d)	Changes in Internal Control over Financial Reporting

During the second quarter of fiscal 2007, the Company completed the implementation of an upgrade to its enterprise resource planning (“ERP”) software. Implementation of an ERP software upgrade is a material change in the Company’s internal control over financial reporting. Pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications, and closing process were properly designed and tested for effectiveness to prevent material financial statement errors. There have been no other changes in the Company’s internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Board of Directors consists of three non-employee directors, Mr. Gary Bengier, Mr. Kee-Lock Chua, and Ms. Monika Ribar, each of whom meets the independence requirements of the Nasdaq Global Select Market listing standards and the rules and regulations of the U.S. Securities and Exchange Commission. The Board affirmatively determined that Mr. Bengier and Ms. Ribar are audit committee financial experts. Refer also to the information in Exhibit 15.1 under Section 3.5 “The Functioning of the Board of Directors – Audit Committee.”

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

Any amendments or waivers of the code of ethics for members of the Company’s board of directors or executive officers will be disclosed in the investor relations section of the Company’s Web site within five business days following the date of the amendment or waiver and will also be disclosed either on a Form 6-K or the Company’s next Form 20-F filing. During fiscal year 2007, no waivers or amendments were made to the code of ethics for any Director or Executive Officer.

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

The following table sets forth certain information related to purchases made by Logitech of its equity securities (in thousands, except share and per share amounts):

Period	Total Number of Shares Purchased as Part of Publicly Announced Programs	Average Price Paid Per Share		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs
		in CHF	in USD
April 2006	60,000	CHF 27.67	$21.19	$59,114
May 2006	500,000	CHF 25.30	$20.19	49,021
June 2006	660,000	CHF 24.30	$19.95	35,856
July 2006	—	—	$—	35,856
August 2006	650,000	CHF 25.20	$20.24	22,701
September 2006	540,000	CHF 26.46	$21.36	11,167
October 2006	150,000	CHF 31.56	$25.16	7,393
November 2006	748,900	CHF 33.95	$27.06	238,224
December 2006	420,700	CHF 35.32	$29.19	225,945
January 2007	150,000	CHF 35.55	$29.14	221,574
February 2007	950,000	CHF 35.87	$28.60	194,407
March 2007	780,000	CHF 33.36	$26.94	173,390

Total	5,609,600	CHF 30.57	$24.62

In fiscal year 2007, the Company repurchased shares pursuant to the Company’s buyback program announced in June 2005, authorizing the purchase of up to CHF 300 million of shares (approximately $235 million based on exchange rates at the date of announcement). The Company completed this share buyback program in November 2006 and initiated purchases under an additional share buyback program announced in May 2006. The Company is authorized to purchase up to $250 million under this program, which is in effect until the 2009 Annual General Meeting. All share repurchases by the Company during fiscal year 2007 were made pursuant to one of the foregoing plans.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibits

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.
1.1	Articles of Incorporation of Logitech International S.A. as amended.	6-K	0-29174	08/04/06	1.1

1.2	Organizational Regulations of Logitech International S.A. as amended.	6-K	0-29174	11/03/06	15.1

4.1	1996 Stock Plan, as amended.	S-8	333-100854	05/27/03	4.2

4.2	Logitech International S.A. 2006 Stock Incentive Plan (including related forms of agreements)	S-8	333-140429	02/02/07	4.2

4.3	1996 Employee Share Purchase Plan (U.S.)	S-8 POS	333-100854	02/02/07	4.3

4.4	2006 Employee Share Purchase Plan (Non-U.S.)	S-8 POS	333-100854	02/02/07	4.4

4.5	Form of Director and Officer Indemnification Agreement with Logitech International S.A.	20-F	0-29174	05/21/03	4.1

4.6	Form of Director and Officer Indemnification Agreement with Logitech Inc.	20-F	0-29174	05/21/03	4.2

8.1	List of subsidiaries of Logitech International S.A.					X

12.1	Consent of Independent Registered Public Accounting Firm					X

15.1	Report on Corporate Governance prepared under the rules of the SWX Swiss Exchange.					X

15.2	Charter for the Audit Committee of the Board of Directors of Logitech International S.A. (as amended October 12, 2004)	6-K	0-29174	02/04/05	15.1

31.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.					X

31.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.					X

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*					X

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.

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
Guerrino De Luca President and Chief Executive Officer

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer, and U.S. Representative

May 25, 2007

LOGITECH INTERNATIONAL S.A.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE GENERAL MEETING OF

LOGITECH INTERNATIONAL S.A.,

APPLES, SWITZERLAND

To the Shareholders of Logitech International S.A.:

We have completed an integrated audit of Logitech International S.A.’s March 31, 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and audits of its March 31, 2006 and March 31, 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with Swiss Auditing Standards. Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing on F-1 present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 2007 and March 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law. In addition, in our opinion, the financial statement schedule on S-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We recommend that the consolidated financial statements submitted to you be approved.

As discussed in Note 4 and Note 13 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment as of April 1, 2006 and Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans as of March 31, 2007.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b) in this Form 20-F, that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management, with the oversight of the Board of Directors, is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers SA

/s/ F. Roth	/s/ F. Rast
F. Roth	F. Rast
Auditor in charge

Lausanne, May 24, 2007

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year ended March 31,
	2007	2006	2005
Net sales	$2,066,569	$1,796,715	$1,482,626
Cost of goods sold	1,357,044	1,222,605	979,039

Gross profit	709,525	574,110	503,587
Operating expenses:
Marketing and selling	272,264	221,504	200,350
Research and development	108,256	87,953	73,900
General and administrative	98,143	65,742	57,663

Total operating expenses	478,663	375,199	331,913
Operating income	230,862	198,911	171,674
Interest income, net	8,733	3,591	141
Other income, net	15,962	7,352	3,791

Income before income taxes	255,557	209,854	175,606
Provision for income taxes	25,709	28,749	26,340

Net income (1)	$229,848	$181,105	$149,266

Net income per share:
Basic	$1.26	$1.00	$.84
Diluted	$1.20	$.92	$.77
Shares used to compute net income per share:
Basic	182,635	181,361	177,008
Diluted	190,991	198,769	198,250

(1)	Net income for fiscal year 2007 includes share-based compensation expense under SFAS 123R of $14.9 million, net of tax benefit, related to employee stock options and employee stock purchases. The consolidated statements of income for fiscal years 2006 and 2005 do not include the effect of share-based compensation expense, because the Company implemented SFAS 123R using the modified prospective transition method effective April 1, 2006. See Notes 2 and 4 to the consolidated financial statements for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	March 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$196,197	$245,014
Short-term investments	214,625	—
Accounts receivable	310,377	289,849
Inventories	217,964	196,864
Other current assets	68,257	34,479

Total current assets	1,007,420	766,206
Investments	14	36,414
Property, plant and equipment	87,054	74,810
Goodwill	179,991	135,396
Other intangible assets	18,920	11,175
Other assets	34,064	33,063

Total assets	$1,327,463	$1,057,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$11,856	$14,071
Accounts payable	218,129	181,290
Accrued liabilities	235,080	162,922

Total current liabilities	465,065	358,283
Long-term debt	—	4
Other liabilities	17,874	13,601

Total liabilities	482,939	371,888

Commitments and contingencies

Shareholders’ equity:
Shares, par value CHF 0.25 – 231,606,620 authorized, 71,561,860 conditionally authorized, 191,606,620 issued at March 31, 2007 and 2006	33,370	33,370
Additional paid-in capital	72,779	100,339
Less shares in treasury, at cost, 9,363,639 at March 31, 2007 and 8,955,226 at March 31, 2006	(217,073)	(186,080)
Retained earnings	995,606	765,758
Accumulated other comprehensive loss	(40,158)	(28,211)

Total shareholders’ equity	844,524	685,176

Total liabilities and shareholders’ equity	$1,327,463	$1,057,064

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended March 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$229,848	$181,105	$149,266
Non-cash items included in net income:
Depreciation	35,239	29,880	26,041
Amortization of other intangible assets	4,876	4,641	6,320
Share-based compensation expense related to options and purchase rights	19,464	—	—
Write-off of investments	—	1,168	—
Gain on sale of investment	(8,980)	(560)	—
Gain on cash surrender value of life insurance policies	(1,006)	(1,523)	—
In-process research and development	1,000	—	—
Loss on disposal of fixed assets	516	1,169	111
Excess tax benefits from share-based compensation	(13,076)	—	—
Deferred income taxes and other	(9,691)	(4,870)	(3,698)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(9,917)	(66,651)	(14,140)
Inventories	(11,478)	(25,425)	(35,276)
Other assets	(8,637)	(5,416)	8,675
Accounts payable	33,890	5,162	30,373
Accrued liabilities	41,777	33,537	46,002

Net cash provided by operating activities	303,825	152,217	213,674

Cash flows from investing activities:
Purchases of property, plant and equipment	(47,246)	(54,102)	(40,541)
Purchases of short-term investments	(416,475)	—	—
Sales of short-term investments	201,850	—	—
Sale of investment	12,874	—	—
Premiums paid on cash surrender value life insurance policies	(537)	(1,464)	—
Acquisitions and investments, net of cash acquired	(20,524)	860	(30,494)

Net cash used in investing activities	(270,058)	(54,706)	(71,035)

Cash flows from financing activities:
Borrowings (repayments) of short-term debt	(2,181)	5,235	(4,073)
Repayments of long-term debt	—	(43)	(475)
Purchases of treasury shares	(138,095)	(241,352)	(134,525)
Proceeds from sale of shares upon exercise of options and purchase rights	44,706	49,206	45,985
Excess tax benefits from share-based compensation	13,076	—	—

Net cash used in financing activities	(82,494)	(186,954)	(93,088)

Effect of exchange rate changes on cash and cash equivalents	(90)	(6,820)	(3,027)

Net increase (decrease) in cash and cash equivalents	(48,817)	(96,263)	46,524
Cash and cash equivalents at beginning of period	245,014	341,277	294,753

Cash and cash equivalents at end of period	$196,197	$245,014	$341,277

Supplemental cash flow information:
Interest paid	$178	$1,582	$1,560
Income taxes paid	$10,165	$6,456	$6,588
Non-cash financing activities:
Conversion of convertible debt to registered shares	$—	$138,674	$—

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount		Shares	Amount
March 31, 2004	191,606	$33,370	$132,797	11,606	$(102,397)	$435,387	$(42,077)	457,080
Net income	—	—	—	—	—	149,266	—	149,266
Cumulative translation adjustment	—	—	—	—	—	—	(2,522)	(2,522)
Deferred realized hedging gains	—	—	—	—	—	—	708	708

Total comprehensive income								147,452

Tax benefit from exercise of stock options	—	—	10,157	—	—	—	—	10,157
Purchase of treasury shares	—	—	—	11,100	(134,525)	—	—	(134,525)
Sale of shares upon exercise of options and purchase rights	—	—	(17,209)	(8,064)	63,194	—	—	45,985

March 31, 2005	191,606	$33,370	$125,745	14,642	$(173,728)	$584,653	$(43,891)	$526,149

Net income	—	—	—	—	—	181,105	—	181,105
Cumulative translation adjustment	—	—	—	—	—	—	(3,314)	(3,314)
Change in unrealized gain on investment, net of tax of $1,659	—	—	—	—	—	—	19,611	19,611
Deferred realized hedging loss	—	—	—	—	—	—	(617)	(617)

Total comprehensive income								196,785

Tax benefit from exercise of stock options	—	—	15,714	—	—	—	—	15,714
Purchase of treasury shares	—	—	—	12,276	(241,352)	—	—	(241,352)
Sale of shares upon exercise of options and purchase rights	—	—	(46,716)	(7,066)	95,922	—	—	49,206
Conversion of convertible debt	—	—	5,596	(10,897)	133,078	—	—	138,674

March 31, 2006	191,606	$33,370	$100,339	8,955	$(186,080)	$765,758	$(28,211)	$685,176

Net income		—	—	—	—	229,848	—	229,848
Cumulative translation adjustment	—	—	—	—	—	—	9,695	9,695
Change in unrealized gain on investment, net of tax of $601	—	—	—	—	—	—	(10,211)	(10,211)
Reclassification adjustment for net realized gains on investment, net of tax of $1,058	—	—	—	—	—	—	(9,400)	(9,400)
Deferred realized hedging loss	—	—	—	—	—	—	697	697

Total comprehensive income								220,629

Adoption of SFAS 158, net of tax of $859	—	—	—	—	—	—	(2,728)	(2,728)
Tax benefit from exercise of stock options	—	—	14,668	—	—	—	—	14,668
Purchase of treasury shares	—	—	—	5,610	(138,095)	—	—	(138,095)
Sale of shares upon exercise of options and purchase rights	—	—	(62,396)	(5,201)	107,102	—	—	44,706
Share-based compensation expense related to employee stock options and stock purchase plan	—	—	20,168	—	—	—	—	20,168

March 31, 2007	191,606	$33,370	$72,779	9,364	$(217,073)	$995,606	$(40,158)	$844,524

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company

Logitech International S.A. is a world leader in personal peripherals for personal computers and other digital platforms, developing and marketing innovative products in PC navigation, Internet communications, digital music, home-entertainment control, interactive gaming and wireless devices. For the PC, the Company’s products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets, webcams and 3D control devices. For digital music devices, the Company’s products include speakers and headphones. For gaming consoles, the Company offers a range of controllers and other accessories. In addition, Logitech offers wireless music solutions for the home and advanced remote controls for home entertainment systems. The Company generates revenues from sales of its products to a worldwide network of retail distributors and resellers and to original equipment manufacturers (“OEMs”). The Company’s sales to its retail channels comprise the large majority of its revenues.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq Global Select Market. In October 2006, the Company terminated its ADS program, exchanged its Nasdaq-listed ADSs for Logitech shares, and continued its Nasdaq listing, as a result of which Logitech shares trade on both the Nasdaq Global Select Market and the SWX Swiss Exchange. The trading symbol for Logitech shares is LOGI on Nasdaq and LOGN on SWX. The exchange of the Nasdaq-listed ADSs for Logitech shares was a one-for-one exchange and had no impact on financial statement or per share amounts. The Company’s registered office is located in Apples, Switzerland. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and comply with Swiss law. In the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Certain prior year financial statement amounts have been reclassified to conform to the current year presentation with no impact on previously reported net income.

Fiscal Year

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of current events and actions that may impact the Company in the future, actual results could differ from those estimates.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currencies

The functional currency of the Company’s operations is primarily the U.S. dollar. To a lesser extent, certain operations use the Euro, Swiss franc and Japanese yen as their functional currencies. The financial statements of the Company’s subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and monthly average rates for revenues and expenses. Cumulative translation gains and losses are included as a component of shareholders’ equity in accumulated other comprehensive loss. Gains and losses arising from transactions denominated in currencies other than a subsidiary’s functional currency are reported in other income, net in the statement of income.

Revenue Recognition

Revenues are recognized when all of the following criteria are met:

•	evidence of an arrangement exists between the Company and the customer;

•	delivery has occurred and title and risk of loss transfer to the customer;

•	the price of the product is fixed or determinable; and

•	collectibility of the receivable is reasonably assured.

Revenues from sales to distributors and authorized resellers are recognized net of estimated product returns and expected payments for cooperative marketing arrangements, customer incentive programs and price protection. Significant management judgments and estimates must be used to determine the cost of these programs in any accounting period.

The Company grants limited rights to return product, and return rights vary by customer. Estimates of expected future product returns are recognized as a reduction of revenue at the time of sale, based on analyses of historical trends by customer and by product, distributor and retailer inventory levels, and other factors.

Cooperative marketing arrangements include contractual customer marketing and sales incentive programs. Under the customer marketing programs, the Company generally offers customers an allowance for marketing activities equal to a negotiated percentage of sales. Other sales incentive programs include various fixed discount and rebate programs. The costs of cooperative marketing arrangements are recognized as a reduction of the sale price at the time of sale and are estimated based on the negotiated fixed percentage of the customer’s purchases in the period the Company recognizes revenue. Accruals for sales incentive programs are recorded at the time of sale based on negotiated terms, historical experience and inventory levels in the channel.

Customer incentive programs include volume and consumer rebates. Volume rebates are related to purchase volumes or sales of specific products by distributors to specified retailers. Consumer rebates are offered from time to time at the Company’s discretion directly to end-users. Contractual volume rebates to distribution or retail customers are recognized as a reduction of the sale price at the time of shipment, and are estimated based on the negotiated terms and the Company’s historical experience. The costs of consumer rebates are recorded at the time the incentive is offered and are estimated based on historical experience and the specific terms and conditions of the incentive.

The Company has contractual agreements with certain of its customers that contain terms allowing price protection credits to be issued for customers’ on-hand or in transit new inventory if the Company, in its sole discretion, lowers the price of the product. The estimated costs of price protection programs are recorded as a reduction of revenue at the time of sale based on planned price reductions, units held by qualifying customers and historical trends by customer and by product.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company regularly evaluates the adequacy of its accruals for product returns, cooperative marketing arrangements, customer incentive programs and price protection. When the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, the Company recognizes adjustments to recorded costs in the period of change. If, at any future time, the Company becomes unable to reasonably estimate these costs, recognition of revenue may be deferred until products are sold to end-users.

Research and Development Costs

Costs related to research, design and development of products are charged to research and development expense as they are incurred.

Advertising Costs

Advertising costs are expensed as incurred and amounted to $169.8 million, $144.2 million and $125.1 million in fiscal years 2007, 2006 and 2005. Advertising costs are recorded as either a marketing and selling expense or a deduction from revenue. Advertising costs reimbursed by the Company to a customer must have an identifiable benefit and an estimable fair value in order to be classified as an operating expense. If these criteria are not met, the cost is classified as a reduction of revenue.

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

The Company sells to large OEMs, distributors and key retailers and, as a result, maintains individually significant receivable balances with such customers. As of March 31, 2007, one customer represented 16% of total accounts receivable. As of March 31, 2006, two customers represented 16% and 12% of total accounts receivable. Typical payment terms require customers to pay for product sales generally within 30 to 60 days; however terms may vary by customer type, by country and by selling season. Extended payment terms are sometimes offered to a limited number of customers during the second and third fiscal quarters. The Company does not modify payment terms on existing receivables.

The Company’s OEM customers tend to be well-capitalized, multi-national companies, while distributors and key retailers may be less well-capitalized. The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers’ financial condition. The Company generally does not require collateral from its customers.

Allowance for Doubtful Accounts

Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowances are based on the Company’s regular assessment of the credit worthiness and financial condition of specific customers, as well as its historical experience with bad debts and customer deductions, receivables aging, current economic trends, geographic or country-specific risks and the financial condition of its distribution channels. Bad debt expense for fiscal years 2007, 2006 and 2005 amounted to $527,000, $9,000 and $55,000.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or market value based on a consideration of product life cycle stage, technology trends, historical sales, product development plans, component cost trends and assumptions about future demand and market conditions.

Investments

The Company invests in U.S. Government Guaranteed Student Loan Issues, which are auction rate securities collateralized by student loans and guaranteed by the United States Department of Education. Although the student loans securitizing the auction rate securities have maturity dates greater than 15 years, these investments are considered highly liquid and typically reset every 28 days. These securities are classified as available-for-sale as of March 31, 2007 and are reported at fair value with the unrealized gains and losses included as a separate component of shareholders’ equity. As of March 31, 2007, the Company had not recognized any unrealized gains or losses for its auction rate securities.

The Company also invests in companies in which Logitech owns less than a 20% interest. In accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” investments with a quoted market value are classified as available-for-sale. Such investments are reported at fair value with the unrealized gains and losses included as a separate component of shareholders’ equity. Unrealized losses are charged against income when a decline in fair value is determined to be other than temporary. Realized gains and losses upon the sale or disposition of such investments are based on the average cost of the specific investments sold.

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

Goodwill and Other Intangible Assets

The Company’s intangible assets principally include goodwill, acquired technology, trademarks, customer contracts and customer relationships and other. Intangible assets with finite lives, which include acquired technology, trademarks, customer contracts and customer relationships and other, are recorded at cost and amortized using the straight-line method over their useful lives ranging from one month to ten years. Intangible assets with indefinite lives, which include goodwill, are recorded at cost and evaluated at least annually for impairment.

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

Fair Value of Financial Instruments

The carrying value of certain of the Company’s financial instruments, including cash, cash equivalents, short-term investments, accounts receivable, accounts payable, short-term debt and current maturities of long-term debt approximates fair value due to their short maturities. The estimated fair value of publicly traded financial equity instruments are determined by quoted market prices.

Net Income per Share

Basic net income per share is computed by dividing net income by the weighted average outstanding shares. Diluted net income per share is computed using the weighted average outstanding shares and dilutive share equivalents. Dilutive share equivalents consist of employee stock options and convertible debt.

The dilutive effect of in-the-money stock options is calculated based on the average share price for each fiscal period using the treasury stock method, which assumes that the amount used to repurchase shares includes the amount the employee must pay for exercising stock options, the amount of compensation cost not yet recognized for future service, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible. The dilutive effect of convertible debt is based upon conversion, computed using the if-converted method.

Share-Based Compensation Expense

The Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”), effective April 1, 2006, using the modified prospective transition method. Therefore, results for periods prior to April 1, 2006 have not been restated to include share-based compensation expense calculated in accordance with SFAS 123R. The Company recognized share-based compensation expense in those periods in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. Logitech has applied the provisions of SAB 107 in its adoption of SFAS 123R.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share-based compensation expense for fiscal 2007 includes compensation expense, reduced for estimated forfeitures, for share-based compensation awards granted prior to but not yet vested as of April 1, 2006, based on the grant-date fair value estimated using the Black-Scholes-Merton option-pricing valuation model in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). These compensation costs are recognized in accordance with Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”, on a straight-line basis over the service period for each separately vesting portion of the award (multiple-option approach).

Share-based compensation expense for fiscal 2007 also includes compensation expense, reduced for estimated forfeitures, for awards granted after April 1, 2006 based on the grant-date fair value estimated using the Black-Scholes-Merton option-pricing valuation model. These compensation costs are recognized on a straight-line basis over the service period of the award, which is generally the option vesting term of four years (single-option approach).

Prior to adopting SFAS 123R, tax benefits resulting from the exercise of stock options were presented as operating cash flows in the consolidated statement of cash flows. SFAS 123R requires cash flows resulting from excess tax benefits to be classified as cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to share-based compensation costs for such options.

The Company will recognize a benefit from share-based compensation in paid-in capital only if an incremental tax benefit is realized after all other available tax attributes have been utilized. For income tax footnote disclosure, the Company has elected to offset deferred tax assets against the valuation allowance related to the net operating loss and tax credit carryforwards from accumulated tax benefits determined under APB 25. The Company will recognize these tax benefits in paid-in capital in accordance with Footnote 82 of SFAS 123R when the deduction reduces cash taxes payable. In addition, the Company has elected to account for the indirect benefits of share-based compensation on the research tax credit through the income statement (continuing operations) rather than through paid-in capital.

The adoption of SFAS 123R had a material impact on earnings per share and the consolidated financial statements for fiscal year 2007, and is expected to continue to materially impact the Company’s financial statements in the foreseeable future. See Note 4 to the consolidated financial statements for further discussion of share-based compensation.

Comprehensive Income

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income consists of net income and other comprehensive income, a component of shareholders’ equity. Other comprehensive income is comprised of foreign currency translation adjustments from those entities not using the U.S. dollar as their functional currency, unrealized gains and losses on marketable equity securities, net deferred gains and losses and prior service costs for defined benefit pension plans, and net deferred gains and losses on hedging activity.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

likely-than-not” to be sustained by the taxing authority and provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal year 2008. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is evaluating the financial statement and disclosure impact of adopting FIN 48. In May 2007, the FASB issued FASB Staff Position FIN 48-1, “Definition of ‘Settlement’ in FASB Interpretation No. 48” (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how a company should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective upon initial adoption of FIN 48, which the Company will adopt in the first quarter of fiscal year 2008.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 affects other accounting pronouncements that require or permit fair value measurements where the FASB has previously concluded that fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements, but may change current practice in some instances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first quarter of fiscal year 2009, and is evaluating the financial statement and disclosure impact.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FAS 115” (“SFAS 159”). SFAS 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported in earnings at each subsequent reporting date on items for which the fair value option has been elected. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal year 2009. SFAS 159 will be applied prospectively. The Company is currently determining whether fair value accounting is appropriate for any of its eligible items and cannot estimate the financial statement and disclosure impact which SFAS 159 would have, if any.

Note 3 — Net Income per Share

The computations of basic and diluted net income per share for the Company were as follows (in thousands except per share amounts):

	Year ended March 31,
	2007	2006	2005
Net income – basic	$229,848	$181,105	$149,266
Convertible debt interest expense, net of income taxes	—	1,520	2,877

Net income – diluted	$229,848	$182,625	$152,143

Weighted average shares – basic	182,635	181,361	177,008
Effect of dilutive stock options	8,356	11,380	10,344
Effect of dilutive convertible debt	—	6,028	10,898

Weighted average shares – diluted	190,991	198,769	198,250

Net income per share – basic	$1.26	$1.00	$0.84

Net income per share – diluted	$1.20	$0.92	$0.77

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal years 2007, 2006 and 2005, 3,327,825, 1,615,556 and 4,039,772 share equivalents attributable to outstanding stock options were excluded from the calculation of diluted net income per share because the exercise prices of these options were greater than the average market price of the Company’s shares, and therefore their inclusion would have been anti-dilutive.

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires that employee equity share options, non-vested shares and similar equity instruments granted by the Company are treated as potential shares in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. During the fiscal year ended March 31, 2007, the number of in-the-money employee stock options treated as potential shares in computing diluted earnings per share was approximately 18,035,229 shares or 9.9% of the basic weighted average shares outstanding based on the Company’s average share price of $23.44.

The following table illustrates the dilution effect of stock options granted and exercised:

	Year ended March 31
	2007	2006	2005
Shares outstanding	182,635,345	181,361,200	177,007,784

Stock options granted	2,555,200	3,451,470	5,186,920
Stock options canceled, forfeited, or expired	(688,242)	(1,264,618)	(631,276)

Net options granted	1,866,958	2,186,852	4,555,644

Grant dilution(1)	1.0%	1.2%	2.6%

Stock options exercised	4,599,180	6,476,232	7,314,712

Exercise dilution(2)	2.5%	3.6%	4.1%

(1)	The percentage of grant dilution is computed based on net options granted as a percentage of shares outstanding.
(2)	The percentage of exercise dilution is computed based on options exercised as a percentage of shares outstanding.

Note 4 — Share-Based Compensation

Plan Descriptions

As of March 31, 2007, the Company offers the 2006 Employee Share Purchase Plan (Non-U.S.), the 1996 Employee Share Purchase Plan (U.S.), and the 2006 Stock Incentive Plan, which replaces the 1996 Stock Plan. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury.

Effective June 15, 2006, Logitech’s Board of Directors approved the splitting of the Company’s Employee Share Purchase Plan into two separate plans, one for employees in the United States and one for employees outside the United States. As a result, the Board adopted the 2006 Employee Share Purchase Plan (Non-U.S.) (“2006 ESPP”) and renamed the 1996 Employee Share Purchase Plan as the 1996 Employee Share Purchase Plan (U.S.) (“1996 ESPP”). Under both plans, eligible employees may purchase shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

these plans, purchase agreements are automatically executed at the end of each offering period. A total of 12,000,000 shares have been reserved for issuance under both the 1996 and 2006 ESPP plans. As of March 31, 2007, a total of 1,479,217 shares were available for issuance under these plans.

On June 16, 2006, Logitech’s shareholders approved adoption of the 2006 Stock Incentive Plan (the “2006 Plan”) with an expiration date of June 16, 2016. The Plan replaces the 1996 Stock Plan (“1996 Plan”). The 2006 Plan provides for the grant to eligible employees and non-employee directors of stock options, stock appreciation rights, restricted stock and restricted stock units, which are bookkeeping entries reflecting the equivalent of shares. Stock options granted under the 2006 Plan generally will vest over four years, will have terms not exceeding ten years and will be issued at exercise prices not less than the fair market value on the date of grant. Awards under the 2006 Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria. An aggregate of 14,000,000 shares is reserved for issuance under the 2006 Plan. As of March 31, 2007, a total of 12,006,900 shares were available for issuance under this plan.

Under the 1996 Plan, the Company granted options for shares. Options issued under the 1996 Plan generally vest over four years and remain outstanding for periods not to exceed ten years. Options were granted at exercise prices of at least 100% of the fair market value of the shares on the date of grant. The Company made no grants of restricted shares, stock appreciation rights or stock units under the 1996 Plan. No further awards will be granted under the 1996 Plan.

Under the 1988 Stock Option Plan, options to purchase shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered this plan. Options generally vested over four years and remained outstanding for periods not exceeding ten years. Further grants may not be made under this plan and as of March 31, 2007, there were no options outstanding under this plan.

Impact of SFAS 123R Adoption

Effective April 1, 2006, the Company adopted SFAS 123R using the modified prospective method, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors, including stock options and share purchases under the 2006 ESPP and 1996 ESPP. The following table summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for fiscal year 2007 (in thousands). In accordance with APB 25 and related previous accounting standards, no share-based compensation expense was recognized for fiscal years 2006 and 2005.

Year Ended March 31, 2007

Cost of goods sold	$2,077

Share – based compensation expense included in gross profit	2,077
Operating expenses:
Marketing and selling	7,167
Research and development	3,151
General and administrative	7,069

Share-based compensation expense included in operating expenses	17,387
Total share-based compensation expense related to employee stock options and employee stock purchases	19,464
Tax benefit	4,526

Share-based compensation expense related to employee stock options and employee stock purchases, net of tax	$14,938

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of adopting SFAS 123R, basic earnings per share for fiscal year 2007 was $0.08 per share lower and diluted earnings per share for fiscal year 2007 was $0.07 per share lower.

For fiscal year 2007, $0.7 million of share based compensation was capitalized to inventory. For fiscal years 2006 and 2005, no share-based compensation cost was capitalized to inventory. As of March 31, 2007, total compensation cost related to non-vested stock options not yet recognized was $29.2 million, which is expected to be recognized over the next 36 months on a weighted-average basis.

Pro Forma Information

Prior to the adoption of SFAS 123R, the Company provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosures.” No employee share-based compensation expense was reflected in the results of operations for fiscal years 2006 and 2005 for employee stock option awards as all options were granted with an exercise price equal to the market value of the underlying common stock on the date of grant. The employee stock purchases were deemed non-compensatory under the provisions of APB 25.

If the Company had used SFAS 123 to account for share-based compensation expense for fiscal years 2006 and 2005, net income and net income per share would have been as follows (in thousands except per-share amounts):

	Year ended March 31,
	2006	2005
Net income:
As reported	$181,105	$149,266
Total share-based compensation expense using the fair value method	(19,896)	(24,507)
Tax benefit	5,014	5,998

Pro forma net income	$166,223	$130,757

Basic net income per share:
As reported	$1.00	$.84
Pro forma	$.92	$.74
Diluted net income per share:
As reported	$.92	$.77
Pro forma	$.84	$.67

Option Valuation

The fair value of employee stock options granted and shares purchased under the Company’s employee purchase plans was estimated using the Black-Scholes-Merton option-pricing valuation model applying the following assumptions and values:

	Year ended March 31,
	Purchase Plans			Stock Option Plans
	2007	2006	2005	2007	2006	2005
Dividend yield	0%	0%	0%	0%	0%	0%
Expected life	6 months	6 months	6 months	3.9 years	3.7 years	3.5 years
Expected volatility	33%	26%	33%	40%	47%	58%
Risk-free interest rate	4.98%	3.67%	2.06%	4.75%	4.16%	3.15%
Expected forfeitures	0%	0%	0%	8%	0%	0%
Weighted average grant-date fair value of options granted	$5.87	$4.21	$3.13	$8.11	$7.47	$5.11

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The dividend yield assumption is based on the Company’s history and future expectations of dividend payouts. The Company has not paid dividends since 1996.

The expected option life represents the weighted-average period the stock options or purchase offerings are expected to remain outstanding. The expected life is based on historical settlement rates, which the Company believes are most representative of future exercise and post-vesting termination behaviors.

Expected share price volatility is based on historical volatility using daily prices over the term of past options or purchase offerings. The Company considers historical share price volatility as most representative of future stock option volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the term of the Company’s stock options or purchase offerings.

SFAS 123R requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS 123 for periods prior to April 1, 2006, forfeitures were recognized as they occurred.

Option Activity

A summary of activity under the stock option plans is as follows (exercise prices are weighted averages):

	Year ended March 31,
	2007		2006		2005
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	21,607,944	$10	25,897,324	$8	28,656,392	$7
Granted	2,555,200	$22	3,451,470	$19	5,186,920	$12
Exercised	(4,599,180)	$7	(6,476,232)	$7	(7,314,712)	$5
Cancelled or expired	(688,242)	$13	(1,264,618)	$10	(631,276)	$9

Outstanding, end of year	18,875,722	$12	21,607,944	$10	25,897,324	$8

Exercisable, end of year	10,436,970	$9	10,509,818	$7	11,122,360	$6

The total pretax intrinsic value of options exercised during the year ended March 31, 2007 was $72.0 million. The tax benefit realized for the tax deduction from options exercised for fiscal year 2007 was $16.5 million.

The following table summarizes significant ranges of outstanding and exercisable options as of March 31, 2007 (exercise prices and contractual lives are weighted averages, and aggregate intrinsic values are in thousands):

	Options Outstanding				Options Exercisable
Range of Exercise Price	Number	Exercise Price	Contractual Life (years)	Aggregate Intrinsic Value	Number	Exercise Price	Contractual Life (years)	Aggregate Intrinsic Value
$ 1.00 -$7.49	3,650,650	$5	4.0	$82,953	3,443,650	$5	3.9	$78,599
$ 7.50 -$8.99	4,771,104	$8	5.6	93,172	3,552,524	$8	5.2	69,458
$ 9.00 -$11.99	4,003,946	$11	6.5	66,375	2,304,682	$11	5.9	38,451
$ 12.00 -$20.49	3,843,898	$18	8.1	38,750	1,036,156	$16	7.6	11,766
$ 20.50 -$29.99	2,606,124	$22	9.3	14,979	99,958	$22	8.5	611

$ 1.00 -$29.99	18,875,722	$12	6.5	$296,229	10,436,970	$9	5.2	$198,885

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on options with an exercise price less than the Company’s closing price of $27.83 as of March 31, 2007, which would have been received by the option holders had those option holders exercised their options as of that date. The total number of in-the-money options exercisable as of March 31, 2007 was 10,436,970. Of the total 18,875,722 options outstanding, 10,436,970 are fully vested and 8,438,752 are unvested, of which 6,754,563 are expected to vest, based on an estimated forfeiture rate of 8%.

Note 5 — Acquisitions

In October 2006, the Company acquired Slim Devices, Inc. (“Slim Devices”), a privately held company specializing in network-based audio systems for digital music, based in Mountain View, California. The acquisition is part of the Company’s strategy to expand its presence in the digital music and home-entertainment control environment.

Total consideration paid was $20.6 million, which includes $0.6 million in transaction costs. Under the terms of the purchase agreement, the Company acquired all of the outstanding shares of Slim Devices for $20.0 million in cash, plus a possible performance-based payment, payable in the first calendar quarter of 2010. The performance-based payment is based on net revenues from the sale of products and services in calendar year 2009 derived from Slim Devices’ technology. No payment is due if the applicable net revenues total $40 million or less. The maximum performance-based payment is $89.5 million. The total performance-based payment amount, if any, will be recorded in goodwill and will not be known until the end of calendar year 2009.

The acquisition has been accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their estimated fair values as determined by Company management based on information available at the date of acquisition. The Company obtained an independent appraisal to assist management in its determination of the fair values of the acquired identifiable intangible assets. The results of operations of the acquired company were included in Logitech’s consolidated statement of income from the acquisition date forward, and were not material to the Company’s reported results. Pro forma results of operations are not presented, as the results of operations of Slim Devices at the time of acquisition were not material to the Company’s consolidated financial statements for any period presented.

The total consideration, including transaction costs, was allocated to the fair values of assets acquired and liabilities assumed as follows (in thousands):

Tangible assets acquired	$1,749
Intangible assets acquired
Technology	10,000
Trademark/ trade name	3,100
Customer relationships and other	520
Goodwill	10,683

24,303
Liabilities assumed	(473)
Deferred tax liability related to intangible assets acquired	(4,998)

Total Consideration	$20,581

The technology relates to proprietary hardware and software developed by Slim Devices including the Squeezebox, the Transporter, the SlimServer software and the SqueezeNetwork. The SqueezeNetwork delivers content to devices such as the Squeezebox and Transporter directly from the Internet, without requiring a PC.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trademark/trade name relates to the Slim Devices product brand names. The value of the trademark/tradename was determined using the royalty savings approach, which estimates the value of the assets by capitalizing the royalties saved as a result of acquiring the assets. The intangible assets acquired are amortized on a straight-line basis over their estimated useful lives, ranging from one month to 7 years. The technology associated with the acquisition includes $1.0 million of in-process research and development, which had not reached technological feasibility at the time of the acquisition and had no further alternative uses, and was expensed to research and development expense upon consummation of the acquisition. The values of the existing technology, in-process technology and customer relationships were determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value. The goodwill associated with the acquisition is not subject to amortization and is not expected to be deductible for income tax purposes.

Note 6 — Balance Sheet Components

The following provides a breakout of certain balance sheet components (in thousands):

	March 31,
	2007	2006
Accounts receivable:
Accounts receivable	$404,373	$356,883
Allowance for doubtful accounts	(3,322)	(2,988)
Allowance for returns	(15,821)	(11,653)
Allowance for customer programs	(74,853)	(52,393)

	$310,377	$289,849

Inventories:
Raw materials	$41,542	$34,860
Work-in-process	251	184
Finished goods	176,171	161,820

	$217,964	$196,864

Other current assets:
Tax and VAT refund receivables	$19,695	$11,565
Deferred taxes	22,705	8,517
Prepaid expenses and other	25,857	14,397

	$68,257	$34,479

Property, plant and equipment:
Plant and buildings	$31,351	$32,181
Equipment	103,016	80,379
Computer equipment	34,469	28,829
Computer software	42,703	32,019

	211,539	173,408
Less: accumulated depreciation	(135,225)	(116,915)

	76,314	56,493
Construction-in-progress	7,715	15,288
Land	3,025	3,029

	$87,054	$74,810

Other assets:
Deferred taxes	$20,639	$21,560
Cash surrender value of life insurance contracts	10,888	9,421
Deposits and other	2,537	2,082

	$34,064	$33,063

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7 — Short-term Investments

During the second quarter of fiscal year 2007, the Company invested in U.S. Government Guaranteed Student Loan Issues, which are auction rate securities collateralized by student loans and guaranteed by the United States Department of Education. Although the student loans securitizing the auction rate securities have maturity dates greater than 15 years, these investments are considered highly liquid and typically reset every 28 days. These securities are classified as available-for-sale as of March 31, 2007 and are reported at fair value. As of March 31, 2007, the Company had not recognized any unrealized gains or losses for its auction rate securities.

Note 8 — Investments

In July 2003, the Company made a $15.1 million cash investment in Anoto Group AB (“Anoto”), a publicly traded Swedish technology company from which Logitech licenses its digital pen technology. The investment represented approximately 9.5% of Anoto’s outstanding shares as of March 31, 2006. During fiscal year 2007, the Company sold its Anoto investment and recognized a gain of $9.1 million, which was included in other income, net for fiscal year 2007.

In connection with the investment, a Logitech executive was elected to the Anoto board of directors. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology. During fiscal years 2007 and 2006, expenses incurred for license fees to Anoto were $0.3 million and $0.5 million. Expenses incurred for license fees and NRE service fees to Anoto were $0.7 million in fiscal year 2005.

Note 9 — Goodwill and Other Intangible Assets

The following table summarizes the activity in the Company’s goodwill account during the year ended March 31, 2007 (in thousands):

Balance as of March 31, 2006	$135,396
Additions	44,595

Balance as of March 31, 2007	$179,991

The increase in goodwill in fiscal year 2007 consists primarily of the estimated deferred payment of $33.7 million related to the acquisition of Intrigue Technologies. See Note 16 to the consolidated financial statements for further discussion of the estimated deferred payment.

The remainder of the increase is related to the acquisition of Slim Devices which increased goodwill by $10.7 million and to a lesser extent foreign currency translation adjustments. The Company intends to fully integrate Slim Devices’ business into its existing operations, and discrete financial information for Slim Devices will not be maintained. Accordingly, the acquired goodwill will be evaluated for impairment at the total enterprise level.

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s acquired other intangible assets subject to amortization were as follows (in thousands):

	March 31, 2007			March 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$19,943	$(14,902)	$5,041	$16,897	$(13,497)	$3,400
Technology	34,423	(21,248)	13,175	25,423	(18,028)	7,395
Customer contracts	2,120	(1,416)	704	600	(220)	380

	$56,486	$(37,566)	$18,920	$42,920	$(31,745)	$11,175

For fiscal years 2007, 2006 and 2005, amortization expense for other intangible assets was $4.9 million, $4.6 million and $6.3 million. The Company expects that annual amortization expense for the fiscal years ending 2008, 2009, 2010, 2011 and 2012 will be $5.0 million, $4.0 million, $3.0 million, $3.0 million and $2.0 million; and $1.9 million in total thereafter.

Note 10 — Financing Arrangements

Short-term Credit Facilities

The Company had several uncommitted, unsecured bank lines of credit aggregating $126.2 million at March 31, 2007. There are no financial covenants under these lines of credit with which the Company must comply. The Company had letters of credit and guarantees of $2.3 million and zero at March 31, 2007 and March 31, 2006, which reduce the amounts available under the lines of credit. Borrowings outstanding were $11.9 million and $14.1 million at March 31, 2007 and 2006. The borrowings under these agreements were denominated in Japanese yen at a weighted average annual interest rate of 1.7% at March 31, 2007 and 1.3% at March 31, 2006 and were due on demand.

Long-term Debt

The Company had CHF 170.0 million ($95.6 million based on exchange rates at date of issuance) aggregate principal amount of 1% convertible bonds which were called for early redemption in accordance with their terms. As of November 11, 2005, all outstanding bonds had been presented for conversion into 10,897,386 Logitech shares at the conversion price of CHF 15.60 per share ($11.86 based on exchange rates at November 11, 2005). The conversion was satisfied through delivery of treasury shares.

Note 11 — Shareholders’ Equity

Exchange of Nasdaq-Listed American Depositary Shares

In September 2006, the Company announced its intent to exchange its Nasdaq-listed ADSs for Logitech shares and continue its Nasdaq listing with shares in lieu of ADSs, so that the same Logitech shares trade on the Nasdaq Global Select Market as well as on the SWX Swiss Exchange. The exchange took effect on October 23, 2006. On the effective date, the Logitech ADS program was terminated and one ADS was exchanged on a mandatory basis for one share. Since the exchange of the Nasdaq-listed ADSs for Logitech shares was a one-for-one exchange, there was no impact on financial statement or per share amounts.

Stock Split

In June 2006, the Company’s shareholders approved a two-for-one split of Logitech’s shares, which took effect on July 14, 2006. In June 2005, the Company’s shareholders also approved a two-for-one split of Logitech’s shares, which took effect on June 30, 2005. All references to share and per-share data for all periods presented herein have been adjusted to give effect to these stock splits.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Authorized and Conditional Share Capital

In June 2006, the Company’s shareholders renewed the approval of 40 million authorized shares for use in acquisitions, mergers and other transactions. This authorization expires at the Company’s Annual General Meeting in 2008.

In addition, the Company has conditionally authorized shares totaling 60,661,860 to cover option rights granted or other equity rights that may be granted to employees, officers and directors of Logitech under its employee equity incentive plans. The Company has also conditionally authorized shares totaling 10,900,000 to cover conversion rights granted in connection with the issue of the Company’s convertible bonds. As of November 11, 2005, all outstanding bonds had been presented for conversion. The conversion was satisfied through delivery of treasury shares. The conditional share capital increase for the total authorized shares of 71,561,860 does not have an expiration date.

Dividends

Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (CHF 378.3 million or $310.1 million based on exchange rates at March 31, 2007) and is subject to shareholder approval. The Company will recommend to its shareholders that no cash dividends be paid in 2007.

Legal Reserves

Under Swiss corporate law, a minimum of 5% of the Company’s annual net income must be retained in a legal reserve until this legal reserve equals 20% of the Company’s issued and outstanding aggregate par value per share capital. These legal reserves represent an appropriation of retained earnings that are not available for distribution and totaled $7.9 million at March 31, 2007.

Additionally, under Swiss corporate law, the Company is required to establish a reserve equal to the amount of treasury shares repurchased at year-end. The reserve for treasury shares, which is not available for distribution, totaled $217.1 million at March 31, 2007.

Share Repurchases

The Company employs share buyback programs as an efficient way to return value to shareholders.

In May 2006, the Company announced the approval by its board of directors of a new share buyback program authorizing the repurchase of up to $250 million of its shares. The program expires at the Company’s 2009 Annual General Meeting at the latest. Under this program, the Company repurchased 2.7 million shares for $76.6 million during the year ended March 31, 2007. The approved amount remaining under this program at March 31, 2007 is $173.4 million.

In June 2005, the Company announced the approval by its board of directors of a buyback program of up to CHF 300.0 million (approximately $235.0 million based on exchange rates at the date of announcement). Under this program, which was completed in the quarter ended December 31, 2006, the Company repurchased a total of 11.3 million shares for $236.1 million.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal years 2007, 2006 and 2005, the Board of Directors authorized the following share buyback programs (in thousands):

Date of Announcement	Approved Buyback Amount	Equivalent USD Amount(1)	Expiration Date
May 2006	USD 250,000	$250,000	June 2009
June 2005	CHF 300,000	$235,000	June 2008
April 2004	CHF 250,000	$200,000	June 2006

(1)	Represents the approved buyback amount in U.S. dollars, calculated based on exchange rates on the announcement dates.

The Company repurchased shares under these buyback programs as follows (in thousands):

	Amount Repurchased During Year ended March 31,(1)
Date of Announcement	Program to date		2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
May 2006	2,726	$76,610	2,726	$76,610	—	$—	—	$—
June 2005	11,286	$236,098	2,884	$61,485	8,402	$174,613	—	$—
April 2004	14,974	$201,264	—	$—	3,874	$66,739	11,100	$134,525

(1)	Represents the amount in U.S. dollars, calculated based on exchange rates on the repurchase dates.

Note 12 — Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss were as follows (in thousands):

	2007	2006	2005
Cumulative translation adjustment	$(38,529)	$(48,224)	$(44,910)
Adoption of SFAS 158, net of tax	(2,728)	—	—
Change in unrealized gain on investments, net of tax	9,400	19,611	—
Reclassification adjustment for net realized gains on investment included in net income	(9,400)	—	—
Deferred realized hedging gains	1,099	402	1,019

	$(40,158)	$(28,211)	$(43,891)

Note 13 — Employee Benefit Plans

Employee Share Purchase Plans and Stock Option Plans

See Note 4 to the consolidated financial statements for further discussion of the employee share purchase plans and stock option plans.

Defined Contribution Plans

Certain of the Company’s subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for fiscal years 2007, 2006 and 2005, were $5.7 million, $4.1 million and $3.0 million.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined Benefit Plans

Two of the Company’s subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all of their employees. Retirement benefits are provided based on employees’ years of service and earnings, or in accordance with applicable employee benefit regulations. The Company’s practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position, and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. This standard also requires a change in the measurement of a plan’s assets and benefit obligations as of the end date of the employer’s fiscal year. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. As a result of the application of SFAS 158 as of March 31, 2007, the Company recognized the net underfunded status of these plans, resulting in an increase to net pension liability of $3.9 million, an increase to deferred tax assets of $0.9 million, additional expense of $0.3 million, and a corresponding adjustment to accumulated other comprehensive loss of $2.7 million. The Company does not expect the measurement date provisions to have a significant impact on the Company’s consolidated financial statements.

Net pension costs for fiscal years 2007, 2006 and 2005 were $3.0 million, $2.9 million and $3.3 million. The net pension liability recognized at March 31, 2007 and 2006 was $7.4 million and $4.5 million. If SFAS 158 had been applicable for fiscal year 2006, the net pension liability recognized would have been $6.8 million. As of the plans’ measurement date of March 31, the fair value of plan assets was $27.4 million and $22.3 million in 2007 and 2006, the projected benefit obligation was $34.8 million and $29.1 million and the accumulated benefit obligation was $21.6 million and $20.1 million.

Deferred Compensation Plan

One of the Company’s subsidiaries offers a management deferred compensation plan which permits eligible employees to make 100%-vested salary and incentive compensation deferrals within established limits, which are invested in Company-owned life insurance contracts held in a Rabbi Trust. The Company does not make contributions to the plan. The cash surrender value of the insurance contracts was approximately $10.9 million and $9.4 million at March 31, 2007 and 2006 and was included in other assets. Expenses and gains or losses related to the insurance contracts are included in other income, net and have not been significant to date. The unsecured obligation to pay the compensation deferred, adjusted to reflect the positive or negative performance of investment measurement options selected by each participant, was approximately $12.3 million and $10.7 million at March 31, 2007 and 2006 and was included in other liabilities. The additional compensation expenses related to investment performance have not been significant to date.

Note 14 — Income Taxes

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company’s income before taxes and the provision for income taxes are generated outside of Switzerland. The portion of the Company’s income before taxes for fiscal years 2007, 2006 and 2005 subject to foreign income taxes was $113.8 million, $92.2 million, and $58.2 million. Consequently, the weighted average expected tax rate may vary from period to period to reflect the generation of taxable income in different tax jurisdictions.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes is summarized as follows (in thousands):

	Year ended March 31,
	2007	2006	2005
Current:
Swiss	$4,644	$3,950	$2,773
Foreign	36,295	31,497	29,637
Deferred:
Swiss	(89)	(178)	(620)
Foreign	(15,141)	(6,520)	(5,450)

Total	$25,709	$28,749	$26,340

Deferred income tax assets and liabilities consist of the following (in thousands):

	March 31,
	2007	2006
Deferred tax assets:
Net operating loss carryforwards	$457	$—
Other tax credit carryforwards	—	1,389
Accruals	32,856	25,946
Depreciation and amortization	10,032	2,742

Gross deferred tax assets	43,345	30,077
Deferred tax liabilities:
Acquired intangible assets	(4,981)	(453)
Unrecognized gains	—	(1,659)

Gross deferred tax liabilities	(4,981)	(2,112)

Net deferred tax assets	$38,364	$27,965

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in the Company’s effective tax rate.

Deferred tax assets relating to tax benefits of employee stock option grants have been reduced to reflect the exercises in fiscal year 2007. Some exercises resulted in tax deductions in excess of previously recorded benefits based on the option value at the time of grant (“windfalls”). Although these additional tax benefits are reflected in net operating loss carryforwards, pursuant to SFAS 123(R), the additional tax benefit associated with the windfall is not recognized until the deduction reduces cash taxes payable. When the tax benefit reduces cash taxes payable, the Company will credit equity. During fiscal year 2007, the Company recorded a credit to equity of $14.7 million. As of March 31, 2007, the net operating loss and tax credit carryforwards related to unrecognized tax benefits of $47.2 million are not reflected in the Company’s deferred tax assets. Substantially all of the Company’s foreign net operating loss and tax credit carryforwards for income tax purposes of $100.6 million and $8.3 million are related to stock options. If not utilized, the net operating loss carryforwards will expire in fiscal years 2019 to 2026, and the tax credit carryforwards will expire in fiscal years 2008 to 2027.

The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income or loss in each country multiplied by that country’s applicable statutory tax rates. The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled below (in thousands):

	Year ended March 31,
	2007	2006	2005
Expected tax provision at weighted average rate	$34,393	$36,251	$29,087
Foreign income taxes at different rates	(2,477)	(5,543)	(2,580)
Research and development tax credits	(1,868)	(140)	(304)
Other	(4,339)	(1,819)	137

Total provision for income taxes	$25,709	$28,749	$26,340

The Company has negotiated a tax holiday on certain earnings in China which is effective from January 2006 through December 2010. The tax holiday represents a tax exemption aimed to attract foreign technological investment in China. The impact of the tax holiday decreased income tax expense by approximately $2.5 million for fiscal year 2007. The benefit of the tax holiday on net income per share (diluted) was approximately $0.01 in fiscal year 2007.

Note 15 — Derivative Financial Instruments – Foreign Exchange Hedging

The Company enters into foreign exchange forward contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income. The Company did not record any gains or losses due to hedge ineffectiveness during fiscal years 2007, 2006 and 2005. The notional amounts of foreign exchange forward contracts outstanding at March 31, 2007 and 2006 were $38.5 million and $13.6 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized gains totaled $0.3 million at March 31, 2007 and are expected to be reclassified to cost of

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

goods sold when the related inventory is sold. Realized net losses reclassified to cost of goods sold during fiscal years 2007, 2006 and 2005 were $0.3 million, $2.6 million and $1.0 million.

The Company also enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. The gains or losses on the foreign exchange forward contracts offset the transaction losses or gains on the foreign currency receivables or payables recognized in earnings. The foreign exchange forward contracts are entered into on a monthly basis and generally mature within one to three months. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. The notional amounts of foreign exchange forward contracts outstanding at March 31, 2007 and 2006 were $9.0 million and $8.6 million. The notional amounts of foreign exchange swap contracts outstanding at March 31, 2007 and 2006 were $11.5 million and $5.9 million. Unrealized net losses on the contracts were immaterial at March 31, 2007.

Note 16 — Commitments and Contingencies

The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company’s option and usually include escalation clauses linked to inflation. Future minimum annual rentals under non-cancelable operating leases at March 31, 2007 are as follows (in thousands):

Year ending March 31,
2008	$12,060
2009	11,117
2010	9,305
2011	7,865
2012	7,294
Thereafter	15,237

$62,878

Rent expense was $9.9 million, $8.7 million and $7.0 million during the years ended March 31, 2007, 2006 and 2005.

At March 31, 2007, fixed purchase commitments for capital expenditures amounted to $21.4 million, and primarily related to commitments for manufacturing equipment, tooling and leasehold improvements. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At March 31, 2007, fixed purchase commitments for inventory amounted to $124.1 million, which are expected to be fulfilled within the fiscal quarter ending June 30, 2007. The Company also had other commitments totaling $28.3 million for consulting services, information technology services, marketing arrangements and advertising. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

The Company has guaranteed the purchase obligations of some of its contract manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly varies. At March 31, 2007, the amount of these outstanding guaranteed purchase obligations was approximately $3.1 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at March 31, 2007. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels. Based on the net sales of remote controls for fiscal year 2007, the Company will be obligated to make a deferred payment of at least $33.7 million. The total deferred payment amount could be higher, and will not be known until the end of the revenue measurement period. The total deferred payment will be paid by December 31, 2007. As of March 31, 2007, a deferred payment of $33.7 million has been recorded as an adjustment to goodwill.

All of the Company’s products are subject to the European Union’s (“EU”) Waste Electrical and Electronic Equipment Directive (“WEEE”), which came into effect in August 2004 and requires producers of electrical goods to be financially responsible for specified collection, recycling, treatment and disposal of covered products. Producer obligations also include specified collection, recycling, treatment and disposal of equipment that had been placed in the EU marketplace prior to August 2005, and has reached its end of life. To date, specific legal requirements have not been finalized by all member states, with certain member states delaying implementation until 2007 or beyond. In those countries where legislation is not in effect, the Company has concluded that the costs of managing and recycling historical and future waste equipment are not reasonably estimable, and no liability has been recognized. In those countries which have enacted legislation, the Company has provided for the costs of managing and recycling historical and future waste equipment. These costs, which are not material, are based on the Company’s estimated market share of the total cost, which depends on a number of factors, including administration and treatment costs as well as the commercial cost of recycling.

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

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17 — Interest and Other Income

Interest and other income, net was comprised of the following (in thousands):

	Year ended March 31,
	2007	2006	2005
Interest income	$9,083	$5,512	$3,771
Interest expense	(350)	(1,921)	(3,630)

Interest income, net	$8,733	$3,591	$141

Foreign currency exchange gains, net	$6,190	$7,580	$3,522
Gain on sale of investments, net	9,048	560	—
Write-off of investments	—	(1,168)	—
Other, net	724	380	269

Other income, net	$15,962	$7,352	$3,791

Note 18 — Segment Information

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for personal computers and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets, are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Year ended March 31,
	2007	2006	2005
Europe	$1,027,852	$887,736	$733,667
North America	729,207	617,942	503,356
Asia Pacific	309,510	291,037	245,603

Total net sales	$2,066,569	$1,796,715	$1,482,626

In fiscal years 2007 and 2005, no single country other than the United States represented more than 10% of the Company’s total consolidated net sales. In fiscal year 2006, no single country other than the United States and Germany represented more than 10% of the Company’s total consolidated net sales. In fiscal year 2007, one customer represented 14% of net sales. In fiscal year 2006, two customers represented 14% and 11% of net sales. In fiscal year 2005, two customers represented 14% and 10% of net sales. As of March 31, 2007, one customer represented 16% of total accounts receivable. As of March 31, 2006, two customers represented 16% and 12% of total accounts receivable.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net sales by product family for fiscal years 2007, 2006 and 2005 were as follows (in thousands):

	Year ended March 31,
	2007	2006	2005
Retail – Cordless	$525,885	$448,358	$453,519
Retail – Corded	332,129	314,695	296,346
Retail – Video	313,932	273,340	201,626
Retail – Audio	404,069	334,496	158,134
Retail – Gaming	145,784	136,944	146,517
Retail – Remote Controls	91,739	57,227	19,320
Retail – Other	30,857	22,973	18,942
OEM	222,174	208,682	188,222

Total net sales	$2,066,569	$1,796,715	$1,482,626

Long-lived assets by geographic region were as follows (in thousands):

	March 31,
	2007	2006
Europe	$16,800	$10,019
North America	25,555	26,321
Asia Pacific	46,724	40,318

Total long-lived assets	$89,079	$76,658

Long-lived assets in China, the United States and Switzerland each represented more than 10% of the Company’s total consolidated long-lived assets at March 31, 2007. At March 31, 2006, long-lived assets in China, the United States, Switzerland and Taiwan each represented more than 10% of the Company’s total consolidated long-lived assets.

Note 19 — Other Disclosures Required by Swiss Law

Balance Sheet Items

The amounts of certain balance sheet items were as follows (in thousands):

	March 31,
	2007	2006
Prepayments and accrued income	$11,213	$8,430
Non-current assets	$320,043	$290,858
Pension liabilities, current	$50	$43
Fire insurance value of property, plant and equipment	$162,666	$146,077

Statement of Income Items

Total personnel expenses amounted to $223.6 million, $173.5 million and $146.4 million in fiscal years 2007, 2006 and 2005.

LOGITECH INTERNATIONAL S.A.

QUARTERLY FINANCIAL DATA

(Unaudited)

The following table contains selected unaudited quarterly financial data for fiscal years 2007 and 2006 (in thousands except per share amounts):

	Year ended March 31, 2007				Year ended March 31, 2006
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$393,282	$502,041	$658,512	$512,734	$334,702	$422,101	$573,856	$466,056
Gross profit	120,912	172,965	238,657	176,991	107,372	132,362	185,507	148,869
Operating expenses:
Marketing and selling	51,198	70,445	84,146	66,475	45,983	57,424	66,067	52,030
Research and development	24,928	26,118	28,778	28,432	21,018	21,491	22,380	23,064
General and administrative	20,995	24,225	26,137	26,786	15,144	15,207	16,387	19,004

Total operating expense	97,121	120,788	139,061	121,693	82,145	94,122	104,834	94,098
Operating income	23,791	52,177	99,596	55,298	25,227	38,240	80,673	54,771
Net income	$30,147	$49,204	$94,304	$56,193	$22,397	$36,237	$71,348	$51,123
Net income per share:
Basic	$.17	$.27	$.52	$.31	$.13	$.20	$.38	$.28
Diluted	$.16	$.26	$.49	$.29	$.12	$.18	$.36	$.26
Shares used to compute net income per share:
Basic	182,648	182,502	182,652	182,738	176,914	177,377	185,794	185,365
Diluted	190,646	190,276	191,145	191,091	197,813	199,669	200,380	196,114

The following table sets forth certain quarterly financial information as a percentage of net sales:

	Year ended March 31, 2007				Year ended March 31, 2006
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	30.7	34.5	36.2	34.5	32.1	31.4	32.3	31.9
Operating expenses:
Marketing and selling	13.0	14.0	12.8	13.0	13.7	13.6	11.5	11.2
Research and development	6.3	5.2	4.4	5.5	6.3	5.1	3.9	4.9
General and administrative	5.4	4.9	3.9	5.2	4.6	3.6	2.8	4.0

Total operating expense	24.7	24.1	21.1	23.7	24.6	22.3	18.2	20.1
Operating income	6.0	10.4	15.1	10.8	7.5	9.1	14.1	11.8
Net income	7.7%	9.8%	14.3%	11.0%	6.7%	8.6%	12.4%	11.0%

Schedule II

LOGITECH INTERNATIONAL S.A.

VALUATION AND QUALIFYING ACCOUNTS

For the Fiscal Years Ending March 31, 2007, 2006 and 2005 (in thousands)

Fiscal Year	Description	Balance at beginning of period	Charged to Income Statement	Write-offs charged to allowance	Balance at end of period
2007	Allowance for doubtful accounts	$2,988	$527	$(193)	$3,322
2006	Allowance for doubtful accounts	$5,166	$9	$(2,187)	$2,988
2005	Allowance for doubtful accounts	$6,068	$55	$(957)	$5,166

2007	Cooperative Marketing Arrangements	$25,646	$75,654	$(67,064)	$34,236
2006	Cooperative Marketing Arrangements	$18,418	$56,865	$(49,637)	$25,646
2005	Cooperative Marketing Arrangements	$10,561	$46,369	$(38,512)	$18,418

2007	Customer Incentive Programs	$24,388	$66,456	$(58,045)	$32,799
2006	Customer Incentive Programs	$12,635	$46,971	$(35,218)	$24,388
2005	Customer Incentive Programs	$11,396	$31,576	$(30,337)	$12,635

2007	Reserve for Sales Returns	$11,653	$73,899	$(69,731)	$15,821
2006	Reserve for Sales Returns	$6,416	$59,262	$(54,025)	$11,653
2005	Reserve for Sales Returns	$11,058	$44,116	$(48,758)	$6,416

2007	Price Protection	$2,359	$29,304	$(23,845)	$7,818
2006	Price Protection	$2,669	$15,579	$(15,889)	$2,359
2005	Price Protection	$3,906	$12,849	$(14,086)	$2,669

S-1